Form 20-F
Allego N.V.
filed 2022-03-22
CIK 1874474

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: March 16, 2022

Commission File Number: 001-41329

Allego N.V.

(Exact name of Registrant as specified in its charter)

Not applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Allego N.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

(Address of Principal Executive Offices)

Mathieu Bonnet

Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands

+31(0)88 033 3033

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ALLG	New York Stock Exchange
Warrants	ALLG.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 265,842,643 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes   ☐     No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by	Other ☐
the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

Allego N.V.

i

EXPLANATORY NOTE

On July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“Spartan”), Athena Pubco B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego”), Athena Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Madeleine”), Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Allego Holding”), and, solely with respect to the sections specified therein, E8 Partenaires, a French société par actions simplifée (“E8 Investor”), entered into a Business Combination Agreement and Plan of Reorganization (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, among other things, (i) the shareholders of Allego Holding would contribute and transfer all of their shares in Allego Holding to Allego in exchange for Allego Ordinary Shares (as defined below); (ii) Merger Sub would merge with and into Spartan (the “Spartan Merger”), with Spartan surviving the Spartan Merger as a wholly owned subsidiary of Allego and each outstanding share of Spartan Class A Common Stock (including the shares of Spartan Class A Common Stock received upon conversion of the Spartan Founders Stock) would be cancelled and converted into one ordinary share, par value EUR 0.12, of Allego (each, an “Allego Ordinary Share”); (iii) Allego would be converted into a Dutch public limited liability company (naamloze vennootschap) and its articles of association would be amended; (iv) subscribers would subscribe for Allego Ordinary Shares in the Private Placement; and (v) Allego would assume that certain warrant agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), and enter into such amendments thereto as may be necessary such that each of the Spartan Warrants (as defined below) governed thereby and then outstanding and unexercised would automatically be converted into a warrant to acquire one Allego Ordinary Share (each resulting warrant, an “Assumed Warrant”), which Assumed Warrants, pursuant to a warrant assumption agreement by and among Spartan, Allego and Continental Stock Transfer & Trust Company (the “Warrant Assumption Agreement”), would be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Spartan warrant immediately prior to the Effective Time. The Business Combination was consummated on March 16, 2022, and on March 17, 2022 the Allego Ordinary Shares and Assumed Warrants began trading on the NYSE (as defined below) under the symbols “ALLG” and “ALLG.WS,” respectively.

FINANCIAL STATEMENT PRESENTATION

Athena Pubco B.V. was incorporated by Madeleine on June 3, 2021 for the purpose of effectuating the Business Combination described herein. Prior to the Business Combination, Athena Pubco B.V., which was redesignated as Allego N.V. in connection with the Closing, had no material assets and did not operate any businesses. The Business Combination resulted in Allego acquiring Allego Holding and combining with Spartan, with an exchange of the shares and warrants issued by Spartan for those of Allego. The Business Combination was accounted for as a capital reorganization followed by the combination with Spartan, which was treated as a recapitalization. Following the Business Combination, both Allego Holding and Spartan are wholly owned subsidiaries of Allego.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 20-F (including information incorporated by reference herein, the “Report”) contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as, “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entities “Item 3.D. Risk Factors” of this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

INDUSTRY AND MARKET DATA

In this Report, we present industry data, forecasts, information and statistics regarding the markets in which Allego competes as well as Allego management’s analysis of statistics, data and other information that it has derived from third-parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources, including: (i) traffic data from governmental agencies, such as Germany’s BAST (Bundesanstalt für Straßenwesen), the Netherlands’ Rijkswaterstaat, and the United Kingdom’s Department of Transport, (ii) population data from EUROSTAT, (iii) registered cars data from governmental statistics agencies, such as Germany’s Kraftfahrt Bundesamt, the Netherlands’ CBS (Centraal Bureau voor de Statistiek) and the United Kingdom’s Department of Transport, (iv) electric vehicle sales forecasts from consultancy firms, such as ING, UBS, BCG and Navigant, (v) electric vehicle sales data from the European Automobile Manufacturers’ Association, and (vi) industry growth forecasts from BloombergNEF. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company — Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Report.

Although we believe that these third-party sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3.D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its services relative to its competitors, are based on estimates by us. These estimates have been derived from Allego management’s knowledge and experience in the markets in which Allego operates, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Allego operates and have not been verified by independent sources. Unless otherwise noted, all of Allego’s market share and market position information presented in this Report is an approximation. Allego’s market share and market position, unless otherwise noted, is based on Allego’s volume relative to the estimated volume in the markets served by Allego’s business segments. References herein to Allego being a leader in a market or product category refer to Allego management’s belief that Allego has a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on Allego management’s internal analysis of Allego volume as compared to the estimated volume of its competitors.

Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Allego operates and Allego management’s understanding of industry conditions. Although we believe that such information is reliable, this information has not been verified by any independent sources.

DEFINED TERMS

In this document:

“Allego” means (i) prior to the consummation of the Business Combination, Allego Holding B.V. and (ii) following the consummation of the Business Combination, Allego N.V. Simultaneously with Closing, Athena Pubco B.V. was redesignated as Allego N.V., such that the go-forward public company is Allego N.V. (“Allego N.V.”).

“Allego Articles” means the Articles of Association of Allego N.V.

“Allego Holding” means Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Allego N.V.” has the meaning set forth in the definition of “Allego” above.

“Allego Ordinary Shares” means the ordinary shares of Allego N.V. immediately following the Business Combination, with a nominal value of € 0.12 per share.

“Assumed Warrants” means the Spartan Warrants that were automatically converted in connection with the Business Combination into warrants to acquire one Allego Ordinary Share, and remain subject to the same terms and conditions (including exercisability) as were applicable to the corresponding Spartan Warrant immediately prior to the Business Combination.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement and Plan of Reorganization, dated as of July 28, 2021, by and among Allego, Allego Holding, Merger Sub, Spartan, Madeleine, and, solely with respect to the sections specified therein, E8 Investor.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the date on which the Closing took place.

“E8 Investor” means E8 Partenaires, a French société par actions simplifée.

“Effective Time” means date and time the certificate of merger by which the Spartan Merger consummated was filed.

“Form F-4” means the registration statement on Form F-4 initially filed by Allego with the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2022, and all amendments thereto.

“Group” means Allego Holding B.V. and its subsidiaries.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.

“LTIP” means the Allego Long-Term Incentive Plan.

“Madeleine” means Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Merger Sub” means Athena Merger Sub, Inc., a Delaware corporation.

“NYSE” means the New York Stock Exchange.

”PIPE” means the commitments obtained from certain investors for a private placement of an aggregate of 15,000,000 Allego Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $150,000,000.

“Private Placement Warrants” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of Spartan’s IPO.

“Public Warrants” means the warrants sold as part of the Spartan Units.

“SEC” means the United States Securities and Exchange Commission.

“Spartan” means Spartan Acquisition Corp. III, a Delaware corporation.

“Spartan Charter” means Spartan’s Amended and Restated Certificate of Incorporation dated February 8, 2021.

“Spartan Class A Common Stock” means Spartan’s Class A common stock, par value $0.0001 per share.

“Spartan Founders Stock” means Spartan’s Class B common stock, par value $0.0001 per share.

“Spartan Units” means the units sold in connection with Spartan’s IPO.

“Spartan Warrants” means the Private Placement Warrants and the Public Warrants, collectively.

“Special Fees Agreement” means the Special Fees Agreement by and between Madeleine and E8 Investor dated as of December 16, 2020, as amended.

“Sponsor” means Spartan Acquisition Sponsor III LLC, a Delaware limited liability company.

“Trust Account” means the trust account that held the cash proceeds from Spartan’s IPO and concurrent private placement of private placement warrants to the Sponsor.

“Warrant Agreement” means the Warrant Agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company.

“Warrant Assumption Agreement” means the Warrant Assumption Agreement dated March 16, 2022 by and among Spartan, Allego and Continental Stock Transfer & Trust Company.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors and senior management of Allego upon the consummation of the Business Combination is set forth in “Item 6.A. Directors and Executive Officers” of this Report.

B.	Advisors

Weil, Gotshal & Manges LLP, 767 5th Ave., New York, NY 10153, NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands, and Clifford Chance Europe LLP, 1 rue d’Astorg, CS 60058, 75377 Paris Cedex 08 served as counsel to Allego.

C.	Auditors

Ernst & Young Accountants LLP acted as the independent auditor for Allego Holding B.V. and its subsidiaries for each of the three years in the period ended December 31, 2021 and is expected to continue to act as Allego’s independent auditor for the financial year ending December 31, 2022.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of Allego on an unaudited pro forma consolidated basis as of June 30, 2021, after giving effect to the Business Combination and PIPE financing.

As of June 30, 2021 (pro forma for Business Combination and PIPE financing)	(€ in thousands)
Non-current assets	79,390
Cash and cash equivalents	112,154
Other current assets	64,744

Total assets	256,288
Current liabilities	45,383
Non-current liabilities	129,298

Total liabilities	174,681
Share capital	31,975
Share Premium	308,504

Reserves	2,590

Retained Earnings	261,462

Total shareholders’ equity	81,607

Prior to the Closing, 54,092,418 share of Spartan Class A Common Stock were redeemed by the holders for an aggregate redemption payment of approximately $540,984,673.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Allego’s Business, Industry and Regulatory Environment

Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.

Allego incurred a net loss of € 126.6 million for the six months ended June 30, 2021 and as of June 30, 2021, Allego had an accumulated deficit of approximately € 96.1 million. Allego believes it will continue to incur net losses in each quarter for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future. Allego’s potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) by consumers in Europe, which may occur at a slower pace than anticipated or may not occur at all. This continued adoption may depend upon continued support from regulatory programs and in each case, the use of Allego chargers and Allego services may be at much lower levels than Allego currently anticipates.

Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

Allego has experienced rapid growth in recent periods that has placed and continues to place a significant strain on employee retention, management, operations, financial infrastructure and corporate culture and has required several strategic adjustments. Allego’s revenue has increased from € 25.8 million in 2019 to € 44.2 million in 2020. In addition, in the event of further growth, Allego’s information technology systems and Allego’s internal control over financial reporting and procedures may not be adequate to support its operations and may increase the risk of data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate company funds. Allego may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors. Allego may also face the risk that EVCloudTM, its core platform, is not able to support Allego’s growth due to increased traffic on Allego charging points, which would interrupt business operations. Allego could then also face contractual penalties with its customers if this results in a failure to meet its contractual obligations.

To manage growth in operations and personnel management, Allego will need to continue to improve its operational, financial and management controls and reporting systems and procedures. Failure to manage growth effectively could result in difficulty or delays in developing new EV charging sites, in attracting new customers, declines in quality or customer satisfaction, increases in costs, difficulties in introducing new solutions and services or enhancing existing solutions and services, loss of EV sites and customers, information security vulnerabilities or other operational difficulties, any of which could adversely affect its business performance and operating results.

Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected.

Allego’s business forecasts and projections are subject to different parameters with significant uncertainty and are based on assumptions, analyses and internal estimates developed by Allego’s management and teams, any or all of which may not prove to be correct or accurate. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ materially and adversely from those forecasted or projected. Realization of the operating results forecasted will depend on the successful implementation of Allego’s proposed business plan, and the development of policies and procedures consistent with Allego’s assumptions. Future results will also be affected by events and circumstances beyond Allego’s control, for example, the competitive environment, Allego’s executive team, technological change, economic and other conditions in the markets in which Allego operates or proposes to operate, national and regional regulations, uncertainties inherent in product and software development and testing, Allego’s future financing needs, and Allego’s ability to grow and to manage growth effectively. In particular, Allego’s forecasts and projections include forecasts and estimates relating to the expected size and growth of the markets in which Allego operates in Europe or seeks to enter and demand for its current and future charging points. For the reasons described above, it is likely that the actual results of its operations will be different from the results forecasted and those differences may be material and adverse.

Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. Estimates and forecasts relating to the size and expected growth of the target market, market demand, EV adoption across each individual national market in Europe and use cases, capacity of automotive and battery original equipment manufacturers (“OEMs”) and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public fast and ultrafast charging or Allego market share capture are difficult to predict. The estimated addressable market may not materialize in the timeframe of the projections, if ever, and even if the markets meet the size estimates and growth estimates, Allego’s business could fail to grow at similar rates.

Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

The EV charging market is relatively new, and competition is still developing. Apart from China, Europe is the biggest EV market in the world and is more mature than the United States. Allego competes in its charging network and services businesses with many competitors. With respect to the development of its own public EV charging network, Allego primarily competes with incumbent utilities and oil and gas companies alongside pure EV charging players and companies linked to car manufacturers. With respect to its services business, Allego competes with a variety of companies, including hardware manufacturers, software platform vendors, installation companies and maintenance contractors. Despite Allego’s longstanding European presence, it must continuously strive to remain competitive in its markets. Competition may hamper global EV adoption as an influx of providers may lead to poor service and trust in any one provider of EV charging solutions.

In addition, there are means for charging EVs other than publicly accessible charging, which could affect the level of demand for onsite charging capabilities at public or commercial areas, which are Allego’s primary focus. For example, Tesla Inc. continues to build out its supercharger network across Europe for its vehicles, which could reduce overall demand for EV charging at other sites. Tesla may also open its supercharger network to support charging of non-Tesla EVs in the future, which could further reduce demand for charging at Allego’s sites. Additionally, third- party contractors can provide basic electric charging capabilities to potential customers of Allego, including commercial on premise charging and home charging solutions. Many EV hardware manufacturers are now offering home charging equipment, which could reduce demand for public charging if EV owners find charging at home to be more convenient. Regulations imposing home or workplace charging capabilities for all new buildings could also adversely affect the development of public charging versus home charging.

Furthermore, Allego’s current or potential competitors may be acquired by third-parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than Allego to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

New competitors or alliances may emerge in the future that have greater market share, more widely adopted proprietary technologies, greater marketing expertise and greater financial resources, which could put Allego at a competitive disadvantage. Future competitors could also be better positioned to serve certain segments of Allego’s current or future target markets, which could increase costs and create downward pricing pressure on charging sessions. In light of these factors, even if Allego’s public charging network is larger and provides faster charging, and if its services offerings are more effective, higher quality and address more complex demands than those of its competitors, current or potential customers may accept other competitive solutions. If Allego fails to adapt to changing market conditions or continue to compete successfully with current charging providers or new competitors, its growth will be limited, which would adversely affect its business and results of operations.

Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites and the sales of services to Business to Business (“BtoB”) customers.

Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites and its sales of services to BtoB customers. The sites Allego may wish to lease or acquire may first be leased or acquired by competitors or they may no longer be economically attractive due to certain adverse conditions such as increased rent which would hamper the growth and profitability of Allego’s business.

Furthermore, Allego’s BtoB customer base may not increase as quickly as expected because the adoption of EVs may be delayed or transformed by new technologies. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet for some customers or providing EV equipment to facilities for other customers can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle for certain BtoB customers could also be longer than expected.

Allego may need to raise additional funds or debt and these funds may not be available when needed.

Allego may need to raise additional capital or debt in the future to further scale its business and expand to additional markets. Allego may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from financial institutions. Allego cannot be certain that additional funds will be available on favorable terms when required, or at all. If Allego cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If Allego raises funds through the issuance of debt securities or through loan arrangements, the terms of such arrangements could require significant interest payments, contain covenants that restrict Allego’s business, or other unfavorable terms. In addition, to the extent Allego raises funds through the sale of additional equity securities, Allego shareholders would experience additional dilution. For example, in order to meet its current funding needs, Allego borrowed approximately € 14,000,000 under its existing senior debt facility during the fourth quarter of 2021, which resulted in the amounts under such facility being fully drawn, and will utilize the proceeds from the recently completed Business Combination and PIPE financing.

If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.

Once Allego charging points are operational, customers rely on Allego to provide maintenance services to resolve any issues that might arise in the future. Rapid and high-quality customer and equipment support is important so that drivers can reliably charge their EVs. The importance of high-quality customer and equipment support will increase as Allego seeks to expand its public charging network and retain customers, while pursuing new EV drivers and geographies. If Allego does not quickly resolve issues and provide effective support, its ability to retain EV drivers or sell additional services to BtoB customers could suffer and its brand and reputation could be harmed.

Allego faces risks related to health pandemics, including the COVID-19 pandemic, which could have a material adverse effect on its business and results of operations.

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has created supply chain disruptions for vehicle manufacturers, suppliers and hardware manufacturers, as well as impacted the capacities of installers. Any sustained downturn in demand for EVs would harm Allego’s business despite its historical growth.

Allego has modified its business practices by recommending that all non-essential personnel work from home and cancelling or shifting physical participation in sales activities, meetings, events and conferences to online engagement. Allego has also implemented additional safety protocols for essential workers, has implemented measures to reduce its operating costs, and may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners in light of COVID-19. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of Allego’s workforce in the future are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.

As of June 30, 2021, the impact of COVID-19 to Allego’s business has been limited, but prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the efficacy and distribution of COVID-19 vaccines, the outbreak of new COVID-19 variants, and when and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing transport, installation or maintenance services. Even after the COVID-19 pandemic has subsided, Allego may continue to experience an adverse impact to its business as a result of COVID-19’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of EVs and in the growth of EV charging demand.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Allego’s charging points network and services.

Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business.

Allego has extended its hardware and equipment supplier base but it still relies on a limited number of suppliers, although it is not dependent on any one supplier. This reliance on a limited number of hardware manufacturers increases Allego’s risks, since it does not currently have proven alternatives or replacement manufacturers beyond these key parties. In the event of interruption or insufficient capacity, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In particular, disruptions or shortages at such suppliers, including as a result of delays or issues with their supply chain, including in respect of electronic chips, processors, semiconductors and other electronic components or materials, can negatively impact deliveries by such suppliers to Allego. Thus, Allego’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location or decides to reduce its deliveries to Allego for any reason including its acquisition by a third-party or is unable to provide Allego with the quantities Allego requires for its growth.

If Allego experiences an increase in demand greater than expected for the development of its charging stations or from its services customers or if it needs to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine Allego’s ability to capture higher growth or deliver solutions to customers in a timely manner. For example, it may take a significant amount of time to identify a new hardware manufacturer that has the capability and resources to build hardware and equipment in sufficient volume that meets Allego’s specifications. Identifying suitable suppliers and manufacturers could be an extensive process that would require Allego to become satisfied with such suppliers’ and manufacturers’ quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers could have an adverse effect on Allego’s business, financial condition and operating results.

Furthermore, Allego’s hardware and equipment may experience technical issues, including safety issues, which could, on a large scale, negatively impact Allego’s business and potentially in the most extreme cases lead Allego to an early replacement program of such hardware, resulting in Allego incurring substantial additional costs and delays.

Allego’s business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Allego expands its charging networks and increases its service to third-parties.

Allego does not typically install charging points directly on leased sites or at customer sites. These installations are typically performed by Allego’s electrical contractors at its own sites or with contractors with an existing relationship with the customer and/or knowledge of the site. The installation of charging stations at a particular site is generally subject to oversight and regulation in accordance with national and local laws and regulations relating to building codes, safety, environmental protection and related matters, and typically requires various local approvals and permits, such as grid connection permits that may vary by jurisdiction. In addition, building codes, accessibility requirements or regulations may hinder EV charger installation due to potential increased costs to the developer or installer in order to meet such requirements. Meaningful delays or cost overruns may impact Allego’s recognition of revenue in certain cases and/or impact customer relationships, either of which could impact Allego’s business and profitability.

Contractors may require that Allego or Allego’s customers obtain licenses in order to perform their services. Furthermore, additional rules on working conditions and other labor requirements may result in more complex projects with higher project management costs. If these contractors are unable to provide timely, thorough and quality installation-related services, Allego could fall behind its construction schedules which may cause EV drivers and Allego’s customers to become dissatisfied with Allego’s network and charging solutions. As the demand for public fast and ultrafast charging increases and qualifications for contractors become more stringent, Allego may encounter shortages in the number of qualified contractors available to complete all of Allego’s desired new charging stations and their maintenance.

Allego’s business model is predicated on the presence of qualified and capable electrical and civil contractors and subcontractors in the new markets it intends to enter. There is no guarantee that there will be an adequate supply of such partners. A shortage in the number of qualified contractors may impact the viability of Allego’s business plan, increase risks around the quality of work performed and increase costs if outside contractors are brought into a new market.

Allego’s business is subject to risks associated with increased cost of land and competition from third-parties that can create cost overruns and delays and can decrease the value of some of Allego’s charging stations.

Allego typically enters into long-term leases for its charging stations. With the growing adoption of EVs, increased competition may develop in securing suitable sites for charging stations, especially in high traffic areas. This competition may trigger increases in the cost of land leases, tenders organized by landowners, delays in securing sites and a quicker depletion of available sites for Allego’s charging stations. The term of leases may also be impacted by increased competition. This could negatively impact the potential economic return of building such charging stations in certain zones or on certain sites and therefore negatively impact Allego’s business and profitability.

Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth.

Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market. In most of the countries in which Allego operates, there are many suppliers which can offer medium or long-term contracts which can allow Allego to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity. For example, the price of electricity is generally higher in the winter due to higher electricity demands. While these costs could be passed on to EV customers, increases in the price of electricity could result in near-term cash flow strains to Allego. In addition, global increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by EV customers, thus decreasing the number of charging sessions on Allego’s charging stations and adversely impacting its profitability and growth. Furthermore, competitors may be able to source electricity on better terms than Allego which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on Allego’s charging stations and adversely impact its profitability and growth.

Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations.

The operation and development of Allego’s charging points is dependent upon the availability of electricity, which is beyond its control. Allego’s charging points are affected by problems accessing electricity sources, such as planned or unplanned power outages or limited grid capacity. In the event of a power outage, Allego will be dependent on the grid operator, and in some cases the site host, to restore power for its BtoB solutions or to unlock grid capacity. Any prolonged power outage or limited grid capacity could adversely affect customer experience and Allego’s business and results of operations.

Allego’s public charging points are often located in areas that must be freely accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase Allego’s replacement and maintenance costs.

Allego’s public charging points may be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the charging equipment. Such increased wear and tear could shorten the usable lifespan of the chargers and require Allego to increase its spending on replacement and maintenance costs.

Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloudTM platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, networks and standards that Allego does not control.

Allego is dependent on the interoperability of mobile service providers for the payment of charging sessions that must use open protocols. Its own mobile payment application is dependent upon popular mobile operating systems that Allego does not control, such as Google’s Android and Apple’s iOS software systems, and any changes in such systems that degrade or hamper the functionality of Allego’s products or give preferential treatment to competitive products could adversely affect the usage of Allego’s applications on mobile devices. Changes in standards, such as Open Charge Point Interface or Open Charge Point Protocol, may require Allego to incur development expenses and delay its operations and the potential launch of new services. Continued support and operability of Allego’s charging stations depends upon hardware manufacturers’ firmware of which Allego has no control over. Additionally, in order to deliver high quality services to its customers, it is important that Allego’s products work well with a range of technologies, including various firmware, software, networks and standards that Allego does not control. Allego may not be successful in maintaining and updating its EVCloudTM platform and may not have sufficient knowledge to effectively keep up with new technologies, systems, networks or standards.

A variety of factors may lead to interruption in service, which could harm Allego’s business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in Allego’s operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on Allego’s systems in the future and on hardware manufacturers that supply Allego. Any attempts by cyber attackers to disrupt Allego’s operations, services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of company funds, be expensive to remedy and damage Allego’s reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and Allego may not be able to cause the implementation or enforcement of such preventions. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm Allego’s reputation, brand and ability to operate reliably and to retain customers.

Allego has previously experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, scalability issues with its software tools, human or software errors and capacity constraints. Allego relies on telecom networks to support reliable operation, management and maintenance of its charger network, charging session management, and driver authentication, and payment processing by customers depends on reliable connections with wireless communications networks. As a result, Allego’s operations depend on a handful of public carriers and are exposed to disruptions related to network outages and other communications issues on the carrier networks. Disruptions experienced in the payment chain from authorization to settlement also might cause financial harm, directly or indirectly to Allego. If Allego’s services or charging points are unavailable when users attempt to access them, they may seek other services or networks, which could reduce demand for Allego’s charging stations and services.

Allego has processes and procedures in place designed to enable it to recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the period of time that services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, contractual penalties or loss of revenues, any of which could adversely affect its business and financial results.

While Allego to date has not made significant acquisitions, should it pursue acquisitions in the future, it would be subject to risks associated with acquisitions.

Allego may acquire additional assets such as public charging networks, products, technologies or businesses that are complementary to its existing business or that reinforce its core or adjacent competencies. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into Allego’s own business would require attention from management and could result in a diversion of resources from its existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results or the expected technological gains. Key employees of acquired companies may also decide to leave. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.

If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

Allego’s success depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain highly qualified personnel. The inability to do so effectively would adversely affect its business.

Competition for employees can be intense in the various parts of Europe where Allego operates, as there is a high demand of qualified personnel. The ability to attract, hire and retain personnel depends on Allego’s ability to provide competitive compensation. Allego may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its strategy.

Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks.

Allego’s operations are within the European Union, and it maintains contractual relationships with parts and manufacturing suppliers in Asia. It also operates in the United Kingdom, where it has incurred delays in operations since January 1, 2021 as a result of Brexit, which commenced in 2020. Allego also intends to expand into other EEA countries. Managing this global presence and expansion in Europe requires additional resources and controls, and could subject Allego to certain risks, associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	ability to find and secure sites in new jurisdictions

•	availability of reliable and high quality contractors for the development of its sites and more globally installation challenges;

•	challenges in arranging, and availability of, financing for customers;

•

difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with European operations;

•	differing driving habits and transportation modalities in other markets;

•	different levels of demand among commercial customers;

•	quality of wireless communication that can hinder the use of its software platform with charging stations in the field;

•

compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union General Data Protection Regulation (“GDPR”), national legislation implementing the same;

•	compliance with the United Kingdom Anti-Bribery Act;

•	safety requirements as well as charging and other electric infrastructures;

•	difficulty in establishing, staffing and managing foreign operations;

•	difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

•	restrictions on operations as a result of the dependence on subsidies to fulfill capitalization requirements;

•	restrictions on repatriation of earnings;

•

compliance with potentially conflicting and changing laws of taxing jurisdictions, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and

•	regional economic and political conditions.

As a result of these risks, Allego’s current expansion efforts and any potential future international expansion efforts may not be successful.

Certain of Allego’s strategic and development arrangements could be terminated or may not materialize into long-term contract partnership arrangements and may restrict or limit Allego from developing arrangements with other strategic partners.

Allego has arrangements with strategic development partners and collaborators. Some of these arrangements are evidenced by memorandums of understanding, non-binding letters of intent, and early stage agreements that are used for design and development purposes but will require renegotiation at later stages of development, each of which could be terminated or may not materialize into next-stage contracts or long-term contract partnership arrangements. In addition, Allego does not currently have formal agreements with all partners and collaborators that are contemplated in the execution of its business plan. Moreover, existing or future arrangements may contain limitations on Allego’s ability to enter into strategic and development arrangements with other partners. If Allego is unable to maintain such arrangements and agreements, or if such agreements or arrangements contain other restrictions from or limitations on developing arrangements with other strategic partners, its business, prospects, financial condition and operating results may be materially and adversely affected.

Risks Related to the EV Market

New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services.

As European regulations have required a sharp decrease in CO2 emissions in Europe, consumer acceptance of EVs and other alternative vehicles has been increasing. If new technologies such as hydrogen for light trucks or load transportation develop and are widely adopted, the demand for electric charging could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavioral change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as fuel cells, compressed natural gas or hydrogen may materially and adversely affect demand for EVs and EV charging stations, which in turn would materially and adversely affect Allego’s business, operating results, financial condition and prospects.

Allego’s future growth and success is highly correlated with and thus dependent upon the continuing rapid adoption of EVs.

Allego’s future growth is highly dependent upon the adoption of EVs by consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors and the environment generally. Although demand for EVs has grown in recent years, bolstered in part by pro-EV regulations in Europe, there is no guarantee that such demand will continue to grow. If the market for EVs develops more slowly than expected, Allego’s business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•	perceptions about EV features, quality, safety, performance and cost;

•	perceptions about the limited range over which EVs may be driven on a single battery charge;

•	competition, including from other types of alternative fuel vehicles as hydrogen or fuel cells;

•	concerns regarding the stability of the electrical grid;

•	the decline of an EV battery’s ability to hold a charge over time;

•	availability of service for EVs;

•	consumers’ perception about the convenience and cost of charging EVs;

•	government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally; and

•	concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since they can be more expensive than traditional fuel-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect Allego’s business, financial condition and operating results.

The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentives from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results.

Most European countries provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, scrappage schemes for internal combustion engines (“ICEs”), tax credits and other financial incentives. The EV market relies on these governmental rebates, scrappage schemes for ICEs, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers and to support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, end when allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, scrappage schemes for ICEs, tax credits or other financial incentives could reduce the demand for EVs and EV charging stations and as a result, may adversely impact Allego’s business and expansion potential. In Germany, incentives are expected to continue until 2030. In the Netherlands, these incentives are expected to continue until 2025.

The EV charging market is characterized by rapid technological change, which requires Allego to continue developing new innovations of its software platform and to keep up with new hardware technologies. Any delays in such development could adversely affect market adoption of its solutions and Allego’s financial results.

Continuing technological changes in battery and other EV technologies or payment technologies could adversely affect adoption of current EV charging technology and/or Allego’s charging network or services. Allego’s future success will depend upon its ability to develop new sites and introduce a variety of new capabilities and innovations to enhance EV drivers experience using its network and its existing services offerings.

As EV technologies change, Allego may need to upgrade or adapt its charging stations technology and introduce new hardware in order to serve vehicles that have the latest technology, in particular battery cell technology, which could involve substantial costs. This could lead Allego to replace some charging hardware before its expected lifespan involving financial costs and reduced return. Even if Allego is able to keep pace with changes in technology and develop new features and services, its research and development expenses could increase and its gross margins could be adversely affected.

Allego cannot guarantee that any new services or features of its software platform will be released in a timely manner or at all, or that if such services or features are released, that they will achieve market acceptance. Delays in delivering new services that meet customer requirements could damage Allego’s relationships with customers and lead them to seek alternative providers. For some customers, delays in delivering new services and features could induce the application of contractual penalties. Delays in introducing innovations or the failure to offer innovative services at competitive prices may cause existing and potential customers to purchase Allego’s competitors’ products or services.

If Allego is unable to devote adequate resources to develop new features and services or cannot otherwise successfully develop features or services that meet customer requirements on a timely basis or that remain competitive with technological alternatives, its charging network or services could lose market share, its revenue will decline, it may experience operating losses and its business and prospects will be adversely affected.

Risks Related to Allego’s Technology, Intellectual Property and Infrastructure

Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time-consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge Allego to obtain licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that Allego will be able to mitigate the risk of potential suits or other legal demands by competitors or other third-parties. Accordingly, Allego may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses and associated litigation could significantly increase Allego’s operating expenses. In addition, if Allego is determined to have or believes there is a high likelihood that it has infringed upon or misappropriated a third-party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that Allego’s customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to Allego’s products and services, Allego may be required to indemnify such customers and business partners. If Allego were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third-parties.

Allego’s success depends, in part, on Allego’s ability to protect its core technology and intellectual property. To accomplish this, Allego relies on, and plans to continue relying on, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, its technology. Failure to adequately protect its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of Allego’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

The measures Allego takes to protect its technology and intellectual property from unauthorized use by others may not be effective for various reasons, including:

•	current and future competitors may independently develop similar trade secrets or works of authorship, such as software;

•	know-how and other proprietary information Allego purports to hold as a trade secret may not qualify as a trade secret under applicable laws; and

•	proprietary designs, software design and technology embodied in Allego’s offers may be discoverable by third-parties through means that do not constitute violations of applicable laws.

Patent, trademark and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the European Union or EEA countries. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, Allego’s intellectual property rights may not be as strong or as easily enforced outside of the European Union and EEA.

The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs.

Lack of industry standards for EV station management, coupled with utilities and other large organizations mandating their own specifications that have not become widely adopted in the industry, may hinder innovation or slow new solutions and services or new feature introduction.

In addition, automobile manufacturers may choose to utilize their own proprietary systems and networks, which could lock out competition for EV charging stations, or use their size and market position to influence the market, which could limit Allego’s market and reach to customers, negatively impacting its business.

Further, should regulatory bodies impose standards that are not compatible with Allego’s infrastructure, it may incur significant costs to adapt its business model to the new regulatory standards, which may require significant time and, as a result, may have a material adverse effect on its revenues or results of operations.

Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

Allego may be subject to claims that its charging stations have malfunctioned and persons were injured or purported to be injured. Any insurance that Allego carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, Allego’s customers could be subjected to claims as a result of such incidents and may bring legal claims against Allego to attempt to hold it liable. Any of these events could adversely affect Allego’s brand, relationships with customers, operating results or financial condition.

Across Allego’s solutions and services line, Allego develops equipment solutions and services based on preferred second source or common off-the-shelf vendors. However, due to its design specifications, Allego does rely on certain single source vendors, the unavailability or failure to source from these vendors can pose risks to supply chain or product installation which may negatively impact Allego’s business.

Furthermore, Allego’s software platform is complex and includes a number of licensed third-party commercial and open-source software libraries. Allego’s software has contained defects and errors and may in the future contain undetected defects or errors. Allego is continuing to evolve the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if Allego’s products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result.

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect Allego’s business and results of its operations:

•	expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements;

•	negative publicity and reputational harm;

•	sales credits or refunds;

•	exposure of confidential or proprietary information;

•	diversion of development and customer service resources;

•	breach of warranty claims;

•	contractual penalties with services customers as it doesn’t meet its contractual obligations;

•	legal claims under applicable laws, rules and regulations; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although Allego has contractual protections, such as warranty disclaimers and limitation of liability provisions in many of its agreements with customers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, business partners or other third-parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or cover only a portion of such claims. A successful product liability, warranty, or similar claim could have an adverse effect on Allego’s business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Allego relies on some open-source software and libraries issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against Allego regarding its use of such software or libraries, which could lead to the adverse results listed above. Use of such software or libraries may also force Allego to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage Allego has due to the secrecy of its source code.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of Allego’s operation, harm its business and subject it to liability.

Allego currently serves customers from third-party data center facilities operated by Microsoft Azure Services (“MAS”) located in the United States, Europe and Canada. In addition to MAS, some Allego services are housed in third-party data centers. Any outage or failure of MAS or of such data centers could negatively affect Allego’s product connectivity and performance. Furthermore, Allego depends on connectivity from its charging stations to its data centers through cellular service providers, such as KPN, a Dutch cellular service provider. Any incident affecting a data center facility’s or a cellular service provider’s infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of Allego’s services.

Any damage to, or failure of, Allego’s systems, or those of its third-party providers, could interrupt or hinder the use or functionality of its services. Impairment of or interruptions in Allego’s services may reduce revenue, subject it to claims and litigation, cause customers to terminate their subscriptions, and adversely affect renewal rates and its ability to attract new customers. Allego’s business will also be harmed if customers and potential customers believe its products and services are unreliable.

Allego expects to incur research and development costs and devote significant resources to developing new solutions, services and technologies and to enhancing its existing solutions and services, which could significantly reduce its profitability and may never result in revenue to Allego.

Allego’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new solutions and services that achieve market acceptance. Allego plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new solutions and services, new technologies and enhance existing solutions and services. Allego’s research and development expenses and related operating expenses were € 3.1m in 2020, € 4.0m in 2019 and € 3.2m in 2018, respectively, and are likely to be similar in the future. Further, Allego’s research and development program may not produce successful results, and its new solutions and services or new technologies may not achieve market acceptance, create additional revenue or become profitable. Allego’s potential inability to develop the necessary software and technology systems may harm its competitive position. Allego is also relying on third-party suppliers to develop a number of emerging technologies for use in its products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Allego’s suppliers will be able to meet the technological requirements, scalability, quality, production timing, and volume requirements to support its business plan. As a result, Allego’s business plan could be significantly impacted.

Customer-Related Risks

Allego may be unable to increase the demand for its public charging network, which could adversely affect its profitability and growth.

Allego’s development strategy consists, in part, on the rollout of public charging sites with a combination mostly of fast and ultrafast charging capabilities. The growth in utilization of these charging sites is key for the profitability of Allego’s business. If utilization does not increase, if the adoption of fast and ultrafast charging is slower than expected, or if the marketing cost to increase such utilization, either directly or through third-parties, is increasing widely, the profitability and growth of Allego may be adversely affected. The expected premium for fast and ultrafast charging compared to slow charging may be not be realized, hampering the growth of fast and ultrafast charging which may adversely affect Allego’s profitability and growth.

Allego’s business will depend on the utilization of its network by EV drivers and the mobility service providers (“MSPs”) to offer access to Allego’s network. If EV drivers do not continue to use Allego’s network or MSPs do not continue to offer access to Allego’s network, Allego’s business and operating results will be adversely affected.

Allego depends on traffic from EV drivers to charge on its network and from MSPs that facilitate the use of Allego’s network to a larger base of EV drivers. Allego has a very large base of MSPs and is developing its own capacity to be an MSP in order to offer additional services in the future. However, if some MSPs do not offer access to Allego’s network for whatever reason or if EV drivers do not use its network due to pricing or lack of services, among other reasons, the utilization of Allego’s sites will be hampered. EV drivers’ retention on Allego’s network may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging sites, prices, features and pricing of competing solutions and services, reductions in spending levels, mergers and acquisitions involving networks from competitors and deteriorating general economic conditions. If customers do not use Allego’s charging network or if they opt to use cheaper charging options, its business and operating results will be adversely affected.

Failure to effectively expand Allego’s sites could harm its ability to increase revenue.

Allego’s ability to grow the number of EV drivers using its charging network, to expand its customer base, achieve broader market share, grow revenue, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its site development on the one hand and its sales and marketing operations to customers on the other hand. Site development, sales and marketing expenses represent a significant percentage of its total revenue, and its operating results may suffer if site development, sales and marketing expenditures do not increase to support revenue.

Allego is substantially dependent on its direct development team to develop new sites and sales in order to obtain new customers and contracts. Allego plans to continue to expand its development team with the support of external parties. The proper coordination and efficiency of site prospection is key to increasing Allego’s revenue. Allego may not be able to recruit, hire and retain a sufficient number of site developers, which may adversely affect its ability to expand its charging sites. New sales and marketing personnel will be needed to grow Allego’s services business as well. New hires require significant training and investment before they achieve full productivity, particularly in new sales territories. Allego may be unable to hire or retain sufficient qualified individuals. Furthermore, hiring sales personnel in new markets where Allego seeks to operate can be costly, complex and time-consuming, and requires additional upfront costs that may be disproportionate to the initial revenue expected from those markets. There is significant competition for direct sales personnel. Allego’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct site developers and sales personnel and on such personnel attaining desired productivity levels within a reasonable amount of time. Allego’s business will be harmed if continuing investment in its site development, sales and marketing capabilities does not generate a significant increase in revenue. Allego’s operations may be unable to cope appropriately with the growth of its operating charging points, preventing it from fully benefitting from such growth. Such limitations might come from external suppliers for software and IT-related services as well as from the capacity of Allego to properly upgrade its software platform. Allego could also face contractual penalties with its services customers if it is unable to meet its contractual obligations as a result of these limitations.

Risks Relating to Ownership of Allego Securities

The Business Combination could result in Allego being treated as a U.S. corporation or a “surrogate foreign corporation” for U.S. federal income tax purposes.

Under current U.S. federal income tax law, a corporation is generally considered to be a tax resident in the jurisdiction of its organization or incorporation. Therefore, a corporation organized under the laws of the Netherlands would generally be treated as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a non-U.S. corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances (an “Inverted Corporation”). If Allego were an Inverted Corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends, if any, would be subject to taxation by the United States as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, Allego is expected to be treated as a Dutch tax resident for Dutch tax purposes. Consequently, if Allego were an Inverted Corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Dutch taxes and dividends paid by Allego to its shareholders could be subject to both U.S. and Dutch withholding taxes.

In addition, even if Allego is not an Inverted Corporation pursuant to Section 7874 of the Code, it may be subject to unfavorable treatment as a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) under certain circumstances (a “Surrogate Foreign Corporation”). If it were determined that Allego is a Surrogate Foreign Corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, dividends, if any, made by Allego would not qualify for “qualified dividend income” treatment, and U.S. affiliates of Allego, if any, could be subject to increased taxation under Sections 7874 and 59A of the Code.

Allego does not expect to be an Inverted Corporation or Surrogate Foreign Corporation for U.S. federal income tax purposes, and Allego intends to take this position on its tax returns. Allego has not sought and will not seek any rulings from the IRS as to such tax treatment. Further, there can be no assurance that your tax advisor, Allego’s tax advisors, the IRS, or a court will agree with the position that Allego is not an Inverted Corporation or Surrogate Foreign Corporation pursuant to Section 7874 of the Code. Allego is not representing to you that Allego will not be treated as an Inverted Corporation or Surrogate Foreign Corporation for U.S. federal income tax purposes under Section 7874 of the Code. The rules for determining whether a non-U.S. corporation is an Inverted Corporation or Surrogate Foreign Corporation for U.S. federal income tax purposes are complex, unclear, and the subject of ongoing regulatory change. Allego’s intended position is not free from doubt.

If Allego were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders of Allego Ordinary Shares or Assumed Warrants could be subject to adverse U.S. federal income tax consequences.

If Allego is treated as a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in the Form F-4’s section entitled “Material U.S. Federal Income Tax Considerations”) holds Allego Ordinary Shares or Assumed Warrants (regardless of whether Allego remains a PFIC for subsequent taxable years), certain adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, and interest charges on certain taxes treated as deferred, and additional reporting requirements may apply to such U.S. Holder. Under certain circumstances, certain elections may be available to U.S. Holders of Allego Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. Holders will not be able to make similar elections with respect to the Assumed Warrants.

PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the projected composition of Allego’s income and assets, including goodwill, Allego expects to take the position that it is not a PFIC for the taxable year of the Business Combination, but such position will not be free from doubt. Allego’s PFIC status for the taxable year of the Business Combination or any subsequent taxable year will not be determinable until after the end of each such taxable year, and Allego cannot assure you that it will not be a PFIC in the taxable year of the Business Combination or in any future taxable year. If Allego were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of Allego Securities that would mitigate the adverse consequences of Allego’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. Allego is not representing to you, and there can be no assurance, that Allego will not be treated as a PFIC for the taxable year of the Business Combination or in any future taxable year. Allego has not sought and will not seek any rulings from the IRS or any opinion from any tax advisor as to such tax treatment. U.S. Holders should consult with, and rely solely upon, their tax advisors to determine the application of the PFIC rules to them and any resultant tax consequences.

For more information about the tax considerations with respect to PFIC classification to Holders, please refer to the Form F-4 in the section entitled “— Material U.S. Federal Income Tax Considerations for Holders with Respect to the Ownership and Disposition of Allego Ordinary Shares or Assumed Warrants — Considerations for U.S. Holders — Passive Foreign Investment Company Rules.”

The issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plan, contributions from Madeleine or otherwise Allego stockholders could dilute the ownership and voting power of stockholders.

Allego may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. If Allego chooses to raise additional financing through the issuance of Allego Ordinary Shares, such additional Allego Ordinary Shares or such other securities may be issued at a discount to the market price of Allego Ordinary Shares at the time of issuance. Any issuance of such securities could result in substantial dilution to Allego’s existing stockholders and cause the market price of Allego Ordinary Shares to decline.

The Allego Articles include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.

The Allego Articles include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against Allego or increase the costs of bringing such actions. The Allego Articles provide that, to the fullest extent permitted by applicable law, and unless Allego consents to the selection of an alternative forum, with respect to any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, the federal courts of the United States will be the exclusive forum for resolving any such complaint. These limitations on the forum in which shareholders may initiate action against us may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable and could increase the costs and inconvenience of pursuing claims or otherwise adversely affect a shareholder’s ability to seek monetary or other relief. There is uncertainty as to whether a court would enforce such provisions with respect to the Securities Act or the Exchange Act and the rules and regulations thereunder and a court could decline to enforce these exclusive jurisdiction and forum provisions with respect to such claims. Furthermore, investors are not able to waive compliance with federal securities laws and the rules and regulations thereunder. If a court were to find these provisions to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Financial and Accounting-Related Risks

Allego’s financial condition and results of operations are likely to fluctuate on a quarterly basis in future periods, which could cause its results for a particular period to fall below expectations, resulting in a decline in the price of Allego Ordinary Shares.

Allego’s financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond its control.

In addition to the other risks described herein, the following factors could also cause Allego’s financial condition and results of operations to fluctuate on a quarterly basis:

•	the timing and volume of new site acquisitions;

•	the timing of new electricity grid connections and permits;

•	the cost of electricity;

•	fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;

•	weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;

•	fluctuations in sales and marketing or research and development expenses;

•	supply chain interruptions and manufacturing or delivery delays;

•	the timing and availability of new solutions and services relative to customers’ and investors’ expectations;

•	the length of the sales and installation cycle for a particular customer;

•	the impact of COVID-19 on Allego’s workforce, or those of its customers, suppliers, vendors or business partners;

•	disruptions in sales, operations, IT services or other business activities or Allego’s inability to attract and retain qualified personnel; and

•	unanticipated changes in regional, federal, state, local or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of the Allego Ordinary Shares.

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect Allego’s business and future profitability.

Allego conducts operations, directly and through its subsidiaries, within the European Union and the United Kingdom, and Allego and its subsidiaries will therefore be subject to income taxes in such jurisdictions. Allego may also in the future become subject to income taxes in other foreign jurisdictions. Allego’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, changes in Allego’s operating results before taxes, and the outcome of income tax audits in the jurisdictions in which it operates. Allego will regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Allego’s assessments are ultimately determined to be incorrect, Allego’s business, results of operations, or financial condition could be materially adversely affected.

Due to the complexity of multinational tax obligations and filings, Allego and its subsidiaries may have a heightened risk related to audits or examinations by federal, state, provincial, and local taxing authorities in the jurisdictions in which it operates. Outcomes from these audits or examinations could have a material adverse effect on Allego’s business, results of operations, or financial condition.

The tax laws of the jurisdictions in which Allego operates, as well as potentially any other jurisdiction in which Allego may operate in the future, have detailed transfer pricing rules that require that all transactions with related parties satisfy arm’s length pricing principles. Although Allego believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where Allego carries on business could challenge its transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge Allego’s transfer pricing policies, Allego could be subject to additional income tax expenses, including interest and penalties, as well as transfer pricing mismatches. Any such increase in Allego’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations, or financial condition.

Allego may also be adversely affected by changes in the relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions, and interpretations thereof, in each case, possibly with retroactive effect.

As a result of Allego’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, Allego’s effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or Allego may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect Allego’s after-tax profitability and financial results.

In the event that Allego expands its operating business in the European Union or the United Kingdom, or to other jurisdictions, Allego’s effective tax rates may fluctuate widely in the future. Future effective tax rates could be affected by: operating losses in jurisdictions where no tax benefit can be recorded under IFRS, changes in deferred tax assets and liabilities, changes in tax laws or the regulatory environment, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdiction, and the pre-tax operating results of Allego’s business.

Additionally, Allego’s after-tax profitability and financial results could be subject to volatility or be affected by numerous factors, including (a) the availability of tax deductions, credits, exemptions, refunds and other benefits to reduce tax liabilities, (b) changes in the valuation of deferred tax assets and liabilities, if any, (c) the expected timing and amount of the release of any tax valuation allowances, (d) the tax treatment of stock-based compensation, (e) changes in the relative amount of earnings subject to tax in the various jurisdictions, (f) the potential business expansion into, or otherwise becoming subject to tax in, additional jurisdictions, (g) changes to existing intercompany structure (and any costs related thereto) and business operations, (h) the extent of intercompany transactions and the extent to which taxing authorities in relevant jurisdictions respect those intercompany transactions, and (i) the ability to structure business operations in an efficient and competitive manner. Outcomes from audits or examinations by taxing authorities could have an adverse effect on Allego’s after-tax profitability and financial condition. Additionally, several tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with Allego’s intercompany charges, cross- jurisdictional transfer pricing or other matters and assess additional taxes. If Allego does not prevail in any such disagreements, its profitability may be affected.

Allego’s after-tax profitability and financial results may also be adversely affected by changes in relevant tax laws and tax rates, treaties, regulations, administrative practices and principles, judicial decisions and interpretations thereof, in each case, possibly with retroactive effect.

Allego’s ability to utilize net operating loss carryforwards and certain other tax attributes may be limited.

The ability of Allego to utilize net operating loss and tax loss carryforwards and other tax attributes (including carry-forward non-deductible interest expenses under the Dutch earnings stripping rule) is conditioned upon Allego’s attaining profitability and generating taxable income. Allego Holding has incurred significant net losses since inception and it is anticipated that Allego will continue to incur significant losses. Additionally, Allego’s ability to utilize net operating loss and tax loss carryforwards to offset future taxable income could have been limited. In this respect, the amount and allocation of the tax losses of Allego Holding and its Dutch subsidiaries as well as the application of the Dutch change in ownership rules have been part of discussions with the Dutch Tax Authorities. Allego Holding and its Dutch subsidiaries currently form part of a fiscal unity for Dutch corporate income tax purposes headed by Opera Charging B.V. As a result of the issue of shares in the capital of Allego Holding to E8 Investor as part of the Business Combination (the E8 Share Issuance), the fiscal unity will be terminated with respect to Allego Holding and its Dutch subsidiaries. Generally, tax losses allocable to Allego Holding and its Dutch subsidiaries leaving the fiscal unity will remain with the (parent company of the) fiscal unity. These tax losses may only be allocated to Allego Holding and its Dutch subsidiaries (i) upon request, (ii) following approval of the Dutch Tax Authorities and (iii) to the extent such losses are actually allocable to Allego Holding B.V. or its Dutch subsidiaries. Based on the discussions held, the Dutch Tax Authorities have confirmed the amount and methodology of allocation of the tax losses to Allego Holding B.V. or its Dutch Subsidiaries and the application of the Dutch change in ownership rules for the years 2018 and 2019 The exact amount and allocation of tax losses for the years 2020, 2021 and 2022 (until the break-up of the fiscal unity) are unclear as the tax returns for these years are to be filed and reviewed by the Dutch Tax Authorities, but also for these years the Dutch Tax Authorities agreed on the non-application of the change in ownership rules and the methodology of allocating tax losses to Allego Holding and its subsidiaries. Tax losses will also only be available for set off against taxable income actually realized by the relevant company going forward.

Under Dutch corporate income tax rules applicable until December 31, 2021, tax losses can be carried back one year and carried forward six years (and with respect to tax losses incurred up to and including 2018, the carry forward period is nine years). As of January 1, 2022 an indefinite loss carry forward period applies in the Netherlands. However, both the carry forward and carry back tax loss relief will be limited to 50% of the taxable profit to the extent it exceeds EUR 1 million, calculated per financial year. As a result of transitional law, tax losses incurred in the financial years that started on or after January 1, 2013 and that are still available for carry forward as of January 1, 2022 also fall under the new scheme that entered into effect on January 1, 2022 and will therefore be indefinite.

Allego prepares its financial statements in accordance with IFRS as issued by the IASB, which is different than financial statements prepared in accordance with U.S. GAAP.

The SEC permits foreign private issuers to file financial statements in accordance with IFRS as issued by the International Accounting Standards Board’s (“IASB”). As a foreign private issuer, Allego prepares its financial statements in accordance with IFRS as issued by the IASB. The application by Allego of different accounting standards, a change in the rules of IFRS as issued by the IASB, or in the SEC’s acceptance of such rules, could have a significant effect on Allego’s reported financial results. Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. IFRS are subject to change or revision by the IASB. A change in these principles or interpretations could have a significant effect on Allego’s reported financial results.

Allego is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies makes the Allego Ordinary Shares less attractive to investors and may make it more difficult to compare performance with other public companies.

Allego is an emerging growth company as defined in the U.S. legislation Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and is, accordingly exempt from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the Allego Ordinary Shares less attractive because Allego relies on these exemptions. If some investors find the Allego Ordinary Shares less attractive as a result of such reliance, there may be a less active trading market for their Allego Ordinary Shares, and the stock price may be more volatile.

An emerging growth company may elect to delay the adoption of new or revised accounting standards. In making this election, Section 102(b)(2) of the JOBS Act allows Allego to delay adoption of new or revised accounting standards until those standards apply to non-public business entities. As a result, the financial statements contained in this Report and those that Allego will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

Allego will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Allego faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require it to carry out activities Allego has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), Allego could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, Allego will purchase director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by stockholders and third-parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Allego has identified material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price.

As a public company, Allego is required to provide management’s attestation on internal control over financial reporting in its second annual report filed with the SEC. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable after the Business Combination. If Allego is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences and could harm investor confidence.

In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2020, December 31, 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 material weaknesses were identified in its internal control over financial reporting. See “Item 5. Operating and Financial Review and Prospects – Internal Control Over Financial Reporting” of this Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.

Allego has begun implementing a plan to remediate these material weaknesses; however, its overall control environment is still immature and may expose it to errors, losses or fraud. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its financial statements, the financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.

Allego’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. At such time, Allego’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the trading price of Allego Ordinary Shares.

Risks Related to Legal Matters and Regulations

Members of Allego’s management have limited experience in operating a public company.

Allego’s executive officers have limited experience in the management of a publicly-traded company. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage as an increasing amount of their time may be devoted to complying with such laws, which will result in less time being devoted to the management of the company. Allego does not currently have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

Privacy concerns and laws, or other domestic or foreign regulations, may adversely affect Allego’s business.

Transnational organizations such as the European Union, national and local governments and agencies in the countries in which Allego and its customers operate or reside have adopted, are considering adopting, or may adopt laws and regulations regarding the collection, use, storage, processing and disclosure of information regarding consumers and other individuals, which could impact its ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security and other processing of individuals’ information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards and other obligations relating to privacy, data protection and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with companies that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards and other obligations may limit the use and adoption of Allego’s solutions, reduce overall demand, lead to regulatory investigations, litigation and significant fines, penalties or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm its business. Moreover, if Allego or any of its employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers’ data, it may damage its reputation and brand.

Additionally, existing laws, regulations, standards and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure and transfer for Allego and its customers.

Additionally, the EU adopted the GDPR in 2016, which became effective in May 2018. The GDPR establishes requirements applicable to the handling of personal data and imposes penalties for non-compliance of up to the greater of € 20 million or 4% of worldwide revenue. The costs of compliance with, and other burdens imposed by, the GDPR may limit the use and adoption of Allego’s solutions and services and could have an adverse impact on its business. Although Allego initiated a compliance program designed to ensure GDPR compliance, Allego may remain exposed to ongoing legal risks related to GDPR and any amendments that may be made by the European Union.

Furthermore, the European Union has adopted in 2020 a European Strategy for Data that may lead to further regulation of data use. The costs of compliance with, and other burdens imposed by, these new regulations may limit the use and adoption of Allego’s solutions and services and could have an adverse impact on its business.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use and transmit certain types of information, such as demographic and other personal information.

In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that Allego will meet voluntary certifications or adhere to other standards established by them or third-parties. If Allego is unable to maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA, the European Directive (EU) 2015/849, the UK Bribery Act 2010 and similar laws associated with activities inside and outside of the United States and Europe, could subject Allego to penalties and other adverse consequences.

Allego is subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, the European Directive (EU) 2015/849 and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. Allego is subject to regulations and as a result, interacts with foreign officials. In connection therewith, it faces significant risks if it fails to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a materially adverse effect on Allego’s reputation, business, operating results and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Failure to comply with laws relating to employment could subject Allego to penalties and other adverse consequences.

Allego is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable regional, federal or state wage laws. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties which could have a materially adverse effect on Allego’s reputation, business, operating results and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

Existing and future environmental and health and safety laws and regulations could result in increased compliance costs or additional operating costs or construction costs and restrictions. Failure to comply with such laws and regulations may result in substantial fines or other limitations that may adversely impact Allego’s financial results or results of operation.

Allego and its operations, as well as those of Allego’s contractors, suppliers and customers, are subject to certain environmental laws and regulations, including laws related to the use, handling, storage, transportation and disposal of wastes including electronic wastes and hardware, whether hazardous or not. These laws may require Allego or others in Allego’s value chain to obtain permits and comply with procedures that impose various restrictions and obligations that could materially affect Allego’s operations. If key permits and approvals cannot be obtained on acceptable terms, or if other operational requirements cannot be met in a manner satisfactory for Allego’s operations or on a timeline that meets Allego’s commercial obligations, it may adversely impact its business.

Environmental and health and safety laws and regulations can be complex and may be subject to change, such as through new requirements enacted at the supranational, national, sub-national and/or local level or new or modified regulations that may be implemented under existing law. The nature and extent of any changes in these laws, rules, regulations and permits may be unpredictable and may have material effects on Allego’s business. Future legislation and regulations or changes in existing legislation and regulations, or interpretations thereof, including those relating to hardware manufacturing, electronic waste or batteries, could cause additional expenditures, restrictions and delays in connection with Allego’s operations, the extent of which cannot be predicted.

Further, Allego currently relies on third-parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is Allego’s or its contractors, may result in liability under environmental laws pursuant to which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, Allego may not be able to secure contracts with third-parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and may follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely or may rely, as applicable, on this “foreign private issuer exemption” with respect to the NYSE requirements with respect to shareholder meeting quorums, shareholder approval and certain board, committee and director independence requirements. However, we may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

The JOBS Act permits “emerging growth companies” and “smaller reporting companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies or smaller reporting companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes- Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our shareholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the effectiveness of the Form F-4, (ii) in which we have total annual gross revenue of at least $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Allego Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Further, we qualify as a “smaller reporting company” as defined in Regulation S-K under the Securities Act and may take advantage of certain of the scaled disclosures available to smaller reporting companies. We may be a smaller reporting company even after we are no longer an emerging growth company.

We cannot predict if investors will find our Allego Ordinary Shares less attractive because we will rely on these exemptions. If some investors find our Allego Ordinary Shares less attractive as a result, there may be a less active trading market for our Allego Ordinary Shares and our stock price may be more volatile.

The exclusive forum clause set forth in the Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us.

The Warrant Agreement provides that (i) any action, proceeding or claim against Allego arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York and (ii) Allego irrevocably submits to such jurisdiction, which jurisdiction will be exclusive. Allego has waived or will waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. We note, however, that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in any of the Assumed Warrants shall be deemed to have notice of and to have consented to the forum provisions in the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the Assumed Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Allego, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The Allego Ordinary Shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of the Allego Ordinary Shares to drop significantly, even if Allego’s business is doing well.

Sales of a substantial number of Allego Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of the Allego Ordinary Shares. Pursuant to the terms of the Letter Agreement Amendment entered into in connection with the execution of the Business Combination Agreement, each Insider party thereto agreed, effective as of the Closing and subject to certain exceptions, to modify the lock-up restrictions set forth in the Existing Letter Agreement such that such Insider will agree not to Transfer (as defined in the Letter Agreement Amendment) any Allego Ordinary Shares issued to such Insider in respect of any shares of Spartan Class A Common Stock that may be received by such Insider at the Closing upon conversion of the Spartan Founders Stock pursuant to the Business Combination Agreement until (i) six months after the Closing or (ii) earlier if (a) the last reported sale price of Allego Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 120 days after the Closing Date, (b) Allego consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all Allego’s shareholders having the right to exchange their shares of Allego Ordinary Shares for cash, securities, or other property or (c) the Allego Board determines that the earlier termination of such restrictions is appropriate. Under the Letter Agreement Amendment, each Insider also agreed, effective as of the Closing and subject to certain exceptions, to modified transfer restrictions prohibiting the Transfer of any Assumed Warrants, and any Allego Ordinary Shares underlying any Assumed Warrants, until 30 days after the Closing Date.

Furthermore, pursuant to the Registration Rights Agreement, each of Madeleine and E8 Investor have agreed to the following lock-up restrictions:

•

Madeleine agreed, subject to certain exceptions or with the consent of the Allego Board, not to Transfer (as defined in the Registration Rights Agreement) securities received by it pursuant to the Business Combination Agreement until the date that is 180 days after the Closing or earlier if, subsequent to the Closing, (A) the last sale price of the Allego Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 120 days after the Closing or (B) Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego’s shareholders having the right to exchange their Allego Ordinary Shares for cash, securities or other property.

•

E8 Investor agreed, subject to certain exceptions, not to Transfer (as defined in the Registration Rights Agreement) securities received by it in the E8 Part B Share Issuance until the date that is 18 months after the Closing or earlier if, subsequent to the Closing, Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego’s shareholders having the right to exchange their Allego Ordinary Shares for cash, securities or other property.

The grant and future exercise of registration rights may adversely affect the market price of Allego Ordinary Shares.

Pursuant to the Registration Rights Agreement entered into by Allego, the Sponsor, Madeleine, E8 Investor and certain other holders of Allego Ordinary Shares (collectively, the “Registration Rights Holders”) in connection with the Business Combination, and which is described elsewhere in this Report, Registration Rights Holders that hold registrable securities having an aggregate value of at least $50 million can demand that Allego register their registrable securities under certain circumstances, and each Registration Rights Holder will also have piggyback registration rights for these securities in connection with certain registrations of securities that Allego undertakes. In addition, Allego is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of Allego. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Allego Ordinary Shares.

Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other stockholders.

Madeleine owns approximately 74.5% of the outstanding Allego Ordinary Shares and has the right to direct the voting of an additional approximately 15.5% of the outstanding Allego Ordinary Shares as a result of the irrevocable voting power of attorney granted by E8 Investor to Madeleine. As a result, Madeleine will be able to control matters requiring shareholder or board approval, including the election of directors, approval of any potential acquisition of Allego, changes to Allego’s organizational documents and significant corporate transactions. This concentration of ownership and voting power makes it unlikely that any other holder or group of holders of Allego’s securities will be able to affect the way Allego is managed or the direction of its business. The interests of Madeleine with respect to matters potentially or actually involving or affecting Allego, such as future acquisitions, financings and other corporate opportunities and attempts to acquire Allego may conflict with the interests of other shareholders. In particular, Meridiam, which is the general partner of the funds that control Madeleine, and such funds are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Allego. Meridiam, such funds and their respective affiliates may also pursue acquisition opportunities that may be complementary to Allego’s business (and, as a result, those acquisition opportunities may not be available to Allego) or may have an interest in Allego pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Athena Pubco B.V. was incorporated pursuant to Dutch law on June 3, 2021 for the purpose of effectuating the Business Combination and, following the consummation of the Business Combination on March 16, 2022, Allego was redesignated as Allego N.V. and became the parent company of the combined business. In connection with the Business Combination, the Allego Articles were amended and Allego changed its legal form from a Dutch private liability company (besloten vennootschap met beperkteaansprakelijkheid) to a Dutch public liability company (naamloze vennootschap). See “Explanatory Note” for further details regarding the Business Combination. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Allego’s principal capital expenditures and divestitures.

The mailing address of Allego’s registered office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and Allego’s phone number is +31(0)88 033 3033. Allego’s principal website address is www.allego.com. We do not incorporate the information contained on, or accessible through, Allego’s websites into this Report, and you should not consider it as a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Allego operates one of the largest pan-European electric vehicle EV public charging networks and is a provider of high value-add EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. As of September 30, 2021, Allego owns or operates more than 27,000 public charging ports and 13,000 public and private sites across 12 countries and has over 442,000 unique network users, 81% of which are recurring users as of May 2021. In addition, it provides a wide variety of EV-related services including site design and technical layout, authorization and billing, and operations and maintenance to more than 400 customers that include fleets and corporations, charging hosts, OEMs, and municipalities.

Founded in 2013, Allego is a leading EV charging company in Europe with its first fast charger becoming operational soon after founding and deploying Europe’s first ultra-fast charging station in 2017. From its inception, Allego has focused on EV charging solutions that can be accessed by the highest number of vehicles, regardless of vehicle type or OEM, thus allowing it to grow in a vehicle-agnostic manner.

Allego believes its business is set to expand quickly with the growth of transportation electrification and that its growth could potentially exceed the industry-wide anticipated four-times growth of the number of EVs from 2020 to 2025, according to a report entitled “Electric Vehicle Outlook 2020” by BloombergNEF (“BNEF Report”), a strategic research provider covering global commodity markets and disruptive technologies. The European EV market is larger and growing faster than the U.S. market, according to Allego’s estimates, due to European market attributes that generally favor fast charging, including more stringent regulatory regimes, high urbanization rates, a scarcity of in-home parking in dense cities and significant interurban traffic. According to Allego’s estimates, between 2020 and 2030 fast public charging will increase its share from 24% to 37% of public charging in Europe. The shift from traditional ICE cars to EVs has occurred more rapidly in Europe than expected, particularly in light of governmental regulations such as the total ban of ICE cars in large cities such as London as soon as 2030 and the restrictions on ICE sales in some countries, including the United Kingdom. The BNEF Report projects that the investment in EV charging in Europe for commercial and public charging will require more than $54 billion between 2020 and 2030 and more than an additional $84 billion between 2030 and 2040.

The growth in the EV market in Europe has driven increased demand in public charging. Most of the cars in Europe can only be charged through public charging, as home garage access is often limited. Furthermore, fast and ultra-fast charging sites enable drivers to charge their EV’s in a reasonable time when compared to the time it takes for “fueling” ICE vehicles. EV drivers want to have the same level of service as old “fueling” methods, at a similar price point and Allego seeks to provide that experience.

Allego’s Business Model for EV Charging

Allego’s business model is based on the premise of providing easily accessible, highly reliable, hassle-free charging points to all types of EV users. Allego developed a unique, proprietary software platform that can manage any hardware chargers and charging sessions while enabling any mobile service provider (“MSP”) to use Allego’s network. Allego used this platform to create two complementary business segments to capitalize on the full breadth of EV charging opportunity: its owned fast charging network and high value-add third-party services.

Owned Fast Charging Network

Allego’s primary business focus going forward is in building, owning and operating ultra-fast and fast EV charging sites. Allego is the operator of one of the largest pan-European public EV charging networks. We use our proprietary AllamoTM software to identify premium charging sites and forecast demand using external traffic statistics. These sites generally are situated in high-density urban or suburban locations, and we believe that AllamoTM has been instrumental in securing a strong pipeline of premium sites. Allego’s proprietary software also supports compatibility and an optimized user experience for all EV drivers. The Allego EVCloudTM further provides software solutions for EV charging owners, including payment, analytics, customer support and achieving high uptime. Allego’s charging sites are vehicle-agnostic, and therefore can charge vehicles without limitations on OEM or user groups. Allego is a leader in ultra-fast charging networks in Europe, with 733 fast and 54 ultra-fast charging ports as of June 22, 2021, and intends to accelerate its growth in this business segment.

Third-Party Services

Allego offers high value-add third-party services to customers, such as municipalities and corporations, as a strategic focus for non-core technologies. This business segment is driven by attractive, high margin third-party service contracts for a variety of services including site design and technical layout, authorization and billing, and operations and maintenance. These offerings allow Allego to manage large and complex solutions and serve as a one-stop shop with its white label software suite. Allego designs the charging solution and offers full development from installation to maintenance and operations to the customers. For example, solutions can range from equipping OEM dealerships and operating their chargers to providing the charging chain between lease car companies and EV drivers.

Allego’s two business segments complement each other: the service activities capitalize on Allego’s network and technologies while directly addressing and being responsive to its customers’ trends. Both business segments also allow Allego to focus on long-term and recurring revenue ranging from 5 years on average for our service activities to more than 15 years for the revenue from our charging stations. Allego invests significantly in its owned fast charging network and believes this segment will grow the fastest and represents the highest margins in the EV charging value chain.

By investing directly in its charging stations, Allego believes it can secure long-term revenue and special access to EV drivers. The services business segment can then trigger higher traffic as fleet companies or last mile companies require solutions to provide charging on the go.

Although Allego does not manufacture its own hardware, it has a large base of diversified suppliers that provide Allego with the ability to demand certain specifications. In addition, because Allego is hardware agnostic, it is well-positioned to select optimal equipment. Allego also works directly with manufacturers for firmware and components. Allego is focused on developing the software that manages charging sessions and the payment systems with direct access to EV drivers.

Revenue Streams

Allego generates its revenues through the sale of charging sessions on its charging points to EV drivers and through the service and sales contracts Allego has with its BtoB customers.

Charging sessions

Allego sells EV drivers charging sessions at its public charging points. Drivers can pay for these sessions through direct payment, such as by contactless payment or credit card, or with tokens with MSPs with whom the EV driver has a contract. With respect to tokens, Allego charges the price of the sessions on a monthly basis to the MSP. Allego’s network can be accessed by more than 250 MSPs in Europe and through e-clearing net, which facilitates the interoperability of the public charging networks. Allego typically manages its charging sites by selecting the site through its AllamoTM software which then provides an optimal configuration of charger types based on the expected traffic. Allego then processes the building and grid connection permits. The technical layout of the charging stations is derived from Allego’s intellectual property which minimizes installation and maintenance costs while addressing capacity constraints of the site. Allego then selects chargers that are installed by Allego contractors, and when complete, the site is onboarded onto Allego’s EVCloudTM platform to enable access and charging sessions to the EV drivers with its SmoovTM app. With the SmoovTM app, all EV drivers can find Allego charging points, see their availability, start sessions, and determine the price and the cost of the charging sessions. As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions.

Services

Allego provides charging solutions to its BtoB customers on a range of services. In order to provide these services, Allego leverages the same knowledge and organization that it uses to develop its charging sites. Allego customers can be municipalities that decide to own their network, corporations that want to equip their facilities for commercial or public access, funds that want to invest in networks and that buy certain of Allego’s software, and fleet operators that want to use parts of Allego’s software platform to manage their chargers in the field.

•

Charging points network for third-parties. Services related to hardware, installation, maintenance, and operations are provided to BtoB customers 24/7. Services are provided under one-off, long-term operations and maintenance contracts, with typical terms ranging from between 4 to 5 years, and such contracts generate recurring revenues. Depending on the requirements, Allego can organize the supply of chargers, including home charging and installations for specific customers such as OEMs. Hardware and charging points management are standardized across the range of solutions offered by Allego’s platform in order to maximize synergies with Allego’s other services.

•

Platform services. Allego provides certain of its customers software solutions by offering elements of its EVCloudTM platform for them to manage their chargers. These services generate recurring revenues and are typically for 5-year terms. Platform services enable Allego to create technological relationships with customers with a very high retention effect.

•

Site development. Allego develops public charging points networks with third-parties. This service includes comprehensive development services ranging from site selection with a targeted internal rate of return (“IRR”) to long-term operations and maintenance under 15-year contracts. Allego also manages payments through its SmoovTM app.

Allego’s Market Strategy

Allego charging network

Allego operates its public charging networks through its local teams and subsidiaries in the countries in which it operates. The selection of a site is managed by a central network team, and the lease agreements for the sites are managed locally. Allego’s team efficiently contacts retailers, real estate companies, municipalities, and other entities with space or charging needs that Allego may provide.

Services activity

Allego’s approach to servicing customers focuses on two segments.

•

Commercial. Many commercial businesses already own or lease parking spaces. Allego targets businesses that wish to electrify some or all of these parking spaces. This often comes in the form of a sale and service, but Allego may choose to invest in the network depending on the quality of the sites. If Allego decides to invest in a network, the charging points are integrated into the Allego charging network. Allego’s software platform offers the flexibility to allow businesses to charge specific prices to its customers while giving access to the public generally. Allego’s capacity to invest in sites enables it to secure the best locations and to foster long-term relationships with commercial customers. Accordingly, Allego is able to offer its commercial customers a dual-tracked approach, depending upon the needs of its customers, which offers a strong proposition for many commercial sites throughout Europe.

•

Fleet. Allego’s fleet customers are organizations that operate vehicle fleets in the delivery and logistics, sales, service, motorpool, shared transit and ridesharing spaces. Allego has developed comprehensive solutions for its fleet customers by offering chargers and installations for home charging, special access to its network, specific prices, and charging solutions in their premises. Allego only provides home charging solutions through BtoB contracts and not directly to EV drivers.

Allego’s charging network is a capital-intensive activity with attractive margins. Allego’s services offerings do not require substantial capital, but allow it to leverage synergies and create a network effect to increase traffic. Furthermore, there is organizational overlap between developing Allego’s charging network and bolstering its services activity which decreases the cost of operations.

Our Platform

The Allego go-to-market strategy uses its proprietary platform that facilitates the various steps of development and sales. Site selection, business plan computation, orders, installation, commissioning, maintenance, monitoring and payments are managed through the EVCloudTM and AllamoTM platforms which promotes efficiency and continuously decreases operational costs. Allego continuously invests in the EVCloudTM platform for maintenance and to develop new functionalities. It is essential to have a scalable platform that can handle tens of thousands of transactions simultaneously and manage distributed assets on a large scale with thousands of sites remotely.

Energy Supply

Allego has extensive knowledge of the electricity supply in its markets. Its sourcing is from green renewable energy supported by green certificates. Allego can source its electricity on a long-term basis in order to hedge price increases and can pass-through increases in electricity prices in the charging sessions of the Allego network. In addition, Allego has developed its own capacity to operate directly on the electricity market as a wholesaler if needed in order to minimize the cost of its sourcing and to have long-term direct relationships with renewable assets such as wind or solar farms. Furthermore, Allego has developed smart charging capacity in order to cope with grid capacity constraints and avoid any overload of the grid. Allego is also developing solutions in order to offer ancillary services to grid operators through its charging points, making it the first EV company to propose such services. The anticipated costs associated with providing these ancillary services have been included in the budget for the development of Allego’s platform and do not represent additional costs. Management anticipates that these ancillary services will be offered to grid operators in the second half of 2022.

Allego’s energy supply is an element of its cost structure. Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing in the market. Supply costs related to energy supply are based on short term, mid-term or long-term power futures prices on the various European power exchanges. In addition to these supply costs, there are grid connection costs (distribution of power, connection, and meters) which are paid by Allego as a consumer of power. These grid connection costs are regulated and paid to the Transmission System Operator and Distribution System Operator which are regulated entities.

Public Policy

Allego has been at the forefront of the development of EVs in Europe. Allego is one of the founders of Charge Up Europe, the EV charging business organization that promotes EV infrastructure in Europe. Allego promotes:

•	Policies related to CO2 reduction

•	Openness: standard and interoperability

•	Free access to the grid in order to streamline grid connectivity

Growth Strategies

Allego estimates that it has an average market share of 12% in fast and ultra-fast charging in terms of sites in the major European markets including Belgium, Denmark, France, Germany, Hungary, Luxembourg, the Netherlands, Norway, Switzerland, Portugal, Sweden and the United Kingdom, making it a leading EV public charging provider in Europe.

Allego’s growth strategy consists of:

•	Increasing its leadership in fast and ultra-fast charging by investing in its owned public charging points network. This segment is anticipated to become the largest segment of Allego’s services.

•

Developing its services business to complement its public charging points network. The objective is twofold, triggering more traffic on the Allego network and securing long-term relationships with BtoB customers.

•	Offering new functionalities to EV drivers that use the Allego network or its services with enhanced features of Allego’s software platform.

Government Regulation and Incentives

Regulation related to EV policy and building and grid connection permits differ at the European, national, and regional levels and, as a result, compliance with such varying regulations can cause installation delays or cost discrepancies between jurisdictions. In the jurisdictions in which Allego operates, two primary permits are required. One permit is required in order to connect to the distribution grid operator and the other permit is required in order to build charging stations.

Allego has experience in navigating this regulatory environment, which may result in increased efficiency and decreased operational costs due to faster installation and commissioning. However, obtaining such permits may be a time consuming process. The costs of the connection to the distribution grid operator vary by jurisdiction. Such costs are included in the building costs of the charging stations. Because such connections are physically performed by the distribution grid operator, Allego is dependent upon the availabilities of the distribution grid operators, which may lead to unexpected delays during construction.

Building Permits

Allego must comply with local regulations for each of its charging stations. We believe that Allego is currently in full compliance with applicable building permit regulations.

Electric Standard for Equipment and Installation

Allego believes that its hardware and equipment purchased from third-party vendors is compliant with all applicable regulations in each jurisdiction in which it operates. Electrical installations must comply with national regulations and must be carried out by trained contractors pursuant to specific authorizations and licenses, which are verified at the time such installments are performed.

Platform Standard

Allego’s software platform, EVCloudTM, uses open charge point interfaces and open charge point protocols so that its network and solutions respect the openness standard it promotes. In order to promote common technical frameworks and interoperability, Allego is a member of a number of technical associations, including Platform for Electro Mobility, ChargeUp Europe (founding member), EVroaming4Europe, Open Charge Alliance, Dutch Association Electrification of Transport, Avere Belgium, BDEW, AVERE France and Renewable Energy Association UK. By supporting these openness standards, Allego hopes to improve the EV user experience. Openness enables EVs to charge on any charger, reducing the risk that EV drivers will not be able to find a charge point, and avoids a costly duplication of charging infrastructure and increases utilization rates. Allego has pursued a “chargers’ manufacturer agnostic policy,” meaning its platform can on-board any type of charger from any manufacturer. As a result, Allego can benefit from innovation and reduced hardware procurement costs. In addition, EVCloudTM can thus accommodate several types of payment providers and Allego’s network serves all EV drivers.

Research and Development

Allego has invested a significant amount of time and expense into the research and development of its platform technologies. Allego’s ability to maintain its leadership position depends in part on its ongoing research and development activities. Allego’s technical teams are responsible for defining technical solutions for all of the services Allego provides, from hardware specifications to the technical layout for installation, to the development of its software platform.

Allego has a software development team that develops its platform technologies, as well as the different components that comprise such platforms. For specific development needs, Allego will sometimes use external parties that are closely supervised by Allego.

Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2020, Allego’s research and development team consisted of more than 24 full time employees.

Intellectual Property

Allego relies on a combination of trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its proprietary rights. Allego’s success depends in part upon its ability to obtain and maintain proprietary protection over Allego’s products, services, solutions, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing upon Allego’s proprietary rights. Allego’s key trademarks are Allego, SmoovTM, EVCloudTM, and AllamoTM.

Suppliers and Service Providers

Allego relies on third-party vendors for design, manufacturing and testing of EV charging equipment. Currently, equipment is unique to each supplier with respect to components, firmware, after-market maintenance and warranty services. Equipment and services are sourced from different vendors for each category of charging solutions: AC (slow charging) /DC (fast charging) and HPC (ultra-fast charging). For the year ended December 31, 2020, Allego had one major vendor that represented approximately 11% of total purchases.

Allego has invested in its own specifications for its charging stations and maintains long-term relationships with suppliers and service providers. Allego designs the layout and certain specifications of its charging stations in-house and procures these charging stations from an assortment of hardware manufacturers. Allego does not typically install the charging stations but instead manages the installation process. The installations are typically performed by electrical contractors. Allego has established relationships with multiple EV charging manufacturers. Further, Allego has formed relationships with construction and maintenance companies that have significant experience building and maintaining EV charging sites.

Competition

In the charging network space, Allego generally competes with more localized providers of EV charging station networks for charging sessions to the EV drivers. Some networks are owned by utilities providers to extend their supply business, or oil and gas companies in order to complement their fueling stations. There are currently few pan-European pure players that are vehicle-agnostic such as Allego and those that do exist have a smaller reach.

In the services space, Allego competes with a variety of different companies depending upon the services provided. As Allego provides comprehensive solutions to its customers, generally its competitors are those that can offer both hardware equipment and management solutions. With the development of EV charging, some potential customers will try to split tenders by separating the supply of hardware equipment, operation and maintenance. In this case, these tenders are less desirable for Allego as they only offer part of the value chain of the operations within its platform. In the long run, however, we do not believe this trend will continue because it can lead in many cases to poor performance and low availability of charging points, which trigger many issues for EV drivers and cause higher costs. Integrating different price schemes, ease of use, seamless software performance, scalability and scale of operation are extremely difficult to achieve with different suppliers. With the maturing of the EV business, we believe that seamless end-to-end solutions are better provided by a single integrated offering.

Facilities

This information appears in “Item 4.D. Property, Plants and Equipment” of this Report.

Employees

Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2020, Allego had 134 employees, 111 of whom were regular full-time and 10 of whom were engaged on a part-time basis. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. As a result of the COVID-19 pandemic, most of Allego’s employees are currently working remotely, although Allego expects that when the COVID-19 pandemic subsides, its employees will return to work at its facilities noted above. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.

Legal Proceedings

Allego is not party to any material legal proceedings. From time to time, Allego may be involved in legal proceedings or subject to claims incident to the ordinary course of business. Regardless of the outcome, such proceedings or claims can have an adverse impact on Allego because of legal defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

C.	Organizational Structure

The following simplified diagram illustrates the ownership structure of Allego immediately following the consummation of the Business Combination (note that the horizontal dashes indicate additional legal entities that have been omitted for the sake of simplicity):

See also Exhibit 8.1 to this Report for a list of our subsidiaries.

D.	Plants and Equipment

Allego’s headquarters are located in Arnhem, Netherlands where it currently leases approximately 3,350 square meters of office space under a lease that expires in March 2035. Of that space, 1,990 square meters have been sublet until January 2024. This current primary space is sufficient to meet Allego’s needs for the foreseeable future, and any additional space Allego may require after 2024 will be assessed before determining to continue sub-letting on commercially reasonable terms. Allego also maintains rented facilities in Mechelen, Belgium; Berlin, Germany; and Stockholm, Sweden, and sales offices in England and France.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provides information which Allego’s management believes is relevant to an assessment and understanding of Allego’s consolidated results of operations and financial condition. This discussion and analysis should be read in conjunction with Allego’s consolidated financial statements as of and for the years ended December 31, 2020, December 31, 2019, and January 1, 2019 and related notes thereto, Allego’s unaudited consolidated financial statements as of June 30, 2021 and for the six months then ended and the related notes thereto as well as the unaudited pro forma condensed combined financial information, included elsewhere in this Report. In addition to historical information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties, and assumptions that could cause Allego’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the section entitled “Item 3.D. Risk Factors” or in other parts of this Report.

Overview

Founded in 2013, Allego is a leading EV charging company in Europe and has deployed, as of September 30, 2021, over 27,000 charging ports across 13,000 public and private locations, spanning activities in 12 European countries. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for BtoB customers, including leading retail and auto brands.

Allego’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third-parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 50 real estate owners and 15 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.

Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins Allego’s competitive advantage. Allamo™ allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.

Allego EVCloud™ is a sophisticated chargers management platform and payment tool that provides essential services to owned and third-party customers, including charging authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables Allego to provide insight and value to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margins.

Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to nearly 20 million by 2025, as compared to 3 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are required by EV drivers and fleets operators.

Additionally, stringent European CO2 regulations for ICE and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 500 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, and an additional pipeline of another 500 sites being currently negotiated, Allego believes it is well-positioned to execute its growth objectives.

How Allego Generates Revenue

Allego generates its revenues through the sale of charging sessions to EV drivers and by providing charging solutions to corporate customers and municipalities. Specifically, revenue is earned through the following streams:

Charging sessions

At these sites, Allego sells charging sessions directly to EV drivers who access Allego’s publicly available charging points. Payments from EV drivers can be processed through direct payment or tokens that are handled by MSPs with whom the EV driver and Allego have contracts. In the latter case, Allego charges the price of the sessions on a monthly basis to the MSPs. The Allego network can be accessed by more than 250 MSPs in Europe and through e-clearings that facilitate the interoperability of the public charging networks.

Revenue from the sale of charging equipment

Allego enters into agreements with customers for the sale of charging equipment. These contracts are generally awarded based on a proposal and business case for a certain location including traffic and other activity predictions to develop public charging point networks. Allego provides the comprehensive development from site selection with a targeted IRR. If Allego’s proposal is accepted by the customer, Allego enters into a development contract, pursuant to which Allego purchases and installs charging equipment at the relevant location.

Revenue from installation services

Installation services are provided as part of the development contract described above under “Revenue from the sale of charging equipment” as well as to corporate customers where charging equipment needs to be installed.

Revenue from operation and maintenance of charging equipment

These services include the deployment of Allego’s cloud-based platform EVCloudTM to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off development cost but generate long-term revenues.

Depending on the requirements, Allego can organize the supply of home charging and installation for specific customers as an operation and maintenance contract and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points management by Allego’s platform in order to maximize synergies with its previous activity.

The revenue streams described above complement each other: the service activities make the most of the development of Allego network and uses the synergies of their technologies while being responsive to customer trends.

Key Factors Affecting Operating Results

Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Report titled “Item 3.D. Risk Factors.”

Growth of EV adoption

Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial EVs, which it believes drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles.

EV driver’s usage patterns

Allego’s revenues are driven by EV drivers’ driving and charging behaviors. The EV market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preferences for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro mobility and mobility as-a-service platforms requiring EV charging services.

Competition

The EV market has become significantly more competitive in recent years. The principal factors on which industry participants compete include charger count, locations and accessibility; location visibility, including on digital platforms; charger connectivity to EVs and ability to charge all standards; speed of charging relative to expected vehicle dwell times at the location; network reliability, scale and local density; software-enabled services offering and overall customer experience; operator brand, track record and reputation; and pricing. Existing competitors may expand their product offerings and sales strategies and new competitors can enter the market. Allego intends to maintain its market share over time relative to the overall growth of EV adoption. If Allego’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Technology risks

The EV market is a fast-developing market which is susceptible to technology changes. Allego relies on numerous internally developed software technologies (EVCloudTM, SmoovTM and AllamoTM) to operate its network and generate earnings. The ability of Allego to continue to integrate its technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will determine Allego’s sustained competitiveness in offering charging services. There is a risk that some or all of the components of the EV technology ecosystem become obsolete and Allego will be required to make significant investment to continue to effectively operate its business. Allego’s management believes their business model is well-positioned to enable Allego to effectively operate and allow the business to remain competitive regardless of long-term technological shifts.

Supply risks

Macro-economic factors regarding the supply side of EV charging equipment could negatively influence revenues of Allego. The fast-growing demand in EV driving places an equally high demand on the supply side, which may cause bottlenecks. If Allego experiences problems to meet the increasing demands of charging equipment due to these supply bottlenecks its revenue growth could be negatively impacted.

COVID-19

The impact of COVID-19, including changes in consumer and business behavior, pandemic fears, market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and has led to reduced economic activity. The spread of COVID-19 has created supply chain disruptions for vehicle manufacturers, suppliers and hardware manufacturers, as well as impacted the capacities of installers. Any sustained downturn in demand for EVs would harm Allego’s business despite its historical growth.

Allego has modified its business practices since the start of the COVID-19 pandemic by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences with only online engagements. Allego has also implemented additional safety protocols for essential workers and implemented cost cutting measures in order to reduce its operating costs, and may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by COVID-19 or otherwise be satisfactory to government authorities. If significant portions of Allego’s workforce in the future are unable to work effectively, due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforces are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.

The results for the year ended December 31, 2020 have been impacted by COVID-19. Based on the Google Transit Data tracking, there was an immediate drop of 52% in consumed energy in April 2020 compared to February 2020, due to the COVID-19 lockdown. During April 2020, the situation reverted, and the volumes of consumed energy commenced to steadily increase. It is difficult to assess and quantify the impact COVID-19 has had on the Group’s charging revenues but a similar trend is observed when comparing the charging revenue from January and February 2020 of € 1.5 million and € 1.4 million, respectively, to the following two months. The revenue for March and April 2020 decreased to € 0.98 million and € 0.67 million seeing a drop of 54% from the revenue recorded in January to the revenue recorded in April. However, revenue recovered throughout the rest of the year.

As of June 30, 2021, the impact of the COVID-19 pandemic on Allego’s business has been limited, but prospects and results of operations will depend on future developments. Future developments are highly uncertain and cannot be predicted. The COVID-19 pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing installation or maintenance services. Even after the COVID-19 pandemic has subsided, Allego may continue to experience an adverse impact on its business as a result of its global economic impact, including any recession that has occurred or may occur in the future that will have an impact on the growth of EV usage and so in the growth of EV charging demand.

Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Allego’s charging points network and services.

Key Performance Indicators

Allego regularly reviews a number of metrics to evaluate its business, measure its progress and make strategic decisions. EBITDA, Operational EBITDA and free cash flow, which are non-IFRS measures, are currently utilized by management and may be used by our investors and competitors to assess performance. See the section entitled “— Non-IFRS Financial Measures.”

Management also reviews utilization rates, which are defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). Allego uses utilization rates to track profitability of the applicable charge point, to make comparisons to its business plan, and also to evaluate when it may want to consider adding charge poles to a given site to avoid increased wait times. Gathering information on utilization rates may also enable Allego to improve its forecasting abilities in the future.

Allego believes these measures assist its investors in gaining a meaningful understanding of its performance. Because not all companies use identical calculations or definitions Allego’s presentation of these key performance indicators, including non-IFRS measures, may not be comparable to other similarly titled measures of other companies.

Utilization Rate

The following table represents the overall utilization rate (which includes slow, fast and ultra-fast chargers) of Allego’s charging network for the six months ended June 30, 2020 and 2021 as well as for the years ended December 31, 2020 and 2019.

	For the six months ended June 30,		For the year ended December 31,
	2021	2020	2020	2019
Utilization rate	6.03%	5.21%	5.34%	6.11%

In the year ended December 31, 2020, the utilization rate decreased when compared to the same period in 2019 primarily due to the impact of COVID-19 on demand for EV charging as discussed above. The utilization rate for the six months ended June 30, 2021 improved when compared to the same period in 2020 and is materially consistent with the utilization rate for the year ended December 31, 2019. Management notes that the improvement is primarily due to an increase in EV usage which is a key driver of demand for EV charging. The increase in utilization rate is slightly offset due the installation of new charging equipment which has a lower expected utilization rate when compared to existing charging equipment.

Key Components of Results of Operations

Revenue

Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego or corporate third-parties. Allego also supplies electricity to owners and drivers of electric vehicles which use a charge card issued by a MSP or credit card to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.

In addition, Allego generates revenues from operation and maintenance of charging equipment.

Cost of sales

Cost of sales represents the electricity cost for the charging revenues which is billed to Allego by utility companies. Cost of sales related to development contracts consist of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the operations and maintenance contracts mainly consists of the third-party service cost.

Gross profit and gross margin

Gross profit is revenue less cost of sales. Gross margin is gross profit (loss) as a percentage of revenue.

Other income and expenses

Other income and expenses consist of government grants, income from the sale of HBE certificates (linked to CO2 emission offsets) and the net gain or loss on the disposal of property, plant and equipment. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. HBE certificates are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. Allego sells such certificates to companies that are required to offset their use of non-green energy through a brokerage.

Selling and distribution expenses

Selling and distribution expenses relate to Allego’s sales function and mainly comprise employee benefits, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses.

General and administrative expenses

General and administrative expenses relate to Allego’s support functions and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third-parties and other general and administrative expenses.

Operating loss

Operating loss consists of Allego’s gross profit less other income and expenses, selling and distribution expenses and general and administrative expenses.

Finance costs

Finance costs primarily consist of interest expenses, exchange differences and fair value gains and losses on derivatives.

Loss for the year

Loss for the year consists of Allego’s operating loss plus its finance costs.

Results of Operations

The following table summarizes Allego’s historical results of operations for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,		Period-over-Period Change For the six months ended June 30, 2021 to 2020
(in € million)	2021	2020	Change (€)	Change (%)
Revenue	20.4	16.4	4.0	24%
Cost of sales	(13.7)	(10.4)	(3.3)	32%
Gross profit	6.7	6.0	0.7	12%
Other income/(expenses)	2.3	2.5	(0.2)	-8%
Selling and distribution expenses	(1.1)	(2.4)	1.3	-54%
General and administrative expenses	(126.9)	(21.6)	(105.3)	488%
Operating loss	(119.0)	(15.5)	(103.5)	668%
Finance costs	(7.0)	(5.0)	(2.0)	40%
Loss before income tax	(126.0)	(20.5)	(105.5)	515%
Income tax	(0.6)	(0.1)	(0.5)	500%
Loss for the period	(126.6)	(20.6)	(106.0)	515%

Revenue

Revenue was € 16.4 million for the six months ended June 30, 2020 compared to € 20.4 million for the six months ended June 30, 2021. Revenue increased € 4.0 million, or 24%.

Charging sessions revenue for the six months ended June 30, 2021 increased € 4.5 million, or 69%, to € 11.0 million compared to € 6.5 million for the year ended June 30, 2020. The increase was due to a 32% increase in charging points as well as an increase in the utilization of the chargers. As at June 30, 2021, Allego operated charging stations predominantly in the Netherlands, Belgium, France, Germany, Denmark, Norway, Sweden and the United Kingdom. The charging stations installed pre-2021 have seen an increase in charging sessions which contributed to the charging revenue increase. The stations installed during 2021 led to a revenue increase of 4% compared to the revenue for the six months ended June 30, 2020. Furthermore, the average revenue per session for the six months ended June 30, 2021 increased by 7% compared to the same period in 2020, which is caused by the increased average kWh consumption per session. The consumption increase is caused by a growing number of new cars with extended battery capacity being sold during the period.

Service revenue did not follow the same trend across all revenue streams. Service revenue from the sale of charging equipment for the six months ended June 30, 2021 decreased € 0.4 million, or 9%, to € 4.3 million compared to € 4.7 million for the six months ended June 30, 2020. Service revenue from installation services decreased € 1.0 million, or 21%, from € 4.7 million for the period ended June 30, 2020 to € 3.7 million for the period ended June 30, 2021. Service revenue from operation and maintenance of charging equipment was € 0.6 million for the six months ended June 30, 2020, compared to € 1.4 million for the six months ended June 30, 2021, an increase of € 0.8 million, or 133%.

The overall decrease in service revenue was due to timing differences in completing projects during the six months ended June 30, 2021 as compared to the first half of 2020. These timing differences led to lower revenue from the sale of charging equipment and led to installation services being recorded in the first six months of 2020. However, this was offset by the continued development of the third-party projects roll out over Europe which resulted in stronger growth in operation and maintenance revenue.

Cost of sales

Cost of sales for the six months ended June 30, 2021 increased € 3.3 million, or 32%, to € 13.7 million compared to € 10.4 million for the six months ended June 30, 2020. The increase in cost of sales is substantially due to the increase shown in revenue.

During 2021, Allego continued to expand its portfolio of chargers which led to a decrease in the cost per session due to the fixed maintenance costs being divided over a larger number of chargers and a larger number of charging sessions. However, this positive impact was offset because, the cost of sales increased at a faster pace than revenue. This is due to the mix of projects for the first half of 2021 being different from the same period in 2020 when several high gross margin projects were completed.

Gross profit and gross margin

Gross profit for the six months ended June 30, 2021 increased € 0.7 million, or 12%, to € 6.7 million compared to € 6.0 million for the six months ended June 30, 2020. Despite the increase in gross profit which is driven by the overall increase in revenue, the gross margin for the six months ended June 30, 2021 of 33% has deteriorated compared to the gross margin recorded for the six months ended June 30, 2020 of 37%. This is due to the period over period increase in cost of sales as detailed above.

Other income

Other income for the six months ended June 30, 2021 decreased € 0.2 million, or 8%, to € 2.3 million compared to € 2.5 million for the six months ended June 30, 2020. The decrease in other income is mostly due to a € 1.0 million decrease in government grants received, which offsets a € 0.8 million increase in the income generated from the sale of HBE certificates.

Selling and distribution expenses

Selling and distribution expenses for the six months ended June 30, 2021 decreased € 1.3 million, or 54%, to € 1.1 million compared to € 2.4 million for the year ended June 30, 2020. The decrease is primarily attributable to reduced employee benefits expenses resulting from a restructuring plan which streamlined Allego’s operations.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2021 increased € 105.3 million, or 488% to € 126.9 million compared to € 21.6 million for the six months ended June 30, 2020. The increase in general and administrative expenses is mostly due to € 104.8 million share-based payment expenses which are awarded to an external consulting firm in the six months ended June 30, 2021. € 77.1 million of these costs are recognized as legal, accounting and consulting fees and € 27.7 million is recognized as employee benefit expenses.

Operating Loss

Operating loss for the six months ended June 30, 2021 increased € 103.5 million, or 668% to € 119.0 million compared to € 15.5 million for the six months ended June 30, 2020. The increase in operating loss is mostly due to higher general and administrative expenses as detailed above.

Finance costs

Finance costs for the six months ended June 30, 2021 decreased € 2.0 million, or 40% to € 7.0 million compared to € 5.0 million for the six months ended June 30, 2020. The decrease in finance costs is mostly due to a fair value gain on the derivatives of € 0.2 million which is offset by higher interest expense on shareholder loans due to accruing interest and increasing interest expense on senior debt as a result of a higher outstanding balance.

Loss before income tax

Loss before income tax for the six months ended June 30, 2021 increased € 105.5 million, or 515% to €126.0 million compared to € 20.5 million for the six months ended June 30, 2020. Although revenue increased for the six months ended June 30, 2021, this is offset by increased cost of sales and general and administrative expenses resulting in an increased loss before income tax. The general and administrative expenses increased due to share-based payment expenses in the six months ended June 30, 2021 which were awarded to an external consulting firm while the increase in cost of sales has been mostly driven a different mix of projects with a lower gross margin being carried out in the first half of 2021 compared to the first half of 2020.

Income tax

For the six months ended June 30, 2021 Allego realized profits on its operations in Denmark, France and Germany, which are taxable under the respective local tax laws. Therefore, Allego has recorded an income tax expense of € 0.6 million with respect to its profits in Denmark and France. Although profit was also recorded in Germany, no tax expense is arising due to previous losses available for loss compensation in accordance with German tax rules. This resulted in an income tax increase of € 0.5 million or 500% when compared to the June 30, 2020 income tax of € 0.1 million. The deferred tax asset recognized for the year ended December 31, 2020 in Germany remained unchanged for the six months ended June 30, 2021.

Loss for the period

Loss for the six months ended June 30, 2021 increased € 106.0 million, or 515% to € 126.6 million compared to € 20.6 million for the six months ended June 30, 2020.

The following table summarizes Allego’s historical results of operations for the years ended December 31, 2019 and 2020:

	For the year ended December 31,		Period-over-Period Change For the year ended December 31, 2020 to 2019
(in € million)	2020	2019	Change (€)	Change (%)
Revenue	44.2	25.8	18.4	71%
Cost of sales	(31.0)	(20.9)	(10.1)	48%
Gross profit	13.2	4.9	8.3	169%
Other income/(expenses)	5.4	3.5	1.9	54%
Selling and distribution expenses	(3.9)	(6.1)	2.2	-36%
General and administrative expenses	(47.5)	(39.2)	(8.3)	21%
Operating loss	(32.8)	(36.9)	4.1	-11%
Finance costs	(11.3)	(5.9)	(5.4)	92%
Loss before income tax	(44.1)	(42.8)	(1.3)	3%
Income tax	0.7	(0.3)	1.0	-333%
Loss for the year	(43.4)	(43.1)	(0.3)	1%

The revenue numbers are further specified below:

	For the year ended December 31,		Change	Change
(in € million)	2020	2019	€	%
Type of goods or service
Charging sessions	14.9	9.5	5.4	57%
Service revenue from the sale of charging equipment	15.2	9.1	6.1	67%
Service revenue from installation services	12.3	6.9	5.4	78%
Service revenue from operation and maintenance of charging equipment	1.9	0.3	1.6	533%
Total revenue from external customers	44.2	25.8	18.4	71%

Revenue

Revenue was € 25.8 million for the year ended December 31, 2019 compared to € 44.2 million for the year ended December 31, 2020. Revenue increased € 18.4 million, or 71%.

Charging sessions revenue for the year ended December 31, 2020 increased € 5.4 million, or 57%, to € 14.9 million compared to € 9.5 million for the year ended December 31, 2019. The increase was due to a 55% increase in charging points. As at December 31, 2020, Allego operated charging stations predominantly in the Netherlands, Belgium, France, Germany, Denmark, Norway, Sweden and the United Kingdom. The charging stations installed during 2020 led to a revenue increase of 18% compared to the revenue for the year ended December 31, 2019. Furthermore, the average revenue per session for the year ended December 31, 2020 increased by 25%, which is caused by the increased average kWh consumption per session and an increase in the average price per kWh, because sale prices per kWh are higher on ultra-fast and fast chargers as compared to slow chargers. The increased consumption is driven by a roll out of additional ultra-fast chargers that deliver more kWh in a shorter timeframe as well as the increased number of new cars sold and the latest industry developments. Newer cars have an increased battery capacity and hence require more energy compared to the older models on the market.

The remaining increase is due to an increase in charging sessions at the charging points installed pre-2020.

Service revenue increased across all revenue streams. Service revenue from the sale of charging equipment for the year ended December 31, 2020 increased € 6.1 million, or 67%, to € 15.2 million compared to € 9.1 million for the year ended December 31, 2019. Service revenue from installation services increased € 5.4 million, or 78%, from € 6.9 million for the year ended December 31, 2019 to € 12.3 million for the year ended December 31, 2020. Service revenue from operation and maintenance of charging equipment was € 0.3 million for the year ended December 31, 2019, compared to € 1.9 million for the year ended December 31, 2020, an increase of € 1.6 million, or 533%. The increase in service revenue was primarily due to a strong growth in demand for BtoB charging solutions and the continued development of the Mega-E roll out over Europe, which entails creating charging infrastructure in a larger part of Europe. New contracts to deliver charging solutions have been signed in the Netherlands, including four High Power Charging (“HPC”) sites, public parking chargers in Amsterdam and significant number of service contracts, Germany (various HPC sites and a framework contract with a major retailer), Belgium (B-Parking and two HPC locations), France (various HPC sites), Sweden (six HPC locations and City of Stockholm), Denmark (three HPC locations) and the UK (local authorities for two London Boroughs and various Fast Charging Locations) during the year.

Cost of sales

Cost of sales for the year ended December 31, 2020 increased € 10.1 million, or 48%, to € 31.0 million compared to € 20.9 million for the year ended December 31, 2019. The increase in cost of sales is substantially due to the increase shown for all revenue streams.

However, the cost of sales increased at a slower pace than revenue due to several projects that have been rolled out during the year generating a very high gross margin compared to the usual projects. The majority of the 2019 revenue was related to specific projects that generated a low gross margin, whereas during 2020, the revenue from these projects decreased and additional projects generating a high gross margin were carried out.

Projects are classified as either Business to Business (“B2B”) or Business to Consumer (“B2C”). B2B projects made up a greater proportion of all projects accounted for in 2020 compared to 2019. In the B2C projects, we deliver and install home chargers. In this case, we install slow (“AC”) chargers, which is relatively easy. This market is therefore highly competitive and hence has lower gross margins compared to B2B projects. In the B2B projects, we deliver and install high power chargers (ultra-fast chargers) for third-parties. Installing these chargers is more difficult and hence less competitive compared to the slow chargers in the B2C projects. For this reason, these B2B projects have a relatively higher gross margin compared to B2C projects.

A second reason for the discrepancy between the revenue and cost of sales increase is the growing portfolio of chargers. Allego incurs fixed maintenance costs and with an increased portfolio combined with a larger number of charging sessions, the cost per session decreases, which limits the cost of sales increase compared to revenue.

Gross profit and gross margin

Gross profit for the year ended December 31, 2020 increased € 8.3 million, or 169%, to € 13.2 million compared to € 4.9 million for the year ended December 31, 2019. The increase in gross profit is due to cost optimizations as outlined above and the relative increase of specific revenue streams with higher gross margins as a percentage of total revenue. This also caused the improved gross margin which increased from 19% for the year ended December 31, 2019 to 30% for the year ended December 31, 2020.

Other income

Other income for the year ended December 31, 2020 increased € 1.9 million, or 54%, to € 5.4 million compared to € 3.5 million for the year ended December 31, 2019. The increase in other income is mostly due to a € 0.5 million increase in government grants received, as well as a € 1.2 million increase in the income generated from the sale of HBE certificates.

Selling and distribution expenses

Selling and distribution expenses for the year ended December 31, 2020 decreased € 2.2 million, or 36%, to € 3.9 million compared to € 6.1 million for the year ended December 31, 2019. The decrease is primarily attributable to reduced employee benefits expenses resulting from a restructuring plan which streamlined Allego’s operations.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2020 increased € 8.3 million, or 21% to € 47.5 million compared to € 39.2 million for the year ended December 31, 2019. The increase in general and administrative expenses is mostly due to € 7.1 million share-based payment expenses which are awarded to an external consulting firm in the year ended December 31, 2020. € 4.7 million of these costs are recognized as legal, accounting and consulting fees and € 2.4 million is recognized as employee benefit expenses.

Operating Loss

Operating loss for the year ended December 31, 2020 decreased € 4.1 million, or 11% to € 32.8 million compared to € 36.9 million for the year ended December 31, 2019. The decrease in operating loss is mostly due to higher revenue from contracts with customers.

Finance costs

Finance costs for the year ended December 31, 2020 increased € 5.4 million, or 92% to € 11.3 million compared to € 5.9 million for the year ended December 31, 2019. The increase in finance costs is mostly due to increasing interest expenses on shareholder loans due to accruing interest and increasing interest expenses on senior debt, as the year ended December 31, 2020 was the first full year of interest payments on this senior debt.

Loss before income tax

Loss before income tax for the year ended December 31, 2020 increased € 1.3 million, or 3% to € 44.1 million compared to € 42.8 million for the year ended December 31, 2019. Although revenue increased and the gross margin improved for the year ended December 31, 2020 compared to the year ended December 31, 2019 this is offset by increased interest and general and administrative expenses resulting in an increased loss before income tax. The interest expenses on shareholder loans increased due to new loans and because of compounding interest. The interest on the senior debt facility increased because the year ended December 31, 2020 was the first full year the Group paid interest over the senior debt facility. The general and administrative expenses increased due to share-based payment expenses in the year ended December 31, 2020 which are awarded to an external consulting firm.

Income tax

For the year ended December 31, 2019 Allego realized a profit on its operations in Germany, which is taxable under German tax laws. Therefore, Allego has recorded an income tax expense of € 0.3 million. For the year ended December 31, 2020 Allego recognized a deferred tax asset in Germany as it expects to realize taxable profits in the future, which resulted in a positive tax impact of € 0.7 million, which is an increase of € 1.0 million, or 333% compared to the year ended December 31, 2019.

Loss for the year

Loss for the year ended December 31, 2020 increased € 0.3 million, or 1% to € 43.4 million compared to € 43.1 million for the year ended December 31, 2019.

Going Concern, Liquidity and Capital Resources

The Group’s scale of operations

The Group designs, builds and operates charging solutions for electric vehicles in Europe. The Group’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products in combination with one EV Cloud platform and additional service support (refer to Note 1). The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. Start-up losses are inherently associated with the business as charging points need to become known to users. As a result, the Group incurred losses during the first years of its operations and expects to continue to incur losses in the next twelve to eighteen months. Therefore, the Group relies heavily on financing from its existing shareholder and banks to finance its operations and scale- up the business.

Further envisioned growth — in line with the Group’s strategy — will require additional significant investments. The Group is currently in the process of securing funding to finance these investments.

Financial position of the Group

As at June 30, 2021, the losses incurred during the first years of its operations resulted in a negative equity of € 96.1 million (December 31, 2020: negative € 73.7 million) and cash and cash equivalents of € 6.0 million (December 31, 2020: € 8.3 million). The resulting deficits have been funded by borrowings from Allego’s shareholder and banks. In the interim condensed consolidated statement of financial position as at June 30, 2021, the carrying value of the senior debt amounts to € 92.1 million (December 31, 2020: € 67.6 million) and the carrying amount of the shareholder loans amounts to € 96.3 million (December 31, 2020: € 92 million), including accrued interest. As of November 30, 2021, the Group had cash and cash equivalents of € 2.0 million.

Impact of COVID-19

The results for the six months ended June 30, 2021 have been impacted by COVID-19. During the first quarter of 2021, traffic by EV-drivers and consumed energy levels declined as a result of COVID-19 lockdown measures imposed by governments throughout Europe. As COVID-19 lockdown measures eased, traffic by EV- drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half of 2021.

During the six months ended June 30, 2021 and 2020, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.

Financing

On May 27, 2019, the Group entered into a senior debt bank facility (“the facility”), totaling € 120 million, with Société Générale and KommunalKredit (“the lenders”), that is expected to address Group funding needs in the short-term. On March 31, 2021, the Group completed a drawdown on the facility of € 24.2 million. This resulted in an undrawn amount under the facility of € 20.1 million as of that date. On September 30, 2021 and December 2, 2021, the Group completed drawdowns on the facility of € 5.6 million and € 14.5 million, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement.

For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP. Allego expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants.

In addition, as at June 30, 2021, Allego’s shareholder had issued loans to the Group, which were converted to equity in connection with the consummation of the Business Combination.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. The liquidity forecast incorporates current cash levels, revenue projections and a detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues. The liquidity forecasts incorporate any (new) potential impact from the COVID-19 outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic.

The Group requires additional financing for additional development activities and operations. Management plans to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half-year of 2021, and with its US public listing. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern.

However, there is no assurance that the Group’s plans to raise capital will be successful. In the event the Group is unable to timely realize the above actions and events, the Group may be required to seek additional equity or debt financing to continue to execute its business plan, which the Group may not be able to raise on acceptable terms, or at all.

The Group depends on external financing both in the short and long-term and the timing and realization of such financing is inherently uncertain. As a result, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern and therefore whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the interim condensed consolidated financial statements.

The Group expects to be able to meet its financing requirements in the short-term using the drawdowns on its existing senior debt bank facility that were completed during the second half of 2021 and its cash flows from operations in line with its liquidity forecasts. In the long-term, the Group expects to be able to secure its financing requirements through the completion of the SPAC transaction. Therefore, the interim condensed consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

Cash flows

The cash flows for the six months ended June 30, 2021 and for the year ended December 31, 2020 are presented below and compared with the cash flows for the six months ended June 30, 2020 and year ended December 31, 2019:

	Six months ended June 30,		Year ended December 31,
(in € million)	2021	2020	2020	2019
Cash flows used in operating activities	(16.1)	(10.2)	(34.4)	(56.9)
Cash flows used in investing activities	(8.9)	(9.3)	(15.3)	(13.6)
Cash flows provided by (used in) financing activities	22.8	(0.7)	36.7	90.6
Net increase (decrease) in cash and cash equivalents	(2.3)	(20.2)	(13.0)	20.1

Cash flows used in operating activities

Cash used in operating activities for the year ended December 31, 2020 was € 34.4 million compared to cash used in operating activities of € 56.9 million during the year ended December 31, 2019.

During the year ended December 31, 2020, the cash used in operating activities primarily consisted of a net loss before income tax of € 43.9 million, reduced by non-operating elements of € 28.7 million, an increase in net operating assets of € 14.7 million and interest paid of € 4.5 million. The most important corrections for non-operating elements relate to finance costs, share-based payment expenses and depreciation and amortization costs of € 11.3 million, € 7.1 million and € 10.3 million, respectively. The increase in net operating assets was mainly due to an increase of € 14.2 million in trade and other receivables, contract assets and prepayments and a decrease of € 4.3 million in trade and other payables and contract liabilities. This is partially offset by a decrease in inventory and other financial assets of € 3.7 million and an increase in provisions of € 0.1 million.

During the year ended December 31, 2019 the cash used in operating activities primarily consisted of a net loss of € 42.8 million, reduced by non-operating elements of € 14.5 million, an increase in net operating assets of € 21.1 million and interest paid of € 7.4 million. The primary non-operating elements relate to finance costs and depreciation and amortization costs of € 6.0 million and € 8.3 million respectively. The increase in net operating assets was mainly due to an increase of € 16.9 million in other financial assets. Inventory and trade and other receivables, contract assets and prepayments also increased during the year with an amount of € 7.6 million. This is partially offset by an increase in provisions, trade and other payables and contract liabilities of € 4.9 million.

Cash used in operating activities for the six months ended June 30, 2021 was € 16.1 million compared to cash used in operating activities of € 10.2 million during the six months ended June 30, 2020.

During the six months ended June 30, 2021, the cash used in operating activities primarily consisted of a net loss before income tax of € 126.0 million, reduced by non-operating elements of € 117.4 million, an increase in net operating assets of € 4.6 million and interest paid of € 2.7 million. The most important corrections for non- operating elements relate to finance costs, share-based payment expenses and depreciation and amortization costs of € 6.9 million, € 104.8 million and € 5.7 million, respectively. The increase in net operating assets was mainly due to an increase of € 23.1 million in trade and other receivables, contract assets and prepayments, an increase in inventory and other financial assets of € 2.2 million and a decrease in provisions of € 0.3 million. This is partially offset by an increase of € 21.1 million in trade and other payables and contract liabilities.

During the six months ended June 30, 2020, the cash used in operating activities primarily consisted of a net loss of € 20.5 million, reduced by non-operating elements of € 9.0 million, a decrease in net operating assets of € 2.4 million and interest paid of € 1.1 million. The primary non-operating elements relate to finance costs and depreciation and amortization costs of € 5.0 million and € 4.0 million respectively. The decrease in net operating assets was mainly due to a decrease of € 3.4 million in other financial assets and an increase in provisions, trade and other payables and contract liabilities of € 1.2 million. This is partially offset by an increase in inventory and trade and other receivables, contract assets and prepayments of € 2.2 million.

Cash flows used in investing activities

Cash used in investing activities for the year ended December 31, 2020 was € 15.3 million compared to cash used in investing activities of € 13.6 million during the year ended December 31, 2019. The year-over-year increase was primarily due to increased purchases of property, plant and equipment of € 3.2 million. This was partially offset by a decrease in the proceeds from investment grants of € 0.1 million and reduced purchases of intangible assets of € 1.3 million.

Cash used in investing activities for the six months ended June 30, 2021 was € 8.9 million compared to cash used in investing activities of € 9.3 million during the six months ended June 30, 2020. The period-over-period decrease was primarily due to an increase in proceeds from investment grants of € 1.7 million and reduced purchases of intangible assets of € 1.7 million. This was partially offset by an increase in the purchases of property, plant and equipment of € 1.8 million and an increase in payments of derivative premiums € 1.5 million.

Cash flows provided by financing activities

Cash from financing activities for the year ended December 31, 2020 was € 36.7 million compared to cash used in financing activities of € 90.6 million during the year ended December 31, 2019. The year-over-year decrease was primarily due to a decrease in proceeds from borrowings of € 47.7 million and a decrease in proceeds from capital contributions of € 6.1 million.

Cash from financing activities for the six months ended June 30, 2021 was € 22.8 million compared to cash used in investing activities of € 0.7 million during the six months ended June 30, 2020. The period-over-period increase was primarily due to an increase in proceeds from borrowings of € 24.2 million.

Contractual Obligations and Commitments

Significant expenditures for charging stations and charging infrastructure contracted for, but not recognized as liabilities, as at June 30, 2021 was € 10.7 million (June 30, 2020: € 4.4 million). Allego uses these assets either as its own charging stations (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory). Allego is not a party to any other off-balance sheet arrangements.

Non-IFRS Financial Measures

Allego management utilizes the following non-IFRS financial measures: “EBITDA”, “Operational EBITDA” and “free cash flow”. Allego believes EBITDA, Operational EBITDA and free cash flow are useful to investors in evaluating Allego’s financial performance. In addition, Allego uses these measures internally to establish forecasts, budgets, and operational goals to manage and monitor its business. Allego believes that these non-IFRS financial measures help to depict a more realistic representation of the performance of the underlying business, enabling Allego to evaluate and plan more effectively for the future. Allego believes that investors should have access to the same set of tools that its management uses in analyzing operating results.

Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation and amortization. Allego defines Operational EBITDA as EBITDA further adjusted for reorganization and severance costs, certain business optimization costs, lease buyouts, board compensation costs and director and officer insurance costs. Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from investment grants.

EBITDA, Operational EBITDA and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the six months ended June 30, 2021 and 2020 as well as the years ended December 31, 2020 and 2019:

	Six months ended June 30		Year ended December 31
(in € million)	2021	2020	2020	2019
Loss for the year	(126.6)	(20.6)	(43.4)	(43.1)
Income tax	0.6	0.1	(0.7)	0.3
Finance costs	7.0	5.0	11.3	5.9
Amortization and impairment of intangible assets	1.3	1.5	3.7	2.3
Depreciation and impairment of right-of-use assets	1.0	0.8	1.8	1.3
Depreciation and impairment of property, plant and equipment	3.5	1.8	4.8	4.7
EBITDA	(113.2)	(11.4)	(22.5)	(28.6)
Share-based payment expenses	104.8	—	7.1	—
Transaction costs	4.6	—	—	—
Lease buyouts	—	—	0.1	—
Business Optimization Costs	—	1.0	1.8	0.8
Reorganization and Severance	—	3.8	3.8	—
Operational EBITDA	(3.8)	(6.6)	(9.7)	(27.8)
Cash generated from operations	(16.1)	(10.2)	(34.4)	(56.9)
Capital expenditures	(9.7)	(9.8)	(18.4)	(17.0)
Proceeds from investment grants	2.3	0.5	3.2	3.3
Free cash flow	(23.5)	(19.5)	(49.6)	(70.6)

Critical Accounting Policies and Estimates

The discussion and analysis of Allego’s financial condition and results of operations is based upon financial statements which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to charging station depreciable lives, impairment of financial assets, share-based compensation and the recognition of deferred tax assets. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. Allego’s actual results may differ from those estimates. See Note 2 to the audited consolidated financial statements included elsewhere in this Report for additional description of the significant accounting policies that have been followed in preparing Allego’s financial statements. The accounting policies described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.

Revenue Recognition:

Allego recognizes revenue from the following activities:

•	Revenue from charging sessions;

•	Revenue from the sale of charging equipment to customers;

•	Revenue from installation services; and

•	Revenue from the operation and maintenance of charging equipment owned by customers.

Charging sessions: Charging revenue, which includes electricity price and a service fee, is recognized at a point in time, at the moment of charging, when the control of electricity is transferred to the customer. Allego is acting as a principal in charging transactions as it has primary responsibility for these services and discretion in establishing the price of electricity. Allego is considered an agent in charging transactions for charging equipment owned by third-parties as Allego does not have control over electricity.

Sale of charging equipment: Allego has determined that the sale and installation of the equipment constitutes two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward, and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin. Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. This is the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place.

Installation services: Revenue from installation of charging equipment is recognized over time. Allego uses an input method in measuring progress of the installation services because there is a direct relationship between Allego’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided.

Operation and maintenance of charging equipment: Service revenue from operation and maintenance services of charging equipment owned by customers is recognized over time. Services include the deployment of Allego’s cloud based platform to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced monthly, and consideration is payable when invoiced. Allego recognizes revenue only when the performance obligation is satisfied, therefore any upfront billing and payments are accounted for as an advance payment.

Valuation of share-based payment awards

A share-based payment arrangement is provided to an external consulting firm via a Special Fees Agreement. Information relating to this agreement between Madeleine and the consulting firm is set out in the audited consolidated financial statements. The fair value of the share-based payment arrangement granted under the Special Fees Agreement is recognized as an expense, with a corresponding decrease in retained earnings. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.

For the special fee’s arrangement, the expense is recognized over the service period. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Special Fees Agreement at the grant date, Allego uses a valuation model which takes into account how the fees payable in cash and equity instruments will depend on the equity value of Allego at the time of a future liquidity event as defined in the Special Fees Agreement. The assumptions and model used for estimating the fair value for share- based payment transactions under the Special Fees Agreement are disclosed in the audited consolidated financial statements.

Impairment of non-financial assets

At each reporting date, Allego assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event Allego compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal. Allego uses a discounted cashflow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Recognition of deferred tax assets

Deferred tax assets are carried on the basis of the tax consequences of the realization or settlement of assets, provisions, liabilities or accruals and deferred income as planned by Allego at the reporting date. A deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available for set-off. In this assessment, Allego includes the availability of deferred tax liabilities set-off, the possibility of planning of fiscal results and the level of future taxable profits in combination with the time and/or period in which the deferred tax assets are realized.

Recent Accounting Pronouncements

See Note 2 of Allego’s consolidated financial statements included elsewhere in this Report for more information regarding recently issued accounting pronouncements.

Internal Control Over Financial Reporting

In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2020, December 31, 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019 material weaknesses were identified in its internal control over financial reporting. See “Item 5. Operating and Financial Review and Prospects – Internal Control Over Financial Reporting” of this Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.

Allego did not design or maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Allego did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training, including supervision of external consultants, to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.

This material weakness contributed to the following additional material weaknesses:

•

Allego did not design and maintain formal accounting policies, procedures, including those around risk assessments, and controls over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not have controls and procedures in place to sufficiently supervise its external consultants. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.

•

Allego did not design and maintain sufficient controls regarding the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related parties.

•

Allego did not design and maintain effective controls over certain information technology (“IT”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

The material weakness related to formal accounting policies, procedures and controls resulted in adjustments to several accounts and disclosures. The IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Each of these material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Allego has begun implementing a plan to remediate these material weaknesses; however, its overall control environment is still immature and may expose it to errors, losses or fraud. These remediation measures are ongoing and include hiring additional IT, accounting and financial reporting personnel and implementing additional policies, procedures and controls. Allego currently cannot estimate when it will be able to remediate these material weaknesses and it cannot, at this time, provide an estimate of the costs it expects to incur in connection with implementing its plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its financial statements, the financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.

In connection with the preparation and audit of Allego’s consolidated financial statements as of June 30, 2021 and 2020 and for the six months ended June 30, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. See the subsection entitled “Item 3.D. Risk Factors”.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Allego qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. As an “emerging growth company,” Allego is not required to, among other things, (a) provide an auditor’s attestation report on our system of internal control over financial reporting, (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies, (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (d) disclose comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions apply for a period of five years following the completion of a business combination or until we otherwise no longer qualify as an “emerging growth company.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position
Mathieu Bonnet	48	Chief Executive Officer and Director
Ton Louwers	55	Chief Operating Officer and Chief Financial Officer
Alexis Galley	57	Chief Technical Officer
Jane Garvey	77	Director
Christian Vollmann	44	Director
Julia Prescot	63	Director
Julian Touati	40	Director
Thomas Josef Maier	63	Director
Sandra Lagumina	54	Director
Patrick Sullivan	61	Director
Ronald Stroman	70	Director

Mathieu Bonnet joined Allego in 2019 as Chief Executive Officer. Before Allego, he founded a group of energy companies including E6, a European energy management platform for renewable energy. Mr. Bonnet also served as Chief Executive Officer of Compagnie Nationale du Rhône (“CNR”), the second biggest hydro company in France. Prior to CNR, he worked for Electrabel in Belgium, where he was in charge of outage management, and the Ministry of Industry, where he was in charge of implementing programs for small-and-medium-size enterprise development in the Provence region. Additionally, he spent several years in the United States, working on commercial bilateral issues between the United States and France and leading programs to sustain French exports in the United States. Mr. Bonnet graduated from Ecole Polytechnique in 1993, where he ranked first in mathematics, and Ecole des Mines de Paris in 1996. He also holds a Masters of Nuclear Engineering from the Université Catholique de Louvain.

Ton Louwers has served as Chief Operating Officer of Allego since 2018 and has served as Chief Financial Officer of Allego since September 2021. Mr. Louwers previously worked for a small dredging company in the Netherlands, which he departed when he was asked to assist Alliander in the divestment of the business now operated under Allego Holding. Initially offering support to Allego’s management, Mr. Louwers soon took over as the interim Chief Financial Officer until Meridiam S.A.S (together with its subsidiaries and affiliates, “Meridiam”) closed the acquisition. He has gradually changed his focus to operations. Previously, Mr. Louwers served as Chief Financial Officer for the Nordic Division of Royal Imtech, and Chief Financial Officer for Royal Imtech’s Benelux Division. He has also served as Chief Financial Officer of the industrial service company Hertel and Chief Financial Officer for the Netherlands at Thales, in addition to numerous other positions. Mr. Louwers graduated from the University of Amsterdam and holds a Masters in Business Economics, followed by a post-graduate degree as a chartered accountant.

Alexis Galley has worked for Allego since 2019 and has been Chief Technology Officer since 2021. Before Allego, Mr. Galley worked at Moma, a company specializing in IT software platforms, where he served as Chief Operations Officer and Chief Executive Officer, and served as the chairman of Voltalis, a spin-off of Moma, specializing in demand response. Prior to Moma, he was the Chief Executive Officer of Kinomai, a video tools company, and managing director in charge of e-commerce logistics for the retailer Carrefour. Mr. Galley also worked for the French Minister of the Environment, as well as a large industrial group developing electric components for mobile phone manufacturers and the French Corps des Mines. He is a graduate of Ecole des Mines de Paris where he studied mathematics and physics.

Jane Garvey has served as a director on our board of directors since Closing and has served as the Global Chairman of Meridiam Infrastructure, a global investor and asset manager specializing in long-term public infrastructure projects, since August 2009. Before Meridiam, Ms. Garvey was the 14th Administrator of the Federal Aviation Administration (“FAA”) from August 1997 to August 2002, where she led the FAA through the formidable events of September 11, 2001 and through many safety and modernization milestones. She also served as the Acting Administrator and Deputy Administrator of the Federal Highway Administration. After leaving public service, Ms. Garvey led the U.S. Public/Private Partnerships advisory group at JP Morgan, where she advised states on financing strategies to facilitate project delivery for state governments. She joined the board of United Airlines Holdings, Inc. in 2016 and served as Chairman of the Board from 2017 until 2019. Ms. Garvey has served as a member of the board of Blade Urban Mobility since 2020.

Christian Vollmann has served as a director on our board of directors since Closing and is an entrepreneur and angel investor who has made 75 angel investments since 2005. His most recent venture is nebenan.de, Germany’s leading social neighborhood network. Before nebanan.de, Mr. Vollmann built iLove.de into Germany’s leading dating service at the start of the millennium, founded the online video portal MyVideo.de and co-founded Affinitas (now Spark Networks), a global leader in online dating with activities in 29 countries. Mr. Vollman serves as the Vice Chairman of the Board of Linus Digital Finance AG and is a Venture Partner and Member of the Investment Committee of PropTech1 Ventures. Mr. Vollmann advises the German Federal Ministry of Economics as Chairman of the Advisory Board Young Digital Economy and advocates for the interests of startups as Vice-Chairman of the German Startups Association.

Julia Prescot has served as a director on our board of directors since Closing and has been a co-Founder of Meridiam since 2005 and currently serves as Chief Strategy Officer. Before Meridiam, Ms. Prescot was a Senior Director at HBOS, London. Prior to HBOS, she served as a Director and Head of Project Advisory at Charterhouse Bank and a Director and Head of Project Finance at Hill Samuel Bank. Ms. Prescot has served as the chair of London-based Neuconnect Limited, a company developing a major energy interconnector between the United Kingdom and Germany, since 2017 and has served on the board of Fulcrum Infrastructure Group since 2007. Ms. Prescot was a non-executive director for InfraCo Asia Investments between 2016 and 2018 and the Emerging Africa Infrastructure Fund from 2015 to 2018. Ms. Prescott is a Commissioner for the UK’s National Infrastructure Commission, a member of the UK’s Investment Council, a member of the Advisory Panel of Glennmont Partners and a non-executive director at the Port of Tyne. She is currently on the board of P4G, a multilateral organization focused on environmental public-private partnerships, and is an Honorary Professor at University College London.

Julien Touati has served as a director on our board of directors since Closing and joined Meridiam in 2011. He currently serves as a Partner, Corporate Development Director, and Executive Committee Member with responsibility over the management of energy transition and the strategic developments of the group. Prior to this role, Mr. Touati set up Meridiam activities in Africa and led infrastructure investments in Europe. Before Meridiam, Mr. Touati was responsible for managing the French Government’s shareholding in Électricité de France, in addition to other roles at SNCF Réseau, Veolia, Capgemini and the infrastructure division of Proparco. He is an expert in the energy transition investment space, a contributor to several publications, and a member of several international think tanks. Mr. Touati is also on the board of several leading green infrastructure solution providers, including Allego, Voltalis, and Evergaz. He holds a Master’s Degree in Engineering, a Master’s Degree in Environmental and Energy Economics and a Master of Public Affairs from the École des Ponts in Paris. He is an Atlantic Council Millennium Fellow.

Thomas Josef Maier has served as a director on our board of directors since Closing and currently serves as a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier has been a member of the Advisory Board of Stirling Infrastructure Partners since April 2021. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.

Sandra Lagumina has served as a director on our board of directors since Closing and joined Meridiam in December 2017, as Chief Operations Officer, Asset Management. From January 2016 to January 2017, Ms. Lagumina was Executive Vice President of ENGIE, in charge of gas infrastructure, China and real estate. Previously she held the position of Chief Executive Officer of GRDF (Gaz Réseau Distribution France) from 2013 to 2016. Ms. Lagumina joined Gaz de France in 2005 and took over successively the functions of Deputy Strategy Director, Public Affairs Delegate, General Counsel and, Corporate and Group General Counsel. She started her career in 1995 at the Council of State and joined in 2000, the Minister for the Economy, Finance and Industry as Legal Advisor, and then took over the role of Deputy Director of Public and International Law of the Ministry of the Economy, Finance where she was in charge of Public Private Partnership reform. Ms. Lagumina graduated from the Paris Institute of Political Studies and National School of Administration. She holds a Masters of Common Market Law and of Public law. She is member of the French Competition Authority. Ms. Lagumina was appointed Deputy Chief Executive Officer of Meridiam Infrastructure on June 2020.

Patrick T. Sullivan has served as a director on our board of directors since Closing and served as a partner at PricewaterhouseCoopers LLP (“PwC”) from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan is a Certified Public Accountant in New York and California. Mr. Sullivan obtained his B.S. in Business Administration from the University of Maryland.

Ronald Stroman has served as a director on our board of directors since Closing and is currently serving on the United States Postal Service Board of Governors (the “U.S. Postal Board”), a position he was appointed to by President Joseph Biden and confirmed by the Senate, with his current term expiring on December 8, 2028. Mr. Stroman also serves on the U.S. Postal Board Audit and Finance Committee and Operations Committee. Previously, Mr. Stroman served as the 20th Deputy Postmaster General (“DPMG”), the second-highest ranking postal executive, from March 2011 until his retirement in June 2020. While serving as DPMG, Mr. Stroman was directly responsible for the Postal Service functions of Government Relations and Public Policy, International Postal Affairs, Sustainability, and the Judicial Officer Department. Mr. Stroman also had more than 30 years of professional experience in government, legislative affairs and leadership before becoming DPMG. Mr. Stroman earned his undergraduate degree from Manhattan College and his Juris Doctorate from Rutgers University Law Center.

B.	Compensation

Our policy concerning the compensation of the Allego Board (the “Director Compensation Policy”) was determined with due observance of the relevant statutory requirements. The compensation of directors shall be determined by the Allego Board with due observance of the Director Compensation Policy. The Allego Board shall submit proposals concerning compensation arrangements for the Allego Board in the form of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares to the General Meeting for approval. This proposal must at least include the number of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares that may be awarded to the Allego Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

Executive Compensation

Historical Executive Officers

For the fiscal year ended December 31, 2021 (“Fiscal 2021”), Allego’s executive officers were:

•	Mathieu Bonnet, Chief Executive Officer

•	Ton Louwers, Chief Financial Officer (since September 1, 2021) and Chief Operational Officer

•	Alexis Galley, Chief Technology Officer

•	Clive Pitt, Chief Financial Officer (until September 1, 2021)

Historical Compensation of Allego’s Executive Officers

Allego has historically operated on a fiscal year ended December 31, and as such, we are providing disclosure for Allego’s last full financial year (i.e., the year ended December 31, 2021). The amount of compensation paid, and benefits in kind granted, to Allego’s executive officers for Fiscal 2021 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Allego’s home country and is not otherwise publicly disclosed by Allego.

All executive officers	(in € ‘000)
Base compensation(1)	1,053
Additional benefit payments(2)	157
Total compensation	1,210

(1)

Base compensation represents the cash compensation paid annually to our executive officers (or their companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.

(2)	Additional benefits include reimbursement of car and housing expenses.

Certain of Allego’s executive officers have received and may in the future receive additional compensation from E8 Investor, in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Certain Relationships and Related Party Transactions” in the Form F-4.

Executive Officer Compensation

The Allego Board has developed, and the Compensation Committee plans to develop an executive compensation program designed to align executive compensation with Allego’s business objectives and creation of shareholder value, while enabling it to attract, retain, incentivize and reward individuals who will contribute to its long-term success.

LTIP

Allego adopted the LTIP prior to the Closing. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards in order to encourage them to contribute materially to Allego’s growth and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management will be agreed and approved in each Allego Board meeting, the LTIP is aligned with the shareholders interest regarding the management capacity to deliver operational results that will potentially benefit the share price.

C.	Board Practices

Composition of the Board of Directors

Our business and affairs are managed under the direction of the Allego Board. We currently have a classified board of directors, with two directors in Class I (Thomas Maier, Christian Vollman) which will expire in 2023, three directors in Class II (Jane Garvey, Sandra Lagumina, Patrick Sullivan), which will expire in 2024, and four directors in Class III (Mathieu Bonnet, Julien Touati, Julia Prescot, Ronald Stroman), which will expire in 2025.

Foreign Private Issuer Status

Allego was formed under the laws of the Netherlands in 2021. The majority of Allego’s outstanding voting securities are directly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of Allego’s executive officers or directors, and, following the consummation of the Business Combination Allego’s assets are located, and its business is principally administered, outside of the United States. As a result, Allego reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Allego on June 30, 2022. For so long as Allego qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi- annual reports on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events;

•	requirements to follow certain corporate governance practices, and may instead follow home country practices; and

•	Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

Accordingly, there may be less publicly available information concerning Allego’s business than there would be if it were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as Allego, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

Controlled Company Exception

We are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. Although we are a controlled company at this time we have chosen not to avail ourselves of the exemptions from certain NYSE governance requirements. If we do choose to avail ourselves of the exemptions in the future, shareholders will not have the same protections provided to shareholders of companies that are subject to all NYSE corporate governance requirements.

Board Committees

The Allego Board has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each committee has a charter that has been adopted by the Allego Board and is available on Allego’s website. Each committee has the responsibilities described below.

Audit Committee

Allego has established an Audit Committee that is in compliance with NYSE listing standards and Rule 10A-3 under the Exchange Act. Ronald Stroman, Patrick Sullivan, and Thomas Josef Maier serve on the Audit Committee, and Mr. Stroman serves as the Chair. Mr. Sullivan and Mr. Maier each qualify as an audit committee financial expert as defined under applicable SEC rules.

The Audit Committee operates under a written charter adopted by the Board of Directors. The primary purposes of Allego’s Audit Committee under the committee’s charter are to assist the Allego Board’s oversight of:

•	audits of Allego’s financial statements;

•	the integrity of Allego’s financial statements;

•	our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of Allego’s independent auditor; and

•	the performance of Allego’s internal audit function.

Compensation Committee

Allego has established a Compensation Committee that is in compliance with the rules and regulations of the SEC and the NYSE. Julien Touati, Jane Garvey, Julia Prescot, and Patrick Sullivan serve on the Compensation Committee, and Mr. Touati serves as the Chair.

The Compensation Committee operates under a written charter adopted by the Board of Directors. The primary purposes of Allego’s Compensation Committee under the committee’s charter is to assist the Allego Board in overseeing our compensation policies and practices, including:

•	determining and/or approving and recommending to the Allego Board for its approval the compensation of Allego’s executive officers and directors; and

•	reviewing and approving and recommending to the Allego Board for its approval incentive compensation and equity compensation policies and programs.

Nominating and Corporate Governance Committee

Allego has established a Nominating and Corporate Governance Committee that is in compliance with the rules and regulations of the SEC and the NYSE. Julien Touati, Jane Garvey, Julia Prescot, and Patrick Sullivan serve on the Nominating and Corporate Governance Committee, and Mr. Touati serves as the Chair.

The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors. The primary purposes of Allego’s Nominating and Corporate Governance Committee under the committee’s charter includes:

•	identifying, screening and recommending for appointment to the Allego Board individuals qualified to serve as directors;

•	developing, recommending to the Allego Board and reviewing Allego’s Corporate Governance Guidelines;

•	coordinating and overseeing the self-evaluation of the Allego Board and its committees; and

•	reviewing on a regular basis the overall corporate governance of Allego and recommending improvements to the Allego Board where appropriate.

Strategy and Business Committee

In addition to the above committees, the Allego Board has established a Strategy and Business Committee, composed of Mathieu Bonnet, Christian Vollmann, Sandra Lagumina, Julien Touati and Julia Prescot. The primary purposes of Allego’s Strategy and Business Committee under the committee’s charter includes:

•	preparing the Business Plan including a gap analyses;

•	formulating and recording Allego’s objectives mentioned in the Business Plan;

•	reporting about Strategic Developments;

•	overseeing Allego’s strategy and business development; and

•	submitting proposals to the Allego Board and reviewing possible acquisitions, divestments, joint ventures and other corporate alliances of Allego.

D.	Employees

As of December 31, 2021, we had approximately 151 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.

E.	Share Ownership

Ownership of Allego Ordinary Shares by the directors and executive officers of Allego following the consummation of the Business Combination is set forth in “Item 7.A Major Shareholders” of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the actual beneficial ownership of Allego Ordinary Shares.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has a beneficial ownership of a security if, she or it possess sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Allego Ordinary Shares beneficially owned by them. Except as otherwise indicated the address for each shareholder listed below is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands.

Name and Address of Beneficial Owner	Number of Allego Ordinary Shares		Percentage Of Allego Ordinary Shares
Company Officers, Directors and 5% Holders Post-Business Combination
Madeleine	238,935,061	(1)	82.7%
E8 Investor	41,097,994	(2)	14.2%
Spartan Acquisition Sponsor III	27,460,000	(3)	9.5%
Mathieu Bonnet	—		—
Julien Touati	238,935,061	(4)	82.7%
Sandra Lagumina	—		—
Julia Prescot	238,935,061	(4)	82.7%
Jane Garvey	238,935,061	(4)	82.7%
Christian Vollman	—		—
Thomas Maier	—		—
Ton Louwers	—		—
Alexis Galley	—		—
Patrick Sullivan	—		—
Ronald Stroman	—		—
All Allego directors and executive offices as a group (11 Individuals)	238,935,061	(4)	82.7%

(1)

Interests held by Madeleine reflect 178,844,709 Allego Ordinary Shares indirectly beneficially owned by Meridiam EI SAS (“Meridiam EI”) and 18,992,358 indirectly beneficially owned by Thoosa Infrastructure Investments Sarl (“Thoosa”). Meridiam SAS (“Meridiam”) manages Meridiam Transition FIPS, which wholly-owns Meridiam EI. Thoosa is managed by a Meridiam subsidiary. The three managing directors of Meridiam are Thierry De´au, Emmanuel Rotat and Sandra Lagumina, and Messrs. De´au and Rotat will have investment control over the applicable Allego Ordinary Shares. Interests also include 41,097,994 Allego Ordinary Shares beneficially owned by E8 Investor, which may be deemed to be beneficially owned by Madeleine as a result of the irrevocable voting power of attorney granted by E8 Investor to Madeleine in the PoA Agreement. See the section entitled “Certain Relationships and Related Person Transactions — Allego Related Party Transactions” in the Form F-4 for additional information on the PoA Agreement. Decisions as to how to vote the Allego Ordinary Shares held by Madeleine, as well as the Allego Ordinary Shares held by E8 Investor over which Madeleine has the right to direct the vote, will be made by the board of directors of Madeleine, on which Mr. Touati serves, along with Wolfgang Out and Jack Duyndam. The address of Meridiam and Meridiam EI is: Meridiam SAS, 4 place de l’Opera 75002 Paris. The address of Thoosa is: Thoosa 146 bld de la Pétrusse, L-2330 Luxembourg.

(2)

Investment decisions with respect to the Allego Ordinary Shares held by E8 Investor are made by Messrs. Bruno Heintz and Jean-Marc Oury. Such Allego Ordinary Shares are subject to the irrevocable voting power of attorney granted by E8 Investor to Madeleine in the PoA Agreement. See the section entitled “Certain Relationships and Related Person Transactions — Allego Related Party Transactions” in the Form F-4 for additional information on the PoA Agreement. The registered office of E8 Investor is located at 75 avenue des Champs Elyse´es, 75008 Paris.

(3)

Consists of (i) 13,700,000 Allego Ordinary Shares held by Spartan Acquisition Sponsor III LLC (“Spartan III Sponsor”), (ii) 4,400,000 Allego Ordinary Shares acquired by AP Spartan Energy Holdings III (PIPE), LLC (“Pipe Holdings”), an affiliate of Spartan III Sponsor, in the PIPE and (iii) 9,360,000 Spartan Warrants held by AP Spartan Energy Holdings III (PPW), LLC (“AP PPW”) that are exercisable for 9,360,000 Allego Ordinary Shares within 60 days. AP Spartan Energy Holdings III (PIPE) LLC, AP PPW and Spartan III Sponsor are each managed by affiliates of Apollo Global Management, Inc. Apollo Natural Resources Partners (P2) III, L.P. (“ANRP (P2)”) and ANRP III (NGL Debt), L.P. (“NGL Debt”) are the members of PIPE Holdings. ANRP (P2) and ANRP III Intermediate Holdings II, L.P. (“ANRP Intermediate”) are the members of AP PPW. Apollo ANRP Advisors III (P2), L.P. (“ANRP Advisors (P2)”) is the general partner of ANRP (P2). AP Spartan Energy Holdings III, L.P. (“AP Spartan”) is the sole member of Spartan III Sponsor. Apollo ANRP Advisors III, L.P. (“ANRP Advisors”) is the general partner of each of ANRP Intermediate, NGL Debt and AP Spartan. Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”) is the general partner of ANRP Advisors (P2) and ANRP Advisors. APH Holdings, L.P. (“APH Holdings”) is the sole member of ANRP Capital Management. Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”) is the general partner of APH Holdings. Marc Rowan, Scott Kleinman and James Zelter are the directors of Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the ordinary shares held of record by AP PPW, PIPE Holdings and Spartan III Sponsor. The address of each of Spartan III Sponsor, AP Spartan and Messrs. Rowan, Kleinman and Zelter is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of each of ANRP Advisors and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008. The address of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.

(4)	Reflects Allego Ordinary Shares held by affiliates of Meridiam that Mr. Touati, Ms. Garvey and Ms. Prescott may be deemed to indirectly beneficially own.

B.	Related Party Transactions

Information pertaining to Allego’s related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions — Allego Related Party Transaction,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 of this Report for consolidated financial statements and other financial information.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Allego or any members of its management team in their capacity as such.

Dividend Policy

We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Allego Ordinary Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our credit facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Allego Ordinary Shares unless you sell your Allego Ordinary Shares for a price greater than that which you paid for it.

B.	Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Allego Ordinary Shares and Assumed Warrants are listed on the NYSE under the symbols ALLG and ALLG.WS, respectively. Holders of Allego Ordinary Shares and Assumed Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Information related to markets is set forth in “Item 9.A” of this Report.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Information regarding Allego’s share capital is set forth in the Form F-4 in the section entitled “Description of Allego’s Securities and Articles of Association,” which is incorporated herein by reference.

B.	Articles of Association

The Allego Articles are filed as Exhibit 1.1 to this Report.

C.	Material Contracts

Information pertaining to Allego’s material contracts is set forth in the Form F-4, in the section entitled “Description of Certain Indebtedness,” “Certain Relationships and Related Person Transactions,” “Proposal No. 1 – The Business Combination Proposal” and “The Business Combination—Related Agreements,” each of which is incorporated herein by reference.

D.	Exchange Controls

Information pertaining to exchange controls is set forth in the Form F-4, in the section entitled “Description of Allego’s Securities and Articles of Association — Exchange Controls” which is incorporated herein by reference.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “Material U.S. Federal Income Tax Considerations with Respect to the Spartan Merger for Holders of Spartan Class A Common Stock and Spartan Warrants — Tax Residence of Allego for U.S. Federal Income Tax Purposes”, “Material U.S. Federal Income Tax Considerations for Holders with Respect to the Ownership and Disposition of Allego Ordinary Shares or Assumed Warrants”, and ”Material Dutch Tax Considerations with Respect to the Acquisition, Ownership and Disposition of Allego Ordinary Shares or Assumed Warrants,” which are incorporated herein by reference.

F.	Dividends and Paying Agents

Information regarding Allego’s policy on dividends is set for in “Item 8.A.” of this Report.

G.	Statement by Experts

The consolidated financial statements of Allego Holding B.V. at December 31, 2020, December 31, 2019 and January 1, 2019, and for the years ended December 31, 2020 and 2019, appearing in this Report have been audited by Ernst & Young Accountants LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Allego Holding B.V.’s ability to continue as a going concern as described in Note 2.2 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Spartan Acquisition Corp. III as of December 31, 2020 and for the period from December 23, 2020 (inception) through December 31, 2020, which are incorporated by reference in this Report have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. The SEC maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information pertaining to quantitative and qualitative disclosures about market risk is set forth in “Item 5” of this Report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A description of the rights of Allego’s securities other than equity securities is set forth in the Form F-4, in the section entitled “Description of Allego’s Securities and Articles of Association,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Allego are filed as part of this Report beginning on page F-1.

The financial statements of Spartan are incorporated by reference to pages F-117 through F-156 of the Form F-4.

The unaudited pro forma condensed combined financial information of Allego is attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Allego N.V.*

2.1	Warrant Assumption Agreement, dated as of March 16, 2022, among Spartan Acquisition Corp. III, Athena Pubco B.V. and Continental Stock Transfer & Trust Company, as warrant agent.*

2.2

Warrant Agreement, dated as of February  8, 2021, by and between Spartan and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 filed with Spartan’s Current Report on Form 8-K filed by Spartan on February 12, 2021).

4.1	Business Combination Agreement, dated as of July 28, 2021, by and among Spartan, Allego, Madeleine, Allego Holding, Merger Sub, and E8-Investor (incorporated by reference to Exhibit 2.1 filed with Spartan’s Current Report on Form 8-K filed by Spartan on July 28, 2021).+

4.2

Amendment to Business Combination Agreement and Plan of Reorganization, dated as of February 28, 2022, by and among Spartan, Allego Holding, Madeleine Charging, Allego, Merger Sub and E8 Investor (incorporated by reference to Exhibit 2.2 filed with Spartan’s Current Report on Form 8-K filed on February 28, 2022).

4.3

Second Amendment to Business Combination Agreement and Plan of Reorganization, dated as of March 8, 2022, by and among Spartan, Allego Holding, Madeleine Charging, Allego, Merger Sub and E8 Investor (incorporated by reference to Exhibit 2.3 filed with Spartan’s Current Report on Form 8-K filed on March 9, 2022).

4.4	Registration Rights Agreement, dated as of March 16, 2022, by and among Allego, Sponsor, Madeleine Charging, E8 Investor and certain other holders thereto.*

4.5

Form of Subscription Agreement, dated as of July 28, 2021, by and between Spartan, Athena Pubco B.V., and the Subscriber party thereto (incorporated by reference to Exhibit 99.4 filed with Spartan’s Current Report on Form 8-K filed by Spartan on July 28, 2021).

4.6

Performance Fee Agreement, dated as of December 16, 2020, by and between Madeleine and E8 Investors, with Novation contract signed on August 10, 2021 (incorporated by reference to Exhibit 10.3 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.7	Facility Agreement, dated as of May 27, 2019, by and among Allego Holding, Allego B.V., Allego Innovations B.V. and with Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.10 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.8	Intercreditor Agreement, dated May 27, 2019, by and among between Opera Charging B.V., Allego B.V., Allego Innovations B.V., Allego Holding, Madeleine and Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.11 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.9	E8 Power of Attorney (incorporated by reference to Exhibit 10.12 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.10	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.11	Bank Guarantee dated August 21, 2020, by and between Société Générale and INEA and cash collateral granted to Société Générale by Allego B.V. (incorporated by reference to Exhibit 10.14 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.12	Parallel Debt Agreement, dated as of May 27, 2019, by and among Allego B.V, Allego Innovations B.V. and Allego Holding B.V., to which Allego GmbH acceded pursuant to an accession letter dated as of October 2, 2019 (incorporated by reference to Exhibit 10.15 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.13	Security Assignment Agreement, dated as of October 2, 2019, by and between Allego GmbH and Société Générale (incorporated by reference to Exhibit 10.16 to the Form F-4 filed on September 30, 2021 (file no. 333-259916)).

4.14	Letter Agreement, dated February 8, 2021, by and among Spartan, its officers and directors and its Sponsor (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on February 12, 2021).

4.15	Amendment No. 1 to Letter Agreement, dated July 28, 2021, by and among Spartan, its Sponsor and the other individuals party thereto (incorporated by reference to Exhibit 10.1 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

4.16	Founders Stock Agreement, dated July 28, 2021, by and among Spartan and its Sponsor, Jan C. Wilson and John M. Stice (incorporated by reference to Exhibit 10.2 to Spartan’s Current Report on Form 8-K (File No. 001-40022) filed with the SEC on July 28, 2021).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Form F-4/A filed on January 18, 2022 (file no. 333-259916)).

15.1	Unaudited Pro Forma Condensed Combined Financial Information*

15.2	Consent of Ernst & Young Accountants LLP*

15.3	Consent of WithumSmith+Brown, PC*

*	Filed herewith.
+

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with the Instructions as to Exhibits of Form 20-F. The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

March 22, 2022	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

ALLEGO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Executive Board of Allego Holding B.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Allego Holding B.V. (the Company) as of December 31, 2020, December 31, 2019, and January 1, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, December 31 2019, and January 1, 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the financial statements, the Company has incurred losses during the first years of its operations, expects to continue to incur losses, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. The Company depends on additional financing for continuing its required development activities and operations. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Accountants LLP

We have served as the Company’s auditor since 2018

Amsterdam, Netherlands

September 30, 2021

Consolidated statement of profit or loss for the years ended December 31, 2020 and 2019

(in €‘000)	Notes	2020	2019
Revenue from contracts with customers	5
Charging sessions		14,879	9,515
Service revenue from the sale of charging equipment		15,207	9,147
Service revenue from installation services		12,313	6,880
Service revenue from operation and maintenance of charging equipment		1,850	280
Total revenue from contracts with customers		44,249	25,822
Cost of sales (excluding depreciation and amortization expenses)		(30,954)	(20,911)
Gross profit		13,295	4,911

Other income/(expenses)	6	5,429	3,475
Selling and distribution expenses	7	(3,919)	(6,068)
General and administrative expenses	8	(47,468)	(39,199)
Operating loss		(32,663)	(36,881)

Finance costs	11	(11,282)	(5,947)
Loss before income tax		(43,945)	(42,828)

Income tax	27	689	(276)
Loss for the year		(43,256)	(43,104)

Attributable to:
Equity holders of the Company		(43,256)	(43,104)

Loss per share:
Basic and diluted loss per ordinary share	12	(433)	(431)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income for the years ended December 31, 2020 and 2019

(in €‘000)	Notes	2020	2019

Loss for the year		(43,256)	(43,104)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	23	8	3
Income tax related to these items		—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		8	3
Other comprehensive income/(loss) for the year, net of tax		8	3

Total comprehensive income/(loss) for the year, net of tax		(43,248)	(43,101)

Attributable to:
Equity holders of the Company		(43,248)	(43,101)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2020, December 31, 2019 and January 1, 2019

(in €‘000)	Notes	December 31, 2020	December 31, 2019	January 1, 2019

Assets
Non-current assets
Property, plant and equipment	14	40,464	32,525	29,578
Intangible assets	15	4,010	4,960	3,187
Right-of-use assets	16	13,614	14,429	2,992
Deferred tax assets	27	722	—	—
Other financial assets	18	16,426	14,355	812
Total non-current assets		75,236	66,269	36,569

Current assets
Inventories	17	4,925	7,287	6,310
Prepayments	20	8,114	6,042	855
Trade and other receivables	19	25,076	12,946	10,124
Contract assets	5	41	—	—
Other financial assets	18	—	3,622	—
Cash and cash equivalents	21	8,274	21,277	1,211
Total current assets		46,430	51,174	18,500

Total assets		121,666	117,443	55,069

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2020, December 31, 2019 and January 1, 2019

(in €‘000)	Notes	December 31, 2020	December 31, 2019	January 1, 2019

Equity
Share capital	22	1	1	1
Share premium	22	36,947	36,947	30,859
Reserves	23	3,823	4,592	2,561
Retained earnings		(114,515)	(79,136)	(34,005)
Total equity		(73,744)	(37,596)	(584)

Non-current liabilities
Borrowings	24	159,610	114,467	30,260
Lease liabilities	16	12,077	13,065	1,783
Provisions	25	207	363	303
Total non-current liabilities		171,894	127,895	32,346

Current liabilities
Trade and other payables	26	13,739	20,034	18,375
Contract liabilities	5	7,278	5,250	3,715
Current tax liabilities	27	309	276	—
Lease liabilities	16	1,826	1,514	1,209
Provisions	25	364	70	8
Total current liabilities		23,516	27,144	23,307

Total liabilities		195,410	155,039	55,653

Total equity and liabilities		121,666	117,443	55,069

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2020 and 2019

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Retained earnings	Total equity

As at January 1, 2019		1	30,859	2,561	(34,005)	(584)
Loss for the year		—	—	—	(43,103)	(43,103)
Other comprehensive loss for the year		—	—	3	—	3
Total comprehensive loss for the year		—	—	3	(43,103)	(43,100)
Share premium contribution	22	—	6,088	—	—	6,088
Other changes in reserves	23	—	—	2,028	(2,028)	—
As at December 31, 2019		1	36,947	(4,590)	(79,136)	(37,596)

As at January 1, 2020		1	36,947	(4,590)	(79,136)	(37,596)
Loss for the year		—	—	—	(43,256)	(43,256)
Other comprehensive loss for the year		—	—	8	—	8
Total comprehensive loss for the year		—	—	8	(43,256)	(43,248)
Other changes in reserves	23	—	—	(777)	777	—
Share-based payment expenses	10	—	—	—	7,100	7,100
As at December 31, 2020		1	36,947	3,823	(114,515)	(73,744)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2020 and 2019

(in €‘000)	Notes	2020	2019

Cash flows from operating activities
Cash generated from/(used in) operations	13	(29,926)	(49,433)
Interest paid		(4,508)	(7,436)
Income taxes received/(paid)		—	—
Net cash flows from/(used in) operating activities		(34,434)	(56,869)

Cash flows from investing activities
Purchase of property, plant and equipment	14	(17,006)	(13,849)
Proceeds from sale of property, plant and equipment	14	1,353	995
Purchase of intangible assets	15	(2,787)	(4,111)
Proceeds from investment grants	14	3,181	3,347
Net cash flows from/(used in) investment activities		(15,259)	(13,618)

Cash flows from financing activities
Proceeds from borrowings	24	38,339	86,020
Payment of derivative premiums	18	—	(385)
Share premium contribution	22	—	6,088
Payment of principal portion of lease liabilities	16	(1,658)	(1,162)
Net cash flows from/(used in) financing activities		36,681	90,561

Net increase/(decrease) in cash and cash equivalents		(13,012)	20,074
Cash and cash equivalents at the beginning of the year		21,277	1,211
Effect of exchange rate changes on cash and cash equivalents		9	(8)
Cash and cash equivalents at the end of the year	21	8,274	21,277

The accompanying notes are an integral part of the consolidated financial statements.

33.	Group information		F-84
	33.1	List of principal subsidiaries	F-84
	33.2	Changes to the composition of the Group	F-85
34.	Subsequent events		F-85

1.	Reporting entity

Allego Holding B.V. (“Allego”, “Allego Holding” or “the Company”) is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) with its registered seat and head office in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 LB1, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 73283754. The Company was incorporated on December 6, 2018 under the laws of the Netherlands.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with one EV Cloud platform and additional service support. The shares of Allego Holding are held by Madeleine Charging B.V. (“Madeleine”) which is an indirectly wholly-owned subsidiary of Meridiam SAS (“Meridiam”). Meridiam — the Company’s ultimate parent — is a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the sectors mobility, energy transition and social infrastructure.

These financial statements are consolidated financial statements for the group consisting of Allego Holding B.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Allego’s principal subsidiaries are listed in Note 33.

Purpose of these consolidated financial statements

These consolidated financial statements have been prepared for the purpose of the anticipated merger (“the transaction”) between the Company and Spartan Acquisition Corp. III (“Spartan”). In connection with the merger, a new public limited liability parent company (naamloze vennootschap) under Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. As a result of the merger, Spartan will cease to exist.

Upon completion of the transaction, the combined company will operate under the Allego name, and will be listed on the NYSE in the United States under the ticker symbol “ALLG”. Refer to Note 34 for more details on the transaction.

2.	Significant accounting policies

This section provides an overview of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.

2.1	Basis of preparation

2.1.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2019, the Group prepared its consolidated financial statements in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”). These consolidated financial statements for the year ended December 31, 2020 are the first the Group has prepared in accordance with IFRS. Therefore, the Group has applied IFRS 1 First-time Adoption of International Financial Reporting Standards. Refer to Note 2.5 for information on how the Group adopted IFRS.

The consolidated financial statements were prepared by the Executive Board and were authorized for issue in accordance with a resolution of the Executive Board on September 30, 2021.

2.1.2	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.

2.2	Going concern assumption and financial position

The consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

Financial position of the Group

The Group incurred losses during the first years of its operations and expects to continue to incur losses. As at December 31, 2020, this resulted in a negative equity of €73,744 thousand (December 31, 2019: negative €37,596 thousand, January 1, 2019: negative €584 thousand) and cash and cash equivalents of €8,274 thousand. The resulting deficits have been funded by borrowings from the Company’s shareholder and banks. As of August 31, 2021, the Group had cash and cash equivalents of €2,598 thousand.

Impact of COVID-19

The results for the year ended December 31, 2020 have been impacted by COVID-19. Based on the Google Transit Data tracking, there was an immediate drop of 52% in consumed energy in April 2020 compared to February 2020, due to the COVID-19 lockdown. During April 2020 the situation reverted, and the volumes of consumed energy commenced to steadily increase. The impact on the Group’s charging revenues correlates with these numbers. Revenue recovered throughout the remainder of the year.

During the year ended December 31, 2020, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.

Financing

On May 27, 2019, the Group entered into a senior debt bank facility (“the facility”), totaling €120 million, with Société Générale and KommunalKredit (“the lenders”), that is expected to address Group funding needs for the coming years. In the consolidated statement of financial position as at December 31, 2020, the carrying value of the senior debt amounts to €67,579 thousand. On March 31, 2021, the Group completed a drawdown of €24,202 thousand on the facility, leaving an undrawn amount of €20,113 thousand. The facility, which will expire in May 2026, includes loan covenants related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement.

For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP. The Company expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants. In addition, as at December 31, 2020, the Company’s shareholder has issued loans to the Company in the amount of €92,031 thousand, including accrued but unpaid interest. The notional and accrued interest of the shareholder loans will mature in 2035. The Group continues to seek for the additional funding solutions to accelerate future growth and expansion.

Refer to Note 24 for information on the terms and conditions of the senior debt bank facility and the shareholder loans. Refer to Note 30 for information on loan covenants related to the senior debt bank facility.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis, whereby a minimum desired cash level is to be maintained throughout the forecast period. The liquidity forecast incorporates current cash levels, revenue projections and a detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. The liquidity forecasts incorporate the potential impact from the COVID-19 outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.

Based on the Group’s forecasts, the Group depends on additional financing for additional development activities and operations. Management plans to finance these investments and costs with a further drawdown on the senior debt facility in the second half year of 2021 and with a contemplated US public listing via a merger with a Special Purpose Acquisition Company (“SPAC”) transaction expected to be completed in the first quarter of 2022. The timely realization of the transaction is crucial for the Group’s ability to continue as a going concern. For more information on the anticipated merger refer to Note 34.

There is however no assurance that the Group’s plans to raise capital or to complete the merger will be successful. The future capital requirements will depend on many factors, including funding needs to support the Group’s business growth and to respond to business opportunities, challenges or unforeseen circumstances. In the event the merger is delayed or is not completed, the Group fails to meet its loan covenants or the Group’s forecasts prove to be inaccurate, the Group may be required to seek additional equity or debt financing from outside sources to continue to execute its business plan, which the Group may not be able to raise on acceptable terms, or at all. If the Group is unable to raise additional capital when desired, its business, financial condition and results of operations would be adversely affected.

As a result, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern and therefore whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.

2.3	Basis of consolidation

Subsidiaries are all entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in equity and attributed to the equity holders of the Company.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities and non-controlling interest, while any resultant gain or loss is recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. Any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

2.4	Correction of prior period errors

During 2020, the Group identified a number of prior period errors in its Dutch GAAP consolidated financial statements for prior financial periods, which are material to these financial statements. These errors have been corrected by restating each of the affected financial statement line items for the prior periods. Reference is made to Note 2.5 for the numerical impact and disclosures of the correction of these errors.

2.5	First-time adoption of IFRS

These consolidated financial statements, for the year ended December 31, 2020, are the first the Group has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2019, the Group prepared its financial statements in accordance with generally accepted accounting principles in the Netherlands (“Dutch GAAP”).

Accordingly, the Group has prepared consolidated financial statements that comply with IFRS applicable as at December 31, 2020, together with the comparative period data for the year ended December 31, 2019, as described in the summary of significant accounting policies. In preparing the consolidated financial statements, the Group’s consolidated opening statement of financial position was prepared as at January 1, 2019, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its Dutch GAAP consolidated financial statements, including the consolidated statement of financial position as at January 1, 2019 and the consolidated financial statements as of, and for, the year ended December 31, 2019.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Group has applied the following exemptions:

Cumulative currency translation differences

•	The cumulative currency translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

Leases

•	The Group assessed all contracts existing at January 1, 2019 to determine whether a contract contains a lease based upon the conditions in place at January 1, 2019.

•	The Group applied hindsight in determining the lease terms for contracts that contain extension and termination options.

•

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2019. Right-of-use assets were measured at the amount equal to the lease liabilities in the consolidated statement of financial position at January 1, 2019.

Revenue from contracts with customers

•

The Group did not restate contracts that were completed before January 1, 2019. A completed contract is a contract for which the Group has transferred all of the goods and/or services identified in accordance with Dutch GAAP.

Financial instruments

•	The Group has applied the classification and measurement guidance in IFRS 9 based on the facts and circumstances existing at January 1, 2019.

•

The Group has assessed whether embedded derivatives should be separated from the debt host contracts and accounted for as derivatives based on the conditions that existed at the later of the date when the Group became a party to the contract and the date when a reassessment is required by IFRS 9. The Group has not identified embedded derivatives which need to be separated.

Estimates

The estimates as at January 1, 2019 and as at December 31, 2019 are consistent with those made for the same dates in accordance with Dutch GAAP (after adjustments to reflect any differences in accounting policies).

The estimates used by the Group to present these amounts in accordance with IFRS reflect conditions at January 1, 2019, the date of transition to IFRS and as at December 31, 2019.

Group reconciliation of equity as at January 1, 2019 (date of transition to IFRS)

(in €‘000)	Ref.	Dutch GAAP	Dutch GAAP error correction	IFRS reclassifications and remeasurements	IFRS as at Jan. 1, 2019
Assets
Non-current assets
Property, plant and equipment	A, B, K	32,020	(2,213)	(229)	29,578
Intangible assets	A, B	6,318	(3,131)	—	3,187
Right-of-use assets	K	—	—	2,992	2,992
Other financial assets	B	—	812	—	812
Total non-current assets		38,338	(4,532)	2,763	36,569

Current assets
Inventories	J	5,988	—	322	6,310
Prepayments	B	1,078	(223)	—	855
Trade and other receivables	B, G, J, L	8,164	1,012	948	10,124
Contract assets	J	1,150	—	(1,150)	—
Other financial assets		—	—	—	—
Cash and cash equivalents	Q	1,318	(107)	—	1,211
Total current assets		17,698	682	120	18,500

Total assets		56,036	(3,850)	2,883	55,069

Equity
Share capital		1	—	—	1
Share premium		30,859	—	—	30,859
Reserves	A, M	6,319	(3,758)	—	2,561
Retained earnings		(32,961)	(1,010)	(34)	(34,005)
Total equity		4,218	(4,768)	(34)	(584)

Non-current liabilities
Borrowings		30,298	(38)	—	30,260
Lease liabilities	K	—	—	1,783	1,783
Provisions	N	—	70	233	303
Total non-current liabilities		30,298	32	2,016	32,346

Current liabilities
Trade and other payables	G, O	17,805	886	(316)	18,375
Contract liabilities		3,715	—	—	3,715
Current tax liabilities	I	—	—	—	—
Lease liabilities	K	—	—	1,209	1,209
Provisions	N	—	—	8	8
Total current liabilities		21,520	886	901	23,307

Total liabilities		51,818	918	2,917	55,653

Total equity and liabilities		56,036	(3,850)	2,883	55,069

Group reconciliation of equity as at December 31, 2019

(in €‘000)	Ref.	Dutch GAAP	Dutch GAAP error correction	IFRS reclassifications and remeasurements	IFRS as at Dec. 31, 2019
Assets
Non-current assets
Property, plant and equipment	A, B, K	35,491	(2,812)	(154)	32,525
Intangible assets	A, B, E, F	11,460	(6,500)	—	4,960
Right-of-use assets	K	—	—	14,429	14,429
Other financial assets	D, E	—	14,430	(75)	14,355
Total non-current assets		46,951	5,118	14,200	66,269

Current assets
Inventories	C, J	5,003	1,165	1,119	7,287
Prepayments	B, C, J	3,005	1,712	1,325	6,042
Trade and other receivables	B, G, J, L	5,617	5,048	2,281	12,946
Contract assets	C, J, L	956	1,309	(2,265)	—
Other financial assets	D	—	—	3,622	3,622
Cash and cash equivalents	D, Q	38,943	(14,044)	(3,622)	21,277
Total current assets		53,524	(4,810)	2,460	51,174

Total assets		100,475	308	16,660	117,443

Equity
Share capital		1	—	—	1
Share premium		36,947	—	—	36,947
Reserves	A, M	7,105	(2,516)	3	4,592
Retained earnings		(81,186)	1,718	332	(79,136)
Total equity		(37,133)	(798)	335	(37,596)

Non-current liabilities
Borrowings	F	122,084	(7,617)	—	114,467
Lease liabilities	K	—	—	13,065	13,065
Provisions	N	—	70	293	363
Total non-current liabilities		122,084	(7,547)	13,358	127,895

Current liabilities
Trade and other payables	C, F, G, J, O	15,524	4,359	151	20,034
Contract liabilities	C, J	—	4,018	1,232	5,250
Current tax liabilities	I	—	276	—	276
Lease liabilities	K	—	—	1,514	1,514
Provisions	N	—	—	70	70
Total current liabilities		15,524	8,653	2,967	27,144

Total liabilities		137,608	1,106	16,325	155,039

Total equity and liabilities		100,475	308	16,660	117,443

Group reconciliation of total comprehensive income for the year ended December 31, 2019

(in €‘000)	Ref.	Dutch GAAP	Dutch GAAP error correction	IFRS reclassifications and remeasurements	IFRS for the year ended Dec. 31, 2019
Revenue from contracts with customers	J	28,488	(29)	(2,637)	25,822
Cost of sales	J, O	(20,844)	(855)	788	(20,911)
Gross profit		7,644	(884)	(1,849)	4,911

Other income/(expenses)	J, P	(140)	1,594	2,021	3,475
Selling and distribution expenses	K, M, P	(6,088)	—	20	(6,068)
General and administrative expenses	A, B, C, F, J, K, L, N, O, P	(41,840)	2,193	448	(39,199)
Operating loss		(40,424)	2,903	640	(36,881)

Finance costs	E, F, K, P	(7,016)	1,344	(275)	(5,947)
Loss before income tax		(47,440)	4,247	365	(42,828)

Income tax	H, I	—	(276)	—	(276)
Loss for the year		(47,440)	3,971	365	(43,104)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	M	—	—	3	3
Income tax related to these items		—	—	—	—
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods, net of tax		—	—	3	3
Other comprehensive loss for the year, net of tax		—	—	3	3

Total comprehensive loss for the year, net of tax		(47,440)	3,971	368	(43,101)

Notes to the reconciliation of equity as at January 1, 2019, December 31, 2019 and total comprehensive income for the year ended December 31, 2019

Dutch GAAP error corrections

A) Capitalized development hours

Under Dutch GAAP, the Group capitalized development hours incurred by employees of the Group as development costs under property, plant and equipment and intangible assets in relation to the development of the Group’s chargers and EV Cloud platform respectively. These development costs could not be clearly substantiated as being directly attributable to the construction and development of these assets and should therefore not be capitalized but directly recognized in the consolidated statement of profit or loss. The criteria for the capitalization of development costs under IFRS are similar to the criteria under Dutch GAAP. Therefore, these costs have been derecognized in the opening balance sheet at the date of transition to IFRS.

At the date of transition to IFRS this resulted in a decrease of €964 thousand (December 31, 2019: €735 thousand) of property, plant and equipment and €3,619 thousand (December 31, 2019: €503 thousand) of intangible assets, with a corresponding net impact of €4,583 thousand (December 31, 2019: €1,237 thousand) on retained earnings. In the consolidated statement of profit or loss for the year ended December 31, 2019, this resulted in the reversal of depreciation expenses of property, plant and equipment of €230 thousand and amortization expenses of intangible assets of €3,116 thousand.

Additionally, at the date of transition to IFRS the derecognition of capitalized development hours resulted in a decrease of €3,758 thousand (December 31, 2019: €2,516 thousand) of the legal reserve for capitalized development costs, with a corresponding increase of retained earnings.

B) Property, plant and equipment and intangible assets

In preparing these consolidated financial statements, the Group identified a number of errors with respect to property, plant and equipment and intangible assets.

Under Dutch GAAP, the Group presented a number of intangible assets as property, plant and equipment and vice versa. At the date of transition to IFRS, this resulted in an increase of €270 thousand (December 31, 2019: €123 thousand) of intangible assets, with a corresponding decrease of property, plant and equipment. In the consolidated statement of profit or loss for the year ended December 31, 2019, this did not result in material differences in the presentation of amortization expenses of intangible assets and depreciation expenses of property, plant and equipment.

In its Dutch GAAP consolidated financial statements for the year ended December 31, 2019, for certain investment grants to be received, the Group presented both the receivable and the grant amount that is deducted in arriving at the carrying amount of the asset as part of property, plant and equipment. In the consolidated statement of financial position, this resulted in a net presentation of € nil for these investment grants. Therefore, the Group reclassified the receivable from property, plant and equipment to non-current other financial assets or trade and other receivables, depending on the maturity of the receivable. At the date of transition to IFRS, this resulted in an increase of trade and other receivables of €197 thousand (December 31, 2019: €1,608 thousand), an increase of non-current other financial assets of €705 thousand (December 31, 2019: € nil) and a decrease of property, plant and equipment of €902 thousand (December 31, 2019: €1,608 thousand).

Under Dutch GAAP, the Group did not record any impairments of property, plant and equipment. However, at the date of transition to IFRS and as at December 31, 2019, the Group identified indicators for impairment for a number of its chargers. At the date of transition, this resulted in an impairment charge of €93 thousand (December 31, 2019: €272 thousand). At the date of transition to IFRS, the impairment charge is recorded in retained earnings. For the year ended December 31, 2019, the impairment charge is recorded in the consolidated statement of profit or loss, within general and administrative expenses. These impairment charges resulted in the reversal of an immaterial amount of depreciation expenses of property, plant and equipment in the consolidated statement of profit or loss for the year ended December 31, 2019.

Under Dutch GAAP, the Group recorded software licenses with a duration of more than one year under prepaid expenses and amortized the expenses over the duration of the license. Prepaid software licenses are considered intangible assets and should be amortized over the duration of the license period. Therefore, the Group reclassified the prepaid software licenses to intangible assets. At the date of transition to IFRS, this resulted in an increase of intangible assets of €217 thousand (December 31, 2019: €82 thousand), a decrease of prepayments of €223 thousand (December 31, 2019: €84 thousand) and an immaterial decrease of retained earnings. In the consolidated statement of profit or loss for the year ended December 31, 2019, this resulted in an increase of amortization expenses of software of €179 thousand with a corresponding decrease of IT costs, both within general and administrative expenses.

C) Inventories

Under Dutch GAAP, the Group presented work-in-progress balances as part of inventories in the consolidated statement of financial position as at December 31, 2019. These balances do not represent inventory work-in-progress but reflect accrued income (IFRS: contract assets) and deferred income (IFRS: contract liabilities) related to the Group’s service revenue, as well as prepayments to suppliers and accrued expenses (within trade and other payables). Therefore, in the consolidated statement of financial position as at December 31, 2019, the Group reclassified an amount of €1,309 thousand to accrued income (IFRS: contract assets), €4,018 thousand to deferred income (IFRS: contract liabilities), €1,797 thousand to prepayments and €1,294 thousand to accrued expenses (within trade and other payables). This resulted in an increase of inventories of €1,165 thousand in the consolidated statement of financial position as at December 31, 2019.

Additionally, in its Dutch GAAP consolidated financial statements for the year ended December 31, 2019 the Group capitalized an expense of €1,040 thousand as part of work-in-progress in inventories. The amount of €1,040 thousand comprises of general expenses that are not related to a specific project from a contract with a customer. Consequently, the Group should have recognized the amount of €1,040 thousand as an expense in the consolidated statement of profit or loss. Therefore, the Group recognized an expense of €1,040 thousand in the consolidated statement of profit or loss for the year ended December 31, 2019, in general and administrative expenses.

Under Dutch GAAP, the Group did not present work-in-progress balances as part of inventories in the consolidated statement of financial position as at January 1, 2019.

D) Pledged bank balances

As at December 31, 2019, the Group has bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender, bank balances pledged to secure payments to suppliers of the Group and bank balances pledged in relation to prepayments received from customers to secure the delivery of goods and services by the Group. Each pledged bank balance has a different original maturity, but each pledged bank balance can be categorized as either pledged bank balances that have an original maturity of more than three but less than twelve months or pledged bank balances that have an original maturity of more than twelve months.

Under Dutch GAAP, cash and cash equivalents should only include bank deposits with an original maturity of less than twelve months. However, the Group presented all its pledged bank balances as cash and cash equivalents its Dutch GAAP consolidated statement of financial position at the date of transition to IFRS and as at December 31, 2019. Therefore, the Group reclassified its pledged bank balances with a maturity of more than twelve months at the date of transition to IFRS from cash and cash equivalents to non-current other financial assets in the consolidated statement of financial position for an amount of €106 thousand (December 31, 2019: €14,044 thousand).

The Group also reclassified its pledged bank balances with a maturity of more than three but less than twelve months in the consolidated statement of financial position as at December 31, 2019, as an IFRS adjustment. Refer to reference D in the “IFRS adjustments” section of this note.

E) Interest rate cap agreement

In September 2019, the Group entered into an interest rate cap agreement (“interest rate cap”) with its external lender to hedge its interest rate risk exposure. Under Dutch GAAP, the prepaid premium for the interest rate cap for an amount of €385 thousand was recorded under intangible assets as part of a larger amount of capitalized transaction costs (refer to reference F in the “Dutch GAAP error corrections” section of this note).

Under Dutch GAAP, derivatives with a non-listed underlying value which are not used for hedging, are measured at fair value or at cost or lower market value. Therefore, this resulted in the reversal of an immaterial amount of amortization expenses of intangible assets in the consolidated statement of profit or loss for the year ended December 31, 2019. The Group reclassified the prepaid interest rate cap premium for an amount of €385 thousand from intangible assets to non-current other financial assets in the consolidated statement of financial position. Subsequently, in the consolidated statement of profit or loss for the year ended December 31, 2019, the Group recognized the change in fair value of the interest rate cap within finance costs, as an IFRS adjustment. Refer to reference E in the “IFRS adjustments” section of this note.

F) Borrowings

Transaction costs related to senior debt bank facility

Under Dutch GAAP, the Group capitalized transaction costs for an amount of €6,065 thousand under intangible assets during the year ended December 31, 2019. These costs comprise of transaction costs incurred by the Group that are directly attributable to the senior debt bank facility that the Group entered into in May 2019. Additionally, transaction costs of €1,196 thousand were expensed as incurred within the consolidated statement of profit or loss for the year ended December 31, 2019. Of the transaction costs that were expensed, an amount of €170 thousand (related to commitment fees due, but not yet paid) was included in the loan balance in the consolidated statement of financial position as at December 31, 2019.

The transaction costs incurred by the Group should have been included in the initial measurement of the loan (i.e. deducted from the loan proceeds) in accordance with Dutch GAAP. Subsequently, the transaction costs should have been amortized using the effective interest rate method and recorded as finance costs in the consolidated statement of profit or loss. Under Dutch GAAP, borrowing costs (defined as: interest and other costs that an entity incurs in connection with the borrowing of funds) can be capitalized provided these are capitalized in relation to qualifying assets. These borrowing costs would include the amortization of transaction costs rather than the full transaction costs incurred by the Group. However, the Group does not have assets that meet the criteria of qualifying assets in accordance with Dutch GAAP.

Therefore, the Group reversed an amount of €5,966 thousand from intangible assets (net of accumulated amortization), reclassified the amount of €170 thousand from the loan balance to an accrual in trade and other payables (related to commitment fees due, but not yet paid), recorded an accrual in trade and other payables for an amount of €142 thousand (related to previously unrecorded transaction costs) and adjusted the non-current borrowings with an amount of €(7,504) thousand in order to adjust the measurement of the senior debt bank facility in the consolidated statement of financial position as at December 31, 2019. In the consolidated statement of profit or loss for the year ended December 31, 2019, the Group reversed finance costs of €1,196 thousand for the portion of transaction costs (which included the €170 thousand accrued commitment fee) that was expensed as incurred and amortization expenses of intangible assets of €99 thousand. The application of the effective interest method resulted in the recognition of interest expenses of €122 thousand, which resulted in a net decrease of finance costs of €1,270 thousand.

The accounting treatment of transaction costs under IFRS 9 Financial instruments is similar to Dutch GAAP. Therefore, the transition to IFRS did not result in an additional IFRS adjustment with respect to transaction costs in connection with the senior debt bank facility.

Interest on shareholder loans

Under Dutch GAAP, the Group recorded interest expenses for one of its shareholder loans with Madeleine (the Company’s immediate parent) based on an effective interest rate of 9% instead of an effective interest rate of 8%. At the date of transition, this resulted in a decrease of borrowings of €38 thousand (December 31, 2019: €161 thousand), with a corresponding net impact on retained earnings. In the consolidated statement of profit or loss for the year ended December 31, 2019, this resulted in a decrease of finance costs of €123 thousand.

G) Presentation of trade and other receivables and payables

Gross presentation of trade and other receivables and payables

Under Dutch GAAP, the Group presented certain trade and other receivables under trade and other payables and vice versa. Therefore, the Group has adjusted the presentation of these items in the consolidated statement of financial position.

At the date of transition to IFRS, this resulted in an increase of trade and other receivables of €511 thousand (December 31, 2019: €180 thousand) with a corresponding increase of trade and other payables due to reclassifications of trade receivables and trade payables. Additionally, at the date of transition to IFRS, trade and other receivables increased by €323 thousand (December 31, 2019: €1,805 thousand) with a corresponding increase of trade and other payables due to the gross presentation of the VAT payables or receivables for each tax jurisdiction in which the Group operates.

Elimination of intercompany trade receivables and payables

In its Dutch GAAP consolidated financial statements for the year ended December 31, 2019, the Group did not eliminate all intercompany trade receivables and payables in its consolidated statement of financial position. This resulted in a decrease of trade and other receivables for an amount of €199 thousand, with a corresponding decrease of trade and other payables.

H) Deferred taxes

The Dutch GAAP error corrections resulted in various temporary differences. Based on the accounting policies in Note 2.9, the Group recognized the tax effects of such differences, when applicable. Deferred tax adjustments mirror the underlying adjustment and have been recorded in either retained earnings or the consolidated statement of profit or loss.

I) Current taxes

In its Dutch GAAP consolidated financial statements for the year ended December 31, 2019, the Group did not record any current tax expenses and current tax liabilities. However, the Group realized a profit on its operations in Germany and France during the year ended December 31, 2019, which is taxable under German tax laws. Therefore, the Group has recorded an income tax expense of €276 thousand in the consolidated statement of profit or loss for the year ended December 31, 2019, and a current tax liability for the same amount in the consolidated statement of financial position as at December 31, 2019.

J) Revenue recognition

Under Dutch GAAP, the Group recorded subsidy income as part of revenue. Subsidy income should not be recorded as part of revenue. Therefore, the Group reclassified subsidy income for an amount of €1,443 thousand from revenue to other income in the consolidated statement of profit or loss for the year ended December 31, 2019.

In its Dutch GAAP consolidated financial statements for the year ended December 31, 2019, the Group recorded revenue for certain EPC contracts in the incorrect reporting period (in 2020 instead of 2019). This resulted in an increase of revenue of €1,414 thousand, an increase of cost of sales of €1,181 thousand and an increase in other income (related to government grants) of €205 thousand in the consolidated statement of profit or loss for the year ended December 31, 2019. In the consolidated statement of financial position as at December 31, 2019, this resulted in an increase of trade and other receivables of €1,619 thousand and a decrease of trade and other payables of €1,181 thousand.

O) Trade and other payables

Under Dutch GAAP, the Group overstated trade and other payables for accrued liabilities with respect to electricity costs in the consolidated statement of financial position as at December 31, 2019. This resulted in a decrease of trade and other payables for an amount of €326 thousand, with a corresponding gain in cost of sales in the consolidated statement of profit or loss for the year ended December 31, 2019.

IFRS adjustments (“IFRS Reclassifications and Remeasurements”)

J) Revenue recognition

Under Dutch GAAP, the Group applied the following accounting policy for revenue recognition:

•	revenue related to charging sessions is recognized at the moment of charging (when the control of electricity is transferred); and

•	revenue from the sale and operation and maintenance of charging equipment for customers, when such services are provided.

•

Income from the sale of goods is recognized in the consolidated statement of profit or loss once all the major rights to economic benefits and significant risks relating to the goods have been transferred to the buyer, the income can be measured reliably, and it is probable that the income will be received.

•

If the result of a transaction relating to a service can be estimated reliably and it is probable that the income will be received, the income relating to that service is recognized in proportion to the service delivered. The stage of completion is based on the costs incurred in providing the services up to the reporting date in proportion to the estimated costs of the total services to be provided.

The transition to IFRS has significantly changed the Group’s accounting for its contracts with customers. IFRS 15 Revenue from contracts with customers sets out a single framework for revenue recognition and uses a five-step approach for the recognition of revenue.

Under Dutch GAAP, the Group recognized revenue for the sale and installation of charging equipment based on the percentage-of-completion method. The Group recognized 10% of the total revenue of the contract at the inception of the contract and further percentages based on installments agreed upon in the Engineering, Procurement and Construction (“EPC”) agreement. The Group did not identify separate performance obligations, nor did the agreed upon milestones necessarily coincide with the progress of the services. For arrangements with multiple products or services, IFRS 15 requires the Group to evaluate whether each of the individual products or services qualifies as a distinct performance obligation and requires that revenue is recognized when such performance obligation is satisfied. In the consolidated statement of profit or loss for the year ended December 31, 2019, the transition to IFRS resulted in a decrease of €1,462 thousand of revenue, a decrease of €724 thousand of cost of sales and an increase of €198 thousand of general and administrative expenses related to general IT expenses previously included in cost of sales.

In the consolidated statement of financial position as at December 31, 2019, the transition to IFRS resulted in an increase of €1,324 thousand of prepayments, an increase of €798 thousand of trade and other payables, an increase of €1,232 thousand of contract liabilities and a decrease of €230 thousand of accrued income (presented as contract assets under “Dutch GAAP” and “Dutch GAAP error correction” in the IFRS 1 table in this note).

Under Dutch GAAP, the Group presented accrued income in the consolidated statement of financial position (presented as contract assets under “Dutch GAAP” in the IFRS 1 table in this note). For certain contract assets the Group’s right to consideration was unconditional. Therefore, the Group reclassified these amounts to trade and other receivables. At the date of transition to IFRS, this resulted in an increase of €829 thousand (December 31, 2019: €2,036 thousand) of trade and other receivables, with a corresponding decrease of contract assets.

All EPC contracts that were impacted by the transition to IFRS commenced in the year ended December 31, 2019. Consequently, the transition to IFRS did not have an impact on the Group’s contract assets and contract liabilities as at January 1, 2019.

HBE certificates

HBE certificates are provided for by a Dutch government agency and are part of a program to stimulate the efficient use of energy and the use of clean transportation. The Group periodically applies for certificates based on the number of kWh of green energy that have been sold to customers. The Group sells such certificates to companies that are required to compensate for their use of non-green energy through a brokerage.

In its Dutch GAAP consolidated statement of financial position at the date of transition, the Group presented HBE certificates as part of accrued income (presented as contract assets under “Dutch GAAP” in the IFRS 1 table in this note). In its Dutch GAAP consolidated statement of financial position as at December 31, 2019, the Group presented HBE certificates as part of trade and other receivables. Under IFRS, the Group initially recognizes HBE certificates at fair value as inventory. At the date of transition to IFRS, this resulted in an increase of €322 thousand of inventories, with a corresponding decrease of contract assets. As at December 31, 2019, this resulted in an increase of €1,119 thousand of inventories, with a corresponding decrease of trade and other receivables.

The Group recorded revenue related to HBE certificates on a monthly basis for the estimated number of HBE certificates and prices based on recent transactions (kWh times the estimated price per unit) and presented this as other revenues. Under IFRS, the recognition of income is similar. However, such income is not presented as revenue but as other income since the certificates are awarded by a government agency and are therefore in scope of IAS 20 Accounting for government grants and disclosure of government assistance. As a result of the transition to IFRS, income related to HBE certificates is reclassified from revenue to other income. For the year ended December 31, 2019, this resulted in an increase of €1,174 thousand of other income, with a corresponding decrease of revenue. Refer to Note 6 for details on the breakdown between the fair value gain on initial recognition and the gain on the subsequent sale.

Government grants

Under Dutch GAAP, government grants received from the Innovation and Networks Executive Agency (“INEA”) in connection with a European subsidy program, under which the European Commission awards a subsidy for newly installed charging equipment, were presented as part of service revenue. Under IFRS, these grants are presented as other income. Under Dutch GAAP, the Group’s government grants received from INEA that relate to the year ended December 31, 2019 were recognized in the consolidated statement of profit or loss for the year ended December 31, 2020. Therefore, in these consolidated financial statements the Group has recognized these government grants in the correct reporting period.

For the year ended December 31, 2019, this resulted in an increase of €839 thousand of other income, with a corresponding increase of government grants receivables (within trade and other receivables). The recognition criteria for these grants under IFRS is similar to Dutch GAAP.

K) Leases

Under Dutch GAAP, a lease is classified as a finance lease or an operating lease. Operating lease payments are recognized as an operating expense in the consolidated statement of profit or loss on a straight-line basis over the lease term. Under IFRS, the Group applies a single recognition and measurement approach for all leases and recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying asset.

At the date of transition to IFRS, the Group applied the transitional provision and measured lease liabilities at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of transition to IFRS. Right-of-use assets were measured at the amount equal to the lease liabilities. As a result, the Group recognized non-current lease liabilities of €1,783 thousand (December 31, 2019: €13,065 thousand), current lease liabilities of €1,209 thousand (December 31, 2019: €1,514 thousand), and right-of-use assets of €2,992 thousand (December 31, 2019: €14,429 thousand) in the consolidated statement of financial position.

In the consolidated statement of profit or loss, the rental expenses related to operating leases are replaced by depreciation expenses of right-of-use assets and interest expenses on lease liabilities. In the consolidated statement of profit or loss for the year ended December 31, 2019, the rental expense of €1,296 thousand is reversed, which resulted in a decrease of operating expenses for the same amount. Additionally, depreciation expenses increased by €1,312 thousand (€1,072 thousand is included in general and administrative expenses and €240 thousand is included in selling and distribution expenses) and finance costs increased by €198 thousand for the year ended December 31, 2019. The impact of the recognition of right-of-use assets and lease liabilities resulted in a net increase of the Group’s loss before income tax of €214 thousand.

In the consolidated statement of cash flows, the payment of the principal portion of lease liabilities is reclassified from cash flows from operating activities to cash flows from financing activities. The interest payment is included in the cash flows from operating activities in the consolidated statement of cash flows. Prior to the transition to IFRS, all of the cash flows related to leases were included in the cash flows from operating activities within the consolidated statement of cash flows.

Under Dutch GAAP, assets held under finance leases were capitalized and included in property, plant and equipment. Under IFRS, they are presented as part of right-of-use assets. At the date of transition to IFRS, the Group had not entered into any finance leases and therefore no reclassification from property, plant and equipment to right-of-use assets was required.

Under Dutch GAAP, the Group recorded initial direct costs of €376 thousand under property, plant and equipment. At the date of transition to IFRS, the carrying amount of these expenses was €229 thousand (December 31, 2019: €154 thousand). These costs related to expired leases of land permits. Therefore, the Group recognized the carrying amount of these expenses against retained earnings. In the consolidated statement of profit or loss for the year ended December 31, 2019, this resulted in the reversal of depreciation expenses of property, plant and equipment of €75 thousand.

D) Pledged bank balances

Under Dutch GAAP, cash and cash equivalents should only include bank deposits with an original maturity of less than twelve months. In its Dutch GAAP consolidated statement of financial position as at December 31, 2019, the Group presented all its pledged bank balances as cash and cash equivalents.

Under IFRS, cash and cash equivalents include bank deposits with an original maturity of three months or less. Therefore, the Group reclassified its pledged bank balances with a maturity of more than three but less than twelve months for an amount of €3,622 thousand from cash and cash equivalents to current other financial assets in the consolidated statement of financial position as at December 31, 2019. At the date of transition to IFRS, the Group did not have pledged bank balances with an original maturity of more than three but less than twelve months.

The Group also reclassified its pledged bank balances with an original maturity of more than twelve months in the consolidated statement of financial position at the date of transition to IFRS and as at December 31, 2019 as a Dutch GAAP error correction. Refer to reference D in the “Dutch GAAP error corrections” section of this note.

E) Fair value change of interest rate cap

In its Dutch GAAP consolidated financial statements, the Group only recognized the prepaid interest rate cap premium (refer to reference E in the “Dutch GAAP error corrections” section of this note). Under Dutch GAAP, derivatives with a non-listed underlying value which are not used for hedging, are measured at cost or lower market value. Under IFRS 9, the interest rate cap agreement is a derivative instrument that should be accounted for at fair value through profit or loss.

As at December 31, 2019, the interest rate cap is recorded for an amount of €310 thousand and is presented as part of non-current other financial assets in the consolidated statement of financial position. The fair value loss of €75 thousand is recognized as part of finance costs in the consolidated statement of profit or loss for the year ended December 31, 2019.

L) Impairment losses on trade receivables and contract assets

The adoption of IFRS has changed the Group’s accounting for impairment losses for financial assets by replacing the incurred loss approach under Dutch GAAP with a forward-looking expected credit loss (“ECL”) approach. IFRS requires the Group to recognize an allowance for ECLs for all debt instruments not held at fair value through profit or loss and contract assets. Under Dutch GAAP, at the date of transition to IFRS the bad debt allowance for trade receivables amounted to €120 thousand (December 31, 2019: €519 thousand).

At the date of transition to IFRS, the Group determined that the ECL on its trade receivables was €1 thousand (December 31, 2019: €1 thousand) and on its contract assets was € nil (December 31, 2019: € nil). At the date of transition to IFRS and as at December 31, 2019, the ECL under IFRS is lower than the incurred loss under Dutch GAAP due to conservative estimates in the past.

At the date of transition to IFRS, this resulted in an increase of trade and other receivables with a corresponding net impact of €119 thousand (December 31, 2019: €518 thousand) on retained earnings. In the consolidated statement of profit or loss for the year ended December 31, 2019, the addition to the bad debt allowance is reversed. The net impact in the consolidated statement of profit or loss for the year ended December 31, 2019 is a gain of €399 thousand, which is recognized in other costs, within general and administrative expenses.

M) Foreign currency translation

Under Dutch GAAP, the Group did not recognize translation differences on foreign operations in a separate component of equity. The cumulative currency translation differences for all foreign operations are deemed to be zero as at January 1, 2019. After this date, the Group recognizes translation differences on its foreign operation in accordance with the accounting policy disclosed in Note 2.9. For the year ended December 31, 2019, the Group recognized translation differences on its foreign operations for an amount of €3 thousand in the consolidated statement of comprehensive income. The cumulative translation differences are recorded in a foreign currency translation reserve, as a separate component of equity.

N) Jubilee plan

The Group operates a jubilee plan for its employees in the Netherlands. Under IFRS, the Group’s jubilee plan is considered an “other long-term employee benefit” which is in scope of IAS 19 Employee benefits. Such benefits should be accounted using the projected unit credit method (i.e., similar accounting treatment as defined benefit pension plans), although remeasurements are recorded in the consolidated statement of profit or loss.

Additionally, under Dutch GAAP the Group presented the liability as a short-term employee liability, presented under trade and other payables. However, expenditures under the jubilee plan are uncertain in timing and/or amount and therefore the Group should have presented the liability as a provision. Therefore, the Group reclassified the liability to the provisions at the date of transition to IFRS and as at December 31, 2019.

At the date of transition to IFRS, this resulted in a total jubilee provision of €241 thousand (December 31, 2019: €363 thousand). Under Dutch GAAP, the jubilee provision at the date of transition amounted to €166 thousand (December 31, 2019: €347 thousand). At the date of transition, the difference between these two amounts has been recognized in retained earnings. The change in accounting treatment of the jubilee provision resulted in an additional net expense in the consolidated statement of profit or loss for the year ended December 31, 2019 of €91 thousand: €69 thousand in general and administrative expenses, €20 thousand in selling and distribution expenses and €2 thousand in finance costs.

O) Trade and other payables

Under Dutch GAAP, the Group recognized the total audit fees in the financial year under audit, regardless of whether the work was performed by the external auditor during the financial year. This resulted in the recognition of an accrued expense for services to be performed in the subsequent financial year, in the consolidated statement of financial position at the date of transition to IFRS and as at December 31, 2019. Under IFRS, the Group can only recognize a liability in the consolidated statement of financial position once the Group has a present obligation as a result of past events.

Therefore, the Group has adjusted its liability for accrued audit fees. At the date of transition to IFRS, this resulted in a decrease of trade and other payables of €150 thousand. The corresponding adjustment has been recorded in retained earnings. As at December 31, 2019, this resulted in a decrease of trade and other payables of €297 thousand. In the consolidated statement of profit or loss for the year ended December 31, 2019, this resulted in a gain of €147 thousand in general and administrative expenses.

H) Deferred taxes

The transitional adjustments resulted in various temporary differences. According to the accounting policies in Note 2.9, the Group recognized the tax effects of such differences, when applicable. Deferred tax adjustments mirror the underlying adjustment and have been recorded in either retained earnings or consolidated statement of profit or loss.

P) Presentation of expenses in the consolidated statement of profit or loss

In its Dutch GAAP consolidated financial statements, the Group presented its expenses by nature (i.e., depreciation expenses, employee benefit expenses). In accordance with IAS 1 Presentation of Financial Statements, the Group has elected to present its expenses in the consolidated statement of profit or loss by function. The Group has chosen this presentation as gross profit is a key performance indicator for the Group and in order to align with industry practice.

The change in presentation has been reflected in the column “Dutch GAAP” as the change in presentation is neither a Dutch GAAP error, nor a reclassification adjustment that results from differences in GAAP requirements between Dutch GAAP and IFRS (i.e. presentation of expenses by function is also allowed under Dutch GAAP).

For the year ended December 31, 2019, the following table shows a comparison between the presentation of expenses by nature in the Group’s Dutch GAAP consolidated financial statements and the presentation of expenses by function in the Group’s IFRS consolidated financial statements.

		Expenses by function for the year ended December 31, 2019[1]
(in €‘000)	Dutch GAAP	Other income/ (expenses)	General and administrative	Selling and distribution	Finance costs[2]
Cost of sales	(129)	—	—	—	(129)
Wages and salaries	(21,741)	—	(17,963)	(3,778)	—
Social security charges	(4,140)	—	(3,229)	(911)	—
Other operating expenses	(11,947)	—	(10,484)	(1,399)	(64)
Amortization and depreciation of intangible and tangible fixed assets	(10,304)	(140)	(10,164)	—	—
Total expenses	(48,261)	(140)	(41,840)	(6,088)	(193)

[1]	Before Dutch GAAP error corrections and IFRS reclassifications and remeasurement adjustments.
[2]	In this comparison finance costs only include the portion that is reclassified from cost of sales and other operating expenses.

Q) Consolidated statement of cash flows

Under Dutch GAAP, the Group determined its net cash flows from operating activities using the indirect method. The Group started the reconciliation for operating cash flows using the operating loss for the year. Under IFRS, the Group started the reconciliation for operating cash flows using loss before income tax.

The presentation of the consolidated statement of cash flows of the Group is further adjusted for the application of IFRS 16 Leases. Under Dutch GAAP, a lease is classified as a finance lease or an operating lease. Cash flows arising from operating lease payments are classified as operating activities. Under IFRS, the Group applies a single recognition and measurement approach for all leases and recognizes lease liabilities. Cash flows arising from payments of the principal portion of lease liabilities are classified as financing activities. Therefore, net cash flows used in operating activities decreased by €1,162 thousand and net cash flows from financing activities decreased by the same amount for the year ended December 31, 2019.

As a result of the transition to IFRS, the presentation in the consolidated statement of cash flows for the year ended December 31, 2019, changed as follows, from Dutch GAAP to IFRS, respectively. Net cash flows used in operating activities changed from €41,335 thousand to €56,869 thousand. Net cash flows used in investing activities changed from €18,917 thousand to €13,618 thousand. Net cash flows from financing activities changed from €97,875 thousand to €90,561 thousand.

2.6 Principles for the consolidated statement of cash flows

The consolidated statement of cash flows is prepared based on the indirect method. The consolidated statement of cash flows distinguishes between cash flows from operating, investing and financing activities. The cash items disclosed in the statement of cash flows comprise cash at bank, cash in hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts when they are considered an integral part of the Group’s cash management.

Cash flows denominated in foreign currencies have been translated at average exchange rates. Exchange differences on cash and cash equivalents are shown separately in the consolidated statement of cash flows. The Group has chosen to present interest paid as cash flows from operating activities and interest received as cash flows from investing activities.

The Group has classified the principal portion of lease payments within cash flows from financing activities and the interest portion within cash flows from operating activities.

2.7 Foreign currency translation

2.7.1	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros (€), which is the Company’s functional and presentation currency.

2.7.2	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are recognized in the consolidated statement of profit or loss. All foreign exchange gains and losses are presented in the consolidated statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

2.7.3	Translation of foreign operations

The results and financial position of foreign operations that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. All resulting exchange differences are recognized in the consolidated statement of comprehensive income and accumulated in a foreign currency translation reserve, as a separate component in equity (attributed to non-controlling interests as appropriate).

When a foreign operation is sold, the associated exchange differences are reclassified to the consolidated statement of profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate. Exchange differences arising are recognized in the consolidated statement of comprehensive income.

2.8 New standards and interpretations not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Amendments to IFRS 16 — COVID-19 Related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted. The Group has not received rent concessions in the current period. Therefore, the Group has not early-adopted the amendment.

Amendments to IFRS 16 — COVID-19 Related Rent Concessions beyond 30 June 2021

The IASB has published “Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)” that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after April 1, 2021 (earlier application permitted, including in financial statements not yet authorized for issue at the date the amendment is issued).

Amendments to IAS 16 — Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is “testing whether the asset is functioning properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Group has not yet considered the potential impact of the amendments to the standard on the Group’s consolidated financial statements, if any.

Amendments to IAS 1 — Classification of Liabilities as Current or Non-current

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group has not yet considered the potential impact of the amendments to the standard on the Group’s consolidated financial statements, if any.

IFRS 17 — Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Group has not yet considered the potential impact of the standard on the Group’s consolidated financial statements, if any.

AIP (2018-2020 cycle): IFRS 9 Financial Instruments — Fees in the “10 per cent” test for derecognition of financial liabilities

As part of its 2018–2020 annual improvements to the IFRS standards process, the IASB issued an amendment to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received fees between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The Group has not yet considered potential the impact of the amendments to the standard on the Group’s consolidated financial statements, if any.

Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 — Interest Rate Benchmark Reform — Phase 2

In August 2020, the IASB issued amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in relation to the Interest Rate Benchmark Reform. The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows arising from the replacement of an interest rate benchmark with an alternative requirement. The amendments are effective for annual periods beginning on or after January 1, 2021. The Group does not anticipate that the application of these amendments will have a significant effect on the future consolidated financial statements.

Other new and amended standards and interpretations

The following new and amended standards and interpretations that are issued, but not yet effective, are not expected to have an impact on the Group’s consolidated financial statements:

•	Amendments to IAS 37 — Onerous Contracts: Cost of Fulfilling a Contract

•	Amendments to IFRS 3 — Reference to the conceptual framework

•	AIP (2018–2020 cycle): IFRS 1 First-time Adoption of International Financial Reporting Standards — Subsidiary as a First-time Adopter

•	AIP (2018–2020 cycle): IAS 41 Agriculture — Taxation in Fair Value Measurements

•	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendments to IFRS 1 and IFRS Practice Statement 2 — Disclosure of Accounting policies

•	Amendments to IAS 8 — Definition of Accounting Estimates

The amendments are effective for annual periods beginning on or after 1 January 2022, except for the amendments to IAS 12, IFRS 1 and the IFRS Practice Statement 2 and IAS 8, which are effective for annual periods beginning on or after 1 January 2023.

2.9 Summary of significant accounting policies

2.9.1	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for assessing the performance of the operating segments and allocating resources, has been identified as the Executive Board of the Group. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO), the chief operating officer (COO) and the chief technology officer (CTO).

2.9.2	Revenue recognition

The Group recognizes revenue from the following activities:

•	revenue from charging sessions;

•	revenue from the sale of charging equipment to customers;

•	revenue from installation services; and

•	revenue from the operation and maintenance of charging equipment owned by customers.

Charging sessions

Charging sessions reflect the revenues related to charging sessions mostly at charging equipment owned by the Group. The Group acts as a charge point operator in public spaces, at consumer’s homes and at company locations. The Group supplies electricity to owners and drivers of electric vehicles which use a charge card issued by a managed service provider (“MSP”) or a credit card to pay for these services. Charging revenue is recognized at the moment of charging, when the control of electricity is transferred to the customer. The Group is acting as a principal in charging transactions for charging equipment that is owned by the Group as it has the primary responsibility for these services and discretion in establishing the price of electricity.

The Group is considered an agent in charging transactions for charging equipment owned by third parties as the Group does not have control over electricity, the Group has to reimburse the electricity costs to EV drivers and because the charging services to homeowners and company locations are administrative in nature.

Sale of charging equipment

The Group enters into agreements with customers for the sale of charging equipment. These contracts are generally awarded based on a proposal and business case for a certain location including traffic and other activity predictions. If the proposal is awarded by the customer, the Group enters into an engineering, procurement and construction (“EPC”) contract under which the Group purchases and installs charging equipment at the relevant location. The Group has determined that the sale and installation of the equipment constitute two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost plus margin.

Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. This is the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place.

Installation services

Revenue from installation of charging equipment is recognized over time. The Group uses an input method in measuring progress of the installation services because there is a direct relationship between the Group’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided. Management considers that this input method is an appropriate measure of the progress towards complete satisfaction of these performance obligations under IFRS 15. In case the Group cannot reliably measure progress of the installation services, the Group only recognizes revenue to the level of costs incurred.

The Group also sells charging equipment and installation services separately. In that event the same revenue recognition principles are applied as those applied for a combined sale of charging equipment and installation services.

Operation and maintenance of charging equipment

Service revenue from operation and maintenance (“O&M”) services of charging equipment owned by customers is recognized over time. Services include the deployment of the Group’s cloud-based platform to collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced on a monthly basis and consideration is payable when invoiced. The Group recognizes revenue only when the performance obligation is satisfied, therefore any upfront billing and payments are accounted for as an advance payment.

Part of the O&M fees are variable and based on certain performance indicators related to the charging equipment, such as utilization. The Group recognizes variable consideration when the O&M fees are invoiced to the customer.

The Group and a customer may enter into an EPC contract and an O&M contract at the same time. These contracts are not negotiated as a package and there are distinct commercial objectives and terms, the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract and the goods or services promised in the contracts represent multiple performance obligations. Therefore, EPC and O&M contracts are treated as separate arrangements.

No significant element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice. The Group did not recognize an obligation to repair or warrant products or services as the Group does not provide any guarantee extension services.

Contract assets

Fees associated with the EPC contracts are fixed and payable upon the achievement of milestones. If the services rendered by the Group exceed the payment, a contract asset is recognized. Contract assets are subject to an impairment assessment. Refer to the accounting policies on impairment of financial assets in section 2.9.15 Financial instruments.

Contract liabilities

A contract liability is recognized if a payment from the customer is received and it precedes the Group’s performance. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

2.9.3	Cost of sales

Cost of sales represents the electricity cost for the charging revenues which is billed to the Group by utility companies. Cost of sales related to EPC contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the O&M contracts mainly consists of the third-party service cost (such as costs incurred for monitoring the state of charging poles, cleaning of charging poles, data-related costs). These expenses are recognized in the period in which the related revenue is recognized.

2.9.4	Other income/(expenses)

The Group recognizes other income/(expenses) from the following sources:

•	sale of renewable energy units (“HBE certificates” or hernieuwbare brandstofeenheden);

•	government grants; and

•	disposal of property, plant and equipment.

HBE certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable. HBE certificates are initially recognized at fair value as inventory (refer to the accounting policies on inventories in section 2.9.14 Inventories). Other income from the sale of HBE certificates includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.

The accounting policy for the disposal of property, plant and equipment is disclosed in section 2.9.10 Property, plant and equipment. The accounting policy for government grants is disclosed in section 2.9.5 Government grants.

2.9.5	Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed. Income from government grants are recorded in the consolidated statement of profit or loss as other income.

When the grant relates to an asset, the carrying amount of the related asset is reduced with the amount of the grant. The grant is recognized in the consolidated statement of profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge.

Grants relating to assets relate to the Group’s chargers and charging infrastructure. Refer to Note 14 for details.

2.9.6	General and administrative expenses

General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.

2.9.7	Selling and distribution expenses

Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.

2.9.8	Employee benefits

Short-term employee benefits

Short-term employee benefits include wages, salaries, social security contributions, annual leave, including paid time-off, accumulating sick leave and non-monetary benefits and are recognized as an expense as the related services are provided by the employee to the Group. Liabilities for short-term employee benefits that are expected to be settled within twelve months after the reporting period are recorded for the amounts expected to be paid when the liabilities are settled.

Pensions and other post-employment obligations

Pension plans

The Group operates various pension plans, including both defined benefit and defined contribution plans, for its employees in the Netherlands, Belgium, Germany, the United Kingdom, Norway and Sweden. To the employees in France no Group pension plan applies, but a statutory end-of-service benefit applies. The plans are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations.

Defined benefit plans

The liability or asset recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in employee benefit expenses in the consolidated statement of profit or loss.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the consolidated statement of changes in equity and in the consolidated statement of financial position.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in the consolidated statement of profit or loss as past service costs.

Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group operates a jubilee plan for certain employees in the Netherlands, for which the Group records a provision. The provision is measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period, using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Interest cost is calculated by applying the discount rate to the expected future payments. This cost is recognized in the consolidated statement of profit or loss, within finance costs.

Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit or loss.

2.9.9	Share-based payments

A share-based payment arrangement is provided to an external consulting firm via a Special Fees Agreement. Information relating to this agreement between the Company’s immediate parent entity — Madeleine — and the consulting firm is set out in Note 10. The fair value of the share-based payment arrangement granted under the Special Fees Agreement is recognized as an expense, with a corresponding increase in retained earnings. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.

IFRS 2 requires the total expense to be recognized over the vesting period, which is the period over which all of the specified service and non-market vesting conditions are to be satisfied. For the Special Fees Arrangement the expenses are recognized over the service period (from the grant date until a liquidity event, refer to section 3.1.4). The Group shall revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting period is extended.

2.9.10	Property, plant and equipment

Property, plant and equipment are initially recorded in the consolidated statement of financial position at their cost. For property, plant and equipment acquired from third parties this is the acquisition cost, including costs that are directly attributable to the acquisition of the asset. For internally constructed assets, cost comprises direct costs of materials, labor and other direct production costs attributable to the construction of the asset. Each item of property, plant and equipment is subsequently stated at historical cost less accumulated depreciation and impairment, if any.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the consolidated statement of profit or loss during the reporting period in which they are incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on the disposal or retirement of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized, within other income/(expenses).

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Depreciation methods and periods

The Group depreciates its property, plant and equipment using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their lease term and their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Chargers and charging infrastructure	7 — 10 years
Other fixed assets	3 — 10 years
Assets under construction	Not depreciated

Other fixed assets mainly comprise leasehold improvements and IT assets.

The residual values, useful lives and depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.

2.9.11	Intangible assets

The Group’s intangible assets consist of software. Software primarily comprises the Group’s internally developed EV Cloud platform and software purchased from third parties.

Internally developed software:

Internally developed software comprises the Group’s internally developed EV Cloud platform. Its cost consists of the acquisition cost of software acquired from third parties and development costs that are directly attributable to the design and testing of the EV Cloud platform, which is controlled by the Group.

Development costs are capitalized as software if the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use.

•	Management intends to complete the software and use or sell it.

•	There is an ability to use or sell the software.

•	It can be demonstrated how the software will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available.

•	The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include direct costs of labor and other direct production costs attributable to the development of the software.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use. Research expenditure and development expenditure related to software that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Software purchased from third parties

Software purchased from third parties is measured on initial recognition at cost. Cost comprises the purchase price and directly attributable costs of preparing (i.e., tailoring) the software for its intended use by the Group. Following initial recognition, software purchased from third parties is carried at cost less any accumulated amortization and accumulated impairment losses. Software purchased from third parties is amortized over its useful life or the duration of the license, as applicable.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on derecognition of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized.

Amortization methods and periods

The Group amortizes intangible assets with a finite useful life using the straight-line method to allocate their cost over their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Software — Internally developed software	3 years
Software — Purchased from third parties	1 — 3 years

The useful lives and amortization methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.

2.9.12	Leases

The Group leases office buildings, cars and other assets. Other assets comprise office furniture and land permits. Rental contracts are typically agreed for fixed periods of several years. The contractual lease term of cars is set at four years, where extensions are unusual. The contractual lease term of office buildings is typically set at five years, but may have extension options as described below.

Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components for all identified asset classes and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Determining the right-of-use asset and lease liability

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance payments), less any lease incentives receivable;

•	variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable by the Group under residual value guarantees;

•	the exercise price of a purchase option if it is reasonably certain that the Group will exercise that option; and

•	payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the lease liability.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the consolidated statement of profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the lease liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of the lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs, and

•	restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain that it will exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

The right-of-use assets are also subject to impairment and are allocated to the cash-generating unit to which these assets relate. Refer to the accounting policy for impairment of non-financial assets, which is disclosed in section 2.9.13 Impairment of non-financial assets.

Discount rate

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions. To determine the incremental borrowing rate, the Group uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Group and makes adjustments specific to the lease (e.g., term, country, currency and security).

Leases of low-value assets and short-term leases

Low-value assets comprise small items of office furniture. Short-term leases are leases with a lease term of twelve months or less without a purchase option. The Group has short-term car leases. The Group has not applied the practical expedients to recognize leases of low-value assets and short-term leases on a straight-line basis as an expense in the consolidated statement of profit or loss.

Lease term

Extension and termination options are included in a number of office building and car leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated).

For leases of offices, the following factors are normally the most relevant:

•	If there are significant penalty payments to terminate (or not to extend), it is typically reasonably certain that the Group will extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, it is typically reasonably certain that the Group will extend (or not terminate).

•	Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

For two office leases the extension options have been included in the lease liability, because not extending the leases would result in business disruption in the respective locations. For two other office leases the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or the Group is contemplating whether that office will be suitable for the Group’s operations.

The lease term is reassessed if an option is actually exercised (or not exercised) or the Group becomes obliged to exercise (or to not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee.

2.9.13	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (“cash-generating units”). An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples or other available fair value indicators.

The Group bases its impairment calculation on most recent budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of profit or loss.

2.9.14	Inventories

Finished products and goods for resale

Inventories of finished products and goods for resale are stated at the lower of cost and net realizable value. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

HBE certificates

HBE certificates are initially measured at fair value, which is the initial cost of the certificates. Upon initial recognition of the certificates, the Group records a corresponding gain in other income/(expenses). HBE certificates are subsequently stated at the lower of cost and net realizable value. Costs are assigned on an individual basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

2.9.15	Financial instruments

The Group recognizes a financial asset or financial liability in its consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value through other comprehensive income (“FVOCI”);

•	those to be measured subsequently at fair value through profit or loss (“FVPL”); and

•	those to be measured at amortized cost.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them.

In order for a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are “solely payments of principal and interest (“SPPI”)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at FVOCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

The Group reclassifies debt investments when and only when its business model for managing those assets changes.

The Group does not have equity instruments that should be accounted in accordance with IFRS 9 Financial Instruments.

Initial measurement

With the exception of trade receivables that do not contain a significant financing component, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the consolidated statement of profit or loss.

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value.

Subsequent measurement

Financial assets at amortized cost

Financial assets at amortized cost are subsequently measured using the effective interest (“EIR”) method and are subject to impairment. Gains and losses are recognized in the consolidated statement of profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost include cash and cash equivalents, trade receivables, other receivables and pledged bank balances included under current and non-current other financial assets.

Financial assets at FVOCI

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in the consolidated statement of comprehensive income (“OCI”). Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the consolidated statement of profit or loss.

The Group does not have debt instruments at FVOCI.

Financial assets at FVPL

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss.

This category includes derivative instruments held for trading, which are included under non-current other financial assets.

Impairment

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

Trade receivables and contract assets

The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the ECLs, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The Group considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition of financial assets

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Financial liabilities

Classification

The Group classifies its financial liabilities in the following measurement categories:

•	financial liabilities at FVPL; and

•	financial liabilities at amortized cost.

The Group’s financial liabilities include trade and other payables, borrowings including bank overdrafts, and derivative financial instruments.

Initial measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

•	financial liabilities at FVPL; and

•	financial liabilities at amortized cost.

Financial liabilities at FVPL

Financial liabilities at FVPL include derivative financial instruments.

Financial liabilities at amortized cost

This is the category most relevant to the Group and consists of borrowings and trade and other payables.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are subsequently measured at amortized cost using the EIR method.

Borrowings

After initial recognition, borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statement of profit or loss.

Fees paid on the establishment of borrowings and commitment fees paid on the unused part of the facility are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Derivatives

The Group uses a derivative financial instrument, an interest rate cap, to hedge its interest rate risks. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The Group does not apply hedge accounting. Therefore, changes in the fair value of the Group’s derivative financial instrument are recognized immediately in the consolidated statement of profit or loss and are included in finance costs.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.9.16	Fair value measurement

The Group measures financial instruments such as derivatives at fair value at the end of each reporting period.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principle market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

2.9.17	Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash at banks, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.

2.9.18	Equity

Share capital

The Company’s share capital consists of ordinary shares, which are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Reserves

Reserves include the legal reserve for capitalized development costs and the foreign currency translation reserve.

(i)	Legal reserve for capitalized development costs

A legal reserve has been recognized within equity with regard to the capitalized development costs of the Group’s internally developed EV Cloud platform in accordance with section 365, sub 2, Book 2 of the Dutch Civil Code. The legal reserve is reduced as the capitalized development costs are amortized. Additions and releases from the legal reserve are recorded through retained earnings.

(ii)	Foreign currency translation reserve

The foreign currency translation reserve includes the cumulative exchange differences that result from the translation of the financial statements of the Group’s foreign operations.

2.9.19	Loss per share

Basic loss per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

2.9.20	Provisions and contingencies

Provisions are recognized when the Group has a present legal or constructive obligation as result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reliably measured. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the consolidated statement of profit or loss net of any reimbursement.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense, presented within finance costs in the consolidated statement of profit or loss.

Jubilee provisions

The accounting policy for jubilee provisions is described in the employee benefits section.

Restructuring provisions

Restructuring provisions are recognized only when the Group has a constructive obligation, which is when:

•

there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and

•	the employees affected have been notified of the plan’s main features.

The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the business or part of the business concerned.

Contingent liabilities

Contingent liabilities arise when there is a:

•	possible obligation that might, but will probably not require an outflow of resources embodying economic benefits; or

•	present obligation that probably requires an outflow of resources embodying economic benefits, but where the obligation cannot be measured reliably; or

•	present obligation that might, but will probably not, require an outflow of resources embodying economic benefits.

Contingent liabilities are not recognized in the consolidated statement of financial position, but rather are disclosed, unless the possibility of an outflow is considered remote.

2.9.21	Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Current tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax assets and liabilities are measured at nominal value.

Current and deferred tax for the year

Current and deferred tax is recognized in the consolidated statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

3.	Significant accounting estimates, assumptions and judgments

The preparation of the Group’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

3.1	Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1	Capitalization of development costs

The development costs in relation to the design and testing of the Group’s internally developed EV Cloud software platform are capitalized based on management judgments. These judgments relate to whether the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use.

•	Management intends to complete the software and use or sell it.

•	There is an ability to use or sell the software.

•	It can be demonstrated how the software will generate probable future economic benefits.

•	Adequate technical, financial and other resources to complete the development and to use or sell the software are available.

•	The expenditure attributable to the software during its development can be reliably measured.

In determining the development costs to be capitalized, the Group estimates the expected future economic benefits of the software (component) that is the result of the development project. Furthermore, management estimates the useful life of such software (component).

As at December 31, 2020, the carrying amount of capitalized development costs was €3,812 thousand (December 31, 2019: €4,589 thousand, January 1, 2019: €2,561 thousand). The Group estimates the useful life of the development costs to be at three years based on the expected lifetime of the software (component). However, the actual useful life may be shorter or longer than three years, depending on innovations, market developments and competitor actions.

3.1.2	Revenue recognition

Significant judgment and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations in a contract and the appropriate timing of revenue recognition. The Group enters into EPC contracts with customers that include promises to transfer multiple products and services, such as charging equipment and installation services. For arrangements with multiple products or services, the Group evaluates whether each of the individual products or services qualify as distinct performance obligations. In its assessment of whether products or services are a distinct performance obligation, the Group determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires the Group to assess the nature of the charging equipment, as well as the grid connection and installation services and how each is provided in the context of the contract.

The Group enters into EPC contracts for the delivery and installation of charging equipment as a bundled package. The Group has determined that there are two separate performance obligations in these contracts. These distinct promises are (1) to deliver the charging equipment and, (2) to install the charging equipment (including the connection to the grid). The main reasons for separating these performance obligations are that these promises can be fulfilled separately with other readily available resources, and that the Group does not provide significant integration, modification or customization services related to the charging equipment.

The Group also provides operation and maintenance services to its customers which include operation of the EV charging infrastructure, maintenance of the charging points, access to the Group’s EV Cloud solution, EV Cloud software updates and interface management. The Group has determined that operation and maintenance services represent one single performance obligation because all services components are highly interrelated with one another.

3.1.3	Consolidation of Mega-E

From the acquisition in May 2018 through December 2019, Mega-E Charging B.V. (“Mega-E”) has been consolidated by the Group. During that period, the Group held 100% of the shares and all the voting rights in Mega-E. In December 2019, the Group sold Mega-E to the French investor Meridiam EM SAS, which is a related party under common control of Meridiam SAS. At the time of the sale, Mega-E only had limited activities and owned an immaterial amount of net assets. The consideration for the sale was € nil and represented the net assets of the entity at the time of the transaction. At the date of the transfer, Mega-E consisted only of €100 share capital. One of the executive directors of the Group is also an executive director of Mega-E. Additionally, one of the non-executive directors of the Group is also a non-executive director of Mega-E.

After this transaction, Mega-E established subsidiaries and formed the Mega-E Group. The Mega-E Group has entered into several EPC and O&M agreements with the Group with the purpose of constructing and operating charging stations across Europe (please also refer to Note 32 for more information).

The Group has assessed and concluded that it did not control Mega-E thereafter, where it has considered the relevant activities of the Mega-E Group:

•	setting business strategy;

•	approving the budget;

•	issuing instructions to find sites for the development of charging stations; and

•	approving business cases for charging stations.

Under the EPC and O&M contracts, the Group provides services to the Mega-E Group to support these relevant activities. The Group receives instructions and searches for appropriate sites and develops the related business cases. Subsequently, the Group presents such business cases to the Mega-E Group.

All decision-making surrounding the relevant activities (i.e., of the Mega-E Group’s asset companies) are fully within the discretion of the supervising body and shareholders of Mega-E. Allego does not have a seat in the supervising body. The voting in its general meeting or similar rights are the dominant factor in controlling the entity. All major decisions surrounding the relevant activities of the Mega-E Group are approved by Meridiam.

The residual risks of the Mega-E Group, such as impairment of assets and other risks associated with ownership of the assets, are solely borne by Meridiam. In case the assets are not utilized, negative effects are for the account of the Mega-E Group. As a result, the Group does not have any exposure to residual risks.

The Group does not hold any voting rights in the Mega-E Group. Furthermore, the relationship between the Group and the Mega-E Group is that of a customer and service provider. The Group does not have rights giving it the ability to direct the activities of the Mega-E Group, nor the ability to affect their returns. As a result, the Group does not control the Mega-E Group and is therefore not consolidated in the Group’s financial statements as from the date of the transfer, which is December 5, 2019.

3.1.4	Accounting for the Special Fees Agreement

On December 16, 2020 (‘the grant date’), the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), pursuant which an external consulting firm provides services to Madeleine and the Group relating to a contemplated share transaction (a “Liquidity Event”). As consideration for these services, the consulting firm is entitled to fees in cash and in shares based on the value of the Company in relation to a future Liquidity Event, payable by Madeleine.

Management assessed whether the Group has received services under the Agreement that requires the Agreement to be accounted for in the Group’s consolidated financial statements. The Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to a Liquidity Event, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from a Liquidity Event. Although the Group does not have the obligation to settle the obligation under the Agreement, management believes that the services provided under the Agreement benefit the Group. Therefore, the Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated date of the Liquidity Event as the Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until a Liquidity Event takes place. The Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.

Refer to Note 10 for further details on the accounting for the Agreement.

3.2	Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within future periods, are described below.

The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared and are based on historical experience and other factors that are considered to be relevant. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

3.2.1	Recognition of deferred tax assets

Deferred tax assets are carried on the basis of the tax consequences of the realization or settlement of assets, provisions, liabilities or accruals and deferred income as planned by the Group at the reporting date. A deferred tax asset is recognized to the extent that it is probable that there will be sufficient future taxable profit. In this assessment, the Group includes the availability of deferred tax liabilities, the possibility of planning of fiscal results and the level of future taxable profits in combination with the time and/or period in which the deferred tax assets are realized.

As at December 31, 2020, the Group recorded a deferred tax asset of €722 thousand (December 31, 2019: € nil) which relates to carried-forward tax losses of the Group’s operations in Germany. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.

At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to uncertainties such as the planned fiscal restructuring of the Group (see Note 34 for details). Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.

Management determined the (deferred) tax position of the Group using estimates and assumptions that could result in a different outcome in the tax return filed with the tax authorities and could result in adjustments in subsequent periods.

3.2.2	Impairment of non-financial assets

At each reporting date, the Group assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event the Group compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal. The Group uses a discounted cashflow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Impairment of chargers

During the years ended December 31, 2020 and 2019 the Group has identified several chargers that were not performing as expected. For these chargers the utilization was lower than included in the business plan for these chargers. Utilization rates are calculated by dividing the number of charging sessions by a maximum of fifty sessions per day. The identified chargers that were underutilized had a negative margin, but no technical issues (uptime above 95%). The Group considers this an indication for impairment. The Group subsequently compared the carrying value of these charges with the value-in-use.

The impairment loss recognized in the consolidated statement of profit or loss for the year ended December 31, 2020 amounted to €466 thousand (2019: €272 thousand).

3.2.3	Valuation of share-based payment awards

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Agreement at the grant date (and subsequent measurement dates to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services), the Group uses a valuation model which takes into account how the fees payable in cash and equity instrument will depend on the equity value at the time of a future Liquidity Event. The assumptions and model used for estimating the fair value for share-based payment transactions under the Agreement are disclosed in Note 10.

4.	Segmentation

The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the consolidated financial statements. Further financial information, including Adjusted EBITDA, employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level and uses Adjusted EBITDA as the key performance measure to manage the business. Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, adjusted for restructuring costs and share-based payment expenses. Adjusted EBITDA is the key performance measure for the CODM as it is believed to be a useful measure to monitor funding, growth and to decide on future business plans.

As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.

Segment financial information

As the Group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements.

Reconciliation of Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure and reconciles to loss before income tax in the consolidated statement of profit or loss as follows:

(in €‘000)	Notes	2020	2019
Adjusted EBITDA		(11,442)	(28,553)
Share-based payment expenses	10	(7,100)	—
Restructuring costs	25	(3,804)	—
Depreciation and impairment of property, plant and equipment	14	(4,775)	(4,678)
Depreciation and impairment of right-of-use assets	16	(1,805)	(1,312)
Amortization and impairment of intangible assets	15	(3,737)	(2,338)
Finance costs	11	(11,282)	(5,947)
Loss before income tax		(43,945)	(42,828)

Revenue from major customers

For the year ended December 31, 2020, revenue from three customers (2019: two customers) amounted to 10% or more of the Group’s total revenue. The amount of revenue from these customers can be broken down as follows:

(in €‘000)	2020	2019
Customer A	10,702	8,739
Customer B	6,566	5,356
Customer C	5,065	1,398
Total	22,333	15,493

Revenue from external customers

The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2020	2019
The Netherlands	16,369	11,447
Belgium	2,874	1,184
Germany	13,465	12,668
France	8,285	55
Other	3,256	468
Total	44,249	25,822

Non-current assets by country:

The amount of total non-current assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
The Netherlands	38,056	31,675	15,747
Belgium	5,885	6,223	5,406
Germany	14,134	14,016	14,604
Other	12	—	—
Total	58,087	51,914	35,757

Non-current assets for this purpose consist of total non-current assets as recorded in the consolidated statement of financial position, excluding non-current financial assets and deferred tax assets.

5.	Revenue from contracts with customers

Disaggregation and timing of revenue from contracts with customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

(in €‘000)	2020	2019
Type of goods or service
Charging sessions	14,879	9,515
Service revenue from the sale of charging equipment	15,207	9,147
Service revenue from installation services	12,313	6,880
Service revenue from operation and maintenance of charging equipment	1,850	280
Total revenue from external customers	44,249	25,822

Timing of revenue recognition
Services transferred over time	14,162	7,160
Goods and services transferred point in time	30,087	18,662
Total revenue from external customers	44,249	25,822

Assets and liabilities related to contracts with customers

The Group has recognized the following assets and liabilities related to contracts with customers:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Assets
Current contract assets	41	—	—
Loss allowance	—	—	—
Total contract assets	41	—	—

Liabilities
Current contract liabilities	(7,278)	5,250	3,715
Total contract liabilities	(7,278)	5,250	3,715

Refer to Note 19 for details on trade receivables and the loss allowance on trade receivables and contract assets.

Significant changes in contract assets and liabilities:

The change in contract assets and contract liabilities is the result of the fact that the Group’s EPC activities started in 2019, which resulted in the receipt of significant prepayments that resulted in significant contract liabilities as at December 31, 2019. In 2020, the Group’s EPC activities increased including the receipt of prepayments for further EPC projects which resulted in an increase of the contract liabilities balance during the year. The increase in EPC activities did not lead to a significant increase in contract assets balances as at December 31, 2020 as Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer is not conditional on anything other than the passage of time

The Group also recognized a loss allowance for contract assets in accordance with IFRS 9, see Note 29 for further information.

Revenue recognized in relation to contract liabilities:

The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2020	2019
Revenue recognized that was included in the contract liability balance at the beginning of the period	5,250	3,715

Performance obligations:

The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Within one year	34,035	4,521	—
Total	34,035	4,521	—

All remaining performance obligations are expected to be recognized within one year from the reporting date, for each of the reporting periods presented.

6.	Other income/(expenses)

(in €‘000)	2020	2019
Government grants	3,026	2,495
Income from sale of HBE certificates	2,396	1,174
Net gain/(loss) on disposal of property, plant and equipment	7	(194)
Total	5,429	3,475

Government grants

Government grants that relate to an expense item, are recognized as income on a systematic basis over the periods that the related costs, which the grants are intended to compensate, are expensed.

Income from sale of HBE certificates

The Group sells HBE certificates to companies that are required to compensate their use of non-green energy through a brokerage. These certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable.

For the year ended December 31, 2020, income from the sale of HBE certificates includes a fair value gain on initial recognition of €2,136 thousand (2019: €1,119 thousand) and a gain on the subsequent sale of €260 thousand (2019: €55 thousand).

7.	Selling and distribution expenses

(in €‘000)	2020	2019
Employee benefits expenses	2,907	4,938
Depreciation of right-of-use assets	153	240
Marketing and communication costs	478	548
Housing and facility costs	358	194
Travelling costs	23	148
Total	3,919	6,068

Refer to Note 9 for a breakdown of expenses by nature.

8.	General and administrative expenses

(in €‘000)	2020	2019
Employee benefits expenses	23,549	21,977
Depreciation of property, plant and equipment	4,309	4,406
Impairments of property, plant and equipment	466	272
Depreciation of right-of-use assets	1,652	1,072
Amortization of intangible assets	3,737	2,338
IT costs	2,786	2,638
Housing and facility costs	496	553
Travelling costs	81	716
Legal, accounting and consulting fees	9,134	4,451
Other costs	1,258	776
Total	47,468	39,199

Legal, accounting and consulting fees for the year ended December 31, 2020 include share-based payment expenses of €4,650 thousand as the Group has provided share-based payment awards to an external consulting firm. Refer to Note 10 for details.

Refer to Note 9 for a breakdown of expenses by nature.

9.	Breakdown of expenses by nature

9.1	Depreciation, amortization and impairments

(in €‘000)	2020	2019
Included in selling and distribution expenses:
Depreciation of right-of-use assets	153	240
Included in general and administrative expenses:
Depreciation of property, plant and equipment	4,309	4,406
Impairments of property, plant and equipment	466	272
Depreciation of right-of-use assets	1,652	1,072
Amortization of intangible assets	3,737	2,338
Total	10,317	8,328

9.2	Employee benefits expenses

(in €‘000)	2020	2019
Included in selling and distribution expenses:
Wages and salaries	1,961	3,625
Social security costs	266	515
Pension costs	239	396
Termination benefits	360	—
Other employee costs	78	263
Contingent workers	3	139
Subtotal	2,907	4,938
Included in general and administrative expenses:
Wages and salaries	12,190	12,855
Social security costs	1,666	1,826
Pension costs	1,479	1,403
Termination benefits	2,674	—
Share-based payment expenses	2,450	—
Other employee costs	410	833
Contingent workers	3,012	9,564
Capitalized hours	(332)	(4,504)
Subtotal	23,549	21,977
Total	26,456	26,915

Termination benefits

The Group incurred termination benefits in connection with the restructuring of its operations in 2020. Refer to Note 25 for details.

Average number of employees

During 2020, 189 employees were employed on a full-time basis (2019: 273). Of these employees, 52 were employed outside the Netherlands (2019: 63).

Pension plans

The Netherlands

In the Netherlands, the Group voluntarily participates in the industry-wide pension fund for civil servants “ABP”. All Dutch employees are covered by this plan, which is financed by both employees and the employer. The pension benefits are related to the employee’s average salary and the total employment period covered by the plan. The Group has no further payment obligations once the contributions have been paid.

As the ABP pension plan contains actuarial risks, i.e. a recovery contribution is charged as part of the annual contribution, it does not qualify as a defined contribution plan under IAS 19 and thus qualifies as a defined benefit plan. Under IAS 19, the ABP pension plan qualifies as a multi-employer plan. The Group’s proportionate share in the total multi-employer plan is insignificant. The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2020 was €1,716 thousand (2019: €1,697 thousand). The contributions to the ABP pension plan for the year ending December 31, 2021 are expected to be in line with the contributions paid for the year ended December 31, 2020, adjusted for the reduction in the number of employees as a result of the Group’s restructuring in 2020 (see Note 25 for details).

The pension plan of the Group in the Netherlands is administered by Stichting Pensioenfonds ABP (“the fund”). The most important characteristics of this pension plan are:

•	The plan provides a retirement and survivor’s pension.

•	The pension plan is an average pay plan.

•	The retirement age depends on the AOW retirement age.

•	The board of the fund sets an annual contribution for the retirement pension, partner’s pension and orphan’s pension which is based on the actual funding ratio of the fund.

•

If the fund holds sufficient assets, the board of the fund can increase the accrued benefits of (former) employees and retirees in line with the consumer price index for all households. This indexation is therefore conditional. There is no right to indexation and it is not certain for the longer term whether and to what extent indexations will be granted. The board of the fund decides annually to what extent pension benefits and pension benefits are adjusted.

•	The board of the fund can decide to reduce the accrued benefits of (former) employees and retirees in case the funding level is below the legally required level.

The main features of the implementation agreement are:

•	Participation in the ABP pension fund is mandatory for the employees of the Group.

•

The Group is only obliged to pay the fixed contributions. The Group, under no circumstances, has an obligation to make an additional payment and does not have the right to a refund. Therefore, the Group has not recorded a pension liability.

The funding ratio of the fund as at December 31, 2020 was 93.5% (December 31, 2019: 97.8%, January 1, 2019: 97.1%). The policy funding ratio as at December 31, 2020 was 87.6% (December 31, 2019: 95.8%, January 1, 2019: 103.8%), which is below the required minimum of 104.2% as prescribed by De Nederlandsche Bank (DNB). As a result, a funding deficit exists. The policy funding ratio is lower than the required funding ratio of 126% and therefore a reserve deficit exists as well. The fund will therefore submit a recovery plan to DNB in 2021 (similarly as to what the fund did in 2020), demonstrating how the fund expects the funding ratio to recover to the level of the required funding ratio within ten years. The board has also drawn up a financial crisis plan that describes which additional measures can be taken to make timely recovery possible. If it turns out that the fund cannot recover in time, the board will have to take additional measures in accordance with the financial crisis plan. At this moment, the fund does not anticipate any positive or negative adjustments in pensions and or contributions, but this can be the case in the near future if the funding ratio does not improve towards the minimum requirements.

Belgium

The Group operates a defined contribution pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, although the plan has many characteristics of a defined contribution plan, it qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of €27 thousand in 2020 (2019: €27 thousand) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2021 are expected to be in line with the contributions paid for the year ended December 31, 2020, adjusted for the reduction in the number of employees as a result of the Group’s restructuring in 2020 (see Note 25 for details).

Other countries

The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden and Norway. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €124 thousand in 2020 (2019: €101 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2021 are expected to be in line with the contributions paid for the year ended December 31, 2020, adjusted for the reduction in the number of employees in Germany as a result of the Group’s restructuring in 2020 (see Note 25 for details).

Other post-employment benefits and other long-term employee benefits:

France

A retirement indemnity plan (‘Indemnités de fin de carrière’) applies to the Group’s employees in France, which qualifies as an other post-employment benefit under IAS 19. The retirement benefit depends on the number of service years within the industry and the Group. The benefit equals 1/4th of the average monthly salary for the first ten years of seniority and 1/3rd of the average monthly salary for the service years thereafter. Contributions for the retirement indemnity plan are obligations from past events with a probable outflow for which reliable estimates can be made. The Group should therefore record a provision for these obligations on its consolidated statement of financial position. However, given the limited number of employees in France, the Group believes that the resulting liability is limited. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore has not recorded a provision for this plan.

The Netherlands

Jubilee plan

The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2020. The valuation is carried out with a discount rate of 0.3% (December 31, 2019: 0.7%; January 1, 2019: 0.7%), an expected rate of salary increase of 2.50% and a retirement age of 67 years. The provision recorded on the Group’s consolidated statement of financial position amounts to €78 thousand as at December 31, 2020 (December 31, 2019: €363 thousand, January 1, 2019: €241 thousand).

The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2020	2019
Jubilee provision – Opening	363	241
Current service cost	122	75
Past service cost	(380)	0
Interest cost	3	2
Remeasurements:
(Gains)/losses from change in demographic assumptions	—	—
(Gains)/losses from change in financial assumptions	4	—
Experience (gains)/losses	(34)	45
Total amount recognized in the consolidated statement of profit or loss	(285)	122
Employer contributions	70	8
Benefit payments	(70)	(8)
Jubilee provision – Closing	78	363

For the year ended December 31, 2020, past service costs of positive €380 thousand comprise of €269 thousand due to a reduction of the number of participants in the jubilee plan as a result of the Group’s restructuring in 2020 (refer to Note 25 for details) and €111 thousand due to the change in the jubilee plan as part of the new collective labor agreement (‘CAO NWb’) which became effective on January 1, 2020.

Senior leave plan

Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2020. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.

10.	Share-based payments

On December 16, 2020, the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), pursuant to which an external consulting firm provides services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). The Agreement ultimately terminates on December 31, 2023. As consideration for these services, the consulting firm is entitled to fees payable by Madeleine in cash (“Part A”) and in shares (“Part B”) based on the value of the Group in relation to future Liquidity Events. The amount of the Part A fees shall be paid directly after the closing of a Liquidity Event. Part B of the fees provides the consulting firm the right, prior to closing, to subscribe for new shares to be issued by an Allego group company at the nominal value of such shares.

The number of shares that the consulting firm may subscribe for is determined based on the equity value of the Company at closing. However, the consulting firm is only entitled to shares if the equity value at closing is at least 20% higher than the initial equity value of the Company as agreed in the Agreement as at December 16, 2020. The maximum number of shares the consulting firm is entitled to acquire is equal to 10% of the share capital of the applicable Allego group company. Refer to Note 34 for details regarding the amendments to the Agreement in 2021.

Although Madeleine has the obligation to settle the Agreement, the Group accounts for the Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for equity instruments of an Allego group company or cash amounts based on the equity value of the Company (together “the share-based payment arrangement”). Since the Group does not have an obligation to settle the share-based payment arrangement with the consulting firm in cash (“Part A”) or equity instruments (“Part B”), the total Agreement is classified as an equity-settled share-based payment arrangement.

Certain directors of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the Agreement, including any amendments (refer to Note 32.3 for details). The share-based payment expenses therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value at the grant date

In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received. For the year ended December 31, 2020, the Group has used the fair value as at the grant date (December 16, 2020) as the average fair value for the period between the grant date and December 31, 2020 does not result in a materially different fair value.

Since the Agreement includes an implicit service condition, the services received under the Agreement are recognized as expenses between December 16, 2020 (“the grant date”) and January 31, 2022 (best estimate of the date of a Liquidity Event under the most probable Liquidity Event scenario), by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).

Fair value of equity instruments granted

The fees payable under the Agreement (either in cash or in shares) will depend on the future value of the Allego Group at the time of a future Liquidity Event. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.

Given that all fees payable under the Agreement will be derived from the outcomes of a specific Liquidity Event scenario, a probability-weighted equity return method has been applied in order to value the payouts under the Agreement. Under this approach, the fees payable have been estimated based upon an analysis of future values for the Allego Group, assuming various probable Liquidity Event scenarios, each with their own probability attached.

In order to measure the fair value of the instrument, the following possible future scenarios in terms of a Liquidity Event have been taken into account:

•	SPAC;

•	private placement;

•	private placement, followed-up by an IPO; and

•	no capital raise.

Under each of the above-described scenarios, the future (post-money) value of the Allego Group has been estimated.

Subsequently, each possible outcome has been weighted by its respective probability in order to estimate the expected payouts under the Agreement. A discount rate of 15.0% has been applied to determine the present value of the expected payouts.

Since the Part B fees includes a lock-up mechanism, a discount for lack of marketability (“DLOM”) has been applied under each of the possible scenarios (12.4%–23.5%) using the following main input parameters:

Input parameters (DLOM)	Value
Expected life	0.5–2.5 years
Expected volatility	74.1%–78.4%
Expected dividend yield	0.0%

The total fair value of the share-based payment arrangement on the grant date is estimated at €182,800 thousand, of which €63,800 thousand relates to Part A (payable by Madeleine) and €119,000 thousand relates to Part B (to be settled in shares).

Share-based payment expenses

During the year ended December 31, 2020, the Group recognized share-based payment expenses of €7,100 thousand for this equity-settled arrangement, with a corresponding increase in retained earnings. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €4,650 thousand as legal, accounting and consulting fees and share-based payment expenses for an amount of €2,450 thousand has been recognized as employee benefits expenses, both within general and administrative expenses.

11.	Finance costs

(in €‘000)	2020	2019
Interest expenses on shareholder loans	7,530	5,568
Interest expenses on senior debt	3,240	170
Finance costs on borrowings	10,770	5,738
Interest expenses on lease liabilities	294	198
Interest accretion on provisions	3	2
Fair value (gains)/losses on derivatives	208	75
Exchange differences – net	7	(66)
Finance costs	11,282	5,947

12.	Loss per share

Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2020 and 2019:

	2020	2019
Loss attributable to ordinary equity holders of the Company (in €‘000)	(43,256)	(43,104)
Weighted average number of ordinary shares outstanding	100	100
Basic and diluted loss per share (in €‘000)	(433)	(431)

The Company only has ordinary shares. Refer to Note 22 for details about the Company’s share capital.

There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the Special Fees Agreement is anti-dilutive for all periods presented. Refer to Note 10 for details on the Special Fees Agreement.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

13.	Cash generated from operations

(in €‘000)	Notes	2020	2019
Loss before income tax		(43,945)	(42,828)
Adjustments to reconcile loss before income tax to net cash flows:
Finance costs	11	11,271	6,012
Share-based payment expenses	10	7,100	—
Depreciation and impairments of property, plant and equipment	8, 14	4,775	4,678
Depreciation and impairments of right-of-use of assets	8, 16	1,805	1,312
Amortization and impairments of intangible assets	8, 15	3,737	2,338
Result on disposal of property, plant and equipment	6	(7)	194
Movements in working capital:
Decrease/(increase) in inventories	17	2,362	(977)
Decrease/(increase) in other financial assets	18	1,343	(16,855)
Decrease/(increase) in trade and other receivables, contract assets and prepayments	5, 20	(14,243)	(8,009)
Increase/(decrease) in trade and other payables and contract liabilities	5, 26	(4,266)	4,581
Increase/(decrease) in provisions	25	142	120
Cash generated from/(used in) operations		(29,926)	(49,433)

14.	Property, plant and equipment

The movements in property, plant and equipment for the years ended December 31, 2020 and 2019 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	26,797	1,599	5,769	34,165
Accumulated depreciation and impairment	(4,071)	(516)	—	(4,587)
Carrying amount at January 1, 2019	22,726	1,083	5,769	29,578
Movements in 2019:
Additions	—	181	8,633	8,814
Disposals	(1,341)	—	—	(1,341)
Depreciation	(3,979)	(427)	—	(4,406)
Depreciation of disposals	152	—	—	152
Impairments	(272)	—	—	(272)
Reclassifications	12,124	—	(12,124)	—
Carrying amount at December 31, 2019	29,410	837	2,278	32,525
Cost	37,580	1,780	2,278	41,638
Accumulated amortization and impairment	(8,170)	(943)	—	(9,113)
Carrying amount at December 31, 2019	29,410	837	2,278	32,525
Movements in 2020:
Additions	—	62	14,004	14,066
Disposals	(1,773)	—	—	(1,773)
Depreciation	(4,024)	(285)	—	(4,309)
Depreciation of disposals	421	—	—	421
Impairments	(466)	—	—	(466)
Reclassifications	7,159	—	(7,159)	—
Carrying amount at December 31, 2020	30,727	614	9,123	40,464
Cost	42,966	1,842	9,123	53,931
Accumulated depreciation and impairment	(12,239)	(1,228)	—	(13,467)
Carrying amount at December 31, 2020	30,727	614	9,123	40,464

Impairment of chargers

In the consolidated statement of profit or loss for the year ended December 31, 2020, the Group recorded an impairment loss of €466 thousand (2019: €272 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount. The impairment loss is recorded within general and administrative expenses.

Refer to Note 3.2.2 for details on estimates and assumptions made with respect to the impairment of non-financial assets.

Government grants related to chargers and charging infrastructure

The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.

The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2020 and 2019 have been as follows:

(in €‘000)	2020	2019
Opening balance at the beginning of the year	10,174	8,370
Received during the year	3,181	3,347
Released to the consolidated statement of profit or loss	(2,884)	(1,543)
Closing balance at the end of the year	10,471	10,174

Purchase commitments

The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 31. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

15.	Intangible assets

The movements in intangible assets for the years ended December 31, 2020 and 2019 have been as follows:

(in €‘000)	Software	Internally developed software	Total
Cost	870	3,206	4,076
Accumulated amortization and impairment	(244)	(645)	(889)
Carrying amount at January 1, 2019	626	2,561	3,187
Movements in 2019:
Additions	142	3,969	4,111
Disposals	—	—	—
Amortization	(397)	(1,941)	(2,338)
Amortization of disposals	—	—	—
Impairments	—	—	—
Reclassifications	—	—	—
Carrying amount at December 31, 2019	371	4,589	4,960
Cost	1,012	7,175	8,187
Accumulated amortization and impairment	(641)	(2,586)	(3,227)
Carrying amount at December 31, 2019	371	4,589	4,960
Movements in 2020:
Additions	160	2,627	2,787
Disposals	—	—	—
Amortization	(333)	(3,404)	(3,737)
Amortization of disposals	—	—	—
Impairments	—	—	—
Reclassifications	—	—	—
Carrying amount at December 31, 2020	198	3,812	4,010
Cost	1,172	9,802	10,974
Accumulated amortization and impairment	(974)	(5,990)	(6,964)
Carrying amount at December 31, 2020	198	3,812	4,010

Internally developed software

Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2020, the remaining amortization period was one to three years (December 31, 2019: two to three years).

16.	Leases

Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Right-of-use assets
Office buildings	10,985	11,666	2,075
Cars	1,761	2,619	917
Other	868	144	—
Total	13,614	14,429	2,992

Additions to the right-of-use assets for office buildings during 2020 were € nil (2019: €9,960 thousand). Additions to the right-of-use assets for cars during 2020 were €672 thousand (2019: €2,621 thousand). Additions to the right-of-use assets for other during 2020 were €899 thousand (2019: €201 thousand).

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Lease liabilities
Current
Office buildings	963	523	387
Cars	676	934	821
Other	187	57	1
Total	1,826	1,514	1,209
Non-current
Office buildings	10,315	11,278	1,688
Cars	1,105	1,698	95
Other	657	89	—
Total	12,077	13,065	1,783

Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.

Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2020	2019
Depreciation expenses right-of-use assets
Office buildings	682	368
Cars	948	887
Other	175	57
Total	1,805	1,312
Interest expenses on lease liabilities (included in finance costs)
Office buildings	241	157
Cars	39	37
Other	14	4
Total	294	198

Total cash outflows for leases

The total cash outflows for leases were as follows:

(in €‘000)	2020	2019
Office buildings	764	392
Cars	974	909
Other	215	59
Total	1,953	1,360

Decommissioning of charging sites

The Group has land permits in Germany and in the Netherlands. For some land permits, the Group is required to decommission charging equipment upon termination of the concession. In Germany, in most instances the charging equipment will become the property of the municipality and therefore there are no dismantling costs for the Group. In the Netherlands, in most instances the requester for termination will be required to pay for the dismantling costs which is not expected to be the Group. In other instances, it is expected that the sites will be continued at the end of the concession period. Therefore, any dismantling costs to be capitalized as part of right-of-use assets are considered to be immaterial as this only constitutes expenses to be incurred for recovering the charging equipment.

17.	Inventories

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Finished products and goods for resale	2,789	6,168	5,988
HBE certificates	2,136	1,119	322
Total	4,925	7,287	6,310

Amounts recognized in the consolidated statement of profit or loss

Inventories recognized as an expense in 2020 amounted to €9,368 thousand (2019: €3,177 thousand). These were included in cost of sales. Any subsequent net realizable value is determined by an individual assessment of the inventories.

Write-downs of inventories to net realizable value in 2020 amounted to €870 thousand (2019: €1,311 thousand). These were recognized as an expense and included in cost of sales.

18.	Other financial assets

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Pledged bank balances	16,324	17,667	106
Derivatives	102	310	—
Government grants receivables	—	—	706
Total	16,426	17,977	812
Non-current	16,426	14,355	812
Current	—	3,622	—
Total	16,426	17,977	812

Pledged bank balances

The Group has pledged bank balances that have an original maturity of three months or more. Therefore, the Group has presented its pledged bank balances as other financial assets in the consolidated statement of financial position. As at December 31, 2020, pledged bank balances for an amount of €16,324 thousand (December 31, 2019: €14,044 thousand; January 1, 2019: €106 thousand) have an original maturity of twelve months or more and are presented as non-current. Pledged bank balances for an amount of € nil (December 31, 2019: €3,623 thousand; January 1, 2019: € nil) have an original maturity between three and twelve months and are presented as current.

As at December 31, 2020, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €14,694 thousand (December 31, 2019: €13,614 thousand; January 1, 2019: € nil) and bank balances pledged to secure payments to suppliers of the Group for an amount of €430 thousand (December 31, 2019: €430 thousand; January 1, 2019: €106 thousand).

During the year ended December 31, 2020, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at December 31, 2020, the Group pledged bank balances in relation to these subsidies for an amount of €1,200 thousand (December 31, 2019: € nil; January 1, 2019: € nil).

As at December 31, 2019, the current portion related to bank balances pledged in relation to prepayments received from customers to secure the delivery of goods and services by the Group.

Derivatives

The Group’s only derivative is the interest rate cap for which the Group entered into an agreement in September 2019 with its external lender to hedge its interest rate risk exposure. The Group prepaid a premium for the interest rate cap for an amount of €385 thousand. The derivative is only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivative at fair value through profit or loss.

The fair value change of the derivative is recognized as part of finance costs in the consolidated statement of profit or loss, which are disclosed in Note 11. Refer to Note 28 for information about the methods and assumptions used in determining the fair value of derivatives.

Government grants receivables

Government grants receivables comprise of investment grants related to the Group’s investments in chargers and charging infrastructure and other government grants that have not been received at the end of the reporting period. The current portion of such receivables are included in trade and other receivables. Refer to Note 19 for details.

19.	Trade and other receivables

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Trade receivables – gross	23,193	8,427	7,519
Loss allowance	(2)	(1)	(1)
Trade receivables – net	23,191	8,426	7,518
VAT receivables	709	1,804	1,770
Other receivables	95	21	639
Receivables from related parties	8	34	—
Government grants receivables	1,073	2,661	197
Total	25,076	12,946	10,124

The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 29.

The movements in the loss allowance for the years ended December 31, 2020 and 2019 have been as follows:

	Trade receivables		Contract assets
(in €‘000)	2020	2019	2020	2019
Opening balance loss allowance at the beginning of the year	1	1	—	—
Additions to bad debt allowance	1	—	—	—
Receivables written off during the year as uncollectible	—	—	—	—
Unused amount reversed during the year	—	—	—	—
Closing balance loss allowance at the end of the year	2	1	—	—

Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

Details about the Group’s exposure to credit risk is included in Note 29.

20.	Prepayments

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Current prepayments	8,114	6,042	855
Total	8,114	6,042	855

Current prepayments primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group and prepaid software licenses with a duration of less than twelve months.

21.	Cash and cash equivalents

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Cash at bank	8,274	21,277	1,211
Total	8,274	21,277	1,211

The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.

The total cash and cash equivalents balance is at the free disposal of the Group for all periods presented.

22.	Share capital and share premium

Share capital

As at December 31, 2020, the authorized and issued share capital of the Company amounts to €100, (December 31, 2019: €100; January 1, 2019: €100), divided into 100 ordinary shares of €1. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.

Share premium

On December 6, 2018, Madeleine contributed in kind the shares of Allego B.V. to the Company. The contribution in kind has been recorded as share premium. On May 13, 2019, Madeleine made a share premium contribution in cash of €6,088 thousand.

23.	Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Total
As at January 1, 2019	2,561	—	2,561
Exchange differences on translation of foreign operations	—	3	3
Reclassification	2,028	—	2,028
As at December 31, 2019	4,589	3	4,592
As at January 1, 2020	4,589	3	4,592
Exchange differences on translation of foreign operations	—	8	8
Reclassification	(777)	—	(777)
As at December 31, 2020	3,812	11	3,823

Legal reserve for capitalized development costs

The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €777 thousand in 2020 (2019: €2,028 thousand) through retained earnings.

The legal reserve for capitalized development costs and the foreign currency translation reserve are not freely distributable.

24.	Borrowings

This note provides a breakdown of borrowings in place as at December 31, 2020 and 2019 and January 1, 2019.

(in €‘000)	Interest rate	Maturity	December 31, 2020	December 31, 2019	January 1, 2019
Senior debt	Euribor* + 5%**	May 27, 2026	67,579	29,965	—
Shareholder loans	8%—9%	November 30, 2035, May 31, 2035**	92,031	84,502	30,260
Total			159,610	114,467	30,260

*	The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**	The margin of 5% will increase by 0.25% per year, for the first time in May 2022.
***

Of the total shareholder loans, one shareholder loan has a maturity date of November 30, 2035. The carrying amount at December 31, 2020 was €7,853 thousand (December 31, 2019: €7,197 thousand; January 1, 2019: € nil).

Senior debt

In May 2019, the Group entered into a senior debt bank facility agreement to finance its operations. The principal terms and conditions of the senior debt bank facility are as follows:

•	a facility of €120 million;

•	drawdown stop when conditions precedent (covenant ratios) are not met;

•	repayment in full at maturity date;

•	commitment fee per year equal to 35% of the applicable margin. For the years ended December 31, 2020 and 2019, the commitment fee was 1.75% per year (equal to 35% of the margin of 5%).

Assets pledged as security

The senior debt bank facility is secured by pledges on the bank accounts as presented as part of Note 13, pledges on trade and other receivables presented in Note 19 and pledges on the shares in the capital of Allego B.V. and Allego Innovations B.V. held by the Company. These pledges may be enforced on the occurrence of an event of default which is continuing. The carrying amount of assets pledged as security for the senior debt are as follows:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Current assets
Floating charge
Cash and cash equivalents	6,363	—	—
Trade receivables	22,287	7,500	—
Other receivables	827	2,838	—
Total current assets pledged as security	29,477	10,338	—

Transaction costs

The Group incurred €7,356 thousand of transaction costs that are directly attributable to the issue of the senior debt bank facility. These costs are included in the initial measurement of the loan and are amortized over the term of the loan using the effective interest method. The interest expenses are recognized as part of finance costs in the consolidated statement of profit or loss. Refer to Note 11 for details.

The Group expects that it will draw on the funds available under the senior debt facility. Therefore, commitment fees paid on the unused portion of the senior debt bank facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expenses over the term of the loan.

Loan covenants

The senior debt bank facility contains loan covenants. Refer to Note 29 for details.

Shareholder loans

In 2019, the Group entered into six shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans have similar terms and conditions. The principal terms and conditions are as follows:

•	repayment in full at maturity date;

•	interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.

Interest expenses on the Group’s shareholder loans are recognized as part of finance costs in the consolidated statement of profit or loss. Refer to Note 11 for details.

Maturity profile of borrowings

The maturity profile of the borrowings is included in Note 29.

Changes in liabilities arising from financing activities

The movements in liabilities from financing activities in 2020 and 2019 have been as follows:

(in €‘000)	Senior debt	Shareholder loans	Lease liabilities	Total
As at January 1, 2019	—	30,260	2,992	33,252
Proceeds from borrowings	37,345	48,675	—	86,020
Repayments of borrowings	—	—	—	—
Payment of principal portion of lease liabilities	—	—	(1,162)	(1,162)
New leases	—	—	12,782	12,782
Termination of leases	—	—	(33)	(32)
Other changes	(7,380)	5,567	—	(1,814)
As at December 31, 2019	29,965	84,502	14,579	129,046

As at January 1, 2020	29,965	84,502	14,579	129,046
Proceeds from borrowings	38,339	—	—	38,339
Repayments of borrowings	—	—	—	—
Payment of principal portion of lease liabilities	—	—	(1,658)	(1,658)
New leases	—	—	1,571	1,571
Termination of leases	—	—	(589)	(589)
Other changes	(725)	7,529	—	6,804
As at December 31, 2020	67,579	92,031	13,903	173,513

Other changes for the year ended December 31, 2020 of €6,804 thousand (2019: negative €1,812 thousand) include the effect of accrued but not yet paid interest on the Group’s borrowings of €7,775 thousand (2019: €5,255 thousand), offset by interest payments on the Group’s borrowings of €971 thousand (2019: €7,069 thousand). The Group presents interest paid as cash flows from operating activities.

25.	Provisions

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Jubilee provision
Current	—	70	8
Non-current	78	293	233
Total	78	363	241

Restructuring provision
Current	364	—	—
Non-current	59	—	—
Total	423	—	—

Other provisions
Current	—	—	—
Non-current	70	70	70
Total	70	70	70

Total provisions
Current	364	70	8
Non-current	207	363	303
Total	571	433	311

Jubilee provision

Refer to Note 9.2 for details about the Group’s jubilee plan in the Netherlands and the movements in the provision over all reporting periods presented.

Restructuring provision

In February 2020, the Group announced a restructuring plan in order to streamline its operations so as to align its expense profile with the size of the business. The Group expects that the restructuring will place the Group in a better position to execute on its strategy in the near future. Implementation of the restructuring plan commenced in June 2020. The Group’s restructuring plan affected its operations in the Netherlands, Germany and Belgium. As a result of the restructuring, the Group’s headcount has been reduced by 167 internal and external staff members.

The total restructuring costs amounted to €3,804 thousand. The Group recognized termination benefits of €2,674 thousand for its general and administrative function and €360 thousand for its selling and distribution function. The Group incurred €115 thousand of other employee expenses for its general and administrative function and €15 thousand for its selling and distribution function. These expenses primarily relate to termination penalties of leased vehicles. The Group incurred €640 thousand of legal fees in connection with the implementation of its restructuring plan. These expenses have been presented as part of legal, accounting and consulting fees, within general and administrative expenses. The remaining provision of €423 thousand is expected to be fully utilized by 2022.

The carrying amount of the restructuring provision recorded in the consolidated statement of financial position and the movements in the restructuring provision for the year ended December 31, 2020 are as follows:

(in €‘000)	Restructuring provision
Current portion	—
Non-current portion	—
Carrying amount at January 1, 2020	—

Movements in 2020:
Additions	3,804
Releases	—
Used during the year	(3,381)
Interest accretion	—
Carrying amount at December 31, 2020	423

Current portion	364
Non-current portion	59
Carrying amount at December 31, 2020	423

Maturities of provisions

Maturities of total provisions as at December 31, 2020 are as follows:

(in €‘000)	Jubilee provision	Restructuring provision	Other provisions	Total
Amounts due within one year	—	364	—	364
Amounts due between one and five years	4	59	—	63
Amounts due after five years	74	—	70	144
Total	78	423	70	571

26.	Trade and other payables

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Trade payables	7,418	9,511	5,708
Accrued expenses	3,458	7,431	9,908
Employee related liabilities	1,253	1,374	1,066
Payroll taxes, social security and VAT payables	1,112	1,543	1,693
Payables to related parties	31	175	—
Other payables	467	—	—
Total	13,739	20,034	18,375

27.	Taxation

27.1	Income taxes

Income tax expense recognized in the consolidated statement of profit or loss

The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2020 and 2019 are as follows:

(in €‘000)	2020	2019
Current income tax expense
Current income tax expense for the year	(33)	(276)
Adjustments in respect of current income tax of previous years	—	—
Total current tax expense	(33)	(276)

Deferred tax expense
Origination and reversal of temporary differences and tax losses	—	—
(De)recognition of deferred tax assets	722	—
Tax rate changes	—	—
Total deferred tax expense	722	—

Income tax expense	689	(276)

Reconciliation of effective tax rate

The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2020 and 2019:

	2020		2019
	(in €‘000)%		(in €‘000)%
Effective tax reconciliation
Loss before income tax	(43,945)		(42,828)

Income tax expense at statutory tax rate	10,986	(25.0)	10,707	(25.0)
Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	(39)	0.1	(85)	0.2
Non-taxable income	—	—	—	—
Non-deductible expenses	(1,784)	4.1	8	—
Temporary differences for which no deferred tax is recognized	(9,196)	20.8	(10,906)	25.4
(De)recognition of deferred tax assets	722	(1.6)	—	—
Tax rate changes	—	—	—	—
Adjustments previous year	—	—	—	—
Effective tax (rate)	689	(1.6)	(276)	0.6

27.2	Deferred taxes

Deferred tax assets and liabilities

(in €‘000)	2020	2019
Deferred tax assets	—	—
Deferred tax liabilities	—	—
Balance at January 1	—	—

Movements in deferred tax:
Recognition of losses	859	—
Movements of temporary differences	(386)	(176)
Recognition of tax credits	249	176
Balance at December 31	722	—

Deferred tax assets	722	—
Deferred tax liabilities	—	—
Balance at December 31	722	—

Movements of temporary differences

The following table provides an overview of the movements of temporary differences during the years ended December 31, 2020 and 2019 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity.

		Recognized in
(in €‘000)	Net balance January 1	Profit or loss	Equity	Net balance December 31	DTA	DTL
Movements in 2019
Property, plant and equipment	(426)	1,035	—	609	789	(180)
Intangible assets	(180)	159	—	(21)	—	(21)
Right-of-use assets	(37)	(3,646)	—	(3,683)	—	(3,683)
Trade and other receivables	—	6	—	6	816	(810)
Inventories	—	(70)	—	(70)	—	(70)
Non-current lease liabilities	478	2,368	—	2,846	2,846	—
Current lease liabilities	165	(75)	—	90	90	—
Provisions	—	(40)	—	(40)	15	(55)
Trade and other payables	—	86	—	86	105	(19)
Net operating losses	—	—	—	—	—	—
Interest carry forward	—	177	—	177	177	—
Total	—	—	—	—	4,838	(4,838)

Movements in 2020
Property, plant and equipment	609	271	—	880	1,060	(180)
Intangible assets	(21)	(52)	—	(73)	—	(73)
Right-of-use assets	(3,683)	224	—	(3,459)	27	(3,486)
Trade and other receivables	6	(6)	—	—	—	—
Inventories	(70)	70	—	—	—	—
Non-current lease liabilities	2,846	(1,127)	—	1,719	1,719	—
Current lease liabilities	90	392	—	482	482	—
Provisions	(40)	(23)	—	(63)	—	(63)
Trade and other payables	86	(135)	—	(49)	—	(49)
Net operating losses	—	859	—	859	859	—
Interest carry forward	177	249	—	426	426	—
Total	—	722	—	722	4,573	(3,851)

Unrecognized deferred tax assets

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Tax losses	116,405	88,048	46,140
Deductible temporary differences	—	—	—
Tax credits	—	—	—
Interest carry forward	12,534	3,374	—
Total	128,939	91,422	46,140

Potential tax benefit	34,772	25,581	13,307

Interest carry forwards do not expire.

Estimates and assumptions

Refer to Note 3.2.1 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.

Expiration year of loss carryforwards

As at December 31, 2020, the Group had unused tax losses available for carryforward for an amount of €44,246 thousand that expire in 2025 (December 31, 2019: €44,246 thousand; January 1, 2019: € nil), for an amount of €30,208 thousand that expire in 2026 (December 31, 2019: € nil; January 1, 2019: € nil) and for an amount of €19,269 thousand that expire in 2027 (December 31, 2019: €19,269 thousand; January 1, 2019: €19,269 thousand). The remaining unused tax losses available for carryforward for amount of €22,682 thousand (December 31, 2019: €24,533 thousand; January 1, 2019: €26,871 thousand) do not have an expiry date.

28.	Financial instruments

This note provides information about the Group’s financial instruments, including:

•	an overview of all financial instruments held by the Group;

•	the classification of the financial instruments;

•	the line item on the consolidated statement of financial position in which the financial instrument is included;

•	the financial instrument’s level in the fair value hierarchy;

•	the financial instrument’s book and fair value.

The Group holds the following financial instruments:

Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at January 1, 2019
Non-current other financial assets	18	812	—	812	812
Trade and other receivables	19	8,354	—	8,354	8,354
Cash and cash equivalents	21	1,211	—	1,211	1,211
Total		10,377	—	10,377	10,377
As at December 31, 2019
Non-current other financial assets	18	14,044	310	14,355	14,355
Current other financial assets	18	3,622	—	3,622	3,622
Trade and other receivables	19	11,142	—	11,142	11,142
Cash and cash equivalents	21	21,277	—	21,277	21,277
Total		50,085	310	50,396	50,396
As at December 31, 2020
Non-current other financial assets	18	16,324	102	16,426	16,426
Trade and other receivables	19	24,366	—	24,366	24,366
Cash and cash equivalents	21	8,274	—	8,274	8,274
Total		48,964	102	49,066	49,066

Due to the short-term nature of cash and cash equivalents, trade and other receivables and current other financial assets, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Total book value	Total fair value
As at January 1, 2019
Borrowings	24	30,260	30,260	25,525
Non-current lease liabilities	16	1,783	1,783	N/A
Current lease liabilities	16	1,209	1,209	N/A
Trade and other payables	26	16,682	16,682	16,682
Total		49,934	49,934	42,207

As at December 31, 2019
Borrowings	24	114,467	114,467	154,557
Non-current lease liabilities	16	13,065	13,065	N/A
Current lease liabilities	16	1,514	1,514	N/A
Trade and other payables	26	18,491	18,491	18,491
Total		147,537	147,537	173,048

As at December 31, 2020
Borrowings	24	159,610	159,610	246,424
Non-current lease liabilities	16	12,077	12,077	N/A
Current lease liabilities	16	1,826	1,826	N/A
Trade and other payables	26	12,627	12,627	12,627
Total		186,140	186,140	259,051

Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.

Fair value measurement

Assets and liabilities measured at fair value

At the end of each period presented, the Group has recorded a derivative financial instrument (interest rate cap) at fair value in the consolidated statement of financial position, which is presented within the non-current other financial assets. The Group did not have any other assets and liabilities that were measured at fair value.

The interest rate cap qualifies for the level 2 category in the fair value hierarchy due to the fact that it is not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. The Group does not have any assets and liabilities that qualify for the level 1 and level 3 categories. There were no transfers between level 1, 2 and 3 during any of the periods presented.

The fair value of the Group’s assets measured at fair value are disclosed in the table in this note.

Fair value of assets and liabilities not measured at fair value

The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.

Borrowings:

For the senior debt, the fair value does not materially differ from its carrying amount because the interest payable on the loan is based on market interest rates. For the shareholder loans, the fair value differs from its carrying amount because the interest payable on the loans is fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.

The fair value of the Group’s liabilities not measured at fair value are disclosed in the table in this note.

Specific valuation techniques to determine fair values

Specific valuation techniques used to value financial instruments include:

•	interest rate cap derivative: option pricing model;

•	borrowings: discounted cash flow analysis using a market interest rate.

29. Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management

Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap

Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets.	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.

Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.

The Group’s management oversees the management of these risks. The Group’s management is supported by the Finance department that advises on financial risks and the appropriate financial risk governance framework for the Group. The Group’s risk management is predominantly controlled by the Finance department under policies approved by the Executive Board. The Executive Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments. Since the largest part of the Group’s assets, liabilities, and transactions are denominated in euro, the market risk of foreign exchange is considered not to be significant. There are no changes compared to the previous period.

Market risk: Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of an interest rate cap. During the years ended December 31, 2020 and 2019, the Group’s borrowings at a variable rate were denominated in euro.

The Group’s borrowings are carried at amortized cost.

As at December 31, 2020, approximately 58% of the Group’s borrowings are at a fixed rate of interest (December 31, 2019: 74%, January 1, 2019: 100%). An analysis by maturities is provided below.

Instruments used by the Group

The Group has an interest rate cap in place with a notional of €67,887 thousand (December 31, 2019: €37,875 thousand) which matures in May 2026. As at December 31, 2020, the interest rate cap covers approximately 90% (December 31, 2019: 100%) of the variable loan principal outstanding. The strike price changes over time and ranges between 0.72% and 1.76%. The interest rate cap mitigates at least 69% of the variable debt outstanding, as the notional of the derivative instrument and the senior debt facility changes over time. The remaining cash flow risk is accepted.

The interest rate cap requires settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the senior debt.

Sensitivity

The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates. Equity is not impacted as no hedge accounting is applied, and no investments are accounted for at fair value through other comprehensive income.

	Impact on post-tax loss
(in €‘000)	2020	2019
Interest rates – increase by 10 basis points*	58	23
Interest rates – decrease by 10 basis points*	(41)	(16)

*	Keeping all other variables constant.

Global regulators and central banks have been driving international efforts to reform key benchmark interest rates. The market is therefore in transition to alternative risk-free reference rates. Although limited impact is expected on the Euribor, the Company is in the process of evaluating the implications of such a phase out. The Company has no interest rate hedging relationships which are affected by the reform and does not expect any significant impact on existing contracts due to a change in the interest rates. The Company will continue to monitor market developments.

Credit risk

The Group is exposed to credit risk from its operating activities (primarily trade receivables and contract assets) and from its financing activities, including deposits with banks.

Risk management

Credit risk is managed on a Group basis. The Group is doing business with creditworthy companies and has a strict policy of cash collection.

Customer credit risk is managed by the Finance department subject to the Group’s established policy, procedures and control relating to customer credit risk management. The credit quality of customers is assessed, taking into account its financial position, past experience and other factors. Outstanding customer receivables and contract assets are regularly monitored, and any major orders are generally covered by prepayments or other forms of credit insurance obtained from reputable banks and other financial institutions.

At December 31, 2020, the Group had 11 customers (December 31, 2019: 10; January 1, 2019: 5) that owed the Group more than €200 thousand each and accounted for approximately 91% (December 31, 2019: 75%; January 1, 2019: 83) of the total amount of trade receivables and contract assets. There was 1 customer (December 31, 2019: 1; January 1, 2019: 2) with a balance greater than €2 million accounting for just over 74% (December 31, 2019: 36%; January 1, 2019: 63%) of the total amount of trade receivables and contract assets.

Impairment of financial assets

The Group has four types of financial assets that are subject to the expected credit loss (“ECL”) model:

•	trade receivables;

•	contract assets;

•	pledged bank balances;

•	cash and cash equivalents.

While cash and cash equivalents and pledged bank balances (refer to Note 21 and Note 18, respectively) are also subject to the impairment requirements of IFRS 9, no impairments were required to be recognized on these financial assets due to their definition of being subject to an insignificant risk of changes in value.

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets disclosed in Note 28.

The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets.

To measure the ECLs, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2020 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.

On that basis, the loss allowance as at December 31, 2020, December 31, 2019 and January 1, 2019 was determined as follows for both trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 – 60 days past due	61 – 90 days past due	91+ days past due	Total
As at January 1, 2019
Expected loss rate (in %)	0.01%	0.02%	0.05%	0.05%	0.03%
Gross carrying amount – trade receivables	5,488	732	165	119	1,014	7,519
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	—	1
As at December 31, 2019
Expected loss rate (in %)	0.01%	0.03%	0.06%	0.11%	0.05%
Gross carrying amount – trade receivables	7,140	847	438	(89)	91	8,427
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	—	1
As at December 31, 2020
Expected loss rate (in %)	0.00%	0.01%	0.02%	0.02%	0.01%
Gross carrying amount – trade receivables	12,526	6,531	2,174	406	1,556	23,193
Gross carrying amount – contract assets	41	—	—	—	—	41
Loss allowance	1	—	—	—	—	2

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of over 60 days past due.

For the loss allowances for trade receivables and contract assets for each period presented, refer to Note 19.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines. The Group has been predominantly contracting customers of sound commercial standing and their payment behavior was generally good. Refer to Note 2.2 for details about the Group’s financial position and the going concern assumption applied in preparing the consolidated financial statements.

As disclosed in Note 18, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lender and pledged bank balances in relation to bank guarantees issued to suppliers of the Group.

The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 30. In this case, funding via the senior debt funding would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities) and cash and cash equivalents (Note 21) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

Financing arrangements

The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2020	December 31, 2019	January 1, 2019
Expiring beyond one year—Senior debt	44,315	82,655	—

The senior debt funding may be drawn if the drawdown covenants are met, in euros and has an average maturity of approximately 6 years (December 31, 2019: 7 years).

Maturities of financial liabilities

The tables below analyzes the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The table includes only non-derivative financial liabilities, as there are no derivative financial liabilities.

The amounts disclosed in the table are the contractual undiscounted cash flows (including interest payments). Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at January 1, 2019
Borrowings	30,260	118,603	—	—	—	—	118,603
Lease liabilities	2,992	16,400	547	543	1,220	4,025	10,065
Trade and other payables	16,682	16,682	16,682	—	—	—	—
Total	49,934	151,685	17,229	543	1,220	4,025	128,668
As at December 31, 2019
Borrowings	114,467	471,546	955	1,755	4,509	19,458	444,869
Lease liabilities	14,579	17,541	805	1,063	1,940	4,382	9,351
Trade and other payables	18,491	18,491	18,491	—	—	—	—
Total	147,537	507,578	20,251	2,818	6,449	23,840	454,220
As at December 31, 2020
Borrowings	159,610	468,395	1,877	2,633	6,151	20,255	437,479
Lease liabilities	13,903	15,689	982	969	1,801	3,593	8,344
Trade and other payables	12,627	12,627	12,627	—	—	—	—
Total	186,140	496,711	15,486	3,602	7,952	23,848	445,823

30. Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. Refer to Note 22 and Note 23 for the quantitative disclosures of the Company’s share capital, share premium and other reserves.

The objective of capital management is to secure financial flexibility to maintain long-term business operations. The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payments to shareholders, return capital to shareholders or issue new shares or other financial instruments.

The Group has not paid any dividends since its incorporation. The Group expects to retain all earnings, if any, generated by operations for the development and growth of its business and does not anticipate paying any dividends to shareholders in the foreseeable future. The Group has secured financing for its operations through a senior debt bank facility, which is disclosed in Note 24.

No changes were made in the objectives for managing capital during the years ended December 31, 2020 and 2019.

Loan covenants

Under the terms of the senior debt bank facility, the Group is required to comply with financial covenants related to earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenue and interest expenses:

1.	Group’s EBITDA margin ratio: calculated on a consolidated level as (EBITDA / Revenue) X 100.

2.	Group’s EBITDA: calculated on a consolidated basis.

3.	Interest coverage ratio: calculated on a consolidated basis as (Revenue / interest paid).

EBITDA margin thresholds are defined at the level of Allego B.V. as well, which are required to be met together with the aforementioned thresholds for the Group.

Breaching the requirements would cause a drawdown stop. Continuing breaches in the financial covenants would permit the bank to immediately call the debt. The Group may within twenty business days from the occurrence of a breach of the loan covenants provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenant levels) which are proposed to be implemented in order to remedy a breach of the loan covenants. In addition to the drawdown stop thresholds, a default status would occur if ratios would deteriorate further. This could lead to the loan to become immediately due and payable.

The Group has complied with these covenants throughout all reporting periods presented. The Group met its covenants that were determined based on the Dutch GAAP financial statements of the Company, as required by the terms and conditions of the senior debt bank facility. As the Group transitioned to IFRS, the loan covenants will need to be revisited with the lenders as per the facility agreement.

The target (drawdown stop) covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing date of loan covenants	EBITDA margin	EBITDA	Interest coverage
December 31, 2020	-26.03%	-/- €18.4 million	11.26x
June 30, 2021	-13.12%	-/- €13.2 million	10.00x
December 31, 2021	-6.29%	-/- €8.2 million	10.50x
June 30, 2022	1.18%	Unconditional	11.80x
December 31, 2022	2.15%	Unconditional	12.78x
June 30, 2023	3.16%	Unconditional	14.19x
December 31, 2023	3.90%	Unconditional	15.48x
June 30, 2024	4.57%	Unconditional	17.06x
December 31, 2024	5.11%	Unconditional	18.77x
June 30, 2025	5.37%	Unconditional	21.60x
December 31, 2025	5.55%	Unconditional	24.21x

For the year ended December 31, 2020, the actual covenant ratios (based on Dutch GAAP) were as follows: EBITDA margin of negative 25.84%, EBITDA of negative €15.3 million and interest coverage ratio of 16.20x.

In the preparation of its consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. The Group considered the likelihood of a breach occurring as higher than remote as the Group incurred losses during the first years of its operations, even though the Group has complied with these covenants throughout all reporting periods presented and expects to continue to meet financial covenants performance criteria.

31. Commitments and contingencies

Purchase commitments for chargers and charging infrastructure

Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2020 were €4,354 thousand (December 31, 2019: €4,632 thousand; January 1, 2019: €1,043 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under EPC contracts entered into with its customers (inventory).

32. Related-party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Relationship with the Mega-E Group

After the sale of Mega-E Charging B.V. (“Mega-E”) to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, Mega-E and its subsidiaries (the “Mega-E Group”) became related parties under common control (please also refer to Note 33.2 for more information).

Subsequent to the sale, the Group entered into several EPC and O&M contracts with the Mega-E Group to construct and operate charging stations across Europe. The EPC agreements relate to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designated areas. The Group receives a fixed contract price for these services.

The O&M agreements relate to the operation and maintenance of the delivered electric vehicle charging infrastructure by the Group to the Mega-E Group. The services consist of the technical operation of the charging stations, revenue management, maintenance, providing pricing recommendations and providing access to the Group’s EV Cloud platform. The Group receives a service fee that contains both fixed and variable fees per charging session.

Terms and conditions of transactions with related parties

Management services were bought from the immediate parent entity for a fixed fee. All other transactions were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured. Asset and liability positions can either be offset or can be settled in cash. No loss allowance is recognized on these balances.

32.1 Transactions with related parties

(in €‘000)	Relationship	2020	2019
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		7,530	5,568
Management fee		1,425	25
Reimbursement of marketing expenses		1,568	—
Share-based payment expenses		7,100	—
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		10,702	8,739

Share-based payment expenses

On December 16, 2020, the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm. Madeleine has the obligation to settle the agreement, but the Group accounts for the Special Fees Agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group does not have an obligation to settle the share-based payment awards with the consulting firm in cash or equity instruments and therefore the total arrangement is classified as an equity-settled share-based payment arrangement. Refer to Note 10 for details on the Special Fees Agreement.

32.2 Balances with related parties

At December 31, 2020, December 31, 2019 and January 1, 2019, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2020	December 31, 2019	January 1, 2019
Madeleine Charging B.V.	Immediate parent entity
Shareholder loans		92,031	84,502	30,260
Current payables to related party		31	175	—
Opera Charging B.V.	Parent entity
Current receivables from related party		8	—	—
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Trade receivables from related party		18,648	3,449	—
Trade payables to related party		(23)	—	—
Contract assets with related party		—	—	—
Contract liability with related party		(4,449)	(2,552)	—
Other current receivables from related party		3	34	—

32.3 Remuneration of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers all members of the Executive Board to be key management personnel as defined in IAS 24 Related party disclosures. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO), the chief operating officer (COO) and the chief technology officer (CTO).

The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2020 and 2019:

(in €‘000)	2020	2019
Short-term employee benefits	1,675	894
Long-term employee benefits	—	—
Post-employment benefits	—	—
Termination benefits	283	—
Share-based payments	2,450	—
Total	4,408	894

Share-based payments

On December 16, 2020, the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), under which share-based payment awards are provided to an external consulting firm (refer to Note 10 for details). Prior to joining the Company as members of the Executive Board, two directors were contractors of the external consulting firm, in which capacity they provided management services related to the Company to Madeleine, the Company’s immediate shareholder.

The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the Agreement. Therefore, the Group has considered that a portion of the share-based payment expenses represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2020, that portion of the share-based payment expenses amounted to €2,450 thousand.

The remaining amount of the total share-based payment expenses of €4,650 thousand is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 8 and Note 10 for details).

33. Group information

33.1	List of principal subsidiaries

The Group’s principal subsidiaries as at December 31, 2020, December 31, 2019 and January 1, 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

			Ownership interest held by the Group
Name of entity	Place of business/country of incorporation	Principle activities	2020	2019	January 1, 2019
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Mega-E Charging B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles at MEGA-E sites	—	—	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%
Allego, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%
Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB3	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	—

[3]	Allego Sweden AB was incorporated in 2019.

33.2 Changes to the composition of the Group

In December 2019, the Company sold its interest in Mega-E Charging B.V. (“Mega-E”) under common control to the French investor Meridiam EM SAS, which is a related party under common control of Meridiam SAS. Prior to the transaction, Mega-E’s operations were limited. The sale did not result in a material result on disposal for the Group.

After the sale of Mega-E to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, Mega-E was no longer a subsidiary, but Mega-E Charging B.V. and its subsidiaries (the “Mega-E Group”) became related parties under common control.

Subsequent to the sale, the Group entered into several EPC and O&M contracts with the Mega-E Group to construct and operate charging stations across Europe. The EPC agreements relate to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designated areas. The Group receives a fixed contract price for these services.

The O&M agreements relate to the operation and maintenance of the delivered electric vehicle charging infrastructure by the Group to the Mega-E Group. The services consist of the technical operation of the charging stations, revenue management, maintenance, providing pricing recommendations and providing access to the Group’s EV Cloud platform. The Group receives a service fee that contains both fixed and variable fees per charging session.

After the transaction, the Group continues to have a relationship with Mega-E. The relationship is that of a customer and service provider. Refer to Note 3.1.3 for details about the judgments applied by the Group in assessing its continued involvement in Mega-E.

34. Subsequent events

The following events occurred after December 31, 2020:

Merger between the Company and Spartan Acquisition Corp. III

On July 28, 2021, the Company announced the anticipated merger (“the transaction”) between the Company and Spartan Acquisition Corp. III (“Spartan”). On July 28, 2021, the Company and Spartan signed a business combination agreement (“BCA”). Spartan is currently listed on the New York Stock Exchange (“NYSE”) in the United States (NYSE: SPAQ).

In connection with the merger, a new public limited liability parent company (naamloze vennootschap) under Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. As a result of the merger, Spartan will cease to exist. The combined company is expected to receive approximately €572 million ($702 million4) of gross proceeds5 from a combination of a fully committed common stock PIPE offering of €122 million ($150 million5) at €8.15 ($10.004) per share, along with approximately €450 million ($552 million5) of cash held in trust, assuming no redemptions.

Meridiam — the existing shareholder of the Company — will roll 100% of its equity and, together with management and former advisors, will retain approximately 72% of the combined entity, assuming no redemptions. Upon completion of the transaction, the combined company will operate under the Allego name, and will be listed on the NYSE in the United States under the ticker symbol “ALLG”. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions.

[4]	Translated at the EUR/USD exchange rate as at 31 December 2020.
[5]	Gross proceeds: not inclusive of estimated transaction expenses.

Management has assessed the expected accounting treatment of the transaction on the Group’s consolidated financial statements. As Spartan does not constitute a business, the transaction is not in scope of IFRS 3 Business Combinations. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment. The transaction will be accounted for as a recapitalization in which the Company will issue shares in exchange for the net assets of Spartan. The difference between the fair value of the shares issued by the Company and the fair value of the identifiable net assets of Spartan will be treated as costs for the service of obtaining a listing and expensed in the period in which the transaction closes.

Purchase option to acquire Mega-E Charging B.V.

On July 28, 2021, the Company and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E Charging B.V. The Company paid a consideration of € nil for the option. The call option can be exercised by the Company at the earliest on January 15, 2022, and within the six-month period thereafter. The purchase price under the option amounts to €9,456 thousand. The exercise of the call option by the Company is conditional upon satisfaction of the transaction contemplated under the BCA.

Dismantling of fiscal unity

As of June 1, 2018, the Company and its Dutch wholly-owned subsidiaries form a fiscal unity with Madeleine — the Company’s immediate parent entity — and Opera Charging B.V. (parent entity of Madeleine) for corporate income tax and value-added tax purposes. The completion of the transaction will result in the dismantling of the corporate income tax fiscal unity. The Company is currently preparing a ruling request to the Dutch tax authorities regarding the consequences of the dismantling of the corporate tax income fiscal unity and will subsequently initiate the dialogue with the Dutch tax authorities in this respect.

Amendments to Special Fees Agreement

On December 16, 2020, Madeleine — the Company’s immediate parent entity — entered into a Special Fees Agreement (the “Agreement”), pursuant to which an external consulting firm provides services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (refer to Note 10 for more information).

In January 2021, the Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed.

Based on an amendment to the Agreement in April 2021, the external consulting firm will be entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such an admission occurs, the external consulting firm shall have the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company or the relevant Allego group company. Additionally, the Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group.

On July 28, 2021, the Agreement was amended to specify certain terms relating to the payment of fees to E8 Investor in connection with the Business Combination.

In 2021, the parties to the BCA — Meridiam SAS, Spartan and the Company — agreed that the cash payments to be made by Meridiam under the Agreement will be recharged to the Company or its legal successor. However, this repayment agreement does not result in an obligation for the Company to settle the Agreement. Therefore, this does not change the accounting treatment of the Agreement as disclosed in Note 10.

Purchase options to acquire a software company

On March 26, 2021, the Company entered into two option agreements to acquire 8.50% of the share capital of a software company — a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which holds 42.0% of the share capital of the same software company. The Company paid a total consideration of €1,500 thousand for both options. The purchase price under the options amounts to €30,300 thousand and the options can be exercised up to and until November 30, 2021.

Drawdown on senior debt facility

On March 31, 2021, the Group completed a drawdown of €24,202 thousand on its senior debt bank facility. The terms and conditions of the senior debt bank facility are disclosed in Note 24.

Collective labor agreement

As at December 31, 2020, the Group has consulted with its employees on removing the existing collective labor agreement and creating a company specific agreement. This has been accepted by the union members in March 2021.

Allego Holding B.V.

Unaudited interim condensed

consolidated financial statements

For the six months ended June 30, 2021 and 2020

Interim condensed consolidated statement of profit or loss for the six months ended June 30, 2021 and 2020 (unaudited)

(in €‘000)	Notes	2021	2020
Revenue from contracts with customers	5
Charging sessions		11,006	6,513
Service revenue from the sale of charging equipment		4,326	4,686
Service revenue from installation services		3,693	4,692
Service revenue from operation and maintenance of charging equipment		1,393	559
Total revenue from contracts with customers		20,418	16,450
Cost of sales (excluding depreciation and amortization expenses)		(13,705)	(10,404)
Gross profit		6,713	6,046

Other income	6	2,322	2,464
Selling and distribution expenses		(1,142)	(2,427)
General and administrative expenses	7	(126,908)	(21,566)
Operating loss		(119,015)	(15,483)

Finance costs		(7,031)	(4,958)
Loss before income tax		(126,046)	(20,441)

Income tax	13	(597)	(35)
Loss for the half-year		(126,643)	(20,476)

Attributable to:
Equity holders of the Company		(126,643)	(20,476)

Loss per share:
Basic and diluted loss per ordinary share		(1,266)	(205)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2021 and 2020 (unaudited)

(in €‘000)	Notes	2021	2020

Loss for the half-year		(126,643)	(20,476)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		(14)	7
Income tax related to these items		—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(14)	7
Other comprehensive income/(loss) for the half-year, net of tax		(14)	7

Total comprehensive income/(loss) for the half-year, net of tax		(126,657)	(20,469)

Attributable to:
Equity holders of the Company		(126,657)	(20,469)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position as at June 30, 2021 (unaudited) and December 31, 2020

(in €‘000)	Notes	June 30, 2021	December 31, 2020[1]

Assets
Non-current assets
Property, plant and equipment	9	44,710	40,464
Intangible assets	9	2,744	4,010
Right-of-use assets		12,684	13,614
Deferred tax assets		722	722
Other financial assets	10	18,530	16,426
Total non-current assets		79,390	75,236

Current assets
Inventories		5,196	4,925
Prepayments		9,637	8,114
Trade and other receivables		47,092	25,076
Contract assets		—	41
Other financial assets	10	1,730	—
Cash and cash equivalents		6,010	8,274
Total current assets		69,665	46,430

Total assets		149,055	121,666

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

[1]	Consolidated statement of financial position as at December 31, 2020 audited.

Interim condensed consolidated statement of financial position as at June 30, 2021 (unaudited) and December 31, 2020

(in €‘000)	Notes	June 30, 2021	December 31, 2020[2]

Equity
Share capital		1	1
Share premium		36,415	36,947
Reserves		2,590	3,823
Retained earnings		(135,120)	(114,515)
Total equity		(96,114)	(73,744)

Non-current liabilities
Borrowings	12	188,426	159,610
Lease liabilities		11,211	12,077
Provisions		149	207
Total non-current liabilities		199,786	171,894

Current liabilities
Trade and other payables		29,947	13,739
Contract liabilities		12,658	7,278
Current tax liabilities		830	309
Lease liabilities		1,813	1,826
Provisions		135	364
Total current liabilities		45,383	23,516

Total liabilities		245,169	195,410

Total equity and liabilities		149,055	121,666

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

[2]	Consolidated statement of financial position as at December 31, 2020 audited.

Interim condensed consolidated statement of changes in equity for the six months ended June 30, 2021 and 2020 (unaudited)

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Retained earnings	Total equity
As at January 1, 2020		1	36,947	4,592	(79,136)	(37,596)
Loss for the half-year		—	—	—	(20,476)	(20,476)
Other comprehensive income/(loss) for the half-year		—	—	7	—	7
Total comprehensive income/(loss) for the half-year		—	—	7	(20,476)	(20,469)
Other changes in reserves	9	—	—	481	(481)	—
As at June 30, 2020		1	36,947	5,080	(100,093)	(58,065)
As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)

Loss for the half-year		—	—	—	(126,643)	(126,643)
Other comprehensive income/(loss) for the half-year		—	—	(14)	—	(14)
Total comprehensive income/(loss) for the half-year		—	—	(14)	(126,643)	(126,657)
Other changes in reserves	9	—	—	(1,219)	1,219	—
Share-based payment expenses	7	—	—	—	104,819	104,819
Transaction costs, net of tax	11	—	(532)	—	—	(532)
As at June 30, 2021		1	36,415	2,590	(135,120)	(96,114)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows for the six months ended June 30, 2021 and 2020 (unaudited)

(in €‘000)	Notes	2021	2020

Cash flows from operating activities
Cash generated from/(used in) operations	8	(13,209)	(9,098)
Interest paid		(2,680)	(1,105)
Income taxes paid		(220)	—
Net cash flows from/(used in) operating activities		(16,109)	(10,203)

Cash flows from investing activities
Purchase of property, plant and equipment	9	(10,071)	(8,258)
Proceeds from sale of property, plant and equipment	9	412	229
Purchase of intangible assets	9	(40)	(1,768)
Proceeds from investment grants		2,275	542
Payment of derivative premiums	10	(1,500)	—
Net cash flows from/(used in) investment activities		(8,924)	(9,255)

Cash flows from financing activities
Proceeds from borrowings	12	24,202	—
Payment of principal portion of lease liabilities		(907)	(707)
Payment of transaction costs	11	(532)	—
Net cash flows from/(used in) financing activities		22,763	(707)

Net increase/(decrease) in cash and cash equivalents		(2,270)	(20,165)
Cash and cash equivalents at the beginning of the half-year		8,274	21,277
Effect of exchange rate changes on cash and cash equivalents		6	(10)
Cash and cash equivalents at the end of the half-year		6,010	1,102

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements

Index to notes to the unaudited interim condensed consolidated financial statements

1.	Reporting entity		F-96
2.	Basis of preparation and changes to the Group’s accounting policies		F-96
	2.1	Basis of preparation	F-96
	2.2	Going concern assumption and financial position	F-97
	2.3	Significant accounting policies	F-98
	2.4	New accounting standards, interpretations and amendments adopted by the Group	F-99
3.	Significant accounting estimates, assumptions and judgments		F-99
	3.1	Judgments	F-100
	3.2	Estimates and assumptions	F-100
4.	Segmentation		F-101
5.	Revenue from contracts with customers		F-102
6.	Other income		F-102
7.	Share-based payments		F-103
8.	Cash generated from operations		F-105
9.	Property, plant and equipment and intangible assets		F-105
10.	Other financial assets		F-106
11.	Transactions costs on new equity instruments		F-107
12.	Borrowings		F-107
13.	Income tax		F-109
14.	Financial instruments		F-110
15.	Fair value measurement		F-111
16.	Financial risk management		F-113
17.	Commitments and contingencies		F-113
18.	Related-party transactions		F-114
	18.1 Related-party transactions		F-114
19.	Subsequent events		F-114

1.	Reporting entity

Allego Holding B.V. (“Allego”, “Allego Holding” or “the Company”) is a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) with its registered seat and head office in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 LB1, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 73283754. The Company was incorporated on December 6, 2018 under the laws of the Netherlands.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with one EV Cloud platform and additional service support. The shares of Allego Holding are held by Madeleine Charging B.V. (“Madeleine”) which is an indirectly wholly-owned subsidiary of Meridiam SAS (“Meridiam”). Meridiam — the Company’s ultimate parent — is a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the sectors mobility, energy transition and social infrastructure.

These financial statements are interim condensed consolidated financial statements for the group consisting of Allego Holding B.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”).

Purpose of these interim condensed consolidated financial statements

These interim condensed consolidated financial statements have been prepared for the purpose of the anticipated merger (“the Transaction”) between the Company and Spartan Acquisition Corp. III (“Spartan”). In connection with the merger, a new public limited liability parent company (naamloze vennootschap) under Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. As a result of the merger, Spartan will cease to exist.

Upon completion of the transaction, the combined company will operate under the Allego name, and will be listed on the NYSE in the United States under the ticker symbol “ALLG”. Refer to Note 19 for more details on the transaction.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1 Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2021, have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and are unaudited.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2020.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the interim condensed consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.

The interim condensed consolidated financial statements were prepared by the Executive Board and were authorized for issue in accordance with a resolution of the Executive Board on December 14, 2021.

2.2 Going concern assumption and financial position

The Group’s scale of operations

The Group designs, builds and operates charging solutions for electric vehicles in Europe. The Group’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products in combination with one EV Cloud platform and additional service support (refer to Note 1). The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. Start-up losses are inherently associated with the business as charging points need to become known to users. As a result, the Group incurred losses during the first years of its operations and expects to continue to incur losses in the next twelve to eighteen months. Therefore, the Group relies heavily on financing from its existing shareholder and banks to finance its operations and scale-up of the business.

Further envisioned growth — in line with the Group’s strategy — will require additional significant investments. The Group is currently in the process of securing funding to finance these investments.

Financial position of the Group

As at June 30, 2021, the losses incurred during the first years of its operations resulted in a negative equity of €96,114 thousand (December 31, 2020: negative €73,744 thousand) and cash and cash equivalents of €6,010 thousand (December 31, 2020: €8,274 thousand). The resulting deficits have been funded by borrowings from the Company’s shareholder and banks. In the interim condensed consolidated statement of financial position as at June 30, 2021, the carrying value of the senior debt amounts to €92,149 thousand (December 31, 2020: €67,579 thousand) and the carrying amount of the shareholder loans amounts to €96,277 thousand (December 31, 2020: €92,031 thousand), including accrued interest. As of November 30, 2021, the Group had cash and cash equivalents of €2,040 thousand.

Impact of COVID-19

The results for the six months ended June 30, 2021 have been impacted by COVID-19. During the first quarter of 2021, traffic by EV-drivers and consumed energy levels declined as a result of COVID-19 lockdown measures imposed by governments throughout Europe. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half-year of 2021.

During the six months ended June 30, 2021 and 2020, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.

Financing

On May 27, 2019, the Group entered into a senior debt bank facility (“the facility”), totaling €120 million, with Société Générale and KommunalKredit (“the lenders”), that is expected to address the Group’s funding needs in the short-term. On March 31, 2021, the Group completed a drawdown on the facility of €24,202 thousand. This resulted in an undrawn amount under the facility of €20,113 thousand as of that date. On September 30, 2021, and December 2, 2021, the Group completed drawdowns on the facility of €5,660 thousand and €14,452 thousand, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement. For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP. The Company expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants.

In addition, the Company’s shareholder has issued loans to the Group. The principal and accrued interest of the shareholder loans will mature in 2035. The Group continues to seek for additional funding solutions to accelerate future growth and expansion.

Refer to Note 12 for information on the terms and conditions of the senior debt bank facility and the shareholder loans and for information on loan covenants related to the senior debt bank facility.

Liquidity forecasts

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. The liquidity forecast incorporates current cash levels, revenue projections and a detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues. The liquidity forecasts incorporate any (new) potential impact from the COVID-19 outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic.

The Group requires additional financing for additional development activities and operations. Management plans to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half-year of 2021, and with an anticipated US public listing. This listing will take place via a merger with Spartan — a Special Purpose Acquisition Company (“SPAC”) — and the transaction is expected to be completed in the first quarter of 2022. Securing additional funding — by raising additional equity or debt financing or through the SPAC transaction — is important for the Group’s ability to continue as a going concern. For more information on the anticipated merger refer to Note 19.

However, there is no assurance that the Group’s plans to raise capital or to complete the merger (subject to customary closing conditions which are outside the control of the Group) will be successful. In the event the Group is unable to timely realize the above actions and events, the Group may be required to seek additional equity or debt financing to continue to execute its business plan, which the Group may not be able to raise on acceptable terms, or at all.

The Group depends on external financing both in the short and long-term and the timing and realization of such financing is inherently uncertain. As a result, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern and therefore whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the interim condensed consolidated financial statements.

The Group expects to be able to meet its financing requirements in the short-term using the drawdowns on its existing senior debt bank facility that were completed during the second half-year of 2021 and its cash flows from operations in line with its liquidity forecasts. In the long-term, the Group expects to be able to secure its financing requirements through the completion of the SPAC transaction (refer to Note 19 for details). The SPAC transaction is expected to be completed in the first quarter of 2022. Therefore, the interim condensed consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

2.3 Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2020, except for the adoption of new standards effective as of January 1, 2021, and the adoption of new accounting policies as indicated in Note 2.4.

2.3.1 Leases

Lessor

When the Group acts as a lessor, it determines at lease commencement whether each lease is a finance lease or an operating lease. To classify each lease, the Group makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, the lease is classified as a finance lease. If this is not the case, the lease is classified as an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset and whether, at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 Revenue from Contracts with Customers to allocate the consideration in the contract.

When the Group is an intermediate lessor, it accounts for its interests in the head-lease and the sublease separately. It assesses the lease classification of a sublease with reference to the right-of-use asset arising from the head-lease, not with reference to the underlying asset.

Operating subleases

The Group subleases some of its leased office buildings to third parties. The contractual term of subleases of office buildings is typically set at three years but is in no event longer than the lease term of the head-lease. Subleases may have extension and/or termination options that are typically exercisable only by the lessee and not by the Group. All subleases of the Group’s leased office buildings are classified as operating subleases.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of “other income/(expenses)”.

The Group has classified cash flows received from operating leases as cash flows from operating activities. Cash flows from the principal and interest of the finance lease receivables received are classified as cash flows from investing activities.

2.4 New accounting standards, interpretations and amendments adopted by the Group

A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

3.	Significant accounting estimates, assumptions and judgments

The preparation of the Group’s interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.

The significant accounting estimates, assumptions and judgments applied in preparing these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2020, except for new estimates and assumptions as indicated below.

3.1 Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements.

3.1.1 Accounting for the (amended) Special Fees Agreement

On December 16, 2020 (‘the grant date’), the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), pursuant which an external consulting firm provides services to Madeleine and the Group relating to a contemplated share transaction (a “Liquidity Event”). As consideration for these services, the consulting firm is entitled to fees in cash and in shares based on the value of the Company in relation to a future Liquidity Event, payable by Madeleine. As is described within the Group’s annual consolidated financial statements for the year ended December 31, 2020, the Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.

The Group concluded the total fair value of the grant should be recognized between the grant date and the estimated date of the Liquidity Event as the Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until a Liquidity Event takes place. The Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.

In January 2021, the Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. Another amendment in April 2021, provides the external consulting firm with the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company and the Agreement was extended until December 31, 2028. Management assessed and reflected these changes by re-estimating the service period and the total fair value of the grant.

Refer to Note 7 for further details on the accounting for the Agreement.

3.2 Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within future periods, are described below.

The Group based its assumptions and estimates on parameters available when the interim condensed consolidated financial statements were prepared and are based on historical experience and other factors that are considered to be relevant. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

3.2.1 Valuation of purchase options to acquire an unlisted software company

The fair value of the purchase options recorded in the interim condensed consolidated statement of financial position cannot be measured based on quoted prices in active markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgments include considerations of inputs such as the market value of the underlying assets (i.e. spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.

The assumptions and model used for estimating the fair value of the purchase options to acquire an unlisted software company are disclosed in Note 15.

4.	Segmentation

The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the (interim condensed) consolidated financial statements. Further financial information, including Adjusted EBITDA, employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level and uses Adjusted EBITDA as the key performance measure to manage the business. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, amortization and impairments, adjusted for restructuring costs and share-based payment expenses. Adjusted EBITDA is the key performance measure for the CODM as it is believed to be a useful measure to monitor funding, growth and to decide on future business plans.

As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.

Segment financial information

As the Group only has one reporting segment, all relevant financial information is disclosed in the interim condensed consolidated financial statements.

Reconciliation of Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure and reconciles to loss before income tax in the interim condensed consolidated statement of profit or loss as follows:

		For the six months ended June 30,
(in €‘000)	Notes	2021	2020
Adjusted EBITDA		(3,827)	(7,633)
Share-based payment expenses	7	(104,819)	—
Transaction costs		(4,643)	—
Restructuring costs		—	(3,804)
Depreciation and impairments of property, plant and equipment	9	(3,460)	(1,753)
Depreciation and impairments of right-of-use assets		(960)	(790)
Amortization and impairments of intangible assets	9	(1,306)	(1,503)
Finance costs		(7,031)	(4,958)
Loss before income tax		(126,046)	(20,441)

Transactions costs comprise costs incurred by the Group during the six months ended June 30, 2021, in relation to the Transaction which are not directly related to the issuance of new equity instruments. Transaction costs incurred by the Group which are directly related to the issuance of new equity instruments have been recorded as a deduction to share premium (refer to Note 11 for details).

Revenue from external customers

The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

	For the six months ended June 30,
(in €‘000)	2021	2020
The Netherlands	14,431	11,334
Belgium	1,436	644
Germany	3,391	1,991
France	754	43
Other	406	2,438
Total	20,418	16,450

5.	Revenue from contracts with customers

Disaggregation and timing of revenue from contracts with customers

Set out below is the disaggregation of the Group’s revenue from contracts with customers.

	For the six months ended June 30,
(in €‘000)	2021	2020
Type of goods or service
Charging sessions	11,006	6,513
Service revenue from the sale of charging equipment	4,326	4,686
Service revenue from installation services	3,693	4,692
Service revenue from operation and maintenance of charging equipment	1,393	559
Total revenue from external customers	20,418	16,450

Timing of revenue recognition
Services transferred over time	5,085	5,251
Goods and services transferred point in time	15,333	11,199
Total revenue from external customers	20,418	16,450

6.	Other income

	For the six months ended June 30,
(in €‘000)	2021	2020
Government grants	267	1,284
Income from sale of HBE certificates	1,954	1,177
Net gain/(loss) on disposal of property, plant and equipment	1	3
Sublease rental income	100	—
Total	2,322	2,464

Sublease rental income

During the six months ended June 30, 2021, the Group entered into a sublease rental agreement with a third party for one of its office buildings. In the interim condensed consolidated statement of profit or loss for the six months ended June 30, 2021, the Group recognized sublease rental income of €100 thousand (June 30, 2020: € nil).

7.	Share-based payments

Special Fees Agreement and amendments

On December 16, 2020, the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), pursuant to which an external consulting firm provides services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). As consideration for these services, the consulting firm is entitled to fees payable by Madeleine in cash (“Part A”) and in shares (“Part B”) based on the value of the Group in relation to future Liquidity Events. The amount of the Part A fees shall be paid directly after the closing of a Liquidity Event. Part B of the fees provides the consulting firm the right, prior to closing, to subscribe for new shares to be issued by an Allego group company at the nominal value of such shares.

The number of shares that the consulting firm may subscribe for is determined based on the equity value of the Company at closing. However, the consulting firm is only entitled to shares if the equity value at closing is at least 20% higher than the initial equity value of the Company as agreed in the Agreement as at December 16, 2020. The maximum number of shares the consulting firm was entitled to acquire under the original Agreement was equal to 10% of the share capital of the applicable Allego group company.

The Agreement was amended during the first six months ended June 30, 2021. In January 2021, the Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. In April 2021, the Agreement was amended whereby the external consulting firm will be entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such an admission occurs, the external consulting firm shall have the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company or the relevant Allego group company. Additionally, the Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group (the original Agreement ultimately terminated on December 31, 2023).

Refer to Note 19 regarding an amendment to the Agreement after June 30, 2021.

Although Madeleine has the obligation to settle the Agreement, the Group accounts for the Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for equity instruments of an Allego group company or cash amounts based on the equity value of the Company (together “the share-based payment arrangement”). Since the Group does not have an obligation to settle the share-based payment arrangement with the consulting firm in cash (“Part A”) or equity instruments (“Part B”), the total Agreement is classified as an equity-settled share-based payment arrangement.

Certain directors of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the Agreement, including any amendments. For details refer to Note 32.3 of the consolidated financial statements for the year ended December 31, 2020. The share-based payment expenses therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value at the grant date

In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received. For the six months ended June 30, 2021, the Group has used the average of the fair value as at the grant date (December 16, 2020) and the fair value as at June 30, 2021.

Since the Agreement includes an implicit service condition, the services received under the Agreement are recognized as expenses between December 16, 2020 (“the grant date”) and January 31, 2022 (best estimate of the date of a Liquidity Event under the most probable Liquidity Event scenario), by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).

Fair value of equity instruments granted

The fees payable under the Agreement (either in cash or in shares) will depend on the future value of the Allego Group at the time of a future Liquidity Event. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.

Given that all fees payable under the Agreement will be derived from the outcomes of a specific Liquidity Event scenario, a probability-weighted equity return method has been applied in order to value the payouts under the Agreement. Under this approach, the fees payable have been estimated based upon an analysis of future values for the Allego Group, assuming various probable Liquidity Event scenarios, each with their own probability attached.

In order to measure the fair value of the instrument, the following possible future scenarios in terms of a Liquidity Event have been taken into account: SPAC and no capital raise. As at June 30, 2021, the other two possible future scenarios (private placement and private placement, followed by an IPO) are no longer considered possible future scenarios compared to the possible future scenarios as at December 31, 2020.

Under both of the above-described scenarios, the future (post-money) value of the Allego Group has been estimated. Subsequently, both possible outcomes have been weighted by its respective probability in order to estimate the expected payouts under the Agreement. A discount rate of 15% has been applied to determine the present value of the expected payouts.

Since the Part B fees includes a lock-up mechanism, a discount for lack of marketability (“DLOM”) has been applied under both of the possible scenarios (10.8%) using the following main input parameters:

Input parameters (DLOM)	Value
Expected life	0.5 years
Expected volatility	68%
Expected dividend yield	0%

The total fair value of the share-based payment arrangement as at June 30, 2021 is estimated at €387,200 thousand (grant date: €182,800 thousand), of which €83,600 thousand (grant date: €63,800 thousand) relates to Part A (payable by Madeleine) and €303,600 thousand (grant date: €119,000 thousand) relates to Part B (to be settled in shares).

Share-based payment expenses

During the six months ended June 30, 2021, the Group recognized share-based payment expenses of €104,819 thousand (June 30, 2020: € nil) for this equity-settled arrangement, with a corresponding increase in retained earnings. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €77,113 thousand (June 30, 2020: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €27,706 thousand (June 30, 2020: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.

8.	Cash generated from operations

		For the six months ended June 30,
(in €‘000)	Notes	2021	2020
Loss before income tax		(126,046)	(20,441)
Adjustments to reconcile loss before income tax to net cash flows:
Finance costs		6,883	4,945
Share-based payment expenses	7	104,819	—
Depreciation and impairments of property, plant and equipment	9	3,460	1,753
Depreciation and impairments of right-of-use of assets		960	790
Amortization and impairments of intangible assets	9	1,306	1,503
Net gain/(loss) on disposal of property, plant and equipment	6	(1)	(3)
Movements in working capital:
Decrease/(increase) in inventories		(270)	(409)
Decrease/(increase) in other financial assets		(1,958)	3,372
Decrease/(increase) in trade and other receivables, contract assets and prepayments		(23,133)	(1,839)
Increase/(decrease) in trade and other payables and contract liabilities		21,060	(584)
Increase/(decrease) in provisions		(289)	1,815
Cash generated from/(used in) operations		(13,209)	(9,098)

9.	Property, plant and equipment and intangible assets

(in €‘000)	Property, plant and equipment	Intangible assets
Carrying amount at December 31, 2020	40,464	4,010

Movements in the six months ended June 30, 2021:
Additions	8,118	40
Disposals	(731)	(305)
Depreciation and amortization	(3,460)	(1,306)
Depreciation and amortization of disposals	319	305
Impairments	—	—
Carrying amount at June 30, 2021	44,710	2,744

Investments and disposals of property, plant and equipment

During the six months ended June 30, 2021, investments in property, plant and equipment amounted to €8,118 thousand (June 30, 2020: €7,487 thousand) and disposals of property, plant and equipment amounted to €731 thousand (June 30, 2020: €334 thousand).

Purchase commitments of chargers and charging infrastructure

The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 17. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

Legal reserve for capitalized development costs

The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €1,219 thousand in for the six months ended June 30, 2021 (June 30, 2020: €481 thousand) through retained earnings.

10.	Other financial assets

(in €‘000)	June 30, 2021	December 31, 2020
Pledged bank balances	18,281	16,324
Derivatives	1,979	102
Total	20,260	16,426

Non-current	18,530	16,426
Current	1,730	—
Total	20,260	16,426

Pledged bank balances

During the six months ended June 30, 2021, the Group has pledged additional bank balances to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €1,958 thousand. As at June 30, 2021, the total pledged bank balances to the Group’s external lender amount to €18,281 thousand (December 31, 2020: €16,324 thousand).

As at June 30, 2021, and December 31, 2020, all of the Group’s pledged bank balances are presented as non-current other financial assets in the (interim condensed) consolidated statement of financial position.

Derivatives

On March 26, 2021, the Group entered into two option agreements to acquire 8.50% of the share capital of an unlisted software company (“the Target”) — a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which holds 42.0% of the share capital of the Target. The Group paid a total consideration of €1,500 thousand for both options. The purchase price under the options amounts to €30,300 thousand and the options can be exercised up to and until November 30, 2021. The provisions of the shareholder’s agreement of the Target include drag-along rights. Consequently, the Group is required to acquire the remaining 49.50% of the share capital of the Target upon exercising its option rights, under similar terms and conditions as the original options agreements. The purchase price for 100% of the share capital of the Target amounts to €60,000 thousand.

On September 28, 2021, the Group extended the option agreements. Refer to Note 19 for further details.

The options qualify as derivatives and are accounted at fair value through profit or loss. During the six months ended June 30, 2021, the Group recognized a fair value gain of €230 thousand in relation to the options. As at June 30, 2021, the fair value of these options amounts to €1,730 thousand (December 31, 2020: € nil). The assumptions and model used for estimating the fair value of the purchase options to acquire the Target are disclosed in Note 15.

Additionally, during the six months ended June 30, 2021, the Group recognized a fair value gain of €147 thousand (June 30, 2020: loss of €108 thousand) on its interest rate cap, which the Group uses to hedge its interest rate risk exposure. As at June 30, 2021, the fair value of the interest rate cap amounts to €249 thousand (December 31, 2020: €102 thousand).

Fair value changes of the Group’s derivatives are recognized in the interim condensed consolidated statement of profit or loss, within finance costs.

11.	Transactions costs on new equity instruments

In connection with the Transaction, a new public limited liability parent company (naamloze vennootschap) under Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. The new parent company (“the Parent”) is expected to issue new ordinary shares. During the six months ended June 30, 2021, the Group incurred transaction costs of €532 thousand (June 30, 2020: € nil) that are directly attributable to the issuance of new equity instruments of the Parent. These transaction costs have been recorded as a deduction to share premium.

The Group also incurred transaction costs in relation to the anticipated merger between the Company and Spartan which are not directly related to the issuance of new equity instruments. These transaction costs have been recorded in the interim condensed consolidated statement of profit or loss for the six months ended June 30, 2021, within general and administrative expenses.

12.	Borrowings

This note provides a breakdown of borrowings in place as at June 30, 2021 and December 31, 2020.

(in €‘000)	Interest rate	Maturity	June 30, 2021	December 31, 2020
Senior debt	Euribor* + 5%**	May 27, 2026	92,149	67,579
Shareholder loans	9%	November 30, 2035, May 31, 2035***	96,277	92,031
Total			188,426	159,610

*	The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**	The margin of 5% will increase by 0.25% per year, for the first time in June 2022.
***	Of the total shareholder loans, one shareholder loan has a maturity date of November 30, 2035. The carrying amount as at June 30, 2021 was €8,129 thousand (December 31, 2020: €7,853 thousand).

Senior debt

In May 2019, the Group entered into a senior debt bank facility agreement to finance its operations. The principal terms and conditions of the senior debt bank facility are as follows:

•	a facility of €120 million;

•	drawdown stop when conditions precedent (covenant ratios) are not met;

•	repayment in full at maturity date;

•	commitment fee per year equal to 35% of the applicable margin. For the six months ended June 30, 2021 and 2020, the commitment fee was 1.75% per year (equal to 35% of the margin of 5%).

On March 31, 2021, the Group completed a drawdown on the senior debt bank facility of €24,202 thousand. The total drawn down amount on the senior debt facility as at June 30, 2021 amounts to €99,887 thousand (December 31, 2020: €75,685 thousand).

Assets pledged as security

The senior debt bank facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents), pledges on trade and other receivables and pledges on the shares in the capital of Allego B.V. and Allego Innovations B.V. held by the Company. These pledges may be enforced on the occurrence of an event of default which is continuing. The carrying amount of assets pledged as security for the senior debt are as follows:

(in €‘000)	June 30, 2021	December 31, 2020
Current assets
Floating charge
Cash and cash equivalents	5,040	6,363
Trade receivables	35,870	22,287
Other receivables	5,965	827
Total current assets pledged as security	46,875	29,477

Transaction costs

During the six months ended June 30, 2021, the Group incurred €289 thousand (June 30, 2020: €727 thousand) of transaction costs that are directly attributable to the senior debt bank facility. These costs are included in the measurement of the loan and are amortized over the term of the loan using the effective interest method. The interest expenses are recognized as part of finance costs in the interim condensed consolidated statement of profit or loss.

The Group expects that it will draw on the funds available under the senior debt facility. Therefore, commitment fees paid on the unused portion of the senior debt bank facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expenses over the term of the loan.

During the six months ended June 30, 2021, the Group recognized interest expenses of €2,875 thousand (June 30, 2020: €1,069 thousand) on the senior debt bank facility.

Loan covenants

Under the terms of the senior debt bank facility, the Group is required to comply with financial covenants related to earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenue and interest expenses:

1.	Group’s EBITDA margin ratio: calculated on a consolidated level as (EBITDA / Revenue) X 100.

2.	Group’s EBITDA: calculated on a consolidated basis.

3.	Interest coverage ratio: calculated on a consolidated basis as (Revenue / interest paid).

EBITDA margin thresholds are defined at the level of Allego B.V. as well, which are required to be met together with the aforementioned thresholds for the Group.

Breaching the requirements would cause a drawdown stop. Continuing breaches in the financial covenants would permit the bank to immediately call the debt. The Group may within twenty business days from the occurrence of a breach of the loan covenants provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenant levels) which are proposed to be implemented in order to remedy a breach of the loan covenants. In addition to the drawdown stop thresholds, a default status would occur if ratios would deteriorate further. This could lead to the loan to become immediately due and payable.

The Group has complied with these covenants throughout all reporting periods presented. The Group met its covenants that were determined based on the Dutch GAAP financial statements of the Company, as required by the terms and conditions of the senior debt bank facility. As the Group transitioned to IFRS, the loan covenants will need to be revisited with the lenders as per the facility agreement.

The target (drawdown stop) covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing date of loan covenants	EBITDA margin	EBITDA	Interest coverage
June 30, 2020	-50.78%	-/- €24.7 million	9.05x
December 31, 2020	-26.03%	-/- €18.4 million	11.26x
June 30, 2021	-13.12%	-/- €13.2 million	10.00x
December 31, 2021	-6.29%	-/- €8.2 million	10.50x
June 30, 2022	1.18%	Unconditional	11.80x
December 31, 2022	2.15%	Unconditional	12.78x
June 30, 2023	3.16%	Unconditional	14.19x
December 31, 2023	3.90%	Unconditional	15.48x
June 30, 2024	4.57%	Unconditional	17.06x
December 31, 2024	5.11%	Unconditional	18.77x
June 30, 2025	5.37%	Unconditional	21.60x
December 31, 2025	5.55%	Unconditional	24.21x

For the six months ended June 30, 2021, the actual covenant ratios (based on Dutch GAAP) were as follows: EBITDA margin of negative 12.92% (June 30, 2020: negative 33.07%), EBITDA of negative €8.3 million (June 30, 2020: negative €7.7 million) and interest coverage ratio of 13.57x (June 30, 2020: 13.81x).

In the preparation of its interim condensed consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. The Group considered the likelihood of a breach occurring as higher than remote as the Group incurred losses during the first years of its operations, even though the Group has complied with these covenants throughout all reporting periods presented and expects to continue to meet financial covenants performance criteria.

Shareholder loans

In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans have similar terms and conditions. The principal terms and conditions are as follows:

•	repayment in full at maturity date;

•	interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.

Interest expenses on the Group’s shareholder loans are recognized as part of finance costs in the interim condensed consolidated statement of profit or loss. During the six months ended June 30, 2021, the Group recognized interest expenses of €4,247 thousand (June 30, 2020: €3,619 thousand) on the shareholder loans. These interest expenses have been accrued to the carrying value of the shareholder loans.

13.	Income tax

The income tax expense for the six months ended June 30, 2021, is recognized based on the Group’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the six months ended June 30, 2021 is 0.5% (June 30, 2020: 0.2%).

14.	Financial instruments

This note provides information about the Group’s financial instruments, including:

•	an overview of all financial instruments held by the Group;

•	the classification of the financial instruments;

•	the line item on the consolidated statement of financial position in which the financial instrument is included;

•	the financial instrument’s level in the fair value hierarchy;

•	the financial instrument’s book and fair value.

The Group holds the following financial instruments:

Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2020
Non-current other financial assets	10	16,324	102	16,426	16,426
Trade and other receivables		24,366	—	24,366	24,366
Cash and cash equivalents		8,274	—	8,274	8,274
Total		48,964	102	49,066	49,066

As at June 30, 2021
Non-current other financial assets	10	18,282	249	18,530	18,530
Current other financial assets	10	—	1,730	1,730	1,730
Trade and other receivables		45,618	—	45,618	45,618
Cash and cash equivalents		6,010	—	6,010	6,010
Total		69,910	1,979	71,888	71,888

Due to the short-term nature of cash and cash equivalents and trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Total book value	Total fair value
As at December 31, 2020
Borrowings	12	159,610	159,610	246,424
Non-current lease liabilities		12,077	12,077	N/A
Current lease liabilities		1,826	1,826	N/A
Trade and other payables		12,627	12,627	12,627
Total		186,140	186,140	259,051

As at June 30, 2021
Borrowings	12	188,426	188,426	294,272
Non-current lease liabilities		11,211	11,211	N/A
Current lease liabilities		1,813	1,813	N/A
Trade and other payables		26,423	26,423	26,423
Total		227,873	227,873	320,695

Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.

15.	Fair value measurement

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value and the financial instruments for which the fair value is disclosed in the interim condensed consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

An explanation of each level is included in Note 2.9.16 of the consolidated financial statements for the year ended December 31, 2020.

Assets and liabilities measured at fair value

As at June 30, 2021, the Group has recorded the following derivative financial instruments at fair value in the interim condensed consolidated statement of financial position:

•	interest rate cap derivative;

•	purchase options to acquire an unlisted software company (“purchase options”).

As at December 31, 2020, the Group only has its interest rate cap derivative recorded at fair value in the consolidated statement of financial position. All derivative financial instruments are presented within non-current other financial assets for all periods presented. The Group did not have any other assets and liabilities that were measured at fair value.

The interest rate cap qualifies for the level 2 category in the fair value hierarchy due to the fact that it is not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instrument are observable, the instrument is included in level 2. The purchase options qualify for the level 3 category in the fair value hierarchy due to the fact that they are not traded in an active market and the fair value is determined using valuation techniques which use unobservable inputs that are significant to the fair value. The Group does not have any assets and liabilities that qualify for the level 1 category.

For assets and liabilities that are recognized in the interim condensed consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between level 1, 2 and 3 during any of the periods presented.

The fair value of the Group’s assets measured at fair value are disclosed in the table in Note 14.

Fair value of assets and liabilities not measured at fair value

The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.

Borrowings

For the shareholder loans and the senior debt, the fair value differs from its carrying amount because the interest payable on the loans is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.

The fair value of the Group’s liabilities not measured at fair value are disclosed in the table in Note 14.

Specific valuation techniques to determine fair values

Specific valuation techniques used to value financial instruments include:

•	interest rate cap derivative: option pricing model;

•	purchase options: option pricing model, i.e. Black-Scholes pricing model;

•	borrowings: discounted cash flow analysis using a market interest rate.

Financial instruments measured at fair value (level 3)

The changes in level 3 items for the six months ended June 30, 2021 have been as follows:

(in €‘000)	Purchase options
Carrying amount at January 1, 2021	—

Movements in the six months ended June 30, 2021:
Option premium paid for purchase options	1,500
Fair value gains/(losses) recognized in finance costs	230
Carrying amount at June 30, 2021	1,730

The Group uses external valuation experts to perform valuations on a periodic basis for its fair value measurements categorized within level 3 of the fair value hierarchy.

Valuation inputs to the fair value of purchase options

Inputs to the fair value of the purchase options are the spot price per share, the exercise price, the risk-free rate, volatility, time to expiration and dividend yield. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the purchase options using a Black-Scholes pricing model.

For the six months ended June 30, 2021
Parameters
Spot price per share (in €)	368
Volatility	15%

The following table summarized the results of changes to significant unobservable input parameters used in the valuation model on the fair value of the purchase options:

(in €‘000)	For the six months ended June 30, 2021
Changes to parameters
Increase in volatility of 5%	750
Decrease in volatility of 5%	(740)
Increase of spot price of 20%	8,930
Decrease of spot price of 20%	(1,720)

For further details and background on the two option agreements are disclosed in are disclosed in Note 10.

16.	Financial risk management

This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines. The Group has been predominantly contracting customers of sound commercial standing and their payment behavior was generally good. Refer to Note 2.2 for details about the Group’s financial position and the going concern assumption applied in preparing the interim condensed consolidated financial statements.

The Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lender and bank balances pledged to secure payments to suppliers of the Group.

The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 12. In this case, funding via the senior debt funding would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities) and cash and cash equivalents on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	June 30, 2021	December 31, 2020
Expiring beyond one year—Senior debt	20,113	44,315

The senior debt funding may be drawn if the draw down covenants are met, in euros and has an average maturity of approximately 5 years (December 31, 2020: 6 years). On March 31, 2021, the Group completed a drawdown on the senior debt bank facility of €24,202 thousand. This did not result in material changes within the Group’s maturity groupings of the financial liabilities based on their contractual maturities, since the drawdown was approximately in line with the planned drawdown schedule.

17.	Commitments and contingencies

Purchase commitments for chargers and charging infrastructure

Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at June 30, 2021 were €10,657 thousand (December 31, 2020: €4,354 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under EPC contracts entered into with its customers (inventory).

18.	Related-party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

During the six months ended June 30, 2021, a transaction with EV Cars — a new related party — was identified. EV Cars is a related party under common control of Meridiam EM SAS. There have not been any transactions with this party before the six months ended June 30, 2021.

On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. In accordance with the contract, the Group invoiced a non-refundable initial fee of €5,481 thousand, which has been recorded as a contract liability in the interim condensed consolidated statement of financial position as at June 30, 2021, in order to satisfy the Group’s performance obligations under the contract and roll out of charging stations.

18.1	Related-party transactions

The related party transactions for the six months ended June 30, 2021 and 2020 have been as follows:

		For the six months ended June 30,
(in €‘000)	Relationship	2021	2020
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		4,247	3,619
Management fee		853	573
Reimbursement of marketing expenses		1,071	—
Share-based payment expenses		104,819	—

Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		4,940	1,224

Purchase options to acquire an unlisted software company

On March 26, 2021, the Group entered into two option agreements to acquire 50.50% of the share capital of an unlisted software company (“the Target”) — a service provider for the Group’s EV Cloud platform (refer to Note 10 for more details). The provisions of the shareholder’s agreement of the Target include drag-along rights and the Group is required to acquire the remaining 49.50% of the share capital of the Target upon exercising its option rights.

One of the members of key management is a minority shareholder included in the 49,50% of the share capital that is subject to the drag-along rights. This member of key management was not a recipient of the payments under the option agreements.

19.	Subsequent events

The following events occurred after June 30, 2021:

Merger between the Company and Spartan Acquisition Corp. III

On July 28, 2021, the Company announced the anticipated merger (“the Transaction”) between the Company and Spartan Acquisition Corp. III (“Spartan”). On July 28, 2021, the Company and Spartan signed a business combination agreement (“BCA”). Spartan is currently listed on the New York Stock Exchange (“NYSE”) in the United States (NYSE: SPAQ).

In connection with the merger, a new public limited liability parent company (naamloze vennootschap) under Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. As a result of the merger, Spartan will cease to exist. The combined company is expected to receive approximately €591 million ($702 million3) of gross proceeds4 from a combination of a fully committed common stock PIPE offering of €126 million ($150 million3) at €8.41 ($10.003) per share, along with approximately €464 million ($552 million3) of cash held in trust, assuming no redemptions.

Meridiam — the existing shareholder of the Company — will roll 100% of its equity and, together with management and former advisors, will retain approximately 72% of the combined entity, assuming no redemptions. Upon completion of the transaction, the combined company will operate under the Allego name, and will be listed on the NYSE in the United States under the ticker symbol “ALLG”. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions.

Management has assessed the expected accounting treatment of the transaction on the Group’s consolidated financial statements. As Spartan does not constitute a business, the transaction is not in scope of IFRS 3 Business Combinations. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment. The transaction will be accounted for as a recapitalization in which the Company will issue shares in exchange for the net assets of Spartan. The difference between the fair value of the shares issued by the Company and the fair value of the identifiable net assets of Spartan will be treated as costs for the service of obtaining a listing and expensed in the period in which the transaction closes.

Purchase option to acquire Mega-E Charging B.V.

On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E Charging B.V. The Group paid a consideration of € nil for the option. The call option can be exercised by the Group at the earliest on January 15, 2022, and within the six-month period thereafter. The purchase price under the option amounts to €9,456 thousand. The exercise of the call option by the Group is conditional upon satisfaction of the transaction contemplated under the BCA.

Exclusion from the fiscal unity for Dutch corporate income tax purposes

As of June 1, 2018, the Company and its Dutch wholly-owned subsidiaries form a fiscal unity with Madeleine — the Company’s immediate parent entity — and Opera Charging B.V. (parent entity of Madeleine) for corporate income tax. The completion of the Transaction will result in the exclusion of the Company and its Dutch wholly-owned subsidiaries from the Dutch corporate income tax fiscal unity headed by Opera Charging B.V. The Company has prepared and filed a request with the Dutch Tax Authorities for upfront certainty regarding the consequences of the exclusion from the fiscal unity. This request specifically covers:

•	the carryover of carryforward Dutch tax losses allocable to the Company and its Dutch wholly-owned subsidiaries;

•	the carryover of carryforward non-deductible interest allocable to the Company and its Dutch wholly-owned subsidiaries;

•	the non-applicability of the Dutch restriction for the use of carryforward tax losses/non-deductible interest after a change in control; and

•	the non-applicability of the clawback rules following transfers within the Dutch fiscal unity.

The Company submitted the request to the Dutch Tax Authorities on July 28, 2021. The request, together with the Company’s answers to various follow-up questions, is currently under review by the Dutch Tax Authorities.

[3]	Translated at the EUR/USD exchange rate as at June 30, 2021.
[4]	Gross proceeds: not inclusive of estimated transaction expenses.

Amendments to Special Fees Agreement

On December 16, 2020, Madeleine — the Company’s immediate parent entity — entered into a Special Fees Agreement (the “Agreement”), pursuant to which an external consulting firm provides services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (refer to Note 7 for more information).

On July 28, 2021, the Agreement was amended to specify certain terms relating to the payment of fees to E8 Investor in connection with the Business Combination.

On July 28, 2021, the parties to the BCA — Meridiam SAS, Spartan and the Company — agreed that the cash payments to be made by Meridiam under the Agreement will be recharged to the Company or its legal successor. However, this repayment agreement does not result in an obligation for the Company to settle the Agreement. Therefore, this does not change the accounting treatment of the Agreement as disclosed in Note 10 of the consolidated financial statements for the year ended December 31, 2020.

Extension of purchase options to acquire an unlisted software company

On March 26, 2021, the Group entered into two option agreements to acquire 8.50% of the share capital of an unlisted software company (“the Target”) — a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which holds 42.0% of the share capital of the Target. The provisions of the shareholder’s agreement of the Target include drag-along rights. Consequently, the Group is required to acquire the remaining 49.50% of the share capital of the Target upon exercising its option rights, under similar terms and conditions as the original option agreements. The terms and conditions of the option agreements are disclosed in Note 10.

On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options can be exercised up to and until February 28, 2022.

Drawdowns on senior debt facility

On September 30, 2021, and December 2, 2021, the Group completed drawdowns on its senior debt bank facility of €5,660 thousand and €14,452 thousand, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The terms and conditions of the senior debt bank facility are disclosed in Note 12.