Form 20-F
period 2021-12-31
Allego N.V.
filed 2022-05-13
CIK 1874474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
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
+31 (0) 88 033 3033
(Name, Telephone,
E-mail
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, Allego N.V. had 1 ordinary share outstanding. As of
May 10, 2022
, Allego N.V. had 267,177,592 ordinary shares outstanding.
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
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE
On July 28, 2021, Spartan Acquisition Corp. III, a Delaware corporation (“
Spartan
”), Athena Pubco B.V., a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid)
(“
Allego
”), Athena Merger Sub, Inc., a Delaware corporation (“
Merger Sub
”), Madeleine Charging B.V., a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid
) (“
Madeleine
”), Allego Holding B.V., a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid
) (“
Allego Holding
”), and, solely with respect to the sections specified therein, E8 Partenaires, a French société par actions simplifée
(“
E8 Investor
”), entered into a Business Combination Agreement and Plan of Reorganization (the “
Business Combination Agreement
”). Pursuant to the Business Combination Agreement, among other things, (i) the shareholders of Allego Holding would contribute and transfer all of their shares in Allego Holding to Allego in exchange for Allego Ordinary Shares; (ii) Merger Sub would merge with and into Spartan (the “
Spartan Merger
”), with Spartan surviving the Spartan Merger as a wholly owned subsidiary of Allego and each outstanding share of Spartan Class A Common Stock (including the shares of Spartan Class A Common Stock received upon conversion of the Spartan Founders Stock) would be cancelled and converted into one ordinary share, par value EUR 0.12, of Allego (each, an “
Allego Ordinary Share
”); (iii) Allego would be converted into a Dutch public limited liability company (
naamloze vennootschap
) and its articles of association would be amended; (iv) subscribers would subscribe for Allego Ordinary Shares in the Private Placement; and (v) Allego would assume that certain warrant agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company (the “
Warrant Agreement
”), and enter into such amendments thereto as may be necessary such that each of the Spartan Warrants (as defined below) governed thereby and then outstanding and unexercised would automatically be converted into a warrant to acquire one Allego Ordinary Share (each resulting warrant, an “
Assumed Warrant
”), which Assumed Warrants, pursuant to a warrant assumption agreement by and among Spartan, Allego and Continental Stock Transfer & Trust Company (the “
Warrant Assumption Agreement
”), would be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Spartan warrant immediately prior to the Effective Time. The Business Combination was consummated on March 16, 2022, and on March 17, 2022 the Allego Ordinary Shares and Assumed Warrants began trading on the NYSE under the symbols “ALLG” and “ALLG.WS,” respectively.
FINANCIAL STATEMENT PRESENTATION
Athena Pubco B.V. was incorporated by Madeleine on June 3, 2021 for the purpose of effectuating the Business Combination. Prior to the Business Combination, Athena Pubco B.V., which was redesignated as Allego N.V. in connection with the Closing, had no material assets and did not operate any businesses. The Business Combination resulted in Allego acquiring Allego Holding and combining with Spartan, with an exchange of the shares and warrants issued by Spartan for those of Allego. The Business Combination was accounted for as a capital reorganization followed by the combination with Spartan, which was treated as a recapitalization. Following the Business Combination, both Allego Holding and Spartan are wholly owned subsidiaries of Allego.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form
20-F
(this “
Annual Report
”) contains
forward-looking statements
as defined in Section 27A of the Securities Act of 1933, as amended (the “
Securities Act
”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “
Exchange Act
”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as,
“anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”
and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or

i

incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entities “
Item 3.D. Risk Factors
” of this Annual Report. Forward-looking statements in this Annual Report may include, for example, statements about:

•	changes adversely affecting Allego’s business;

•	the risks associated with vulnerability to industry downturns and regional or national downturns;

•	fluctuations in Allego’s revenue and operating results;

•	unfavorable conditions or further disruptions in the capital and credit markets;

•	Allego’s ability to generate cash, service indebtedness and incur additional indebtedness;

•	competition from existing and new competitors;

•	the growth of the electric vehicle market;

•	Allego’s ability to integrate any businesses it may acquire;

•	Allego’s ability to recruit and retain experienced personnel;

•	risks related to legal proceedings or claims, including liability claims;

•	Allego’s dependence on third-party contractors to provide various services;

•	Allego’s ability to obtain additional capital on commercially reasonable terms;

•	the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases;

•	general economic or political conditions, including the armed conflict in Ukraine; and

•	other factors detailed under the section entitled “ Item 3.D. Risk Factors ” and in Allego’s filings with the SEC.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
INDUSTRY AND MARKET DATA
In this Annual Report, we present industry data, forecasts, information and statistics regarding the markets in which Allego competes as well as Allego management’s analysis of statistics, data and other information that it has derived from third-parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources, including: (i) traffic data from governmental agencies, such as Germany’s BAST (
Bundesanstalt für Stra
ß
enwesen
), the Netherlands’ Rijkswaterstaat, and the United Kingdom’s Department of Transport, (ii) population data from EUROSTAT, (iii) registered cars data from governmental statistics agencies, such as Germany’s Kraftfahrt Bundesamt, the Netherlands’ CBS (
Centraal Bureau voor de Statistiek
) and the United Kingdom’s Department of Transport, (iv) electric vehicle sales forecasts from consultancy firms, such as ING, UBS, BCG and Navigant, (v) electric vehicle sales data from the European Automobile Manufacturers’ Association, and (vi) industry growth forecasts from

BloombergNEF. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “
Item 4.B. Information on the Company—Business Overview
,” “
Item 5. Operating and Financial Review and Prospects
” and other sections of this Annual Report.
Although we believe that these third-party sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “
Item 3.D. Risk Factors
.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Annual Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its services relative to its competitors, are based on estimates by us. These estimates have been derived from Allego management’s knowledge and experience in the markets in which Allego operates, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Allego operates and have not been verified by independent sources. Unless otherwise noted, all of Allego’s market share and market position information presented in this Annual Report is an approximation. Allego’s market share and market position, unless otherwise noted, is based on Allego’s volume relative to the estimated volume in the markets served by Allego’s business segments. References herein to Allego being a leader in a market or product category refer to Allego management’s belief that Allego has a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on Allego management’s internal analysis of Allego volume as compared to the estimated volume of its competitors.
Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Allego operates and Allego management’s understanding of industry conditions. Although we believe that such information is reliable, this information has not been verified by any independent sources.
DEFINED TERMS
“
Allego
” means (i) prior to the consummation of the Business Combination, Allego Holding B.V. and (ii) following the consummation of the Business Combination, Allego N.V. Simultaneously with Closing, Athena Pubco B.V. was redesignated as Allego N.V., such that the go-forward
public company is Allego N.V. (“
Allego N.V
.”).
“
Allego Articles
” or “
Articles
” means the Articles of Association of Allego N.V.
“
Allego Board
” or “
Board
” means the board of directors of Allego.
“
Allego Holding
”
means Allego Holding B.V., a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid
).
“
Allego N.V.
” has the meaning set forth in the definition of “Allego” above.
“
Allego Ordinary Shares
”
or “
Ordinary
Shares
” means the ordinary shares of Allego N.V. immediately following the Business Combination, with a nominal value of € 0.12 per share.

“
Business Combination
” means the transactions contemplated by the Business Combination Agreement.
“
Business Combination Agreement
” means the Business Combination Agreement and Plan of Reorganization, dated as of July 28, 2021, by and among Allego, Allego Holding, Merger Sub, Spartan, Madeleine, and, solely with respect to the sections specified therein, E8 Investor.
“
Closing
” means the consummation of the Business Combination.
“
Closing Date
” means the date on which the Closing took place.
“
E8 Investor
” means E8 Partenaires, a French
société par actions simplifée.
“
Effective Time
”
means date and time the certificate of merger by which the Spartan Merger consummated was filed.
“
General Meeting
” means the general meeting of Allego.
“Group”
means Allego Holding B.V. and its subsidiaries.
“
IFRS
” means International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union.
“
LTIP
” means the Allego Long-Term Incentive Plan.
“
Madeleine
” means Madeleine Charging B.V., a Dutch private limited liability company (
besloten vennootschap met beperkte aansprakelijkheid
).
“
Merger Sub
” means Athena Merger Sub, Inc., a Delaware corporation.
“
NYSE
” means the New York Stock Exchange.
”
PIPE
” means the commitments obtained from certain investors for a private placement of an aggregate of 15,000,000 Allego Ordinary Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $150,000,000.
“
Private Placement Warrants
” means the warrants issued to the Sponsor in a private placement simultaneously with the closing of Spartan’s IPO.
“
Public Warrants
” means the warrants sold as part of the Spartan Units.
“
SEC
” means the United States Securities and Exchange Commission.
“
Spartan
” means Spartan Acquisition Corp. III, a Delaware corporation.
“
Spartan Charter
” means Spartan’s Amended and Restated Certificate of Incorporation dated February 8, 2021.
“
Spartan Class
 A Common Stock
” means Spartan’s Class A common stock, par value $0.0001 per share.
“
Spartan Founders Stock
” means Spartan’s Class B common stock, par value $0.0001 per share.
“
Spartan Units
” means the units sold in connection with Spartan’s IPO.
“
Spartan Warrants
” means the Private Placement Warrants and the Public Warrants, collectively.
“
Special Fees Agreement
” means the Special Fees Agreement by and between Madeleine and E8 Investor dated as of December 16, 2020, as amended.
“
Sponsor
” means Spartan Acquisition Sponsor III LLC, a Delaware limited liability company.

“
Trust Account
” means the trust account that held the cash proceeds from Spartan’s IPO and concurrent private placement of private placement warrants to the Sponsor.
“
Warrant Agreement
” means the Warrant Agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company.
“
Warrants
” or “
Assumed Warrants
” means the Spartan Warrants that were automatically converted in connection with the Business Combination into warrants to acquire one Allego Ordinary Share, and remain subject to the same terms and conditions (including exercisability) as were applicable to the corresponding Spartan Warrant immediately prior to the Business Combination.
“
Warrant Assumption Agreement
”
means the Warrant Assumption Agreement dated March 16, 2022 by and among Spartan, Allego and Continental Stock Transfer & Trust Company.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [RESERVED]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “
Item 3.D.
Risk Factors
” in this Annual Report for a detailed description of these and other risks.

•	Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.

•
Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

•
Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected.

•	Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

•	Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

•	Allego may need to raise additional funds or debt and these funds may not be available when needed.

•	If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.

•
Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business.

•	Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth.

•
Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations.

•
Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloud
TM
platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, networks and standards that Allego does not control.

•
If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

•	Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks.

•	New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services.

•
The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentives from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results.

•	Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third-parties.

•
Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

•	Members of Allego’s management have limited experience in operating a public company.

•
The exclusive forum clause set forth in the Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us.

•
Future sales, or the perception of future sales, of our Ordinary Shares and Warrants by us or selling securityholders, including Madeline, could cause the market price for our Ordinary Shares and Warrants to decline significantly.

•	Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other stockholders.
You should carefully consider the following factors in addition to the other information set forth in this Annual Report. If any of the following risks actually occur, our business, financial condition and results of operations and the value of the Allego Ordinary Shares would likely suffer.
Risks Relating to Allego’s Business, Industry and Regulatory Environment
Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.
Allego incurred a net loss of €304.0 million for the year ended December 31, 2021 and as of December 31, 2021, Allego had an accumulated deficit of approximately €72.3 million. Allego believes it will continue to incur net losses in each quarter for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future. Allego’s potential profitability is particularly dependent upon the continued adoption of electric vehicles (“
EVs
”) by consumers in Europe, which may occur at a slower pace than anticipated or may not occur at all. This continued adoption may depend upon continued support from regulatory programs and in each case, the use of Allego chargers and Allego services may be at much lower levels than Allego currently anticipates.

Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.
Allego has experienced rapid growth in recent periods that has placed and continues to place a significant strain on employee retention, management, operations, financial infrastructure and corporate culture and has required several strategic adjustments. Allego’s revenue has increased from € 44.2 million in 2020 to €88.3 million in 2021. In addition, in the event of further growth, Allego’s information technology systems and Allego’s internal control over financial reporting and procedures may not be adequate to support its operations and may increase the risk of data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate company funds. Allego may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors. Allego may also face the risk that EVCloud
TM
, its core platform, is not able to support Allego’s growth due to increased traffic on Allego charging points, which would interrupt business operations. Allego could then also face contractual penalties with its customers if this results in a failure to meet its contractual obligations.
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
Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the
COVID-19
pandemic. Estimates and forecasts relating to the size and expected growth of the target market, market demand, EV adoption across each individual national market in Europe and use cases, capacity of automotive and battery original equipment manufacturers (“
OEMs
”) and

ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public fast and ultrafast charging or Allego market share capture are difficult to predict. The estimated addressable market may not materialize in the timeframe of the projections, if ever, and even if the markets meet the size estimates and growth estimates, Allego’s business could fail to grow at similar rates.
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
As of December 31, 2021, the impact of
COVID-19
to Allego’s business has been limited, but prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or treat its impact, the efficacy and distribution of
COVID-19
vaccines, the outbreak of new
COVID-19
variants, and when and to what extent normal economic and operating activities can resume. The
COVID-19
pandemic could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing transport, installation or maintenance services. Even after the
COVID-19
pandemic has subsided, Allego may continue to experience an adverse impact to its business as a result of
COVID-19’s
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
In addition, the conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries that could negatively impact Allego’s supply chain. The U.S. government and other governments have already imposed severe sanctions and export controls against Russia and Russian interests and may yet impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and could adversely affect Allego’s supply chain, which, in turn, could affect Allego’s business and operating results.
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
Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloud
TM
platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, networks and standards that Allego does not control.
Allego is dependent on the interoperability of mobile service providers for the payment of charging sessions that must use open protocols. Its own mobile payment application is dependent upon popular mobile operating systems that Allego does not control, such as Google’s Android and Apple’s iOS software systems, and any changes in such systems that degrade or hamper the functionality of Allego’s products or give preferential treatment to competitive products could adversely affect the usage of Allego’s applications on mobile devices. Changes in standards, such as Open Charge Point Interface or Open Charge Point Protocol, may require Allego to incur development expenses and delay its operations and the potential launch of new services. Continued support and operability of Allego’s charging stations depends upon hardware manufacturers’ firmware of which Allego has no control over. Additionally, in order to deliver high quality services to its customers, it is important that Allego’s products work well with a range of technologies, including various firmware, software, networks and standards that Allego does not control. Allego may not be successful in maintaining and updating its EVCloud
TM
platform and may not have sufficient knowledge to effectively keep up with new technologies, systems, networks or standards.
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
Allego’s operations are within the European Union, and it maintains contractual relationships with parts and manufacturing suppliers in Asia. It also operates in the United Kingdom, where it has incurred delays in operations since January 1, 2021 as a result of Brexit, which commenced in 2020. Allego also intends to expand into other EEA countries. Managing this global presence and expansion in Europe requires additional resources and controls, and could subject Allego to certain risks, associated with international operations, including:

•	conformity with applicable business customs, including translation into foreign languages and associated expenses;

•	ability to find and secure sites in new jurisdictions;

•	availability of reliable and high quality contractors for the development of its sites and more globally installation challenges;

•	challenges in arranging, and availability of, financing for customers;

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

•
compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union General Data Protection Regulation (
“GDPR”
), national legislation implementing the same;

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
Inflation could adversely affect Allego’s business and financial results.
Inflation, which increased significantly during 2021, could adversely affect Allego by increasing the costs of materials and labor needed to operate Allego’s business and could continue to adversely affect the Company in future periods. If this current inflationary environment continues, there can be no assurance that Allego would be able to recover related cost increases through price increases, which could result in downward pressure on Allego’s operating margins. As a result, Allego’s financial condition, results of operations, and cash flows, could be adversely affected over time.
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
As European regulations have required a sharp decrease in CO
2
emissions in Europe, consumer acceptance of EVs and other alternative vehicles has been increasing. If new technologies such as hydrogen for light trucks or load transportation develop and are widely adopted, the demand for electric charging could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavioral change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as fuel cells, compressed natural gas or hydrogen may materially and adversely affect demand for EVs and EV charging stations, which in turn would materially and adversely affect Allego’s business, operating results, financial condition and prospects.
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
Most European countries provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, scrappage schemes for internal combustion engines (“
ICEs
”), tax credits and other financial incentives. The EV market relies on these governmental rebates, scrappage schemes for ICEs, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers and to support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, end when allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any reduction in rebates, scrappage schemes for ICEs, tax credits or other financial incentives could reduce the demand for EVs and EV charging stations and as a result, may adversely impact Allego’s business and expansion potential. In Germany, incentives are expected to continue until 2030. In the Netherlands, these incentives are expected to continue until 2025.
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
Allego relies on some open-source software and libraries issued under the General Public License (or similar “
copyleft
” licenses) for development of its products and may continue to rely on similar copyleft licenses. Third-parties may assert a copyright claim against Allego regarding its use of such software or libraries, which could lead to the adverse results listed above. Use of such software or libraries may also force Allego to provide third-parties, at no cost, the source code to its proprietary software, which may decrease revenue and lessen any competitive advantage Allego has due to the secrecy of its source code.

Interruptions, delays in service or inability to increase capacity, including internationally, at third-party data center facilities could impair the use or functionality of Allego’s operation, harm its business and subject it to liability.
Allego currently serves customers from third-party data center facilities operated by Microsoft Azure Services (“
MAS
”) located in the United States, Europe and Canada. In addition to MAS, some Allego services are housed in third-party data centers. Any outage or failure of MAS or of such data centers could negatively affect Allego’s product connectivity and performance. Furthermore, Allego depends on connectivity from its charging stations to its data centers through cellular service providers, such as KPN, a Dutch cellular service provider. Any incident affecting a data center facility’s or a cellular service provider’s infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of Allego’s services.
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
Allego’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new solutions and services that achieve market acceptance. Allego plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new solutions and services, new technologies and enhance existing solutions and services. Allego’s development expenses were € 3.0 million in 2021, € 3.1 million in 2020, and € 4.0 million in 2019, respectively, and are likely to be similar in the future. These expenses related to the development of Allego’s EV Cloud platform and have been capitalized as intangible assets. Allego did not incur research expenses in 2021, 2020 and 2019. Further, Allego’s research and development program may not produce successful results, and its new solutions and services or new technologies may not achieve market acceptance, create additional revenue or become profitable. Allego’s potential inability to develop the necessary software and technology systems may harm its competitive position. Allego is also relying on third-party suppliers to develop a number of emerging technologies for use in its products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Allego’s suppliers will be able to meet the technological requirements, scalability, quality, production timing, and volume requirements to support its business plan. As a result, Allego’s business plan could be significantly impacted.
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

federal income tax purposes. Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain rules that may cause a
non-U.S.
corporation that acquires the stock of a U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes under certain circumstances (an “
Inverted Corporation
”). If Allego were an Inverted Corporation for U.S. federal income tax purposes, among other consequences, it would generally be subject to U.S. federal income tax on its worldwide income, and its dividends, if any, would be subject to taxation by the United States as dividends from a U.S. corporation. Regardless of the application of Section 7874 of the Code, Allego is expected to be treated as a Dutch tax resident for Dutch tax purposes. Consequently, if Allego were an Inverted Corporation for U.S. federal income tax purposes under Section 7874 of the Code, it could be liable for both U.S. and Dutch taxes and dividends paid by Allego to its shareholders could be subject to both U.S. and Dutch withholding taxes.
In addition, even if Allego is not an Inverted Corporation pursuant to Section 7874 of the Code, it may be subject to unfavorable treatment as a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) under certain circumstances (a “
Surrogate Foreign Corporation
”). If it were determined that Allego is a Surrogate Foreign Corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, dividends, if any, made by Allego would not qualify for “qualified dividend income” treatment, and U.S. affiliates of Allego, if any, could be subject to increased taxation under Sections 7874 and 59A of the Code.
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
If Allego is treated as a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in
“Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations”
) holds Allego Ordinary Shares or Assumed Warrants (regardless of whether Allego remains a PFIC for subsequent taxable years), certain adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, and interest charges on certain taxes treated as deferred, and additional reporting requirements may apply to such U.S. Holder. Under certain circumstances, certain elections may be available to U.S. Holders of Allego Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment, but U.S. Holders will not be able to make similar elections with respect to the Assumed Warrants.
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
For more information about the tax considerations with respect to PFIC classification to Holders, please refer to “
Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations.
”
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
The ability of Allego to utilize net operating loss and tax loss carryforwards and other tax attributes (including carry-forward non-deductible
interest expenses under the Dutch earnings stripping rule) is conditioned upon Allego’s attaining profitability and generating taxable income. Allego Holding has incurred significant net losses since inception and it is anticipated that Allego will continue to incur significant losses. Additionally, Allego’s ability to utilize net operating loss and tax loss carryforwards to offset future taxable income may be subject to certain limitations. In this respect, the exact amount of the tax losses of Allego Holding and its Dutch subsidiaries for the financial years 2020 and 2021 are not fully clear since the Dutch corporate income tax returns for 2020 and 2021 still have to be filed with the Dutch Tax Authorities and the Dutch Tax Authorities still have to review and approve these tax returns. That said, the amount of tax losses of Allego Holding and its Dutch subsidiaries has been discussed with the Dutch Tax Authorities in connection with the Business Combination (and the termination of the Dutch tax group of which Allego Holding and its Dutch subsidiaries formed part as a result of the Business Combination) and the Dutch Tax Authorities have confirmed that the Business Combination does not result in the application of the Dutch change in ownership rules. The Dutch Tax Authorities also confirmed the methodology of allocating tax losses to Allego Holding and its Dutch subsidiaries in respect of the tax losses (to be) incurred for the financial years 2020, 2021 and 2022. Going forward, these tax losses will only be available for set off against taxable income actually realized by Allego Holding, in respect of tax losses incurred and allocated to Allego Holding, or its relevant Dutch subsidiary, in respect of tax losses incurred and allocated to that Dutch subsidiary.
Furthermore, under Dutch corporate income tax rules applicable until December 31, 2021, tax losses can be carried back one year and carried forward six years (and with respect to tax losses incurred up to and including 2018, the carry forward period is nine years). As of January 1, 2022, an indefinite loss carry forward period applies in the Netherlands. However, both the carry forward and carry back tax loss relief will be limited to 50% of the taxable profit to the extent it exceeds EUR 1 million, calculated per financial year. As a result of transitional law, tax losses incurred in the financial years that started on or after January 1, 2013 and that are still available for carry forward as of January 1, 2022 also fall under the new scheme that entered into effect on January 1, 2022 and will therefore be indefinite.
Allego prepares its financial statements in accordance with IFRS as issued by the IASB, which is different than financial statements prepared in accordance with U.S. GAAP.
The SEC permits foreign private issuers to file financial statements in accordance with IFRS as issued by the International Accounting Standards Board’s (“
IASB
”). As a foreign private issuer, Allego prepares its financial statements in accordance with IFRS as issued by the IASB. The application by Allego of different accounting standards, a change in the rules of IFRS as issued by the IASB, or in the SEC’s acceptance of such rules, could have a significant effect on Allego’s reported financial results. Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. IFRS are subject to change or revision by the IASB. A change in these principles or interpretations could have a significant effect on Allego’s reported financial results.
Allego is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies makes the Allego Ordinary Shares less attractive to investors and may make it more difficult to compare performance with other public companies.
Allego is an emerging growth company as defined in the U.S. legislation Jumpstart Our Business Startups Act of 2012 (the “
JOBS Act
”), and is, accordingly exempt from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act of 2002 (the “
Sarbanes-Oxley Act
”), reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Investors may find the Allego Ordinary Shares less attractive because Allego relies on these exemptions. If some investors find the Allego Ordinary Shares less attractive as a result of such reliance, there may be a less active trading market for their Allego Ordinary Shares, and the stock price may be more volatile.
An emerging growth company may elect to delay the adoption of new or revised accounting standards. In making this election, Section 102(b)(2) of the JOBS Act allows Allego to delay adoption of new or revised accounting standards until those standards apply to non-public
business entities. As a result, the financial statements contained in this Annual Report and those that Allego will file in the future may not be comparable to companies that comply with public business entities revised accounting standards effective dates.

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
As a public company, Allego is required to provide management’s attestation on internal control over financial reporting in its second annual report filed with the SEC. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable after the Business Combination. If Allego is not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, it may not be able to assess whether its internal control over financial reporting is effective, which may subject it to adverse regulatory consequences or restatements of its financial statements and could harm investor confidence.
In connection with the preparation and audit of Allego’s consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, material weaknesses were identified in its internal control over financial reporting. See “
Item 15.
Controls and Procedures
” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.
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
Additionally, there were the following material weaknesses:

•
Allego did not design and maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.

•
Allego did not design and maintain sufficient controls regarding the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments, purchase options, and related parties.

•
Allego did not design and maintain effective controls over certain information technology (“
IT
”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

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
Allego has begun implementing a plan to remediate these material weaknesses; however, its overall control environment is still immature and may expose it to errors, losses or fraud. These remediation measures are ongoing and include hiring additional IT, accounting and financial reporting personnel and implementing additional policies, procedures and controls. Allego currently cannot estimate when it will be able to remediate these material weaknesses and it cannot, at this time, provide an estimate of the costs it expects to incur in connection with implementing the plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its financial statements, the financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.
Further, Allego’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the JOBS Act. At such time, Allego’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the trading price of Allego Ordinary Shares.
Risks Related to Legal Matters and Regulations
Members of Allego’s management have limited experience in operating a public company.
Allego’s executive officers have limited experience in the management of a publicly-traded company. The management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Prior to the

Business Combination, Spartan failed to timely file its Form 10-Q for the quarter ended March 31, 2021. Our management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage as an increasing amount of their time may be devoted to complying with such laws, which will result in less time being devoted to the management of the company. Allego does not currently have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.
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
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We rely or may rely, as applicable, on this “
foreign private issuer exemption
” with respect to the NYSE requirements with respect to shareholder meeting quorums, shareholder approval and certain board, committee and director independence requirements. However, we may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
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
Future sales, or the perception of future sales, of our Ordinary Shares and Warrants by us or selling securityholders or pursuant to future offerings by shareholders with registration rights could cause the market price for our Ordinary Shares and Warrants to decline significantly.
The sale of substantial amounts of our Ordinary Shares or Warrants, or the perception that such sales could occur, could harm the prevailing market price of our Ordinary Shares and Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe the Warrant holders will be less likely to exercise their Warrants. As of May 12, 2022, the closing price of our Ordinary Shares was $7.84. In addition, Madeleine’s Ordinary Shares constitute approximately 74.5% of the outstanding Ordinary Shares and are subject to future registration rights, and any future registration of Madeline’s Ordinary Shares could cause a significant decline in the market trading price for our Ordinary Shares. Pursuant to the terms of the Letter Agreement Amendment entered into in connection with the execution of the Business Combination Agreement, each Insider party thereto agreed, effective as of the Closing and subject to certain exceptions, to modify the lock-up
restrictions set forth in the Existing Letter Agreement such that such Insider will agree not to Transfer (as defined in the Letter Agreement Amendment) any Allego Ordinary Shares issued to such Insider in respect of any shares of Spartan Class A Common Stock that may be received by such Insider at the Closing upon conversion of the Spartan Founders Stock pursuant to the Business Combination Agreement until (i) six months after the Closing or (ii) earlier if (a) the last reported sale price of Allego Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within a
30-day
trading period commencing at least 120 days after the Closing Date, (b) Allego consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all Allego’s shareholders having the right to exchange their shares of Allego Ordinary Shares for cash, securities, or other property or (c) the Allego Board determines that the earlier termination of such restrictions is appropriate. Under the Letter Agreement Amendment, each Insider also agreed, effective as of the Closing and subject to certain exceptions, to modified transfer restrictions prohibiting the Transfer of any Assumed Warrants, and any Allego Ordinary Shares underlying any Assumed Warrants, until 30 days after the Closing Date.
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

As restrictions on resale end, the market trading price for our Ordinary Shares and Warrants could drop significantly if the holders of the Ordinary Shares or Warrants, including the Ordinary Shares owned by Madeleine, are sold or are perceived by the market as intending to be sold. These factors could also make it more difficult for us to raise additional funds through future offerings of our Ordinary Shares or other securities.
The grant and future exercise of registration rights may adversely affect the market price of Allego Ordinary Shares.
Pursuant to the Registration Rights Agreement entered into by Allego, the Sponsor, Madeleine, E8 Investor and certain other holders of Allego Ordinary Shares (collectively, the “
Registration Rights Holders
”) in connection with the Business Combination, and which is described elsewhere in this Annual Report, Registration Rights Holders that hold registrable securities having an aggregate value of at least $50 million can demand that Allego register their registrable securities under certain circumstances, and each Registration Rights Holder will also have piggyback registration rights for these securities in connection with certain registrations of securities that Allego undertakes. In addition, Allego is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of Allego. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of the Allego Ordinary Shares.
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
A. History and Development of the Company
Athena Pubco B.V. was incorporated pursuant to Dutch law on June 3, 2021 for the purpose of effectuating the Business Combination and, following the consummation of the Business Combination on March 16, 2022, Allego was redesignated as Allego N.V. and became the parent company of the combined business. In connection with the Business Combination, the Allego Articles were amended and Allego changed its legal form from a Dutch private liability company (
besloten vennootschap met beperkteaansprakelijkheid
) to a Dutch public liability company (
naamloze vennootschap
). See “
Explanatory Note
” for further details regarding the Business Combination. See “
Item 5. Operating and Financial Review and Prospects
” for a discussion of Allego’s principal capital expenditures and divestitures.
The mailing address of Allego’s registered office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and Allego’s phone number is +31(0)88 033 3033. Allego’s principal website address is www.allego.com. We do not incorporate the information contained on, or accessible through, Allego’s websites into this Annual Report, and you should not consider it as a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.
B. Business Overview
Allego operates one of the largest
pan-European
electric vehicle EV public charging networks and is a provider of high value-add
EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. As of December 31, 2021, Allego owns or operates more than 31,000 public charging ports and 16,000 public and private sites across 14 countries and has over 672,000 unique network users, 80% of which are recurring users as of December 31, 2021. In addition, it provides a wide variety of
EV-related
services including site design and technical layout, authorization and billing, and operations and maintenance to more than 400 customers that include fleets and corporations, charging hosts, OEMs, and municipalities.
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

Allego believes its business is set to expand quickly with the growth of transportation electrification and that its growth could potentially exceed the industry-wide anticipated four-times growth of the number of EVs from 2020 to 2025, according to a report entitled “Electric Vehicle Outlook 2020” by BloombergNEF (“
BNEF
Report
”), a strategic research provider covering global commodity markets and disruptive technologies. The European EV market is larger and growing faster than the U.S. market, according to Allego’s estimates, due to

European market attributes that generally favor fast charging, including more stringent regulatory regimes, high urbanization rates, a scarcity of in-home
parking in dense cities and significant interurban traffic. According to Allego’s estimates, between 2020 and 2030 fast public charging will increase its share from 24% to 37% of public charging in Europe. The shift from traditional ICE cars to EVs has occurred more rapidly in Europe than expected, particularly in light of governmental regulations such as the total ban of ICE cars in large cities such as London as soon as 2030 and the restrictions on ICE sales in some countries, including the United Kingdom. The BNEF Report projects that the investment in EV charging in Europe for commercial and public charging will require more than $54 billion between 2020 and 2030 and more than an additional $84 billion between 2030 and 2040.

The growth in the EV market in Europe has driven increased demand in public charging. Most of the cars in Europe can only be charged through public charging, as home garage access is often limited. Furthermore, fast and ultra-fast charging sites enable drivers to charge their EV’s in a reasonable time when compared to the time it takes for “
fueling
” ICE vehicles. EV drivers want to have the same level of service as old “
fueling
” methods, at a similar price point and Allego seeks to provide that experience.
Allego’s Business Model for EV Charging
Allego’s business model is based on the premise of providing easily accessible, highly reliable, hassle-free charging points to all types of EV users. Allego developed a unique, proprietary software platform that can manage any hardware chargers and charging sessions while enabling any MSP to use Allego’s network. Allego used this platform to create two complementary business segments to capitalize on the full breadth of EV charging opportunity: its owned fast charging network and high value-add
third-party services.
Owned Fast Charging Network
Allego’s primary business focus going forward is in building, owning and operating ultra-fast and fast EV charging sites. Allego is the operator of one of the largest pan-European
public EV charging networks. We use our proprietary Allamo
TM
software to identify premium charging sites and forecast demand using external traffic statistics. These sites generally are situated in high-density urban or suburban locations, and we believe that Allamo
TM
has been instrumental in securing a strong pipeline of premium sites. Allego’s proprietary software also supports compatibility and an optimized user experience for all EV drivers. The Allego EVCloud
TM
further provides software solutions for EV charging owners, including payment, analytics, customer support and achieving high uptime. Allego’s charging sites are vehicle-agnostic, and therefore can charge vehicles without limitations on OEM or user groups. Allego is a leader in ultra-fast charging networks in Europe, with 733 fast and 54 ultra-fast charging ports as of December 31, 2021, and intends to accelerate its growth in this business segment.
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
Charging sessions
Allego sells EV drivers charging sessions at its public charging points. Drivers can pay for these sessions through direct payment, such as by contactless payment or credit card, or with tokens with MSPs with whom the EV driver has a contract. With respect to tokens, Allego charges the price of the sessions on a monthly basis to the MSP. Allego’s network can be accessed by more than 250 MSPs in Europe and through
e-clearing
net, which facilitates the interoperability of the public charging networks. Allego typically manages its charging sites by selecting the site through its Allamo
TM
software which then provides an optimal configuration of charger types based on the expected traffic. Allego then processes the building and grid connection permits. The technical layout of the charging stations is derived from Allego’s intellectual property which minimizes installation and maintenance costs while addressing capacity constraints of the site. Allego then selects chargers that are installed by Allego contractors, and when complete, the site is onboarded onto Allego’s EVCloud
TM
platform to enable access and charging sessions to the EV drivers with its Smoov
TM
app. With the Smoov
TM
app, all EV drivers can find Allego charging points, see their availability, start sessions, and determine the price and the cost of the charging sessions. As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions.
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

•
Charging points network for third-parties
. Services related to hardware, installation, maintenance, and operations are provided to BtoB customers 24/7. Services are provided under one-off,
long-term operations and maintenance contracts, with typical terms ranging from between 4 to 5 years, and such contracts generate recurring revenues. Depending on the requirements, Allego can organize the supply of chargers, including home charging and installations for specific customers such as OEMs. Hardware and charging points management are standardized across the range of solutions offered by Allego’s platform in order to maximize synergies with Allego’s other services.

•
Platform services
. Allego provides certain of its customers software solutions by offering elements of its EVCloud
TM
platform for them to manage their chargers. These services generate recurring revenues and are typically for 5-year terms. Platform services enable Allego to create technological relationships with customers with a very high retention effect.

•
Site development
. Allego develops public charging points networks with third-parties. This service includes comprehensive development services ranging from site selection with a targeted internal rate of return (“
IRR
”) to long-term operations and maintenance under
15-year
contracts. Allego also manages payments through its Smoov
TM
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

•
Commercial
. Many commercial businesses already own or lease parking spaces. Allego targets businesses that wish to electrify some or all of these parking spaces. This often comes in the form of a sale and service, but Allego may choose to invest in the network depending on the quality of the sites. If Allego decides to invest in a network, the charging points are integrated into the Allego charging network. Allego’s software platform offers the flexibility to allow businesses to charge specific prices to its customers while giving access to the public generally. Allego’s capacity to invest in sites enables it to secure the best locations and to foster long-term relationships with commercial customers. Accordingly, Allego is able to offer its commercial customers a dual-tracked approach, depending upon the needs of its customers, which offers a strong proposition for many commercial sites throughout Europe.

•
Fleet
. Allego’s fleet customers are organizations that operate vehicle fleets in the delivery and logistics, sales, service, motorpool, shared transit and ridesharing spaces. Allego has developed comprehensive solutions for its fleet customers by offering chargers and installations for home charging, special access to its network, specific prices, and charging solutions in their premises. Allego only provides home charging solutions through BtoB contracts and not directly to EV drivers.

Allego’s charging network is a capital-intensive activity with attractive margins. Allego’s services offerings do not require substantial capital, but allow it to leverage synergies and create a network effect to increase traffic. Furthermore, there is organizational overlap between developing Allego’s charging network and bolstering its services activity which decreases the cost of operations.
Our Platform
The Allego
go-to-market
strategy uses its proprietary platform that facilitates the various steps of development and sales. Site selection, business plan computation, orders, installation, commissioning, maintenance, monitoring and payments are managed through the EVCloud
TM
and Allamo
TM
platforms which promotes efficiency and continuously decreases operational costs. Allego continuously invests in the EVCloud
TM
platform for maintenance and to develop new functionalities. It is essential to have a scalable platform that can handle tens of thousands of transactions simultaneously and manage distributed assets on a large scale with thousands of sites remotely.

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
Public Policy
Allego has been at the forefront of the development of EVs in Europe. Allego is one of the founders of Charge Up Europe, the EV charging business organization that promotes EV infrastructure in Europe. Allego promotes:

•	Policies related to CO 2 reduction

•	Openness: standard and interoperability

•	Free access to the grid in order to streamline grid connectivity
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
Platform Standard
Allego’s software platform, EVCloud
TM
, uses open charge point interfaces and open charge point protocols so that its network and solutions respect the openness standard it promotes. In order to promote common technical frameworks and interoperability, Allego is a member of a number of technical associations, including Platform for Electro Mobility, ChargeUp Europe (founding member), EVroaming4Europe, Open Charge Alliance, Dutch Association Electrification of Transport, Avere Belgium, BDEW, AVERE France and Renewable Energy Association UK. By supporting these openness standards, Allego hopes to improve the EV user experience. Openness enables EVs to charge on any charger, reducing the risk that EV drivers will not be able to find a charge point, and avoids a costly duplication of charging infrastructure and increases utilization rates. Allego has pursued a “chargers’ manufacturer agnostic policy,” meaning its platform can on-board
any type of charger from any manufacturer. As a result, Allego can benefit from innovation and reduced hardware procurement costs. In addition, EVCloud
TM
can thus accommodate several types of payment providers and Allego’s network serves all EV drivers.
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
Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2021, Allego’s research and development team consisted of more than 25 full time employees.

Intellectual Property
Allego relies on a combination of trademark, copyright, unfair competition and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish, maintain and protect its proprietary rights. Allego’s success depends in part upon its ability to obtain and maintain proprietary protection over Allego’s products, services, solutions, technology and know-how,
to operate without infringing the proprietary rights of others, and to prevent others from infringing upon Allego’s proprietary rights. Allego’s key trademarks are Allego, Smoov
TM
, EVCloud
TM
, and Allamo
TM
.
Suppliers and Service Providers
Allego relies on third-party vendors for design, manufacturing and testing of EV charging equipment. Currently, equipment is unique to each supplier with respect to components, firmware, after-market maintenance and warranty services. Equipment and services are sourced from different vendors for each category of charging solutions: AC (slow charging)/DC (fast charging) and HPC (ultra-fast charging) (“
HPC
”). For the year ended December 31, 2021, Allego had one major vendor that represented approximately 21% of total purchases.
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

Employees
Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2021, Allego had 151 employees, 140 of whom were regular full-time and 11 of whom were engaged on a part-time basis. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. As a result of the
COVID-19
pandemic, most of Allego’s employees are currently working remotely, although Allego expects that when the
COVID-19
pandemic subsides, its employees will return to work at its facilities noted above. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.
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

See also Exhibit 8.1 to this Annual Report for a list of our subsidiaries.

D. Plants and Equipment
See “
Item 4.B. Business Overview—Facilities
” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis provides information which Allego’s management believes is relevant to an assessment and understanding of Allego’s consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with Allego’s consolidated financial statements as of December 31, 2021 and December 31, 2020, and for the years ended December 31, 2021, December 31, 2020 and December 2019, and related notes thereto, included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause Allego’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “
Cautionary Note Regarding Forward-Looking Statements
” and “
Item 3.D. Risk Factors
”, and in other parts of this Annual Report.
A. Operating Results
Overview
Founded in 2013, Allego is a leading EV charging company in Europe and has deployed, as of December 31, 2021, over 31,000 charging ports across 16,000 public and private locations, spanning activities in 14 European countries. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged
approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for BtoB customers, including leading retail and auto brands.
Allego’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third-parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and
e-trucks,
which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, more than 65 real estate owners and 16 OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.
Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins Allego’s competitive advantage. Allamo
™
allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.
Allego EVCloud
™
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
Additionally, stringent European CO
2
regulations for ICE and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 800 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, and an additional pipeline of another 500 sites being currently negotiated, Allego believes it is well-positioned to execute its growth objectives.
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
Revenue from installation services
Installation services are provided as part of the development contract described above under “—
Revenue from the sale of charging equipment
” as well as to corporate customers where charging equipment needs to be installed.
Revenue from operation and maintenance of charging equipment
These services include the deployment of Allego’s cloud-based platform EVCloud
TM
to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off
development cost but generate long-term revenues.
Depending on the requirements, Allego can organize the supply of home charging and installation for specific customers as an operation and maintenance contract and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points managed by Allego’s platform in order to maximize synergies with its previous activity.

The revenue streams described above complement each other: the service activities make the most of the development of Allego network and uses the synergies of their technologies while being responsive to customer trends.
Key Factors Affecting Operating Results
Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “
Item 3.D. Risk Factors.
”
Growth of EV adoption
Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial EVs, which it believes drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in
hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles. The uncertainty of the current geopolitical situation in Europe, including the military conflict in the Ukraine, and the volatility in oil supply could drive this demand further. However, the current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles.
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
Technology risks
The EV market is a fast-developing market which is susceptible to technology changes. Allego relies on numerous internally developed software technologies (EVCloud
TM
, Smoov
TM
and Allamo
TM
) to operate its network and generate earnings. The ability of Allego to continue to integrate its technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will determine Allego’s sustained competitiveness in offering charging services. There is a risk that some or all of the components of the EV technology ecosystem become obsolete and Allego will be required to make significant investment to continue to effectively operate its business. Allego’s management believes their business model is well-positioned to enable Allego to effectively operate and allow the business to remain competitive regardless of long-term technological shifts.
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
COVID-19
pandemic by recommending that all
non-essential
personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences with only online engagements. Allego has also implemented additional safety protocols for essential workers and implemented cost cutting measures in order to reduce its operating costs. Allego may take further actions as may be required by government authorities or that it determines are in the best interests of its employees, customers, suppliers, vendors and business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by
COVID-19
or otherwise be satisfactory to government authorities. If significant portions of Allego’s workforce in the future are unable to work effectively, due to illness, quarantines, social distancing, government actions or other restrictions in connection with the
COVID-19
pandemic, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforces are subject to stay-at-home
orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.
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
The results for the year ended December 31, 2021 have been impacted by
COVID-19.
During the first quarter of 2021, traffic by
EV-drivers
and consumed energy levels declined as a result of
COVID-19
lockdown measures imposed by governments throughout Europe. As
COVID-19
lockdown measures eased, traffic by
EV-drivers
and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half-year of 2021, which continued in the second half-year of 2021. The impact of COVID- 19 on the Group’s charging revenue in the second half-year have been limited.
Key Performance Indicators
Allego regularly reviews a number of metrics to evaluate its business, measure its progress and make strategic decisions. EBITDA, Operational EBITDA and free cash flow, which are non-IFRS
measures, are currently utilized by management and may be used by our investors and competitors to assess performance. See the section entitled “—
Non-IFRS
Financial Measures
.”
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
Utilization Rate
The following table represents the overall utilization rate (which includes slow, fast and ultra-fast chargers) of Allego’s charging network for the years ended December 31, 2021, 2020 and 2019.

	For the year ended December 31,
	2021	2020	2019
Utilization rate	6.90%	5.34%	6.11%
In the year ended December 31, 2021, the utilization rate increased when compared to the same period in 2020 primarily due to the waning impact of
COVID-19
on demand for EV charging as discussed above and an increase in EV usage which a key driver of demand for EV charging. The increase in utilization rate was slightly offset by the installation of new charging equipment which has a lower expected utilization rate when compared to existing charging equipment.
Key Components of Results of Operations
Revenue
Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego or corporate third-parties. Allego also supplies electricity to owners and drivers of electric vehicles which use a charge card issued by an MSP or credit card to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.
In addition, Allego generates revenues from operation and maintenance of charging equipment.

Cost of sales (excluding depreciation and amortization expenses)
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
Other income and expenses
Other income and expenses consist of government grants, income from the sale of HBE certificates (linked to CO
2
emission offsets), the net gain or loss on the disposal of property, plant and equipment, sublease rental income, fair value gains/(losses) on derivatives (purchase options) and other items. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. HBE certificates are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. Allego sells such certificates to companies that are required to offset their use of non-green
energy through a brokerage. Other items mainly relate to reimbursements from (energy) network operators with respect to the power grid connections used. At the end of the year, Allego is reimbursed based on usage of actual grid connections used.
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
Finance costs
Finance costs primarily consist of interest expenses, exchange differences and fair value gains and losses on an interest rate cap derivative.
Loss for the year
Loss for the year consists of Allego’s operating loss plus its finance costs.

Results of Operations
2021 versus 2020
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		Year-over-year Change For the year ended December 31, 2021 to 2020
(in € million)	2021	2020	Change (€)	Change (%)
Revenue	86.3	44.2	42.1	95%
Cost of sales (excluding depreciation and amortization expenses)	(61.1)	(31.0)	(30.1)	97%
Gross profit	25.2	13.2	12.0	91%
Other income/(expenses)	10.9	5.4	5.5	102%
Selling and distribution expenses	(2.5)	(3.9)	1.4	-36%
General and administrative expenses	(337.5)	(47.5)	(290.0)	611%
Operating loss	(303.9)	(32.8)	(271.1)	827%
Finance costs	(15.4)	(11.3)	(4.1)	36%
Loss before income tax	(319.3)	(44.1)	(275.2)	624%
Income tax	(0.4)	0.7	(1.1)	-157%
Loss for the year	(319.7)	(43.4)	(276.3)	638%
The revenue numbers are further specified below:

	For the year ended December 31,		Change	Change
(in € million)	2021	2020	€	%
Type of goods or service
Charging sessions	26.1	14.9	11.2	75%
Service revenue from the sale of charging equipment	37.3	15.2	22.1	145%
Service revenue from installation services	19.5	12.3	7.2	59%
Service revenue from operation and maintenance of charging equipment	3.4	1.9	1.5	79%
Total revenue from external customers	86.3	44.2	42.1	95%
Revenue
Revenue was € 86.3 million for the year ended December 31, 2021 compared to € 44.2 million for the year ended December 31, 2020. Revenue increased € 42.1 million, or 95%.
Charging sessions revenue for the year ended December 31, 2021 increased € 11.2 million, or 75%, to € 26.1 million compared to € 14.9 million for the year ended December 31, 2020. The increase was due to an increase in charging points as well as an increase in the utilization of the chargers. As at December 31, 2021, Allego operated owned charging stations predominantly in the Netherlands, Belgium, Germany and the United Kingdom. The charging stations installed during 2021 led to a revenue increase of € 2.2 million compared to the revenue for the year ended December 31, 2020. Furthermore, the average revenue per session for the year ended December 31, 2021 increased by 5%, which is caused by the increased average kWh consumption per session. The consumption increase is caused by an increase in the number of charging sessions and an increase in the average duration of charging sessions, driven by the growing number of new cars with extended battery capacity being sold during the period. The increase in average revenue per session is also due to higher sales prices per kWh on ultra-fast and fast chargers compared to slow chargers. The remaining increase is due to an increase in charging sessions at the charging points installed pre-2021.

Service revenue increased across all revenue streams. Service revenue from the sale of charging equipment for the year ended December 31, 2021 increased € 22.1 million, or 145%, to € 37.3 million compared to € 15.2 million for the year ended December 31, 2020. Service revenue from installation services increased € 7.2 million, or 59%, to € 19.5 million for the year ended December 31, 2021 from € 12.3 million for the year ended December 31, 2020. Service revenue from operation and maintenance of charging equipment was € 3.4 million for the year ended December 31, 2021, compared to € 1.9 million for the year ended December 31, 2020, an increase of € 1.5 million, or 79%. The increase in service revenue was primarily due to a strong growth in demand for BtoB charging solutions and the continued development of the
Mega-E
roll out over Europe, which entails creating charging infrastructure in a larger part of Europe. New contracts entered into during the year included a contract for the installation of five HPC locations along France’s A355 highway, a strategic partnership with Casino Group to develop and install over 250 HPC locations at 36 hypermarkets in France, a strategic partnership with Van der Valk Hotels to install HPC locations at more than 50 of their hotels in the Netherlands and Belgium, an agreement with REWE Nord to build more than 100 fast charging sites across their locations in Germany and a partnership with Carrefour for the development of over 200 charging locations across France.
Cost of sales (excluding depreciation and amortization expenses)
Cost of sales for the year ended December 31, 2021 increased € 30.1 million, or 97%, to € 61.1 million compared to € 31.0 million for the year ended December 31, 2020. The increase in cost of sales is substantially due to the increase shown for the service revenue streams.
During the year ended December 31, 2021, Allego continued to expand its portfolio of chargers, which led to a decrease in the cost per session due to the maintenance costs being divided over a larger number of chargers and a larger number of charging sessions. Additionally, there was a positive impact to cost of sales because the cost of sales increased at a slower pace than revenue. This is due to the mix of projects for 2021 being different than for 2020 as several high gross margin projects were completed in 2021. However, this positive impact was offset due to increases in energy prices throughout Europe, especially in the second half year of 2021, which affects the cost of sales of revenue from charging sessions.
Gross profit and gross margin
Gross profit for the year ended December 31, 2021 increased € 12.0 million, or 91%, to € 25.2 million compared to € 13.2 million for the year ended December 31, 2020. While the increase in gross profit is driven by the overall increase in revenue, the gross margin for the year ended December 31, 2021 of 29% has decreased compared to the gross margin for the year ended December 31, 2020 of 30%. Although there has been an increase in gross margin due to the relative increase of specific revenue streams with higher gross margins as a percentage of total revenue, this effect is offset by a greater increase in cost of sales of revenue from charging sessions due to the increase in energy prices.
Other income
Other income for the year ended December 31, 2021 increased € 5.5 million, or 102%, to € 10.9 million compared to € 5.4 million for the year ended December 31, 2020. The increase in other income is mostly due to a € 2.9 million fair value gain on purchase option derivatives and a € 3.0 million increase in the income generated from the sale of HBE certificates.
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2021 decreased € 1.4 million, or 36%, to € 2.5 million compared to € 3.9 million for the year ended December 31, 2020. The decrease is primarily attributable to reduced employee benefits expenses resulting from a restructuring plan which streamlined Allego’s operations. Implementation of the restructuring plan started in 2020.

General and administrative expenses
General and administrative expenses for the year ended December 31, 2021 increased € 290.0 million, or 611%, to € 337.5 million compared to € 47.5 million for the year ended December 31, 2020. The increase in general and administrative expenses is mostly due to € 291.8 million (2020: € 7.1 million) share-based payment expenses for shares which were granted to an external consulting firm in the year ended December 31, 2020. € 202.2 million (2020: € 4.7 million) of these costs are recognized as legal, accounting and consulting fees and € 89.6 million (2020: € 2.4 million) of these costs are recognized as employee benefit expenses.
Operating Loss
Operating loss for the year ended December 31, 2021 increased € 271.1 million, or 827%, to € 303.9 million compared to € 32.8 million for the year ended December 31, 2020. The increase in operating loss is mostly due to higher share-based payment expenses.
Finance costs
Finance costs for the year ended December 31, 2021 increased € 4.1 million, or 36%, to € 15.4 million compared to € 11.3 million for the year ended December 31, 2020. The increase in finance costs is mostly due to increasing interest expenses on shareholder loans due to accruing interest and increasing interest expenses on senior debt, as additional drawdowns were completed during the year ended December 31, 2021.
Loss before income tax
Loss before income tax for the year ended December 31, 2021 increased € 275.2 million, or 624%, to € 319.3 million compared to € 44.1 million for the year ended December 31, 2020. Although revenue increased, the gross margin remained relatively stable. Additionally, other income increased for the year ended December 31, 2021 compared to the year ended December 31, 2020. However, this increase in other income is offset by increased finance costs and general and administrative expenses resulting in an increased loss before income tax. The interest expenses on shareholder loans increased due to compounding interest. The interest on the senior debt facility increased due to additional drawdowns completed during the year ended December 31, 2021. The general and administrative expenses increased due to the increase in share-based payment expenses.
Income tax
For the year ended December 31, 2020 Allego recognized a deferred tax asset in Germany as it expected to realize taxable profits in the future, which resulted in a positive tax impact of € 0.7 million. For the year ended December 31, 2021 Allego recognized a deferred tax asset for its operations in Belgium as it expected to realize future taxable profits in the future. However, this was offset by the decrease in the deferred tax asset for its German operations as part of the previously recognized asset was utilized in 2021. For the year ended December 31, 2021, Allego realized profits on its operations in France, Norway and Sweden. Therefore, Allego recorded an income tax expense of € 0.2 million with respect to its profits in these countries. This resulted in a total tax impact of € 0.4 million. This resulted in a change in income taxes of € 1.1 million, or 157% compared to the year ended December 31, 2020.
Loss for the year
Loss for the year ended December 31, 2021 increased € 276.3 million, or 638%, to € 319.7 million compared to € 43.4 million for the year ended December 31, 2020.

2020 versus 2019
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2019 and 2020:

	For the year ended December 31,		Year-over-year Change For the year ended December 31, 2020 to 2019
(in € million)	2020	2019	Change (€)	Change (%)
Revenue	44.2	25.8	18.4	71%
Cost of sales (excluding depreciation and amortization expenses)	(31.0)	(20.9)	(10.1)	48%
Gross profit	13.2	4.9	8.3	169%
Other income/(expenses)	5.4	3.5	1.9	54%
Selling and distribution expenses	(3.9)	(6.1)	2.2	-36%
General and administrative expenses	(47.5)	(39.2)	(8.3)	21%
Operating loss	(32.8)	(36.9)	4.1	-11%
Finance costs	(11.3)	(5.9)	(5.4)	92%
Loss before income tax	(44.1)	(42.8)	(1.3)	3%
Income tax	0.7	(0.3)	1.0	-333%
Loss for the year	(43.4)	(43.1)	(0.3)	1%

	For the year ended December 31,		Change	Change
(in € million)	2020	2019	€	%
Type of goods or service
Charging sessions	14.9	9.5	5.4	57%
Service revenue from the sale of charging equipment	15.2	9.1	6.1	67%
Service revenue from installation services	12.3	6.9	5.4	78%
Service revenue from operation and maintenance of charging equipment	1.9	0.3	1.6	533%
Total revenue from external customers	44.2	25.8	18.4	71%
Revenue
Revenue was € 25.8 million for the year ended December 31, 2019 compared to € 44.2 million for the year ended December 31, 2020. Revenue increased € 18.4 million, or 71%.
Charging sessions revenue for the year ended December 31, 2020 increased € 5.4 million, or 57%, to € 14.9 million compared to € 9.5 million for the year ended December 31, 2019. The increase was due to an increase in charging points. As at December 31, 2020, Allego operated owned charging stations predominantly in the Netherlands, Belgium, Germany and the United Kingdom. The charging stations installed during 2020 led to a revenue increase of 18% compared to the revenue for the year ended December 31, 2019. Furthermore, the average revenue per session for the year ended December 31, 2020 increased by 25%, which is caused by the increased average kWh consumption per session and an increase in the average price per kWh, because sale prices per kWh are higher on ultra-fast and fast chargers as compared to slow chargers. The increased consumption is driven by a roll out of additional ultra-fast chargers that deliver more kWh in a shorter timeframe as well as the increased number of new cars sold and the latest industry developments. Newer cars have an increased battery capacity and hence require more energy compared to the older models on the market. The remaining increase was due to an increase in charging sessions at the charging points installed pre-2020.
Service revenue increased across all revenue streams. Service revenue from the sale of charging equipment for the year ended December 31, 2020 increased € 6.1 million, or 67%, to € 15.2 million compared to € 9.1 million for the year ended December 31, 2019. Service revenue from installation services increased € 5.4 million, or 78%, from € 6.9 million for the year ended December 31, 2019 to € 12.3 million for the year ended December 31, 2020. Service revenue from operation and maintenance of charging equipment was € 0.3 million for the year ended December 31, 2019, compared to € 1.9 million for the year ended December 31, 2020, an increase of € 1.6 million, or 533%. The increase in service revenue was primarily due to a strong growth in demand for BtoB charging solutions and the continued development of the
Mega-E
roll out over Europe, which entails creating charging infrastructure in a larger part of Europe. New contracts to deliver charging solutions have been signed in the Netherlands, including four HPC sites, public parking chargers in Amsterdam and significant number of service contracts, Germany (various HPC sites and a framework contract with a major retailer), Belgium
(B-Parking
and two HPC locations), France (various HPC sites), Sweden (six HPC locations and City of Stockholm), Denmark (three HPC locations) and the UK (local authorities for two London Boroughs and various Fast Charging Locations) during the year.
Cost of sales (excluding depreciation and amortization expenses)
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
Projects are classified as either BtoB or Business to Consumer (“
B2C
”). BtoB projects made up a greater proportion of all projects accounted for in 2020 compared to 2019. In the B2C projects, we deliver and install home chargers. In this case, we install slow (“
AC
”) chargers, which is relatively easy. This market is therefore highly competitive and hence has lower gross margins compared to BtoB projects. In the BtoB projects, we deliver and install high power chargers (ultra-fast chargers) for third parties. Installing these chargers is more difficult and hence less competitive compared to the slow chargers in the B2C projects. For this reason, these BtoB projects have a relatively higher gross margin compared to B2C projects.
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

Interim Data
The following table sets forth certain unaudited financial data for the six months ended June 30, 2021. The unaudited interim information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. For the six months ended June 30, 2021, General and administrative expenses have been revised to reflect the recognition of expense for the April 2021 modification of the share based payments awards to an external consulting firm over the period from the modification date to the estimated liquidity event date and to recognize the increase in fair value at the modification date, related to the compensation that certain directors of the Company are entitled to from the external consulting firm. These errors related to the accounting for the modification resulted in an additional share based payment expense of € 17,113 thousand for the six months ended June 30, 2021 (See note 10 to our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report for more details around the modification).
Our interim results are not necessarily indicative of future operating results.
Interim condensed consolidated statement of profit or loss for the six months ended June 30, 2021 (unaudited)

	2021
(in €‘000)	As Previously Reported	Adjustments	Revised
Revenue from contracts with customers	20,418	0	20,418
Cost of sales (excluding depreciation and amortization expenses)	(13,705)	0	(13,705)
Gross profit	6,713	0	6,713
Other income	2,322	0	2,322
Selling and distribution expenses	(1,142)	0	(1,142)
General and administrative expenses	(126,908)	(17,113)	(144,021)
Operating loss	(119,015)	(17,113)	(136,128)
Finance costs	(7,031)	0	(7,031)
Loss before income tax	(126,046)	(17,133)	(143,179)
Income tax	(597)	0	(597)
Loss for the half-year	(126,643)	(17,133)	(143,776)
Basic and diluted loss per ordinary share	(1,266)	(171)	(1,437)
B. Liquidity and Capital Resources
The Group’s scale of operations
The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations.
Start-up
losses are inherently associated with the business as charging points need to become known to users. As a result, the Group incurred losses during the first years of its operations and expects to continue to incur losses in the next twelve to eighteen months. Therefore, the Group relies heavily on financing from its existing shareholder and banks to finance its operations and scale up of the business.
Further envisioned growth, in line with the Group’s strategy, will require additional significant investments.
Financial position of the Group
As at December 31, 2021, the losses incurred during the first years of its operations resulted in a negative equity of € 76.7 million (December 31, 2020: negative € 73.7 million) and cash and cash equivalents of € 24.7 million

(December 31, 2020: € 8.3 million). The resulting deficits have been funded by borrowings from the Company’s shareholder and banks. In the consolidated statement of financial position as at December 31, 2021, the carrying value of the Group’s borrowings amounts to € 213.6 million (December 31, 2020: € 159.6 million).
Impact of
COVID-19
The results for the year ended December 31, 2021 have been impacted by
COVID-19.
During the first quarter of 2021, traffic by
EV-drivers
and consumed energy levels declined as a result of
COVID-19
lockdown measures imposed by governments throughout Europe. As
COVID-19
lockdown measures eased, traffic by EV drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half of 2021, which continued in the second half of 2021. The impact of
COVID-19
on the Group’s charging revenue in the second half of 2021 has been limited.
During the years ended December 31, 2021 and 2020, the Group did not receive
COVID-19
related government support or any
COVID-19
related rent concessions.
Financing
On May 27, 2019, the Group entered into a senior debt bank facility (the “
facility
”), totaling € 120 million, with Société Générale and KommunalKredit (the “
lenders
”). During the year ended December 31, 2021, the Group completed three drawdowns on the facility for a total amount of € 44.3 million. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group recently transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement.
See Note 24 (Borrowings) and Note 31 (Capital Management) to the audited consolidated financial statements included elsewhere in this Annual Report for additional information.
For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP. The Group expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants.
In addition, the Company’s shareholder has issued loans to the Group. The principal and accrued interest of the shareholder loans will mature in 2035. The Group continues to seek for additional funding solutions to accelerate future growth and expansion
Liquidity forecasts
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
The Group requires additional financing for additional development activities and operations. Management planned to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half of 2021, and with the proceeds from the U.S. public listing through a merger between the Company and Spartan—a Special Purpose Acquisition Company (“
SPAC
”)—that was completed in

the first quarter of 2022. On July 28, 2021, the Company and Spartan signed the BCA. On March 16, 2022, the Company consummated the previously announced business combination pursuant to the BCA and became a publicly traded company on the NYSE through the incorporation of Allego N.V. As a result of the merger, the Group received € 146.0 million ($161.0 million)
1
of gross proceeds
2
. As of March 31, 2022, the Group had cash and cash equivalents of € 75.1 million.
Additionally, we will receive the proceeds from any exercise of any Warrants in cash. Each Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per share. The aggregate amount of proceeds could be up to $266,339,402 if all Warrants are exercised for cash. We expect to use any such proceeds for general corporate purposes, which would increase our liquidity, but do not need such proceeds to fund our operations. We believe the likelihood that warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. As of May 12, 2022, the closing price of our Ordinary Shares was $7.84.
Prior to the extraordinary meeting of Spartan in connection with the Business Combination, holders of 54,092,418 shares of Spartan Class A Common Stock exercised their right to redeem those shares for cash at a price of approximately $10.00 per share, for an aggregate of $540,984,673, which represented approximately 97.99% of the total Spartan Common Stock then outstanding.
The Group completed the SPAC transaction on March 16, 2022. The completion of the merger yielded in proceeds of €146.0 million, which is less than the originally expected proceeds of €635.0 million ($702.0 million). Allego N.V. confirmed to assist Allego Holding in meetings its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Allego N.V. confirmed to have the ability to provide such support and to provide this support, to the extent outlined above, for a period of at least twelve months from the date of preparation of these consolidated financial statements. Given this cash position, the Group has sufficient funds to run the business for the twelve months from the issuance date of these consolidated financial statements assuming a minimal level of investments such as limited capital expenditures in property, plant and equipment and intangible assets. Therefore, the Group does not depend on external financing in the short-term or receiving the cash proceeds from the exercise of any Warrants. Consequently, there is no longer a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern and therefore whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the consolidated financial statements.
As the Group’s plan to raise capital via the completion of the merger yielded less proceeds than originally expected, the Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The Group may not be able to raise such financing on acceptable terms, or at all. The timing and realization of such financing is inherently uncertain. As a result, the timing and realization of such financing may impact the Group’s ability to execute its growth strategy and business plan in the long-term, but does not cast material uncertainty on the Group’s ability to operate on a going concern basis and continue its operations for the twelve months from the issuance date of these consolidated financial statements.
Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

1	Translated at the EUR/USD exchange rate as at March 17, 2022.
2	Not inclusive of transaction expenses.

Cash flows
The cash flows for the year ended December 31, 2021 are presented below and compared with the cash flows for the year ended December 31, 2020:

	Year ended December 31,
(in € million)	2021	2020	2019
Cash flows used in operating activities	(9.2)	(34.4)	(56.9)
Cash flows used in investing activities	(15.4)	(15.3)	(13.6)
Cash flows provided by (used in) financing activities	41.0	36.7	90.6
Net increase (decrease) in cash and cash equivalents	16.4	(13.0)	20.1
Cash flows used in operating activities
Cash used in operating activities for the year ended December 31, 2021 was € 9.2 million compared to cash used in operating activities of € 34.4 million during the year ended December 31, 2020 and € 56.9 million during the year ended December 31, 2019.
During the year ended December 31, 2021, the cash used in operating activities primarily consisted of a net loss before income tax of € 319.3 million, reduced by non-operating
elements of € 316.2 million, an increase in net operating assets of € 21.5 million, interest paid of € 6.0 million and income taxes paid of € 0.3 million. The most important components of non-operating
elements relate to finance costs, share-based payment expenses, fair value gains/(losses) on purchase options derivatives and depreciation, amortization and (reversal of) impairments of € 15.3 million, € 291.8 million, negative € 2.9 million and € 11.7 million, respectively. The increase in net operating assets was mainly due to an increase of € 21.3 million in trade and other receivables, contract assets and prepayments and a decrease of € 28.6 million in trade and other payables and contract liabilities. This was partially offset by a decrease in inventory and other financial assets of € 6.9 million and an increase in provisions of € 0.2 million
During the year ended December 31, 2020, the cash used in operating activities primarily consisted of a net loss before income tax of € 43.9 million, reduced by non-operating
elements of € 28.7 million, an increase in net operating assets of € 14.7 million and interest paid of € 4.5 million. The most important corrections for non-operating
elements relate to finance costs, share-based payment expenses and depreciation and amortization costs of € 11.3 million, € 7.1 million and € 10.3 million, respectively. The increase in net operating assets was mainly due to an increase of € 14.2 million in trade and other receivables, contract assets and prepayments and a decrease of € 4.3 million in trade and other payables and contract liabilities. This is partially offset by a decrease in inventory and other financial assets of € 3.7 million and an increase in provisions of € 0.1 million.
During the year ended December 31, 2019 the cash used in operating activities primarily consisted of a net loss of € 42.8 million, reduced by non-operating
elements of € 14.5 million, an increase in net operating assets of € 21.1 million and interest paid of € 7.4 million. The primary non-operating
elements relate to finance costs and depreciation and amortization costs of € 6.0 million and € 8.3 million respectively. The increase in net operating assets was mainly due to an increase of € 16.9 million in other financial assets. Inventory and trade and other receivables, contract assets and prepayments also increased during the year with an amount of € 9.0 million. This is partially offset by an increase in provisions, trade and other payables and contract liabilities of € 4.7 million.
Cash flows used in investing activities
Cash used in investing activities for the year ended December 31, 2021 was € 15.4 million compared to cash used in investing activities of € 15.3 million during the year ended December 31, 2020. The year-over-year decrease was primarily due to a decrease in purchases of property, plant and equipment of € 7.0 million and decrease in proceeds from investment grants of €1.5 million. This was partially offset by an increase in the purchases of intangible assets of € 4.0 million as well as an increase in the payment of purchase option premiums of € 1.5 million.

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
Cash flows provided by financing activities
Cash from financing activities for the year ended December 31, 2021 was € 41.0 million compared to cash used in financing activities of € 36.7 million during the year ended December 31, 2020. The year-over-year increase was primarily due to an increase in proceeds from borrowings of € 6.0 million. This was partially offset by an increase in the payment of principal portion of lease liabilities of € 1.5 million and an increase in the payment of transaction costs of €0.1 million.
Cash from financing activities for the year ended December 31, 2020 was € 36.7 million compared to cash used in investing activities of € 90.6 million during the year ended December 31, 2019. The year-over-year decrease was primarily due to a decrease in proceeds from borrowings of € 47.7 million and a decrease in proceeds from capital contributions of € 6.1 million.
Contractual Obligations and Commitments
Significant expenditures for charging stations and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2021 was € 2.3 million (December 31, 2020: € 4.4 million). Allego uses these assets either as its own charging stations (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory). Allego is not a party to any other off-balance
sheet arrangements.
Non-IFRS
Financial Measures
This Annual Report includes the following
non-IFRS
financial measures: “
EBITDA
”, “
Operational EBITDA
” and “
free cash flow
”. Allego believes EBITDA, Operational EBITDA and free cash flow are useful to investors in evaluating Allego’s financial performance. In addition, Allego uses these measures internally to establish forecasts, budgets, and operational goals to manage and monitor its business. Allego believes that these non-IFRS
financial measures help to depict a more realistic representation of the performance of the underlying business, enabling Allego to evaluate and plan more effectively for the future. Allego believes that investors should have access to the same set of tools that its management uses in analyzing operating results.
Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation, amortization and impairments. Allego defines Operational EBITDA as EBITDA further adjusted for share-based payment expenses, transaction costs, bonus payments to consultants, fair value gain/(losses) on certain derivatives, reorganization and severance costs, certain business optimization costs, lease buyouts, anticipated board compensation costs and director and officer insurance costs. Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from investment grants.
EBITDA, Operational EBITDA and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS
financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31
(in € million)	2021	2020	2019
Loss for the year	(319.7)	(43.4)	(43.1)
Income tax	0.4	(0.7)	0.3
Finance costs	15.4	11.3	5.9
Amortization and impairments of intangible assets	2.7	3.7	2.3
Depreciation and impairments of right-of-use assets	3.4	1.8	1.3
Depreciation, impairments and reversal of impairments of property, plant and equipment	5.6	4.8	4.7
EBITDA	(292.2)	(22.5)	(28.6)
Fair value gains/(losses) on derivatives (purchase options)	(2.9)	—	—
Share-based payment expenses	291.8	7.1	—
Transaction costs	11.8	—	—
Bonus payments to consultants	0.6	—	—
Lease buyouts	—	0.1	—
Business Optimization Costs	—	1.8	0.8
Reorganization and Severance	0.1	3.8	—
Operational EBITDA	9.2	(9.7)	(27.8)
Cash generated from operations	(9.2)	(34.4)	(56.9)
Capital expenditures	(15.6)	(18.4)	(17.0)
Proceeds from investment grants	1.7	3.2	3.3
Free cash flow	(23.1)	(49.6)	(70.6)
C. Research and Development, Patents and Licenses
Please refer to “
Item 4.B. Business—Research and Development
” and “
Item 4.B. Business—Intellectual Property
”.
D. Trend Information
Please refer to “
Item 5.A. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Operating Results
.”
E. Critical Accounting Estimates
The discussion and analysis of Allego’s financial condition and results of operations is based upon financial statements which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to charging station depreciable lives, impairment of financial assets, share-based compensation and the recognition of deferred tax assets. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. Allego’s actual results may differ from those estimates. See Note 2 to the audited consolidated financial statements included elsewhere in this Annual Report for additional description of the significant accounting policies that have been followed in preparing Allego’s financial statements. The accounting policies described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.
Revenue Recognition:
Allego recognizes revenue from the following activities:

•	Revenue from charging sessions;

•	Revenue from the sale of charging equipment to customers;

•	Revenue from installation services; and

•	Revenue from the operation and maintenance of charging equipment owned by customers.
Charging sessions
:
Charging revenue, which includes electricity price and a service fee, is recognized at a point in time, at the moment of charging, when the control of electricity is transferred to the customer. Allego is acting as a principal in charging transactions for charging equipment that is owned by Allego as it has primary responsibility for these services and discretion in establishing the price of electricity. Allego is considered an agent in charging transactions for charging equipment owned by third-parties as Allego does not have control over electricity. Allego has to reimburse the electricity costs to EV drivers because the charging services to homeowners and company locations are administrative in nature.
Sale of charging equipment
:
Allego has determined that the sale and installation of the equipment constitutes two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward, and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin. Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:

•	the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or

•
the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested Allego to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment

Installation services
: Revenue from installation of charging equipment is recognized over time. Allego uses an input method in measuring progress of the installation services because there is a direct relationship between Allego’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided.
Operation and maintenance of charging equipment
: Service revenue from operation and maintenance services of charging equipment owned by customers is recognized over time. Services include the deployment of Allego’s cloud based platform to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced monthly, and consideration is payable when invoiced. Allego recognizes revenue only when the performance obligation is satisfied, therefore any upfront billing and payments are accounted for as an advance payment.

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
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Special Fees Agreement at the grant date, Allego uses a valuation model which takes into account how the fees payable in cash and equity instruments will depend on the equity value of Allego at the time of a future liquidity event as defined in the Special Fees Agreement. The assumptions and model used for estimating the fair value for share-based payment transactions under the Special Fees Agreement are disclosed in the audited consolidated financial statements.
Impairment of
non-financial
assets
At each reporting date, Allego assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event Allego compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal. Allego uses a discounted cashflow (“
DCF
”) model to determine the
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
Valuation of purchase options
During the year ended December 31, 2021, Allego entered into two purchase option agreements to acquire an unlisted software company and into a purchase option agreement to acquire
Mega-E
Charging B.V. The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (
i.e.
, spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.
Related Party Transactions
See Note 33 of Allego’s consolidated financial statements and “
Item 7.B. Major Shareholders and Related Party Transactions
—
Related Party Transactions
” included elsewhere in this Annual Report for more information regarding transactions with related parties.
Recent Accounting Pronouncements
See Note 2 of Allego’s consolidated financial statements included elsewhere in this Annual Report for more information regarding recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, material weaknesses were identified in its internal control over financial reporting. See the subsection entitled “
Item 3.B. Risk Factors—Allego has identified material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price
” and “
Item 15.
Controls and Procedures
”.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Allego qualifies as an “
emerging growth company
” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. As an “emerging growth company,” Allego is not required to, among other things, (a) provide an auditor’s attestation report on our system of internal control over financial reporting, (b) provide all of the compensation disclosure that may be required of non-emerging
growth public companies, (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (d) disclose comparisons of the chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of a business combination or until we otherwise no longer qualify as an “
emerging growth company.
”

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
Mathieu Bonnet
joined Allego in 2019 as Chief Executive Officer. Before Allego, he founded a group of energy companies including E6, a European energy management platform for renewable energy. Mr. Bonnet also served as Chief Executive Officer of Compagnie Nationale du Rhône (“
CNR
”), the second biggest hydro company in France. Prior to CNR, he worked for Electrabel in Belgium, where he was in charge of outage management, and the Ministry of Industry, where he was in charge of implementing programs for small-and-medium-size
enterprise development in the Provence region. Additionally, he spent several years in the United States, working on commercial bilateral issues between the United States and France and leading programs to sustain French exports in the United States. Mr. Bonnet graduated from Ecole Polytechnique in 1993, where he ranked first in mathematics, and Ecole des Mines de Paris in 1996. He also holds a Masters of Nuclear Engineering from the Université Catholique de Louvain.
Ton Louwers
has served as Chief Operating Officer of Allego since 2018 and has served as Chief Financial Officer of Allego since September 2021. Mr. Louwers previously worked for a small dredging company in the Netherlands, which he departed when he was asked to assist Alliander in the divestment of the business now operated under Allego Holding. Initially offering support to Allego’s management, Mr. Louwers soon took over as the interim Chief Financial Officer until Meridiam S.A.S (together with its subsidiaries and affiliates, “
Meridiam
”) closed the acquisition. He has gradually changed his focus to operations. Previously, Mr. Louwers served as Chief Financial Officer for the Nordic Division of Royal Imtech, and Chief Financial Officer for Royal Imtech’s Benelux Division. He has also served as Chief Financial Officer of the industrial service company Hertel and Chief Financial Officer for the Netherlands at Thales, in addition to numerous other positions. Mr. Louwers graduated from the University of Amsterdam and holds a Masters in Business Economics, followed by a post-graduate degree as a chartered accountant.
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
Jane Garvey
has served as a director on our Board since Closing and has served as the Global Chairman of Meridiam Infrastructure, a global investor and asset manager specializing in long-term public infrastructure projects, since August 2009. Before Meridiam, Ms. Garvey was the 14th Administrator of the Federal Aviation Administration (“
FAA
”) from August 1997 to August 2002, where she led the FAA through the formidable events of September 11, 2001 and through many safety and modernization milestones. She also served as the Acting Administrator and Deputy Administrator of the Federal Highway Administration. After leaving public service, Ms. Garvey led the U.S. Public/Private Partnerships advisory group at JP Morgan, where she advised states on financing strategies to facilitate project delivery for state governments. She joined the board of United Airlines Holdings, Inc. in 2016 and served as chairman of the board from 2017 until 2019. Ms. Garvey has served as a member of the board of Blade Urban Mobility since 2020.
Christian Vollmann
has served as a director on our Board since Closing and is an entrepreneur and angel investor who has made 75 angel investments since 2005. His most recent venture is nebenan.de, Germany’s leading social neighborhood network. Before nebanan.de, Mr. Vollmann built iLove.de into Germany’s leading dating service at the start of the millennium, founded the online video portal MyVideo.de and co-founded
Affinitas (now Spark Networks), a global leader in online dating with activities in 29 countries. Mr. Vollman serves as the Vice Chairman of the board of directors of Linus Digital Finance AG and is a Venture Partner and Member of the Investment Committee of PropTech1 Ventures. Mr. Vollmann advises the German Federal Ministry of Economics as Chairman of the Advisory Board Young Digital Economy and advocates for the interests of startups as Vice-Chairman of the German Startups Association.
Julia Prescot
has served as a director on our Board since Closing and has been a co-Founder
of Meridiam since 2005 and currently serves as Chief Strategy Officer. Before Meridiam, Ms. Prescot was a Senior Director at HBOS, London. Prior to HBOS, she served as a Director and Head of Project Advisory at Charterhouse Bank and a Director and Head of Project Finance at Hill Samuel Bank. Ms. Prescot has served as the chair of London-based Neuconnect Limited, a company developing a major energy interconnector between the United Kingdom and Germany, since 2017 and has served on the board of Fulcrum Infrastructure Group since 2007. Ms. Prescot was a non-executive
director for InfraCo Asia Investments between 2016 and 2018 and the Emerging Africa Infrastructure Fund from 2015 to 2018. Ms. Prescott is a Commissioner for the UK’s National Infrastructure Commission, a member of the UK’s Investment Council, a member of the Advisory Panel of Glennmont Partners and a non-executive
director at the Port of Tyne. She is currently on the board of P4G, a multilateral organization focused on environmental public-private partnerships, and is an Honorary Professor at University College London.
Julien Touati
has served as a director on our Board since Closing and joined Meridiam in 2011. He currently serves as a Partner, Corporate Development Director, and Executive Committee Member with responsibility over the management of energy transition and the strategic developments of the group. Prior to this role, Mr. Touati set up Meridiam activities in Africa and led infrastructure investments in Europe. Before Meridiam, Mr. Touati was responsible for managing the French Government’s shareholding in Électricité de France, in addition to other roles at SNCF Réseau, Veolia, Capgemini and the infrastructure division of Proparco. He is an expert in the energy transition investment space, a contributor to several publications, and a member of several international think tanks. Mr. Touati is also on the board of several leading green infrastructure solution providers, including Allego, Voltalis, and Evergaz. He holds a Master’s Degree in Engineering, a Master’s Degree in Environmental and Energy Economics and a Master of Public Affairs from the École des Ponts in Paris. He is an Atlantic Council Millennium Fellow.
Thomas Josef Maier
has served as a director on our Board since Closing and currently serves as a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier has been a member of the Advisory Board of Stirling Infrastructure Partners since April 2021. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.

Sandra Lagumina
has served as a director on our Board since Closing and joined Meridiam in December 2017, as Chief Operations Officer, Asset Management. From January 2016 to January 2017, Ms. Lagumina was Executive Vice President of ENGIE, in charge of gas infrastructure, China and real estate. Previously she held the position of Chief Executive Officer of GRDF (Gaz Réseau Distribution France) from 2013 to 2016. Ms. Lagumina joined Gaz de France in 2005 and took over successively the functions of Deputy Strategy Director, Public Affairs Delegate, General Counsel and, Corporate and Group General Counsel. She started her career in 1995 at the Council of State and joined in 2000, the Minister for the Economy, Finance and Industry as Legal Advisor, and then took over the role of Deputy Director of Public and International Law of the Ministry of the Economy, Finance where she was in charge of Public Private Partnership reform. Ms. Lagumina graduated from the Paris Institute of Political Studies and National School of Administration. She holds a Masters of Common Market Law and of Public law. She is member of the French Competition Authority. Ms. Lagumina was appointed Deputy Chief Executive Officer of Meridiam Infrastructure on June 2020.
Patrick T. Sullivan
has served as a director on our Board since Closing and served as a partner at PricewaterhouseCoopers LLP (“
PwC
”) from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan is a Certified Public Accountant (inactive). Mr. Sullivan obtained his B.S. in Business Administration from the University of Maryland.
Ronald Stroman
has served as a director on our Board since Closing and is currently serving on the United States Postal Service Board of Governors (the “
U.S. Postal Board
”), a position he was appointed to by President Joseph Biden and confirmed by the Senate, with his current term expiring on December 8, 2028. Mr. Stroman also serves on the U.S. Postal Board Audit and Finance Committee and Operations Committee. Previously, Mr. Stroman served as the 20th Deputy Postmaster General (“
DPMG
”), the second-highest ranking postal executive, from March 2011 until his retirement in June 2020. While serving as DPMG, Mr. Stroman was directly responsible for the Postal Service functions of Government Relations and Public Policy, International Postal Affairs, Sustainability, and the Judicial Officer Department. Mr. Stroman also had more than 30 years of professional experience in government, legislative affairs and leadership before becoming DPMG. Mr. Stroman earned his undergraduate degree from Manhattan College and his Juris Doctorate from Rutgers University Law Center.
B. Compensation
Our policy concerning the compensation of the directors shall be determined with due observance of the relevant statutory requirements and applicable company policies.
Currently, Allego will pay
Non-Executive
Directors an annual base fee of $100,000 payable per annum. The Lead
Non-Executive
Director will be entitled to an additional fee of $25,000 for the additional duties and responsibilities related to that role, payable per annum. Allego will also pay each
Non-Executive
Director serving on one of Allego’s committees of the board an additional fee as set forth below:

•	Audit Committee—$25,000 (chairperson), $10,000 (other members)

•	Compensation Committee—$25,000 (chairperson), $10,000 (other members)

•	Nominating and Corporate Governance Committee—$25,000 (chairperson), $10,000 (other members)
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
Executive Compensation
Historical Executive Officers
For the fiscal year ended December 31, 2021 (“
Fiscal 2021
”), Allego’s executive officers were:

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

All executive officers	(in € ‘000)
Base compensation (1)	1,053
Additional benefit payments (2)	157
Total compensation	1,210

(1)
Base compensation represents the cash compensation paid annually to our executive officers (or their companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.

(2)	Additional benefits include reimbursement of car and housing expenses.
Certain of Allego’s executive officers have received and may in the future receive additional compensation from E8 Investor, in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see
“Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”
.
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
C. Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of the Allego Board. We currently have a classified board of directors, with two directors in Class I (Thomas Maier and Christian Vollman) which will expire in 2023, three directors in Class II (Jane Garvey, Sandra Lagumina and Patrick Sullivan), which will expire in 2024, and four directors in Class III (Mathieu Bonnet, Julien Touati, Julia Prescot and Ronald Stroman), which will expire in 2025.
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
Accordingly, there may be less publicly available information concerning Allego’s business than there would be if it were a U.S. public company. Additionally, certain accommodations in the NYSE corporate governance standards allow foreign private issuers, such as Allego, to follow “
home country
” corporate governance practices in lieu of the otherwise applicable corporate governance standards. In addition, unlike the corporate governance requirements of the NYSE, our “home country” corporate governance practices do not require us to (i) have a board that is composed of a majority of “independent directors” as defined under the rules of the NYSE; (ii) have a compensation committee that is composed entirely of independent directors; and (iii) have a nominating and corporate governance committee that is composed entirely of independent directors. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions.

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
Board Committees
The Allego Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy and Business Committee. Each committee has a charter that has been adopted by the Allego Board and is available on Allego’s website. Each committee has the responsibilities described below.
Audit Committee
Allego has established an Audit Committee that is in compliance with NYSE listing standards and Rule
10A-3
under the Exchange Act. Ronald Stroman, Patrick Sullivan and Thomas Josef Maier serve on the Audit Committee, and Mr. Stroman serves as the Chair. Mr. Sullivan and Mr. Maier each qualify as an audit committee financial expert as defined under applicable SEC rules.
The Audit Committee operates under a written charter adopted by the Allego Board. The primary purposes of Allego’s Audit Committee under the committee’s charter are to assist the Allego Board’s oversight of, among other things, the following:

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
Sullivan
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

Nominating and Corporate Governance Committee
Allego has established a Nominating and Corporate Governance Committee that is in compliance with the rules and regulations of the SEC and the NYSE. Julien Touati, Jane Garvey, Julia Prescot, and Patrick Sullivan serve on the Nominating and Corporate Governance Committee, and
Ms. Prescot serves as the Chair.
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
E. Share Ownership
Ownership of Allego Ordinary Shares by the directors and executive officers of Allego is set forth in “
Item 7.A Major Shareholders
” of this Annual Report.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership of Allego Ordinary Shares.
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

Name and Address of Beneficial Owner	Number of Allego Ordinary Shares		Percentage Of Allego Ordinary Shares
Company Officers, Directors and 5% Holders
Madeleine	238,935,061	(1)	89.4%
E8 Investor	41,097,994	(2)	15.4%
Spartan Acquisition Sponsor III	27,460,000	(3)	9.9%
Mathieu Bonnet	—		—
Julien Touati	238,935,061	(4)	89.4%
Sandra Lagumina	—		—
Julia Prescot	238,935,061	(4)	89.4%
Jane Garvey	238,935,061	(4)	89.4%
Christian Vollman	—		—
Thomas Maier	—		—
Ton Louwers	—		—
Alexis Galley	—		—
Patrick Sullivan	—		—
Ronald Stroman	—		—
All Allego directors and executive offices as a group (11 Individuals)	238,935,061	(4)	89.4%

(1)
Interests held by Madeleine reflect 178,844,709 Allego Ordinary Shares indirectly beneficially owned by Meridiam EI SAS (“
Meridiam EI
”) and 18,992,358 indirectly beneficially owned by Thoosa Infrastructure Investments Sarl (“
Thoosa
”). Meridiam SAS (“
Meridiam
”) manages Meridiam Transition FIPS, which wholly-owns Meridiam EI. Thoosa is managed by a Meridiam subsidiary. The three managing directors of Meridiam are Thierry De´au, Emmanuel Rotat and Sandra Lagumina, and Messrs. De´au and Rotat have investment control over the applicable Allego Ordinary Shares. Interests also include 41,097,994 Allego Ordinary Shares beneficially owned by E8 Investor, which may be deemed to be beneficially owned by Madeleine as a result of the irrevocable voting power of attorney granted by E8 Investor to Madeleine in the PoA Agreement. See “
Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions
”. Decisions as to how to vote the Allego Ordinary Shares held by Madeleine, as well as the Allego Ordinary Shares held by E8 Investor over which Madeleine has the right to direct the vote, will be made by the board of directors of Madeleine, on which Mr. Touati serves, along with Wolfgang Out and Jack Duyndam. The address of Meridiam and Meridiam EI is: Meridiam SAS, 4 place de l’Opera 75002 Paris. The address of Thoosa is: Thoosa 146 bld de la Pétrusse,
L-2330
Luxembourg.

(2)
Investment decisions with respect to the Allego Ordinary Shares held by E8 Investor are made by Messrs. Bruno Heintz and Jean-Marc Oury. Such Allego Ordinary Shares are subject to the irrevocable voting power of attorney granted by E8 Investor to Madeleine in the PoA Agreement. See “
Item 7.B. Major Shareholders

and Related Party Transactions—Related Party Transactions ”. The registered office of E8 Investor is located at 75 avenue des Champs Elyse´es, 75008 Paris.
(3)
Consists of (i) 13,700,000 Allego Ordinary Shares held by Spartan Acquisition Sponsor III LLC (“
Spartan III Sponsor
”), (ii) 4,400,000 Allego Ordinary Shares acquired by AP Spartan Energy Holdings III (PIPE), LLC (“
Pipe Holdings
”), an affiliate of Spartan III Sponsor, in the PIPE and (iii) 9,360,000 Spartan Warrants held by AP Spartan Energy Holdings III (PPW), LLC (“
AP PPW
”) that are exercisable for 9,360,000 Allego Ordinary Shares within 60 days. AP Spartan Energy Holdings III (PIPE) LLC, AP PPW and Spartan III Sponsor are each managed by affiliates of Apollo Global Management, Inc. Apollo Natural Resources Partners (P2) III, L.P. (“
ANRP (P2)
”) and ANRP III (NGL Debt), L.P. (“
NGL Debt
”) are the members of PIPE Holdings. ANRP (P2) and ANRP III Intermediate Holdings II, L.P. (“
ANRP Intermediate
”) are the members of AP PPW. Apollo ANRP Advisors III (P2), L.P. (“
ANRP Advisors (P2)
”) is the general partner of ANRP (P2). AP Spartan Energy Holdings III, L.P. (“
AP Spartan
”) is the sole member of Spartan III Sponsor. Apollo ANRP Advisors III, L.P. (“
ANRP Advisors
”) is the general partner of each of ANRP Intermediate, NGL Debt and AP Spartan. Apollo ANRP Capital Management III, LLC (“
ANRP Capital Management
”) is the general partner of ANRP Advisors (P2) and ANRP Advisors. APH Holdings, L.P. (“
APH Holdings
”) is the sole member of ANRP Capital Management. Apollo Principal Holdings III GP, Ltd. (“
Principal Holdings III GP
”) is the general partner of APH Holdings. Marc Rowan, Scott Kleinman and James Zelter are the directors of Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the ordinary shares held of record by AP PPW, PIPE Holdings and Spartan III Sponsor. The address of each of Spartan III Sponsor, AP Spartan and Messrs. Rowan, Kleinman and Zelter is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of each of ANRP Advisors and Principal Holdings III GP is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman
KY1-9008.
The address of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.

(4)	Reflects Allego Ordinary Shares held by affiliates of Meridiam that Mr. Touati, Ms. Garvey and Ms. Prescott may be deemed to indirectly beneficially own.
All of the Allego Ordinary Shares have the same voting rights and no major shareholder of Allego has different voting rights. Based on the information in Allego’s shareholder register, as of May 10, 2022, 267,177,592 Allego Ordinary Shares were issued and outstanding, of which 24,992,531 were held by 11 record holders in the United States. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B. Related Party Transactions
E8 Arrangements
Performance Fees Agreement
Under the Performance Fees Agreement, dated December 16, 2020, as amended, by and between Madeleine and E8 Investor (the “
Performance Fees Agreement
”), E8 Investor provided assistance and support to Allego Holding and its subsidiaries in connection with negotiating and securing certain commercial contracts. In exchange for such services, E8 Investor is entitled to receive certain fees, ranging between 2.3% and 2.7% of the net value of those contracts, with 40% of those fees payable upon execution and the remaining 60% being linked to gross margin targets. The Performance Fees Agreement was amended on April 29, 2021 so that the performance compensation is limited to a specified list of contracts. The agreement was novated from Madeleine to Allego Holding on August 10, 2021.
Special Fees Agreement
Under the Special Fees Agreement by and between Madeleine and E8 Investor dated as of December 16, 2020, as amended (the “
Special Fees Agreement
”), E8 Investor was entitled to receive certain compensation comprising cash and Allego Holding Shares in amounts dependent upon the value of Allego and its subsidiaries in connection with certain transactions, including the Business Combination. As a result of the consummation of the Business Combination, and in accordance with the Special Fees Arrangement, E8 Investor received 41,097,994 Allego Holding Shares (which were subsequently exchanged for Ordinary Shares in connection with the Business Combination).
E8 Investor has agreed not to transfer any of the Ordinary Shares it receives in the transaction for a period of 18 months.
On April 14, 2021, Madeleine and E8 Investor entered into an Irrevocable Power of Attorney and Prior Consent Agreement (as amended, the “
PoA Agreement
”) pursuant to which, among other things, E8 Investor has agreed to grant to Madeleine an irrevocable voting power of attorney, from and after the Closing, to vote all Ordinary Shares held by E8 Investor in connection with any vote submitted at a stockholder meeting. In addition, E8 Investor also agreed not to transfer (a) more than two-thirds of
the Ordinary Shares owned by it on the Closing Date before September 30, 2026, without the prior written consent of Madeleine or Meridiam and (b) any of its Ordinary Shares until
Madeleine’s lock-up has
expired. The PoA Agreement became effective at Closing, and shall expire on the earliest of (i) December 31, 2028, (ii) the date on which neither Madeleine nor E8 Investor holds, directly or indirectly, any shares of Allego or any of its subsidiaries, (iii) the date on which the aggregate direct and indirect shareholders owned by Madeleine and E8 Investor is less than 50% of the outstanding Ordinary Shares and (iv) Madeleine’s notification to E8 Investor of its desire to unilaterally terminate the PoA Agreement.
Second Special Fees Agreement with an external consulting firm
On February 25, 2022, Madeleine entered into the second Special Fees Agreement with an external consulting firm, which was amended on March 10, 2022. In this second agreement and amendment, as consideration for services provided, the consulting firm is entitled to fees payable by Madeleine in cash based on the value of the Group in relation to future equity injections. On April 20, 2022, the board of Allego N.V. approved a resolution to novate the agreement from Madeleine to Allego N.V. The details of the novation of the agreement are currently being discussed.
Additional E8 Arrangements
Messrs. Bonnet and Galley are each party to a letter agreement with E8 Investor entitling entities affiliated with Mr. Bonnet and Mr. Galley to receive 30% and 4.5%, respectively, of the revenues (net of all taxes) received by E8 Investor, if any, from the Special Fees Agreement.
Mega-E Arrangements
On July 28, 2021, Allego Holding, Meridiam EM, a French
 société par actions simplifé
 and affiliate of Meridiam (“
Meridiam EM
”) and, solely for the purposes specified
therein Mega-E Charging
B.V., a Dutch
 besloten vennootschap met beperkte aansprakelijkheid
 and wholly owned subsidiary of Meridiam EM (“
Mega-E
”), entered into a Call Option Agreement (the “
Option Agreement
”) pursuant to which, among other things, Meridiam EM granted Allego Holding (or its assignee) the irrevocable and unconditional right to acquire all of the outstanding share capital of Mega-E held
by Meridiam EM, pursuant to the terms of the Option Agreement, for a purchase price of € 9,456,000 (the “
Call Option
”). The Call Option is exercisable at any time during the 6 month period commencing on January 15, 2022 (the “
Option Period
”).
In addition, in the event Allego Holding exercises the Call Option, Allego Holding will acquire any outstanding shareholder loans of Mega-E, for
an amount equal to the outstanding amount of such loans, together with any accrued and unpaid interest thereon (these transactions, together with the transactions contemplated by the Option Agreement, collectively the “
Mega-E
 Transactions”
). As of the date of this Annual Report, the amount of such shareholder loans is approximately € 92,031,000.
Allego Holding or one or more of its subsidiaries is a party to a number of engineering, procurement and construction (“
EPC
”) and operation and maintenance service (“
O&M
”) contracts
with Mega-E or
its subsidiaries. These contracts relate to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designed areas, in the case of the EPC contracts, and the operation and maintenance of the delivered electric vehicle charging infrastructure, in the case of the O&M contracts. Allego Holding (or its applicable subsidiaries) receive a fixed contract fee for the EPC contracts, and a service fee that contains both fixed and variable components per charging session for the O&M contracts.
Registration Rights Agreement
In connection with the Closing, Allego, Sponsor, Madeleine, E8 Investor and certain other holders of Ordinary Shares (collectively, the “
Reg Rights Holders
”) entered into a Registration Rights Agreement on March 16, 2022 (the “
Registration Rights Agreement
”). Pursuant to the Registration Rights Agreement, among other things, Allego agreed that, within 15 business days following the Closing, Allego will file this shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “
Registerable Securities
”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three underwritten offerings. Each of the Reg Rights Holders are entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Madeleine. In addition, under certain circumstances, Madeleine may demand up to three underwritten offerings. Additionally, at the Closing, Spartan, Sponsor and certain other security holders named therein terminated that certain Registration Rights Agreement, dated February 8, 2021, by and among Spartan, Sponsor and such other security holders.
Furthermore, pursuant to the Registration Rights Agreement, each of Madeleine and E8 Investor agreed to the following lock-up
restrictions:

•
Madeleine agreed, subject to certain exceptions or with the consent of the Allego Board, not to Transfer (as defined in the Registration Rights Agreement) securities received by it pursuant to the Business Combination Agreement until the date that is 180 days after the Closing or earlier if, subsequent to the Closing, (A) the last sale price of the Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any
30-trading
day period commencing at least 120 days after the Closing or (B) Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

•
E8 Investor agreed, subject to certain exceptions, not to Transfer (as defined in the Registration Rights Agreement) securities received by it in the E8 Part B Share Issuance until the date that is 18 months after the Closing or earlier if, subsequent to the Closing, Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Indemnification Agreements
Allego has entered into indemnification agreements with its executive officers and directors. These agreements require us to indemnify these individuals to the fullest extent permitted by Dutch law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, Allego has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of Allego’s directors, officers or employees for which indemnification is sought.
PIPE Financing
On July 28, 2021, Allego entered into separate subscription agreements (collectively, the “
Subscription Agreements
”) with a number of investors (collectively, the “
Subscribers
”), pursuant to which the Subscribers

agreed to purchase an aggregate of 15,000,000 Ordinary Shares (the “
PIPE Shares
”), for a purchase price of $10.00 per share at an aggregate purchase price of $150,000,000, in a private placement (the “
Private Placement
”). Third-party investors accounted for a total of up to $76 million, or approximately 51%, and an affiliate of the Sponsor and Madeleine collectively accounted for $74 million, or approximately 49%, of the aggregate $150 million of commitments in the Private Placement, after giving effect to Allego’s consent to assign the right to purchase up to 2,000,000 of the PIPE Shares subscribed for by Madeleine and an affiliate of the Sponsor to a third-party.
In connection with the Private Placement, Madeleine acquired 3,000,000 Ordinary Shares for an aggregate $30,000,000.
Shareholder Loans
Madeleine, as creditor, and Allego B.V., as debtor, entered into five loan agreements, each for a principal amount of € 10,000,000, in 2018 and 2019 and Madeleine, as creditor, and Allego Holding, as debtor, entered into two loan agreements for a total principal amount of € 30,500,000 in 2019. Such loans were converted into equity, and there are no such loans outstanding as of the date of this Annual Report.
*    *    *
See also Note 33 (Related-party transactions) of Allego’s consolidated financial statements included elsewhere in this Annual Report for more information.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
Financial Statements
See Item 18 of this Annual Report for consolidated financial statements and other financial information.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against Allego or any members of its management team in their capacity as such.
Dividend Policy
We have no current plans to pay cash dividends. The declaration, amount and payment of any future dividends on our Allego Ordinary Shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our credit facilities and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, shareholders may not receive any return on an investment in our Allego Ordinary Shares unless they sell their Allego Ordinary Shares for a price greater than that which they paid for them.
B. Significant Changes
Not applicable.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
Allego Ordinary Shares and Assumed Warrants are listed on the NYSE under the symbols ALLG and ALLG.WS, respectively.
B. Plan of Distribution
Not applicable.
C. Markets
Information related to markets is set forth in “
Item 9.A The Offer and Listing—Offer and Listing Details
” of this Annual Report.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not Applicable.
B. Memorandum and Articles of Association
Allego was incorporated pursuant to Dutch law on June 3, 2021. Allego’s corporate affairs are governed by the Articles, the rules of the Board, Allego’s other internal rules and policies and by Dutch law. Allego is registered with the Dutch Trade Register under number 73283754. Allego’s corporate seat is in Arnhem, the Netherlands, and Allego’s office address is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands. As of the date of this Annual Report, Allego is a Dutch public limited liability company (
naamloze vennootschap
).
Share Capital
Authorized Share Capital
As of the date of this Annual Report, Allego has an authorized share capital in the amount of € 108,000,000, divided into 900,000,000 Ordinary Shares, each with a nominal value of € 0.12. Under Dutch law, Allego’s authorized share capital is the maximum capital that Allego may issue without amending the Articles. An amendment of the Articles would require a resolution of General Meeting upon proposal by the Board.
The Articles provide that, for as long as any Ordinary Shares are admitted to trading on NYSE or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of Ordinary Shares reflected in the register administered by Allego’s transfer agent, subject to certain overriding exceptions under Dutch law. Such resolution, as well as a resolution to revoke such designation, has been made public in accordance with applicable law and has been deposited at the offices of the Company and the Dutch trade register for inspection.
Ordinary Shares
The following summarizes the material rights of holders of Ordinary Shares:

•	each holder of Ordinary Shares is entitled to one vote per Ordinary Share on all matters to be voted on by shareholders generally, including the appointment of directors;

•	there are no cumulative voting rights;

•	the holders of Ordinary Shares are entitled to dividends and other distributions as may be declared from time to time by Allego out of funds legally available for that purpose, if any;

•
upon Allego’s liquidation and dissolution, the holders of Ordinary Shares will be entitled to share ratably in the distribution of all of Allego’s assets remaining available for distribution after satisfaction of all Allego’s liabilities; and

•
the holders of Ordinary Shares
have pre-emption rights
in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles.

Assumed Warrants
At the Effective Time, Allego entered into the Warrant Assumption Agreement, and pursuant thereto, each of the Spartan Warrants were automatically converted into an Assumed Warrant, which such Assumed Warrant is subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding Spartan Warrant immediately prior to the Effective Time.

Each whole Assumed Warrant entitles the registered holder to purchase one whole Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, provided that Allego has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Assumed Warrants and a current prospectus relating to them is available (or Allego permits holders to exercise their Assumed Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrantholder may exercise its Assumed Warrants only for a whole number of Ordinary Shares. This means that only a whole Assumed Warrant may be exercised at any given time by a warrantholder. No fractional Assumed Warrants will be issued upon separation of the units and only whole Assumed Warrants will trade.
Redemption of Assumed Warrants when the price per Ordinary Share equals or exceeds $18.00.
Allego may redeem the outstanding public Assumed Warrants for cash:

•	in whole and not in part;

•	at a price of $0.01 per Assumed Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrantholder; and

•
if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading
period ending on the third trading day prior to the date on which Allego sends the notice of redemption to the warrantholders.

Allego will not redeem the Assumed Warrants as described above unless a registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the applicable Assumed Warrants is effective and a current prospectus relating to those shares of Ordinary Shares is available throughout the 30-day redemption
period. If and when the Assumed Warrants become redeemable by Allego, Allego may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the foregoing conditions are satisfied and Allego issues a notice of redemption of the Assumed Warrants, each warrantholder will be entitled to exercise his, her or its Assumed Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Assumed Warrants when the price per Ordinary Share equals or exceeds $10.00.
Allego may redeem the outstanding public Assumed Warrants for cash:

•	in whole and not in part;

•
at a price of $0.10 per Assumed Warrant, provided that holders will be able to exercise their Assumed Warrants on a cashless basis prior to redemption and receive that number of Ordinary Shares determined in accordance with the Warrant Agreement, based on the redemption date and the “fair market value” of Ordinary Shares except as otherwise described below;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrantholder; and

•
if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which Allego sends the notice of redemption to the warrantholders.

Beginning on the date the notice of redemption is given until the Assumed Warrants are redeemed or exercised, holders may elect to exercise their Assumed Warrants on a cashless basis. The “
fair market value
” of the Ordinary Shares shall mean the average last reported sale price of the Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Assumed Warrants. Allego will provide warrantholders with the final fair market value no later than one business day after the ten-trading day
period described above ends.
Redemption Procedures
A holder of an Assumed Warrant may notify Allego in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Assumed Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Ordinary Shares outstanding immediately after giving effect to such exercise.
Anti-Dilution Adjustments
If the number of outstanding Ordinary Shares is increased by a stock dividend payable in Ordinary Shares, or by a split-up of
shares of Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or
similar event, the number of Ordinary Shares issuable on exercise of each Assumed Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering to holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the fair market value will be deemed a stock dividend of a number of shares of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) multiplied by (ii) one (1) minus the quotient of (x) the price per Ordinary Share paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the average last reported sale price of Ordinary Shares as reported for the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Assumed Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.
Whenever the number of Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the Assumed Warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Assumed Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter. The
Warrant Agreement provides that no adjustment to the number of Ordinary Shares issuable upon exercise of an Assumed Warrant will be required until cumulative adjustments amount to 1% or more of the number of Ordinary Shares issuable upon exercise of an Assumed Warrant as last adjusted.
Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of Ordinary Shares issuable upon exercise of an Assumed Warrant and (ii) on the exercise date of any Assumed Warrant.

In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of Allego with or into another corporation (other than a consolidation or merger in which Allego is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Allego as an entirety or substantially as an entirety in connection with which Allego is dissolved, the holders of the Assumed Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Assumed Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Assumed Warrants would have received if such holder had exercised his, her or its Assumed Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market,
or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Assumed Warrant properly exercises the Assumed Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Assumed Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Assumed Warrants when an extraordinary transaction occurs during the exercise period of the Assumed Warrants pursuant to which the holders of the Assumed Warrants otherwise do not receive the full potential value of the Assumed Warrants. The Assumed Warrant exercise price will not be adjusted for other events.
The Warrant Agreement provides that the terms of the Assumed Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public Assumed Warrants to make any change that adversely affects the interests of the registered holders of public Assumed Warrants. You should review a copy of the Warrant Agreement, which is filed as an exhibit to this Annual Report for a complete description of the terms and conditions applicable to the Assumed Warrants.
The Assumed Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Allego, for the number of Assumed Warrants being exercised. The warrantholders do not have the rights or privileges of holders of Ordinary Shares or any voting rights until they exercise their warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Assumed Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the Assumed Warrants. If, upon exercise of the Assumed Warrants, a holder would be entitled to receive a fractional interest in a share, Allego will, upon exercise, round down to the nearest whole number of shares of Ordinary Shares to be issued to the warrantholder.
Allego has agreed that any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Allego has irrevocably submitted to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. See “
Risk Factors—The exclusive forum clause set forth in the Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us.
” However, there is uncertainty as to whether a court would enforce this provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Assumed Warrants that were Private Placement Warrants
The Assumed Warrants that were Private Placement Warrants (including the Ordinary Shares issuable upon exercise of the Assumed Warrants that were Private Placement Warrants) will not be redeemable by Allego so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Assumed Warrants that were Private Placement Warrants for cash or on a cashless basis. Except as described below, the Assumed Warrants that were Private Placement Warrants have terms and provisions that are identical to those of the Assumed Warrants that were Public Warrants, including as to exercise price, exercisability and exercise period. If the Assumed Warrants that were Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Assumed Warrants that were Private Placement Warrants will be redeemable by Allego in all redemption scenarios and exercisable by the holders on the same basis as the Assumed Warrants that were Public Warrants.
If holders of the Assumed Warrants that were Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Assumed Warrants in exchange for a number of shares of Ordinary Shares equal to the quotient obtained by dividing (x) the product of (A) the number of Ordinary Shares underlying the Assumed Warrants, and (B) the excess of the “fair market value” (defined below) over the exercise price of the Assumed Warrants by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Ordinary Shares as reported for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
Shareholders’ Register
Pursuant to Dutch law and the Articles, Allego must keep its shareholders’ register accurate and current. The Board keeps the shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of Allego as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (
vruchtgebruik
) on registered shares belonging to another or a pledge (
pandrecht
) in respect of such shares. The Ordinary Shares listed in this transaction will be held through DTC. Therefore, DTC or its nominee will be recorded in the shareholders’ register as the holder of those Ordinary Shares. The Ordinary Shares shall be in registered form (
op naam
).
Allego may issue share certificates (
aandeelbewijzen
) for registered shares in such form as may be approved by the Board.
Limitations on the Rights to Own Securities
Ordinary Shares may be issued to individuals, corporations, trusts, estates of deceased individuals, partnerships and unincorporated associations of persons. The Articles contain no limitation on the rights to own Allego’s shares and no limitation on the rights of non-residents of
the Netherlands or foreign shareholders to hold or exercise voting rights.
Limitation on Liability and Indemnification Matters
Under Dutch law, the members of the Board may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to Allego and to third parties for infringement of the Articles or of certain provisions of Dutch law. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Subject to certain exceptions, the Articles provide for indemnification of Allego’s current and former directors and other current and former officers and employees as designated by the Board. No indemnification under the Articles shall be given to an indemnified person:

•
if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/ or serious culpability attributable to such indemnified person);

•
to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);

•
in relation to proceedings brought by such indemnified person against Allego, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to the Articles, pursuant to an agreement between such indemnified person and Allego which has been approved by the Board or pursuant to insurance taken out by Allego for the benefit of such indemnified person; and

•	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without Allego’s prior consent.
Under the Articles, the Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
General Meeting of Shareholders and Voting Rights
General Meeting of Shareholders
General Meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem,
‘s-Hertogenbosch, Groningen,
Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual General Meeting must be held within six months of the end of each financial year. Additional extraordinary General Meetings may also be held, whenever considered appropriate by the Board and shall be held within three months after the Board has considered it to be likely that Allego’s shareholders’ equity (
eigen vermogen
) has decreased to an amount equal to or lower than half of
Allego’s paid-in and
called up share capital, in order to discuss the measures to be taken if so required.
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of
Allego’s issued share capital may request Allego to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by a competent Dutch court in preliminary relief proceedings to convene a General Meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested the Board to convene a General Meeting and the Board has not taken the necessary steps so that the General Meeting could be held within six weeks after the request.
A General Meeting must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the General Meeting by proxy, as well as other information as required by Dutch law. Allego will observe the statutory minimum convening notice period for a General Meeting. The agenda for the annual General Meeting shall include, among other things, the adoption of Allego’s statutory annual accounts, appropriation of Allego’s profits and proposals relating to the composition of the Board, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by the Board. The agenda shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of Allego’s issued share capital. These requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
In accordance with the Dutch Corporate Governance Code (the “
DCGC
”) and Allego’s Articles, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in Allego’s strategy (for example, the dismissal of members of the Board), the Board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of Allego’s issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a General Meeting be convened, as described above.
On May 1, 2021, a bill was enacted which introduced a
statutory cooling-off period
of up to 250 days during which the General Meeting would not be able to dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles dealing with those matters) unless those matters would be proposed by the Board.
This cooling-off period
could be invoked by the Board in case:

a.
shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a member of the Board (or to amend any provision in the Articles dealing with those matters); or

b.
a public offer for Allego is made or announced without Allego’s support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of Allego and its business.

The cooling-off period,
if invoked, ends at occurrence of the earliest of the following events:

a.	the expiration of 250 days from:

i.	in case of shareholders using their shareholder proposal right, the day after such proposal;

ii.	in case of shareholders using their right to request a General Meeting, the day when they obtain court authorization to do so; or

iii.	in case of a hostile offer being made, the first following day;

b.	the day after the hostile offer having been declared unconditional; or

c.	the Board voluntarily terminating the cooling-off period.
In addition, shareholders representing at least 3% of Allego’s issued share capital may request the Dutch Enterprise Chamber of the Amsterdam Court of Appeals for early termination of the cooling-off period.
The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

a.
the Board, in light of the circumstances at hand when the
cooling-off
period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of Allego and its business;

b.	the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; and

c.
if other defensive measures have been activated during the
cooling-off
period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

During
the cooling-off period,
if invoked, the Board must gather all relevant information necessary for a careful decision-making process. In this context, the Board must at least consult with shareholders representing at least 3% of Allego’s issued share capital at the time the cooling-off period
was invoked. Formal statements expressed by these stakeholders during such consultations must be published on Allego’s website to the extent these stakeholders have approved that publication.
Ultimately one week following the last day of
the cooling-off period,
the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period
on Allego’s website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at Allego’s office and must be tabled for discussion at the next General Meeting.
The General Meeting is presided over by the chairperson of the Board. If no chairperson has been elected or if he or she is not present at the meeting, the General Meeting shall be presided over by the vice-chairperson of the Board. If no vice-chairperson has been elected or if he or she is not present at the meeting, the general meeting shall be presided over by a person designated in accordance with the Articles. Directors may always attend a General Meeting. In these meetings, they have an advisory vote. The chairperson of the General Meeting may decide at his or her discretion to admit other persons to the meeting.
All shareholders and others with meeting rights under Dutch law are authorized to attend the General Meeting, to address the meeting and, in so far as they have such right, to vote pro rata to his or her shareholding. Shareholders may exercise these rights, if they are the holders of Ordinary Shares on the record date, if any, as required by Dutch law, which is currently the 28th day before the day of the General Meeting. Under the Articles, shareholders and others with meeting rights under Dutch law must notify Allego in writing or by electronic means of their identity and intention to attend the General Meeting. This notice must be received by Allego ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such meeting is convened.
Each Allego Share confers the right on the holder to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on Ordinary Shares held by Allego or its subsidiaries or on Ordinary Shares for which Allego or its subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (
vruchtgebruik
) and the holders of a right of pledge (
pandrecht
) in respect of Ordinary Shares held by Allego or its subsidiaries in its share capital are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct (
vruchtgebruik
) or the right of pledge (
pandrecht
) was granted prior to the time such Ordinary Shares were acquired by Allego or any of its subsidiaries. Neither Allego nor any of its subsidiaries may cast votes in respect of an Ordinary Share on which Allego or such subsidiary holds a right of usufruct (
vruchtgebruik
) or a right of pledge (
pandrecht
). Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a General Meeting.
Decisions of the General Meeting are taken by a simple majority of votes cast, except where Dutch law or the Articles provide for a qualified majority or unanimity.

Directors
Appointment of Directors
Allego’s directors are appointed by the general meeting upon binding nomination by the Board. However, the general meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds
majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overrules a binding nomination, the Board shall make a new nomination.
The Board adopted a diversity policy for the composition of the Board, as well as a profile for the composition of the Board. The Board shall make any nomination for the appointment of a Director with due regard to the rules and principles set forth in such diversity policy and profile, as applicable.
At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that general meeting or in the explanatory notes thereto.
Duties and Liabilities of Directors
Under Dutch law, the Board is charged with the management of Allego, subject to the restrictions contained in the Articles. The Executive Directors manage
Allego’s day-to-day business
and operations and implement Allego’s strategy.
The Non-Executive Directors
focus on the supervision on the policy and functioning of the performance of the duties of all Directors and Allego’s general state of affairs. The Directors may divide their tasks among themselves in or pursuant to internal rules. Each Director has a statutory duty to act in the corporate interest of Allego and its business. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of Allego also applies in the event of a proposed sale or break-up of
Allego, provided that the circumstances generally dictate how such duty is to be applied and how the respective interests of various groups of stakeholders should be weighed.
Certain Other Major Transactions
The Articles and Dutch law provide that resolutions of the Board concerning a material change to the identity or the character of Allego or the business are subject to the approval of Allego shareholders at the General Meeting. Such changes include:

•	transferring the business or materially all of the business to a third-party;

•
entering into or terminating a long-lasting alliance of Allego or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for Allego; and

•
acquiring or disposing of an interest in the capital of a company by Allego or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if Allego prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in Allego’s most recently adopted annual accounts.

Dividends and Other Distributions
Dividends
Allego has never paid or declared any cash dividends in the past, and Allego does not anticipate paying any cash dividends in the foreseeable future. Allego intends to retain all available funds and any future earnings to fund the further development and expansion of its business. Under Dutch law, Allego may only pay dividends and other distributions from its reserves to the extent its shareholders’ equity (
eigen vermogen
) exceeds the sum of
its paid-in and called-up share
capital plus the reserves Allego must maintain under Dutch law or the Articles and

(if it concerns a distribution of profits) after adoption of Allego’s statutory annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from its reserves will be at the discretion of the Board and will depend upon a number of factors, including Allego’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Allego deems relevant.
Under the Articles, the Board may decide that all or part of the profits shown in Allego’s adopted statutory annual accounts will be added to Allego’s reserves. After reservation of any such profits, any remaining profits will be at the disposal of the General Meeting at the proposal of the Board for distribution on the Ordinary Shares, subject to applicable restrictions of Dutch law. The Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the General Meeting. Dividends and other distributions shall be made payable no later than a date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to Allego (
verjaring
).
Allego may reclaim any distributions, whether interim or not interim, made in contravention of certain restrictions of Dutch law from shareholders that knew or should have known that such distribution was not permissible. In addition, on the basis of Dutch case law, if after a distribution Allego is not able to pay its due and collectable debts, then its shareholders or directors who at the time of the distribution knew or reasonably should have foreseen that result may be liable to Allego’s creditors. Allego has never declared or paid any cash dividends and Allego has no plan to declare or pay any dividends in the foreseeable future on Ordinary Shares. Allego currently intends to retain any earnings for future operations and expansion.
Since Allego is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and Allego’s receipt of dividends, loans or other funds from, its subsidiaries. Allego’s subsidiaries are separate and distinct legal entities and have no obligation to make funds available to Allego. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which Allego’s subsidiaries may pay dividends, make loans or otherwise provide funds to Allego.
Exchange Controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (
Sanctiewet 1977
) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in the Articles or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.
Squeeze-Out Procedure
A shareholder who holds at least 95% of Allego’s issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against Allego’s other shareholders jointly for the transfer of their Ordinary Shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (
Ondernemingskamer
), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (
Wetboek van Burgerlijke Rechtsvordering
). The Enterprise Chamber may grant the claim
for squeeze-out in
relation to the other shareholders and will determine the price to be paid for the

Ordinary Shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Ordinary Shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the Ordinary Shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
Dissolution and Liquidation
Under the Articles, Allego may be dissolved by a resolution of the General Meeting, subject to a proposal of the Board. In the event of a dissolution, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise. During liquidation, the provisions of the Articles will remain in force as far as possible. To the extent that any assets remain after payment of all of Allego’s liabilities, any remaining assets shall be distributed to Allego’s shareholders in proportion to their number of Ordinary Shares.
Federal Forum Provision
Under the Articles, unless Allego consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, or the Exchange Act, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts. For further information regarding the limitations that the forum provision may impose and the uncertainty as to whether a court would enforce such provisions with respect to the Securities Act or the Exchange Act and the rules and regulations thereunder, see the section entitled “
Risk Factors—Risks Relating to Ownership of Allego Securities—The Allego Articles include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.
”
C. Material Contracts
Information pertaining to Allego’s material contracts is set forth in the Explanatory Note, and the sections titled “
Item 5. Operating and Financial Review and Prospects
” and “
Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions
”, each of which is incorporated herein by reference.
D. Exchange Controls
Information pertaining to exchange controls set forth in “
Item 10.B. Memorandum and Articles of Association—Exchange Controls
” is incorporated herein by reference.
E. Taxation
Material Dutch Income Tax Considerations
The following is a general summary of certain material Dutch tax consequences of the acquisition, ownership and disposition of Ordinary Shares or Assumed Warrants. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Ordinary Shares or Assumed Warrants and does not purport to describe the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. For Dutch tax law purposes, a holder of Ordinary Shares or Assumed Warrants may include an individual or entity not holding the legal title to such Ordinary Shares or Assumed Warrants, but to whom, or to which, the Ordinary Shares or Assumed Warrants are, or the income thereof is, nevertheless attributed based either on the individual or entity owning a beneficial interest in the Ordinary Shares or Assumed Warrants or on specific statutory provisions. These include statutory provisions attributing the Ordinary Shares to an individual who, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Ordinary Shares or Assumed Warrants.

This summary is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where the summary refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.
This discussion is for general information purposes only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares or Assumed Warrants. In view of its general nature, this summary should be treated with corresponding caution. Holders or prospective holders of Ordinary Shares and Assumed Warrants should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares and Assumed Warrants in light of their particular circumstances.
Please note that this summary does not describe the Dutch tax consequences for a holder of Ordinary Shares or Assumed Warrants who:

i.
has a substantial interest (
aanmerkelijk belang
) or deemed substantial interest (
fictief aanmerkelijk belang
) in Allego under the Dutch Income Tax Act 2001 (
Wet inkomstenbelasting 2001
). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner (as defined in the Dutch Income Tax Act 2001), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company;

ii.
rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition
basis;

iii.
applies the participation exemption (
deelnemingsvrijstelling
) with respect to the Ordinary Shares or Assumed Warrants for purposes of the Dutch Corporate Income Tax Act 1969 (
Wet op de vennootschapsbelasting 1969
). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up
share capital qualifies as a participation (
deelneming
). A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);

iv.
(iii) is a pension fund, investment institution (
fiscale beleggingsinstelling
) or an exempt investment institution (
vrijgestelde beleggingsinstelling
) (each as defined in the Dutch Corporate Income Tax Act 1969) or another entity that is, in whole or in part, not subject to or exempt from Dutch corporate income tax or that is exempt from corporate income tax in its country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and

v.
is an individual for whom the Ordinary Shares or Assumed Warrants or any benefit derived from the Ordinary Shares or Assumed Warrants is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).

Withholding tax
Dividends distributed by Allego generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, Allego is responsible for the withholding of such dividend withholding tax at its source; the Dutch dividend withholding tax is for the account of the holder of Ordinary Shares or Assumed Warrants.

The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of Ordinary Shares or proceeds of the repurchase of Ordinary Shares by Allego or one of its subsidiaries or other affiliated entities in excess of the average paid-in capital
as recognized for Dutch dividend withholding tax purposes;

•
an amount equal to the par value of Ordinary Shares issued or an increase of the par value of Ordinary Shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•
partial repayment of
the paid-in capital,
recognized for Dutch dividend withholding tax purposes, if and to the extent Allego has net profits (
zuivere winst
), unless (i) the general meeting has resolved in advance to make such repayment and (ii) the par value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment of Allego’s articles of association. The term “net profits” includes anticipated profits that are yet to be realized.

In addition to the above, it cannot be excluded that payments in consideration for a repurchase or redemption of Assumed Warrants or a full or partial cash settlement of the Assumed Warrants fall within the scope of the aforementioned “dividends distributed” and are therefore to such extent subject to Dutch dividend withholding tax at a rate of 15%. As of today, no authoritative case law of the Dutch courts has been published in this respect.
Individuals and corporate legal entities who are resident or deemed to be resident of the Netherlands for Dutch tax income tax or corporate income tax purposes (“
Dutch Resident Individuals
” and “
Dutch Resident Entities
”, respectively) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their income tax or corporate income tax liability. For Dutch Resident Entities, the credit in any given year is limited to the amount of corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. The same generally applies to holders of Ordinary Shares or Assumed Warrants that are neither resident nor deemed to be resident of the Netherlands if the Ordinary Shares or Assumed Warrants are attributable to a Dutch permanent establishment of such non-resident holder.
A holder of Ordinary Shares or Assumed Warrants resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation or a double taxation convention in effect between the Netherlands and such other country.
Dividend stripping.
 Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (
Wet op de dividendbelasting 1965
). This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. The recipient of the dividends is not required to be aware that a dividend stripping transaction took place for these rules to apply. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.
Conditional withholding tax on dividends as of January
 1, 2024
. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by Allego to entities related (
gelieerd
) to the Allego (within the meaning of the Dutch Withholding Tax Act 2021;
 Wet bronbelasting 2021
), if such related entity:

i.
is considered to be resident (
gevestigd
) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing
states and
non-cooperative
jurisdictions for tax purposes (
Regeling laagbelastende staten en
 niet-coöperatieve
 rechtsgebieden voor belastingdoeleinden
) (a “
Listed Jurisdiction
”); or

ii.	has a permanent establishment located in a Listed Jurisdiction to which the Ordinary Shares or Assumed Warrants are attributable; or

iii.
holds the Ordinary Shares or Assumed Warrants for the main purpose or one of the main purposes to avoid taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

iv.
is not considered to be the beneficial owner of the Ordinary Shares or Assumed Warrants in its jurisdiction of residences because such jurisdiction treats another entity as the beneficial owner of the Ordinary Shares or Assumed Warrants (a hybrid mismatch); or

v.	is not resident in any jurisdiction (also a hybrid mismatch); or

vi.
is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (
gelieerd
) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by Allego without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25.8%).
Taxes on income and capital gains
Dutch Resident Entities.
 Generally, any income derived or deemed to be derived from the Ordinary Shares or Assumed Warrants held by a Dutch Resident Entity or any capital gain or loss realized on the disposal or deemed disposal of Ordinary Shares or Assumed Warrants by a Dutch Resident Entity is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to € 395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).
Dutch Resident Individuals.
 Any income derived or deemed to be derived from the Ordinary Shares or Assumed Warrants held by a Dutch Resident Individual or any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares or Assumed Warrants by a Dutch Resident Individual is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2022), if:

i.
the Ordinary Shares or Assumed Warrants are attributable to an enterprise from which the holder of Ordinary Shares or Assumed Warrants derives a share of the profit, whether as an entrepreneur (
ondernemer
) or as a person who has
a co-entitlement to
the net worth (
medegerechtigd tot het vermogen
) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

ii.
the holder of Ordinary Shares or Assumed Warrants is considered to perform activities with respect to the Ordinary Shares or Assumed Warrants that go beyond ordinary asset management (
normaal, actief vermogensbeheer
) or derives benefits from the Ordinary Shares or Assumed Warrants that are taxable as benefits from other activities (
resultaat uit overige werkzaamheden
).

If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, such individual will be taxed annually on a deemed return (with a maximum of 5.53% in 2022) on the Dutch Resident Individual’s net investment assets (
rendementsgrondslag
) for the year, insofar the individual’s net investment assets for the year exceed a statutory threshold (
heffingvrij vermogen
). The deemed return on the Dutch Resident Individual’s net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income, gains or losses in respect of the Ordinary Shares or Assumed Warrants are as such not subject to Dutch income tax.
The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. The Ordinary Shares or Assumed Warrants are included as investment assets. For the net investment assets on January 1, 2022, the deemed return ranges from 1.82% up to 5.53% (depending on the aggregate amount of the net investment assets of the Dutch Resident Individual on January 1, 2022). The deemed return will be adjusted annually on the basis of historic market yields.
On December 24, 2021, the Dutch Supreme Court ruled that the Dutch income tax levy on savings and investments in 2017 and 2018 violated the European Convention on Human Rights. The tax consequences of that ruling are not immediately clear. The new Dutch Government intends to start calculating the taxation on savings and investments on actual returns realized from savings and investments (instead of on a deemed return) starting in 2025. Prospective investors should carefully consider the tax consequences of this Supreme Court ruling and consult their own tax adviser about their own tax situation.
Non-residents
 of the Netherlands.
 A holder of Ordinary Shares or Assumed Warrants that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any income derived or deemed to be derived from the Ordinary Shares or Assumed Warrants or in respect of any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares or Assumed Warrants, provided that:

i.
such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Ordinary Shares or Assumed Warrants are attributable; and

ii.
in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Ordinary Shares or Assumed Warrants that go beyond ordinary asset management and does not otherwise derive benefits from the Ordinary Shares or Assumed Warrants that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands.
 Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Assumed Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Assumed Warrants who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.
Non-residents
 of the Netherlands.
 No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Assumed Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Assumed Warrants who is neither resident nor deemed to be resident of the Netherlands, unless:

i.
in the case of a gift of an Ordinary Share or Assumed Warrant by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands;

ii.
in the case of a gift of an Ordinary Share or Assumed Warrant is made under a condition precedent, the holder of the Ordinary Share or Assumed Warrant is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

iii.	the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Value added tax (“VAT”)
No Dutch VAT will be payable by a holder of Ordinary Shares or Assumed Warrants in respect of any payment in consideration for the ownership or disposition of the Ordinary Shares or Assumed Warrants.
Other taxes and duties
No Dutch registration tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of the Ordinary Shares or Assumed Warrants, the performance by Allego of its obligations under such documents or any payments in consideration for the ownership or disposition of the Ordinary Shares or Assumed Warrants.
Material U.S. Federal Income Tax Considerations
The following is a discussion of material U.S. federal income tax considerations to Holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares and Warrants as of the date hereof. The discussion below only applies to the Ordinary Shares and Warrants held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:

•	financial institutions or financial services entities;

•	insurance companies;

•	government agencies or instrumentalities thereof;

•	regulated investment companies and real estate investment trusts;

•	expatriates or former residents of the United States;

•	persons that acquired the Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares or Warrants;

•	persons holding the Ordinary Shares or Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;

•	a person whose functional currency is not the U.S. dollar;

•	persons subject to the alternative minimum tax;

•	entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons that actually or constructively own five percent or more of any class of Allego’s stock (by vote or by value);

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;

•	a person actually or constructively owning 10% or more of the Ordinary Shares;

•	real estate investment trusts;

•	regulated investment companies;

•	certain former citizens or long-term residents of the United States; or

•	tax-exempt entities.
This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Ordinary Shares or Warrants through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares or Warrants, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. This discussion assumes that Allego is not an Inverted Corporation or a Surrogate Foreign Corporation
.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations all as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. This discussion does not take into account potential suggested or proposed changes in such tax laws which may impact the discussion below and does not address any aspect of state, local or non-U.S. taxation,
or any U.S. federal taxes other than income taxes. Each of the foregoing is subject to change, potentially with retroactive effect. Holders are urged to consult their tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES AND WARRANTS. EACH HOLDER OF ORDINARY SHARES OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL,
AND NON-U.S. TAX
LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.
Holder, U.S. Holders
and Non-U.S. Holder
Defined
The section applies to you if you are a U.S. Holder. For purposes of this discussion, a U.S. Holder means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•
a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder”
is a beneficial owner of Allego Ordinary Shares or Warrants that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, in each case that is not a U.S. Holder. “U.S. Holders”
and “Non-U.S. Holders”
are referred to collectively herein as “Holders”.

Distributions on Ordinary Shares
Subject to the discussion below under “—
Passive Foreign Investment Company Rules
,” the gross amount of any distribution on Ordinary Shares that is made out of Allego’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Allego’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return
of capital to the extent of the U.S. Holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.
Subject to the discussion below under “—
Passive Foreign Investment Company Rules
,” dividends received
by non-corporate U.S.
Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation
will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that Allego will be eligible for benefits of an applicable comprehensive income tax treaty with the United States.
A non-U.S. corporation
is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on NYSE are generally considered readily tradable on an established securities market in the United States. There can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S.
Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Allego’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Allego will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—
Passive Foreign Investment Company Rules.
” U.S. Holders should consult with their tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to the Ordinary Shares.
Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Allego may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.
Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants
Subject to the discussion below under “—
Passive Foreign Investment Company Rules
,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordindary Shares and/or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S.
Holders (including individuals). The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares or Warrants generally will be treated as U.S. source gain or loss.
Exercise or Lapse of a Warrant
Except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder generally will not recognize gain or loss upon the acquisition of an Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in the Ordinary Shares received upon exercise of the Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. It is unclear whether a U.S. Holder’s holding period for the Ordinary Shares received upon exercise of the Warrant will commence on the date of exercise of the Warrant or the immediately following date. In either case, the holding period will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the Warrant. As noted above, the deductibility of capital losses is subject to certain limitations.
The tax consequences of a cashless exercise or cashless redemption (collectively referred to herein as a “cashless exchange”) of a Warrant are not clear under current tax law. A cashless exchange may be tax-deferred, either
because the exchange is not a gain realization event or, if it is treated as a realization event, because the exchange is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation,
a U.S. Holder’s basis in the Ordinary Shares received would equal the U.S. Holder’s basis in the Warrants exercised therefore. If the cashless exchange were treated as not being a gain realization event, it is unclear whether a U.S. Holder’s holding period in the Ordinary Shares would be treated as commencing on the date of exchange of the Warrants or on the immediately following date. In either case, the holding period would not include the period during which the U.S. Holder held the Warrants. If the cashless exchange were treated as a recapitalization, the holding period of the Ordinary Shares would include the holding period of the Warrants exchanged therefore. Allego intends to treat any cashless exchange of a Warrant occurring after its giving notice of an intention to redeem the Warrant for cash as if Allego redeemed such Warrant for shares in a cashless redemption qualifying as a recapitalization. It is also possible that a cashless exchange of a Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder would recognize gain or loss with respect to the portion of the exercised Warrants treated as surrendered to pay the exercise price of the Warrants (the “surrendered warrants”). The U.S. Holder would recognize capital gain or loss with respect to the surrendered warrants in an amount generally equal to the difference between (i) the fair market value of the Ordinary Shares that would have been received with respect to the surrendered Warrants in a regular exercise of the Warrants and (ii) the sum of the U.S. Holder’s tax basis in the surrendered warrants and the aggregate cash exercise price of such Warrants (if they had been exercised in a regular exercise). In this case, a U.S. Holder’s tax basis in the Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exchanged plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. A U.S. Holder’s holding period for the Ordinary Shares would commence on the date following the date of exchange (or possibly the date of exchange) of the Warrants.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exchange of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exchange of Warrants.
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this Annual Report in “
Item 10.B. Memorandum and Articles of Association
.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Allego if, for example, the adjustment increases the holder’s proportionate interest in Allego’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of the Ordinary Shares, or as a result of the issuance of a stock dividend to holders of the Ordinary Shares, in each case, which is taxable to the U.S. Holders of such shares as described under
 “—Distributions on Ordinary Shares
” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Allego equal to the fair market value of such increased interest. For certain information reporting purposes, Allego is required to determine the date and amount of any such constructive distributions. Proposed U.S. Treasury regulations, which Allego may rely on prior to the issuance of final regulations, specify how the date and amount of any such constructive distributions are determined.
Passive Foreign Investment Company Rules
Generally.
 The treatment of U.S. Holders of the Ordinary Shares could be materially different from that described above if Allego is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.
The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Allego is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of Allego. Further, because Allego may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Allego is a PFIC for the current taxable year or in a future year.
If Allego is or becomes a PFIC during any year in which a U.S. Holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime.
A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“
QDI
”) under any of the foregoing regimes.
Excess Distribution Regime.
 If you do not make a QEF election or
a mark-to-market election,
as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Ordinary Shares, and (ii) any “excess distribution” you receive on your Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which you held your Ordinary Shares;

•	the amount allocated to the current taxable year, will be treated as ordinary income; and

•
the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.
QEF Regime.
 A QEF election is effective for the taxable year for which the election is made and all subsequent taxable years and may not be revoked without the consent of the IRS. If a U.S. Holder makes a timely QEF election with respect to its direct or indirect interest in a PFIC, the U.S. Holder will be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC as QEF income inclusions, even if amount is not distributed to the U.S. Holder. Thus, the U.S. Holder may be required to report taxable income as a result of QEF income inclusions without corresponding receipts of cash. Allego’s shareholders that are U.S. Holders subject to U.S. federal income tax should not expect that they will receive cash distributions from Allego sufficient to cover their respective U.S. tax liability with respect to such QEF income inclusions. In addition, U.S. Holders of Warrants will not be able to make a QEF election with respect to their warrants.
The timely QEF election also allows the electing U.S. Holder to: (i) generally treat any gain recognized on the disposition of its shares of the PFIC as capital gain; (ii) treat its share of the PFIC’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on its share of PFIC’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred tax computed by using the statutory rate of interest applicable to an extension of time for payment of tax. In addition, net losses (if any) of a PFIC will not pass through to our shareholders and may not be carried back or forward in computing such PFIC’s ordinary earnings and net capital gain in other taxable years. Consequently, a U.S. Holder may over time be taxed on amounts that as an economic matter exceed our net profits.
A U.S. Holder’s tax basis in Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as QDI. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of Allego’s income and your basis in your Ordinary Shares.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from Allego. If Allego determines that it is a PFIC for any taxable year, Allego will endeavor to provide all of the information that a U.S. Holder making a QEF election is required to obtain to make and maintain a QEF election, but there is no assurance that Allego will timely provide such information. There is also no assurance that Allego will have timely knowledge of its status as a PFIC in the future or of the required information to be provided. In addition, if Allego holds an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. Holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which Allego holds an interest will not qualify as a PFIC, or that a PFIC in which Allego holds an interest will provide the information necessary for a QEF election to be made by a U.S. Holder (in particular if Allego does not control that PFIC).
Mark-to-Market
 Regime.
 Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Ordinary Shares, which are listed on NYSE, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. You may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market
election. Any gain recognized on a disposition of Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election).
A mark-to-market election
only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election
with respect to stock of lower-tier PFICs that is
non-marketable.
There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election
with respect to the stock of a publicly-traded holding company (such as Allego) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. We advise you to consult your own tax advisor to determine whether the mark-to-market tax
election is available to you and the consequences resulting from such election. In addition, U.S. Holders of Warrants will not be able to make a mark-to-market election
with respect to their warrants.
PFIC Reporting Requirements.
 A U.S. Holder of Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such Forms are properly filed.
Additional Reporting Requirements
Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. Holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.
Non-U.S. Holders
A non-U.S. Holder
of Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—
Information Reporting and Backup Withholding
,” U.S. federal withholding tax on any dividends

received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. Holder’s
Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. Holder’s
conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. Holder
in the United States. In addition, special rules may apply to a non-U.S. Holder
that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.
Dividends and gains that are effectively connected with
a non-U.S. Holder’s
conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a non-U.S. Holder
that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.
The U.S. federal income tax treatment of
a non-U.S. Holder’s
exercise of a Warrant, or the lapse of a Warrant held by
a non-U.S. Holder,
generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “—
U.S. Holders—Exercise or Lapse of a Warrant
,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for
a non-U.S. Holder’s
gain on the sale or other disposition of the Ordinary Shares and Warrants.
Information Reporting and Backup Withholding
Information reporting requirements may apply to dividends received by U.S. Holders of Ordinary Shares and the proceeds received on the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS
Form W-9 provided
to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.
F. Dividends and Paying Agents
Not Applicable.
G. Statement by Experts
Not Applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file or furnish reports and other information with the SEC, including annual reports on Form
20-F
and reports on Form
6-K.
The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information.
The mailing address of Allego’s principal executive office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands and its telephone number is +31(0)88 033 3033. Allego also maintains a website at https://www.allego.eu. In this Annual Report, the website addresses of the SEC and Allego are provided solely for information and are not intended to be active links. Allego is not incorporating the contents of the websites of the SEC and Allego or any other entity into this Annual Report.
I. Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Please refer to Note 30 (Financial risk management) to the audited consolidated financial statements included elsewhere in this Annual Report for details on the market risks that Allego is exposed to.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. As defined in Rule 13a-15 of the Exchange Act, the term “disclosure controls and procedures” means controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer, our chief financial officer and other management, as appropriate, to allow timely decisions regarding our required disclosures.
Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective.
Management’s Annual Report on Internal Control over Financial Reporting
This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 20-F, which we expect to file in 2023 with respect to the fiscal year ending December 31, 2022.
Internal Control over Financial Reporting
In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the United States Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified primarily related to Allego’s failure to design or maintain an effective control environment commensurate with its financial reporting requirements. Specifically, Allego did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training, including supervision of external consultants, to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements. Additionally, there were the following material weaknesses:

•
Allego did not design and maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.

•
Allego did not design and maintain sufficient controls regarding the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments, purchase options, and related parties.

•
Allego did not design and maintain effective controls over certain information technology (“
IT
”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

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
Subsequent to the evaluation made in connection with filing our Registration Statement on Form F-4, we have begun implementing a plan to remediate these material weaknesses; however, our overall control environment is still immature and may expose us to errors, losses or fraud.
Attestation Report of the Registered Public Accounting Firm
This annual report on Form 20-F does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in “
Item 6.A. Directors and Senior Management
”, our Board has determined that Patrick Sullivan and Thomas Josef Maier each qualify as an audit committee financial expert as defined under applicable SEC rules and are independent in accordance with Rule
10A-3
of the Securities Exchange Act, NYSE rules and the DCGC.

ITEM 16B.	CODE OF ETHICS
Our Board has established a Code of Business Conduct and Ethics applicable to our employees, directors and officers. Any waiver of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our Code of Business Conduct and Ethics is publicly available on our website at www.allego.eu and is reviewed on an annual basis. For the year ended December 31, 2021, we did not grant any waivers of the Code of Business Conduct and Ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Accountants LLP (“E&Y”), our independent registered public accounting firm, for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(In €’000)	2021	2020
Audit Fees (1)	3,321	456
Audit-Related Fees (2)	238	58
Tax Fees (3)	0	0
All Other Fees	0	0
Total	3,559	514

(1)
Audit Fees consist of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)
Audit-Related Fees consist of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements.

(3)	Tax Fees consist of fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
Audit Committee’s
pre-approval
policies and procedures
Our Audit Committee makes recommendations for the appointment, compensation and retention of our independent registered public accounting firm entrusted with the audit of our consolidated financial statements. Our Audit Committee has adopted a policy requiring management to obtain the Audit Committee’s approval before engaging our independent registered public accounting firm to provide any other audit or permitted non-audit
services to us or our subsidiaries. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm, the Audit Committee reviews and pre-approves
(if appropriate) specific audit and
non-audit
services in the categories Audit Services, Audit-Related Services, Tax Services, and any other services that may be performed by our independent registered public accounting firm.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to Section 303A.11 of the NYSE listing standards applicable to foreign private issuers, we are permitted to follow our home country practices in lieu of certain NYSE corporate governance requirements, provided that we disclose the requirements we are not following and describe the home country practices we are following.
Accordingly, we follow Dutch law and the rules of the DCGC in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between Dutch law and the DCGC and the corporate governance requirements of the NYSE are set forth below:

•
NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, also requires that a majority of board members be “independent”, the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases the NYSE listing standards are stricter. Currently, a majority of the members of the Allego Board are independent under the NYSE listing standards and the DCGC.

•
NYSE listing standards applicable to U.S. companies require that external auditors be appointed by the audit committee. The general rule under Dutch law is that external auditors are appointed at an Allego General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at an Allego General Meeting. Our Audit Committee is responsible for determining the process for selecting and determining the remuneration of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.

•
Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions set forth in the NYSE listing standards. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans. Under Dutch law such approval is only required in relation to members of the board of directors if the articles of association of a company (i.e., public limited liability company (
naamloze vennootschap
)) stipulate that a corporate body other than the general meeting is authorized to determine the remuneration of members of the board of directors. The adoption of sub-plans
under an equity incentive plan that has been approved by the general meeting does not require separate approval of the company’s general meeting, provided, however, that such sub-plans
are adopted within the framework and limits of the equity incentive plan as approved by the general meeting. Approval by the general meeting is also not required in respect of equity compensation plans for employees, provided, however, that (i) such employees are no members of the board of directors and (ii) the general meeting has authorized the board of directors to issue shares and/or rights to subscribe for shares.

•
We do not follow NYSE’s quorum recommendations applicable to meetings of shareholder. In accordance with Dutch law, the DCGC and generally accepted business practices in the Netherlands, the Allego Articles do not provide quorum requirements generally applicable to general meetings of shareholders is be subject to a quorum specified by Dutch law. Additionally, certain resolutions require an enhanced majority under Dutch law if less than half of the issued share capital of Allego is present or represented at such general meeting.

•
Under NYSE listing standards, shareholder approval is generally required prior to the issuance of ordinary shares (i) to a director, officer or substantial security holder of the Company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of ordinary shares or the voting power outstanding before the issuance, with certain exceptions; (ii) that will have voting power or number equal to or in excess of 20% of either the voting power or the number of shares, respectively, outstanding before the issuance, with certain exceptions; or (iii) that will result in a change of control of the issuer. We are exempt from the aforementioned NYSE requirements and under Dutch law and the Allego Articles, shareholders can delegate authority to issue ordinary shares to the board of directors at an annual general meeting of shareholders, which authorization was obtained prior to the completion of the Business Combination for a period of five years.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The financial statements and related notes of Allego are filed as part of this Annual Report beginning on page F-1.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

1.1	English translation of Deed of Conversion and Amendment of the Articles of Association of Allego N.V. (incorporated by reference to Exhibit 1.1 of Allego N.V.’s Form 20-F filed with the SEC on March 22, 2022).

2.1	Warrant Assumption Agreement, dated as of March 16, 2022, among Spartan Acquisition Corp. III, Athena Pubco B.V. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.1 of Allego N.V.’s Form 20-F filed with the SEC on March 22, 2022).

2.2	Warrant Agreement, dated as of February 8, 2021, by and between Spartan and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 of Spartan’s Form 8-K filed with the SEC on February 12, 2021).

2.3*	Description of Securities.

4.1	Registration Rights Agreement, dated as of March 16, 2022, by and among Allego, Sponsor, Madeleine Charging, E8 Investor and certain other holders thereto (incorporated by reference to Exhibit 1.1 of Allego N.V.’s Form 20-F filed with the SEC on March 22, 2022).

4.2	Form of Subscription Agreement, dated as of July 28, 2021, by and between Spartan, Athena Pubco B.V., and the Subscriber party thereto (incorporated by reference to Exhibit 99.4 of Spartan’s Form 8-K filed with the SEC on July 28, 2021).

4.3	Performance Fee Agreement, dated as of December 16, 2020, by and between Madeleine and E8 Investors, with Novation contract signed on August 10, 2021 (incorporated by reference to Exhibit 10.3 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.4	Facility Agreement, dated as of May 27, 2019, by and among Allego Holding, Allego B.V., Allego Innovations B.V. and with Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.10 of Allego N.V.’S Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.5	Intercreditor Agreement, dated May 27, 2019, by and among between Opera Charging B.V., Allego B.V., Allego Innovations B.V., Allego Holding, Madeleine and Société Générale, to which Allego GmbH and Allego Belgie¨ B.V. acceded pursuant to accession letters dated as of October 2, 2019 (incorporated by reference to Exhibit 10.11 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.6	E8 Power of Attorney (incorporated by reference to Exhibit 10.12 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

Exhibit No.	Description

4.7	Amendment to the Irrevocable Voting POA and Prior Consent Agreement, dated March 28, 2022, between Madeleine and E8 Investor (incorporated by reference to Exhibit 10.7 of Allego N.V.’s Form F-1 filed with the SEC on March 31, 2022 (file no. 333-264056)

4.8	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.9	Bank Guarantee dated August 21, 2020, by and between Société Générale and INEA and cash collateral granted to Société Générale by Allego B.V. (incorporated by reference to Exhibit 10.14 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.10	Parallel Debt Agreement, dated as of May 27, 2019, by and among Allego B.V, Allego Innovations B.V. and Allego Holding B.V., to which Allego GmbH acceded pursuant to an accession letter dated as of October 2, 2019 (incorporated by reference to Exhibit 10.15 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.11	Security Assignment Agreement, dated as of October 2, 2019, by and between Allego GmbH and Société Générale (incorporated by reference to Exhibit 10.16 of Allego N.V.’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Form F-4/A filed on January 18, 2022 (file no. 333-259916)).

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

May 13, 2022	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer

F-
1

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Executive Board of Allego Holding B.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Allego Holding B.V. (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
May
1
3
, 2022

Consolidated statement of profit or loss for the years ended December 31, 2021, 2020 and 2019

(in €‘000)	Notes	2021	2020	2019
Revenue from contracts with customers	5
Charging sessions		26,108	14,879	9,515
Service revenue from the sale of charging equipment		37,253	15,207	9,147
Service revenue from installation services		19,516	12,313	6,880
Service revenue from operation and maintenance of charging equipment		3,414	1,850	280
Total revenue from contracts with customers		86,291	44,249	25,822
Cost of sales (excluding depreciation and amortization expenses)		(61,122)	(30,954)	(20,911)
Gross profit		25,169	13,295	4,911

Other income	6	10,853	5,429	3,475
Selling and distribution expenses	7	(2,472)	(3,919)	(6,068)
General and administrative expenses	8	(337,451)	(47,468)	(39,199)
Operating loss		(303,901)	(32,663)	(36,881)

Finance costs	11	(15,419)	(11,282)	(5,947)
Loss before income tax		(319,320)	(43,945)	(42,828)

Income tax	27	(352)	689	(276)
Loss for the year		(319,672)	(43,256)	(43,104)

Attributable to:
Equity holders of the Company		(319,672)	(43,256)	(43,104)

Loss per share:
Basic and diluted loss per ordinary share	12	(3,197)	(433)	(431)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income for the years ended December 31, 2021, 2020 and 2019

(in €‘000)	Notes	2021	2020	2019
Loss for the year		(319,672)	(43,256)	(43,104)

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	23	(14)	8	3
Income tax related to these items		—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(14)	8	3
Other comprehensive income/(loss) for the year, net of tax		(14)	8	3

Total comprehensive income/(loss) for the year, net of tax		(319,686)	(43,248)	(43,101)

Attributable to:
Equity holders of the Company		(319,686)	(43,248)	(43,101)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2021 and December 31, 2020

(in €‘000)	Notes	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	14	41,544	40,464
Intangible assets	15	8,333	4,010
Right-of-use assets	16	30,353	13,614
Deferred tax assets	27	570	722
Other financial assets	18	19,582	16,426
Total non-current assets		100,382	75,236

Current assets
Inventories	17	9,231	4,925
Prepayments and other assets	20	11,432	8,114
Trade and other receivables	19	42,077	25,076
Contract assets	5	1,226	41
Other financial assets	18	30,400	—
Cash and cash equivalents	21	24,652	8,274
Total current assets		119,018	46,430

Total assets		219,400	121,666
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2021 and December 31, 2020

(in €‘000)	Notes	December 31, 2021	December 31, 2020
Equity
Share capital	22	1	1
Share premium	22	61,888	36,947
Reserves	23	4,195	3,823
Retained earnings		(142,736)	(114,515)
Total equity		(76,652)	(73,744)

Non-current liabilities
Borrowings	24	213,128	159,610
Lease liabilities	16	26,097	12,077
Provisions	25	133	207
Total non-current liabilities		239,358	171,894

Current liabilities
Trade and other payables	26	29,333	13,739
Contract liabilities	5	21,192	7,278
Current tax liabilities	27	401	309
Lease liabilities	16	5,520	1,826
Provisions	25	248	364
Total current liabilities		56,694	23,516

Total liabilities		296,052	195,410

Total equity and liabilities		219,400	121,666
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2021, 2020, and 2019

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Retained earnings	Total equity
As at January 1, 2019		1	30,858	2,561	(34,004)	(584)
Loss for the year		—	—	—	(43,104)	(43,104)
Other comprehensive income/(loss) for the year		—	—	3	—	3
Total comprehensive income/(loss) for the year		—	—	3	(43,104)	(43,101)
Share premium contribution	22	—	6,089	—	—	6,089
Other changes in reserves	23	—	—	2,028	(2,028)	—
As at December 31, 2019		1	36,947	4,592	(79,136)	(37,596)

As at January 1, 2020		1	36,947	4,592	(79,136)	(37,596)
Loss for the year		—	—	—	(43,256)	(43,256)
Other comprehensive income/(loss) for the year		—	—	8	—	8
Total comprehensive income/(loss) for the year		—	—	8	(43,256)	(43,248)
Other changes in reserves	23	—	—	(777)	777	—
Share-based payment expenses	10	—	—	—	7,100	7,100
As at December 31, 2020		1	36,947	3,823	(114,515)	(73,744)

As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)
Loss for the year		—	—	—	(319,672)	(319,672)
Other comprehensive loss for the year		—	—	(14)	—	(14)
Total comprehensive income/(loss) for the year		—	—	(14)	(319,672)	(319,686)
Share premium contribution	22	—	26,000	—	—	26,000
Other changes in reserves	23	—	—	386	(386)	—
Share-based payment expenses	10	—	—	—	291,837	291,837
Transaction costs, net of tax	22	—	(1,059)	—	—	(1,059)
As at December 31, 2021		1	61,888	4,195	(142,736)	(76,652)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2021, 2020 and 2019

(in €‘000)	Notes	2021	2020	2019
Cash flows from operating activities
Cash generated from/(used in) operations	13	(2,921)	(29,926)	(49,433)
Interest paid		(5,996)	(4,508)	(7,436)
Income taxes paid		(296)	—	—
Net cash flows from/(used in) operating activities		(9,213)	(23,434)	(56,869)

Cash flows from investing activities
Purchase of property, plant and equipment	14	(9,983)	(17,006)	(13,849)
Proceeds from sale of property, plant and equipment	14	1,207	1,353	995
Purchase of intangible assets	15	(6,793)	(2,787)	(4,111)
Proceeds from investment grants	14	1,702	3,181	3,347
Payment of purchase options derivative premiums	18	(1,500)	—	—
Net cash flows from/(used in) investment activities		(15,367)	(15,259)	(13,618)

Cash flows from financing activities
Proceeds from borrowings	24	44,315	38,339	86,020
Payment of interest cap derivative premiums	18	—	—	(386)
Share premium contribution	22	—	—	(6,089)
Payment of principal portion of lease liabilities	16	(3,215)	(1,658)	(1,162)
Payment of transaction costs	22	(134)	—	—
Net cash flows from/(used in) financing activities		40,966	36,681	90,561

Net increase/(decrease) in cash and cash equivalents		16,386	(13,012)	20,074
Cash and cash equivalents at the beginning of the year		8,274	21,277	1,211
Effect of exchange rate changes on cash and cash equivalents		(8)	9	(8)
Cash and cash equivalents at the end of the year	21	24,652	8,274	21,277
The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

1.	Reporting entity
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
These financial statements are consolidated financial statements for the group consisting of Allego Holding B.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Allego’s principal subsidiaries are listed in Note 34.
Business combination between the Company and Spartan Acquisition Corp. III (“the Transaction”)
On July 28, 2021, the Company and Spartan Acquisition Corp. III (“Spartan”) signed a business combination agreement (“BCA”). Prior to the Transaction, Spartan was listed on the New York Stock Exchange (“NYSE”) in the United States (NYSE: SPAQ). On March 16, 2022, the Company consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE. On March 17, 2022, trading in the new public company commenced. The new public company — Allego N.V. — trades under the Allego name under the ticker symbol “ALLG”.
Refer to Note 35 for more details on the Transaction.

2.	Significant accounting policies
This section provides an overview of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated. Certain amounts in prior reporting periods have been reclassified to conform to the current reporting period presentation. These reclassifications had no effect on loss for the year, shareholders’ equity or loss per share.
2.1. Basis of preparation
2.1.1. Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were prepared by the Executive Board and were authorized for issue in accordance with a resolution of the Executive Board on May
1
3
, 2022.

2.1.2. Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.
2.2. Going concern assumption and financial position
The Group’s scale of operations
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
Financial position of the Group
As at December 31, 2021, the losses incurred during the first years of its operations resulted in a negative equity of €76,652 thousand (December 31, 2020: negative €73,744 thousand) and cash and cash equivalents of €24,652 thousand (December 31, 2020: €8,274 thousand). The resulting deficits have been funded by borrowings from the Company’s shareholder and banks. In the consolidated statement of financial position as at December 31, 2021, the carrying value of the Group’s borrowings amounts to €213,128 thousand (December 31, 2020: €159,610 thousand).
Impact of
COVID-19
The results for the year ended December 31, 2021 have been impacted by
COVID-19.
During the first quarter of 2021, traffic by
EV-drivers
and consumed energy levels declined as a result of
COVID-19
lockdown measures imposed by governments throughout Europe. As
COVID-19
lockdown measures eased, traffic by
EV-drivers
and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half-year of 2021, which continued in the second half-year of 2021. The impact of
COVID-19
on the Group’s charging revenue in the second half-year have been limited.
During the years ended December 31, 2021 and 2020, the Group did not receive
COVID-19
related government support or any
COVID-19
related rent concessions.
Financing
On May 27, 2019, the Group entered into a senior debt bank facility (“the facility”), totaling €120 million, with Société Générale and KommunalKredit (“the lenders”). During the year ended December 31, 2021, the Group completed three drawdowns on the facility for a total amount of €44,315 thousand. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The facility, which will expire in May 2026, includes loan covenants based on increasing performance criteria related to EBITDA, revenue and interest expenses determined in accordance with Dutch GAAP. As the Group recently transitioned to IFRS, the loan covenants may be revisited with the lenders as per the facility agreement. For all reporting periods presented, the Group met its covenants that were determined in accordance with Dutch GAAP. The Group expects to continue to meet the increasing performance criteria outlined in the prevailing loan covenants.

In addition, the Company’s shareholder has issued loans to the Group. The principal and accrued interest of the shareholder loans will mature in 2035. The Group continues to seek additional funding solutions to accelerate future growth and expansion.
Refer to Note 24 for information on the terms and conditions of the senior debt bank facility and the shareholder loans and Note 31 for information on loan covenants related to the senior debt bank facility.
Liquidity forecasts
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. The liquidity forecast incorporates current cash levels, revenue projections and detailed capital expenditures and operating expenses budget. Cash flows are monitored closely, and the Group invests in new stations, chargers and grid connections only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues. The liquidity forecasts incorporate any (new) potential impact from the
COVID-19
outbreak and are regularly updated, given the rapidly evolving nature and uncertain broader consequences of the pandemic.
The Group requires additional financing for additional development activities and operations. Management plan ned
 to finance these investments and costs with the drawdowns on its senior debt facility that were completed during the second half-year of 2021, and with the proceeds from the US public listing through a merger between the Company and Spartan — a Special Purpose Acquisition Company (“SPAC”) — that was completed in the first quarter of 2022.
On July 28, 2021, the Company and Spartan signed a BCA. On March 16, 2022, the Company consummated the previously announced business combination pursuant to the BCA and became a publicly traded company on the NYSE through the incorporation of Allego N.V. As a result of the merger, the Group received
€146 million ($161 million
1
) of gross proceeds
2
. Refer to Note 35 for more details on the Transaction. As of March 31, 2022, the
Group
had cash and cash equivalents of €75,105 thousand.
The Group completed the SPAC transaction on March 16, 2022. The completion of the merger yielded in proceeds of €146 million, which is less than the originally expected proceeds of €635 million ($702 million
1
). Allego N.V. confirmed to assist Allego Holding in meetings its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. Allego N.V. confirmed to have the ability to provide such support and to provide this support, to the extent outlined above, for a period of at least twelve months from the date of preparation of these consolidated financial statements. Given this cash position, the Group has sufficient funds to run the business for the twelve months from the issuance date of these consolidated financial statements assuming a minimal level of investments such as limited capital expenditures in property, plant and equipment and intangible assets. Therefore, the Group does not depend on external financing in the short-term. Consequently, there is no longer a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern and therefore whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the consolidated financial statements.
As the Group’s plan to raise capital via the completion of the merger yielded less proceeds than originally expected and the Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The Group may not be able to raise such financing on acceptable terms, or at all. The timing and realization of such financing is inherently uncertain. As a result, the timing and realization of such financing may impact the Group’s ability to execute its growth strategy and business plan in the long-term, but does not cast material uncertainty on the Group’s ability to be a going concern and continue its operations for the twelve months from the issuance date of these consolidated financial statements.
Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

1	Translated at the EUR/USD exchange rate as at March 17, 2022.
2	Gross proceeds: not inclusive of transaction expenses.

2.3.	Basis of consolidation
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

2.4. Principles for the consolidated statement of cash flows
The consolidated statement of cash flows is prepared based on the indirect method. The consolidated statement of cash flows distinguishes between cash flows from operating, investing and financing activities. The cash items disclosed in the statement of cash flows comprise cash at bank, cash in hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts when they are considered an integral part of the Group’s cash management.
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
2.5. Foreign currency translation
2.5.1. Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros (€), which is the Company’s functional and presentation currency.
2.5.2. Transactions and balances
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
2.5.3. Translation of foreign operations
The results and financial position of foreign operations that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. All resulting exchange differences are recognized in the consolidated statement of comprehensive income and accumulated in a foreign currency translation reserve, as a separate component in equity (attributed to non-controlling
interests as appropriate).
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
2.6. New and amended standards
2.6.1. New and amended standards adopted by the group
The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2021. Other than for the standards and amendments set out in this section, the Group did not have to change its accounting policies or make retrospective adjustments as a result of amending these standards and amendments.
Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
In August 2020, the IASB issued amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 in relation to the Interest Rate Benchmark Reform. The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows arising from the replacement of an interest rate benchmark with an alternative requirement.
The senior debt bank facility of the Group uses the Euribor rate. The facility agreement includes stipulations that dictate the use of an alternative rate in the event the Euribor rate is replaced by another rate. Therefore, these amendments did not have an impact on the consolidated financial statements of the Group.
2.6.2. New standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Amendments to IFRS 16 –
COVID-19
Related Rent Concessions beyond 30 June 2021
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
The amendment was intended to apply until June 30, 2021, but as the impact of the
COVID-19
pandemic continued, on March 31, 2021, the IASB published
“Covid-19-Related
Rent Concessions beyond 30
 June 2021 (Amendment to IFRS 16)”
which extended the period of application of the practical expedient to June 30, 2022.The amendment applies to annual reporting periods beginning on or after April 1, 2021. However, the Group has not received
Covid-19-related
rent concessions for the year ended December 31, 2021. The Group plans to apply the practical expedient if it becomes applicable within allowed period of application.
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use
The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is “testing whether the asset is functioning properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The Group does not deduct any proceeds received from charging sessions when the Group is preparing its chargers for its intended use. Therefore, this amendment is not expected to have an impact on the Group’s consolidated financial statements.
Amendments to IAS 1 – Classification of Liabilities as Current or
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
The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively in accordance with the normal requirements in IAS 8
Accounting Policies, Changes in Accounting Estimates and Errors
. The Group has not yet considered the potential impact of the amendments to the standard on the Group’s consolidated financial statements, if any.
IFRS 17 – Insurance Contracts
In May 2017, the IASB issued IFRS 17
Insurance Contracts
(IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4
Insurance Contracts
(IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life,
direct insurance and
re-insurance),
regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Group is in the process of assessing the potential impact of the standard on the Group’s consolidated financial statements, if any.
AIP (2018-2020 cycle): IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities
As part of its 2018
–
2020 annual improvements to the IFRS standards process, the IASB issued an amendment to IFRS 9
Financial Instruments.
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
The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Group will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period ending December 31, 2022. in which the entity first applies the amendment. The Group has not yet considered potential the impact of the amendments to the standard on the Group’s consolidated financial statements, if any.

Other new and amended standards and interpretations
The following new and amended standards and interpretations that are issued, but not yet effective, are not expected to have an impact on the Group’s consolidated financial statements:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract

•	Amendments to IFRS 3 – Reference to the Conceptual Framework

•	AIP (2018 – 2020 cycle): IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a First-time Adopter

•	AIP (2018 – 2020 cycle): IAS 41 Agriculture – Taxation in Fair Value Measurements

•	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies

•	Amendments to IAS 8 – Definition of Accounting Estimates

•	The Illustrative Examples accompanying IFRS 16, ‘Leases’
The amendments are effective for annual periods beginning on or after January 1, 2022, except for the amendments to IAS 12, IAS 1 and the IFRS Practice Statement 2 and IAS 8, which are effective for annual periods beginning on or after January 1, 2023.
2.7. Summary of significant accounting policies
2.7.1. Segment reporting
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
2.7.2. Revenue recognition
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
Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:

•	the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or

•
the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested the Group to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment.

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
Contract assets
Fees associated with the EPC contracts are fixed and payable upon the achievement of milestones. If the services rendered by the Group exceed the payment, a contract asset is recognized. Contract assets are subject to an impairment assessment. Refer to the accounting policies on impairment of financial assets in section 2.7.15
Financial instruments
.
Contract liabilities
A contract liability is recognized if a payment from the customer is received and it precedes the Group’s performance. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
2.7.3. Cost of sales
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
2.7.4. Other income/(expenses)
The Group recognizes other income/(expenses) from the following sources:

•	sale of renewable energy units (“HBE certificates” or hernieuwbare brandstofeenheden );

•	government grants;

•	disposal of property, plant and equipment;

•	sublease rental income;

•	fair value gains/(losses) on derivatives (purchase options); and

•	other items.
HBE certificates are issued by the government and therefore IAS 20
Accounting for government grants and disclosure of government assistance is applicable. HBE certificates are initially recognized at fair value as inventory (refer to the accounting policies on inventories in section 2.7.14
Inventories
). Other income from the sale of HBE certificates includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.

The accounting policy for the disposal of property, plant and equipment is disclosed in section 2.7.10
Property, plant and equipment
. The accounting policy for government grants is disclosed in section 2.7.5
Government grants
. The accounting policy for sublease rental income is disclosed in section 2.7.12
Leases,
section
“Group as a lessor”
.
The accounting policy for the fair value gains and losses on the purchase options derivatives is disclosed in section 2.7.15
Financial instruments
.
Other items mainly relate to reimbursements from (energy) network operators with respect to the power grid connections used. At the end of the year, the Group is reimbursed based on usage of actual grid connections used.
2.7.5. Government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed. Income from government grants is recorded in the consolidated statement of profit or loss as other income.
When the grant relates to an asset, the carrying amount of the related asset is reduced with the amount of the grant. The grant is recognized in the consolidated statement of profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge.
Grants relating to assets relate to the Group’s chargers and charging infrastructure. Refer to Note 14 for details.
2.7.6. General and administrative expenses
General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.7. Selling and distribution expenses
Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.8. Employee benefits
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

2.7.9. Share-based payments
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
non-market
performance vesting conditions.
IFRS 2 requires the total expense to be recognized over the vesting period, which is the period over which all of the specified service and non-market
vesting conditions are to be satisfied. For the Special Fees Agreement the expenses are recognized over the service period (from the grant date until a liquidity event, refer to section 3.1.4). The Group shall revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting period is extended.
2.7.10. Property, plant and equipment
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
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on the disposal or retirement of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized, within other income/(expenses). Occasionally, the Group sells its own chargers and/or charging equipment to a customer. In that case, the carrying value of the disposed assets are recorded within cost of sales. The proceeds of such transactions are recorded within revenue from the sale of charging equipment.
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
Depreciation methods and periods
The Group depreciates its property, plant and equipment using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. Leasehold improvements are depreciated over the shorter of their lease term and their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Chargers and charging infrastructure	7 – 10 years
Other fixed assets	3 – 10 years
Assets under construction	Not depreciated

Other fixed assets mainly comprise leasehold improvements and IT assets.
The residual values, useful lives and depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.
2.7.11. Intangible assets
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

Amortization methods and periods
The Group amortizes intangible assets with a finite useful life using the straight-line method to allocate their cost over their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Software – Internally developed software	3 years
Software – Purchased from third parties	1 – 3 years

The useful lives and amortization methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.
2.7.12. Leases
Group as a lessee
The Group leases office buildings, cars, software, and other assets. Other assets comprise office furniture and land permits. Rental contracts are typically agreed for fixed periods of several years. The contractual lease term of cars is set at four years, where extensions are unusual. Software relates to the right of use of a third-party supplier’s application software. The contractual lease term is set at five years with a two-year
extension option. The contractual lease term of office buildings is typically set at five years but may have extension options as described below.
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
The
right-of-use
assets are also subject to impairment and are allocated to the cash-generating unit to which these assets relate. Refer to the accounting policy for impairment of non-financial
assets, which is disclosed in section 2.7.13
Impairment of
non-financial
assets
.
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
Leases of
low-value
assets and short-term leases
Low-value
assets comprise small items of office furniture. The Group has not applied the practical expedient to recognize leases of low-value
assets on a straight-line basis as an expense in the consolidated statement of profit or loss.
Short-term leases are leases with a lease term of twelve months or less without a purchase option. The Group has short-term building and car leases. The Group has applied the practical expedient to recognize short-term building leases, but not for short-term car leases, on a straight-line basis as an expense in the consolidated statement of profit or loss.
Lease term
Extension and termination options are included in a number of office building, software, and car leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.
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
Group as a lessor
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
2.7.13. Impairment of
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
2.7.14. Inventories
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
2.7.15. Financial instruments
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
The Group does not have equity instruments that should be accounted in accordance with IFRS 9
Financial Instruments
.
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
This category includes purchase options derivatives which are included under current other financial assets and interest cap derivatives which are included under non-current
other financial assets.
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
2.7.16. Fair value measurement
The Group measures financial instruments such as derivatives at fair value at the end of each reporting period.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group.
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

2.7.17. Cash and cash equivalents
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
2.7.18. Equity
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
2.7.19. Loss per share
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
2.7.20. Provisions and contingencies
Provisions are recognized when the Group has a present legal or constructive obligation as
a
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
2.7.21. Income tax
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
As at December 31, 2021, the carrying amount of capitalized development costs was €4,198 thousand (December 31, 2020: €3,812 thousand). The Group estimates the useful life of the development costs to be at three years based on the expected lifetime of the software (component). However, the actual useful life may be shorter or longer than three years, depending on innovations, market developments and competitor actions.
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
Mega-E.
In December 2019, the Group sold
Mega-E
to the French investor Meridiam EM SAS, which is a related party under common control of Meridiam SAS. At the time of the sale,
Mega-E
only had limited activities and owned an immaterial amount of net assets. The consideration for the sale was € nil and represented the net assets of the entity at the time of the transaction. At the date of the transfer,
Mega-E
consisted only of €100 share capital. During the year ended December 31, 2021, one of the directors of the Group was also an executive director of
Mega-E.
As at December 31, 2021, the director resigned from the Group. Additionally, one of the non-executive
directors of the Group is also a
non-executive
director of
Mega-E.
After this transaction,
Mega-E
established subsidiaries and formed the
Mega-E
Group. The
Mega-E
Group has entered into several EPC and O&M agreements with the Group with the purpose of constructing and operating charging stations across Europe (please also refer to Note 33 for more information).
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
Mega-E
Group is that of a customer and service provider. The Group does not have rights giving it the ability to direct the activities of the
Mega-E
Group, nor the ability to affect their returns. As a result, the Group does not control the
Mega-E
Group and is therefore not consolidated in the Group’s financial statements.
Purchase option to acquire
Mega-E
On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of
Mega-E.
The exercise of the call option by the Group is conditional upon satisfaction of the Transaction contemplated under the BCA and the call option can be exercised by the Group at the earliest on January 15, 2022, and within the six-month
period thereafter. Refer to Note 18 and 29 for information about the methods and assumptions used in determining the fair value of derivatives.

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
On July 28, 2021, the parties to the BCA — Meridiam SAS, Spartan and the Company — agreed that the cash payments to be made by Meridiam under the Agreement will be recharged to the Company or its legal successor. However, this repayment agreement does not result in an obligation for the Company to settle the Agreement. Therefore, this does not change the accounting treatment of the Agreement in the consolidated financial statements for the year ended December 31, 2021.
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
As at December 31, 2021, the Group recorded a deferred tax asset of €570 thousand (December 31, 2020: €722 thousand) which relates to carried-forward tax losses of the Group’s operations in Germany and Belgium (December 31, 2020: Germany). The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.
At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to uncertainties such as the planned fiscal restructuring of the Group (see Note 27.3 for details). Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.
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
Impairments and reversal of impairments of chargers
During the years ended December 31, 2021 and 2020 the Group has identified several chargers that were not performing as expected. For these chargers the utilization was lower than included in the business plan for these chargers. Utilization rates are calculated by dividing the number of charging sessions by a maximum of fifty sessions per day. The identified chargers that were underutilized had a negative margin, but no technical issues (uptime above 95%). The Group considers this an indication for impairment. The Group subsequently compared the carrying value of these chargers with the value-in-use.
The impairment loss recognized in the consolidated statement of profit or loss for the year ended December 31, 2021 amounted to €354 thousand (2020: €466 thousand, 2019: €272 thousand).

During the year ended December 31, 2021, the Group has identified improvements in utilization rates for several chargers that were impaired in prior periods. The Group considers this an indication that an impairment loss recognized in prior periods no longer exists or may have decreased. The Group subsequently compared the carrying value of these chargers with the value-in-use.
The increased carrying value as a result of the reversal of impairment shall not exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognized for these chargers in prior periods.
The reversal of impairments recognized in the consolidated statement of profit or loss for the year ended December 31, 2021 amounted to €381 thousand (2020: € nil, 2019: € nil).
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
3.2.4 Valuation of purchase options
During the year ended December 31, 2021, the Group entered into two purchase option agreements to acquire an unlisted software company and into a purchase option agreement to acquire
Mega-E
Charging B.V. The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (i.e. spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.
The assumptions and model used for estimating the fair value of the purchase options are disclosed in Note 29.

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
The CODM assesses the financial information of the business on a consolidated level and uses Adjusted EBITDA as the key performance measure to manage the business. Adjusted EBITDA is defined as earnings before interest, tax, depreciation and amortization, adjusted for restructuring costs, transaction costs, bonus payments to consultants, fair value gains/(losses) on derivatives (purchase options) and share-based payment expenses. Adjusted EBITDA is the key performance measure for the CODM as it is believed to be a useful measure to monitor funding, growth and to decide on future business plans.
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

(in €‘000)	Notes	2021	2020	2019
Adjusted EBITDA		3,558	(11,442)	(28,553)
Share-based payment expenses	10	(291,837)	(7,100)	—
Transaction costs	22	(6,145)	—	—
Bonus payments to consultants	10	(600)	—	—
Restructuring costs	25	(53)	(3,804)	—
Fair value gains/(losses) on derivatives (purchase options)	6	2,900	—	—
Depreciation, impairments and reversal of impairments of property, plant and equipment	14	(5,596)	(4,775)	(4,678)
Depreciation and impairments of right-of-use assets	16	(3,408)	(1,805)	(1,312)
Amortization and impairments of intangible assets	15	(2,720)	(3,737)	(2,338)
Finance costs	11	(15,419)	(11,282)	(5,947)
Loss before income tax		(319,320)	(43,945)	(42,828)
Transactions costs comprise costs incurred by the Group during the year ended December 31, 2021, in relation to the Transaction which are not directly related to the issuance of new equity instruments. Transaction costs incurred by the Group which are directly related to the issuance of new equity instruments have been recorded as a deduction to share premium (refer to Note 22 for details).
During the year ended December 31, 2021, the Group made a discretionary bonus payment of €600 thousand (2020: € nil, 2019: € nil) to an external consulting firm as remuneration for strategic and operational advice provided to the Group (refer to Note 10).
The fair value gains/(losses) on derivatives comprise fair value gains/(losses) recognized during the year ended December 31, 2021 in relation to the Group’s purchase options. Refer to Note 18 for details on the Group’s purchase options.
Revenue from major customers
For the year ended December 31, 2021, revenue from two customers (2020: three customers, 2019: two customers), namely Customer A and D (2020: Customer A, B and C, 2019: Customer A and B), amounted to

10% or more of the Group’s total revenue. The amount of revenue from these customers can be broken down as follows:

(in €‘000)	2021	2020	2019
Customer A	23,974	10,702	8,739
Customer B	663	6,566	5,356
Customer C	1,119	5,065	1,398
Customer D	24,566	—	—
Total	50,322	22,333	15,493
Revenue from external customers
The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2021	2020	2019
The Netherlands	29,689	16,369	11,447
Belgium	4,358	2,874	1,184
Germany	14,477	13,465	12,668
France	32,098	8,285	55
Other	5,669	3,256	468
Total	86,291	44,249	25,822
Non-current
assets by country
The amount of total
non-current
assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2021	December 31, 2020
The Netherlands	59,047	38,056
Belgium	7,049	5,885
Germany	13,568	14,134
Other	567	12
Total	80,231	58,087
Non-current
assets for this purpose consist of total
non-current
assets as recorded in the consolidated statement of financial position, excluding non-current
financial assets and deferred tax assets.

5.	Revenue from contracts with customers
Disaggregation and timing of revenue from contracts with customers
Set out below is the disaggregation of the Group’s revenue from contracts with customers.

(in €‘000)	2021	2020	2019
Type of goods or service
Charging sessions	26,108	14,879	9,515
Service revenue from the sale of charging equipment	37,253	15,207	9,147
Service revenue from installation services	19,516	12,313	6,880
Service revenue from operation and maintenance of charging equipment	3,414	1,850	280
Total revenue from external customers	86,291	44,249	25,822
Timing of revenue recognition
Services transferred over time	22,930	14,162	7,160
Goods and services transferred point in time	63,361	30,087	18,662
Total revenue from external customers	86,291	44,249	25,822
Assets and liabilities related to contracts with customers
The Group has recognized the following assets and liabilities related to contracts with customers:

(in €‘000)	December 31, 2021	December 31, 2020
Assets
Current contract assets	1,226	41
Loss allowance	—	—
Total contract assets	1,226	41
Liabilities
Current contract liabilities	21,192	7,278
Total contract liabilities	21,192	7,278
Refer to Note 19 for details on trade receivables and the loss allowance on trade receivables and contract assets.
Significant changes in contract assets and liabilities
The change in contract assets and contract liabilities is the result of the Group’s EPC activities which started in 2019 and which have increased since then. For certain EPC contracts, the Group provides services exceeding the payments received from customers which result in contract assets. Conversely, the Group receives prepayments for certain EPC contracts which result in contract liabilities. For the year ended December 31, 2021, contract assets increased mainly for EPC contracts with
Mega-E
where significant milestones were reached. Contract liabilities increased mainly as a result of prepayments received for EPC contracts with EV Cars. For more information on balances with related parties, reference is made to Note 33.2.
The Group also recognized a loss allowance for contract assets in accordance with IFRS 9, see Note 30 for further information.

Revenue recognized in relation to contract liabilities
The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2021	2020	2019
Revenue recognized that was included in the contract liability balance at the beginning of the period	7,280	5,250	3,715
Performance obligations
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	December 31, 2021	December 31, 2020
Within one year	25,274	23,384
Total	25,274	23,384
All remaining performance obligations are expected to be recognized within one year from the reporting date, for each of the reporting periods presented.

6.	Other income/(expenses)

(in €‘000)	2021	2020	2019
Government grants	2,037	2,302	2,495
Income from sale of HBE certificates	5,403	2,396	1,174
Net gain/(loss) on disposal of property, plant and equipment	(210)	7	(194)
Sublease rental income	200	—	—
Fair value gains/(losses) on derivatives (purchase options)	2,900	—	—
Other items	523	724	—
Total	10,853	5,429	3,475
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
For the year ended December 31, 2021, income from the sale of HBE certificates includes a fair value gain on initial recognition of €5,483 thousand (2020: €2,136 thousand, 2019: €1,119 thousand) and a loss on the subsequent sale of €80 thousand (2020: gain of €260 thousand, 2019: gain of €55 thousand).
Fair value gains/(losses) on derivatives (purchase options)
Refer to Note 18 for details on the Group’s purchase options.

Sublease rental income
Refer to Note 16.2 for details on the Group’s subleases.

7.	Selling and distribution expenses

(in €‘000)	2021	2020	2019
Employee benefits expenses	1,898	2,907	4,938
Depreciation of right-of-use assets	92	153	240
Marketing and communication costs	421	478	548
Housing and facility costs	60	358	194
Travelling costs	1	23	148
Total	2,472	3,919	6,068
Refer to Note 9 for a breakdown of expenses by nature.

8.	General and administrative expenses

(in €‘000)	2021	2020	2019
Employee benefits expenses	105,025	23,549	21,977
Depreciation of property, plant and equipment	5,623	4,309	4,406
Impairments of property, plant and equipment	354	466	272
Reversal of impairments of property, plant and equipment	(381)	—	—
Depreciation of right-of-use assets	3,316	1,652	1,072
Amortization of intangible assets	2,720	3,737	2,338
IT costs	1,625	2,786	2,638
Housing and facility costs	337	496	553
Travelling costs	7	81	716
Legal, accounting and consulting fees	208,945	9,134	4,451
Other costs	9,880	1,258	776
Total	337,451	47,468	39,199
Legal, accounting and consulting fees for the year ended December 31, 2021 include share-based payment expenses of €202,201 thousand (2020: €4,650 thousand, 2019: € nil) as the Group has provided share-based payment awards to an external consulting firm. Refer to Note 10 for details.
Refer to Note 9 for a breakdown of expenses by nature.

9.	Breakdown of expenses by nature

9.1	Depreciation, amortization and impairments

(in €‘000)	2021	2020	2019
Included in selling and distribution expenses:
Depreciation of right-of-use assets	92	153	240
Included in general and administrative expenses:
Depreciation of property, plant and equipment	5,623	4,309	4,406
Impairments of property, plant and equipment	354	466	272
Reversal of impairments of property, plant and equipment	(381)	—	—
Depreciation of right-of-use assets	3,316	1,652	1,072
Amortization of intangible assets	2,720	3,737	2,338
Total	11,724	10,317	8,328

9.2 Employee benefits expenses

(in €‘000)	2021	2020	2019
Included in selling and distribution expenses:
Wages and salaries	1,527	1,961	3,625
Social security costs	178	266	515
Pension costs	144	239	396
Termination benefits	11	360	—
Other employee costs	34	78	263
Contingent workers	4	3	139
Subtotal	1,898	2,907	4,938
Included in general and administrative expenses:
Wages and salaries	9,951	12,190	12,855
Social security costs	1,262	1,666	1,826
Pension costs	1,025	1,479	1,403
Termination benefits	42	2,674	—
Share-based payment expenses	89,636	2,450	—
Other employee costs	219	410	833
Contingent workers	3,358	3,012	9,564
Capitalized hours	(467)	(332)	(4,504)
Subtotal	105,025	23,549	21,977
Total	106,923	26,456	26,915
Termination benefits
The Group incurred termination benefits in connection with the restructuring of its operations in 2020. Refer to Note 25 for details.
Average number of employees
During 2021, 149 employees were employed on a full-time basis (2020: 189, 2019: 273). Of these employees, 48 were employed outside the Netherlands (2020: 52, 2019: 63).
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
The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2021 was €1,034 thousand (2020: €1,716 thousand, 2019: €1,697 thousand)
.
The contributions to the ABP pension plan for the year ending December 31, 2022 are expected to be in line with the contributions paid for the year ended December 31, 2021.

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

The funding ratio of the fund as at December 31, 2021 was 110.2% (December 31, 2020: 93.5%, December 31, 2019: 97.8%). The policy funding ratio as at December 31, 2021 was 102.8% (December 31, 2020: 87.6%, December 31, 2019: 95.8%), which is below the required minimum of 104.0% as prescribed by De Nederlandsche Bank (DNB). As a result, a funding deficit exists. The policy funding ratio is lower than the required funding ratio of 110.0% (December 31, 2020: 126.0%, December 31, 2019: 128.0%) and therefore a reserve deficit exists as well. The fund will therefore submit a recovery plan to DNB in 2021 (similarly as to what the fund did in 2020), demonstrating how the fund expects the funding ratio to recover to the level of the required funding ratio within ten years. The board has also drawn up a financial crisis plan that describes which additional measures can be taken to make timely recovery possible. If it turns out that the fund cannot recover in time, the board will have to take additional measures in accordance with the financial crisis plan. At this moment, the fund does not anticipate any positive or negative adjustments in pensions and or contributions, but this can be the case in the near future if the funding ratio does not improve towards the minimum requirements.
Belgium
The Group operates a defined contribution pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, although the plan has many characteristics of a defined contribution plan, it qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of €10 thousand in 2021 (2020: €27 thousand, 2019: €27 thousand) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2022 are expected to be in line with the contributions paid for the year ended December 31, 2021.
Other countries
The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden and Norway. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €75 thousand in 2021 (2020: €124 thousand, 2019: €101 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2022 are expected to be in line with the contributions paid for the year ended December 31, 2021.
Other post-employment benefits and other long-term employee benefits:
France
A retirement indemnity plan (‘Indemnités de fin de carrière’) applies to the Group’s employees in France, which qualifies as an other post-employment benefit under IAS 19. The retirement benefit depends on the number of service years within the industry and the Group. The benefit equals 1/4 th
of the average monthly salary for the first ten years of seniority and 1/3 rd
of the average monthly salary for the service years thereafter. Contributions for the retirement indemnity plan are obligations from past events with a probable outflow for which reliable estimates can be made. The Group should therefore record a provision for these obligations on its consolidated statement of financial position. However, given the limited number of employees in France, the Group believes that the resulting liability is limited. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore has not recorded a provision for this plan. Consequently, the contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ‘Indemnités de fin de carrière’ indemnity plan in 2021 was €49 thousand (2020: €48 thousand, 2019: €43 thousand).
The Netherlands
Jubilee plan
The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2021. The valuation is carried out with a discount rate of 0.8% (December 31, 2020: 0.3%), an expected rate of salary increase of 2.50%
and a retirement age of 68 years (December 31, 2020: 67 years). The provision recorded on the Group’s consolidated statement of financial position amounts to €73 thousand as at December 31, 2021 (December 31, 2020: €78 thousand).
The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2021	2020
Jubilee provision – Opening	78	363
Current service cost	11	122
Past service cost	(19)	(380)
Interest cost	—	3
Remeasurements	3	(30)
Total amount recognized in the consolidated statement of profit or loss	(5)	(285)
Employer contributions	—	70
Benefit payments	—	(70)
Jubilee provision – Closing	73	78

For the year ended December 31, 2021, past service costs of positive €19 thousand are the result of a change in the jubilee plan as part of the new company collective labor agreement which became effective on April 1, 2021. For the year ended December 31, 2020, past service costs of positive €380 thousand comprise of €269 thousand due to a reduction of the number of participants in the jubilee plan as a result of the Group’s restructuring in 2020 (refer to Note 25 for details) and €111 thousand due to the change in the jubilee plan as part of the new collective labor agreement (‘CAO NWb’) which became effective on January 1, 2020.
Senior leave plan
Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2021. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.
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
The consulting firm is only entitled to cash and shares if the equity value at closing is at least
 20%
higher than the initial equity value of the Company as agreed in the Agreement as at December 16, 2020. The number of shares that the consulting firm may subscribe for is determined based on the equity value of the Company at closing. The maximum number of shares that the consulting firm was entitled to acquire is equal to 10% of the share that capital of the applicable Allego group company.
In January 2021, the Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. In April 2021, the Agreement was amended whereby the external consulting firm will be entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such admission occurs, the external consulting firm shall have the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company or the relevant Allego group company. Additionally, the Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group (the original Agreement ultimately terminated on December 31, 2023).
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

Certain directors of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the Agreement, including any amendments (refer to Note 33.3 for details). The share-based payment expenses therefore reflect both compensation for external consulting services and key management remuneration.
During the year ended December 31, 2021, the consulting firm received an additional €600 thousand (2020: € nil) payment as an incidental, non-recurring
and
one-time
bonus for the services rendered in connection with their strategic and operational advice.
Measurement of fair value at the grant date
In accordance with IFRS 2
Share-based Payment
, the fair value of key management remuneration is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.
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
Since the Agreement includes an implicit service condition, the services received under the Agreement are recognized as expenses between December 16, 2020 (“the grant date”) and March 17, 2022 (the date of the Liquidity Event), by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services). As described further below, the amendment to the Agreement in April 2021 is a modification to the share-based payment arrangement. The expense recognition for this modification follows the same pattern as described above, with the exception that the grant date is considered to be the modification date (April 28, 2021).
Fair value of equity instruments granted
The fees payable under the Agreement (either in cash or in shares) will depend on the future value of the Allego Group at the time of a future Liquidity Event. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2
Share-based Payment
, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.
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
In order to measure the fair value of the instrument throughout the year (quarterly), the Group has assessed four different future scenarios in terms of a Liquidity Event: SPAC, private placement, private placement followed by an IPO and no capital raise. The likelihood of each of these scenarios has been considered based on the facts and circumstances surrounding the contemplated transactions as of those assessment dates. As at December 31, 2021, the only scenario that was considered for the fair value measurement of the instrument was the SPAC transaction.
For each of the above-described scenarios, the future (post-money) value of the Allego Group has been estimated throughout the year (quarterly). Subsequently, each possible outcome has been weighted by its respective probability in order to estimate the expected payouts under the Agreement. A discount rate of
 15.0% (2020: 15.0%) has been applied to determine the present value of the expected payouts.

Since the Part B fees includes a
lock-up
mechanism, a discount for lack of marketability (“DLOM”) of 9.4% (2020: 12.4%—23.5%) has been applied under each of the possible scenarios using the following main input parameters:

Input parameters (DLOM)	2021	2020
Expected life	0.5 years	0.5–3 years
Expected volatility	58.6%	74.1%–78.4%
Expected dividend yield	0.0%	0.0%
The total fair value of the share-based payment arrangement as at December 31, 2021 is estimated at €459,300 thousand (grant date: €182,800 thousand), of which €97,900 thousand (grant date: €63,800 thousand) relates to Part A (payable by Madeleine) and €361,400 thousand (grant date: €119,000 thousand) relates to Part B (to be settled in shares).
The Group assessed the impact to the fair value of the share-based payment arrangement as a result of the two amendments to the Agreement which were entered into in January and April 2021. Only the amendment in April 2021 had a fair value impact to part B of the share-based payment arrangement, through the right for the external consulting firm to subscribe for additional shares being equal to 5% of the share capital (after completion of the Liquidity Event). The fair value of the share-based payment arrangement as a result of the amendment and at the modification date (April 28, 2021) was determined to be €
250,400 thousand. The incremental fair value of €87,850
thousand will be recognized as an expense over the period from the modification date to March 17, 2022 (the date of the Liquidity Event). The expense for the original terms of the agreement will continue to be recognized as if the terms had not been modified. The fair value of the modification to the share-based payment arrangement was determined using the same models and principles as described in this note.
Share-based payment expenses
During the year ended December 31, 2021, the Group recognized share-based payment expenses of €291,837 thousand (2020: €7,100 thousand, 2019: € nil) for this equity-settled arrangement, with a corresponding increase in retained earnings. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €202,201 thousand (2020: €4,650 thousand, 2019: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €89,636 thousand (2020: €2,450 thousand, 2019: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.
11. Finance costs

(in €‘000)	2021	2020	2019
Interest expenses on shareholder loans	8,162	7,530	5,568
Interest expenses on senior debt	6,446	3,240	170
Finance costs on borrowings	14,608	10,770	5,738
Interest expenses on lease liabilities	527	294	198
Interest accretion on provisions	—	3	2
Fair value (gains)/losses on derivatives	(593)	208	75
Exchange differences – net	877	7	(66)
Finance costs	15,419	11,282	5,947

12. Loss per share
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year.
The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
Loss attributable to ordinary equity holders of the Company (in €‘000)	(319,672)	(43,256)	(43,104)
Weighted average number of ordinary shares outstanding	100	100	100
Basic and diluted loss per share (in €‘000)	(3,197)	(433)	(431)
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
13. Cash generated from operations

(in €‘000)	Notes	2021	2020	2019
Loss before income tax		(319,320)	(43,945)	(42,828)
Adjustments to reconcile loss before income tax to net cash flows:
Finance costs	11	15,340	11,271	6,012
Fair value gains/(losses) on derivatives (purchase options)	6	(2,900)	—	—
Share-based payment expenses	10	291,837	7,100	—
Depreciation, impairments and reversal of impairments of property, plant and equipment	8, 14	5,596	4,775	4,678
Depreciation and impairments of right-of-use of assets	8, 16	3,408	1,805	1,312
Amortization and impairments of intangible assets	8, 15	2,720	3,737	2,338
Net gain/(loss) on disposal of property, plant and equipment	6	210	(7)	194
Movements in working capital:
Decrease/(increase) in inventories	17	(4,306)	2,362	(977)
Decrease/(increase) in other financial assets	18	(2,563)	1,343	(16,855)
Decrease/(increase) in trade and other receivables, contract assets and prepayments and other assets	5, 20	(21,315)	(14,243)	(8,009)
Increase/(decrease) in trade and other payables and contract liabilities	5, 26	28,562	(4,266)	4,581
Increase/(decrease) in provisions	25	(190)	142	120
Cash generated from/(used in) operations		(2,921)	(29,926)	(49,433)

14. Property, plant and equipment
The movements in property, plant and equipment for the years ended December 31, 2021 and 2020 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	37,580	1,780	2,278	41,638
Accumulated depreciation and impairment	(8,170)	(943)	—	(9,113)
Carrying amount at January 1, 2020	29,410	837	2,278	32,525

Movements in 2020
Additions	—	62	14,004	14,066
Disposals	(1,773)	—	—	(1,773)
Depreciation	(4,024)	(285)	—	(4,309)
Depreciation of disposals	421	—	—	421
Impairments	(466)	—	—	(466)
Reclassifications	7,159	—	(7,159)	—
Carrying amount at December 31, 2020	30,727	614	9,123	40,464

Cost	42,966	1,842	9,123	53,931
Accumulated amortization and impairment	(12,239)	(1,228)	—	(13,467)
Carrying amount at December 31, 2020	30,727	614	9,123	40,464

Movements in 2021
Additions	—	3	8,107	8,110
Disposals	(2,317)	—	—	(2,317)
Depreciation	(5,417)	(206)	—	(5,623)
Depreciation of disposals	813	—	—	813
Impairments	(354)	—	—	(354)
Reversal of impairments	381	—	—	381
Reclassifications	6,764	70	(6,764)	70
Carrying amount at December 31, 2021	30,597	481	10,466	41,544
Cost	47,413	1,915	10,466	59,794
Accumulated depreciation and impairment	(16,816)	(1,434)	—	(18,250)
Carrying amount at December 31, 2021	30,597	481	10,466	41,544
Impairments and reversals of impairments of chargers
In the consolidated statement of profit or loss for the year ended December 31, 2021, the Group recorded an impairment loss of €354 thousand (2020: €466 thousand, 2019: €272 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount.
In the consolidated statement of profit or loss for the year ended December 31, 2021, the Group recorded a reversal of impairment of €381 thousand (2020: € nil, 2019: € nil) for chargers for which an impairment loss was previously recognized that demonstrated an improvement in their utilization rate as at December 31, 2021. The impairment loss and reversal of impairment have been recorded within general and administrative expenses.
Refer to Note 3.2.2 for details on estimates and assumptions made with respect to the impairment and reversal of impairments of non-financial
assets.

Government grants related to chargers and charging infrastructure
The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.
The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2021 and 2020 have been as follows:

(in €‘000)	2021	2020
Opening balance at the beginning of the year	10,471	10,174
Received during the year	1,702	3,181
Released to the consolidated statement of profit or loss	(2,545)	(2,884)
Closing balance at the end of the year	9,628	10,471
Purchase commitments
The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 32. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

15.	Intangible assets
The movements in intangible assets for the years ended December 31, 2021 and 2020 have been as follows:

(in €‘000)	Software	Internally developed software	Total
Cost	1,012	7,175	8,187
Accumulated amortization and impairment	(641)	(2,586)	(3,227)
Carrying amount at January 1, 2020	371	4,589	4,960
Movements in 2020
Additions	160	2,627	2,787
Disposals	—	—	—
Amortization	(333)	(3,404)	(3,737)
Amortization of disposals	—	—	—
Impairments	—	—	—
Reclassifications	—	—	—
Carrying amount at December 31, 2020	198	3,812	4,010
Cost	1,172	9,802	10,974
Accumulated amortization and impairment	(974)	(5,990)	(6,964)
Carrying amount at December 31, 2020	198	3,812	4,010
Movements in 2021
Additions	4,034	3,009	7,043
Disposals	—	—	—
Amortization	(97)	(2,623)	(2,720)
Amortization of disposals	—	—	—
Impairments	—	—	—
Reclassifications	—	—	—
Carrying amount at December 31, 2021	4,135	4,198	8,333
Cost	5,206	12,811	18,017
Accumulated amortization and impairment	(1,071)	(8,613)	(9,684)
Carrying amount at December 31, 2021	4,135	4,198	8,333

Internally developed software
Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2021, the remaining amortization period was one to three years (December 31, 2020: one to three years, December 31, 2019: one to three years).

16.	Leases

16.1	Group as a lessee
Amounts recognized in the consolidated statement of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2021	December 31, 2020
Right-of-use assets
Office buildings	9,886	10,985
Cars	1,134	1,761
Software	18,674	—
Other	659	868
Total	30,353	13,614
Additions to the
right-of-use
assets for office buildings during 2021 were €259
 thousand
(2020: € nil). Additions to the
right-of-use
assets for cars during 2021 were €144 thousand (2020: €672 thousand). Additions to the right-of-use
assets for software during 2021 were €20,308 thousand (2020: € nil). Additions to the right-of-use
assets for other during 2021 were €90 thousand (2020: €899 thousand).

(in €‘000)	December 31, 2021	December 31, 2020
Lease liabilities
Current
Office buildings	820	963
Cars	604	676
Software	4,002	—
Other	94	187
Total	5,520	1,826
Non-current
Office buildings	9,423	10,315
Cars	551	1,105
Software	15,596	—
Other	527	657
Total	26,097	12,077
Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.

Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2021	2020	2019
Depreciation expenses right-of-use assets
Office buildings	893	682	368
Cars	653	948	887
Software	1,633	—	—
Other	229	175	57
Total	3,408	1,805	1,312
Interest expenses on lease liabilities (included in finance costs)
Office buildings	216	241	157
Cars	25	39	37
Software	266	—	—
Other	20	14	4
Total	527	294	198
Total cash outflows for leases
The total cash outflows for leases were as follows:

(in €‘000)	2021	2020	2019
Office buildings	1,031	764	392
Cars	675	974	909
Software	1,774	—	—
Other	262	215	59
Total	3,742	1,953	1,360
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
right-of-use
assets are considered to be immaterial as this only constitutes expenses to be incurred for recovering the charging equipment.

16.2	Group as a lessor
During the year ended December 31, 2021, the Group entered into a sublease rental agreement with a third party for one of its office buildings. In the consolidated statement of profit or loss for the year ended December 31, 2021, the Group recognized sublease rental income of €200 thousand (2020: € nil, 2019: € nil).

Future minimum rentals receivable under
non-cancellable
sublease rental agreements classified as operating leases as at each reporting date, are as follows:

(in €‘000)	December 31, 2021	December 31, 2020
Within one year	200	—
After one year but not more than five years	200	—
More than five years	—	—
Total	400	—

17.	Inventories

(in €‘000)	December 31, 2021	December 31, 2020
Finished products and goods for resale	3,748	2,789
HBE certificates	5,483	2,136
Total	9,231	4,925
Amounts recognized in the consolidated statement of profit or loss
Inventories recognized as an expense in 2021 amounted to €21,243 thousand (2020: €9,368 thousand, 2019: €3,177 thousand). These were included in cost of sales. Any subsequent net realizable value is determined by an individual assessment of the inventories.
Write-downs of inventories to net realizable value in 2021 amounted to €651 thousand (2020: €870 thousand, 2019: €1,311 thousand). These were recognized as an expense and included in cost of sales.

18.	Other financial assets

(in €‘000)	December 31, 2021	December 31, 2020
Pledged bank balances	18,887	16,324
Derivatives	31,095	102
Total	49,982	16,426
Non-current	19,582	16,426
Current	30,400	—
Total	49,982	16,426
Pledged bank balances
During the year ended December 31, 2021, the Group has utilized the maximum amount of available credit facility and pledged additional bank balances to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €2,563 thousand.
All pledged bank balances have an original maturity of three months or more. Therefore, the Group has presented its pledged bank balances as other financial assets in the consolidated statement of financial position, as opposed to cash and cash equivalents.
As at December 31, 2021, pledged bank balances for an amount of €18,887 thousand (December 31, 2020: €16,324 thousand) have an original maturity of twelve months or more and are presented as non-current.
There were no pledged bank balances that have an original maturity between three and twelve months.
As at December 31, 2021, the
non-current
portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €17,257 thousand (December 31, 2020: €14,694 thousand) and bank balances pledged to secure payments to suppliers of the Group for an amount of €430 thousand (December 31, 2020: €430 thousand).
 As at December 31, 2021 and 2020 these pledged bank balances have a maturity of twelve months or more and are presented as non-current.

During the year ended December 31, 2021, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at December 31, 2021, the Group pledged bank balances in relation to these subsidies for an amount of €1,200 thousand (December 31, 2020: €1,200 thousand).
Derivatives
Purchase option to acquire unlisted software company
On March 26, 2021, the Group entered into two option agreements to acquire 8.50% of the share capital of an unlisted software company (“the Target”) – a service provider for the Group’s EV Cloud platform – and 100% of a third-party company, which holds 42% of the share capital of the Target. The Group paid a total consideration of €1,500 thousand for both options. The purchase price under the options amounts to €30,300 thousand and the options can be exercised up to and until November 30, 2021. The provisions of the shareholder’s agreement of the Target price include drag-along rights. Consequently, the Group is required to acquire the remaining 49.50% of the share capital of the Target upon exercising its option rights, under similar terms and conditions as the original options agreements. The purchase price for 100% of the share capital of the Target amounts to €60,000 thousand.
On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options can be exercised up to and until February 28, 2022. On February 2, 2022, the Group extended the option agreements. Refer to Note 35 for further details.
The options qualify as derivatives and are accounted at fair value through profit and loss. During the year ended December 31, 2021, the Group recognized a fair value gain of €1,700 thousand in relation to the options. As at December 31, 2021, the fair value of these options amounts to €3,200 thousand (December 31, 2020: € nil). The assumptions and model used for estimating the fair value of the purchase options to acquire the Target are disclosed in Note 29.
Purchase option to acquire
Mega-E
On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of
Mega-E.
Meridiam EM is a related party under common control. The Group paid a consideration of € nil for the option.
The exercise of the call option by the Group is conditional upon satisfaction of the Transaction contemplated under the BCA and the call option can be exercised by the Group at the earliest on January 15, 2022, and within the six-month
period thereafter. The purchase price under the option amounts to
€9,456 thousand.
The option qualifies as derivative and is accounted at fair value through profit and loss. The option was acquired via a transaction with a related party under common control. Therefore, the Group recognized the difference between the fair value of the option at the transaction date of €26,000 thousand and the consideration paid of € nil as a share premium contribution in equity. During the year ended December 31, 2021, the Group subsequently recognized a fair value gain of €1,200 thousand in relation to the option in the consolidated statement of profit or loss, within other income/(expenses). As at December 31, 2021, the fair value of the option amounts to €27,200 thousand (December 31, 2020: € nil). The assumptions and model used for estimating the fair value of the purchase option to acquire
Mega-E
are disclosed in Note 29.
Other derivatives
Included in the Group’s derivatives balance is an interest rate cap for which the Group entered into an agreement in September 2019 with its external lender to hedge its interest rate risk exposure. The Group prepaid a premium for the interest rate cap for an amount of €386

thousand. The derivative is only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivative at fair value through profit or loss.
During the year ended December 31, 2021, the Group recognized a fair value gain of €593 thousand (2020: loss of €208 thousand, 2019: loss of €75 thousand) on its interest rate cap. As at December 31, 2021, the fair value of the interest rate cap amounts to €695 thousand (December 31, 2020: €102 thousand).
Fair value changes of the Group’s interest rate cap derivative are recognized in the consolidated statement of profit or loss, within finance costs which are disclosed in Note 11. Fair value changes of the Group’s purchase options derivatives are recognized in the consolidated statement of profit or loss, within other income/(expenses) which are disclosed in Note 6. Refer to Note 29 for information about the methods and assumptions used in determining the fair value of derivatives.

19.	Trade and other receivables

(in €‘000)	December 31, 2021	December 31, 2020
Trade receivables – gross	39,563	23,193
Loss allowance	(1)	(2)
Trade receivables – net	39,562	23,191
VAT receivables	1,015	709
Other receivables	232	95
Receivables from related parties	142	8
Government grants receivables	1,126	1,073
Total	42,077	25,076
The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 30.
The movements in the loss allowance for the years ended December 31, 2021 and 2020 have been as follows:

	Trade receivables		Contract assets
(in €‘000)	2021	2020	2021	2020
Opening balance loss allowance at the beginning of the year	2	1	—	—
Additions to bad debt allowance	—	1	—	—
Receivables written off during the year as uncollectible	—	—	—	—
Unused amount reversed during the year	(1)	—	—	—
Closing balance loss allowance at the end of the year	1	2	—	—
Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.
Details about the Group’s exposure to credit risk is included in Note 30.

20.	Prepayments and other assets

(in €‘000)	December 31, 2021	December 31, 2020
Current prepayments and other assets	11,432	8,114
Total	11,432	8,114

Current prepayments and other assets primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group prepaid software licenses with a duration of less than twelve months and other costs to fulfil a contract.
21. Cash and cash equivalents

(in €‘000)	December 31, 2021	December 31, 2020
Cash at bank	24,652	8,274
Total	24,652	8,274
The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.
The total cash and cash equivalents balance is at the free disposal of the Group for all periods presented.
22. Share capital, share premium and transaction costs on new equity instruments
Share capital
As at December 31, 2021, the authorized and issued share capital of the Company amounts to €100 (December 31, 2020: €100), divided into 100 ordinary shares of €1. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held.
Share premium
On December 6, 2018, Madeleine contributed in kind the shares of Allego B.V. to the Company. The contribution in kind has been recorded as share premium. On May 13, 2019, Madeleine made a share premium contribution in cash of €6,089 thousand.
On July 28, 2021, the Group recognized the difference between the fair value of the purchase option to acquire
Mega-E
at the transaction date of €26,000 thousand and the consideration paid of € nil as a share premium contribution. Refer to Note 18 for details.
Transaction costs on new equity instruments
In connection with the Transaction, a new public limited liability parent company (
naamloze vennootschap
) under the Dutch law will be incorporated that will acquire 100% of the outstanding equity of the Company and Spartan. The new parent company (“the Parent”) is expected to issue new ordinary shares. During the year ended December 31, 2021, the Group incurred transaction costs of €1,059 thousand (December 31, 2020: € nil, December 31, 2019: € nil) that are directly attributable to the issuance of new equity instruments of the Parent. These transaction costs have been recorded as a deduction to share premium.
The Group also incurred transaction costs in relation to the anticipated merger between the Company and Spartan which are not directly related to the issuance of new equity instruments (refer to Note 4). These transaction costs have been recorded in the consolidated statement of profit or loss for the year ended December 31, 2021 within general and administrative expenses.

23. Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Total
As at January 1, 2019	2,561	—	2,561
Exchange differences on translation of foreign operations	—	3	3
Reclassification	2,028	—	2,028

As at December 31, 20 19	4,589	3	4,592
As at January 1, 2020	4,589	3	4,592
Exchange differences on translation of foreign operations	—	8	8
Reclassification	(777)	—	(777)
As at December 31, 2020	3,812	11	3,823

As at January 1, 2021	3,812	11	3,823
Exchange differences on translation of foreign operations	—	(14)	(14)
Reclassification	386	—	386
As at December 31, 2021	4,198	(3)	4,195
Legal reserve for capitalized development costs
The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of €386 thousand in 2021 (2020: negative €777 thousand, 2019: €2,028 thousand) through retained earnings.
The legal reserve for capitalized development costs and the foreign currency translation reserve are not freely distributable.
24. Borrowings
This note provides a breakdown of borrowings in place as at December 31, 2021 and 2020.

(in €‘000)	Interest rate	Maturity	December 31, 2021	December 31, 2020
Senior debt	Euribor* + 5%**	May 27, 2026	112,935	67,579
Shareholder loans	9%	November 30, 2035, May 31, 2035***	100,193	92,031
Total			213,128	159,610

*	The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**	The margin of 5% will increase by 0.25% per year, for the first time in June 2022.
***	Of the total shareholder loans, one shareholder loan has a maturity date of November 30, 2035. The carrying amount at December 31, 2021 was €8,129 thousand (2020: €7,853 thousand).
Senior debt
In May 2019, the Group entered into a senior debt bank facility agreement to finance its operations. The principal terms and conditions of the senior debt bank facility are as follows:

•	a facility of €120 million;

•	drawdown stop when conditions precedent (covenant ratios) are not met;

•	repayment in full at maturity date;

•	commitment fee per year equal to 35% of the applicable margin. For the years ended December 31, 2021 and 2020, the commitment fee was 1.75% per year (equal to 35% of the margin of 5%).
During the year ended December 31, 2021, the Group completed three (2020: two, 2019: two) drawdowns on the facility for a total amount of €44,315 thousand (2020: 37,345 thousand, 2019: 38,339 thousand). On March 31, 2021, September 30, 2021, and December 2, 2021, the Group completed drawdowns on the facility of €24,203 thousand, €5,660 thousand and €14,452 thousand, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021.
Assets pledged as security
The senior debt bank facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents), pledges on trade and other receivables presented in Note 19 and pledges on the shares in the capital of Allego B.V. and Allego Innovations B.V. held by the Company. These pledges may be enforced on the occurrence of an event of default which is continuing. The carrying amount of assets pledged as security for the senior debt are as follows:

(in €‘000)	December 31, 2021	December 31, 2020
Current assets
Floating charge
Cash and cash equivalents	6,206	6,363
Trade receivables	38,767	22,287
Other receivables	5,752	827
Total current assets pledged as security	50,725	29,477
Transaction costs
During the year ended December 31, 2021, the Group incurred €517 thousand (2020: €1,291 thousand, 2019: €7,356 thousand) of transaction costs that are directly attributable to the senior debt bank facility. These costs are included in the measurement of the loan and are amortized over the term of the loan using the effective interest method. Interest expenses on the Group’s senior debt bank facility are recognized as part of finance costs in the consolidated statement of profit or loss. Refer to Note 11 for details.
Prior to the drawdown on December 2, 2021 — the date on which the Group has utilized the maximum amount of credit as allowed under the facility — the Group expected that it would draw on the funds available under the senior debt facility. Therefore, commitment fees paid on the unused portion of the senior debt bank facility were deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the loan. The Group did not incur additional commitment fees after December 2, 2021, as the Group has utilized the maximum amount of credit as allowed under the facility.
Loan covenants
The senior debt bank facility contains loan covenants. Refer to Note 31 for details.
Shareholder loans
In 2018 and 2019, the Group entered into six shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans have similar terms and conditions. The principal terms and conditions are as follows:

•	repayment in full at maturity date;

•	interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.
Interest expenses on the Group’s shareholder loans have been accrued to the carrying value of the shareholder loans and are recognized as part of finance costs in the consolidated statement of profit or loss. Refer to Note 11 for details.
Maturity profile of borrowings
The maturity profile of the borrowings is included in Note 30.
Changes in liabilities arising from financing activities
The movements in liabilities from financing activities in 2021 and 2020 have been as follows:

(in €‘000)	Senior debt	Shareholder loans	Lease liabilities	Total
As at January 1, 2020	29,965	84,502	14,579	129,046
Proceeds from borrowings	38,339	—	—	38,339
Payment of principal portion of lease liabilities	—	—	(1,658)	(1,658)
New leases	—	—	1,571	1,571
Termination of leases	—	—	(589)	(589)
Other changes	(725)	7,529	—	6,804
As at December 31, 2020	67,579	92,031	13,903	173,513

As at January 1, 2021	67,579	92,031	13,903	173,513
Proceeds from borrowings	44,315	—	—	44,315
Payment of principal portion of lease liabilities	—	—	(3,215)	(3,215)
New leases	—	—	20,800	20,800
Termination of leases	—	—	(670)	(670)
Other changes	1,041	8,162	799	10,002
As at December 31, 2021	112,935	100,193	31,617	244,745
Other changes for the year ended December 31, 2021 of €10,002 thousand (2020: €6,804 thousand) include the effect of accrued but not yet paid interest on the Group’s borrowings of €14,674 thousand (2020: €11,015 thousand), offset by interest payments on the Group’s borrowings of €5,469 thousand (2020: €4,211 thousand) and exchange differences on translation of foreign denominated lease liabilities of €798 thousand (2020: € nil). The Group presents interest paid as cash flows from operating activities.

25. Provisions

(in €‘000)	December 31, 2021	December 31, 2020
Jubilee provision
Current	—	—
Non-current	73	78
Total	73	78
Restructuring provision
Current	248	364
Non-current	—	59
Total	248	423
Other provisions
Current	—	—
Non-current	60	70
Total	60	70
Total provisions
Current	248	364
Non-current	133	207
Total	381	571
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
For the year ended December 31, 2020, the total restructuring costs amounted to €3,804 thousand. The Group recognized termination benefits of €2,674 thousand for its general and administrative function and €360 thousand for its selling and distribution function. The Group incurred €115 thousand of other employee expenses for its general and administrative function and €15 thousand for its selling and distribution function. These expenses primarily relate to termination penalties of leased vehicles. The Group incurred €640 thousand of legal fees in connection with the implementation of its restructuring plan. These expenses have been presented as part of legal, accounting and consulting fees, within general and administrative expenses. The remaining provision of €248 thousand is expected to be fully utilized by 2022.

The carrying amount of the restructuring provision recorded in the consolidated statement of financial position and the movements in the restructuring provision for the years ended December 31, 2021 and 2020 are presented below. The additions to the restructuring provision in the current reporting period relate to additional expenses required for a single employee in relation to the restructuring plan of the previous year.

(in €‘000)	2021	2020
Current portion	364	—
Non-current portion	59	—
Carrying amount at January 1	423	—

Movements
Additions	53	3,804
Releases	—	—
Used during the year	(228)	(3,381)
Interest accretion	—	—
Carrying amount at December 31	248	423

Current portion	248	364
Non-current portion	—	59
Carrying amount at December 31	248	423
Maturities of provisions
Maturities of total provisions as at December 31, 2021 are as follows:

(in €‘000)	Jubilee provision	Restructuring provision	Other provisions	Total
Amounts due within one year	—	248	—	248
Amounts due between one and five years	8	—	—	8
Amounts due after five years	65	—	60	125
Total	73	248	60	381
26. Trade and other payables

(in €‘000)	December 31, 2021	December 31, 2020
Trade payables	13,070	7,418
Accrued expenses	9,446	3,458
Employee related liabilities	950	1,253
Payroll taxes, social security and VAT payables	5,261	1,112
Payables to related parties	28	31
Other payables	578	467
Total	29,333	13,739

27. Taxation
27.1 Income taxes
Income tax expense recognized in the consolidated statement of profit or loss
The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2021, 2020 and 2019 are as follows:

(in €‘000)	2021	2020	2019
Current income tax expense
Current income tax expense for the year	(200)	(33)	(276)
Total current tax expense	(200)	(33)	(276)

Deferred tax expense
(De)recognition of deferred tax assets	(152)	722	—
Total deferred tax expense	(152)	722	—
Income tax expense	(352)	689	(276)
Reconciliation of effective tax rate
The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2021, 2020 and
2019:

	2021		2020		2019
	(in €‘000)%		(in €‘000)%		(in €‘000)%
Effective tax reconciliation
Loss before income tax	(319,320)		(43,945)		(42,828)
Income tax expense at statutory tax rate	79,830	(25.0)	10,986	(25.0)	10,707	(25.0)

Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	—	—	(39)	0.1	(85)	0.2
Non-deductible expenses	(74,033)	23.2	(1,784)	4.1	8	—
Temporary differences for which no deferred tax is recognized	5,997	1.9	(9,196)	20.8	(10,906)	25.4
( De)recognition of previously (un)recognized deferred tax asset s	(152)	0.0	722	(1.6)	—	—
Effective tax (rate)	(352)	0.1	689	(1.6)	(276)	0.6

27.2 Deferred taxes
Deferred tax assets and liabilities

(in €‘000)	2021	2020

Deferred tax assets	4,573	4,837
Deferred tax liabilities	(3,851)	(4,837)
Balance at January 1	722	—

Movements in deferred tax
Recognition of losses	(859)	859
Movements of temporary differences	974	(386)
Recognition of tax credits	(267)	249
Balance at December 31	570	722

Deferred tax assets	8,209	4,573
Deferred tax liabilities	(7,639)	(3,851)
Balance at December 31	570	722

Movements of temporary differences
The following table provides an overview of the movements of temporary differences during the years ended December 31, 2021 and 2020 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity.

		Recognized in
(in €‘000)	Net balance January 1	Profit or loss	Equity	Net balance December 31	DTA	DTL
Movements in 2020

Property, plant and equipment	609	271	—	880	1,060	(180)
Intangible assets	(21)	(52)	—	(73)	—	(73)
Right-of-use assets	(3,683)	224	—	(3,459)	27	(3,486)
Trade and other receivables	6	(6)	—	—	—	—
Inventories	(70)	70	—	—	—	—
Non-current lease liabilities	2,846	(1,127)	—	1,719	1,719	—
Current lease liabilities	90	392	—	482	482	—
Provisions	(40)	(23)	—	(63)	—	(63)
Trade and other payables	86	(135)	—	(49)	—	(49)
Net operating losses	—	859	—	859	859	—
Interest carry forward	177	249	—	426	426	—
Total	—	722	—	722	4,573	(3,851)

Movements in 2021
Property, plant and equipment	880	52	—	932	932	—
Intangible assets	(73)	—	—	(73)	—	(73)
Right-of-use assets	(3,459)	(3,995)	—	(7,454)	—	(7,454)
Trade and other receivables	—	—	—	—	—	—
Inventories	—	—	—	—	—	—
Non-current lease liabilities	1,719	3,649	—	5,368	5,368	—
Current lease liabilities	482	1,268	—	1,750	1,750	—
Provisions	(63)	—	—	(63)	—	(63)
Trade and other payables	(49)	—	—	(49)	—	(49)
Net operating losses	859	(859)	—	—	—	—
Interest carry forward	426	(267)	—	159	159	—
Total	722	(152)	—	570	8,209	(7,639)

Unrecognized deferred tax assets

(in €‘000)	December 31, 2021	December 31, 2020
Tax losses	132,498	116,405
Deductible temporary differences	—	—
Tax credits	—	—
Interest carry forward	16,986	12,534
Total	149,484	128,939
Potential tax benefit	40,313	34,772
Interest carry forwards do not expire.

Estimates and assumptions
Refer to Note 3.2.1 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.
Changes to the applicable tax rate (the Netherlands)
On December 21, 2021, changes to the Dutch corporate income tax law were substantively enacted and will be effective from January 1, 2022. Unused tax losses available for carryforward will no longer have an expiry date. The carryback period will remain one year. However, the amount of unused tax losses available for carryforward without an expiry date will be maximized to 50% of taxable income in excess of one million euros. The revised carryforward period applies to all tax losses arising as of January 1, 2022, but also to unused tax losses available for carryforward as of that date to the extent that these tax losses have arisen in fiscal years that commenced on or after January 1, 2013.
In addition, the corporate income tax rate will increase from 25.0% to 25.8%, for taxable income in excess of €395 thousand (2020: €245 thousand). The corporate income tax rate for taxable income up to €395 thousand remains unchanged at 15.0%
.
Consequently, the relevant deferred tax balances have been remeasured.
Expiration year of loss carryforwards
As at December 31, 2021, the Group had unused tax losses available for carryforward for an amount of €132,498 thousand. These unused tax losses do not have an expiry date.
As at December 31, 2020, the Group had unused tax losses available for carryforward for an amount of
€44,246
thousand that expire in 2025, for an amount of
€30,208
thousand that expire in 2026 and for an amount of
€19,269
thousand that expire in 2027. The remaining unused tax losses available for carryforward for amount of
€22,682
thousand did not have an expiry date.
27.3 Fiscal unity for Dutch corporate income tax purposes
Exclusion from the fiscal unity for Dutch corporate income tax purposes
As of June 1, 2018, the Company and its Dutch wholly-owned subsidiaries form a fiscal unity with Madeleine — the Company’s immediate parent entity — and Opera Charging B.V. (“Opera”—parent entity of Madeleine) for corporate income tax. The completion of the Transaction will result in the exclusion of the Company and its Dutch wholly-owned subsidiaries from the Dutch corporate income tax fiscal unity headed by Opera. The Company has prepared and filed a request with the Dutch Tax Authorities (“DTA”) for upfront certainty regarding the consequences of the exclusion from the fiscal unity. This request specifically covers:

•	the methodology of determining the carryforward Dutch tax losses allocable to the Company and its Dutch wholly-owned subsidiaries and the carryover of these carryforward Dutch tax losses;

•	the non-deductibility of interest in relation to the carryover of carryforward non-deductible interest allocable to the Company and its Dutch wholly-owned subsidiaries;

•	the non-applicability of the Dutch restriction for the use of carryforward tax losses/non-deductible interest after a change in control; and

•	the non-applicability of the clawback rules following transfers within the Dutch fiscal unity.

The Company submitted the request to the DTA on July 28, 2021. The request, together with the Company’s answers to various follow-up
questions, was under review by the DTA for the remainder of the year ended December 31,
2021
.
The Group has reached an agreement with the DTA on January 18, 2022 on this request. Refer to Note 35 for more information.
28. Financial instruments
This note provides information about the Group’s financial instruments, including:

•	an overview of all financial instruments held by the Group;

•	the classification of the financial instruments;

•	the line item on the consolidated statement of financial position in which the financial instrument is included;

•	the financial instrument’s book and fair value.
The Group holds the following financial instruments:
Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2020
Non-current other financial assets	18	16,324	102	16,426	16,426
Trade and other receivables	19	24,366	—	24,366	24,366
Cash and cash equivalents	21	8,274	—	8,274	8,274
Total		48,964	102	49,066	49,066

As at December 31, 2021
Non-current other financial assets	18	18,887	695	19,582	19,582
Current other financial assets	18	—	30,400	30,400	30,400
Trade and other receivables	19	41,063	—	41,063	41,063
Cash and cash equivalents	21	24,652	—	24,652	24,652
Total		84,602	31,095	115,697	115,697
Due to the highly liquid nature of cash and cash equivalents and the pledged bank balance classified within non-current
other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Total book value	Total fair value
As at December 31, 2020
Borrowings	24	159,610	159,610	257,075
Non-current lease liabilities	16	12,077	12,077	N/A
Current lease liabilities	16	1,826	1,826	N/A
Trade and other payables	26	12,627	12,627	12,627
Total		186,140	186,140	269,702

As at December 31, 2021
Borrowings	24	213,128	213,128	271,370
Non-current lease liabilities	16	26,097	26,097	N/A
Current lease liabilities	16	5,520	5,520	N/A
Trade and other payables	26	24,072	24,072	24,072
Total		268,817	268,817	295,442
Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.
29. Fair value measurement
This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value and the financial instruments for which the fair value is disclosed in the consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.
An explanation of each level is included in Note 2.7.16 of these consolidated financial statements for the year ended December 31, 2021.
Assets and liabilities measured at fair value
As at December 31, 2021, the Group has recorded the following derivative financial instruments at fair value in the consolidated statement of financial position:

•	interest rate cap derivative;

•	purchase options to acquire an unlisted software company;

•	purchase option to acquire Mega-E.
The purchase options to acquire an unlisted software company and the purchase option to acquire
Mega-E
are jointly referred to as “purchase options”. As at December 31, 2021, all derivative financial instruments are presented within current (purchase options) and non-current
(interest rate cap) other financial assets.
As at December 31, 2020, the Group only had its interest rate cap derivative recorded at fair value in the consolidated statement of financial position, which was presented within non-current
other financial assets. The Group did not have any other assets and liabilities that were measured at fair value.
The interest rate cap qualifies for the level 2 category in the fair value hierarchy due to the fact that it is not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. The fair value of the interest rate cap is calculated using a discounted cash flow model.

The main inputs to the model include the volatility, the interest rate and discount curve. The fair value is subsequently calculated based on the discounted estimated cash flows, subject to credit and debit valuation adjustments. Since all significant inputs required to fair value the instrument are observable, the instrument is included in level 2.
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
The fair value of the Group’s assets measured at fair value are disclosed in the table in Note 28.
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
The fair value of the Group’s liabilities not measured at fair value are disclosed in the table in Note 28.
Specific valuation techniques to determine fair values
Specific valuation techniques used to value financial instruments include:

•	interest rate cap derivative: option pricing model;

•	purchase options: option pricing model, i.e. Black-Scholes pricing model;

•	borrowings: discounted cash flow analysis using a market interest rate.
Financial instruments measured at fair value (level 3)
The changes in level 3 items for the year ended December 31, 2021 have been as follows:

(in €‘000)	Purchase options
Carrying amount at January 1, 2021	—
Movements during the year ended December 31, 2021
Option premium paid for purchase options	1,500
Fair value gain recognized as a share premium contribution	26,000
Fair value gains/(losses) recognized in other income/(expenses)	2,900
Carrying amount at December 31, 2021	30,400

The Group’s engages with third party valuation specialists to perform its fair value measurements for financial reporting purposes on a periodic basis. Involvement of external valuers is determined annually by the Group’s finance team after discussion with and approval by the Group’s Executive Board. Selection criteria for valuation specialist include market knowledge, reputation, independence and whether professional standards are maintained.
The Group works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. At each reporting date, the Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed
as per the Group’s accounting policies.
Valuation inputs to the fair value of purchase options
Inputs to the fair value of the purchase options are the spot price per share, the exercise price, the risk-free rate, volatility, time to expiration and dividend yield. Given that the exercise of the purchase option to acquire
Mega-E
by the Group is conditional upon satisfaction of the Transaction contemplated under the BCA, the fair value of that option is adjusted for the probability of a SPAC Liquidity Event scenario occurring. This is in line with the methodology applied for the valuation of the Group’s share-based payment awards (refer to Note 10 for details).
The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the purchase options using a Black-Scholes pricing model.

2021
Parameters – Purchase options to acquire an unlisted software company
Spot price per share (in €)	392
Volatility	15%
Parameters – Purchase option to acquire Mega-E
Spot price per share (in €)	397,000
Volatility	92%
The following table summarized the results of changes to significant unobservable input parameters used in the valuation model on the fair value of the purchase options:

(in €‘000)	2021
Changes to parameters – Purchase options to acquire an unlisted software company
5% increase/decrease in volatility	5% increase in volatility would result in an increase in fair value by €400 thousand. 5% decrease in volatility would result in a decrease in fair value by €330 thousand.
20% increase/decrease in the spot price	20% increase in the spot price would result in an increase in fair value by €12,040 thousand. 20% decrease in the spot price would result in a decrease in fair value by €3,200 thousand.

Changes to parameters – Purchase option to acquire Mega-E
30% increase/decrease in volatility	30% increase in volatility would result in an increase in fair value by €36 thousand. 30% decrease in volatility would result in a decrease in fair value by €315 thousand.
20% increase/decrease in the spot price	20% increase in the spot price would result in an increase in fair value by €7,110 thousand. 20% decrease in the spot price would result in a decrease in fair value by €6,993 thousand.

Further details and background on the purchase options are disclosed in Note 18.

30.	Financial risk management
This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap
Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets.	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.
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
Market risk: Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of an interest rate cap. During the years ended December 31, 2021 and 2020, the Group’s borrowings at a variable rate were denominated in euro.
The Group’s borrowings are carried at amortized cost.
As at December 31, 2021, approximately 47% of the Group’s borrowings are at a fixed rate of interest (December 31, 2020: 58%). An analysis by maturities is provided below.
Instruments used by the Group
The Group has an interest rate cap in place with a notional of
€83,054
 thousand (December 31, 2020: €67,887 thousand) which matures in May 2026. As at December 31, 2021, the interest rate cap covers approximately 69% (December 31, 2020: 90%) of the variable loan principal outstanding. The strike price changes over time and ranges between 0.72% and 1.76%. The interest rate cap mitigates at least 69% (2020: 65%) of the variable debt outstanding, as the notional of the derivative instrument and the senior debt facility changes over time. The remaining cash flow risk is accepted.
The interest rate cap requires settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the senior debt.

Sensitivity
The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as the Group’s senior debt bank facility has a variable interest rate. The Group’s interest expenses incurred in relation to the shareholder loans are not sensitive to changes in interest rates as these borrowings have a fixed interest rate. Equity is not impacted as no hedge accounting is applied, and no investments are accounted for at fair value through other comprehensive income. Additionally, an increase or decrease of the Euribor has an impact on the fair value of the Group’s interest rate cap. The impact on loss after tax for the years ended December 31, 2021 and 2020 as a result of a change in interest rates is as follows:

	Impact on post-tax loss
(in €‘000)	2021	2020
Interest rates – increase by 10 basis points*	76	23
Interest rates – decrease by 10 basis points*	(68)	(16)

*	Keeping all other variables constant.
Global regulators and central banks have been driving international efforts to reform key benchmark interest rates. The market is therefore in transition to alternative risk-free reference rates. Although limited impact is expected on the Euribor, the Group is in the process of evaluating the implications of such a phase out. The Group has no interest rate hedging relationships which are affected by the reform and does not expect any significant impact on existing contracts due to a change in the interest rates. The Group will continue to monitor market developments.
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
At December 31, 2021, the Group had 8 customers (December 31, 2020: 6) that owed the Group more than €400 thousand each and accounted for approximately 82% (December 31, 2020: 55%) of the total amount of trade receivables and contract assets. There w as
 1 customer (December 31, 2020: 1) with a balance greater than €4.0 million accounting for just over 67% (December 31, 2020: 47%) of the total amount of trade receivables and contract assets.
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
The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2021 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.
On that basis, the loss allowance as at December 31, 2021 and December 31, 2020 was determined as follows for both trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 –60 days past due	61 –90 days past due	91+ days past due	Total
As at December 31, 2020
Expected loss rate (in %)	0.00%	0.01%	0.02%	0.02%	0.01%
Gross carrying amount – trade receivables	12,526	6,531	2,174	406	1,556	23,193
Gross carrying amount – contract assets	41	—	—	—	—	41
Loss allowance	2	—	—	—	—	2
As at December 31, 2021
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	33,439	909	480	382	4,353	39,563
Gross carrying amount – contract assets	1,226	—	—	—	—	1,226
Loss allowance	1	—	—	—	—	1
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
The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 31. In this case, funding via the senior debt funding would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s cash and cash equivalents (Note 21) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.
Financing arrangements
The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2021	December 31, 2020
Expiring beyond one year—Senior debt	—	44,315
As indicated in Note 24, following a series of drawdowns on the senior debt bank facility during 2021, the Group has utilized the maximum amount of credit as allowed under the facility as of December 2, 2021. The senior debt bank facility was available to be drawn if the drawdown covenants were met, in euros and has an average maturity of approximately 5 years (December 31, 2020: 6 years).
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

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at December 31, 2020
Borrowings	159,610	474,597	1,877	2,633	6,151	20,255	443,681
Lease liabilities	13,903	16,313	1,101	1,091	2,003	3,774	8,344
Trade and other payables	12,627	12,627	12,627	—	—	—	—
Total	186,140	503,537	15,605	3,724	8,154	24,029	452,025

As at December 31, 2021
Borrowings	213,128	464,440	2,975	3,176	6,451	137,258	314,580
Lease liabilities	31,617	38,208	3,630	3,560	6,871	16,729	7,418
Trade and other payables	24,072	24,072	24,072	—	—	—	—
Total	268,817	526,720	30,677	6,736	13,322	153,987	321,998
31. Capital management
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
No changes were made in the objectives for managing capital during the years ended December 31, 2021 and 2020.
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
The Group has complied with these covenants throughout all reporting periods presented. The Group met its covenants that were determined based on the Dutch GAAP financial statements of the Company, as required by the terms and conditions of the senior debt bank facility. As the Group recently transitioned to IFRS, the loan covenants will need to be revisited with the lenders as per the facility agreement.
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

For the year ended December 31, 2021, the actual covenant ratios (based on Dutch GAAP) were as follows: EBITDA margin of 3.77% (2020: negative 25.84%), EBITDA of €3.6 million (2020: negative €15.3 million) and interest coverage ratio of 17.78x (2020: 16.20x).
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
32. Commitments and contingencies
Purchase commitments for chargers and charging infrastructure
Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2021 were €2,261 thousand (December 31, 2020: €4,354 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under EPC contracts entered into with its customers (inventory).
33. Related-party transactions
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
During the year ended December 31, 2021, one of the directors of the Group was also an executive director of
Mega-E.
As at December 31, 2021, the director resigned from the Group. Additionally, one of the non-executive
directors of the Group is also a
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
33.1 Transactions with related parties

(in €‘000)	Relationship	2021	2020	2019
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		8,162	7,530	5,568
Management fee		—	25	25
Reimbursement of advisory fees		1,868	1,400	—
Reimbursement of marketing expenses		—	1,568	—
Share-based payment expenses		291,837	7,100	—

Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		23,974	10,702	8,739

EV Cars	Other related party
Revenue from contracts with related party		24,566	—	—
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

Purchase option to acquire
Mega-E
On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100%
of the share capital of Mega-E. Meridiam EM is a related party under common control. The exercise of the call option by the Group is conditional upon satisfaction of the Transaction contemplated under the BCA and the call option can be exercised by the Group at the earliest on January 15, 2022, and within the six-month period thereafter. Refer to Note 18 for details.

Revenue from contracts with EV Cars
During the year ended December 31, 2021, a transaction with EV Cars — a new related party — was identified. EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. There have not been any transactions with this related party before the year ended December 31, 2021.
33.2 Balances with related parties
At December 31, 2021 and 2020, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2021	December 31, 2020
Madeleine Charging B.V.	Immediate parent entity
Shareholder loans		(100,193)	(92,031)
Current receivables/(payable) from related party		106	31
Trade payable to related party		(140)	—

Opera Charging B.V.	Parent entity
Current receivables from related party		37	8

Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Trade receivables from related party		26,449	18,648
Trade payable to related party		(1,599)	(23)
Contract assets with related party		277	—
Contract liabilities with related party		(2,291)	(4,449)
Other current receivables from related party		3	3

EV Cars	Other related party
Contract assets with related party		237	—
Contract liabilities with related party		(17,997)	—

Meridiam EM	Other related party
Purchase option derivative		27,200	—
33.3 Remuneration of key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers all members of the Executive Board to be key management personnel as defined in IAS 24
Related party disclosures
. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO), the chief operating officer (COO) and the chief technology officer (CTO).

The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2021, 2020 and 2019:

(in €‘000)	2021	2020	2019
Short-term employee benefits	1,086	1,675	894
Termination benefits	—	283	—
Share-based payments	89,636	2,450	—
Total	90,722	4,408	894
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
The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the Agreement. Therefore, the Group has considered that a portion of the share-based payment expenses represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2021, that portion of the share-based payment expenses amounted to €89,636 thousand (2020: €2,450 thousand, 2019: € nil).
For the year ended December 31, 2021, the remaining amount of the total share-based payment expenses of €
202,201 thousand (2020: €4,650 thousand, 2019: € nil) is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 8 and Note 10 for details).

34. Group information
34.1 List of principal subsidiaries
The Group’s principal subsidiaries as at December 31, 2021 and 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

			Ownership interest held by the Group
Name of entity	Place of business/country of incorporation	Principle activities	2021	2020	2019
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%
Allego, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%
Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	100%
Allego Italy S.R.L.	Torino, Italy	Charging solutions for electric vehicles	100%	—	—
Allego Spain S.L.U.	Madrid, Spain	Charging solutions for electric vehicles	100%	—	—

34.2 Changes to the composition of the Group
In December 2019, the Company sold its interest in
Mega-E
Charging B.V.
(“Mega-E”)
under common control to the French investor Meridiam EM SAS, which is a related party under common control of Meridiam SAS. Prior to the transaction,
Mega-E’s
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
After the transaction, the Group continues to have a relationship with
Mega-E.
The relationship is that of a customer and service provider. Refer to Note 3.1.3 for details about the judgments applied by the Group in assessing its continued involvement in
Mega-E.
35. Subsequent events
The following events occurred after December 31, 2021:
Amendment to the BCA
On December 16, 2020, the Company’s immediate parent entity — Madeleine — entered into a Special Fees Agreement (the “Agreement”), pursuant to which an external consulting firm provides services to the Group relating to the strategic and operational advice until one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). As consideration for these services, the consulting firm is entitled to fees payable by Madeleine in cash and in shares based on the value of the Group in relation to future Liquidity Events. Refer to Note 10 for further details.
On July 28, 2021, Spartan and the Company signed a BCA. Madeleine and the external consulting firm are also parties to the BCA. On February 28, 2022, the BCA was amended whereby the parties modified the thresholds that determine whether the fees payable in cash to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions that will result from the Transaction. The amendment does not change the accounting treatment of the Agreement as disclosed in Note 10 of the consolidated financial statements for the year ended December 31, 2021, as the total Agreement is classified as an equity-settled share-based payment arrangement.
Merger between the Company and Spartan Acquisition Corp. III (“the Transaction”)
On July 28, 2021, the Company and Spartan signed a BCA. Prior to the Transaction, Spartan was listed on the NYSE in the United States (NYSE: SPAQ).
In connection with the merger, Athena Pubco B.V. — a private limited liability parent company (
besloten vennootschap met beperkte aansprakelijkheid
) under Dutch law — was incorporated by Madeleine Charging B.V. (the Company’s immediate parent entity) on June 3, 2021. This newly incorporated entity acquired 100% of the outstanding equity of the Company and Spartan. As a result of the merger, Spartan ceased to exist. The
Group
received €146 million ($161 million
3
) of gross proceeds
4
from a combination of a common stock PIPE offering of €136 million ($150 million
3
) at €9.05 ($10.00
3
) per share, along with €10 million ($11 million
3
) of cash held in trust by Spartan after redemptions. Meridiam — the existing shareholder of the Company — rolled 100% of its equity and, together with management and former advisors, retained 82% of the combined entity.

3	Translated at the EUR/USD exchange rate as at March 17, 2022.
4	Gross proceeds: not inclusive of transaction expenses.

On March 9, 2022, Spartan convened a special meeting of stockholders (“the Special Meeting”). At the Special Meeting, Spartan’s stockholders approved the business combination proposal.
On March 16, 2022 (“the closing date”), the following transactions occurred pursuant to the terms of the BCA:

•
Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (
naamloze venootschap
), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V.

•	The Group’s shareholder loans of €102,229 thousand have been converted into equity.

•	The Company consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE.
On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company — Allego N.V. — trades under the Allego name under the ticker symbol “ALLG”.
Management has assessed the expected accounting treatment of the transaction on the Group’s consolidated financial statements. As Spartan does not constitute a business, the transaction is not in scope of IFRS 3
Business Combinations
. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2
Share-based Payment
. The transaction will be accounted for as a recapitalization in which the Company will issue shares in exchange for the net assets of Spartan. The difference between the fair value of the shares issued by the Company and the fair value of the identifiable net assets of Spartan will be treated as costs for the service of obtaining a listing and expensed in the period in which the transaction closed.
Extension and exercise of purchase options to acquire an unlisted software company
On March 26, 2021, the Group entered into two option agreements to acquire 8.50% of the share capital of an unlisted software company (“the Target”) — a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which holds 42.0% of the share capital of the Target. The provisions of the shareholder’s agreement of the Target include drag-along rights. Consequently, the Group is required to acquire the remaining 49.50% of the share capital of the Target upon exercising its option rights, under similar terms and conditions as the original option agreements. On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options can be exercised up to and until February 28, 2022. The terms and conditions of the option agreements are disclosed in Note
18
.
On February 2, 2022, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options can be exercised up to and until April 30, 2022.
On April 30, 2022, the Group notified the Target that it intends to exercise its purchase options, subject to approval from the workers council and successful completion of negotiations with the current shareholders resulting in the signing of a Share Purchase Agreement.
Exclusion from the fiscal unity for Dutch corporate income tax purposes
The completion of the transaction will result in the exclusion of the Company and its Dutch wholly-owned subsidiaries from the Dutch Corporate Income Tax fiscal unity headed by Opera. The Company has prepared and filed a request for upfront certainty with the DTA regarding the consequences of the exclusion from the fiscal unity. The request was submitted on July 28, 2021. Refer to Note 27.3 for further details.
The Group has reached an agreement with the DTA on January 18, 2022 on this request. The agreement with the DTA is contingent upon the completion of the Transaction. The agreement with the DTA avoids potential discussions on the various tax topics that have been agreed upon. Additionally, the agreement will provide the

Group with tax certainty regarding the dissolution of the fiscal unity for Dutch corporate income tax purposes headed by Opera and the related Dutch corporate income tax considerations for the year ended December 31, 2018, up to and including the year ended December 31, 2021, and fiscal year 2022 until the moment of exclusion from the fiscal unity.
Control assessment of Mega-E
On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E. The exercise of the call option by the Group is conditional upon satisfaction of the Transaction contemplated under the BCA and the call option can be exercised by the Group at the earliest on January 15, 2022, and within the six-month period thereafter.
The Group consummated the previously announced business combination pursuant to the terms of the BCA on March 16, 2022. Consequently, the Group has been able to exercise its call option right pursuant to the terms of the call option agreement since that date. Therefore, the Group has reassessed its control assessment over
Mega-E.
The call option provides the Group with potential voting rights, which are considered substantive as of March 16, 2022, because as of that date all conditions under the call option agreement have been met and the Group can exercise its rights. The Group concluded that these potential voting rights provide the Group with control over Mega-E.
Second Special Fees Agreement with an external consulting firm
On February 25, 2022, Madeleine entered into the second Special Fees Agreement with an external consulting firm (please refer to Note 10 for details on the first Special Fees Agreement), which was amended on March 10, 2022. In this second agreement and amendment, as consideration for services provided, the consulting firm is entitled to fees payable by Madeleine in cash based on the value of the Group in relation to future equity injections. On April 20, 2022, the board of Allego N.V. approved a resolution to novate the agreement from Madeleine to Allego N.V. The details of the novation of the agreement are currently being discussed.