Form 20-F
period 2022-12-31
Allego N.V.
filed 2023-05-16
CIK 1874474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-41329
_________________________
Allego N.V.
(Exact Name of Registrant as Specified in Its Charter)
_________________________

Not applicable	The Netherlands
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation or Organization)
Allego N.V.
Westervoortsedijk 73 KB
6827 AV Arnhem , the Netherlands
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
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, Allego N.V. had 267,177,592 ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as, “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entities “Item 3.D. Risk Factors” of this Annual Report. Forward-looking statements in this Annual Report may include, for example, statements about:
•changes adversely affecting Allego’s business;
•the risks associated with vulnerability to industry downturns and regional or national downturns;
•fluctuations in Allego’s revenue and operating results;
•unfavorable conditions or further disruptions in the capital and credit markets;
•Allego’s ability to generate cash, service indebtedness and incur additional indebtedness;
•competition from existing and new competitors;
•the growth of the electric vehicle market;
•Allego’s ability to integrate any businesses it may acquire;
•Allego’s ability to recruit and retain experienced personnel;
•risks related to legal proceedings or claims, including liability claims;
•Allego’s dependence on third-party contractors to provide various services;
•data security breaches or other network outages;
•Allego’s ability to obtain additional capital on commercially reasonable terms;
•Allego’s ability to remediate its material weaknesses in internal control over financial reporting;
•the impact of COVID-19 and other pandemics, including related supply chain disruptions and expense increases;
•general economic or political conditions, including the Russia/Ukraine conflict or increased trade restrictions between the United States, Russia, China and other countries; and
•other factors detailed under the section entitled “Item 3.D. Risk Factors” in this Annual Report and in Allego’s other filings with the SEC.

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

FINANCIAL STATEMENT PRESENTATION
Athena Pubco B.V. was incorporated by Madeleine Charging B.V. on June 3, 2021 for the purpose of effectuating the Business Combination. Prior to the Business Combination, Athena Pubco B.V., which was redesignated as Allego N.V. in connection with the Closing, had no material assets and did not operate any businesses. The Business Combination resulted in Allego acquiring Allego Holding and combining with Spartan, with an exchange of the shares and warrants issued by Spartan for those of Allego. The Business Combination was accounted for as a capital reorganization followed by the combination with Spartan, which was treated as a recapitalization. Following the Business Combination, both Allego Holding and Spartan are wholly owned subsidiaries of Allego.

INDUSTRY AND MARKET DATA
In this Annual Report, we present industry data, forecasts, information and statistics regarding the markets in which Allego competes as well as Allego management’s analysis of statistics, data and other information that it has derived from third-parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources, including: (i) traffic data from governmental agencies, such as Germany’s BAST (Bundesanstalt für Straßenwesen), the Netherlands’ Rijkswaterstaat, and the United Kingdom’s Department of Transport, (ii) population data from EUROSTAT, (iii) registered cars data from governmental statistics agencies, such as Germany’s Kraftfahrt Bundesamt, the Netherlands’ CBS (Centraal Bureau voor de Statistiek) and the United Kingdom’s Department of Transport, (iv) electric vehicle sales forecasts from consultancy firms, such as ING, UBS, BCG and Navigant, (v) electric vehicle sales data from the European Automobile Manufacturers’ Association, and (vi) industry growth forecasts from BloombergNEF. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4.B. Information on the Company—Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Annual Report.
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
DEFINED TERMS
“Allego”, the “Company”, “we”, “us” and “our” means (i) prior to the consummation of the Business Combination, Allego Holding B.V. and (ii) following the consummation of the Business Combination, Allego N.V. Simultaneously with Closing, Athena Pubco B.V. was redesignated as Allego N.V., such that the go-forward public company is Allego N.V.

“Allego Articles” or “Articles” means the Articles of Association of Allego N.V.

“Allego Board” or “Board” means the board of directors of Allego.

“Allego Holding” means Allego Holding B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Allego Ordinary Shares” or “Ordinary Shares” means the ordinary shares of Allego N.V. immediately following the Business Combination, with a nominal value of €0.12 per share.

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

“First Special Fees Agreement” has the meaning provided in “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” in this Annual Report.

“General Meeting” means the general meeting of Allego.

“Group” means Allego Holding B.V. and its subsidiaries prior to the completion of the Business Combination and Allego Holding N.V. and its subsidiaries after the completion of the Business Combination, unless indicated requires otherwise.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“LTIP” means the Allego Long-Term Incentive Plan.

“Madeleine” means Madeleine Charging B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid).

“Mega-E” means Mega-E Charging B.V. and “Mega-E Group” means Mega-E and its subsidiaries.

“MOMA” means Modélisation, Mesures et Applications S.A., an unlisted software company.

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

“SEC” means the United States Securities and Exchange Commission.

“Second Special Fees Agreement” has meaning provided in “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” in this Annual Report.

“Spartan” means Spartan Acquisition Corp. III, a Delaware corporation, prior to the Business Combination and Allego US Inc., a Delaware corporation, following completion of the Business Combination, unless indicated otherwise.

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

“Spartan Warrants” means the Private Placement Warrants and the Public Warrants, collectively.

“Special Fees Agreements” mean the First Special Fees Agreement and the Second Special Fees Agreement.

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

“Warrant Agreement” means the Warrant Agreement dated February 8, 2021 by and between Spartan and Continental Stock Transfer & Trust Company.

“Warrants” or “Assumed Warrants” means the Spartan Warrants that were automatically converted in connection with the Business Combination into warrants to acquire one Allego Ordinary Share, and remain subject to the same terms and conditions (including exercisability) as were applicable to the corresponding Spartan Warrant immediately prior to the Business Combination.

“Warrant Assumption Agreement” means the Warrant Assumption Agreement dated March 16, 2022 by and among Spartan, Allego and Continental Stock Transfer & Trust Company.
v

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
A.[RESERVED]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons For the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Summary Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “Item 3.D.Risk Factors” in this Annual Report for a detailed description of these and other risks.
•Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.

•Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

•Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’s actual operating results may differ adversely and materially from those forecasted or projected.

•Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

•Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth.

•Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity (for example, grid connections delays) would adversely affect Allego’s business and results of operations.

•Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops.

•Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and the sales of services to Business to Business customers.

•Allego may need to raise additional funds or debt and these funds may not be available when needed.

•If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.

•Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business.

•Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloudTM platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, payment systems, networks and standards that Allego does not control.

•If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed.

•Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks.

•New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services.

•The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentive schemes from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results.

•Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties.

•Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business.

•Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that could materially and adversely affect its business.

•Allego has identified, and has previously identified, material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within Allego’s consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations.

•Members of Allego’s management have limited experience in operating a public company.

•Future sales, or the perception of future sales, of our Ordinary Shares and Warrants by us or selling security holders, including Madeleine, could cause the market price for our Ordinary Shares and Warrants to decline significantly.

•Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other shareholders.

Shareholders should carefully consider the following factors in addition to the other information set forth in this Annual Report. If any of the following risks actually occur, our business, financial condition and results of operations and the value of Allego Ordinary Shares would likely suffer.
Risks Related to Allego’s Business, Industry and Regulatory Environment
Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.
Allego incurred a net loss of €315 million and €304 million for the years ended December 31, 2022 and December 31, 2021, respectively, and as of December 31, 2022, Allego had total equity of approximately €28 million. Allego believes it will continue to incur net losses for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future. Allego’s potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) by consumers in Europe, which may occur at a slower pace than anticipated or may not occur at all. This continued adoption may depend upon continued support from regulatory programs and in each case, the use of Allego chargers and Allego services may be at much lower levels than Allego currently anticipates.

Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

Allego has experienced rapid growth in recent periods that has placed and continues to place a significant strain on employee retention, management, operations, financial infrastructure and corporate culture and has required several strategic adjustments. Allego’s revenue has increased from €86.3 million in 2021 to €133.9 million in 2022. In addition, in the event of further growth, Allego’s information technology systems and Allego’s internal control over financial reporting and procedures may not be adequate to support its operations and may increase the risk of data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate company funds. Allego may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors. Allego may also face the risk that EVCloudTM, its core platform, is not able to support Allego’s growth due to increased traffic on Allego charging points, which would interrupt business operations. Allego could then also face contractual penalties with its customers if this results in a failure to meet its contractual obligations.

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
Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate, including any continuing effects on such estimates and forecasts caused by the COVID-19 pandemic. Estimates and forecasts relating to the size and expected growth of the target market, market demand, EV adoption across each individual national market in Europe and use cases, capacity of automotive and battery original equipment manufacturers (“OEMs”) and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public fast and ultra-fast charging or Allego market share capture are difficult to predict. The estimated addressable market may not materialize in the timeframe of the projections, if ever, and even if the markets meet the size estimates and growth estimates, Allego’s business could fail to grow at similar rates.

Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth.
Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market from producers. In most of the countries in which Allego operates, there are many suppliers that can offer medium or long-term contracts that can allow Allego to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity, which we experienced during 2022. For example, the price of electricity is generally higher in the winter due to higher electricity demands, and Europe has recently seen record electricity price increases caused in large part by the Russia/Ukraine conflict. While these costs could be (and have been to a large extent in 2022) passed on to EV customers, increases in the price of electricity could result in near-term cash flow strains to Allego. In addition, global increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by EV customers, thus decreasing the number of charging sessions on Allego’s charging stations and adversely impacting its profitability and growth. Furthermore, competitors may be able to source electricity on better terms than Allego, which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on Allego’s charging stations and adversely impact its profitability and growth.

Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity (for example, grid connections delays) would adversely affect Allego’s business and results of operations.

The operation and development of Allego’s charging points is dependent upon the availability of electricity, which is beyond its control. Allego’s charging points are affected by problems accessing electricity sources, such as planned or unplanned power outages or limited grid capacity. In the event of a power outage, Allego will be dependent on the grid operator, and in some cases the site host, to restore power for its B2B solutions or to unlock grid capacity. Any prolonged power outage or limited grid capacity could adversely affect customer experience and Allego’s business and results of operations.

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
The EV charging market is relatively new, and competition is still developing. Apart from China, Europe is currently the biggest EV market in the world and is currently more mature than the United States. Allego competes in its charging network and services businesses with many competitors in different countries. With respect to the development of its own ultra-fast public EV charging network, Allego primarily competes with incumbent utilities and oil and gas companies alongside pure EV charging players and companies linked to car manufacturers. With respect to its services business, Allego competes with a variety of companies, including hardware manufacturers, software platform vendors, installation companies and maintenance contractors. Despite Allego’s longstanding European presence, it must continuously strive to remain competitive in its markets. Competition may hamper global EV adoption as an influx of providers may lead to poor service and trust in any one provider of EV charging solutions.

In addition, there are means for charging EVs other than publicly accessible charging, which could affect the level of demand for onsite charging capabilities at public or commercial areas, which are Allego’s primary focus. For example, Tesla Inc. ("Tesla") continues to build out its supercharger network across Europe for its vehicles, which could reduce overall demand for EV charging at other sites. Tesla is also opening its supercharger network to support charging of non-Tesla EVs, which could further reduce demand for charging at Allego’s sites. Additionally, third-party contractors can provide basic electric charging capabilities to potential customers of Allego, including commercial on premise charging and home charging solutions. Many EV hardware manufacturers are now offering home charging equipment, which could reduce demand for public charging if EV owners find charging at home to be more convenient. Regulations imposing home or workplace charging capabilities for all new buildings could also adversely affect the development of public charging versus home charging.

Furthermore, Allego’s current or potential competitors may be acquired by third parties with greater available resources. As a result, competitors may be able to respond more quickly and effectively than Allego to new or changing opportunities, technologies, standards or customer requirements and may have the ability to initiate or withstand substantial price competition. In addition, competitors may in the future establish cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their solutions in the marketplace. This competition may also materialize in the form of costly intellectual property disputes or litigation.

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
Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and the sales of services to Business to Business (“B2B”) customers.
Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and its sales of services to B2B customers. The sites Allego may wish to lease or acquire may first be leased or acquired by competitors or they may no longer be economically attractive due to certain adverse conditions such as increased rent which would hamper the growth and profitability of Allego’s business.
Furthermore, Allego’s B2B customer base may not increase as quickly as expected because the adoption of EVs may be delayed or transformed by new technologies. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet for some customers or providing EV equipment to facilities for other customers can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle for certain B2B customers could also be longer than expected.
Allego may need to raise additional funds or debt and these funds may not be available when needed.
Allego may need to raise additional capital or debt in the future to further scale its business and expand to additional markets. Allego may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from financial institutions. Allego cannot be certain that additional funds will be available on favorable terms when required, or at all. If Allego cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If Allego raises funds through the issuance of debt securities or through loan arrangements, the terms of such arrangements could require significant interest payments, contain covenants that restrict Allego’s business, or other unfavorable terms. In addition, to the extent Allego raises funds through the sale of additional equity securities, Allego shareholders would experience additional dilution. For example, in order to meet its current funding needs, during 2022 Allego entered into a new facility agreement, increasing the total available facility by €230 million to €400 million.

If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.
Once Allego charging points are operational, customers rely on Allego to provide maintenance services to resolve any issues that might arise in the future. Rapid and high-quality customer and equipment support is important so that drivers can reliably charge their EVs. The importance of high-quality customer and equipment support will increase as Allego seeks to expand its public charging network and retain customers, while pursuing new EV drivers and geographies. If Allego does not quickly resolve issues and provide effective support, its ability to retain EV drivers or sell additional services to B2B customers could suffer and its brand and reputation could be harmed.

A potential renewed COVID-19 or other pandemic could have a material adverse effect on Allego’s business and results of operations.

The impact of a potential renewed COVID-19 or other pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, can create significant volatility in the global economy or lead to reduced economic activity. The recent COVID-19 pandemic created supply chain disruptions for vehicle manufacturers, suppliers and hardware manufacturers, as well as impacted the capacities of installers. Any sustained new disruption could impact demand for EVs and would harm Allego’s business despite its historical growth.

If a potential renewed COVID-19 or other pandemic occurs, it could require a modification of our business (for example, grid connections delays), triggering mitigating actions (as may be required by government authorities or otherwise) in the best interests of our employees, customers, suppliers, vendors and business partners. If significant portions of our workforce in the future is unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions, our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforce are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.

As of December 31, 2022, the impact of COVID-19 to Allego’s business has been limited, but prospects and results of operations will depend on any future developments. Ongoing effects from the COVID-19 pandemic could continue to limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing transport, installation or maintenance services.

Any economic recession that has occurred or may occur in the future will impact in the growth of EVs and the growth of EV charging demand.

Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Allego’s charging points network and services.
Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business.
Allego has extended its hardware and equipment supplier base but it still relies on a limited number of suppliers, although it is not dependent on any one supplier. This reliance on a limited number of hardware manufacturers increases Allego’s risks, since it does not currently have proven alternatives or replacement manufacturers beyond these key parties. In the event of interruption or insufficient capacity, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In particular, disruptions or shortages at such suppliers, including as a result of delays or issues with their supply chain, including in respect of electronic chips, processors, semiconductors and other electronic components or materials, can negatively impact deliveries by such suppliers to Allego. Thus, Allego’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location or decides to reduce its deliveries to Allego for any reason including its acquisition by a third party or is unable to provide Allego with the quantities Allego requires for its growth.

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

Allego’s hardware and equipment may also experience technical issues, including safety issues, which could, on a large scale, negatively impact Allego’s business and potentially in the most extreme cases lead Allego to an early replacement program of such hardware, resulting in Allego incurring substantial additional costs and delays.

In addition, the military conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries that could negatively impact Allego’s supply chain. The European Union, the United States and other governments have already imposed severe sanctions and export controls against Russia and Russian interests and may impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and could adversely affect Allego’s supply chain, which, in turn, could affect Allego’s business and operating results.

Further, the United States imposed extraordinary tariffs and extensive export controls targeted primarily at the semiconductor industry in China. If China retaliates to such measures or there is a conflict between China and Taiwan, which is a leading producer of semiconductors, there could be further disruption to the semiconductor industry and global supply chains. Allego or the suppliers it procures components from may be unable to manufacture products at prices our customers would accept, or at all. Any inability to pass on future increased costs to customers would put downward pressure on Allego’s gross margins and adversely affect Allego’s business, results of operations and financial condition.

Allego’s business is subject to risks associated with construction, cost overruns and delays, and other contingencies that may arise in the course of completing installations, and such risks may increase in the future as Allego expands its charging networks and increases its service to third parties.

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

Contractors may require that Allego or Allego’s customers obtain licenses in order to perform their services. Furthermore, additional rules on working conditions and other labor requirements may result in more complex projects with higher project management costs. If these contractors are unable to provide timely, thorough and quality installation-related services, Allego could fall behind its construction schedules which may cause EV drivers and Allego’s customers to become dissatisfied with Allego’s network and charging solutions. As the demand for public fast and ultra-fast charging increases and qualifications for contractors become more stringent, Allego may encounter shortages in the number of qualified contractors available to complete all of Allego’s desired new charging stations and their maintenance.

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
Allego’s business is subject to risks associated with increased cost of land and competition from third parties that can create cost overruns and delays and can decrease the value of some of Allego’s charging stations.

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

Allego’s EV driver base depends upon the effective operation of Allego’s EVCloudTM platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems, payment systems, networks and standards that Allego does not control.

Allego is dependent on the interoperability of mobile service providers for the payment of charging sessions that must use open protocols. Its own mobile payment application is dependent upon popular mobile operating systems that Allego does not control, such as Google’s Android and Apple’s iOS software systems, and any changes in such systems that degrade or hamper the functionality of Allego’s products or give preferential treatment to competitive products could adversely affect the usage of Allego’s applications on mobile devices. Changes in standards, such as Open Charge Point Protocol, may require Allego to incur development expenses and delay its operations and the potential launch of new services. Continued support and operability of Allego’s charging stations depends upon hardware manufacturers’ firmware of which Allego has no control over. Additionally, in order to deliver high quality services to its customers, it is important that Allego’s products work well with a range of technologies, including various firmware, software, payment systems, networks and standards that Allego does not control. Allego may not be successful in maintaining and updating its EVCloudTM platform and may not have sufficient knowledge to effectively keep up with new technologies, systems, networks or standards.

A variety of factors may lead to interruption in service, which could harm Allego’s business.
Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in Allego’s operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on Allego’s systems in the future and on hardware manufacturers that supply Allego. Any attempts by cyber attackers to disrupt Allego’s operations, services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of company funds, be expensive to remedy and damage Allego’s reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and Allego may not be able to cause the implementation or enforcement of such prevention. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm Allego’s reputation, brand and ability to operate reliably and to retain customers.

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

If Allego does not successfully implement, maintain or expand its processes and procedures relating to data security, its operations may be disrupted, and its ability to accurately and/or timely report its financial results could be impaired and deficiencies may arise in its internal control over financial reporting, which may impact its ability to certify its financial results.

Should Allego pursue acquisitions in the future, it would be subject to risks associated with acquisitions.
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

Allego’s operations are within the European Union and in the United Kingdom, and it maintains contractual relationships with parts and manufacturing suppliers in Asia, directly or indirectly through its suppliers. Allego also intends to expand into other EEA countries. Managing this global presence and expansion in Europe requires additional resources and controls, and could subject Allego to certain risks, associated with international operations, including:
•conformity with applicable business customs, including translation into foreign languages and associated expenses;
•ability to find and secure sites in new jurisdictions;
•availability of reliable and high quality contractors for the development of its sites and more globally installation challenges;
•challenges in arranging, and availability of, financing for customers;
•difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with European operations;
•differing driving habits and transportation modalities in other markets;
•different levels of demand among commercial customers;
•quality of wireless communication that can hinder the use of its software platform with charging stations in the field;
•compliance with multiple, potentially conflicting and changing governmental laws, regulations, certifications, and permitting processes including environmental, banking, employment, tax, information security, privacy, and data protection laws and regulations such as the European Union General Data Protection Regulation (“GDPR”), national legislation implementing the same;
•compliance with the United Kingdom Anti-Bribery Act;
•safety requirements as well as charging and other electric infrastructures;
•difficulty in establishing, staffing and managing foreign operations;
•difficulties in collecting payments in foreign currencies and associated foreign currency exposure;
•restrictions on operations as a result of the dependence on subsidies to fulfill capitalization requirements;
•restrictions on repatriation of earnings;
•compliance with potentially conflicting and changing laws of taxing jurisdictions, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws; and
•regional economic and political conditions.

As a result of these risks, Allego’s current expansion efforts and any potential future international expansion efforts may not be successful.

Inflation could adversely affect Allego’s business and financial results.

Inflation, which increased significantly during 2021 and 2022, could adversely affect Allego by increasing the costs of materials and labor needed to operate Allego’s business and could continue to adversely affect the Company in future periods. If this current inflationary environment continues, there can be no assurance that Allego would be able to recover related cost increases through price increases, which could result in downward pressure on Allego’s operating margins. As a result, Allego’s financial condition, results of operations, and cash flows, could be adversely affected over time.

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

As a number of European Union regulations have sought to achieve a sharp decrease in CO2 emissions in Europe, consumer acceptance of EVs and other alternative vehicles has been increasing. If new technologies such as hydrogen for light trucks or load transportation develop and are widely adopted, the demand for electric charging could diminish. In addition, the EV fueling model is different than gas or other fuel models, requiring behavioral change and education of influencers, consumers and others such as regulatory bodies. Developments in alternative technologies, such as fuel cells, compressed natural gas or hydrogen may materially and adversely affect demand for EVs and EV charging stations, which in turn would materially and adversely affect Allego’s business, operating results, financial condition and prospects.

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

Allego’s future growth is highly dependent upon the adoption of EVs by consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors and the environment generally. Although demand for EVs has grown in recent years, bolstered in part by pro-EV regulations in Europe, there is no guarantee that such demand will continue to grow. If the market for EVs develops more slowly than expected, Allego’s business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:
•perceptions about EV features, quality, safety, performance and cost;
•perceptions about the limited range over which EVs may be driven on a single battery charge;
•competition, including from other types of alternative fuel vehicles as hydrogen or fuel cells;
•concerns regarding the stability of the electrical grid;
•the decline of an EV battery’s ability to hold a charge over time;
•availability of service for EVs;
•consumers’ perception about the convenience and cost of charging EVs;
•government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally; and
•concerns about the future viability of EV manufacturers.

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

The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentive schemes from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results.

Most European countries provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, scrappage schemes for internal combustion engines (“ICEs”), tax credits and other financial incentives. The EV market relies on these governmental rebates, scrappage schemes for ICEs, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations to customers and to support widespread installation of EV charging infrastructure. However, these incentives may expire on a particular date, may end when allocated funding is exhausted, or may be reduced or terminated as a matter of regulatory or legislative policy. For example, in Germany, incentives are expected to continue until 2030, and in the Netherlands, these incentives are expected to continue until 2025. Any reduction in rebates, scrappage schemes for ICEs, tax credits or other financial incentives could reduce the demand for EVs and EV charging stations and as a result, may adversely impact Allego’s business and expansion potential.

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

Risks Related to Allego’s Technology, Intellectual Property and Infrastructure

Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive.

From time to time, the holders of intellectual property rights may assert their rights and urge Allego to obtain licenses, and/or may bring suits alleging infringement or misappropriation of such rights. There can be no assurance that Allego will be able to mitigate the risk of potential suits or other legal demands by competitors or other third parties. Accordingly, Allego may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or at all or that litigation will not occur, and such licenses and/or associated litigation could significantly increase Allego’s operating expenses. In addition, if Allego is determined to have or believes there is a high likelihood that it has infringed upon or misappropriated a third party’s intellectual property rights, it may be required to cease making, selling or incorporating certain key components or intellectual property into the products and services it offers, to pay substantial damages and/or royalties, to redesign its products and services, and/or to establish and maintain alternative branding. In addition, to the extent that Allego’s customers and business partners become the subject of any allegation or claim regarding the infringement or misappropriation of intellectual property rights related to Allego’s products and services, Allego may be required to indemnify such customers and business partners. If Allego were required to take one or more such actions, its business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

Allego’s business may be adversely affected if it is unable to maintain, protect or enforce its rights in its technology and intellectual property.

Allego’s success depends, in part, on Allego’s ability to establish, maintain and protect its rights in its core technology and intellectual property. To accomplish this, Allego relies on, and plans to continue relying on, trade secrets, copyright, trademark and other intellectual property laws, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Failure to adequately maintain, protect or enforce its rights in its technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of
Allego’s competitive advantage and a decrease in revenue which would adversely affect its business, prospects, financial condition and operating results.

Allego cannot guarantee that competitors will not infringe its intellectual property. Despite Allego’s efforts to protect its intellectual property, third parties may attempt to copy or otherwise obtain and use Allego’s intellectual property or seek court declarations that Allego’s intellectual property is invalid or unenforceable or that they do not infringe upon Allego’s intellectual property. Monitoring unauthorized use of Allego’s intellectual property is difficult and costly and the steps Allego has taken or may take in the future in an effort to prevent infringement or misappropriation may not be successful. From time to time, Allego may have to resort to litigation to enforce its intellectual property, which could result in substantial costs and diversion of our resources, and ultimately may not be successful.

In addition, it is possible that:
•current and future competitors may independently develop similar trade secrets or works of authorship, such as software;

•know-how and other proprietary information Allego purports to hold as a trade secret may not qualify as a trade secret under applicable laws; and
•proprietary designs, software design and technology embodied in Allego’s offers may be discoverable by third parties through means that do not constitute violations of applicable laws.

Patent, trademark and trade secret laws vary significantly throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the European Union, United Kingdom, or EEA countries. Further, policing the unauthorized use of its intellectual property in foreign jurisdictions may be difficult or impossible. Therefore, Allego’s intellectual property rights may not be as strong or as easily enforced outside of the European Union, United Kingdom, and EEA.

The current lack of international standards may lead to uncertainty, additional competition and further unexpected costs.

Lack of unique industry standards for EV station management, coupled with utilities and other large organizations mandating their own specifications that have not become widely adopted in the industry, may hinder innovation or slow new solutions and services or new feature introduction.

In addition, automobile manufacturers may choose to utilize their own proprietary systems and networks, which could lock out competition for EV charging stations, or use their size and market position to influence the market, which could limit Allego’s market and reach to customers, negatively impacting its business.

Further, should regulatory bodies impose new standards that are not compatible with Allego’s infrastructure, it may incur significant costs to adapt its business model to the new regulatory standards, which may require significant time and, as a result, may have a material adverse effect on its revenues or results of operations.

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

Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect Allego’s business and results of its operations:
•expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate or work around errors or defects;
•loss of existing or potential customers or partners;
•interruptions or delays in sales;
•delayed or lost revenue;
•delay or failure to attain market acceptance;
•delay in the development or release of new functionality or improvements;
•negative publicity and reputational harm;
•sales credits or refunds;
•exposure of confidential or proprietary information;

•diversion of development and customer service resources;
•breach of warranty claims;
•contractual penalties with services customers as it doesn’t meet its contractual obligations;
•legal claims under applicable laws, rules and regulations; and
•an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although Allego has contractual protections, such as warranty disclaimers and limitation of liability provisions in many of its agreements with customers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims or cover only a portion of such claims. A successful product liability, warranty, or similar claim could have an adverse effect on Allego’s business, operating results and financial condition. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.

Allego’s use of “open source” software could subject its proprietary software to general release, adversely affect its ability to sell its products and services, and subject it to possible litigation, claims or proceedings.

Allego relies on some open-source software and libraries, including those issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, third parties may assert claims against Allego claiming ownership of what Allego believes to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict us from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, which may decrease revenue and lessen any competitive advantage Allego has due to the secrecy of its source code.

Further, in addition to risks related to license requirements, use of certain open source software may carry greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided as-is without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that Allego’s platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that Allego uses could prevent the deployment or impair the functionality of its systems and injure its reputation. In addition, the public availability of such software may make it easier for attackers to target and compromise Allego’s platform through cyber-attacks. Any of the foregoing risks could materially and adversely affect Allego’s business, prospects, financial condition, results of operations, and cash flows.

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

Allego’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new solutions and services that achieve market acceptance. Allego plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new solutions and services, new technologies and enhance existing solutions and services. Allego’s development expenses were €4.0 million in 2022, €3.0 million in 2021, and €3.1 million in 2020, and are likely to be similar in the future. These expenses related to the development of Allego’s EV Cloud platform and have been capitalized as intangible assets. Further, Allego’s research and development program may not produce successful results, and its new solutions and services or new technologies may not achieve market acceptance, create additional revenue or become profitable. Allego’s potential inability to develop the necessary software and technology systems may harm its competitive position. Allego is also relying on third-party suppliers to develop a number of emerging technologies for use in its products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Allego’s suppliers will be able to meet the technological requirements, scalability, quality, production timing, and volume requirements to support its business plan. As a result, Allego’s business plan could be significantly impacted.
Customer-Related Risks

Allego may be unable to increase the demand for its public charging network, which could adversely affect its profitability and growth.

Allego’s development strategy consists, in part, on the rollout of public charging sites with a combination mostly of fast and ultra-fast charging capabilities. The growth in utilization of these charging sites is key for the profitability of Allego’s business. If utilization does not increase, if the adoption of fast and ultra-fast charging is slower than expected, or if the marketing cost to increase such utilization, either directly or through third parties, is increasing widely, the profitability and growth of Allego may be adversely affected. The expected premium for fast and ultra-fast charging compared to slow charging may not be realized, hampering the growth of fast and ultra-fast charging which may adversely affect Allego’s profitability and growth.

Allego’s business will depend on the utilization of its network by EV drivers and the mobility service providers (“MSPs”) to offer access to Allego’s network. If EV drivers do not continue to use Allego’s network or MSPs do not continue to offer access to Allego’s network, Allego’s business and operating results will be adversely affected.

Allego depends on traffic from EV drivers to charge on its network and partly from MSPs that facilitate the use of Allego’s network to a larger base of EV drivers. Allego has a very large base of MSPs. However, if some MSPs do not offer access to Allego’s network for whatever reason or if EV drivers do not use its network due to pricing or lack of services, among other reasons, the utilization of Allego’s sites will be hampered. EV drivers’ retention on Allego’s network may decline or fluctuate as a result of a number of factors, including satisfaction with software and features, functionality of the charging sites, prices, features and pricing of competing solutions and services, reductions in spending levels, mergers and acquisitions involving networks from competitors and deteriorating general economic conditions. If customers do not use Allego’s charging network or if they opt to use other charging options, its business and operating results will be adversely affected.

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

Allego is substantially dependent on its direct development team to develop new sites and sales in order to obtain new customers and contracts. Allego also plans to continue to expand its development team with the support of external parties. The proper coordination and efficiency of site prospection is key to increasing Allego’s revenue. Allego may not be able to recruit, hire and retain a sufficient number of site developers, which may adversely affect its ability to expand its charging sites. New sales and marketing personnel will be needed to grow Allego’s services business as well. New hires require significant training and investment before they achieve full productivity, particularly in new sales territories. Allego may be unable to hire or retain sufficient qualified individuals. Furthermore, hiring sales personnel in new markets where Allego seeks to operate can be costly, complex and time-consuming, and requires additional upfront costs that may be disproportionate to the initial revenue expected from those markets. There is significant competition for direct sales personnel. Allego’s ability to achieve significant revenue growth in the future will depend, in large part, on its success in recruiting, training, incentivizing and retaining a sufficient number of qualified direct site developers and sales personnel and on such personnel attaining desired productivity levels within a reasonable amount of time. Allego’s business will be harmed if continuing investment in its site development, sales and marketing capabilities does not generate a significant increase in revenue. Allego’s operations may be unable to cope appropriately with the growth of its operating charging points, preventing it from fully benefitting from such growth. Such limitations might come from external suppliers for software and IT-related services as well as from the capacity of Allego to properly upgrade its software platform. Allego could also face contractual penalties with its services customers if it is unable to meet its contractual obligations as a result of these limitations.
Risks Related to Ownership of Allego Securities

Allego could be treated as a U.S. corporation or a “surrogate foreign corporation” for U.S. federal income tax purposes as a result of the Business Combination.

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

For more information about the tax considerations with respect to PFIC classification to Holders, please refer to “Item 10.E. Taxation—Material U.S. Federal Income Tax Considerations.”

The issuance of additional capital stock in connection with financings, acquisitions, investments, our long term incentive plan, contributions from Madeleine or otherwise could dilute the ownership and voting power of shareholders.

Allego may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. If Allego chooses to raise additional financing through the issuance of Allego Ordinary Shares, such additional Allego Ordinary Shares or such other securities may be issued at a discount to the market price of Allego Ordinary Shares at the time of issuance. Any issuance of such securities could result in substantial dilution to Allego’s existing shareholders and cause the market price of Allego Ordinary Shares to decline.

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

In addition to the other risks described herein, the following factors could also cause Allego’s financial condition and results of operations to fluctuate on a quarterly basis:
•the timing and volume of new site acquisitions;
•the timing of new electricity grid connections and permits;
•the cost of electricity;
•fluctuations in service costs, particularly due to unexpected costs of servicing and maintaining charging stations;
•weaker than anticipated demand for charging stations, whether due to changes in government incentives and policies or due to other conditions;
•fluctuations in sales and marketing or research and development expenses;
•supply chain interruptions and manufacturing or delivery delays;
•the timing and availability of new solutions and services relative to customers’ and investors’ expectations;

•the length of the sales and installation cycle for a particular customer;
•the potential impact of pandemics on Allego’s workforce, or those of its suppliers, vendors or business partners and its customers;
•disruptions in sales, operations, IT services or other business activities or Allego’s inability to attract and retain qualified personnel; and
•unanticipated changes in regional, federal, state, local or foreign government incentive programs, which can affect demand for EVs.

Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of Allego Ordinary Shares.

Changes to applicable tax laws and regulations or exposure to additional tax liabilities could adversely affect Allego’s business and future profitability.

Allego conducts operations, directly and through its subsidiaries, within the European Union and the United Kingdom, and Allego and its subsidiaries will therefore be subject to income taxes in such jurisdictions. Allego may also in the future become subject to income taxes in other foreign jurisdictions. Allego’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdictions, changes in Allego’s operating results before taxes, and the outcome of income tax audits in the jurisdictions in which it operates. Allego will regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of Allego’s assessments are ultimately determined to be incorrect, Allego’s business, results of operations, or financial condition could be materially adversely affected.

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

As a result of Allego’s plans to expand operations, including to jurisdictions in which the tax laws may not be favorable, Allego’s effective tax rate may fluctuate, tax obligations may become significantly more complex and subject to greater risk of examination by taxing authorities or Allego may be subject to future changes in tax laws, in each case, the impacts of which could adversely affect Allego’s after-tax profitability and financial results. .

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

The ability of Allego to utilize net operating loss and tax loss carryforwards and other tax attributes (including carry-forward non-deductible interest expenses under the Dutch earnings stripping rule) is conditioned upon Allego’s attaining profitability and generating taxable income. Allego Holding and its Dutch group entities incurred significant net losses since inception and Allego is expected to continue to incur significant losses. Additionally, Allego’s ability to utilize net operating loss and tax loss carryforwards to offset future taxable income may be subject to certain limitations. In this respect, the exact amount of the tax losses of Allego Holding and its Dutch subsidiaries for the financial years 2020, 2021 and 2022 are not fully clear since the Dutch corporate income tax returns for 2020, 2021 and 2022 still have to be filed with the Dutch Tax Authorities and the Dutch Tax Authorities still have to review and approve this tax return. That said, the amount of tax losses of Allego Holding and its Dutch subsidiaries with respect to the period prior to the Business Combination has been discussed with the Dutch Tax Authorities and the Dutch Tax Authorities have confirmed that the Business Combination does not result in the application of the Dutch change in ownership rules. As a result, the tax losses incurred prior to the Business Combination and allocable to Allego Holding and its Dutch subsidiaries will remain available for set-off following the Business Combination (and the termination of the Dutch tax group as a result thereof). The Dutch Tax Authorities confirmed the methodology of allocating the tax losses to Allego Holding and its Dutch subsidiaries at the time of the Business Combination in respect of the tax losses (to be) incurred for the financial years 2018, 2019, 2020, 2021 and 2022. However, going forward, these tax losses will only be available for set off against taxable income actually realized by Allego Holding and its Dutch subsidiaries, in respect of tax losses incurred and allocated to Allego Holding, or its relevant Dutch subsidiary, in respect of tax losses incurred and allocated to that Dutch subsidiary.

Furthermore, as of January 1, 2022, an indefinite loss carry forward period applies in the Netherlands. However, both the carry forward and carry back tax loss relief will be limited to 50% of the taxable profit to the extent it exceeds € 1 million, calculated per financial year. As a result of transitional law, tax losses incurred in the financial years that started on or after January 1, 2013 and that are still available for carry forward as of January 1, 2022 also fall under these new rules that entered into effect on January 1, 2022 and will therefore be indefinite.

For these reasons, in the event Allego would attain profitability in the future, Allego may not be able to use its tax losses available for carryforward to fully offset taxable income for Dutch tax purposes, which may result in Dutch corporate income tax becoming due by Allego, even if it has tax loss carryforwards.

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

Allego faces increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Allego faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting

Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements require it to carry out activities Allego has not done previously. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if Allego's auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), Allego could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, Allego will purchase director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Allego has identified, and has previously identified, material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price.

As of December 31, 2022, Allego is required to provide management’s attestation on internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. The standards required for a public company under the Sarbanes-Oxley Act are significantly more stringent than those previously required of Allego as a privately-held company. Management has not been able to effectively implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements of the Sarbanes-Oxley Act which may subject it to adverse regulatory consequences or restatements of its financial statements and could harm investor confidence.

In connection with the preparation and audit of Allego’s consolidated financial statements, material weaknesses were identified in its internal control over financial reporting as of December 31, 2022. See “Item 15. Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following other material weaknesses:

•Allego did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training, including supervision of external consultants, to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.
•Allego did not adequately maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.
•Allego did not adequately maintain controls over the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related parties.
•Allego did not adequately document controls over certain information technology (“IT”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

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

Further, Allego’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the U.S. legislation Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, Allego’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the trading price of Allego Ordinary Shares. In addition, even if Allego is successful in strengthening its internal controls and procedures, in the future those internal controls and procedures may not be adequate to prevent or sufficiently identify irregularities or errors or to facilitate the fair presentation of Allego’s financial statements.
Risks Related to Legal Matters and Regulations

Members of Allego’s management have limited experience in operating a public company.

Allego’s executive officers have limited experience in the management of a publicly-traded company. The management team may not successfully or effectively manage a public company that is and will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Our management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage as an increasing amount of their time may be devoted to complying with such laws, which will result in less time being devoted to the management of the company. Allego currently has limited personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies. The development and implementation of the standards and controls and the hiring of experienced personnel necessary to achieve the level of accounting standards required of a public company may require costs greater than expected.

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

Furthermore, in 2020, the European Union adopted a European Strategy for Data that may lead to further regulation of data use. The costs of compliance with, and other burdens imposed by, these new regulations may limit the use and adoption of Allego’s solutions and services and could have an adverse impact on its business.

The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use and transmit certain types of information, such as demographic and other personal information.

In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that Allego will meet voluntary certifications or adhere to other standards established by them or third parties. If Allego is unable to maintain these certifications or meet these standards, it could reduce demand for its solutions and adversely affect its business.

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

Allego is subject to various employment-related laws in the jurisdictions in which its employees are based. It faces risks if it fails to comply with applicable regional, federal or state wage laws. Any violation of applicable wage laws or other labor- or employment-related laws could result in complaints by current or former employees, adverse media coverage, investigations and damages or penalties, which could have a materially adverse effect on Allego’s reputation, business, operating results and prospects. In addition, responding to any such proceeding may result in a significant diversion of management’s attention and resources, significant defense costs and other professional fees.

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

Further, Allego currently relies on third parties to ensure compliance with certain environmental laws, including those related to the disposal of hazardous and non-hazardous wastes. Any failure to properly handle or dispose of such wastes, regardless of whether such failure is Allego’s or its contractors, may result in liability under environmental laws pursuant to which liability may be imposed without regard to fault or degree of contribution for the investigation and clean-up of contaminated sites, as well as impacts to human health and damages to natural resources. Additionally, Allego may not be able to secure contracts with third parties to continue their key supply chain and disposal services for our business, which may result in increased costs for compliance with environmental laws and regulations.

Increasing attention to Environmental, Social and Governance (“ESG”) matters may adversely impact Allego’s business.

Increasing attention to, and societal expectations on companies to address, climate change and other environmental and social impacts and investor and societal expectations regarding voluntary ESG disclosures may result in increased costs and impact access to capital.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. These ratings are often developed in a manner that can make it challenging to predict a company’s performance, and unfavorable ESG ratings could lead to increased negative investor sentiment toward the Company and could impact Allego’s access to and costs of capital. Additionally, to the extent ESG matters negatively impact Allego’s reputation, Allego may not be able to compete as effectively to recruit or retain employees, which may adversely affect Allego’s business. ESG matters may also impact Allego’s suppliers, which may lead to Allego being required or choosing to change suppliers that may otherwise have been the most economically efficient, which may in turn adversely impact Allego’s business and financial condition.

New climate disclosure rules proposed by the SEC and further ESG-related regulation may increase Allego’s costs of compliance and adversely impact Allego’s business.

On March 21, 2022, the SEC proposed new rules relating to the disclosure of a range of climate-related risks. Public comments were due by June 17, 2022 and the SEC is currently finalizing the new rules, which are expected to be effective in 2023. Allego is currently assessing the rule, but at this time Allego cannot predict the costs of implementation or any potential adverse impacts resulting from the rule. Further, similar disclosure obligations have been implemented, and have been proposed, in other jurisdictions (including in the EU and the UK). To the extent this rule is finalized in its current or similar form (and/or similar rules are maintained or implemented in other jurisdictions), Allego could incur increased costs relating to the assessment and disclosure of climate-related risks and costs. Allego may also face increased litigation risks related to disclosures made pursuant to the rule if finalized as proposed. Similar risks may also apply to Allego in relation to its obligations to comply with existing and future climate and ESG-related regulation across a number of jurisdictions.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We are a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, shareholders may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a foreign private issuer and may follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE governance requirements.

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

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies makes Allego Ordinary Shares less attractive to investors and may make it more difficult to compare performance with other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the effectiveness of the Form F-4, (ii) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Allego Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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

Future sales, or the perception of future sales, of our Ordinary Shares and Warrants by us or selling security holders or pursuant to future offerings by shareholders with registration rights could cause the market price for our Ordinary Shares and Warrants to decline significantly.

The sale of substantial amounts of our Ordinary Shares or Warrants, or the perception that such sales could occur, could harm the prevailing market price of our Ordinary Shares and Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We believe the likelihood that Warrant holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe the Warrant holders will be less likely to exercise their Warrants. As of May 15, 2023, the closing price of our Ordinary Shares was $2.19. In addition, Madeleine’s Ordinary Shares constitute approximately 74.0% of the outstanding Ordinary Shares and are subject to future registration rights, and any future registration of Madeline’s Ordinary Shares could cause a significant decline in the market trading price for our Ordinary Shares.

In addition, in accordance with the Registration Rights Agreement, E8 Investor agreed not to transfer any of the 39,876,396 Ordinary Shares held by it until September 16, 2023, subject to certain exceptions specified in the Registration Rights Agreement. Further, in accordance with the power of attorney agreement with Madeleine, E8 Investor has agreed not to transfer more than 26,584,264 Ordinary Shares held by it before September 30, 2026, without the prior written consent of Madeleine or Meridiam.

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

Pursuant to the Registration Rights Agreement entered into by Allego, the Sponsor, Madeleine, E8 Investor and certain other holders of Allego Ordinary Shares (collectively, the “Registration Rights Holders”) in connection with the Business Combination, and which is described elsewhere in this Annual Report, the Registration Rights Holders that hold registrable securities having an aggregate value of at least $50 million can demand that Allego register their registrable securities under certain circumstances, and each Registration Rights Holder will also have piggyback registration rights for these securities in connection with certain registrations of securities that Allego undertakes. In addition, Allego is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of Allego. The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of Allego Ordinary Shares.

Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other shareholders.

Madeleine owns approximately 74.0% of the outstanding Allego Ordinary Shares and has the right to direct the voting of an additional approximately 15.4% of the outstanding Allego Ordinary Shares as a result of the irrevocable voting power of attorney granted by E8 Investor to Madeleine. As a result, Madeleine will be able to control matters requiring shareholder or board approval, including the election of directors, approval of any potential acquisition of Allego, changes to Allego’s organizational documents and significant corporate transactions. This concentration of ownership and voting power makes it unlikely that any other holder or group of holders of Allego’s securities will be able to affect the way Allego is managed or the direction of its business. The interests of Madeleine with respect to matters potentially or actually involving or affecting Allego, such as future acquisitions, financings and other corporate opportunities and attempts to acquire Allego may conflict with the interests of other shareholders. In particular, Meridiam, which is the manager of the indirect parent entities of Madeleine, is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Allego. Meridiam and their respective affiliates may also pursue acquisition opportunities that may be complementary to Allego’s business (and, as a result, those acquisition opportunities may not be available to Allego) or may have an interest in Allego pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to Allego or other Allego shareholders.

Changes to tax laws or regulations expose us to tax uncertainties and could adversely affect our results of operations or financial condition.

Allego operates in various countries, and changes to tax laws or regulations in the jurisdictions in which Allego operates, or in the interpretation of such laws or regulations, could impact Allego.

In particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”), the OECD Pillar Two Blueprint of the Inclusive Framework on Base Erosion and Profit Shifting aims to ensure that multinational corporations pay a minimum effective tax rate of 15%. The OECD Pillar Two agreement has been joined by over 140 countries, and many countries have initiated domestic legislative procedures to enact these global minimum tax rules, including the Netherlands and the United Kingdom. Depending on each country’s final enactment, these rules may apply to and adversely affect Allego. The OECD Pillar Two rules will only become relevant when Allego reaches an annual turnover of at least €750 million.

It may be difficult to enforce U.S. judgments against us.

Allego is incorporated under the laws of the Netherlands, and a substantial portion of its assets are outside of the United States. Most of our directors and senior management and independent auditors are resident outside the United States, and all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon these persons. It may also be difficult for U.S. investors to enforce within the United States judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts outside the United States would recognize or enforce judgments of U.S. courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Therefore, it may be difficult to enforce U.S. judgments against us, our directors and officers and independent auditors.

ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
On July 28, 2021, Spartan, Allego, Merger Sub, Madeleine, Allego Holding, and, solely with respect to the sections specified therein, E8 Investor, entered into the Business Combination Agreement. Pursuant to the Business Combination Agreement, among other things, (i) the shareholders of Allego Holding contributed and transferred all of their shares in Allego Holding to Allego in exchange for Allego Ordinary Shares; (ii) Merger Sub merged with and into Spartan (the “Spartan Merger”), with Spartan surviving the Spartan Merger as a wholly owned subsidiary of Allego and each outstanding share of Spartan Class A Common Stock (including the shares of Spartan Class A Common Stock received upon conversion of the Spartan Founders Stock) was cancelled and converted into one Allego Ordinary Share; (iii) Allego converted into a Dutch public limited liability company (naamloze vennootschap) and its articles of association were amended; (iv) subscribers subscribed for Allego Ordinary Shares in a private placement; and (v) Allego assumed the Warrant Agreement. The Business Combination was consummated on March 16, 2022, and on March 17, 2022 Allego Ordinary Shares and Assumed Warrants began trading on the NYSE under the symbols “ALLG” and “ALLG.WS,” respectively.

Athena Pubco B.V. was incorporated pursuant to Dutch law on June 3, 2021 for the purpose of effectuating the Business Combination and, following the consummation of the Business Combination on March 16, 2022, Allego was redesignated as Allego N.V. and became the parent company of the combined business. In connection with the Business Combination, the Allego Articles were amended and Allego changed its legal form from a Dutch private liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public liability company (naamloze vennootschap). See “Item 5. Operating and Financial Review and Prospects” for a discussion of Allego’s principal capital expenditures and divestitures.
The mailing address of Allego’s registered office is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands, and Allego’s phone number is +31 (0) 88 033 3033. Allego’s principal website address is www.allego.eu. We do not incorporate the information contained on, or accessible through, Allego’s websites into this Annual Report, and you should not consider it as a part of this Annual Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.
B.Business Overview
Allego operates one of the largest pan-European electric vehicle EV public charging networks and is a provider of high value-add EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. As of December 31, 2022, Allego owns or operates more than 33,000 public charging ports and 17,000 public and private sites across 16 countries and has had over a million unique network users, 80% of which are recurring users as of December 31, 2022. In addition, it provides a wide variety of EV-related services including site design and technical layout, authorization and billing, and operations and maintenance to more than 400 customers that include fleets and corporations, charging hosts, OEMs, and municipalities.
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
Allego’s Business Model for EV Charging
Allego’s business model is based on the premise of providing easily accessible, highly reliable, hassle-free charging points to all types of EV users. Allego developed a unique, proprietary software platform that can manage any hardware chargers and charging sessions while enabling any MSP to use Allego’s network. Allego used this platform to create two complementary business segments to capitalize on the full breadth of EV charging opportunity: its owned fast and ultra-fast public charging network and high value-add third-party services.
Owned fast and ultra-fast charging network
Allego’s primary business focus going forward is in building, owning and operating ultra-fast and fast EV charging sites. Allego is the operator of one of the largest pan-European public EV charging networks. We use our proprietary AllamoTM software to identify premium charging sites and forecast demand using external traffic statistics. These sites generally are situated in high-density urban or suburban locations, and we believe that AllamoTM has been instrumental in securing a strong pipeline of premium sites. Allego’s proprietary software also supports compatibility and an optimized user experience for all EV drivers. The Allego EVCloudTM further provides software solutions for EV charging owners, including payment, analytics, customer support and achieving high uptime. Allego’s charging sites are vehicle-agnostic, and therefore can charge vehicles without limitations on OEM or user groups. Allego has one of the biggest ultra-fast charging networks in Europe, with 722 fast and 749 ultra-fast charging ports as of December 31, 2022, and intends to accelerate its growth in this business segment.
Third-party services
Allego offers high value-add third-party services to customers and corporations, as a strategic focus for non-core technologies. This business segment is driven by attractive, high margin third-party service contracts for a variety of services including site design and technical layout, authorization and billing, and operations and maintenance. These offerings allow Allego to manage large and complex solutions and serve as a one-stop shop with its white label software suite. Allego designs the charging solution and offers full development from installation to maintenance and operations to the customers.
Allego’s two business lines complement each other: the service activities capitalize on Allego’s network and technologies while directly addressing and being responsive to its customers’ trends. Both business lines also allow Allego to focus on long-term and recurring revenue ranging from 5 years on average for our service activities to more than 15 years for the revenue from our charging stations. Allego invests significantly in its owned fast charging network and believes this segment will grow the fastest and represents the highest margins in the EV charging value chain.
By investing directly in its charging stations, Allego believes it can secure long-term revenue and special access to EV drivers. The services business segment can then trigger higher traffic as fleet companies or last mile companies require solutions to provide charging on the go.
Although Allego does not manufacture its own hardware, it has a significant base of diversified suppliers that provide Allego with the ability to demand certain specifications. In addition, because Allego is hardware agnostic, it is well-positioned to select optimal equipment. Allego also works directly with manufacturers for firmware and components. Allego is focused on developing the software that manages charging sessions and the payment systems with direct access to EV drivers.
Revenue Streams
Allego generates its revenues through the sale of charging sessions on its charging points to EV drivers and through the service and sales contracts Allego has with its B2B customers. For more information, see also Note 5 (Segmentation – Revenue from major customers) and Note 5 (Segmentation – Revenue from external customers) to the consolidated audited financial statements included elsewhere in this Annual Report.

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
Services
Allego provides charging solutions to its B2B customers on a range of services. In order to provide these services, Allego leverages the same knowledge and organization that it uses to develop its charging sites. Allego customers can be municipalities that decide to own their network, corporations that want to equip their facilities for commercial or public access, funds that want to invest in networks and that buy certain of Allego’s software, and fleet operators that want to use parts of Allego’s software platform to manage their chargers in the field.
•Charging points network for third-parties. Services related to hardware, installation, maintenance, and operations are provided to B2B customers 24/7. Services are provided under one-off, long-term operations and maintenance contracts, with typical terms ranging from between 4 to 5 years, and such contracts generate recurring revenues. Depending on the requirements, Allego can organize the supply of chargers, including home charging and installations for specific customers such as OEMs. Hardware and charging points management are standardized across the range of solutions offered by Allego’s platform in order to maximize synergies with Allego’s other services.
•Platform services. Allego provides certain of its customers software solutions by offering elements of its EVCloudTM platform for them to manage their chargers. These services generate recurring revenues and are typically for 5-year terms. Platform services enable Allego to create technological relationships with customers with a very high retention effect.
•Site development. Allego develops public charging points networks with third-parties. This service includes comprehensive development services ranging from site selection with a targeted internal rate of return (“IRR”) to long-term operations and maintenance under 15-year contracts. Allego also manages payments through its SmoovTM app.
•Consulting services. Allego provides consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware as a result of the MOMA acquisition.
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
•Commercial. Many commercial businesses already own or lease parking spaces. Allego targets businesses that wish to electrify some or all of these parking spaces. This often comes in the form of a sale and service, but Allego may choose to invest in the network depending on the quality of the sites. If Allego decides to invest in a network, the charging points are integrated into the Allego charging network. Allego’s software platform offers the flexibility to allow businesses to charge specific prices to its customers while giving access to the public generally. Allego’s capacity to invest in sites enables it to secure the best locations and to foster long-term relationships with commercial customers. Accordingly, Allego is able to offer its commercial customers a dual-tracked approach, depending upon the needs of its customers, which offers a strong proposition for many commercial sites throughout Europe.
•Fleet. Allego’s fleet customers are organizations that operate vehicle fleets in the delivery and logistics, sales, service, motorpool, shared transit and ridesharing spaces. Allego has developed comprehensive solutions for its fleet customers by offering chargers and installations for special access to its network, specific prices, and charging solutions in their premises.
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
Energy Supply
Allego has extensive knowledge of the electricity supply in its markets. Its sourcing is from green renewable energy supported by green certificates. Allego can source its electricity on a long-term basis with renewable assets in order to hedge price increases and can pass-through increases in electricity prices in the charging sessions of the Allego network. In addition, Allego has developed its own capacity to operate directly on the electricity market as a wholesaler if needed in order to minimize the cost of its sourcing and to have long-term direct relationships with renewable assets such as wind or solar farms. Furthermore, Allego has developed smart charging capacity in order to cope with grid capacity constraints and avoid any overload of the grid. Allego is also developing solutions in order to offer ancillary services to grid operators through its charging points, making it one of the first EV company to propose such services. The anticipated costs associated with providing these ancillary services have been included in the budget for the development of Allego’s platform and do not represent additional costs. Management anticipates that these ancillary services will be offered to grid operators in the near future.
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
For the year ended December 31, 2022, Allego had one major electricity vendor that represented approximately 10% of total purchases.
Public Policy
Allego has been at the forefront of the development of EVs in Europe. Allego is one of the founders of Charge Up Europe, the EV charging business organization that promotes EV infrastructure in Europe. Allego promotes:
•Policies related to CO2 reduction
•Openness: standard and interoperability
•Free access to the grid in order to streamline grid connectivity

Growth Strategies
Allego estimates that it has an average market share globally of 12% in fast and ultra-fast charging in terms of sites in the major European markets including Belgium, Denmark, France, Germany, Hungary, Luxembourg, the Netherlands, Norway, Switzerland, Portugal, Sweden and the United Kingdom, making it a leading EV public charging provider in Europe.
Allego’s growth strategy consists of:
•Increasing its leadership in fast and ultra-fast charging by investing in its owned public charging points network. This segment is anticipated to become the largest segment of Allego’s services.
•Developing its services business to complement its public charging points network. The objective is twofold, triggering more traffic on the Allego network and securing long-term relationships with B2B customers.
•Offering new functionalities to EV drivers that use the Allego network or its services with enhanced features of Allego’s software platform.
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
Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2022, Allego’s research and development team consisted of more than 11 full time employees.
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
Suppliers and Service Providers
Allego relies on third-party vendors for design, manufacturing and testing of EV charging equipment. Currently, equipment is unique to each supplier with respect to components, firmware, after-market maintenance and warranty services. Equipment and services are sourced from different vendors for each category of charging solutions: AC (slow charging), DC (fast charging) and HPC (ultra-fast charging) (“HPC”). For the year ended December 31, 2022, Allego had one major equipment vendor that represented approximately 20% of total purchases.
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
Facilities
Allego’s headquarters are located in Arnhem, Netherlands where it currently leases approximately 3,350 square meters of office space under a lease that expires in March 2035. Of that space, 1,990 square meters have been sublet until January

2024. This current primary space is sufficient to meet Allego’s needs for the foreseeable future, and any additional space Allego may require after 2024 will be assessed before determining to continue sub-letting on commercially reasonable terms. Allego also maintains rented facilities in Mechelen, Belgium; Berlin, Germany; and Stockholm, Sweden, and sales offices in England and France. See also Note 17 (Leases) of the consolidation financial statements included elsewhere in this Annual Report.
Employees
Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2022, Allego had 220 employees, 182 of whom were regular full-time and 38 of whom were engaged on a part-time basis. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. As a result of the COVID-19 pandemic, a large part of Allego’s employees are still working remotely, although specific schemes are in place based on the country in order to be as efficient as possible. It is expected that most of its employees will return to work at its facilities noted above in the coming months. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.
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
C.Organizational Structure
(1) See “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders” below for more information.
(2) Includes PIPE and other public investors.
(3) See also Exhibit 8.1 to this Annual Report for a list of our subsidiaries..
D.Property, Plants and Equipment
See “Item 4.B. Business Overview—Facilities” above.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis provides information which Allego’s management believes is relevant to an assessment and understanding of Allego’s consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with Allego’s consolidated financial statements as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, and related notes thereto, included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause Allego’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3.D. Risk Factors”, and in other parts of this Annual Report.
A.Operating Results
Overview
Founded in 2013, Allego is a leading EV charging company in Europe and has deployed, as of December 31, 2022, over 33,000 public charging ports across 17,000 public and private locations, spanning activities in 16 European countries. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for B2B customers, including leading retail and auto brands.
Allego’s charging solutions business provides design, installation, operations and maintenance of chargers owned by third-parties. Allego’s chargers are open to all EV brands, with the ability to charge light vehicles, vans and e-trucks, which promotes increasing utilization rates across its locations. Allego has developed a rich portfolio of partnerships with strategic partners, including municipalities, real estate owners, and OEMs. As additional fleets shift to EVs, Allego expects to leverage its expansive network of fast and ultra-fast chargers to service these customers, which see above average use-rates.
Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins Allego’s competitive advantage. AllamoTM allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. This allows a predictable, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.
Allego EVCloudTM is a sophisticated chargers management platform and payment tool that provides essential services to owned and third-party customers, including charging authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables Allego to provide insight and value to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margins.
Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 41% CAGR from 2022 to 2026. Based on this projection, the number of EVs in Europe is expected to grow to nearly 19 million by 2026, as compared to 5 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are required by EV drivers and fleets operators.
Additionally, stringent European CO2 regulations for ICE and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 1,300 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, and an additional pipeline of more than 1,000 sites being currently negotiated, Allego believes it is well-positioned to execute its growth objectives.
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
Revenue from installation services
Installation services are provided as part of the development contract described above under “—Revenue from the sale of charging equipment” as well as to corporate customers where charging equipment needs to be installed.
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
Revenue from consulting services
The group provides consulting services on research strategy and develops proprietary integrated tools taking the form of both software and/or hardware.
Key Factors Affecting Operating Results
Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section of this Annual Report titled “Item 3.D. Risk Factors.”
Growth of EV adoption
Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial EVs, which it believes drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance and cost; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles. The uncertainty of the current geopolitical situation in Europe, including the military conflict between Russia and Ukraine, and the volatility in oil supply could drive this demand further. However, the current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles.
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
Energy pricing
The results for the year ended December 31, 2022 have been heavily impacted by the increase of energy costs in the first half of 2022. In response, Allego increased charging prices during the second half of 2022 and entered into power purchase agreements to mitigate the future negative impact of increased energy costs. Overall, the average cost of energy per kWh in 2022 increased by 33% compared to 2021.

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
Allego has modified its business practices since the start of the COVID-19 pandemic by recommending that all non-essential personnel work from home and cancelling or reducing physical participation in sales activities, meetings, events and conferences with only online engagements. Allego has also implemented additional safety protocols for essential workers and implemented cost cutting measures in order to reduce its operating costs. If significant portions of Allego’s workforce in the future are unable to work effectively, due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic or other pandemics, its operations will be negatively impacted. Furthermore, if significant portions of its customers’ or potential customers’ workforce are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.
The results for the year ended December 31, 2020 were impacted by COVID-19. Based on the Google Transit Data tracking, there was an immediate drop of 52% in consumed energy in April 2020 compared to February 2020 due to the COVID-19 lockdown. During April 2020, the situation reverted, and the volumes of consumed energy commenced to steadily increase. It is difficult to assess and quantify the impact COVID-19 has had on the Group’s charging revenues but a similar trend is observed when comparing the charging revenue from January and February 2020 of € 1.5 million and € 1.4 million, respectively, to the following two months. The revenue for March and April 2020 decreased to € 0.98 million and € 0.67 million seeing a drop of 54% from the revenue recorded in January to the revenue recorded in April. However, revenue recovered throughout the rest of the year.
The results for the year ended December 31, 2021 were impacted by COVID-19. During the first quarter of 2021, traffic by EV-drivers and consumed energy levels declined as a result of COVID-19 lockdown measures imposed by governments throughout Europe. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlate with these trends. Charging revenue recovered throughout the remainder of the first half-year of 2021, which continued in the second half-year of 2021. The impact of COVID- 19 on the Group’s charging revenue in the second half-year have been limited.
The results for the year ended December 31, 2022 were not materially impacted by COVID-19.
Key Performance Indicators
Allego regularly reviews a number of metrics to evaluate its business, measure its progress and make strategic decisions. EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow, which are non-IFRS measures, are currently utilized by management and may be used by our investors and competitors to assess performance. See the section entitled “—Non-IFRS Financial Measures.”
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

Utilization Rate
The following table represents the overall utilization rate (which includes slow, fast and ultra-fast chargers) of Allego’s charging network for the years ended December 31, 2022, 2021 and 2020.

	For the year ended December 31,
	2022	2021	2020
Utilization rate	10.00%	6.90%	5.34%
In the year ended December 31, 2022, the utilization rate increased when compared to the same period in 2021 primarily due to an increase in EV usage, which is a key driver for the demand in EV charging.
Key Components of Results of Operations
Revenue
Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego or corporate third-parties. Allego also supplies electricity to owners and drivers of electric vehicles which use a charge card issued by an MSP, credit card, or direct payment through SmoovTM to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.
In addition, Allego generates revenues from operation and maintenance of charging equipment, as well as from consulting services.
Cost of sales
Cost of sales represents the electricity cost for the charging revenues which is billed to Allego by utility companies or directly by the markets and renewable assets connected to Allego balancing perimeters. Cost of sales related to development contracts consist of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the operations and maintenance contracts mainly consists of the third-party service cost. Cost of sales also includes charging depreciation, land permit depreciation, and EV-Cloud platform amortization.
Gross profit and gross margin
Gross profit is revenue less cost of sales. Gross margin is gross profit (loss) as a percentage of revenue.
Other income
Other income consists of government grants, income from the sale of CO2 tickets certificates (linked to CO2 emission offsets, for example HBE in the Netherlands), the net gain or loss on the disposal of property, plant and equipment, sublease rental income, fair value gains/(losses) on derivatives (purchase options) and other items. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. HBE certificates are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. In Germany, a similar scheme is in place. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. Allego sells such certificates to companies that are required to offset their use of non-green energy through a brokerage. Other items mainly relate to reimbursements from (energy) network operators with respect to the power grid connections used. At the end of the year, Allego is reimbursed based on usage of actual grid connections used. Other items also include reimbursements that the Group has received from one of its suppliers for chargers.
Selling and distribution expenses
Selling and distribution expenses relate to Allego’s sales function and mainly comprise employee benefits, amortization of customer relationships, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses.

General and administrative expenses
General and administrative expenses relate to Allego’s support functions and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties, share-based payment expenses, and other general and administrative expenses.
Operating loss
Operating loss consists of Allego’s gross profit less other income, selling and distribution expenses and general and administrative expenses.
Finance income/(costs)
Finance income/(costs) primarily consist of interest expenses, exchange differences, loss on debt modifications and extinguishments, fair value gains and losses on interest rate cap derivatives and fair value gains and losses on warrant liabilities.
Loss for the year
Loss for the year consists of Allego’s operating loss plus its finance income/(costs) less income tax.
Results of Operations
2022 versus 2021
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2022 and 2021:

	For the year ended December 31,		Year-over-year Change For the year ended December 31, 2022 to 2021
(in € million)	2022	2021	Change (€)	Change (%)
Revenue	133.9	86.3	47.6	55%
Cost of sales	(126.7)	(69.3)	(57.4)	83%
Gross profit	7.2	17.0	(9.8)	(57%)
Other income	3.7	10.9	(7.1)	(66%)
Selling and distribution expenses	(2.6)	(2.5)	(0.1)	5%
General and administrative expenses	(323.4)	(329.3)	5.9	(2%)
Operating loss	(315.0)	(303.9)	(11.1)	4%
Finance income/(costs)	10.3	(15.4)	25.7	(167%)
Loss before income tax	(304.7)	(319.3)	14.7	(5%)
Income tax	(0.6)	(0.4)	(0.2)	81%
Loss for the year	(305.3)	(319.7)	14.4	(5%)

The revenue numbers are further broken down below:

	For the year ended December 31,		Change	Change
(in € million)	2022	2021	€	%
Type of goods or service
Charging sessions	65.3	26.1	39.2	150%
Service revenue from the sale of charging equipment	33.6	37.3	(3.7)	(10%)
Service revenue from installation services	28.6	19.5	9.1	47%
Service revenue from operation and maintenance of charging equipment	3.2	3.4	(0.2)	(5%)
Service revenue from consulting services	3.1	—	3.1	100%
Total revenue from external customers	133.9	86.3	47.6	55%
Revenue
Revenue was €133.9 million for the year ended December 31, 2022 compared to €86.3 million for the year ended December 31, 2021. Revenue increased €47.6 million, or 55%, as further described below:
Charging revenue

(in € million)
Total charging revenue for the year ended December 31, 2021	26.1
Increase related to increase in energy sold	22.7
Increase related to increase of charging prices	16.5
Total charging revenue for the year ended December 31, 2022	65.3

Charging sessions revenue for the year ended December 31, 2022 increased €39.2 million, or 150%, to €65.3 million compared to €26.1 million for the year ended December 31, 2021.

During 2022, charging revenue increased €22.7 million as a result of an increase in energy sold. This was driven by both new and existing chargers. During 2022, the Company had a 6% increase in charging points, including strong growth in installations of ultra-fast charging ports, which increased 95% year-over-year. The increase in energy sold was additionally driven by a 71% increase in the number of charging sessions. The total energy sold increased from 83 GWh in 2021 to 155 GWh in 2022, an increase of 71% due to an increase in EV usage and increased installed base of charging ports. There was a 45% increase in the utilization of the chargers year over year.

Finally, an increase of €16.5 million was due to an increase in average charging price per kWh. The average charging price / kWh increased by 33% year over year. The increase in average revenue per session is due to price increases in the 2nd half of 2022 and a growing number of new cars with extended battery capacity being sold during the period, as well as higher sales prices on ultra-fast and fast chargers compared to slow chargers.
As at December 31, 2022, Allego owned and operated charging stations predominantly in the Netherlands, Belgium, and Germany.
Service revenue

(in € million)
Total service revenue for the year ended December 31, 2021	60.2
Decrease related to sale of charging equipment	(3.7)
Increase in installation services	9.1
Decrease in operation and maintenance of charging equipment	(0.2)
Increase in consulting services	3.1
Total service revenue for the year ended December 31, 2022	68.6

Overall service revenue for the year ended December 31, 2022 increased €8.4 million, or 14%, to €68.6 million compared to €60.2 million for the year ended December 31, 2021.
Service revenue from installation services increased €9.1 million, or 47%, to €28.6 million for the year ended December 31, 2022 from €19.5 million for the year ended December 31, 2021. Service revenue from the sale of charging equipment for the year ended December 31, 2022 decreased €3.7 million, or 10%, to €33.6 million compared to €37.3 million for the year ended December 31, 2021. Service revenue from operation and maintenance of charging equipment was €3.2 million for the year ended December 31, 2022, compared to €3.4 million for the year ended December 31, 2021, a decrease of €0.2 million, or 5%.
Overall, the increase in service revenue was primarily due to strong growth in the demand for business-to-business charging solutions and the continued development with Carrefour for the development of over 200 charging locations across France, which resulted in an increase of service revenue of €28.0 million. This is offset by a decrease on the Mega-E project of €22.5 million due to the acquisition of Mega-E in March 2022, which is now consolidated by the Group.
During 2022, service revenue from consulting services of €3.1 million (2021: €nil) was generated as a result of the acquisition of MOMA in June 2022.

Cost of sales

(in € million)
Cost of sales for the year ended December 31, 2021	69.3
Increase due to volume of energy sold	19.9
Increase due to price of energy	17.0
Increase due to depreciation and amortization	12.2
Increase due to development, sale, and installation of Carrefour chargers	19.6
Decrease due to Mega-E acquisition	(13.2)
Increase due to changes in inventory value	3.3
Decrease due to other projects	(1.4)
Cost of sales for the year ended December 31, 2022	126.7
Cost of sales for the year ended December 31, 2022 increased €57.4 million, or 83%, to €126.7 million compared to €69.3 million for the year ended December 31, 2021.

The increase in cost of sales was substantially driven by an increase in energy sold and an increase in energy prices throughout Europe. Year over year, the average cost of energy / kWh increased by 40% and average maintenance costs / kWh increased by 19%. Additionally, during the year ended December 31, 2022, maintenance costs increased by 123% due to increased installed base and energy sold. This is a result of Allego's continued expansion of its portfolio of chargers, with a focus on ultra-fast chargers (including through the acquisition of Mega-E), which require higher operation and maintenance costs.
Gross profit and gross margin
Gross profit for the year ended December 31, 2022 decreased €9.8 million, or 57%, to €7.2 million compared to €17.0 million for the year ended December 31, 2021. The gross margin for the year ended December 31, 2022 decreased to 5% compared to 20% for the year ended December 31, 2021. This was driven primarily by an increase in energy prices throughout Europe during the year, without corresponding increases in prices charged to customers during the first half of 2022. As described above, revenue increased €16.5 million year-over-year as a result of rising electricity prices, compared to an increase in cost of sales of €17.0 million. In addition, there was an increase in inventory write-offs during 2022 of €3.3 million. The remaining decrease in margin was due to faster growth in lower-margin charging revenue compared to service revenue during the year.

Other income
Other income for the year ended December 31, 2022 decreased €7.1 million, or 66%, to €3.7 million compared to €10.9 million for the year ended December 31, 2021. The decrease in other income is due to the following factors:

(in € million)	2022
Other income for the year ended December 31, 2021	10.9
Increase in fair value gain on purchase option derivatives	1.0
Increase in income generated from the sale of CO2 tickets	4.1
Increase in loss on disposal of property, plant and equipment	(12.3)
Decrease in government grants	(1.8)
Other	1.9
Other income for the year ended December 31, 2022	3.8
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2022 amounted to €2.6 million, remaining relatively constant when compared to the year ended December 31, 2021 (€2.5 million).
General and administrative expenses
General and administrative expenses for the year ended December 31, 2022 decreased €5.9 million, or 2%, to €323.4 million compared to €329.3 million for the year ended December 31, 2021. The decreased general and administrative expenses is due to the following factors:

(in € million)	2022
General and administrative expenses for the year ended December 31, 2021	329.3
Decrease in employee benefit expenses	(39.9)
Decrease in legal, accounting and consulting fees	(135.1)
Increase in share-based payment expenses - SPAC	158.7
Increase in depreciation and amortization expenses	3.0
Increase in IT costs	1.7
Increase in insurance costs	6.8
Other	(1.1)
General and administrative expenses for the year ended December 31, 2022	323.4
The overall decrease in general and administrative expenses for the year ended December 31, 2022 is primarily driven by a decrease in legal, accounting and consulting fees incurred (2022: €73.9 million, 2021: €208.9 million) as well as a decrease in employee benefit expenses (2022: €65.1 million, 2021: €105.0 million). The decreases were a result of a reduction in share-based payment expenses following the termination of the First Special Fees Agreement in connection with the completion of the Business Combination in March 2022, whereas this agreement was in place for all of 2021. Share-based payment expenses amounted to €99.4 million in 2022 (2021: €291.8 million) of which €58.1 million (2021: €202.2 million) were recognized as legal, accounting and consulting fees and €41.2 million (2021: €89.6 million) were recognized as employee benefit expenses. The share-based payment expenses in 2022 related to the Second Special Fees Agreement and the Management Incentive Plan. This is offset by share-based payment expenses incurred in 2022 in relation to the Business Combination of €158.7 million (2021: €nil) representing costs of service in respect of the stock exchange listing for Allego Ordinary Shares.
Operating Loss
Operating loss for the year ended December 31, 2022 increased €11.1 million, or 4%, to €315.0 million compared to €303.9 million for the year ended December 31, 2021. The increased operating loss is mostly due to a decrease in gross profit and other income, offset by lower share-based payment expenses.

Finance income/(costs)

(in € million)	2022
Finance income/(costs) for the year ended December 31, 2021	(15.4)
Increase in finance costs on borrowings	(3.8)
Fair value gain on derivatives	4.9
Fair value gains on warrant liabilities	27.1
Other	(2.4)
Finance income/(costs) for the year ended December 31, 2022	10.3
Finance income/(costs) for the year ended December 31, 2022 increased €25.7 million, or 167%, to €10.3 million in income compared to €15.4 million in costs for the year ended December 31, 2021. The increased finance income is due to fair value gains generated by derivatives and warrant liabilities which are offset by increased interest expenses on senior debt as a result of the refinancing that occurred during the year ended December 31, 2022.
Loss before income tax
Loss before income tax for the year ended December 31, 2022 decreased €14.7 million, or 5%, to €304.7 million compared to €319.3 million for the year ended December 31, 2021. The increase in revenue and reduction in finance costs and general and other administrative expenses have been partially offset by increased cost of sales and lower other income. Finance income, as opposed to finance expense in 2021, was generated due to fair value gains on derivatives and warrant liabilities. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination.
Income tax

(in € million)	2022
Income tax for the year ended December 31, 2021	(0.4)
Additional current tax expense	(0.9)
Origination of temporary differences and tax losses	16.9
Derecognition of deferred tax assets	(16.3)
Income tax for the year ended December 31, 2022	(0.6)
For the year ended December 31, 2022, Allego recognized additional current tax expenses of €0.9 million mainly related to an additional tax expense for profitable countries of €0.3 million and the acquisition of MOMA €0.7 million. The decrease is further caused by the derecognition of deferred tax assets for €16.3 million and offset by the origination of temporary differences of €16.9 million. This resulted in an increase in income taxes of €0.2 million, or 81%, compared to the year ended December 31, 2021.
Loss for the year
Loss for the year ended December 31, 2022 decreased €14.4 million, or 4%, to €305.3 million compared to €319.7 million for the year ended December 31, 2021. The increase in revenue and reduction in finance costs and general and other administrative expenses has been partially offset by increased cost of sales and lower other income. Finance income, as opposed to finance expense in 2021, was generated due to fair value gains on derivatives and warrant liabilities. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination.

2021 versus 2020
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2021 and 2020:

	For the year ended December 31,		Year-over-year Change For the year ended December 31, 2021 to 2020
(in € million)	2021	2020	Change (€)	Change (%)
	(restated)[1]	(restated)[1]
Revenue	86.3	44.2	42.0	95%
Cost of sales	(69.3)	(39.0)	(30.3)	78%
Gross profit	17.0	5.3	11.8	223%
Other income/(expenses)	10.9	5.4	5.4	100%
Selling and distribution expenses	(2.5)	(3.9)	1.4	-37%
General and administrative expenses	(329.3)	(39.4)	(289.9)	735%
Operating loss	(303.9)	(32.7)	(271.2)	830%
Finance costs	(15.4)	(11.3)	(4.1)	37%
Loss before income tax	(319.3)	(43.9)	(275.4)	627%
Income tax	(0.4)	0.7	(1.0)	-151%
Loss for the year	(319.7)	(43.3)	(276.4)	639%
1 Refer to Note 2.7.24 in the accompanying consolidated financial statements for details regarding the restatement of comparative figures as a result of changes in accounting policies.
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
Charging sessions revenue for the year ended December 31, 2021 increased € 11.2 million, or 75%, to € 26.1 million compared to € 14.9 million for the year ended December 31, 2020. The increase was due to an increase in charging points as well as an increase in the utilization of the chargers. As at December 31, 2021, Allego operated owned charging stations predominantly in the Netherlands, Belgium, Germany, the Nordics and France. The charging stations installed during 2021 led to a revenue increase of € 2.2 million compared to the revenue for the year ended December 31, 2020. Furthermore, the average revenue per session for the year ended December 31, 2021 increased by 5%, which was caused by the increased average kWh consumption per session. The consumption increase was caused by an increase in the number of charging sessions and an increase in the average duration of charging sessions, driven by the growing number of new cars with extended battery capacity being sold during the period. The increase in average revenue per session was also due to higher sales prices per kWh on ultra-fast and fast chargers compared to slow chargers. The remaining increase was due to an increase in charging sessions at the charging points installed pre-2021.

Service revenue increased across all revenue streams during the year ended December 31, 2021. Service revenue from the sale of charging equipment for the year ended December 31, 2021 increased € 22.1 million, or 145%, to € 37.3 million compared to € 15.2 million for the year ended December 31, 2020. Service revenue from installation services increased € 7.2 million, or 59%, to € 19.5 million for the year ended December 31, 2021 from € 12.3 million for the year ended December 31, 2020. Service revenue from operation and maintenance of charging equipment was € 3.4 million for the year ended December 31, 2021, compared to € 1.9 million for the year ended December 31, 2020, an increase of € 1.5 million, or 79%. The increase in service revenue was primarily due to a strong growth in demand for B2B charging solutions and the continued development of the Mega-E roll out over Europe, which entailed creating charging infrastructure in a larger part of Europe. New contracts entered into during the year included a contract for the installation of five HPC locations along France’s A355 highway, a strategic partnership with Casino Group to develop and install over 250 HPC locations at 36 hypermarkets in France, a strategic partnership with Van der Valk Hotels to install HPC locations at more than 50 of their hotels in the Netherlands and Belgium, an agreement with REWE Nord to build more than 100 fast charging sites across their locations in Germany and a partnership with Carrefour for the development of over 200 charging locations across France.
Cost of sales1
Cost of sales for the year ended December 31, 2021 increased € 30.3 million, or 78%, to € 69.3 million compared to € 39.0 million for the year ended December 31, 2020. The increase in cost of sales was substantially due to the increase shown for the service revenue streams.
During the year ended December 31, 2021, Allego continued to expand its portfolio of chargers, which led to a decrease in the cost per session due to the maintenance costs being divided over a larger number of chargers and a larger number of charging sessions. Additionally, there was a positive impact to cost of sales because the cost of sales increased at a slower pace than revenue. This was due to the mix of projects for 2021 being different than for 2020 as several high gross margin projects were completed in 2021. However, this positive impact was offset due to increases in energy prices throughout Europe, especially in the second half year of 2021, which affected the cost of sales of revenue from charging sessions.
1 Refer to Note 2.7.24 in the accompanying consolidated financial statements for details regarding the restatement of comparative figures as a result of changes in accounting policies
Gross profit and gross margin1
Gross profit for the year ended December 31, 2021 increased € 11.8 million, or 223%, to € 17.0 million compared to € 5.3 million for the year ended December 31, 2020. While the increase in gross profit was driven by the overall increase in revenue, the gross margin of 20% for the year ended December 31, 2021 decreased compared to the gross margin of 12% for the year ended December 31, 2020. Although the gross margin increased due to the relative increase of specific revenue streams with higher gross margins as a percentage of total revenue, this effect was offset by a greater increase in cost of sales of revenue from charging sessions due to the increase in energy prices.
1 Refer to Note 2.7.24 in the accompanying consolidated financial statements for details regarding the restatement of comparative figures as a result of changes in accounting policies
Other income
Other income for the year ended December 31, 2021 increased € 5.5 million, or 102%, to € 10.9 million compared to € 5.4 million for the year ended December 31, 2020. The increase in other income was mostly due to a € 2.9 million fair value gain on purchase option derivatives and a € 3.0 million increase in the income generated from the sale of HBE certificates.
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2021 decreased € 1.4 million, or 36%, to € 2.5 million compared to € 3.9 million for the year ended December 31, 2020. The decrease was primarily attributable to reduced employee benefits expenses resulting from a restructuring plan which streamlined Allego’s operations. Implementation of the restructuring plan started in 2020.
General and administrative expenses1
General and administrative expenses for the year ended December 31, 2021 increased € 289.9 million, or 735%, to € 329.3 million compared to € 39.4 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily due to € 291.8 million (2020: € 7.1 million) share-based payment expenses for shares that were granted to an external consulting firm in the year ended December 31, 2020. € 202.2 million (2020: € 4.7 million) of these costs were recognized as legal, accounting and consulting fees and € 89.6 million (2020: € 2.4 million) of these costs were recognized as employee benefit expenses.
1 Refer to Note 2.7.24 in the accompanying consolidated financial statements for details regarding the restatement of comparative figures as a result of changes in accounting policies
Operating Loss
Operating loss for the year ended December 31, 2021 increased € 271.1 million, or 827%, to € 303.9 million compared to € 32.8 million for the year ended December 31, 2020. The increase in operating loss was mostly due to higher share-based payment expenses.
Finance costs
Finance costs for the year ended December 31, 2021 increased € 4.1 million, or 36%, to € 15.4 million compared to € 11.3 million for the year ended December 31, 2020. The increase in finance costs was mostly due to increasing interest expenses on shareholder loans due to accruing interest and increasing interest expenses on senior debt, as additional drawdowns were completed during the year ended December 31, 2021.
Loss before income tax
Loss before income tax for the year ended December 31, 2021 increased € 275.2 million, or 624%, to € 319.3 million compared to € 44.1 million for the year ended December 31, 2020. Although revenue increased, the gross margin remained relatively stable. Additionally, other income increased for the year ended December 31, 2021 compared to the year ended December 31, 2020. However, this increase in other income was offset by increased finance costs and general and administrative expenses resulting in an increased loss before income tax. The interest expenses on shareholder loans increased due to compounding interest. The interest on the senior debt facility increased due to additional drawdowns completed during the year ended December 31, 2021. The general and administrative expenses increased due to the increase in share-based payment expenses.
Income tax
For the year ended December 31, 2020, Allego recognized a deferred tax asset in Germany as it expected to realize taxable profits in the future, which resulted in a positive tax impact of € 0.7 million. For the year ended December 31, 2021 Allego recognized a deferred tax asset for its operations in Belgium as it expected to realize future taxable profits in the future. However, this was offset by the decrease in the deferred tax asset for its German operations as part of the previously recognized asset was utilized in 2021. For the year ended December 31, 2021, Allego realized profits on its operations in France, Norway and Sweden. Therefore, Allego recorded an income tax expense of € 0.2 million with respect to its profits in these countries. This resulted in a total tax impact of € 0.4 million. This resulted in a change in income taxes of € 1.1 million, or 157%, compared to the year ended December 31, 2020.
Loss for the year
Loss for the year ended December 31, 2021 increased € 276.3 million, or 638%, to € 319.7 million compared to € 43.4 million for the year ended December 31, 2020. The increase in loss was primarily due to higher share-based payment expenses, which are included in general and administrative expenses. Although revenue increased, the gross margin remained relatively stable. Additionally, other income increased for the year ended December 31, 2021, compared to the year ended December 31, 2020. However, this increase in other income is offset by increased finance costs and general and administrative expenses resulting in an increased loss before income tax. The interest expenses on shareholder loans increased due to compounding interest. The interest on the senior debt facility increased due to additional drawdowns completed during the year ended December 31, 2021. The increase in the loss for the year ended December 31, 2021 compared to 2020 was mainly driven by an increase in general and administrative expenses due to the increase in share-based payment expenses (refer to Note 11 (Share-based payments) of the consolidated financial statements included elsewhere in this Annual Report).

Interim Data
During the current year-end financial reporting process, the Company identified prior period accounting errors that impact the Company’s previously reported unaudited interim condensed consolidated financial statements as of June 30, 2022 (“Prior Period Financial Statements). As disclosed elsewhere in this Annual Report, including in Note 6 (Revenue from contracts with customers) of the consolidated financial statements, the Group entered into a strategic partnership with a PIPE Investor for future charging sessions. This partnership was entered into on the Closing Date in connection with the Business Combination Agreement. The Company previously accounted for the investment as an equity contribution in the Prior Period Financial Statements. However, the Company subsequently concluded that a portion of the cash received for the PIPE Investment should be accounted for as a contract liability in recognition of future services to be transferred to the customer.

The tables below set forth the impact of the error correction on the unaudited interim condensed consolidated statement of financial position as of June 30, 2022, and the unaudited interim condensed consolidated statement of cash flows for the six months ended June 30, 2022. The error had no impact on the unaudited interim consolidated statement of profit or loss or comprehensive income for the 2022 interim period.

Interim condensed consolidated statement of financial position as of June 30, 2022 (unaudited)

	2022
(in €‘000)	As Previously Reported	Adjustment	Revised
Total assets	371,932	—	371,932
Share premium	369,851	(3,358)	366,493
Total equity	97,590	(3,358)	94,232
Non-current contract liabilities	—	2,442	2,442
Current contract liabilities	5,953	916	6,869
Total liabilities	274,342	3,358	277,700
Total equity and liabilities	371,932	—	371,932

Interim condensed consolidated statement of cash flows for the six months ended June 30, 2022 (unaudited)

	2022
(in €‘000)	As Previously Reported	Adjustment	Revised
Cash generated from/(used in) operations	(91,620)	3,358	(88,262)
Net cash flows from/(used in) operating activities	(95,434)	3,358	(92,076)
Net cash flows from/(used in) investment activities	(41,826)	—	(41,826)
Proceeds from issuing equity instruments (PIPE financing)	136,048	(3,358)	132,690
Net cash flows from/(used in) financing activities	142,383	(3,358)	139,025
Net increase/(decrease) in cash and cash equivalents	5,123	—	5,123
Cash and cash equivalents at the end of the half-year	29,775	—	29,775
B.Liquidity and Capital Resources

Sources of Liquidity

The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations, including during 2022. and expects to continue to incur losses in the next twelve months from the date hereof. We believe this is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on bank financing. Our primary sources of liquidity have historically been bank borrowings, revenues from our various revenue streams, and the proceeds from the transactions related to the Business Combination, which was completed in the first quarter of 2022.

The Business Combination
On July 28, 2021, the Company and Spartan signed the Business Combination Agreement. On March 16, 2022, the Company consummated the Business Combination and became a publicly traded company on the NYSE. The Group received €146.0 million ($161.1 million) of gross proceeds (not inclusive of transaction expenses) from a combination of a PIPE offering of €136.0 million ($150.0 million) at €9.07 ($10.00) per share, along with €10.0 million ($11.1 million) of cash held in trust by Spartan after redemptions. Each of these amounts have been translated at the EUR/USD exchange rate as of March 16, 2022.

Additionally, we will receive the proceeds from any exercise of any Warrants in cash. At December 31, 2022, the Group had 13,799,948 Public Warrants and no Private Placement Warrants outstanding, after the private warrant holders exercised on a cashless basis all their warrants on April 15, 2022. Public Warrants entitle the holder to convert each warrant into one Ordinary Share at an exercise price of $11.50. The aggregate amount of proceeds could be up to $266.3 million if all Public Warrants are exercised for cash. We expect to use any such proceeds for general corporate purposes, which would increase our liquidity, but do not need such proceeds to fund our operations. We believe the likelihood that warrant holders will exercise their Public Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Public Warrants. As of May 15, 2023, the closing price of our Ordinary Shares was $2.19.

Borrowings
On July 28, 2022, the Group expanded its old €120.0 million facility by an additional €50.0 million through an accordion feature of the old facility with the group of lenders thereto. Under the original terms, the old facility was due to expire in May 2026.
Additionally, on December 19, 2022, the Group entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230.0 million to €400.0 million, to further support its growth. The renewed facility consists of:
a.€170.0 million used to settle the old facility;
a.up to €200.0 million to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
a.up to €30.0 million to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).

The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. The principal terms and conditions of the renewed facility are as follows:
•drawdown stop when conditions precedent are not met;
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the year ended December 31, 2022, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).

In December 2022, the Group completed two drawdowns on the renewed facility for a total amount of €279.2 million, of which €170.0 million was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility.

In parallel to the renewed facility, the Group entered into interest rate caps to hedge the interest rate risk on 65% of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 (Other financial assets) and Note 32 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report.

Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V.

The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio is June 30, 2023, and the first testing date of the leverage ratio is June 30, 2024.

In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

Additionally, there are covenant ratios set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop. Please refer to Note 25 (Borrowings) and Note 33 (Capital Management) of the consolidated financial statements included elsewhere in this Annual Report for more information.

Pledged balances
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets) and pledges on the shares in the capital of Allego Holding B.V. held by the Company.

The carrying amount of assets pledged as security for the renewed facilities as of December 31, 2022 is €66.8 million. Refer to Note 25 (Borrowings) of the consolidated financial statements included elsewhere in this Annual Report for more information.

Subsequent to year-end, from January to March, 2023, the Group pledged additional assets in relation to the renewed facility: the bank accounts of €4.8 million as at March 31, 2023 (presented as part of cash and cash equivalents), the trade and other receivables of €18.8 million as at March 31, 2023, and the shares in the capital of Allego Netherlands, Allego Germany and Allego France held by the Group. Refer to Note 37 (Subsequent Events) of the consolidated financial statements included elsewhere in this Annual Report for more information.

Going concern
We believe that our sources of liquidity and capital will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, we believe our cash flows from operations and renewed credit facility is sufficient for more than the next 12 months from the date hereof. This is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Further long-term envisioned growth more than 12 months out – in line with the Group’s strategy – including capital investments, development activities, and operations, may require additional financing. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. If we obtain additional capital by issuing equity, the interests of our existing shareholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all.
As of December 31, 2022, we were in compliance with the covenants under our the agreements governing our indebtedness.

Contractual Obligations and Commitments
As at December 31, 2022, significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities were €2.5 million. The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).

Additionally, our lease agreements provide for lease obligations – refer to Note 17 (Leases) of the consolidated financial statements included elsewhere in this Annual Report for more information.

Finally, for other information related to the Company’s future maturities of financial liabilities, refer to Note 32 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report for more information.

Treasury Policy
For information regarding the type of the Company’s financial instruments used, the maturity profile of debt, currency and interest rate structure, refer to Notes 30 (Financial Instruments), 31 (Fair value measurement), and 32 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report.

Liquidity Policy
As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements included elsewhere in this Annual Report, management had to estimate the expected cash flows for the next 12 months, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, the potential exercise of warrants and availability of other financial funding from banks, like those obtained in 2023. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.
Cash flows
The cash flows for the year ended December 31, 2022 are presented below and compared with the cash flows for the year ended December 31, 2021:

	Year ended December 31,
(in € million)	2022	2021	2020
Cash flows used in operating activities	(108.3)	(9.2)	(34.4)
Cash flows used in investing activities	(95.0)	(15.4)	(15.3)
Cash flows provided by (used in) financing activities	261.7	41.0	36.7
Net increase (decrease) in cash and cash equivalents	58.4	16.4	(13.0)
Cash flows used in operating activities
Cash used in operating activities for the year ended December 31, 2022 was €108.3 million compared to cash used in operating activities of €9.2 million during the year ended December 31, 2021 and €34.4 million during the year ended December 31, 2020.
During the year ended December 31, 2022, the cash used in operating activities primarily consisted of a net loss before income tax of €304.7 million, reduced by non-operating elements of €281.6 million, an increase in net operating assets of €72.7 million, interest paid of €9.2 million, an increase in proceeds from settlement of derivatives of €1.1 million, an increase in the payment of derivatives premiums of €4.1 million, and income taxes paid of €0.4 million.
The major components of non-operating elements related to loss on extinguishment and modification of debt of €4.6 million, other finance costs of €12.2 million, share-based payment expenses of €258.1 million, fair value losses/(gains) on derivatives of €3.8 million, fair value losses/(gains) on warrant liabilities of €27.1 million, depreciation, amortization and (reversal of) impairments of €27.2 million and net (gain)/loss on disposal of property, plant and equipment of €10.5 million. The increase in net operating assets was mainly due to an increase of €23.9 million in trade and other receivables, contract assets and prepayments, a decrease of €31.0 million in trade and other payables and contract liabilities, as well as an increase in inventory and other financial assets of €17.9 million.
During the year ended December 31, 2021, the cash used in operating activities primarily consisted of a net loss before income tax of €319.3 million, reduced by non-operating elements of €316.2 million, a decrease in net operating assets of €0.2 million, interest paid of €6.0 million and income taxes paid of €0.3 million. The major components of non-operating elements relate to finance costs, share-based payment expenses, fair value gains/(losses) on purchase options derivatives and depreciation, amortization and (reversal of) impairments of €15.3 million, €291.8 million, negative €2.9 million and €11.9 million, respectively. The decrease in net operating assets was mainly due to an increase of €28.6 million in trade and other payables and contract liabilities. This was partially offset by an increase of €21.3 million in trade and other receivables, contract assets and prepayments, an increase in inventory and other financial assets of €6.9 million and an decrease in provisions of €0.2 million.
During the year ended December 31, 2020, the cash used in operating activities primarily consisted of a net loss before income tax of €43.9 million, reduced by non-operating elements of €28.7 million, an increase in net operating assets of €14.7 million and interest paid of €4.5 million. The major components for non-operating elements relate to finance costs, share-based payment expenses and depreciation and amortization costs of €11.3 million, €7.1 million and €10.3 million, respectively. The increase in net operating assets was mainly due to an increase of €14.2 million in trade and other receivables, contract assets and prepayments and a decrease of €4.3 million in trade and other payables and contract liabilities. This is partially offset by a decrease in inventory and other financial assets of €3.7 million and an increase in provisions of €0.1 million.

Cash flows used in investing activities
Cash used in investing activities for the year ended December 31, 2022 was €95.0 million compared to €15.4 million during the year ended December 31, 2021. The year-over-year movement was primarily due to an increase in acquisition expenses of €68.4 million and increased purchases of property, plant and equipment of €16.8 million. This was partially offset by decreased proceeds from investment grants of €1.2 million, a decrease in the purchases of intangible assets of €5.2 million and a decrease in the payment of purchase option premiums of €1.5 million.
Cash used in investing activities for the year ended December 31, 2021 was €15.4 million compared to cash used in investing activities of €15.3 million during the year ended December 31, 2020. The year-over-year decrease was primarily due to a decrease in purchases of property, plant and equipment of €7.0 million and decrease in proceeds from investment grants of €1.5 million. This was partially offset by an increase in the purchases of intangible assets of €4.0 million as well as an increase in the payment of purchase option premiums of €1.5 million.
Cash flows provided by financing activities
Cash from financing activities for the year ended December 31, 2022 was €261.7 million compared to cash used in financing activities of €41.0 million during the year ended December 31, 2021. The year-over-year increase was primarily due to proceeds from issuing equity instruments of €142.8 million, and an increase in proceeds from borrowings of €114.9 million. This was partially offset by an increase in the payment of transaction costs of €11.5 million, an increase in repayment of borrowings of €23.4 million, and an increase in the payment of the principal portion of lease liabilities of €2.0 million.
Cash from financing activities for the year ended December 31, 2021 was €41.0 million compared to cash used in financing activities of €36.7 million during the year ended December 31, 2020. The year-over-year increase was primarily due to an increase in proceeds from borrowings of €6.0 million. This was partially offset by an increase in the payment of principal portion of lease liabilities of €1.6 million and an increase in the payment of transaction costs of €0.1 million.
Contractual Obligations and Commitments
Significant expenditures for charging stations and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2022 was €2.5 million (December 31, 2021: €2.3 million). Allego uses these assets either as its own charging stations (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory). Allego is not a party to any other off-balance sheet arrangements.
Non-IFRS Financial Measures
This Annual Report includes the following non-IFRS financial measures: “EBITDA”, “Operational EBITDA”, “gross profit excluding depreciation and amortization”, and “free cash flow”. Allego believes EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are measures used internally to establish forecasts, budgets, and operational goals to manage and monitor its business. We present the non-IFRS measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the non-IFRS measures as a reasonable basis for comparing our ongoing results of operations. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation, amortization and impairments. Allego defines Operational EBITDA as EBITDA further adjusted for share-based payment expenses, transaction costs, bonus payments to consultants, fair value gain/(losses) on certain derivatives, reorganization and severance costs, certain business optimization costs, and lease buyouts. Allego defines gross profit excluding depreciation and amortization as gross profit before depreciation and amortization expenses. Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from/repayments of investment grants.
EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31
(in € millions)	2022	2021	2020
Loss for the year	(305.3)	(319.7)	(43.3)
Income tax	0.6	0.4	(0.7)
Finance costs	(10.3)	15.4	11.3
Amortization and impairments of intangible assets	3.7	2.7	3.7
Depreciation and impairments of right-of-use assets	6.7	3.4	1.8
Depreciation, impairments and reversal of impairments of property, plant and equipment	16.7	5.6	4.8
EBITDA	(287.8)	(292.2)	(22.4)
Fair value gains/(losses) on derivatives (purchase options)	(3.9)	(2.9)	—
Share-based payment expenses	258.1	291.8	7.1
Transaction costs	8.9	11.8	—
Bonus payments to consultants	—	0.6	—
Lease buyouts	—	—	0.1
Business optimization costs	26.5	—	1.8
Reorganization and severance	0.5	0.1	3.8
Operational EBITDA	2.3	9.3	(9.6)

Cash generated from/(used in) operations	(108.3)	(9.2)	(34.4)
Capital expenditures	(27.1)	(15.6)	(18.4)
Proceeds from/(repayment of) investment grants	0.5	1.7	3.2
Free cash flow	(134.9)	(23.1)	(49.6)

Gross profit	7.2	17.0	5.3
Depreciation expenses included in gross profit	17.4	5.5	4.6
Amortization expenses included in gross profit	2.9	2.6	3.4
Gross profit excluding depreciation and amortization	27.6	25.2	13.3
C.Research and Development, Patents and Licenses, etc.
Please refer to “Item 4.B. Business—Research and Development” and “Item 4.B. Business—Intellectual Property”.
D.Trend Information
Please refer to “Item 5.A. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Operating Results.”
E.Critical Accounting Estimates
The discussion and analysis of Allego’s financial condition and results of operations is based upon financial statements which have been prepared in accordance with IFRS. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to charging station depreciable lives, impairment of financial assets, share-based compensation and the recognition of deferred tax assets. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. Allego’s actual results may differ from those estimates. See Note 2 (Significant accounting policies) to the audited consolidated financial statements included elsewhere in this Annual Report for additional description of the significant accounting policies that have been followed in preparing Allego’s financial statements. The accounting policies described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.
Revenue Recognition:
Allego recognizes revenue from the following activities:
•Revenue from charging sessions;
•Revenue from the sale of charging equipment to customers;
•Revenue from installation services; and
•Revenue from the operation and maintenance of charging equipment owned by customers.
•Revenue from consulting services
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
Sale of charging equipment: Allego has determined that the sale and installation of the equipment constitutes two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight forward, and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin. Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:
•the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or
•the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested Allego to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment
Installation services: Revenue from installation of charging equipment is recognized over time. Allego uses an input method in measuring progress of the installation services because there is a direct relationship between Allego’s effort and the transfer of service to the customer. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided.
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
Consulting services: The Group recognizes revenue from providing consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered. Revenue is recognized over time using the input variable method as a measure of progress.

In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.
Business combinations
Allego accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business as per IFRS 3 and control is transferred to Allego. To determine whether a particular set of activities and assets is a business, Allego assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether outputs can be produced.
The cost of an acquisition is measured at the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, Allego elects whether to measure non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
Any contingent or deferred consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent or deferred consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent or deferred consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the consideration are recognized in the consolidated statement of profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of Allego’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated statement of profit or loss.
In the event of an asset acquisition, Allego applies the guidance prescribed by IFRS 3 and allocates the cost of the transaction to the assets acquired and liabilities assumed based on their relative fair values at the date of purchase with no goodwill recognized. For any identifiable asset or liability initially measured at an amount other than cost, Allego initially measures that asset or liability at the amount specified in the applicable IFRS Standard. Allego then allocates the residual transaction price to the remaining identifiable assets and liabilities based on their relative fair values at the date of the acquisition.
Business Combination Agreement
The Business Combination is not within the scope of IFRS 3 Business Combinations as Spartan does not meet the definition of a business as per IFRS 3. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment and was accounted for as a recapitalization in which Allego issued shares in exchange for the net assets of Spartan.

The excess of fair value of Allego Ordinary Shares issued over the fair value of Spartan’s identifiable net assets was treated as costs for the service of obtaining a listing and expensed during the reporting period in which the transaction occurred.

Additionally, Allego Ordinary Shares were issued with respect to the PIPE offering. Allego received a total of €136 million in cash and cash equivalents in return for issuing 15 million Allego Ordinary Shares. Allego also entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. The remaining difference between the value of the proceeds on the date of the merger and the nominal value of the shares has been accounted for as share premium. Further details are disclosed in the audited consolidated financial statements.

Furthermore, Allego Ordinary Shares were issued to Madeleine and E8 Investor based on their relative shareholding percentage in Allego Holding immediately before the capital reorganization. This increase in share capital has been offset by a reduction in share premium of the same amount.

Consolidation of Mega-E
On July 28, 2021, the Allego Group and Meridiam EM SAS — an indirectly wholly-owned subsidiary of Meridiam SAS, Allego’s then ultimate parent — entered into a call option (the “Mega-E Option”) agreement to acquire 100% of the share capital of Mega-E. Allego paid no consideration for the option. The purchase price under the option amounted to €9.5 million in accordance with the Mega-E Option agreement. The call option was exercisable by Allego at the earliest on January 15, 2022, and within the six-month period thereafter.

Until March 16, 2022, the exercise of the call option by Allego was conditioned upon completion of the Business Combination. On March 16, 2022, Allego consummated the Business Combination, thereby becoming able to exercise its call option right pursuant to the terms of the Mega-E Option agreement. Therefore, Allego reassessed its control assessment over Mega-E.

The Mega-E Option provided Allego with potential voting rights, which are considered substantive as of March 16, 2022, because as of that date all conditions under the Mega-E Option were met and Allego was able to exercise its rights thereunder. Allego concluded that these potential voting rights provided them with control over Mega-E. The acquisition of Mega-E by Allego is not considered to be a business combination within the scope of IFRS 3 as Mega-E does not meet the definition of a business as it does not contain any substantive processes. The acquisition of Mega-E has therefore been accounted for as an asset acquisition in Allego’s consolidated financial statements.
Acquisition of MOMA
On June 7, 2022, Allego acquired shares representing 100% of the share capital of MOMA – an unlisted software company based in France and current service provider for the Group’s EV Cloud platform. This constitutes a Business Combination (specifically referred to as the “MOMA acquisition”) as defined in terms of IFRS 3 Business Combinations, thus the transaction has been accounted for by Allego using the acquisition method of accounting in accordance with IFRS 3. Allego has considered the following main judgements:

Purchase price allocation
Assets and liabilities of subsidiaries acquired are included at their fair value at the acquisition date. Some assets, namely the investment in equity securities, customer relationships and goodwill at acquisition date had fair values that differed significantly from its carrying values as detailed in Allego’s audited consolidated financial statements.

Goodwill
The excess of the purchase price over the fair value of the identifiable assets and liabilities is recorded as goodwill. An impairment assessment is performed at least once annually, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. Such impairment assessments require management to make significant estimates and assumptions, which are further detailed in the consolidated financial statements.
Valuation of share-based payment awards
First Special Fees Agreement
A first share-based payment arrangement was provided to E8 Investor via the First Special Fees Agreement. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11.1 (First Special Fees Agreement) in the consolidated financial statements included elsewhere in this Annual Report. The fair value of the share-based payment arrangement granted under the First Special Fees Agreement was recognized as an expense, with a corresponding increase in accumulated deficit. The total amount to be expensed was determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.
For the First Special Fees Agreement, the expense was recognized over the service period. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. For the measurement of the fair value of equity-settled transactions with E8 Investor under the First Special Fees Agreement at the grant date (and subsequent measurement dates to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services), Allego uses a valuation model which takes into account how the fees payable in cash and equity instruments will depend on the equity value of Allego at the time of a future liquidity event as defined in the First Special Fees Agreement.
Second Special Fees Agreement
A second share-based payment arrangement is provided to E8 Investor via the Second Special Fees Agreement. For more information, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” and Note 11.2 (Second Special Fees Agreement) in the consolidated financial statements included elsewhere in this Annual Report. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with a corresponding increase in accumulated deficit as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to Allego during the reporting period and as a result, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.
For the Second Special Fees Agreement, the expenses are recognized over the service periods. Allego may revise its estimate of the length of the service period, if necessary, if subsequent information indicates that the length of the service period differs from previous estimates. This may result in the reversal of expenses if the estimated service period is extended.
For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Special Fees Agreement at the grant date (and subsequent measurement dates until the novation of the Second Special Fees Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, Allego uses a valuation model which takes into account how the fees payable in cash will depend on the equity value following future equity injection events as defined in the Second Special Fees Agreement. The same valuation model is used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Special Fees Agreement for measurement dates subsequent to the novation of the Second Special Fees Agreement.

The assumptions and model used for estimating the fair value for share-based payment transactions under the First and Second Special Fees Agreements are disclosed in Note 11.1 (First Special Fees Agreement) and Note 11.2 (Second Special Fees Agreement) to the consolidated financial statements included elsewhere in this Annual Report.
Management Incentive Plan
A share-based payment arrangement is in place related to the Management Incentive Plan. As part of this plan, a key management employee was granted options, with performance vesting criteria attached to some of these options.
The grant date fair value of grant options is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.
The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, Allego revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
The grant options and performance options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
As the exercise price applicable to the options is negligible, no specific option-pricing models are used by Allego and the fair value of options granted under Allego’s management incentive plan is determined by reference to the fair value of Allego’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions (e.g.

operational EBITDA, financing targets, compliance and reporting, engagement with investors and remaining an employee of the company over a specified time period). The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
Impairment of non-financial assets (including goodwill)
At each reporting date, Allego assesses an asset or a group of assets for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event Allego compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal.
Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. In such case the carrying amount of goodwill is compared with the recoverable amount of the Cash Generating Units ("CGU") it was allocated to, which is the higher of the CGU’s value in use and the CGU’s fair value less cost to sell.
Allego uses a discounted cash flow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
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
Valuation of warrant liabilities
Public and Private Placement Warrants originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the Business Combination Agreement into a right to acquire one Allego Ordinary Share on substantially the same terms as were in effect immediately prior to the closing date.
On the closing date of the Business Combination Agreement (March 16, 2022), Allego issued Warrants to registered holders of Spartan’s Public and Private Placement Warrants in exchange for the originally issued Warrants. Allego assumed and continues to hold these Warrants on the same terms as before (unless the options were exercised during the period).
According to management’s assessment, the Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.
Fair value valuations require management to make significant estimates and assumptions regarding the measurement of the Warrant derivative liabilities. The Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using a binomial tree framework. As at December 31, 2022, the Warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs. On April 15, 2022, the Private Placement Warrants were exercised with the fair value on that date being determined based on quoted market inputs such as the spot price per share. For further details regarding the inputs and assumptions inherent in the Warrants’ valuation models used refer to the consolidated financial statements included elsewhere in this Annual Report.
Valuation of purchase options
During the year ended December 31, 2021, Allego entered into two purchase option agreements to acquire an unlisted software company, MOMA, and into a purchase option agreement to acquire Mega-E. The fair value of the purchase options recorded in the consolidated statement of financial position cannot be measured based on quoted prices in active stock markets. Their fair value is therefore measured using an option pricing model, i.e. Black-Scholes pricing model. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing the fair value. Judgements include considerations of inputs such as the market value of the underlying assets (i.e., spot price per share) and volatility. Changes in assumptions relating to these factors could affect the reported fair value of the purchase options.
Due to the exercise of the MOMA options and the consolidation of Mega-E, as of December 31, 2022, these options are not recognized on the consolidated statement of financial position.
Related Party Transactions
See Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions” for more information regarding transactions with related parties.
Recent Accounting Pronouncements
See Note 2 (Significant accounting policies) to the consolidated financial statements included elsewhere in this Annual Report for more information regarding recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, material weaknesses were identified in its internal control over financial reporting. See the subsection entitled “Item 3.B. Risk Factors—Allego has identified, and has previously identified, material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price” and “Item 15.Controls and Procedures”.
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

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position
Mathieu Bonnet	49	Chief Executive Officer and Director
Ton Louwers	57	Chief Financial Officer
Alexis Galley	58	Chief Technical Officer
Jane Garvey	79	Director
Christian Vollmann	45	Director
Julia Prescot	64	Director
Julien Touati	41	Director
Thomas Josef Maier	64	Director
Patrick Sullivan	63	Director
Ronald Stroman	71	Director
Thierry Déau	53	Temporary Director
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

Ton Louwers has served as Chief Financial Officer of Allego since September 2021. Mr. Louwers previously worked for a small dredging company in the Netherlands, which he departed when he was asked to assist Alliander in the divestment of the business now operated under Allego Holding. Initially offering support to Allego’s management in 2018, Mr. Louwers soon took over as the interim Chief Financial Officer until Meridiam S.A.S (together with its subsidiaries and affiliates, “Meridiam”) closed the acquisition. He soon shifted focus to Operations and served as Chief Operating Officer until taking the Chief Financial Officer position again in September 2021. Previously, Mr. Louwers served as Chief Financial Officer for the Nordic Division of Royal Imtech, and Chief Financial Officer for Royal Imtech’s Benelux Division. He has also served as Chief Financial Officer of the industrial service company Hertel and Chief Financial Officer for the Netherlands at Thales, in addition to numerous other positions. Mr. Louwers graduated from the University of Amsterdam and holds a Masters in Business Economics, followed by a post-graduate degree as a chartered accountant.
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
Patrick T. Sullivan has served as a director on our Board since Closing and served as a partner at PricewaterhouseCoopers LLP (“PwC”) from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan obtained his B.S. in Business Administration from the University of Maryland.
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
Thierry Déau has served as a temporary director of our Board since October 13, 2022 and is Chairman and Chief Executive Officer of Meridiam. He founded Meridiam, an independent investment firm specialized in the development, financing and management of long-term and sustainable infrastructure projects in 2005. Managing over $19 billion of assets, the firm has to date more than 100 projects under development, construction or in operation. Prior to Meridiam, Mr. Déau worked for France’s Caisse des Dépôts et Consignations where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Mr. Déau is currently a board member of Fondation des Ponts, Chairman of Archery for Inclusive Leadership and founder of Africa Infrastructure fellowship program Foundation (AIFP Foundation). In addition, he is a founding member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, a member of Prince of Wales’ Sustainable Markets Council for the Commonwealth, and honorary chairman of the Long Term Infrastructure Association (LTIIA). Mr. Déau graduated from École Nationale des Ponts et Chaussées engineering School.
B.Compensation
Our policy concerning the compensation of the directors shall be determined with due observance of the relevant statutory requirements and applicable company policies.
Currently, Allego pays Non-Executive Directors an annual base fee of $100,000 payable per annum. The Lead Non-Executive Director is entitled to an additional fee of $25,000 for the additional duties and responsibilities related to that role, payable per annum. Allego also pays each Non-Executive Director serving on one of Allego’s committees of the board an additional fee as set forth below:
•Audit Committee—$25,000 (chairperson), $10,000 (other members)
•Compensation Committee—$25,000 (chairperson), $10,000 (other members)
•Nominating and Corporate Governance Committee—$25,000 (chairperson), $10,000 (other members)
The Allego Board shall submit proposals concerning compensation arrangements for the Allego Board in the form of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares to the General Meeting for approval. This proposal must at least include the number of Allego Ordinary Shares or rights to subscribe for Allego Ordinary Shares that may be awarded to the Allego Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.
Historical Compensation
Historical Executive and Non-Executive Directors
The following table summarizes the compensation received by the members of the Allego Board from Allego for the year ended December 31, 2022:

Executive director (in €‘000)	Base compensation (1)	Additional benefits(2)	Pension expenses	Share-based payments(3)	Total
M.J.J. Bonnet (CEO)	1,441	81	—	—	1,522
(1)Base compensation represents the cash compensation paid annually to our CEO and statutory director (or his companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Additional benefits include reimbursement of housing expenses.
(3)Certain of Allego’s executive officers have received and may in the future receive additional share-based compensation from E8 Investor, including in connection with the employment agreement with Mathieu Bonnet. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.

Non-executive directors (in €‘000)***	Board of directors membership	Committee membership	Total
J.C. Garvey*	—	—	—
J.M. Touati*	—	—	—
C. Vollman	78	8	86
J.E. Prescot*	—	—	—
T.J. Maier	78	8	86
P.T. Sullivan	78	27	105
R.A. Stroman	78	20	98
S.V.F. Lagumina**	—	—	—
T.E. Déau*	—	—	—
Total	312	63	375
* Please note that Ms. Jane Garvey, Mr. Julien Touati, Ms. Julia Prescot, Mr. Thierry Déau and Ms. Sandra Lagumina are employed by Meridiam SAS and did not receive compensation for their Allego Board of Directors activities.
** Ms. Sandra Lagumina resigned on July 31, 2022.
*** Amounts are based on the annual fees prorated for the length of service and translated at the average EUR/USD exchange rate for the financial year ended December 31, 2022.
Historical Executive Officers
For the fiscal year ended December 31, 2022 (“Fiscal 2022”), Allego’s executive officers were:
•Mathieu Bonnet, Chief Executive Officer
•Ton Louwers, Chief Financial Officer
•Alexis Galley, Chief Technology Officer
Historical Compensation of Allego’s Executive Officers
The amount of compensation paid, and benefits in kind granted, to Allego’s executive officers for the year ended December 31, 2022 is described in the table below (excluding the CEO, whose compensation is included in the discussion of the compensation earned by the Allego Board above). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Allego’s home country and is not otherwise publicly disclosed by Allego.

All executive officers (excluding CEO)	(in € ‘000)
Base compensation(1)	2,418
Share-based compensation(2)	14,361
Additional benefit payments(3)	31
Total compensation	16,810
(1)Base compensation represents the cash compensation paid annually to our executive officers (or their companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Share-based compensation includes payments made by Allego under the Management Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11 (Share-based payments) to the consolidated financial statements elsewhere in this Annual Report. Additionally, certain of Allego’s executive officers have received and may in the future receive additional share-based compensation from E8 Investor, in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.
(3)Additional benefits include reimbursement of car and housing expenses.

Management Incentive Plan
The Allego Board and the Compensation Committee adopted the management incentive plan ("MIP") on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, while enabling it to attract, retain, incentivize and reward individuals who will contribute to its long-term success. The plan includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months, and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period. The granted options carry no dividend or voting rights. As of December 31, 2022, there was one participant in the MIP.
Long Term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long Term Incentive Plan ("LTIP") on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years.
As it relates to the LTIP for Allego executive officers, options may be granted annually and would be exercisable after two years. The amount of options issued under the LTIP are based on four equally-weighted criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the Board. Targets are set annually.
As of December 31, 2022, no awards were issued under the LTIP.
C.Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of the Allego Board. We currently have a classified board of directors, with two directors in Class I (Thomas Maier and Christian Vollman) which will expire in 2023, three directors in Class II (Jane Garvey and Patrick Sullivan), which will expire in 2024, and four directors in Class III (Mathieu Bonnet, Julien Touati, Julia Prescot and Ronald Stroman), which will expire in 2025. Additionally, Thierry Déau is currently serving as a temporary director, with his term expiring in 2023.
Foreign Private Issuer Status
Allego was formed under the laws of the Netherlands in 2021. The majority of Allego’s outstanding voting securities are directly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of Allego’s executive officers or directors, and, following the consummation of the Business Combination Allego’s assets are located, and its business is principally administered, outside of the United States. As a result, Allego reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Allego on June 30, 2023. For so long as Allego qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and imposing liability for insiders who profit from trades made within a short period of time;
•the rules under the Exchange Act requiring the filing with the SEC of an annual report on Form 10-K (although we will file annual reports on a corresponding form for foreign private issuers), quarterly reports on Form 10-Q containing unaudited financial and other specified information (although we will file semi- annual reports on a current reporting form for foreign private issuers), or current reports on Form 8-K, upon the occurrence of specified significant events;
•requirements to follow certain corporate governance practices, and may instead follow home country practices; and

•Regulation Fair Disclosure or Regulation FD, which regulates selective disclosure of material non-public information by issuers.
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
Board Committees
The Allego Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy and Business Committee. Each committee has a charter that has been adopted by the Allego Board. Each committee has the responsibilities described below.
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
The Audit Committee operates under a written charter adopted by the Allego Board. The primary purposes of Allego’s Audit Committee under the committee’s charter are to assist the Allego Board’s oversight of, among other things, the following:
•audits of Allego’s financial statements;
•the integrity of Allego’s financial statements;
•our process relating to risk management and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;
•the qualifications, engagement, compensation, independence and performance of Allego’s independent auditor; and
•the performance of Allego’s internal audit function.
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

The Compensation Committee operates under a written charter adopted by the Board of Directors. The primary purposes of Allego’s Compensation Committee under the committee’s charter is to assist the Allego Board in overseeing our compensation policies and practices, including:
•determining and/or approving and recommending to the Allego Board for its approval the compensation of Allego’s executive officers and directors; and
•reviewing and approving and recommending to the Allego Board for its approval incentive compensation and equity compensation policies and programs.
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
The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors. The primary purposes of Allego’s Nominating and Corporate Governance Committee under the committee’s charter includes:
•identifying, screening and recommending for appointment to the Allego Board individuals qualified to serve as directors;
•developing, recommending to the Allego Board and reviewing Allego’s Corporate Governance Guidelines;
•coordinating and overseeing the self-evaluation of the Allego Board and its committees; and
•reviewing on a regular basis the overall corporate governance of Allego and recommending improvements to the Allego Board where appropriate.
Strategy and Business Committee
In addition to the above committees, the Allego Board has established a Strategy and Business Committee, composed of Mathieu Bonnet, Christian Vollmann, Julien Touati and Julia Prescot, and Mr. Touati serves as the Chair. The primary purposes of Allego’s Strategy and Business Committee under the committee’s charter includes:
•preparing the business plan including a gap analyses;
•formulating and recording Allego’s objectives mentioned in the business plan;
•reporting about strategic developments;
•overseeing Allego’s strategy and business development; and
•submitting proposals to the Allego Board and reviewing possible acquisitions, divestments, joint ventures and other corporate alliances of Allego.
D.Employees
As of December 31, 2022, we had approximately 220 employees globally. None of these employees are represented by a labor union and we consider our relationship with our employees to be good.
E.Share Ownership
Ownership of Allego Ordinary Shares by the directors and executive officers of Allego as a group is set forth in “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders" of this Annual Report.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The table below sets forth information regarding the beneficial ownership of Allego Ordinary Shares.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has a beneficial ownership of a security if, she or it possess sole or shared voting or investment power over that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Allego Ordinary Shares beneficially owned by them. Except as otherwise indicated the address for each shareholder listed below is Westervoortsedijk 73 KB, 6827 AV Arnhem , the Netherlands.
The percentages in the table below are computed on the basis of 267,177,592 Allego Ordinary Shares issued and outstanding.

Name and Address of Beneficial Owner	Number of Allego Ordinary Shares		Percentage Of Allego Ordinary Shares
Madeleine	238,935,061	(1)	89.4%
E8 Investor	41,097,994	(2)	15.4%
Spartan Acquisition Sponsor III	18,706,989	(3)	7.0%
All Allego directors and executive officers as a group	*	(4) (5)	*
* Less than one percent of outstanding Allego Ordinary Shares
(1)According to a Schedule 13G filed on February 10, 2023, Madeleine has sole voting and dispositive power over 197,837,067 Allego Ordinary Shares it directly holds. With respect to 41,097,994 Allego Ordinary Shares held by E8 Investor, Madeleine also has, as a result of a power of attorney agreement, sole voting power over all of such shares and shared dispositive power over 26,584,264 of such shares. Meridiam, as the manager of the indirect parent entities of Madeline (and Emmanuel Rotat, as managing director of Meridiam) has shared voting and dispositive power over the Ordinary Shares beneficially owned by Madeleine. The address of the principal business office of Madeline is Zuidplein 126, WTC, Tower H, Floor 15, Amsterdam, Netherlands, 1077 XV. The principal business office of Meridiam and Mr. Rotat is 4 place de l’Opera 75002 Paris, France.
(2)According to a Schedule 13G filed February 9, 2023, E8 Investor, Bruno Heintz and Jean-Marc Oury have shared dispositive power over 41,097,994 Allego Ordinary Shares. Investment decisions with respect to Allego Ordinary Shares held by E8 Investor are made jointly by Mr. Heintz and Mr. Oury. The registered office of E8 Investor, Mr. Heintz and Mr. Oury is 75 avenue des Champs-Élysées, 75008 Paris.
(3)According to a Schedule 13G filed February 13, 2023, (i) AP Spartan Energy Holdings III (PPW), LLC (“AP PPW”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (ii) AP Spartan Energy Holdings III, L.P. (“AP Spartan”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (iii) AP Spartan Energy Holdings III (PIPE), LLC (“PIPE Holdings”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (iv) Apollo Natural Resources Partners (P2) III, L.P. (“ANRP (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (v) ANRP III (NGL Debt), L.P. (“NGL Debt”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (vi) ANRP III Intermediate Holdings II, L.P. (“ANRP Intermediate”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (vi) Apollo ANRP Advisors III (P2), L.P. (“ANRP Advisors (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (vii) Apollo ANRP Advisors III, L.P. (“ANRP Advisors”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (viii) Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (ix) APH Holdings, L.P. (“APH Holdings”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, and (x) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares. AP PPW, AP Spartan and PIPE Holdings each hold Allego Ordinary Shares. ANRP (P2) and ANRP Intermediate are the members of AP PPW. ANRP (P2) and NGL Debt are the members of PIPE Holdings. ANRP Advisors (P2) is the general partner of ANRP (P2). ANRP Advisors is the general partner of each of AP Spartan, ANRP Intermediate and NGL Debt. ANRP Capital Management is the general partner of ANRP Advisors and ANRP Advisors (P2). APH Holdings is the sole member of ANRP Capital Management. Principal Holdings III GP is the general partner of APH Holdings. Scott Kleinman, Marc Rowan and James Zelter are the directors of Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the securities held of record by AP PPW, AP Spartan and PIPE Holdings The address of the principal business office of each of AP PPW, PIPE Holdings, AP Spartan, ANRP (P2), ANRP Intermediate and NGL Debt is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the principal business office of each of ANRP Advisors, ANRP Advisors (P2) and Principal Holdings III GP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008. The address of the principal business office of each of ANRP Capital Management and APH Holdings is One Manhattanville Road, Suite 201, Purchase, New York, 10577.
(4)See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—E8 Arrangements—Additional E8 Arrangements” for a description of the fees Messrs. Bonnet and Galley are entitled to receive from E8 Investor, if any, relating to the Special Fees Agreements.
(5)Mr. Déau, Mr. Touati, Ms. Garvey and Ms. Prescott are affiliated with Meridiam. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”.
All of Allego Ordinary Shares have the same voting rights and no major shareholder of Allego has different voting rights. Based on the information in Allego’s shareholder register, as of May 12, 2023, 267,177,592 Allego Ordinary Shares were issued and outstanding, of which 27,692,531 were held by 7 record holders in the United States. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B.Related Party Transactions

E8 Arrangements
Performance Fees Agreement
Under the Performance Fees Agreement, dated December 16, 2020, as amended, by and between Madeleine and E8 Investor (the “Performance Fees Agreement”), E8 Investor provided assistance and support to Allego Holding and its subsidiaries in connection with negotiating and securing certain commercial contracts. In exchange for such services, E8 Investor is entitled to receive certain fees, ranging between 2.3% and 2.7% of the net value of those contracts, with 40% of those fees payable upon execution and the remaining 60% being linked to gross margin targets. The Performance Fees Agreement was amended on April 29, 2021 so that the performance compensation is limited to a specified list of contracts. The agreement was novated from Madeleine to Allego Holding on August 10, 2021.
First Special Fees Agreement
On December 16, 2020, Allego Holdings' then immediate parent entity — Madeleine — entered into a first agreement (the “First Special Fees Agreement”), pursuant to which E8 Investor provided services to the Group relating to the strategic and operational advice for one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). The Special Fees Agreement was set to terminate on December 31, 2023. As consideration for the services provided pursuant to the First Special Fees Agreement, E8 Investor was entitled to fees payable by Madeleine in cash (“Part A”) and in shares (“Part B”) based on the value of the Group in relation to future Liquidity Events. The amount of the Part A fees was to be paid directly after the closing of a Liquidity Event. Part B of the fees provided the consulting firm the right, prior to closing, to subscribe for new shares to be issued by an Allego group company at the nominal value of such shares.
E8 Investor was only entitled to cash and shares if the equity value at closing was at least 20% higher than the initial equity value of Allego Holdings provided for in the First Special Fees Agreement as at December 16, 2020. The number of shares that E8 Investor may subscribe for was to be determined based on the equity value of Allego Holding at closing. The maximum number of shares that the consulting firm was entitled to acquire under the original First Special Fees Agreement was equal to 10% of the share capital of the applicable Allego group company.
In January 2021, the First Special Fees Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. In April 2021, the First Special Fees Agreement was amended whereby E8 Investor was entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such admission occurred, E8 Investor had the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of Allego Holding or the relevant Allego group company. Additionally, the First Special Fees Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group.

On July 28, 2021, Spartan and the Company signed the Business Combination Agreement. Madeleine and E8 Investor were also parties to the Business Combination Agreement. On February 28, 2022, the Business Combination Agreement was amended whereby the parties modified the thresholds that determine whether the Part A fees under the First Special Fees Agreement payable to E8 Investor will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions of Spartan shares that will occur as part of Business Combination.
On March 16, 2022, in connection with the Business Combination Agreement, and before the Closing, 22 ordinary shares of Allego Holding at a par value of €1 per share were issued to E8 Investor. On the same day, pursuant to the Business Combination Agreement, each share of Allego Holding held by E8 Investor was exchanged for Allego Ordinary Shares in accordance with the Business Combination Agreement. Consequently, E8 Investor owns 41,097,994 Allego Ordinary Shares.
Certain directors and officers of the Company received compensation from E8 Investor in the form of a fixed percentage of the total benefits that E8 Investor generated under the First Special Fees Agreement. See “—Additional E8 Arrangements” below.
During the year ended December 31, 2022, E8 Investor did not receive any additional payments pursuant to the First Special Fees Agreement (2021: €0.6 million as incidental, non-recurring and one-time bonus for the services rendered in connection with their strategic and operational advice).
The First Special Fees Agreement was terminated in connection with the Business Combination.

Second Special Fees Agreement

On February 25, 2022, Allego Holdings' then immediate parent entity — Madeleine — entered into the second agreement (the “Second Special Fees Agreement”) with E8 Investor. The purpose of this Second Special Fees Agreement is to compensate E8 Investor for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, E8 Investor is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each an “Equity Injection”).

On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable (the “Relevant Percentage”) for equity injections subsequent to the first Equity Injection.

On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), with all the other terms of the Second Special Fees Agreement remaining the same.

Certain directors and officers of the Company are entitled to compensation from E8 Investor in the form of a fixed percentage of the total benefits that the external consulting firm will generate under the Second Special Fees Agreement, including any amendments. See “—Additional E8 Arrangements” below.
Additional E8 Arrangements
Messrs. Bonnet and Galley are each party to a letter agreement with E8 Investor entitling entities affiliated with Mr. Bonnet and Mr. Galley to receive 30% and 4.5%, respectively, of the revenues (net of all taxes) received by E8 Investor, if any, from the Special Fees Agreements. These entities received €26.9 million under this letter agreement during the year ended December 31, 2022 (2021: €89.6 million)
E8 Investor, in its role as a strategic consulting and technology firm, also has entered into contractual arrangements with MOMA, an acquired subsidiary within the Group, to provide management and administrative services to MOMA. Since the acquisition, €490 thousand has been recognized in general and administrative expenses during the year ended December 31, 2022 related to these services. Additionally, E8 Investor subleases a portion of their office building in France to MOMA. Since the acquisition, €150 thousand has been recognized in the statement of profit or loss during the year ended December 31, 2022 related to this lease arrangement.
Mega-E Arrangements

After the sale of Mega-E to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, the Mega-E Group became a related party under common control with the Group.

The Group exercised the Mega-E Option and obtained control over the Mega-E Group on March 16, 2022 upon the closing of the Business Combination (please also refer to Note 4 (Business combinations and capital reorganization) and Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report for more information).

Prior to the acquisition of Mega-E by the Group on March 16, 2022, the relationship between the Group and the Mega-E Group was that of a customer and service provider. Subsequent to the sale to Meridiam EM SAS, the Group entered into several development and operation and maintenance ("O&M") contracts with the Mega-E Group to construct and operate charging stations across Europe. The development agreements related to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designated areas. The Group received a fixed contract price for these services.

The O&M agreements related to the operation and maintenance of the delivered electric vehicle charging infrastructure by the Group to the Mega-E Group. The services consisted of the technical operation of the charging stations, revenue management, maintenance, providing pricing recommendations and providing access to the Group’s EV Cloud platform. The Group received a service fee that contains both fixed and variable fees per charging session.

MOMA Acquisition

On March 26, 2021, Allego Holding entered into two option agreements, pursuant to which Allego Holding was entitled to purchase shares in the share capital of MOMA, an unlisted software company that is a service provider for the Group’s EVCloudTM platform.

On April 26, 2022, Allego Holding exercised its first and second option rights and on June 7, 2022, Allego Holding closed two separate share and sale purchase agreements to acquire shares representing 100% of the share capital of MOMA.

The primary reason for the acquisition of MOMA is for the Group to bring the critical support and technological knowledge provided by MOMA for its EVCloudTM platform within its own operations. Additionally, the acquisition of MOMA brings access to new customers and new markets as well as high value-added technological solutions and services within the Group, to better meet the needs of its customers. The financial results of MOMA have been included in the consolidated financial statements from the date of acquisition. Prior to the acquisition of MOMA, Alexis Galley, Chief Technology Officer of Allego, and E8 Investor, held shares in the share capital of MOMA.

Please also refer to Note 4 (Business combinations and capital reorganization) and Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report for more information.

Immediate parent entity arrangements

Management services were bought from Madeleine, the immediate parent entity, for a fixed fee. Outstanding balances are unsecured. Asset and liability positions can either be offset or can be settled in cash. No loss allowance is recognized on these balances. These balances were not material during 2022.
Registration Rights Agreement
In connection with the Closing, Allego, Sponsor, Madeleine, E8 Investor and certain other holders of Ordinary Shares (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, Allego agreed that, within 15 business days following the Closing, Allego will file this shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “Registerable Securities”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three underwritten offerings. Each of the Reg Rights Holders are entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Madeleine. In addition, under certain circumstances, Madeleine may demand up to three underwritten offerings. Additionally, at the Closing, Spartan, Sponsor and certain other security holders named therein terminated that certain Registration Rights Agreement, dated February 8, 2021, by and among Spartan, Sponsor and such other security holders.
Furthermore, pursuant to the Registration Rights Agreement,
•E8 Investor agreed, subject to certain exceptions, not to Transfer (as defined in the Registration Rights Agreement) securities received by it in the Part B share issuance until the date that is 18 months after the Closing or earlier if, subsequent to the Closing, Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. Further, in accordance with the power of attorney agreement with Madeleine, E8 Investor has agreed not to transfer more than 26,584,264 Ordinary Shares held by it before September 30, 2026, without the prior written consent of Madeleine or Meridiam.
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
PIPE Financing
On July 28, 2021, Allego entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”), for a purchase price of $10.00 per share at an aggregate purchase price of $150,000,000, in a private placement (the “Private Placement”). Third-party investors accounted for a total of up to $76 million, or approximately 51%, and an affiliate of the Sponsor and Madeleine collectively accounted for $74 million, or approximately 49%, of the aggregate $150 million of commitments in the Private Placement, after giving effect to Allego’s consent to assign the right to purchase up to 2,000,000 of the PIPE Shares subscribed for by Madeleine and an affiliate of the Sponsor to a third-party.
In connection with the Private Placement, Madeleine acquired 3,000,000 Allego Ordinary Shares for an aggregate $30,000,000.

Voltalis

Upon completion of the MOMA acquisition, Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings, became a related party of the Group through its relationship with Meridiam SAS. Madeleine — the majority shareholder of the Company — is indirectly owned by Meridiam. Voltalis is considered to be an investment in an associate of Meridiam. Details of the transactions during the year have been disclosed in Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report

EV Cars
EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. Details of the transactions during the year have been disclosed in Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report.
E6 Arrangements
E6 is a European energy management platform for renewable energy. Allego's Chief Executive Officer, Mathieu Bonnet, owns a stake in E6 of 13.4% as of December 31, 2022. E6 has entered into contractual arrangements with MOMA to provide development and maintenance services in support of the E6 platform. Since the acquisition, €1 million has been recognized in service revenue from consulting services during the year ended December 31, 2022.

Allego and E6 entered into a contractual energy contract in 2020, which was subsequently renewed in 2021 and 2022. E6 operates a virtual power plant, aggregating production units to better assign value to production on the markets. In exchange for these services, E6 received fees of €19 million during the year ended December 31, 2022.

Additionally, a separate subsidiary within the Group entered into a contractual energy contract in 2021, which was subsequently renewed in 2022. E6 offers market access through the Nord Pool exchange. E6 purchases electricity that is sold to Allego at cost. In exchange for these services and electricity E6 received €2 million during the year ended December 31, 2022.

OVM Energies

OVM Energies is an engineering consulting company, of which Allego's Chief Technology Officer, Alexis Galley, owns a 5% stake as of December 31, 2022, and Allego's Chief Executive Officer, Mathieu Bonnet, owns an indirect stake. Allego has entered into a contractual agreement for OVM Energies to provide consulting services for administrative, engineering, and charging site implementation advisory services. OVM Energies received fees of €0.4 million during the year ended December 31, 2022.

Remuneration Arrangements with the Board and Senior Management

For a description of our remuneration arrangements with members of the Board and senior management, please refer to "Item 6. Directors, Senior Management and Employees".

* * *

See also Note 35 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report for more information.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
B.Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
Allego Ordinary Shares and Assumed Warrants are listed on the NYSE under the symbols ALLG and ALLG.WS, respectively.
B.Plan of Distribution
Not applicable.
C.Markets
Information related to markets is set forth in “Item 9.A The Offer and Listing—Offer and Listing Details” of this Annual Report.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
A.Share Capital
Not Applicable.
B.Memorandum and Articles of Association
Allego was incorporated pursuant to Dutch law on June 3, 2021. Allego’s corporate affairs are governed by the Articles, the rules of the Board, Allego’s other internal rules and policies and by Dutch law. Allego is registered with the Dutch Trade Register under number 73283754. Allego’s corporate seat is in Arnhem, the Netherlands, and Allego’s office address is Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands. As of the date of this Annual Report, Allego is a Dutch public limited liability company (naamloze vennootschap).
Share Capital
Authorized Share Capital
As of the date of this Annual Report, Allego has an authorized share capital in the amount of €108,000,000, divided into 900,000,000 Ordinary Shares, each with a nominal value of €0.12. Under Dutch law, Allego’s authorized share capital is the maximum capital that Allego may issue without amending the Articles. An amendment of the Articles would require a resolution of General Meeting upon proposal by the Board.
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
Ordinary Shares
The following summarizes the material rights of holders of Ordinary Shares:
•each holder of Ordinary Shares is entitled to one vote per Ordinary Share on all matters to be voted on by shareholders generally, including the appointment of directors;
•there are no cumulative voting rights;
•the holders of Ordinary Shares are entitled to dividends and other distributions as may be declared from time to time by Allego out of funds legally available for that purpose, if any;
• upon Allego’s liquidation and dissolution, the holders of Ordinary Shares will be entitled to share ratably in the distribution of all of Allego’s assets remaining available for distribution after satisfaction of all Allego’s liabilities; and
•the holders of Ordinary Shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles.
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
Each whole Assumed Warrant entitles the registered holder to purchase one whole Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, provided that Allego has an effective registration statement under the Securities Act covering the Ordinary Shares issuable upon exercise of the Assumed Warrants and a current prospectus relating to them is available (or Allego permits holders to exercise their Assumed Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its Assumed Warrants only for a whole number of Ordinary Shares. This means that only a whole Assumed Warrant may be exercised at any given time by a warrant holder. No fractional Assumed Warrants will be issued upon separation of the units and only whole Assumed Warrants will trade.
Redemption of Assumed Warrants when the price per Ordinary Share equals or exceeds $18.00.
Allego may redeem the outstanding public Assumed Warrants for cash:
•in whole and not in part;
•at a price of $0.01 per Assumed Warrant;
•upon a minimum of 30 days’ prior written notice of redemption, or the 30-day redemption period, to each warrant holder; and
•if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which Allego sends the notice of redemption to the warrant holders.

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
If the foregoing conditions are satisfied and Allego issues a notice of redemption of the Assumed Warrants, each warrant holder will be entitled to exercise his, her or its Assumed Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Redemption of Assumed Warrants when the price per Ordinary Share equals or exceeds $10.00.
Allego may redeem the outstanding public Assumed Warrants for cash:
•in whole and not in part;
•at a price of $0.10 per Assumed Warrant, provided that holders will be able to exercise their Assumed Warrants on a cashless basis prior to redemption and receive that number of Ordinary Shares determined in accordance with the Warrant Agreement, based on the redemption date and the “fair market value” of Ordinary Shares except as otherwise described below;
•upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
•if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which Allego sends the notice of redemption to the warrant holders.
Beginning on the date the notice of redemption is given until the Assumed Warrants are redeemed or exercised, holders may elect to exercise their Assumed Warrants on a cashless basis. The “fair market value” of the Ordinary Shares shall mean the average last reported sale price of the Ordinary Shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Assumed Warrants. Allego will provide warrant holders with the final fair market value no later than one business day after the ten-trading day period described above ends.
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
The Assumed Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Allego, for the number of Assumed Warrants being exercised. The warrant holders do not have the rights or privileges of holders of Ordinary Shares or any voting rights until they exercise their warrants and receive Ordinary Shares. After the issuance of Ordinary Shares upon exercise of the Assumed Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the Assumed Warrants. If, upon exercise of the Assumed Warrants, a holder would be entitled to receive a fractional interest in a share, Allego will, upon exercise, round down to the nearest whole number of shares of Ordinary Shares to be issued to the warrant holder.

Allego has agreed that any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and Allego has irrevocably submitted to such jurisdiction, which will be the exclusive forum for any such action, proceeding or claim. See “Item 3.D. Risk Factors—The exclusive forum clause set forth in the Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us.” However, there is uncertainty as to whether a court would enforce this provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
Shareholders’ Register
Pursuant to Dutch law and the Articles, Allego must keep its shareholders’ register accurate and current. The Board keeps the shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of Allego as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) on registered shares belonging to another or a pledge (pandrecht) in respect of such shares. The Ordinary Shares listed in this transaction will be held through DTC. Therefore, DTC or its nominee will be recorded in the shareholders’ register as the holder of those Ordinary Shares. The Ordinary Shares shall be in registered form (op naam).
Allego may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by the Board.
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
•if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/ or serious culpability attributable to such indemnified person);
•to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);
•in relation to proceedings brought by such indemnified person against Allego, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to the Articles, pursuant to an agreement between such indemnified person and Allego which has been approved by the Board or pursuant to insurance taken out by Allego for the benefit of such indemnified person; and
•for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without Allego’s prior consent.

Under the Articles, the Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.
General Meeting of Shareholders and Voting Rights
General Meeting of Shareholders
General Meetings may be held in Amsterdam, Arnhem, Assen, The Hague, Haarlem, ‘s-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer), Utrecht or Zwolle, all in the Netherlands. The annual General Meeting must be held within six months of the end of each financial year. Additional extraordinary General Meetings may also be held, whenever considered appropriate by the Board and shall be held within three months after the Board has considered it to be likely that Allego’s shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of Allego’s paid-in and called up share capital, in order to discuss the measures to be taken if so required.

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

In accordance with the Dutch Corporate Governance Code (the “DCGC”) and Allego’s Articles, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in Allego’s strategy (for example, the dismissal of members of the Board), the Board must be given the opportunity to invoke a reasonable period up to 180 days to respond to the shareholders' intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply: (a) in respect of a matter for which either a response period or a statutory cooling-off period (as described below) has been previously invoked; or (b) if a shareholder holds at least 75% of Allego’s issued share capital as a consequence of a successful public bid.

Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a member of the Board (or to amend any provision in the Articles dealing with those matters) or when a public offer for Allego is made or announced without Allego’s support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of Allego and its business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of Allego’s issued share capital at the time the cooling-off period was invoked, as well as with Allego’s Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on Allego’s website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on Allego’s website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at Allego’s office and must be tabled for discussion at the next General Meeting.

Shareholders representing at least 3% of Allego’s issued share capital may request the Dutch Enterprise Chamber of the Amsterdam Court of Appeals for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
a.the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have come to the conclusion that the relevant shareholder proposal or hostile offer constituted a material conflict with the interests of Allego and its business;
b.the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; and
c.if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

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

Each Ordinary Share confers the right on the holder to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on Ordinary Shares held by Allego or its subsidiaries or on Ordinary Shares for which Allego or its subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of Ordinary Shares held by Allego or its subsidiaries in its share capital are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such Ordinary Shares were acquired by Allego or any of its subsidiaries. Neither Allego nor any of its subsidiaries may cast votes in respect of an Ordinary Share on which Allego or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a General Meeting.

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
Certain Other Major Transactions
The Articles and Dutch law provide that resolutions of the Board concerning a material change to the identity or the character of Allego or the business are subject to the approval of Allego shareholders at the General Meeting. Such changes include:
•transferring the business or materially all of the business to a third-party;
•entering into or terminating a long-lasting alliance of Allego or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for Allego; and
•acquiring or disposing of an interest in the capital of a company by Allego or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if Allego prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in Allego’s most recently adopted annual accounts.
Dividends and Other Distributions
Dividends
Allego has never paid or declared any cash dividends in the past, and Allego does not anticipate paying any cash dividends in the foreseeable future. Allego intends to retain all available funds and any future earnings to fund the further development and expansion of its business. Under Dutch law, Allego may only pay dividends and other distributions from its reserves to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of its paid-in and called-up share capital plus the reserves Allego must maintain under Dutch law or the Articles and (if it concerns a distribution of profits) after adoption of Allego’s statutory annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from its reserves will be at the discretion of the Board and will depend upon a number of factors, including Allego’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors Allego deems relevant.
Under the Articles, the Board may decide that all or part of the profits shown in Allego’s adopted statutory annual accounts will be added to Allego’s reserves. After reservation of any such profits, any remaining profits will be at the disposal of the General Meeting at the proposal of the Board for distribution on the Ordinary Shares, subject to applicable restrictions of Dutch law. The Board is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of the General Meeting. Dividends and other distributions shall be made payable no later than a date determined by the Board. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to Allego (verjaring).
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
Exchange Controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations, applicable anti-money-laundering regulations and similar rules and provided that, under circumstances, payments of such dividends or other distributions must be reported to the Dutch Central Bank at their request for statistical purposes. There are no special restrictions in the Articles or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.
Squeeze-Out Procedure
A shareholder who holds at least 95% of Allego’s issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against Allego’s other shareholders jointly for the transfer of their Ordinary Shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the Ordinary Shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Ordinary Shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the Ordinary Shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
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
Federal Forum Provision
Under the Articles, unless Allego consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, or the Exchange Act, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts. For further information regarding the limitations that the forum provision may impose and the uncertainty as to whether a court would enforce such provisions with respect to the Securities Act or the Exchange Act and the rules and regulations thereunder, see the section entitled “Item 3.D. Risk Factors—Risks Related to Ownership of Allego Securities—The Allego Articles include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.”

C.Material Contracts
Information pertaining to Allego’s material contracts is set forth in the sections titled “Item 5. Operating and Financial Review and Prospects” and “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”, each of which is incorporated herein by reference.
D.Exchange Controls
Information pertaining to exchange controls set forth in “Item 10.B. Memorandum and Articles of Association—Exchange Controls” is incorporated herein by reference.
E.Taxation
Material Dutch Income Tax Considerations
This section only outlines certain material Dutch tax consequences of the acquisition, ownership and disposition of Ordinary Shares and Warrants. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Ordinary Shares or Warrants and does not purport to describe the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. For Dutch tax law purposes, a holder of Ordinary Shares or Warrants may include an individual or entity not holding the legal title to such Ordinary Shares or Warrants, but to whom, or to which, the Ordinary Shares or Warrants are, or the income thereof is, nevertheless attributed based either on the individual or entity owning a beneficial interest in the Ordinary Shares or Warrants or on specific statutory provisions. These include statutory provisions attributing the Ordinary Shares or Warrants to an individual who, or who has directly or indirectly inherited from a person who was, the settlor, grantor or similar originator of a trust, foundation or similar entity that holds the Ordinary Shares or Warrants.

This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.

This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares or Warrants. In view of its general nature, this section should be treated with corresponding caution. Holders or prospective holders of Ordinary Shares and Warrants should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares and Warrants in light of their particular circumstances.

Please note that this section does not describe the Dutch tax consequences for a holder of Ordinary Shares or Warrants who:
i.has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Allego under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

ii.applies the participation exemption (deelnemingsvrijstelling) with respect to the Ordinary Shares or Warrants for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation (deelneming). A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);

iii.is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the Ordinary Shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act

1965 (Wet op de dividendbelasting). Generally, a holder of Ordinary Shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in Allego's nominal paid-up share capital;

iv.is a pension fund, investment institution (fiscale beleggingsinstelling) or a tax exempt investment institution (vrijgestelde beleggingsinstelling) (each as defined in the Dutch Corporate Income Tax Act 1969) or another entity that is, in whole or in part, not subject to or exempt from Dutch corporate income tax, is an entity that has a function comparable to an investment institution or tax exempt investment institution, or that is exempt from corporate income tax in its country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
v.
vi.is an individual for whom the Ordinary Shares or Warrants or any benefit derived from the Ordinary Shares or Warrants is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).

Withholding tax
Dividends distributed by Allego generally are subject to Dutch dividend withholding tax at a rate of 15%. Generally, Allego is responsible for the withholding of such dividend withholding tax at its source; the Dutch dividend withholding tax is for the account of the holder of Ordinary Shares or Warrants.

The expression “dividends distributed” includes, among other things:
i.distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

ii.liquidation proceeds, proceeds from the redemption of Ordinary Shares or proceeds from the repurchase of Ordinary Shares (other than as temporary portfolio investment; tijdelijke belegging) by Allego or one of its subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those Ordinary Shares as recognized for Dutch dividend withholding tax purposes;

iii.an amount equal to the par value of Ordinary Shares issued or an increase of the par value of Ordinary Shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

iv.partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent Allego has net profits (zuivere winst), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the par value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment of Allego’s Articles. The term “net profits” includes anticipated profits that are yet to be realized.

Corporate legal entities which are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch income tax liability and to a refund of any residual Dutch dividend withholding tax.

The above generally also applies to holders of Ordinary Shares or Warrants that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the Ordinary Shares or Warrants are attributable to a Dutch permanent establishment of such Non-Resident Holder.

A holder of Ordinary Shares or Warrants resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation, EU law, or a double taxation convention in effect between the Netherlands and such other country.

Warrants
The exercise of Warrants does in our view not give rise to Dutch dividend withholding tax, except to the extent (i) the exercise price is below the par value of an Ordinary Share (currently, the par value per Ordinary Share is €0.12 and the exercise price is $11.50) and (ii) such difference is not charged against Allego's share premium reserve recognized for Dutch dividend withholding tax purposes. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a Warrant, Dutch dividend withholding tax shall be due by Allego on a grossed-up basis, meaning that the Dutch dividend withholding tax basis shall be equal to the amount referred to in the preceding sentence multiplied by 100/85.

In addition, it cannot be excluded that payments made in consideration for a repurchase or redemption of a Warrant or a full or partial cash settlement of the Warrant are in part subject to Dutch dividend withholding tax. To date, no authoritative case law of the Dutch courts has been made publicly available in this respect.

Exceptions and relief from Dutch dividend withholding tax may apply as set forth in the preceding paragraph.

Dividend stripping. According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends Allego paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Conditional withholding tax on dividends as of January 1, 2024. As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by Allego to entities related (gelieerd) to Allego (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:

i.is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or

ii.has a permanent establishment located in a Listed Jurisdiction to which the Ordinary Shares or Warrants are attributable; or

iii.holds the Ordinary Shares or Warrants with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or

iv.is not considered to be the beneficial owner of the Ordinary Shares or Warrants in its jurisdiction of residences because such jurisdiction treats another entity as the beneficial owner of the Ordinary Shares or Warrants (a hybrid mismatch); or
v.is not resident in any jurisdiction (also a hybrid mismatch); or

vi.is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by Allego without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2023: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2023: 25.8%).

Taxes on income and capital gains

Dutch Resident Entities. Generally, if the holder of Ordinary Shares or Warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the Ordinary Shares or Warrants or any capital gain or loss realized on the disposal or deemed disposal of Ordinary Shares or exercise, as applicable, of the Warrants is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2023).

Dutch Resident Individuals. If the holder of Ordinary Shares or Warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the Ordinary Shares or Warrants or any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares or exercise, as applicable, of the Warrants is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2023), if:

i.the Ordinary Shares or Warrants are attributable to an enterprise from which the holder of Ordinary Shares or Warrants derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or

ii.the holder of Ordinary Shares or Warrants is considered to perform activities with respect to the Ordinary Shares or Warrants that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the Ordinary Shares or Warrants that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

Taxation of savings and investments. If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Ordinary Shares or Warrants will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the Ordinary Shares or Warrants are as such not subject to Dutch income tax.

The Dutch Resident Individual's assets and liabilities taxed under this regime, including the Ordinary Shares and Warrants, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the Ordinary Shares and Warrants, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 32% (rate for 2023).

The deemed return applicable to other investments, including the Ordinary Shares and Warrants, is set at 6.17% for the calendar year 2023. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of Ordinary Shares or Warrants cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.

Non-residents of the Netherlands. A holder of Ordinary Shares or Warrants that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any income derived or deemed to be derived from the Ordinary Shares or Warrants or in respect of any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares or Warrants, provided that:
i.such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Ordinary Shares or Warrants are attributable; and

ii.in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Ordinary Shares or Warrants that go beyond ordinary asset management and does not otherwise derive benefits from the Ordinary Shares or Warrants that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes

Residents of the Netherlands. Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Warrants who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.

Non-residents of the Netherlands. No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Warrants who is neither resident nor deemed to be resident of the Netherlands, unless:

i.in the case of a gift of an Ordinary Share or Warrant by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands;

ii.in the case of a gift of an Ordinary Share or arrant is made under a condition precedent, the holder of the Ordinary Share or Warrant is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or

iii.the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.

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

Value added tax (“VAT”)
No Dutch VAT will be payable by a holder of Ordinary Shares or Warrants in respect of any payment in consideration for the ownership or disposition of the Ordinary Shares or Warrants.

Other taxes and duties
No Dutch documentation taxes (commonly referred to as stamp duties) will be payable in respect of or in connection with the execution and/or enforcement (including by legal proceedings and including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of the Ordinary Shares or Warrants, the performance by Allego of its obligations under such documents or any payments in consideration for the ownership or disposition of the Ordinary Shares or Warrants, notwithstanding that court fees may be due.
Material U.S. Federal Income Tax Considerations
The following is a discussion of material U.S. federal income tax considerations to Holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares and Warrants as of the date hereof. The discussion below only applies to the Ordinary Shares and Warrants held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•government agencies or instrumentalities thereof;
•regulated investment companies and real estate investment trusts;
•expatriates or former residents of the United States;
•persons that acquired the Ordinary Shares or Warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares or Warrants;
•persons holding the Ordinary Shares or Warrants as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
•a person whose functional currency is not the U.S. dollar;
•persons subject to the alternative minimum tax;
•entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;
•persons that actually or constructively own five percent or more of any class of Allego’s stock (by vote or by value);

•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares or Warrants as a result of such income being recognized on an applicable financial statement;
•a person actually or constructively owning 10% or more of the Ordinary Shares;
•real estate investment trusts;
•regulated investment companies;
•certain former citizens or long-term residents of the United States; or
•tax-exempt entities.
This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Ordinary Shares or Warrants through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares or Warrants, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. This discussion assumes that Allego is not an Inverted Corporation or a Surrogate Foreign Corporation.
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
Holder, U.S. Holders and Non-U.S. Holder Defined
The section applies to you if you are a U.S. Holder. For purposes of this discussion, a U.S. Holder means a beneficial owner of Ordinary Shares or Warrants that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of Allego Ordinary Shares or Warrants that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, in each case that is not a U.S. Holder. “U.S. Holders” and “Non-U.S. Holders” are referred to collectively herein as “Holders”.
Distributions on Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution on Ordinary Shares that is made out of Allego’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Allego’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that Allego will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on NYSE are generally considered readily tradable on an established securities market in the United States. There can be no assurance that Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Allego’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Allego will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult with their tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to the Ordinary Shares.
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
Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares and Warrants
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares and/or Warrants. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares or Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares or Warrants generally will be treated as U.S. source gain or loss.
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
Possible Constructive Distributions
The terms of each Warrant provide for an adjustment to the number of Ordinary Shares for which the Warrant may be exercised or to the exercise price of the Warrant in certain events, as discussed in the section of this Annual Report in “Item 10.B. Memorandum and Articles of Association.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. Holder of a Warrant would, however, be treated as receiving a constructive distribution from Allego if, for example, the adjustment increases the holder’s proportionate interest in Allego’s assets or earnings and profits (e.g., through an increase in the number of Ordinary Shares that would be obtained upon exercise of such Warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of the Ordinary Shares, or as a result of the issuance of a stock dividend to holders of the Ordinary Shares, in each case, which is taxable to the U.S. Holders of such shares as described under “—Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holder of such Warrant received a cash distribution from Allego equal to the fair market value of such increased interest. For certain information reporting purposes, Allego is required to determine the date and amount of any such constructive distributions. Proposed U.S. Treasury regulations, which Allego may rely on prior to the issuance of final regulations, specify how the date and amount of any such constructive distributions are determined.
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
If Allego is or becomes a PFIC during any year in which a U.S. Holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.
Excess Distribution Regime. If you do not make a QEF election or a mark-to-market election, as described below, you will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of your Ordinary Shares, and (ii) any “excess distribution” you receive on your Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Ordinary Shares during the preceding three years or your holding period, whichever is shorter). Generally, under this excess distribution regime:
•the gain or excess distribution will be allocated ratably over the period during which you held your Ordinary Shares;
•the amount allocated to the current taxable year, will be treated as ordinary income; and
•the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
Non-U.S. Holders
A non-U.S. Holder of Ordinary Shares will not be subject to U.S. federal income tax or, subject to the discussion below under “—Information Reporting and Backup Withholding,” U.S. federal withholding tax on any dividends received on Ordinary Shares or any gain recognized on a sale or other disposition of Ordinary Shares (including, any distribution to the extent it exceeds the adjusted basis in the non-U.S. Holder’s Ordinary Shares) unless the dividend or gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable tax treaty, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States. In addition, special rules may apply to a non-U.S. Holder that is an individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met. Such Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of the sale or disposition of Ordinary Shares.
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
The U.S. federal income tax treatment of a non-U.S. Holder’s exercise of a Warrant, or the lapse of a Warrant held by a non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “—U.S. Holders—Exercise or Lapse of a Warrant,” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a non-U.S. Holder’s gain on the sale or other disposition of the Ordinary Shares and Warrants.
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
F.Dividends and Paying Agents
Not Applicable.
G.Statement by Experts
Not Applicable.
H.Documents on Display
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
The mailing address of Allego’s principal executive office is Westervoortsedijk 73 KB, 6827 AV Arnhem , the Netherlands and its telephone number is +31 (0) 88 033 3033. Allego also maintains a website at https://www.allego.eu. In this Annual Report, the website addresses of the SEC and Allego are provided solely for information and are not intended to be active links. Allego is not incorporating the contents of the websites of the SEC and Allego or any other entity into this Annual Report.
I.Subsidiary Information
Not Applicable.
J.Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Please refer to Note 32 (Financial risk management) to the audited consolidated financial statements included elsewhere in this Annual Report for details on the market risks to which Allego is exposed.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. As defined in Rule 13a-15 of the Exchange Act, the term “disclosure controls and procedures” means controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer, our chief financial officer and other management, as appropriate, to allow timely decisions regarding our required disclosures.
Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting as of December 31, 2022 was not effective due to the presence of material weaknesses in our internal control over financial reporting, as further discussed below.

In connection with the audits of our consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

A remediation project has been set in place to remediate the internal controls according to the design. The remediation of the controls design and effectiveness is currently in progress. Allego described but did not adequately maintain an effective control environment commensurate with its financial reporting requirements.

Management identified the following other material weaknesses:

•Allego did not maintain a sufficient complement of personnel with an appropriate degree of accounting knowledge, experience and training, including supervision of external consultants, to appropriately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.
•Allego did not adequately maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.
•Allego did not adequately maintain controls over the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related parties.
•Allego did not adequately document controls over certain information technology (“IT”) general controls, including third-party IT service providers, for information systems that are relevant to the preparation of its consolidated financial statements. Specifically, Allego did not design and maintain (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately and (b) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to its financial applications and data to appropriate company personnel.

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
Attestation Report of the Registered Public Accounting Firm
This Annual Report on Form 20-F does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.
Changes in Internal Control Over Financial Reporting

Except for the matters noted above, there were no changes in our internal control over financial reporting occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in “Item 6.A. Directors and Senior Management”, our Board has determined that Patrick Sullivan and Thomas Josef Maier each qualify as an audit committee financial expert as defined under applicable SEC rules and are independent in accordance with Rule 10A-3 of the Securities Exchange Act, NYSE rules and the DCGC.
ITEM 16B.    CODE OF ETHICS
Our Board has established a Code of Business Conduct and Ethics applicable to our employees, directors and officers. Any waiver or amendment of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our Code of Business Conduct and Ethics is publicly available on our website at www.allego.eu and is reviewed on an annual basis. For the year ended December 31, 2022, we did not grant any waivers of the Code of Business Conduct and Ethics.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Accountants LLP (“E&Y”), our independent registered public accounting firm, for the years ended December 31, 2022 and 2021:

	For the year ended December 31,
(In €’000)	2022	2021
Audit Fees(1)	3,847	3,321
Audit-Related Fees(2)	—	238
Tax Fees(3)	—	0
All Other Fees	—	0
Total	3,847	3,559
(1)Audit Fees consist of fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)Audit-Related Fees consist of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements.
(3)Tax Fees consist of fees for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
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
Accordingly, we follow Dutch law and the rules of the DCGC in lieu of certain of the corporate governance requirements of the NYSE. The significant differences between Dutch law and the DCGC and the corporate governance requirements of the NYSE are set forth below:
•NYSE listing standards generally require a majority of board members to be “independent” as determined under the NYSE listing standards. While the DCGC, in principle, also requires that a majority of board members be “independent”, the definition of “independent” under the DCGC differs in its details from the corresponding definition of “independent” under the NYSE listing standards. In some cases, DCGC requirements are stricter; in other cases the NYSE listing standards are stricter. Currently, a majority of the members of the Allego Board are independent under the NYSE listing standards and the DCGC.
•NYSE listing standards applicable to U.S. companies require that external auditors be appointed by the audit committee. The general rule under Dutch law is that external auditors are appointed at an Allego General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public accounting firm must be resolved upon at an Allego General Meeting. Our Audit Committee is responsible for determining the process for selecting and determining the remuneration of the independent registered public accounting firm and oversees and evaluates the work of our independent registered public accounting firm.
•Under NYSE listing standards, shareholders of U.S. companies must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, with limited exceptions set forth in the NYSE listing standards. As a foreign private issuer, we are permitted to follow our home country laws regarding shareholder approval of compensation plans. Under Dutch law such approval is only required in relation to members of the board of directors if the articles of association of a company (i.e., public limited liability company (naamloze vennootschap)) stipulate that a corporate body other than the general meeting is authorized to determine the remuneration of members of the board of directors. The adoption of sub-plans under an equity incentive plan that has been approved by the general meeting does not require separate approval of the company’s general meeting, provided, however, that such sub-plans are adopted within the framework and limits of the equity incentive plan as approved by the general meeting. Approval by the general meeting is also not required in respect of equity compensation plans for employees, provided, however, that (i) such employees are no members of the board of directors and (ii) the general meeting has authorized the board of directors to issue shares and/or rights to subscribe for shares.
•We do not follow NYSE’s quorum recommendations applicable to meetings of shareholder. In accordance with Dutch law, the DCGC and generally accepted business practices in the Netherlands, the Allego Articles do not provide quorum requirements generally applicable to general meetings of shareholders is be subject to a quorum specified by Dutch law. Additionally, certain resolutions require an enhanced majority under Dutch law if less than half of the issued share capital of Allego is present or represented at such general meeting.
•Under NYSE listing standards, shareholder approval is generally required prior to the issuance of ordinary shares (i) to a director, officer or substantial security holder of the Company (or their affiliates or entities in which they have a substantial interest) in excess of one percent of either the number of ordinary shares or the voting power outstanding before the issuance, with certain exceptions; (ii) that will have voting power or number equal to or in excess of 20% of either the voting power or the number of shares, respectively, outstanding before the issuance, with certain exceptions; or (iii) that will result in a change of control of the issuer. We are exempt from the aforementioned NYSE requirements and under Dutch law and the Allego Articles, shareholders can delegate authority to issue ordinary shares to the board of directors at an annual general meeting of shareholders, which authorization was obtained prior to the completion of the Business Combination for a period of five years.

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

1.1
English translation of Deed of Conversion and Amendment of the Articles of Association of Allego (incorporated by reference to Exhibit 1.1 of Allego N.V.’s Form 20-F filed with the SEC on March 22, 2022).

2.1
Warrant Assumption Agreement, dated as of March 16, 2022, among Spartan Acquisition Corp. III, Athena Pubco B.V. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 2.1 of Allego’s Form 20-F filed with the SEC on March 22, 2022).

2.2
Warrant Agreement, dated as of February 8, 2021, by and between Spartan and Continental Stock & Trust Company (incorporated by reference to Exhibit 4.1 of Spartan’s Form 8-K filed with the SEC on February 12, 2021).

2.3	Description of Securities (incorporated by reference to Exhibit 2.3 to Allego N.V.’s Form 20-F filed with the SEC on May 13, 2022)

4.1
Registration Rights Agreement, dated as of March 16, 2022, by and among Allego, Sponsor, Madeleine Charging, E8 Investor and certain other holders thereto (incorporated by reference to Exhibit 1.1 of Allego's Form 20-F filed with the SEC on March 22, 2022).

4.2
Form of Subscription Agreement, dated as of July 28, 2021, by and between Spartan, Athena Pubco B.V., and the Subscriber party thereto (incorporated by reference to Exhibit 99.4 of Spartan’s Form 8-K filed with the SEC on July 28, 2021).

4.3
Performance Fee Agreement, dated as of December 16, 2020, by and between Madeleine and E8 Investors, with Novation contract signed on August 10, 2021 (incorporated by reference to Exhibit 10.3 of Allego’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.4
Amended and Restated Facility Agreement, dated as of December 13, 2022, by and among Allego N.V. as borrower, Société Générale as structuring bank, and other parties and lenders (incorporated by reference to Exhibit 99.2 of Allego N.V.’s Form 6-K filed with the SEC on December 20, 2022).

4.5	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of Allego’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.6
Second Special Fee Agreement, dated as of February 25, 2022, by and between Madeleine and E8 Investors, with Novation contract signed on May 5, 2022 (incorporated by reference to Exhibit 10.15 to Allego N.V.’s Post-Effective Amendment No. 1 to Form F-1 filed with the SEC on September 30, 2022 (file no. 333-264056)).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Post-Effective Amendment No. 1 to Form F-1 filed with the SEC on September 30, 2022 (file no. 333-264056)).

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
*Filed herewith.
**Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

May 16, 2023	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Allego N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Allego N.V. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Change in Accounting Principle

As discussed in Note 2.7.24 to the consolidated financial statements, the Company has elected to change its accounting policy related to the allocation of depreciation and amortization expenses in the consolidated statement of profit and loss in 2022.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
/s/ Ernst & Young Accountants LLP
We have served as the Company’s auditor since 2018
Amsterdam, Netherlands
May 16, 2023

Consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020

	Notes	2022	2021	2020
(in €‘000)			(restated)[1]	(restated)[1]
Revenue from contracts with customers	6
Charging sessions		65,347	26,108	14,879
Service revenue from the sale of charging equipment		33,585	37,253	15,207
Service revenue from installation services		28,630	19,516	12,313
Service revenue from operation and maintenance of charging equipment		3,230	3,414	1,850
Service revenue from consulting services		3,108	—	—
Total revenue from contracts with customers		133,900	86,291	44,249
Cost of sales		(126,655)	(69,276)	(38,989)
Gross profit		7,245	17,015	5,260
Other income	7	3,724	10,853	5,429
Selling and distribution expenses	8	(2,587)	(2,472)	(3,919)
General and administrative expenses	9	(323,358)	(329,297)	(39,433)
Operating loss		(314,976)	(303,901)	(32,663)
Finance income/(costs)	12	10,320	(15,419)	(11,282)
Loss before income tax		(304,656)	(319,320)	(43,945)
Income tax	29	(636)	(352)	689
Loss for the year		(305,292)	(319,672)	(43,256)
Attributable to:
Equity holders of the Company		(304,778)	(319,672)	(43,256)
Non-controlling interests		(514)	—	—
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	13	(1.21)	(1.68)	(0.23)
The accompanying notes are an integral part of the consolidated financial statements.

1 Refer to Note 2.7.24 for details regarding the restatement of comparative figures as a result of changes in accounting policies

Consolidated statement of comprehensive income for the years ended December 31, 2022, 2021 and 2020

	Notes	2022	2021	2020
(in €‘000)			(restated)[1]	(restated)[1]
Loss for the year		(305,292)	(319,672)	(43,256)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	24	98	(14)	8
Income tax related to these items		—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		98	(14)	8
Items that may not be reclassified to profit or loss in subsequent periods
Changes in the fair value of equity investments at fair value through other comprehensive income	19	(10,595)	—	—
Remeasurements of post-employment benefit obligations	26	(27)	—	—
Income tax related to these items		326	—	—
Other comprehensive income/(loss) that may not be reclassified to profit or loss in subsequent periods, net of tax		(10,296)	—	—
Other comprehensive income/(loss) for the year, net of tax		(10,198)	(14)	8
Total comprehensive income/(loss) for the year, net of tax		(315,490)	(319,686)	(43,248)
Attributable to:
Equity holders of the Company		(314,976)	(319,686)	(43,248)
Non-controlling interests		(514)	—	—
The accompanying notes are an integral part of the consolidated financial statements.

1 Refer to Note 2.7.24 for details regarding the restatement of comparative figures as a result of changes in accounting policies

Consolidated statement of financial position as at December 31, 2022 and December 31, 2021

(in €‘000)	Notes	December 31, 2022	December 31, 2021
Assets
Non-current assets
Property, plant and equipment	15	134,718	41,544
Intangible assets	16	24,648	8,333
Right-of-use assets	17	47,817	30,353
Deferred tax assets	29	523	570
Other financial assets	19	62,487	19,582
Total non-current assets		270,193	100,382
Current assets
Inventories	18	26,017	9,231
Prepayments and other assets	21	9,079	11,432
Trade and other receivables	20	47,235	42,077
Contract assets	6	1,512	1,226
Other financial assets	19	601	30,400
Cash and cash equivalents	22	83,022	24,652
Total current assets		167,466	119,018
Total assets		437,659	219,400

Equity
Share capital	23	32,061	1
Share premium	23	365,900	61,888
Reserves	24	(6,860)	4,195
Accumulated deficit		(364,088)	(142,736)
Equity attributable to equity holders of the Company		27,013	(76,652)
Non-controlling interests		745	—
Total equity		27,758	(76,652)
Non-current liabilities
Borrowings	25	269,033	213,128
Lease liabilities	17	44,044	26,097
Provisions and other liabilities	26	520	133
Contract liabilities	6	2,442	—
Deferred tax liabilities		2,184	—
Total non-current liabilities		318,223	239,358
Current liabilities
Trade and other payables	28	56,390	29,333
Contract liabilities	6	7,917	21,192
Current tax liabilities	29	1,572	401
Lease liabilities	17	7,280	5,520
Provisions and other liabilities	26	17,223	248
Warrant liabilities	27	1,296	—
Total current liabilities		91,678	56,694
Total liabilities		409,901	296,052
Total equity and liabilities		437,659	219,400
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2022, 2021, and 2020

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
As at January 1, 2020		1	36,947	4,592	(79,136)	(37,596)	—	(37,596)
Loss for the year		—	—	—	(43,256)	(43,256)	—	(43,256)
Other comprehensive income/(loss) for the year		—	—	8	—	8	—	8
Total comprehensive income/(loss) for the year		—	—	8	(43,256)	(43,248)	—	(43,248)
Other changes in reserves	24	—	—	(777)	777	—	—	—
Share-based payment expenses	11	—	—	—	7,100	7,100	—	7,100
As at December 31, 2020		1	36,947	3,823	(114,515)	(73,744)	—	(73,744)
As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)	—	(73,744)
Loss for the year		—	—	—	(319,672)	(319,672)	—	(319,672)
Other comprehensive income/(loss) for the year		—	—	(14)	—	(14)	—	(14)
Total comprehensive income/(loss) for the year		—	—	(14)	(319,672)	(319,686)	—	(319,686)
Share premium contribution	23	—	26,000	—	—	26,000	—	26,000
Other changes in reserves	24	—	—	386	(386)	—	—	—
Share-based payment expenses	11	—	—	—	291,837	291,837	—	291,837
Transaction costs, net of tax	23	—	(1,059)	—	—	(1,059)	—	(1,059)
As at December 31, 2021		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
As at January 1, 2022		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
Loss for the year		—	—	—	(304,778)	(304,778)	(514)	(305,292)
Other comprehensive income/(loss) for the year		—	—	(10,169)	(29)	(10,198)	—	(10,198)
Total comprehensive income/(loss) for the year		—	—	(10,169)	(304,807)	(314,976)	(514)	(315,490)
Other changes in reserves		—	—	(886)	886	—	—	—
Equity contribution (Allego Holding shareholders)	23	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	23	1,789	85,808	—	—	87,597	—	87,597
Equity contribution (PIPE financing)	23	1,800	130,890	—	—	132,690	—	132,690
Equity contribution (Private warrants exercise)	23	160	13,694	—	—	13,854	—	13,854
Non-controlling interests on acquisition of subsidiary	4	—	—	—	—	—	1,259	1,259
Share-based payment expenses	11	—	—	—	82,569	82,569	—	82,569
As at December 31, 2022		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2022, 2021 and 2020

(in €‘000)	Notes	2022	2021	2020
Cash flows from operating activities
Cash generated from/(used in) operations	14	(95,704)	(2,921)	(29,926)
Interest paid		(9,224)	(5,996)	(4,508)
Proceeds from settlement of interest cap derivatives	19	1,071	—	—
Payment of interest cap derivative premiums	19	(4,068)	—	—
Income taxes received/(paid)		(424)	(296)	—
Net cash flows from/(used in) operating activities		(108,349)	(9,213)	(34,434)

Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	4	(9,720)	—	—
Acquisition of MOMA, net of cash acquired	4	(58,644)	—	—
Purchase of property, plant and equipment	15	(25,581)	(9,983)	(17,006)
Proceeds from sale of property, plant and equipment	15	45	1,207	1,353
Purchase of intangible assets	16	(1,572)	(6,793)	(2,787)
Proceeds from investment grants	15	512	1,702	3,181
Payment of purchase options derivative premiums	19	—	(1,500)	—
Net cash flows from/(used in) investing activities		(94,960)	(15,367)	(15,259)

Cash flows from financing activities
Proceeds from borrowings	25	159,210	44,315	38,339
Repayment of borrowings	25	(23,403)	—	—
Payment of principal portion of lease liabilities	17	(5,227)	(3,215)	(1,658)
Payment of transaction costs on new equity instruments	23	(925)	(134)	—
Payment of transaction costs on borrowings	25	(10,751)	—	—
Proceeds from issuing equity instruments (Spartan shareholders)	4, 23	10,079	—	—
Proceeds from issuing equity instruments (PIPE financing)	4, 23	132,690	—	—
Net cash flows from/(used in) financing activities		261,673	40,966	36,681

Net increase/(decrease) in cash and cash equivalents		58,364	16,386	(13,012)
Cash and cash equivalents at the beginning of the year		24,652	8,274	21,277
Effect of exchange rate changes on cash and cash equivalents		6	(8)	9
Cash and cash equivalents at the end of the year	22	83,022	24,652	8,274
The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

1    Reporting Entity
Allego N.V. (“Allego” or the “Company”), a continuation of the former Allego Holding B.V. (“Allego Holding”) as detailed below, was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021 under the laws of the Netherlands, under the name of Athena Pubco B.V.

On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”).The new public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with our EV Cloud platform and additional service support. Upon completion of the BCA, Allego N.V. underwent a capital restructuring process which resulted in additional shares being issued to Madeleine Charging B.V. (“Madeleine”), an external consulting firm, the Private Investment in Public Entity (“PIPE”) Investors and former Spartan shareholders. The majority of the Allego N.V. shares are held by Madeleine which is an indirectly controlled subsidiary of Meridiam SAS (“Meridiam”) – a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the mobility, energy transition and social infrastructure sectors.
These financial statements are consolidated financial statements for the group consisting of Allego N.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Further disclosure on why the Company’s consolidated financial statements include comparative information for transactions occurring during the years ended December 31, 2021 and 2020, despite the Company only being incorporated on June 3, 2021, is provided in Note 2 and Note 3. Allego’s principal subsidiaries are listed in Note 36.
2    Significant accounting policies
This section provides an overview of the significant accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated. Certain amounts in prior reporting periods have been reclassified to conform to the current reporting period presentation. These reclassifications had no effect on loss for the year, shareholders’ equity or loss per share. See section 2.7.24 for additional detail.
2.1. Basis of preparation
2.1.1 Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were approved and authorized for issuance in accordance with a resolution of the Board of Directors on May 16, 2023.
2.1.2 Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.
The Company cannot be considered a separate entity acting in its own right for the period prior to the completion of the BCA, and the economic substance of its incorporation and the holding of the shares of Allego Holding constitutes a capital reorganization of the Group subsequent to the completion of the BCA and to aid with integrating new investors. Consequently, management has concluded that Allego should recognize in its consolidated financial statements the net assets of Allego Holding and subsidiaries as per their preceding carrying amounts, and that comparative information should be represented, as the consolidated financial statements of the Company and its subsidiaries are a continuation of those of Allego Holding and its subsidiaries.
Therefore, the comparable consolidated financial statements as of and for the years ended December 31, 2021, December 31, 2020, and the current period from January 1, 2022, until March 16, 2022, represent the consolidated financial statements of Allego Holding and its subsidiaries.
2.2. Going concern assumption and financial position
Going concern
The accompanying consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for a period of at least one year after the date these financial statements are issued and contemplates the realization of assets and the settlement of liabilities in the normal course of business. See further discussion below.

The Group’s scale of operations
The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including 2022 and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank financing and equity issuance. For example, during 2022, the Group expanded its old credit facility by an additional €50,000 thousand through an accordion feature with the group of lenders within the original old facility agreement. Additionally, during 2022, the Group entered into a new facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. Further envisioned growth — in line with the Group’s strategy — will require additional significant investments from lenders or its existing shareholders.
Financial position of the Group
As at December 31, 2022, the losses incurred during the first years of its operations were offset by equity contributions from 2022 and resulted in a positive equity of €27,758 thousand (December 31, 2021: negative €76,652 thousand) and cash and cash equivalents of €83,022 thousand (December 31, 2021: €24,652 thousand). The Group's operations to date have been funded by borrowings from the Company's shareholders and banks, as well as proceeds from the SPAC Transaction. In the consolidated statement of financial position as at December 31, 2022, the carrying value of the Group’s borrowings amounts to €269,033 thousand (December 31, 2021: €213,128 thousand). Additionally, the Group had €51,324 thousand in lease liabilities (December 31, 2021: €31,617 thousand) and €56,390 thousand in trade and other payables (December 31, 2021: €29,333 thousand).
Impact of COVID-19
The results for the year ended December 31, 2022 have not been materially impacted by COVID-19 to the same extent as previous periods. As COVID-19 lockdown measures eased, traffic by EV-drivers and consumed energy levels increased. The impact on the Group’s charging revenues correlates with these trends, increasing compared to 2021.
During the years ended December 31, 2022, 2021 and 2020, the Group did not receive COVID-19 related government support or any COVID-19 related rent concessions.
Impact of increasing energy prices
The Group provides electricity directly through its own chargers and needs to procure this energy from the power markets in Europe. As a result of the conflict between Russia and Ukraine, the price of gas has increased sharply, thereby increasing the demand on the European power markets with corresponding constraints in supply. This supply and demand imbalance has recently caused record increases in the price of electricity in Europe.

Allego obtains electricity through contracts with power suppliers or through direct sourcing on the power market. Allego utilizes an external, technology-enabled energy management platform to diversify its supply of power. Allego has entered into medium- and long-term power purchase agreements with renewable power to mitigate the future negative impact of increased energy costs. This has allowed the Group to fix the price of a portion of energy purchased, with plans to grow this percentage substantially over the next 12-24 months.

Additionally, the Group expects to be able to pass these costs onto EV customers. The Group increased prices several times during 2022, particularly in the second half of the year in response to rises in the price of electricity. Despite the price increases, the Group experienced improved utilization rates, indicating a relatively high degree of demand inelasticity by customers. If energy prices were to decline below the fixed price obtained through power purchase agreements, the Group would still expect to keep prices charged to customers constant, enabling predictable margins on charging revenues.
Financing
On May 27, 2019, the Group entered into a senior debt bank facility (“the old facility”), totaling €120,000 thousand, with a group of lenders. During the year ended December 31, 2021, the Group completed three drawdowns on the old facility for a total amount of €44,315 thousand. As a result of these drawdowns, the Group had utilized the maximum amount of credit as allowed under the old facility as of December 2, 2021. The old facility was due to expire on May 27, 2026.

On July 28, 2022, the Group expanded the old facility by an additional €50,000 thousand through an accordion feature with the group of lenders. Additionally, the Group received a waiver such that the Group was no longer required to pledge an amount of bank balances. In the original agreement, these bank balances were required to be pledged to secure the payment of interest and commitment fees (December 31, 2021: €2,563 thousand). Consequently, these bank balances were at the free disposal of the Group.
On December 19, 2022, the Group entered into a new facility agreement (“the renewed facility”) with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of (i) €170,000 thousand used to settle the old facility, (ii) up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses) and (iii) up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes). The renewed facility expires in December 2027 and bears interest at Euribor plus a margin. As of December 31, 2022, the Group has not drawn on €120,790 thousand of this facility.

Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows, in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. The Group considers the likelihood of a breach occurring as higher than remote as the Group incurred losses during the first years of its operations, even though the Group has complied with the covenants of the old facility throughout all reporting periods presented and expects to continue to meet financial covenants performance criteria of the renewed facility.

The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio is June 30, 2023, and the first testing date of the leverage ratio is June 30, 2024.

In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

Additionally, there are covenant ratios set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop. Continuing breaches in the drawstop conditions would permit the bank to cancel the total undrawn commitments and immediately call the debt. The Group may within twenty business days from the occurrence of a drawstop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenants' or utilization rate's levels) which are proposed to be implemented in order to remedy such drawstop event.

Please refer to Note 33 for additional detail on loan covenants, and Note 25 for information on the terms and conditions of the existing credit facilities.

In parallel to the renewed facility, the Group entered into interest rate caps derivatives to help offset the interest rate risk on 65% of the outstanding loan amounts under the renewed facility. The Group has two interest rate caps in place with a notional of €181,487 thousand which mature in December 2027. The strike price changes over time and ranges between 1.50% and 3.43%.
Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Additional information on interest rate risk is described in Note 32.
Liquidity forecasts
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows for the next 12 months, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, the potential exercise of warrants, potential future equity raises, and availability of other financial funding from banks, like those obtained in 2022. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.

The Group has applied different scenarios ranging from a scenario that assumes regular capital expenditure levels based on the current available capex facility and a scenario that assumes a service-light model including revenues based only on existing contracts. All scenarios result in the Group having sufficient available cash and liquidity.

Based on these estimations, management has concluded that Allego will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, its cash flows from operations and renewed credit facility is sufficient for more than the next 12 months from the issuance of these consolidated financial statements. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.

As described above, long-term investments, development activities, and operations more than 12 months out may require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.
2.3. Basis of consolidation
Subsidiaries are all entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:
•power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
•exposure, or rights, to variable returns from its involvement with the investee;
•the ability to use its power over the investee to affect its returns.
Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•the contractual arrangement(s) with the other vote holders of the investee;
•rights arising from other contractual arrangements;
•the Group’s voting rights and potential voting rights.

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
If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities and non-controlling interest, while any resultant gain or loss is recognized in profit or loss. Amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss. Any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset.

Associates are all entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method and are initially recognized at cost, including any potential transaction costs, as of the date the significant influence was obtained. Subsequently, the Group’s share of the profit or loss and other comprehensive income/(loss) of the associates is included in the consolidated financial statements until the date on which the significant influence ceases. As at December 31, 2022, the Group has one associate (December 31, 2021: nil, December 31, 2020: nil).
The Group discontinues applying the equity method when the investment in associates is reduced to zero. Accordingly, additional losses are not recognized unless the Group has guaranteed certain obligations of the associates. When the associates subsequently report net income, the Group resumes applying the equity method but only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
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

2.5. Foreign currency translation
2.5.1 Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in euros (€), which is the Company’s functional and presentation currency.
2.5.2 Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates, are recognized in the consolidated statement of profit or loss. All foreign exchange gains and losses are presented in the consolidated statement of profit or loss, within finance income/(costs).
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
2.5.3 Translation of foreign operations
The results and financial position of foreign operations that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. All resulting exchange differences are recognized in the consolidated statement of comprehensive income and accumulated in a foreign currency translation reserve, as a separate component in equity (attributed to non-controlling interests as appropriate).
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
2.6. New and amended standards
2.6.1 New and amended standards adopted by the group
The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2022. Other than for the standards and amendments set out in this section, the Group did not have to change its accounting policies or make retrospective adjustments as a result of applying these standards and amendments.
Annual improvements to IFRS 2018-2020: IFRS 9 Financial Instruments – Fees in the “10 per cent” test for derecognition of financial liabilities
As part of its 2018–2020 annual improvements to the IFRS standards process, the IASB issued an amendment to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received fees between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

The Group applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period ending December 31, 2022. The Group followed this amendment to assess whether the terms of the renewed facility were substantially different from the terms of the old facility.

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before intended use
The amendment to IAS 16 Property, Plant and Equipment prohibits an entity from deducting from the cost of an item of property, plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is “testing whether the asset is functioning properly” when it assesses the technical and physical performance of the asset, while the financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment.

The Group does not deduct proceeds received from charging sessions when the Group is preparing its chargers for its intended use from its property, plant and equipment cost. Therefore, this amendment does not have an impact on the Group’s consolidated financial statements.

The Group has also applied the following amendments for the first time for the annual reporting period commencing January 1, 2022:

•Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract
•Amendments to IFRS 3: Reference to the Conceptual Framework
•Annual improvements to IFRS 2018-2020: minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a First-time Adopter, IAS 41 Agriculture – Taxation in Fair Value Measurements, Illustrative Examples accompanying IFRS 16 Leases

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
2.6.2 New standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
Amendments to IAS 1 – Classification of Liabilities as Current or Non-current
The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g., the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. In October 2022 further amendments were issued to clarify that covenants of loan agreements which an entity must comply with only after the reporting date would not affect classification of a liability of current or non-current at the reporting date. These amendments introduce additional disclosure requirements.
The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. The Group does not expect the standard to have an impact on the classification of the Group's liabilities within the consolidated financial statements, but will evaluate any additional disclosure requirements, as applicable. ~~has not yet considered the potential impact of the amendments to the standard on the Group’s consolidated financial statements, if any.~~
IFRS 17 – Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (IFRS 17), a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts (IFRS 4) that was issued in 2005. IFRS 17 applies to all types of insurance contracts

(i.e., life, non-life, direct insurance and re-insurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. The Group does not expect the standard to have an impact on the Group's consolidated financial statements.
Other new and amended standards and interpretations
The following new and amended standards and interpretations that are issued, but not yet effective, are not expected to have an impact on the Group’s consolidated financial statements:
•Amendments to IAS 12 ‘Income Taxes’: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
•Amendments to IAS 1 and IFRS Practice Statement 2: Disclosure of Material Accounting policies
•Amendments to IAS 8 – Definition of Accounting Estimates
•Amendment to IFRS 16 – Leases on sale and leaseback

The amendments are effective for annual periods beginning on or after January 1, 2023.
2.7. Summary of significant accounting policies
2.7.1 Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker ("CODM"), who is responsible for assessing the performance of the operating segments and allocating resources, has been identified as the Executive Board of the Group. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).
2.7.2 Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business as per IFRS 3 and control is transferred to the Group. To determine whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether outputs can be produced.
The cost of an acquisition is measured at the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.
Any contingent or deferred consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent or deferred consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent or deferred consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the consideration are recognized in the consolidated statement of profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in the consolidated statement of profit or loss.
In the event of an asset acquisition, the Group applies the guidance prescribed by IFRS 3 and allocates the cost of the transaction to the assets acquired and liabilities assumed based on their relative fair values at the date of purchase with no goodwill recognized. For any identifiable asset or liability initially measured at an amount other than cost, the Group initially measures that asset or liability at the amount specified in the applicable IFRS Standard. The Group then allocates the residual transaction price to the remaining identifiable assets and liabilities based on their relative fair values at the date of the acquisition.
2.7.3 Goodwill

In a business combination, goodwill is initially measured at cost (being the excess of the aggregate of the: consideration transferred, amount of non-controlling interests and the fair value of any previously interest held, over the fair value of the net identifiable assets acquired and liabilities assumed). After initial recognition, goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Refer to the accounting policies on impairment of non-financial assets (including goodwill) in Note 2.7.15.

On disposal of an entity, the associated goodwill is included in the carrying amount of the entity when determining the gains or losses on disposal.
2.7.4 Revenue recognition
The Group recognizes revenue from the following activities:
•revenue from charging sessions;
•revenue from the sale of charging equipment to customers;
•revenue from installation services;
•revenue from the operation and maintenance of charging equipment owned by customers; and
•revenue from consulting services.
Charging sessions
Charging sessions reflect the revenues related to charging sessions at charging equipment owned by the Group. The Group acts as a charge point operator in public spaces, at consumer’s homes and at companies' locations. The Group supplies electricity to owners and drivers of electric vehicles which use a charge card issued by a mobility service provider (“MSP”), credit card or a charging app to pay for these services. Charging revenue is recognized at the moment of charging, when the control of electricity is transferred to the customer. The Group is acting as a principal in charging transactions for charging equipment that is owned by the Group as it has the primary responsibility for these services and discretion in establishing the price of electricity.
The Group is considered an agent in charging transactions for charging equipment owned by third parties as the Group does not have control over electricity, the Group has to reimburse the electricity costs to EV drivers, and because the charging services to homeowners and company locations are administrative in nature.
Sale of charging equipment
The Group enters into agreements with customers for the sale of charging equipment. These contracts are generally awarded based on a proposal and business case for a certain location including traffic and other activity predictions. If the proposal is awarded by the customer, the Group enters into a development contract under which the Group purchases and installs charging equipment at the relevant location. The Group has determined that the sale and installation of the equipment constitute two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight-forward and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin.
Revenue from the sale of charging equipment is recognized at a point in time when control of the charging equipment is transferred to the customer. Depending on the terms and conditions of the contract, this can be:
•the moment when the customer has the legal title and the physical possession of the charging equipment once the delivery on premise takes place; or
•the moment when the customer has not taken physical possession of the charging equipment and the delivery on premise has not taken place, but the customer has requested the Group to hold onto the charging equipment, and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the charging equipment.
Installation services
Revenue from installation of charging equipment is recognized over time. The Group uses an input method in measuring progress of the installation services. The input method is based on the proportion of contract costs incurred for work performed to date in proportion to the total estimated costs for the services to be provided. Management considers that this input method is an appropriate measure of the progress towards complete satisfaction of these performance obligations under IFRS 15. In case the Group cannot reliably measure progress of the installation services, the Group only recognizes revenue to the level of costs incurred.
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
Part of the O&M fees are variable and based on certain performance indicators related to the charging equipment, such as utilization. The Group recognizes variable consideration when the O&M fees occur.
The Group and a customer may enter into a development contract and an O&M contract at the same time. These contracts are not negotiated as a package and there are distinct commercial objectives and terms, the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract and the goods or services promised in the contracts represent multiple performance obligations. Therefore, development and O&M contracts are treated as separate arrangements.
No significant element of financing is deemed present as the sales are made with a credit term of 30 days, which is consistent with market practice. Except for assurance type warranty provisions, the Group did not recognize an obligation to repair or warrant products or services as the Group does not provide any guarantee extension services.
Consulting services
The Group recognizes revenue from providing consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware. Revenue from providing consulting services is recognized in the accounting period in which the services are rendered. Revenue is recognized over time using the input variable method as a measure of progress.
In the case of fixed-price contracts, the customer pays the fixed amount based on a payment schedule. If the services rendered by the Group exceed the payments, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized.
Contract assets
Fees associated with the development contracts are fixed and payable upon the achievement of milestones. If the services rendered by the Group exceed the payment, a contract asset is recognized. Contract assets are subject to an impairment assessment. Refer to the accounting policies on impairment of financial assets in Note 2.7.17.
Contract liabilities
A contract liability is recognized if a payment from the customer is received, and it precedes the satisfaction of a performance obligation by the Group. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
2.7.5 Cost of sales
Cost of sales represents the electricity cost for the charging revenues, which is billed to the Group by utility companies, maintenance costs, depreciation expense related to charging equipment and charging infrastructure, and amortization expense related to the EV Cloud platform. Cost of sales related to development contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection.

Cost of sales related to the O&M contracts mainly consists of the third-party service cost (such as costs incurred for monitoring the state of charging poles, cleaning of charging poles, data-related costs). These expenses are recognized in the period in which they are incurred.
During the year ended December 31, 2022, the Company changed its accounting policy related to the allocation of depreciation and amortization expenses in the statement of profit or loss, refer to Note 2.7.24 for details.
2.7.6 Other income
The Group recognizes other income from the following sources:
•sale of CO2 tickets (for example, “HBE certificates” or hernieuwbare brandstofeenheden in the Netherlands);
•government grants;
•disposal of property, plant and equipment;
•sublease rental income;
•fair value gains/(losses) on derivatives (purchase options); and
•other items.
CO2 tickets are issued by governments and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable. CO2 tickets are initially recognized at fair value as inventory (refer to the accounting policies on inventories in Note 2.7.16). Other income from the sale of CO2 tickets (for example, HBE certificates in the Netherlands) includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.
The accounting policy for the disposal of property, plant and equipment is disclosed in Note 2.7.12. The accounting policy for government grants is disclosed in Note 2.7.7. The accounting policy for sublease rental income is disclosed in Note 2.7.14, section “Group as a lessor”.
The accounting policy for the fair value gains and losses on the purchase options derivatives is disclosed in Note 2.7.17.
Other items mainly relate to reimbursements that the Group has received from one of its suppliers for chargers. See note 7.
2.7.7 Government grants
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
Grants relating to assets relate to the Group’s chargers and charging infrastructure. Refer to Note 15 for details.
2.7.8 General and administrative expenses
General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation, amortization and impairment charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.
During the year ended December 31, 2022 the Company changed its accounting policy, related to the allocation of a portion of depreciation and amortization expenses in the consolidated statement of profit or loss. Refer to the details and the rationale of the change in Note 2.7.24.

2.7.9 Selling and distribution expenses
Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.10 Employee benefits
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
Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. They are included in accumulated deficit in the consolidated statement of changes in equity and in the consolidated statement of financial position.
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

Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Interest cost is calculated by applying the discount rate to the expected future payments. This cost is recognized in the consolidated statement of profit or loss, within finance income/(costs).
Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit or loss.
Termination benefits
Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the Group recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.
2.7.11 Share-based payment
2.7.11.1 First special fees agreement
A first share-based payment arrangement was provided to an external consulting firm via a first special fees agreement (the "First Special Fees Agreement"). Information relating to this agreement between the Company’s immediate parent entity — Madeleine — and the consulting firm is set out in Note 11.1. The fair value of the share-based payment arrangement granted under the First Special Fees Agreement was recognized as an expense, with a corresponding increase in accumulated deficit. The total amount to be expensed was determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excluded the impact of any service and non-market performance vesting conditions.
IFRS 2 requires the total expense to be recognized over the vesting period, which is the period over which all of the specified service and non-market vesting conditions are to be satisfied. For the First Special Fees Agreement the expenses were recognized over the service period (from the grant date until a liquidity event, refer to Note 3.1.7).
2.7.11.2 Second special fees agreement
A second share-based payment arrangement is provided to an external consulting firm via a second special fees agreement (the "Second Special Fees Agreement") (compared to the First Special Fees Agreement entered into in December 2020). Information relating to this agreement which was originally between the Company’s immediate parent entity — Madeleine — and the consulting firm is set out in Note 11.2. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with a corresponding increase in accumulated deficit as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to the Company during the reporting period and as a result, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement is recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed is determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excludes the impact of any service and non-market performance vesting conditions.
IFRS 2 requires the total expense to be recognized over the vesting periods, which are the periods over which all of the specified service and non-market vesting conditions are to be satisfied. For the Second Special Fees Agreement the expenses are recognized over the service periods (from the grant date until each forecasted equity injection, refer to Note 3.1.8). The Group shall revise its estimate of the length of the vesting periods, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting periods are extended.

2.7.11.3 Management Incentive Plan
The share-based payment arrangement in place related to the Management Incentive Plan qualifies as an equity settled share-based payment in accordance with IFRS 2. As mentioned in Note 11.3, as part of Allego´s Management Incentive Plan some key management employees were granted options, with performance vesting criteria attached to some of these options.
The grant date fair value of grant options (options subject to the expiry of a blocking period of 18 months) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.
The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, the Group revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
The grant options and performance options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
2.7.12 Property, plant and equipment
Property, plant and equipment are initially recorded in the consolidated statement of financial position at their cost. For property, plant and equipment acquired from third parties this is the acquisition cost, including costs that are directly attributable to the acquisition of the asset. For internally constructed assets, cost comprises direct costs of materials, labor and other direct production costs attributable to the construction of the asset. Each item of property, plant and equipment is subsequently stated at historical cost less accumulated depreciation and accumulated impairment, if any.
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
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the asset’s use or disposal. Any gain or loss arising on the disposal or retirement of the asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated statement of profit or loss when the asset is derecognized, within other income. Occasionally, the Group sells its own chargers and/or charging equipment to a customer. In that case, the carrying value of the disposed assets are recorded within cost of sales. The proceeds of such transactions are recorded within revenue from the sale of charging equipment.
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

Other fixed assets mainly comprise leasehold improvements, office equipment, IT assets and other fixed assets.
The residual values, useful lives and depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.
2.7.13 Intangible assets
The Group’s intangible assets consist of software, customer relationships and goodwill. Software primarily comprises the Group’s internally developed EV Cloud platform and software purchased from third parties. Customer relationships and goodwill resulted from the business combinations as detailed in Note 4.
Internally developed software
Internally developed software comprises the Group’s internally developed EV Cloud platform. Its cost consists of the development cost that are directly attributable to the design and testing of the EV Cloud platform, which is controlled by the Group.
Development costs are capitalized as software if the following criteria are met:
•It is technically feasible to complete the software so that it will be available for use.
•Management intends to complete the software and use or sell it.
•There is an ability to use or sell the software.
•It can be demonstrated how the software will generate probable future economic benefits.
•Adequate technical, financial and other resources to complete the development and to use or sell the software are available.
•The expenditure attributable to the software during its development can be reliably measured.
Directly attributable costs that are capitalized as part of the software include direct costs of labor and other direct production costs attributable to the development of the software.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use over its estimated useful life of 3 years. Following initial recognition, internally developed software is carried at cost less any accumulated amortization and accumulated impairment losses.
Research expenditure and development expenditure related to software that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.
Software and licenses purchased from third parties
Software and licenses purchased from third parties comprises software and licenses for the use of platforms from third parties. Software and licenses purchased from third parties are measured on initial recognition at cost. Cost comprises the purchase price and directly attributable costs of preparing (i.e., tailoring) the software or platform for its intended use by the Group. Following initial recognition, software and licenses purchased from third parties are carried at cost less any accumulated amortization and accumulated impairment losses. Software and licenses purchased from third parties are amortized over its useful life or the duration of the license, as applicable.
Goodwill
The goodwill arisen from the acquisition of subsidiaries is included in the Group’s intangible assets. Please refer to Note 2.7.3 and Note 2.7.15 for details over the accounting policies applied in accounting for goodwill.
Customer relationships
The customer relationships were acquired as part of a business combination (see Note 4 for details). They are recognized at their fair value at the date of acquisition and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships are amortized on a straight-line basis over its useful life, which is based on the timing of projected cash flows of the contracts.

Derecognition
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
Amortization methods and periods
The Group amortizes intangible assets with a finite useful life using the straight-line method to allocate their cost over their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Software – Internally developed software	3 years
Software and licenses – Purchased from third parties	1 – 25 years
Customer relationships	16 – 17 years
The useful lives and amortization methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.
2.7.14 Leases
Group as a lessee
The Group leases office buildings, cars, software, land permits and other assets. Other assets comprise office furniture. Rental contracts are typically agreed for fixed periods of several years. The contractual lease term of cars is set at four years, where extensions are unusual. Software relates to the right of use of a third-party supplier’s application software. The contractual lease term of software is set at five years with a two-year extension option. The contractual lease term of office buildings is typically set at five years but may have extension options as described below.
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
•fixed payments (including in-substance payments), less any lease incentives receivable;
•variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable by the Group under residual value guarantees;
•the exercise price of a purchase option if it is reasonably certain that the Group will exercise that option; and
•payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
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
Right-of-use assets are measured at cost comprising the following:
•the amount of the initial measurement of the lease liability;
•any lease payments made at or before the commencement date less any lease incentives received;
•any initial direct costs, and
•restoration costs.
Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain that it will exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
The right-of-use assets are also subject to impairment and are allocated to the cash-generating unit to which these assets relate. Refer to the accounting policy for impairment of non-financial assets, which is disclosed in Note 2.7.15.
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
Lease term
Extension and termination options are included in a number of office buildings, software, car leases and land permits across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated).
For leases of offices and land permits, the following factors are normally the most relevant:
•If there are significant penalty payments to terminate (or not to extend), it is typically reasonably certain that the Group will extend (or not terminate).
•If any leasehold improvements are expected to have a significant remaining value, it is typically reasonably certain that the Group will extend (or not terminate).
•Otherwise, the Group considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

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
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of other income.
2.7.15 Impairment of non-financial assets (including goodwill)
The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (“cash-generating units”). An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.
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
Goodwill
Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. These indicators include changes in the business climate, changes in management, legal factors, operating performance indicators or sale of disposal of the acquired business. The Group allocates goodwill to a group of CGU’s for the purpose of impairment testing based on such CGU's being expected to benefit from the business combination in which the goodwill arose. This group of CGU's is the lowest level at which goodwill is monitored for internal management purposes. The carrying amount of goodwill is compared with the recoverable amount of the group of CGU’s it was allocated to, which is the higher of the group of CGU’s value in use and its fair value less cost to sell.
2.7.16 Inventories
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
CO2 Tickets (for example, HBE certificates in the Netherlands)
CO2 Tickets are initially measured at fair value, which is the initial cost of the certificates. Upon initial recognition of the certificates, the Group records a corresponding gain in other income. They are subsequently stated at the lower of cost and net realizable value. Costs are assigned on an individual basis.
Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.
2.7.17 Financial instruments
The Group recognizes a financial asset or financial liability in its consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets
Classification
The Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value through other comprehensive income with recycling of cumulative gains and losses – debt instruments (“FVOCI – debt instruments”);
•those to be measured subsequently at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition – equity instruments (“FVOCI – equity instruments”);
•those to be measured subsequently at fair value through profit or loss (“FVPL”); and
•those to be measured at amortized cost.
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
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at FVOCI are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.
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
Trade receivables
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the transaction price, unless they contain significant financing components, when they are recognized at fair value.
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
Financial assets at FVOCI — debt instruments
For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the consolidated statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in the consolidated statement of comprehensive income (“OCI”). Upon derecognition, the cumulative fair value change recognized in OCI is recycled to the consolidated statement of profit or loss.
The Group does not have debt instruments at FVOCI.
Financial assets at FVOCI – equity instruments
The Group measures all equity investments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the consolidated statement of profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss as other income when the Group’s right to receive payments is established.
The Group’s investments in equity securities at FVOCI relate to an investment in a private company that provides distributed demand response products, which enable households to achieve energy savings. The Group has elected to present fair value gains and losses related to this equity investment in OCI, as investing in (equity) securities is not the main activity of the Group and the objective of the investment is not to hold it for trading purposes.

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
•financial liabilities at FVPL; and
•financial liabilities at amortized cost.
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
•financial liabilities at FVPL; and
•financial liabilities at amortized cost.

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
Borrowings
After initial recognition, borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included within finance income/(costs) in the consolidated statement of profit or loss.
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
Derivatives
The Group uses derivative financial instruments, interest rate caps, to hedge its interest rate risks. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The Group does not apply hedge accounting. Therefore, changes in the fair value of the Group’s derivative financial instruments are recognized immediately in the consolidated statement of profit or loss and are included in finance income/(costs).
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
2.7.18 Fair value measurement
The Group measures financial instruments such as derivatives, debt and FVOCI equity instruments at fair value at the end of each reporting period.

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
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities.
•Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
2.7.19 Cash and cash equivalents
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
2.7.20 Equity
Share capital
The Company’s share capital consists of ordinary shares, which are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Reserves
Reserves include the following:
(i)Legal reserve for capitalized development costs
A legal reserve has been recognized within equity with regard to the capitalized development costs of the Group’s internally developed EV Cloud platform in accordance with article 2:365.2 of the Dutch Civil Code. The legal reserve is reduced as the capitalized development costs are amortized. Additions and releases from the legal reserve are recorded through accumulated deficit.
(ii)Foreign currency translation reserve
The foreign currency translation reserve includes the cumulative exchange differences that result from the translation of the financial statements of the Group’s foreign operations.
(iii)Reserve for financial assets at FVOCI
The reserve for financial assets at FVOCI includes changes in the fair value of certain investments in equity securities in OCI. The group transfers amounts from this reserve to accumulated deficit when the relevant equity securities are derecognized.

2.7.21 Profit/(loss) per share
Basic loss per share is calculated by dividing the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted profit/(loss) per share adjusts the figures used in the determination of basic profit/(loss) per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. Potentially dilutive securities are excluded from the computation of diluted profit (loss) per share if their inclusion is anti-dilutive (for example, if it would result in a lower loss per share).
2.7.22 Provisions and contingencies
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
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the consolidated statement of profit or loss net of any reimbursement.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense, presented within finance income/(costs) in the consolidated statement of profit or loss.
Jubilee provisions
The accounting policy for jubilee provisions is described in the employee benefits section.
Restructuring provisions
Restructuring provisions are recognized only when the Group has a constructive obligation, which is when:
•there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
•the employees affected have been notified of the plan’s main features.
The measurement of a restructuring provision includes only the direct expenditures arising from the restructuring, which are those amounts that are both necessarily entailed by the restructuring and not associated with the ongoing activities of the business or part of the business concerned.
Contingent liabilities
Contingent liabilities arise when there is a:
•possible obligation that might, but will probably not require an outflow of resources embodying economic benefits; or
•present obligation that probably requires an outflow of resources embodying economic benefits, but where the obligation cannot be measured reliably; or
•present obligation that might, but will probably not, require an outflow of resources embodying economic benefits.

Contingent liabilities are not recognized in the consolidated statement of financial position, but rather are disclosed, unless the possibility of an outflow is considered remote.
Warranty provisions
A provision for estimated warranty claims is made by the Group in respect of products sold that are under warranty at the end of the reporting period. The provision is based on historical warranty data and the claims are expected to be settled in the next financial year.
2.7.23 Income tax
The income tax expense or credit for the period is the tax payable on the current period’s taxable income or tax receivable on the current period's deductible losses, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Current tax
The current income tax charge/credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
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

2.7.24 Changes in accounting policies
During the year ended December 31, 2022, the Group changed its accounting policy related to the allocation of depreciation and amortization expenses in the consolidated statement of profit or loss. Under the previous policy, the Group classified depreciation and amortization expenses within General and administrative expenses. The Group changed its policy to begin allocating a portion of depreciation expense to Cost of sales, specifically depreciation expenses related to its charging equipment and charging infrastructure (property, plant and equipment) and depreciation expenses related to its land permits (right-of-use assets). Additionally, the Group began allocating a portion of amortization expense to Cost of sales, specifically amortization expenses related to its EV Cloud platform and the software used to purchase electricity.
This voluntary change in accounting policy is a result of management’s evaluation of their changing business model upon the U.S. public listing following the SPAC Transaction. Using the proceeds from the SPAC Transaction, management continues to invest in a more asset-intensive business model (e.g., with the acquisition of Mega-E) and therefore depreciation and amortization expenses are more clearly linked to Cost of sales. The Group believes that this change will result in a more relevant and reliable classification as it is better aligned with the IFRS conceptual framework and more consistent with the Group’s peer group, especially the peers in the U.S., therefore increasing the comparability of the Group’s results to those of peers. This change has no impact on the Group’s total operating result, financial position, statement of changes in equity, or cash flows for any periods presented. This change is effective for the year ended December 31, 2022 and is applied retrospectively for comparative purposes. For the year ended December 31, 2022, Cost of sales included depreciation expenses of €17,450 thousand and amortization expenses of €2,883 thousand as a result of this change. Comparative information for the years ended December 31, 2021 and 2020 has been restated as shown in the table below.
Consolidated statement of profit or loss for the years ended December 31, 2021 and 2020

	2021			2020
(in €‘000)	as reported	Change in accounting policies	restated	as reported	Change in accounting policies	restated
Cost of sales	(61,122)	(8,154)	(69,276)	(30,954)	(8,035)	(38,989)
Gross profit	25,169	(8,154)	17,015	13,295	(8,035)	5,260
General and administrative expenses	(337,451)	8,154	(329,297)	(47,468)	8,035	(39,433)
3    Significant accounting estimates, assumptions and judgments
The preparation of the Group’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.
3.1. Judgments
In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1 Business Combination Agreement (Spartan Merger)

The merger with Spartan is not within the scope of IFRS 3 Business Combinations as Spartan does not meet the definition of a business as per IFRS 3. In accordance with an agenda decision of the IFRS Interpretations Committee, the transaction is in scope of IFRS 2 Share-based Payment and was accounted for as a recapitalization in which Allego issued shares in exchange for the net assets of Spartan.

The excess of fair value of Allego Ordinary Shares issued over the fair value of Spartan’s identifiable net assets was treated as costs for the service of obtaining a listing and expensed during the reporting period in which the transaction occurred.

Additionally, Allego Ordinary Shares were issued with respect to the PIPE offering. Allego received a total of €136,048 thousand in cash and cash equivalents in return for issuing 15 million Allego Ordinary Shares with a nominal value of €0.12 per share. The Group also entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. The remaining difference between the value of the proceeds on the date of the merger and the nominal value of the shares has been accounted for as share premium. See Note 6 for further details.

Furthermore, Allego Ordinary Shares were issued to Madeleine and an external consulting firm based on their relative shareholding percentage in Allego Holding immediately before the capital reorganization. This increase in share capital has been offset by a reduction in share premium of the same amount.

3.1.2 Warrants

Each Public Warrant and Private Placement Warrant originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the SPAC Transaction, into a right to acquire one ordinary share of Allego on the same terms as were in effect immediately prior to the closing date.

On the closing date of the BCA, Allego assumed the warrants to registered holders of Spartan’s Public Warrants and Private Placement Warrants. Allego assumed and continues to hold these warrants on the same terms as before.

According to management’s assessment, both the Public Warrants and Private Placement Warrants fall within the scope of IAS 32 and have been classified as a current derivative financial liability (based on the warrants being exercisable 30 days after the closing date of the BCA). In accordance with IFRS 9 Financial Instruments, the warrant derivatives that have been classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss. For further details see Note 27.

3.1.3 Consolidation of Mega-E

On July 28, 2021, the Allego Group and Meridiam EM SAS — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s then ultimate parent — entered into a call option (the “Mega-E Option”) agreement to acquire 100% of the share capital of Mega-E Charging B.V. (“Mega-E”). The Group paid no consideration for the option. The purchase price under the option amounted to €9,456 thousand in accordance with the Mega-E Option agreement. The call option was exercisable by the Group at the earliest on January 15, 2022, and within the six-month period thereafter.

Until March 16, 2022, the exercise of the call option by the Allego Group was conditioned upon completion of the SPAC Transaction. On March 16, 2022, the Allego Group consummated the SPAC Transaction, thereby becoming able to exercise its call option right pursuant to the terms of the Mega-E Option agreement. Therefore, the Group reassessed its control assessment over Mega-E.

The Mega-E Option provided the Group with potential voting rights, which are considered substantive as of March 16, 2022, because as of that date all conditions under the Mega-E Option were met and the Group was able to exercise its rights thereunder. The Group concluded that these potential voting rights provided the Group with control over Mega-E. The acquisition of Mega-E by the Group is not considered to be a business combination within the scope of IFRS 3 as Mega-E does not meet the definition of a business as it does not contain any substantive processes. The acquisition of Mega-E has therefore been accounted for as an asset acquisition in the Group’s consolidated financial statements.

3.1.4 Acquisition of MOMA

On June 7, 2022, the Group acquired shares representing 100% of the share capital of Modélisation, Mesures et Applications S.A. (“MOMA”) – an unlisted software company based in France and current service provider for the Group’s EV Cloud platform. This constitutes a Business Combination (specifically referred to as the “MOMA acquisition”) as defined in terms of IFRS 3 Business Combinations, thus the transaction has been accounted for by the Allego Group using the acquisition method of accounting in accordance with IFRS 3. The Group has considered the following main judgements:

Purchase price allocation
Assets and liabilities of subsidiaries acquired are included at their fair value at the acquisition date. Some assets, namely the investment in equity securities, customer relationships and goodwill at acquisition date had fair values that differed significantly from its carrying values (refer to Note 4 for further details).

Goodwill
The excess of the purchase price over the fair value of the identifiable assets and liabilities is recorded as goodwill. An impairment assessment is performed at least once annually, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. Such impairment assessments require management to make significant estimates and assumptions, which are further detailed in Note 3.2.2.
3.1.5 Capitalization of development costs
The development costs in relation to the design and testing of the Group’s internally developed EV Cloud software platform are capitalized based on management judgments. These judgments relate to whether the following criteria are met:
•It is technically feasible to complete the software so that it will be available for use.
•Management intends to complete the software and use or sell it.
•There is an ability to use or sell the software.
•It can be demonstrated how the software will generate probable future economic benefits.
•Adequate technical, financial and other resources to complete the development and to use or sell the software are available.
•The expenditure attributable to the software during its development can be reliably measured.
In determining the development costs to be capitalized, the Group estimates the expected future economic benefits of the software (component) that is the result of the development project. Furthermore, management estimates the useful life of such software (component).
As at December 31, 2022, the carrying amount of capitalized development costs was €3,312 thousand (December 31, 2021: €4,198 thousand). The Group estimates the useful life of the development costs to be at three years based on the expected lifetime of the software (component). However, the actual useful life may be shorter or longer than three years, depending on innovations, market developments and competitor actions.
3.1.6 Revenue recognition
Significant judgment and estimates are necessary for the allocation of the proceeds received from an arrangement to the multiple performance obligations in a contract and the appropriate timing of revenue recognition. The Group enters into development contracts with customers that include promises to transfer multiple products and services, such as charging equipment and installation services. For arrangements with multiple products or services, the Group evaluates whether each of the individual products or services qualify as distinct performance obligations. In its assessment of whether products or services are a distinct performance obligation, the Group determines whether the customer can benefit from the product or service on its own or with other readily available resources and whether the service is separately identifiable from other products or services in the contract. This evaluation requires the Group to assess the nature of the charging equipment, as well as the grid connection and installation services and how each is provided in the context of the contract.
The Group enters into development contracts for the delivery and installation of charging equipment as a bundled package. The Group has determined that there are two separate performance obligations in these contracts. These distinct promises are (1) to deliver the charging equipment and, (2) to install the charging equipment (including the connection to the grid). The main reasons for separating these performance obligations are that these promises can be fulfilled separately with other readily available resources, and that the Group does not provide significant integration, modification or customization services related to the charging equipment.
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
3.1.7 Accounting for the first Special Fees Agreement
On December 16, 2020 (‘the First Special Fees Agreement grant date’), the Company’s immediate parent entity — Madeleine — entered into the First Special Fees Agreement, pursuant to which an external consulting firm provided services to the Group relating to strategic and operational advice for one or more contemplated share transactions (a “Liquidity Event” or "Liquidity Events"). As consideration for these services, the consulting firm is entitled to fees in cash and in shares based on the value of the Company in relation to a future Liquidity Event, payable by Madeleine.
Management assessed whether the Group has received services under the First Special Fees Agreement that requires the First Special Fees Agreement to be accounted for in the Group’s consolidated financial statements. The First Special Fees Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to a Liquidity Event, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from a Liquidity Event. Although the Group does not have the obligation to settle the obligation under the First Special Fees Agreement, management believes that the services provided under the agreement benefit the Group. Therefore, the First Special Fees Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated date of the Liquidity Event as the First Special Fees Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until a Liquidity Event takes place. The First Special Fees Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.
In January 2021, the First Special Fees Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. Another amendment in April 2021, provides the external consulting firm with the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of the Company and the First Special Fees Agreement was extended until December 31, 2028. Management assessed and reflected these changes by re-estimating the service period and the total fair value of the grant.
On July 28, 2021, the parties to the BCA agreed that the cash payments to be made by Meridiam under the First Special Fees Agreement will be recharged to the Company or its legal successor. However, this repayment agreement does not result in an obligation for the Company to settle the First Special Fees Agreement. Therefore, this does not change the accounting treatment of the First Special Fees Agreement in the consolidated financial statements for the year ended December 31, 2022 and December 31, 2021.
Refer to Note 11 for further details on the accounting for the First Special Fees Agreement.
3.1.8 Accounting for the second Special Fees Agreement
On February 25, 2022 (‘the Second Special Fees Agreement grant date’), the Company’s then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement, with the same external consulting firm as for the First Special Fees Agreement described above. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to the Group’s capital raising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine no longer holds any equity security in the Company. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the completion of the SPAC Transaction (the “Equity Injection(s)”).
Management assessed whether the Group has received services under the Second Special Fees Agreement that requires the Second Special Fees Agreement to be accounted for in the Group’s consolidated financial statements. The Second Special Fees Agreement was entered into by Madeleine and the consulting firm reports to the board of directors of Madeleine. The consulting services provided related to the Equity Injections, but also to strategic and operational advice. The Group has benefited from these services and might also benefit from Equity Injections. Although the Group does not have the obligation to settle the obligation under the Second Special Fees Agreement, management believes that the services provided under the Second Special Fees Agreement benefit the Group. Therefore, the Second Special Fees Agreement is in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
The Group has also assessed that the total fair value of the grant should be recognized between the grant date and the estimated dates of the Equity Injections as the Second Special Fees Agreement compensates the external consulting firm for future services and creates a significant incentive for the external consulting firm to continue to provide services until the Equity Injections takes place. The Second Special Fees Agreement therefore includes an implicit future service period over which the share-based payment expenses should be recognized.
On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable for equity injections subsequent to the first Equity Injection. Management assessed and concluded these changes had no impact to the fair value of the grant.
On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, the Group has now the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.
Refer to Note 11.2 for further details on the accounting for the Second Special Fees Agreement.

3.1.9 Accounting for the Management Incentive Plan
In March 2022, the Group established the Management Incentive Plan (“MIP”), which includes two types of options that can be issued to the key management personnel: the grant options and the performance options. The options issued under the plan are classified as equity-settled share-based payment transactions, as the settlement with the participants shall be made using the company’s shares, as such they fall in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
The issued options are recognized at fair value as an operating expense with the corresponding increase in accumulated deficit, over the vesting period being the period over which all of the specified vesting conditions are satisfied. For both options the service period is concluded to start on March 17, 2022 (the date at which the Group became a listed entity) as at that date there was a valid expectation of an award and a corresponding obligation by the Group. On March 17, 2022 there was no legally enforceable arrangement which was completed on May 14, 2022 which is the grant date. For the grant options the vesting date is the grant date and the expenses are recognized between the start of the service period and the vesting date. The performance options are recognized over the relevant service period (starting on March 17, 2022), being the period to which the bonus relates and the vesting period of the shares. The number of shares expected to vest is estimated based on the non-market vesting conditions. For the details of fair value assessment we refer to Note 11.3.
At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the service conditions and non-market conditions. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to accumulated deficit.
When the options are exercised, the Group transfers the appropriate number of shares to the employee. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity. Where options are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture.
It is possible for the Group to net settle the options for (i) withholding taxes and (ii) the exercise price. This will result in classification of all the options as equity-settled since IFRS 2 includes an exception to the general principles for classification as cash-settled when an employer withholds awards due to a mandatory requirement to settle a tax exposure on behalf of an employee which is applicable to the Group.
Refer to Note 11.3 for further details on the accounting for the MIP.
3.1.10 Accounting for the refinancing of old facility
On December 19, 2022, the Group entered into a new facility agreement (the "renewed facility”) with a group of lenders. The purpose of the renewed facility is the settlement of the existing senior debt bank facility (the "old facility") as well as financing and refinancing of certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses) and issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
Management determined that the refinancing of the old facility is an extinguishment of the former financial liability based on the following considerations:

•the transaction is treated as an exchange of financial instruments between an existing borrower and lender;
•the terms of the renewed facility are substantially different to the old facility on a quantitative basis (10% test) and qualitative basis (comparison of terms).
Refer to Note 25 for further details on the accounting for the refinancing of the old facility.
3.1.11 Initial recognition of leases with the extension options
The lease accounting requirements under IFRS 16 require estimates and judgement regarding the determination of lease terms. Management applied its best estimate on the execution of renewal options and termination options, taking into account business practices within the Group in order to estimate the lease term.
The Group took contractual provisions and legal frameworks into account. In doing so, it applied legal and contractual renewal terms for leases and took into account break options (provided by contractual provisions and/or legal frameworks) in determining estimated lease terms. Lease terms at the end of their term are reviewed 18 - 24 months in advance to assess if a new term should be added.
For all seven office leases the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or the Group is contemplating whether that office will be suitable for the Group’s operations.
For all land permit leases, the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or it is not reasonably certain that the Group will extend these leases. The extension is dependent on future performance of the sites.
The determined remaining lease terms per December 31, 2022 vary in ranges of 1 up to 15 years for land permits, 1 up to 12 years for offices and other assets, and 1 up to 4 years for cars and software.
3.2. Estimates and assumptions
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
As at December 31, 2022, the Group recorded a deferred tax asset of €523 thousand (December 31, 2021: €570 thousand) which relates to the partial recognition of the carried-forward tax losses of the Group’s operations in Germany and Belgium (December 31, 2021: Germany and Belgium). The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.
At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to uncertainties such as the planned fiscal restructuring of the Group (e.g. the potential integration of the Mega-E group into the Allego group). Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.

Management determined the (deferred) tax position of the Group using estimates and assumptions that could result in a different outcome in the tax return filed with the tax authorities and could result in adjustments in subsequent periods.
3.2.2 Impairment of non-financial assets
Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Other assets and groups of assets are tested for impairment whenever there is an indication that the carrying amounts of the asset or group of assets may not be recoverable. In such event the Group compares the assets or group of assets carrying value with its recoverable amount, which is the higher of the value in use and the fair value less costs of disposal. The Group uses a discounted cash flow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
Impairments and reversal of impairments of chargers
During the years ended December 31, 2022 and 2021 the Group has identified several chargers that were not performing as expected. For these chargers the utilization was lower than included in the business plan for these chargers. Utilization rates are calculated by dividing the number of charging sessions by a maximum of fifty sessions per day. The identified chargers that were underutilized had a negative margin, but no technical issues (uptime above 95%). The Group considers this an indication for impairment. The Group subsequently compared the carrying value of these chargers with the value-in-use.
The impairment loss recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 amounted to €701 thousand (2021: €354 thousand, 2020: €466 thousand).
During the year ended December 31, 2022, the Group has identified improvements in utilization rates for several chargers that were impaired in prior periods. The Group considers this an indication that an impairment loss recognized in prior periods no longer exists or may have decreased. The Group subsequently compared the carrying value of these chargers with the value-in-use. The increased carrying value as a result of the reversal of impairment shall not exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognized for these chargers in prior periods.
The reversal of impairments recognized in the consolidated statement of profit or loss for the year ended December 31, 2022 amounted to €679 thousand (2021: €381 thousand, 2020: € nil).

Impairment of goodwill
Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. The Group allocates goodwill to a group of CGU's, which is the lowest level within the Group at which the goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by Allego at the level of the operating segment.
During goodwill impairment testing, the carrying amount of goodwill is compared with the recoverable amount of the CGU’s it was allocated to, which is the higher of the CGU’s value in use and the CGU’s fair value less cost to sell. The Group uses a discounted cash flow (“DCF”) model to determine the value-in-use. The cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
The impairment assessment was performed for the year ended December 31, 2022, resulting in a sufficient headroom (refer to Note 16 for details), as such no impairment was identified.

Impairment of other intangible assets
During the year ended December 31, 2022 no impairment indicators were identified for other intangible assets.

3.2.3 Valuation of share-based payment awards
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.

For the measurement of the fair value of equity-settled transactions with an external consulting firm under the First Special Fees Agreement at the grant date (and subsequent measurement dates to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services), the Group used a valuation model which takes into account how the fees payable in cash and equity instrument will depend on the equity value at the time of a future Liquidity Event.

For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Special Fees Agreement at the grant date (and subsequent measurement dates until the novation of the Second Special Fees Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, the Group uses a valuation model which takes into account how the fees payable in cash will depend on the equity value following future Equity Injection events. The same valuation model is used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Special Fees Agreement for measurement dates subsequent to the novation of the Second Special Fees Agreement.

As the exercise price applicable to the options is negligible, no specific option-pricing models are used by the Company and the fair value of options granted under the Company’s management incentive plan is determined by reference to the fair value of the Company’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions (e.g. operational EBITDA, financing targets, compliance and reporting, engagement with investors and remaining an employee of the company over a specified time period). The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.

The assumptions and model used for estimating the fair value for share-based payment transactions under the First and Second Special Fees Agreements are disclosed in Note 11.
3.2.4 Valuation of purchase options to acquire MOMA and Mega-E
On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA, a service provider for the Group’s EV Cloud platform — and 100% of a third-party company, which held 42.0% of the share capital of MOMA.

On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s then ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E.

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

Due to the exercise of the MOMA options and the consolidation of Mega-E, as of December 31, 2022, these options are not recognized on the consolidated statement of financial position.

The assumptions and model used for estimating the fair value of the purchase options are disclosed in Note 31.

3.2.5 Valuation of warrant liabilities

Public Warrants and Private Placement Warrants originally issued by Spartan to its public shareholders and its sponsors were converted on the closing date of the BCA into a right to acquire one ordinary share of the Company on substantially the same terms as were in effect immediately prior to the closing date (see Note 4).

On the closing date of the BCA (March 16, 2022), the Company issued warrants to registered holders of Spartan’s Public Warrants and Private Placement Warrants in exchange for the originally issued warrants. The Company assumed and continues to hold these warrants on the same terms as before (unless the options were exercised during the period).

According to management’s assessment, both the Public Warrants and Private Placement Warrants fall within the scope of IAS 32 and have been classified as a derivative financial liability. In accordance with IFRS 9, derivatives that are classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.

The Public Warrants and Private Placement Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. As at December 31, 2022, the warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs.

Fair value valuations require management to make significant estimates and assumptions regarding the measurement of the Public Warrants and Private Placement warrant derivative liabilities. The warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using a binomial tree framework. As at December 31, 2022, the warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs. On April 15, 2022, the Private Placement Warrants were exercised with the fair value on that date being determined based on quoted market inputs such as the spot price per share.

For further details regarding the inputs and assumptions inherent in the warrants’ valuation models used refer to Note 31.
4    Business combinations and capital reorganization
Merger between Allego Holding B.V. and Spartan Acquisition Corp. III (the "SPAC Transaction”)
On July 28, 2021, Allego Holding and Spartan signed a Business Combination Agreement ("BCA"). Prior to the SPAC Transaction, Spartan was listed on the NYSE in the United States (NYSE: SPAQ).
In connection with the merger, Athena Pubco B.V. — a private limited liability parent company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch law — was incorporated by Madeleine (the Company’s then immediate parent entity) on June 3, 2021. This newly incorporated entity acquired 100% of the outstanding equity of Allego Holding and Spartan. As a result of the merger, Spartan ceased to exist. The Group received €146,035 thousand ($161,080 thousand1) of gross proceeds2 from a combination of a PIPE offering of €136,048 thousand ($150,000 thousand1) at €9.07 ($10.001) per share, along with €9,987 thousand ($11,080 thousand1) of cash held in trust by Spartan after redemptions. Meridiam — the existing shareholder of the Company — rolled 100% of its equity and, together with management and former advisors, retained 82% of the combined entity.
On March 9, 2022, Spartan convened a special meeting of stockholders (“the Special Meeting”). At the Special Meeting, Spartan’s stockholders approved the business combination proposal.
On March 16, 2022 (“the closing date”), the following transactions occurred pursuant to the terms of the BCA:
•Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V.
•The Group’s shareholder loans of €101,931 thousand were converted into equity.
•The Company consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE.
On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company — Allego N.V. — trades under the Allego name under the ticker symbol “ALLG”.
The fair value of Spartan’s net assets at the closing date amounted to negative €71,117 thousand, consisting of cash and cash equivalents of €10,079 thousand, receivable balances of €5,185 thousand, warrant liabilities of €42,253 thousand and transaction costs liabilities of €44,128 thousand.
The fair value of the Company’s shares exchanged in the transaction to Spartan amounts to €87,597 thousand, resulting in a difference with the net assets of Spartan of €158,714 thousand. The difference is considered as an expense and has been recognized in general and administrative expenses in the consolidated statement of profit and loss of the Group at the closing date, representing the costs of service in respect of the stock exchange listing for Spartan’s shares.

Treatment of transaction costs
The total costs incurred in relation to the SPAC Transaction were analyzed to determine which were directly attributed to the issuance of new shares and therefore are to be deducted from equity directly instead of being recognized in the consolidated statement of profit or loss. Transaction costs incurred of € nil (December 31, 2021: €1,059 thousands) were directly attributable to the issuance of new shares and have been deducted from share premium. Transaction costs incurred of €7,190 thousand (December 31, 2021: €6,145 thousand) were not directly attributable to the issuance of new shares. These transaction costs have been recorded in the consolidated statement of profit or loss, within general and administrative expenses.

1 Translated at the EUR/USD exchange rate as at March 16, 2022.
2 Gross proceeds: not inclusive of transaction expenses.
Impact of the SPAC Transaction on loss per share
Upon the completion of the SPAC Transaction the already existing 124 shares in Allego Holding were exchanged for 235,935,061 shares with no cash contribution being made. As such, the exchange ratio used at March 16, 2022, has been deemed to be 1,902,702.
The contribution in kind of Spartan shares modified the number of ordinary shares with a change in resources (the net assets of Spartan are new in the Allego Group and are considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from March 16, 2022. Consequently, the weighted average number of ordinary shares outstanding for basic and diluted earnings per share (“EPS”) for the prior periods is as follows:

	December 31, 2021	December 31, 2020
Shares for basic EPS Allego Holding	100	100
Exchange ratio	1,902,702	1,902,702
Adjusted number of shares	190,270,211	190,270,211
Acquisition of Mega-E (asset acquisition)
On March 16, 2022, the Group consummated the previously announced business combination pursuant to the terms of the BCA and became a publicly traded company on the NYSE. This resulted in the Group being able to exercise its call option right to acquire Mega-E, pursuant to the terms of the Mega-E Option. The Mega-E Option provided the Group with potential voting rights which are considered substantive as of March 16, 2022, the date when all conditions outlined in the Mega-E Option were met.
Mega-E is a company whose main activity relates to operating charging points for vehicles in Europe as well as holding and financing its subsidiaries and associated entities, The Group has a long-standing pre-existing relationship with Mega-E, in which the parties have jointly entered into several development and O&M contracts to construct and operate charging stations across Europe. The acquisition of Mega-E brings critical access to new customers within the Group, as well as the creation of numerous operational synergies in the delivering development and O&M contracts to existing customers. The Group paid in exchange of Mega-E a total purchase consideration of €10,594 thousand comprising of €9,456 thousand for the shares, and €1,138 thousand for the accrued interest on the deferred purchase price. As described in Note 3, the transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 Business Combinations.

The assets and liabilities recognized as a result of the acquisition on March 16, 2022, are as follows:

(in €‘000)	Fair value
Property, plant and equipment	90,651
Right-of-use assets	11,055
Lease liabilities	(11,055)
Borrowings (current)	(23,398)
Other working capital (excl. cash and cash equivalents)	166
Cash and cash equivalents	874
Net identifiable assets acquired	68,293

Less: non-controlling interest	(1,259)
Net assets acquired	67,034
Property, plant and equipment
The property, plant and equipment was initially measured at cost by allocating the purchase price based on the relative fair values of the assets.
Lease liabilities and right-of-use assets
The acquired lease liability was measured using the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the terms of certain leases relative to market terms.
Non-controlling interest
The Group has chosen to recognize the non-controlling interest at its fair value for this acquisition. Mega-E has 100% interest in its subsidiaries, except for GreenToWheel SAS (“GreenToWheel”) in which it holds an interest of 80%, resulting in a 20% Non-controlling Interest (“NCI”). The fair value of the non-controlling interest in GreenToWheel has been determined based on the fair value of the net identifiable assets acquired.
Acquisition of MOMA (business combination)
On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA, a service provider for the Group’s EV Cloud platform (the "Direct MOMA Shares) — and 100% of Oury-Heintz Energie Applications SA ("OHEA"), which held 42.0% of the share capital of MOMA (the "Indirect MOMA Shares"). The provisions of the shareholder’s agreement of MOMA include drag-along rights. Consequently, the Group was required to acquire the remaining 49.50% of the share capital of MOMA upon exercising its option rights, under similar terms and conditions as the original option agreements. On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements.
On April 26, 2022, the Group exercised its second purchase option and drag-along rights to purchase the Direct MOMA Shares, simultaneously signing and closing the acquisition of the Indirect MOMA Shares pursuant to the exercise of the first purchase option. Consequently, on June 7, 2022, the Group closed two separate share and sale purchase agreements (the “Agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”).
On June 7, 2022, the transfer of 159,995 ordinary shares representing 100% of the issued share capital of MOMA was completed. On the same date, a cash payment of €30,000 thousand being an amount of 50% of the total purchase price consideration for the MOMA acquisition, was paid into the respective bank accounts of the selling shareholders (the “First Installment”). On July 29, 2022 the Group has settled the second installment of €30,000 thousand, representing the remaining 50% of the total purchase price consideration payable for the acquisition in accordance with the terms of the Share Purchase agreement. The fair value of the option was € nil on June 7, 2022, the exercise date of the option. For further details see Note 19.

The primary reason for the business combination is for the Group to bring the critical support provided by MOMA for its EV Cloud platform within its own operations. Additionally, the acquisition of MOMA brings access to new markets as well as services within the Group, to better meet the needs of its customers. The financial results of MOMA have been included in the consolidated financial statements from the acquisition date.
The following table summarizes the estimated fair values of identifiable assets acquired and liabilities assumed as of the acquisition date (June 7, 2022).

(in €‘000)	Fair value
Property, plant and equipment	181
Right-of-use asset	1,594
Other financial assets	41,984
Derivatives	255
Trade and other receivables	3,240
Intangible Assets	8,681
Cash and cash equivalents	1,343
Prepayments	—
Current Tax Liabilities	(405)
Defined benefit provision	(386)
Deferred tax liabilities	(3,044)
Lease Liabilities	(1,594)
Trade and other payables	(2,587)
Net identifiable assets acquired	49,262

Add: goodwill	10,724
Net assets acquired	59,986
Intangible assets

Customer relationships
The Group obtained two existing customer contracts, assessed as customer relationships in accordance with IFRS 3. The fair value of these assets is determined using the multi-period excess earnings method (“MEEM”), which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of the customer relationships is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted with a post-tax discount rate.

Internally developed software
The internally developed software consists of the capitalized annual IT development costs less accumulated amortization.
Other financial assets (non-current)
An investment in equity securities is presented under other financial assets (non-current). The fair value of this financial asset was determined through an analysis of a recent transaction based on observable market inputs as detailed further in Note 31.
Derivatives

The Group obtained certain potential economic rights associated with a portion of the shares held by the Group in Voltalis. These rights provide the Group with the option to convert these rights into additional ordinary shares upon the occurrence of a Triggering Event. A Triggering Event is a majority disposal, public listing or a joint decision of an extraordinary general meeting of the shareholders to convert the shares of Voltalis. The Group has determined that these economic rights classify as derivatives.

Given that these rights would be derived from the outcomes of a specific Triggering Event scenario, a probability-weighted equity return method was historically applied in order to value the payouts under the economic rights. Under this approach, the payouts were estimated based upon an analysis of future values for Voltalis, assuming various probable Triggering Event scenarios, each with their own probability attached.
During the year the Group has waived these potential economic rights associated with a portion of the ordinary shares held by the Group in Voltalis. Please refer to Note 7.
Trade and other receivables
Trade receivables with a fair value of €2,642 thousand and gross contractual amount of €2,642 thousand were acquired, of which € nil is not expected to be collected. Other receivables include deposit receivables and current tax receivables with a fair value of €598 thousand and an equivalent gross contractual amount.
Current Tax Liabilities
Current tax liabilities of €405 thousand relating to income tax payables were acquired.
Lease liabilities and right-of-use assets
The acquired lease liabilities were measured at the present value of the remaining lease payments at the acquisition date. The right-of-use assets were measured at an amount equal to the lease liabilities.
Deferred tax liabilities
A deferred tax liability was recognized in relation to the fair value step-up on the investment in equity securities. This liability represents the taxable portion of capital gain that could potentially arise from future dilution of the interest of the Group in the investment.
Pro forma impact on revenues and net profit
From the acquisition date to December 31, 2022, the acquired business of MOMA contributed revenues of approximately €3,108 thousand and net loss of approximately €2,189 thousand to the Group. If the acquisition had occurred on January 1, 2022, the Group’s consolidated revenues and consolidated net loss after tax for the year ended December 31, 2022, would have been €136,015 thousand and €302,605 thousand respectively. These amounts have been calculated using the results of the Group and subsidiary and adjusting them for the following:
•differences in the accounting policies between the Group and the subsidiary;
•the additional interest on lease liabilities and depreciation on right-of-use assets that would have been charged assuming leases would have been accounted under IFRS 16 Leases from January 1, 2022, together with the consequential tax effects;
•the removal of the fair value movements in the purchase option to acquire MOMA from January 1, 2022.
The following table summarizes the operating results of MOMA that were included in the consolidated statement of profit or loss for the year ended December 31, 2022.

(in €‘000)	December 31, 2022
Revenue	3,108
Cost of sales	—
Other income	428
Selling and distribution expenses	(231)
General and administrative expenses	(4,785)
Operating loss	(1,480)

Finance costs	(55)
Loss before income tax	(1,535)

Income tax	(654)
Loss for the year	(2,189)

Calculation of goodwill
Goodwill arising from the MOMA acquisition was determined as follows:

(in €‘000)	As at the acquisition date (June 7, 2022)
Cash consideration paid	59,986
Total consideration transferred	59,986

Less: fair value of identifiable net assets acquired	49,262
Goodwill	10,724
Goodwill recognized on the MOMA acquisition relates to the expected growth, synergies and intellectual capacity of the acquired workforce, which cannot be separately recognized as an intangible asset. This goodwill is not expected to be deductible for tax purposes.
Acquisition-related expenses
Acquisition-related expenses of €248 thousand have been recognized in the consolidated statement of profit or loss, within general and administrative expenses.
5    Segmentation
The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the consolidated financial statements. Further financial information, including net income (loss), employee expenses and operating expenses are only provided on a consolidated basis.
The CODM assesses the financial information of the business on a consolidated level. As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.
As the Group only has one reporting segment, all relevant financial information is disclosed in the consolidated financial statements.
Revenue from major customers
For the year ended December 31, 2022, revenue from one customer (2021: two customers, 2020: three customers), namely Customer D (2021: Customer A and D, 2020: Customer A, B and C), amounted to 10% or more of the Group’s total revenue. The amount of revenue from the major customers can be broken down as follows:

(in €‘000)	2022	2021	2020
Customer A	1,066	23,974	10,702
Customer B	647	663	6,566
Customer C	—	1,119	5,065
Customer D	51,424	24,566	—
Total	53,137	50,322	22,333

Revenue from external customers
The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2022	2021	2020
The Netherlands	46,302	29,689	16,369
Belgium	10,692	4,358	2,874
Germany	15,045	14,477	13,465
France	55,815	32,098	8,285
Other	6,046	5,669	3,256
Total	133,900	86,291	44,249
Non-current assets by country
The amount of total non-current assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2022	December 31, 2021
The Netherlands	109,851	59,047
Belgium	8,778	7,049
Germany	43,510	13,568
France	32,675	357
Other	12,369	209
Total	207,183	80,230
Non-current assets for this purpose consist of total non-current assets as recorded in the consolidated statement of financial position, excluding non-current financial assets and deferred tax assets.
6    Revenue from contracts with customers
Disaggregation and timing of revenue from contracts with customers
Set out below is the disaggregation of the Group’s revenue from contracts with customers.

(in €‘000)	2022	2021	2020
Type of goods or service
Charging sessions	65,347	26,108	14,879
Service revenue from the sale of charging equipment	33,585	37,253	15,207
Service revenue from installation services	28,630	19,516	12,313
Service revenue from operation and maintenance of charging equipment	3,230	3,414	1,850
Service revenue from consulting services	3,108	—	—
Total revenue from external customers	133,900	86,291	44,249
Timing of revenue recognition
Services transferred over time	34,968	22,930	14,162
Goods and services transferred at a point in time	98,932	63,361	30,087
Total revenue from external customers	133,900	86,291	44,249

Assets and liabilities related to contracts with customers
The Group has recognized the following assets and liabilities related to contracts with customers:

(in €‘000)	December 31, 2022	December 31, 2021
Assets
Current contract assets	1,512	1,226
Loss allowance	—	—
Total contract assets	1,512	1,226
Liabilities
Current contract liabilities	7,917	21,192
Non-current contract liabilities	2,442	—
Total contract liabilities	10,359	21,192
Refer to Note 20 for details on trade receivables and the loss allowance on trade receivables and contract assets.
Significant changes in contract assets and liabilities
The change in contract assets and contract liabilities is the result of the Group’s development contract activities which started in 2019 and which have increased since then. For certain development contracts, the Group provides services exceeding the payments received from customers which result in contract assets. Conversely, the Group receives prepayments for certain development contracts which result in contract liabilities. For the year ended December 31, 2022, contract assets increased mainly for development contracts with Mega-E where significant milestones were reached. Contract liabilities decreased mainly as a result of prepayments received for development contracts with EV Cars in prior year for which the performance obligations have been satisfied in the current year. This decrease has been offset by an increase in contract liabilities of €3,358 thousand for future charging services to be provided to one of the PIPE Investors. For more information on balances with related parties, reference is made to Note 35.2
During the year ended December 31, 2022, the Group entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. As of December 31, 2022, €3,358 thousand (December 31, 2021: € nil) of the contract liability balance relates to this arrangement, of which €916 thousand is recognized as current and €2,442 thousand is recognized as non-current.
The Group did not recognize a loss allowance for contract assets in accordance with IFRS 9 as of December 31, 2022 and December 31, 2021, see Note 32 for further information.
Revenue recognized in relation to contract liabilities
The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2022	2021	2020
Revenue recognized that was included in the contract liability balance at the beginning of the period	21,192	7,280	5,250
Performance obligations
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	2022	2021
Within one year	24,791	25,274
More than one year	7,909	—
Total	32,700	25,274

As at December 31, 2022, the Group expects that 76% of the transaction price allocated to unsatisfied performance obligations will be recognized as revenue during the next financial reporting year. The remaining 24% will be recognized in the 2024 and 2025 financial reporting years. Of the total unsatisfied performance obligations, 90% relates to service revenue from the sale of charging equipment and service revenue from installation services. The remaining portion of 10% relates to revenue from charging sessions.
7    Other income

(in €‘000)	2022	2021	2020
Government grants	213	2,037	2,302
Income from sale of CO2 tickets	9,527	5,403	2,396
Net gain/(loss) on disposal of property, plant and equipment	(12,528)	(210)	7
Sublease rental income	200	200	—
Fair value gains/(losses) on derivatives (purchase options)	3,856	2,900	—
Fair value gains/(losses) on pref. shares derivatives and net gain/(loss) on sale of pref. shares derivatives	(69)	—	—
Other items	2,525	523	724
Total	3,724	10,853	5,429
Government grants
Government grants that relate to an expense item, are recognized as income on a systematic basis over the periods that the related costs, which the grants are intended to compensate, are expensed.
Income from sale of CO2 tickets
The Group sells CO2 tickets (for example, HBE certificates in the Netherlands) to companies that are required to compensate their use of non-green energy through a brokerage. These certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable.
For the year ended December 31, 2022, income from the sale of CO2 tickets includes a fair value gain on initial recognition of €9,423 thousand (2021: €5,483 thousand, 2020: €2,136 thousand) and a gain on the subsequent sale of €104 thousand (2021: loss of €80 thousand, 2020: gain of €260 thousand).
Sublease rental income
Refer to Note 17.2 for details on the Group’s subleases.
Fair value gains/(losses) on derivatives (purchase options)
Refer to Note 19 for details on the Group’s purchase options.

Fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives
The Group has waived certain potential economic rights associated with a portion of the shares held by the Group in Voltalis for a consideration of €187 thousand. The transaction resulted in an immaterial loss, which has been recognized in the consolidated statement of profit or loss, within other income. This transaction does not affect the Group's interest held in the ordinary share capital of Voltalis.
Other items
Other items primarily consists of reimbursements that the Group has received from one of its suppliers for chargers.
During the year ended December 31, 2022, the Group purchased a number of chargers that malfunctioned and the Group has disposed of these chargers. During the year ended December 31, 2022, the Group has recognized a gain of €2,250 thousand (2021: € nil, 2020: € nil) for reimbursement received from suppliers.

8    Selling and distribution expenses

(in €‘000)	2022	2021	2020
Employee benefits expenses	1,650	1,898	2,907
Amortization of customer relationships	231	—	—
Depreciation of right-of-use assets	148	92	153
Marketing and communication costs	478	421	478
Housing and facility costs	48	60	358
Travelling costs	32	1	23
Total	2,587	2,472	3,919
Refer to Note 10 for a breakdown of expenses by nature.
9    General and administrative expenses

	2022	2021	2020
(in €‘000)		(restated)[1]	(restated)[1]
Employee benefits expenses	65,089	105,025	23,549
Depreciation of property, plant and equipment	185	206	285
Depreciation of right-of-use assets	5,676	3,175	1,511
Amortization of intangible assets	577	97	333
IT costs	3,307	1,625	2,786
Housing and facility costs	490	337	496
Travelling costs	398	7	81
Legal, accounting and consulting fees	73,867	208,945	9,134
Insurance costs	7,164	397	240
Other costs	7,891	9,483	1,018
Share-based payment expenses - SPAC Transaction	158,714	—	—
Total	323,358	329,297	39,433
Employee benefits expenses for the year ended December 31, 2022 include share-based payment expenses relating to the First and Second Special Fees Agreements of €26,869 thousand (2021: €89,636 thousand, 2020: €2,450 thousand) as certain directors of the Company are entitled to a percentage of the total benefits received by the external consulting firm as part of these agreements. Refer to Note 11.1 and Note 11.2 for details. Furthermore, employee benefits expenses for the year ended December 31, 2022 include share-based payment expenses relating to the management incentive plan of €14,361 thousand (2021: € nil, 2020: € nil) as the Group has granted the options to acquire a percentage of the Company's issued share capital to key management personnel. Refer to Note 11.3 for details.
Legal, accounting and consulting fees for the year ended December 31, 2022 include share-based payment expenses relating to the First and Second Special Fees Agreements of €58,145 thousand (2021: €202,201 thousand, 2020: €4,650 thousand) as the Group has provided share-based payment awards to an external consulting firm. Refer to Note 11.1 and Note 11.2 for details.
Share-based payment expenses related to the SPAC Transaction for the year ended December 31, 2022 represent the difference between Spartan’s net assets at the closing date and the fair value of the Company’s shares exchanged in the transaction to Spartan. This difference is considered as an expense representing the costs of service in respect of the stock exchange listing for Spartan’s shares.
Refer to Note 10 for a breakdown of expenses by nature.
1 Refer to Note 2.7.24 for details regarding the restatement of comparative figures as a result of changes in accounting policies

10    Breakdown of expenses by nature
10.1. Depreciation, amortization and impairments

(in €‘000)	2022	2021	2020
		(restated)[1]	(restated)[1]
Included in cost of sales:
Depreciation of property, plant and equipment	16,542	5,417	4,024
Impairments of property, plant and equipment	701	354	466
Reversal of impairments of property, plant and equipment	(679)	(381)	—
Amortization of intangible assets	2,883	2,623	3,404
Depreciation of right-of-use assets	886	141	141
Included in selling and distribution expenses:
Depreciation of right-of-use assets	148	92	153
Amortization of customer relationships	231	—	—
Included in general and administrative expenses:
Depreciation of property, plant and equipment	185	206	285
Depreciation of right-of-use assets	5,676	3,175	1,511
Amortization of intangible assets	577	97	333
Total	27,150	11,724	10,317
1 Refer to Note 2.7.24 for details regarding the restatement of comparative figures as a result of changes in accounting policies
10.2. Employee benefits expenses

(in €‘000)	2022	2021	2020
Included in selling and distribution expenses:
Wages and salaries	1,195	1,527	1,961
Social security costs	127	178	266
Pension costs	139	144	239
Termination benefits	194	11	360
Other employee costs	(5)	34	78
Contingent workers	—	4	3
Subtotal	1,650	1,898	2,907
Included in general and administrative expenses:
Wages and salaries	14,968	9,951	12,190
Social security costs	1,980	1,262	1,666
Pension costs	1,553	1,025	1,479
Termination benefits	222	42	2,674
Share-based payment expenses	41,230	89,636	2,450
Other employee costs	283	219	410
Contingent workers	4,853	3,358	3,012
Capitalized hours	—	(468)	(332)
Subtotal	65,089	105,025	23,549
Total	66,739	106,923	26,456
Termination benefits
The Group incurred termination benefits in connection with the restructuring of its operations in 2020. Refer to Note 26 for details.

Average number of employees
During 2022, 163 employees were employed on a full-time basis (2021: 127, 2020: 189). Of these employees, 59 were employed outside the Netherlands (2021: 40, 2020: 52).
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
As the ABP pension plan contains actuarial risks, i.e. a recovery contribution is charged as part of the annual contribution, it does not qualify as a defined contribution plan under IAS 19 and thus qualifies as a defined benefit plan. Under IAS 19, the ABP pension plan qualifies as a multi-employer plan. The Group’s proportionate share in the total multi-employer plan is insignificant. The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2022 was €1,290 thousand (2021: €1,034 thousand, 2020: €1,716 thousand). The contributions to the ABP pension plan for the year ending December 31, 2023 are expected to be in line with the contributions paid for the year ended December 31, 2022.
The pension plan of the Group in the Netherlands is administered by Stichting Pensioenfonds ABP (“the fund”). The most important characteristics of this pension plan are:
•The plan provides a retirement and survivor’s pension.
•The pension plan is an average pay plan.
•The retirement age depends on the AOW retirement age.
•The board of the fund sets an annual contribution for the retirement pension, partner’s pension and orphan’s pension which is based on the actual funding ratio of the fund.
•If the fund holds sufficient assets, the board of the fund can increase the accrued benefits of (former) employees and retirees in line with the consumer price index for all households. This indexation is therefore conditional. There is no right to indexation and it is not certain for the longer term whether and to what extent indexations will be granted. The board of the fund decides annually to what extent pension benefits and pension benefits are adjusted.
•The board of the fund can decide to reduce the accrued benefits of (former) employees and retirees in case the funding level is below the legally required level.
The main features of the implementation agreement are:
•Participation in the ABP pension fund is mandatory for the employees of the Group.
•The Group is only obliged to pay the fixed contributions. The Group, under no circumstances, has an obligation to make an additional payment and does not have the right to a refund. Therefore, the Group has not recorded a pension liability.
The funding ratio of the fund as at December 31, 2022 was 110.9% (December 31, 2021: 110.2%, December 31, 2020: 93.5%). The policy funding ratio as at December 31, 2022 was 118.6% (December 31, 2021: 102.8%, December 31, 2020: 87.6%), which is above the required minimum of 104.0% as prescribed by De Nederlandsche Bank (DNB).
Belgium
The Group operates a defined benefit pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid by employees. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, the plan qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of €nil in 2022 (2021: €10 thousand, 2020: €27 thousand) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2023 are expected to be in line with the contributions paid for the year ended December 31, 2022.
France:
Description of plans
A retirement indemnity plan (‘Indemnités de fin de carrière’) applies to the Group’s employees in France, which qualifies as another post-employment benefit under IAS 19. The retirement benefit depends on the number of service years within the industry and the Group. The benefit equals 1/4th of the average monthly salary for the first ten years of seniority and 1/3rd of the average monthly salary for the service years thereafter. Contributions for the retirement indemnity plan are obligations from past events with a probable outflow for which reliable estimates can be made. The Group should therefore record a provision for these obligations on its consolidated statement of financial position. The plans are not funded, as there is no mandatory minimum funding requirement for this scheme. The Company does not have plan assets, therefore there is no allocation of plan assets disclosed.
The next table provides a summary of the changes in the defined benefit obligations in France.

(in €‘000)	2022
Defined benefit pension provision - Opening	—
Current service cost	30
Interest cost	6
Total amount recognized in the consolidated statement of profit or loss	36
Remeasurement:
(Gain)/loss from change in financial assumptions	(19)
Experience (gain)/loss	46
Total amount recognized in the consolidated statement of other comprehensive income	27

Acquisition	386
Benefit payments from plans	—
Defined benefit provision - Closing	449

Actuarial assumptions

The principal actuarial assumptions at the reporting dates are:

(in %)	2022
Discount rate	2.5% - 3.7%
Wage inflation	2.5%
Turnover	5.6% - 16.8%

The discount rate is based on yields on AA-rated high-quality bonds, with durations comparable to the duration of the pension plan’s liabilities. Based on the assumptions described in this note.

Sensitivity analysis

The calculation of the defined benefit obligation is sensitive to, amongst others, the discount rate, rate of inflation and changes in life expectancy. In 2022, the sensitivity analysis was as follows:

In % / in €'000	-0.5%	+0.5%
Discount rate	5.1%	(4.7)%
Salary increases	(4.7)%	5.1%
Turnover rates	1.0%	(1.0)%
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the balance sheet.
Other countries
The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden and Norway. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €67 thousand in 2022 (2021: €75 thousand, 2020: €124 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2023 are expected to be in line with the contributions paid for the year ended December 31, 2022.
Other long-term employee benefits:
The Netherlands
Jubilee plan
The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2022. The valuation is carried out with a discount rate of 3.6% (December 31, 2021: 0.8%), an expected rate of salary increase of 2.5% (December 31, 2021: an increase of 2.5%)and a retirement age of 68 years (December 31, 2021: 68 years). The provision recorded in the Group’s consolidated statement of financial position amounts to €26 thousand as at December 31, 2022 (December 31, 2021: €73 thousand).
The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2022	2021
Jubilee provision – Opening	73	78
Current service cost	11	11
Past service cost	—	(19)
Interest cost	—	—
Remeasurements	(58)	3
Total amount recognized in the consolidated statement of profit or loss	(47)	(5)
Employer contributions	—	—
Benefit payments	—	—
Jubilee provision – Closing	26	73
For the year ended December 31, 2022, there were no past service costs recognized on the jubilee plan. For the year ended December 31, 2021, past service costs of positive €19 thousand are the result of a change in the jubilee plan as part of the new company collective labor agreement which became effective on April 1, 2021.
Senior leave plan
Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2022. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.

11    Share-based payments
11.1. First Special Fees Agreement
On December 16, 2020, Allego Holdings' then immediate parent entity — Madeleine — entered into the First Special Fees Agreement, pursuant to which an external consulting firm provided services to the Group relating to strategic and operational advice for one or more contemplated share transactions (a “Liquidity Event” or “Liquidity Events”). The First Special Fees Agreement was set to terminate on December 31, 2023. As consideration for the services provided pursuant to the First Special Fees Agreement the consulting firm was entitled to fees payable by Madeleine in cash (“Part A”) and in shares (“Part B”) based on the value of the Group in relation to future Liquidity Events. The amount of the Part A fees was to be paid directly after the closing of a Liquidity Event. Part B of the fees provided the consulting firm the right, prior to closing, to subscribe for new shares to be issued by an Allego group company at the nominal value of such shares.
The consulting firm was only entitled to cash and shares if the equity value at closing was at least 20% higher than the initial equity value of Allego Holdings provided for in the First Special Fees Agreement as at December 16, 2020. The number of shares that the consulting firm may subscribe for was to be determined based on the equity value of Allego Holding at closing. The maximum number of shares that the consulting firm was entitled to acquire under the original First Special Fees Agreement was equal to 10% of the share capital of the applicable Allego group company.
In January 2021, the First Special Fees Agreement was amended whereby certain definitions, including the definition of what entails a Liquidity Event, were changed. In April 2021, the First Special Fees Agreement was amended whereby the external consulting firm was entitled to additional compensation from Madeleine upon the first-time admission of the shares of any Allego group company to a regulated or organized stock exchange. If such admission occurred, the external consulting firm had the right to subscribe for additional shares being equal to 5% of the share capital (after completion of the listing) of Allego Holding or the relevant Allego group company. Additionally, the First Special Fees Agreement was extended until the earlier of (i) December 31, 2028 and (ii) the date on which Meridiam or any Meridiam Affiliates would cease to own, directly or indirectly, any shares of the Group.
On July 28, 2021, Spartan and Allego Holding signed a Business Combination Agreement. Madeleine and the external consulting firm were also parties to the Business Combination Agreement. On February 28, 2022, the Business Combination Agreement was amended whereby the parties modified the thresholds that determine whether the Part A fees under the First Special Fees Agreement payable to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions of Spartan shares that will occur as part of the Business Combination. The amendment did not change the accounting treatment of the First Special Fees Agreement as disclosed in this note, as the total First Special Fees Agreement is classified as an equity-settled share-based payment arrangement (see below), and the amendment did not give rise to an incremental fair value of the share-based payment arrangement.
On March 16, 2022, in connection with the Business Combination Agreement, and before the closing of the Business Combination, 22 ordinary shares of Allego Holding at a par value of €1 per share were issued to the external consulting firm. On the same day, pursuant to the Business Combination Agreement, each share of Allego Holding held by the external consulting firm was exchanged to ordinary shares of Allego N.V. in accordance with the Exchange Ratio. Consequently, the external consulting firm owns 41,097,994 ordinary shares of Allego N.V. at a par value of €0.12 each.
Although Madeleine had the obligation to settle the First Special Fees Agreement, the Group accounted for the First Special Fees Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for equity instruments of an Allego group company or cash amounts based on the equity value of the Company (together “the share-based payment arrangement”). Since the Group did not have an obligation to settle the share-based payment arrangement with the consulting firm in cash (Part A) or equity instruments (Part B), the total First Special Fees Agreement was classified as an equity-settled share-based payment arrangement.

Certain directors and officers of the Company received to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm generated under the First Special Fees Agreement. The share-based payment expenses related to the First Special Fees Agreement therefore reflect both compensation for external consulting services and key management remuneration.
During the year ended December 31, 2022, the consulting firm did not receive any additional payments pursuant to the First Special Fees Agreement (2021: €600 thousand as incidental, non-recurring and one-time bonus for the services rendered in connection with their strategic and operational advice).
The First Special Fees Agreement was terminated in connection with the Business Combination.

Measurement of fair value at the grant date
In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration is measured by reference to the fair value of the equity instruments granted, at the grant date. The fair value determined at the grant date is not subsequently adjusted.
As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the First Special Fees Agreement is measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received.
Since the First Special Fees Agreement included an implicit service condition, the services received under the First Special Fees Agreement were recognized as expenses between December 16, 2020 (the "grant date”) and March 17, 2022 (the "Liquidity Event date"), by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services). As described further below, the amendment to the First Special Fees Agreement in April 2021 was a modification to the share-based payment arrangement. The expense recognition for this modification followed the same pattern as described above, with the exception that the grant date is considered to be the modification date (April 28, 2021).
Fair value of equity instruments granted
The fees payable under the agreement (either in cash or in shares) depended on the future value of the Allego Group at the time of a future Liquidity Event. Since there was no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, were taken into account.
Given that all fees payable under the agreement would be derived from the outcomes of a specific Liquidity Event scenario, a probability-weighted equity return method was historically applied in order to value the payouts under the First Special Fees Agreement. Under this approach, the fees payable were estimated based upon an analysis of future values for the Allego Group, assuming various probable Liquidity Event scenarios, each with their own probability attached.
In order to measure the fair value of the instrument throughout the period from December 31, 2021, to March 17, 2022, the only scenario that was considered for the fair value measurement of the instrument was the Business Combination.
For the above-described scenario, the future (post-money) value of the Allego Group has been estimated for the valuation of the instrument as of December 31, 2021, and a discount rate of 15% has been applied to determine the present value of the expected payouts. Additionally, for the valuation of the instrument as of March 17, 2022, the actual value of the Allego Group based on the offer price and the number of shares outstanding at the time of the Business Combination was used.
Since the Part B fees include a lock-up mechanism, a discount for lack of marketability (“DLOM”) of 11.5% (December 31, 2021: 9.4%) has been applied using the following main input parameters:

Input parameters (DLOM)	March 17, 2022	December 31, 2021
Expected life	0.5 years	0.5 years
Expected volatility (in %)	72.5	58.6
Expected dividend yield (in %)	0.0	0.0
The total fair value of the share-based payment arrangement as at March 17, 2022 was €303,500 thousand (December 31, 2021: €459,300 thousand), of which €9,000 thousand (December 31, 2021: €97,900 thousand) related to Part A and €294,500 thousand (December 31, 2021: €361,400 thousand) related to Part B.
The Group assessed the impact to the fair value of the share-based payment arrangement as a result of the two amendments to the First Special Fees Agreement which were entered into in January and April 2021. Only the amendment in April 2021 had a fair value impact to part B of the share-based payment arrangement, through the right for the external consulting firm to subscribe for additional shares being equal to 5.0% of the share capital (after completion of the Liquidity Event). The fair value of the share-based payment arrangement as a result of the amendment and at the modification date (April 28, 2021) was determined to be €250,400 thousand. The incremental fair value of €87,850 thousand was recognized as an expense over the period from the modification date to March 17, 2022 (the date of the Liquidity Event). The expense for the original terms of the agreement continued to be recognized as if the terms had not been modified. The fair value of the modification to the share-based payment arrangement was determined using the same models and principles as described in this note. There were no further amendments to the First Special Fees Agreement in 2022.
Share-based payment expenses
During the year ended December 31, 2022, the Group recognized share-based payment expenses of €67,621 thousand (2021: €291,837 thousand, 2020: €7,100 thousand) for this equity-settled arrangement, with a corresponding increase in accumulated deficit. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €46,433 thousand (2021: €202,201 thousand, 2020: €4,650) as legal, accounting and consulting fees and share-based payment expenses for an amount of €21,188 thousand (2021: €89,636 thousand, 2020: €2,450 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.
11.2. Second Special Fees Agreement
On February 25, 2022, the Allego Holdings' then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement described above. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The agreement ultimately expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each, an “Equity Injection”).
On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable (the “Relevant Percentage”) for equity injections subsequent to the first Equity Injection.
The Group accounts for the Second Special Fees Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for cash amounts based on the equity value of the Company. Madeleine, instead of the Group, had the obligation to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement was therefore classified as an equity-settled share-based payment arrangement. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), with all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, Allego now has the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.
Certain directors and officers of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm will generate under the Second Special Fees Agreement, including any amendments. The share-based payment expenses for the Second Special Fees Agreement therefore reflect both compensation for external consulting services and key management remuneration.
Measurement of fair value as an equity-settled plan
In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration under an equity-settled share-based payment arrangement is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.

As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Second Special Fees Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received.

Since the Second Special Fees Agreement includes an implicit service condition, the services received under the Second Special Fees Agreement are recognized as expenses over the period in which the Company expects to have the Equity Injections, therefore between February 25, 2022 (the "grant date”) and the dates of the Equity Injections by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).

Measurement of fair value as a cash-settled plan
Following the Novation, the Second Special Fees Agreement was classified as a cash-settled plan as opposed to an equity-settled plan. Therefore, in accordance with IFRS 2 Share-based Payment, the fair value of both the key management remuneration and the services provided by the consulting firm under a cash-settled share-based payment arrangement is measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The fair value of the liability is recognized over the service period.

In effect, IFRS 2 Share-based Payment provides that the cumulative amount recognized as the expense over the life of the Second Special Fees Agreement is the grant-date fair value plus or minus any subsequent changes in fair value after the change in classification. Therefore, the cumulative amount may be less than the original grant-date fair value.

Fair value of equity instruments granted
The fees payable under the Second Special Fees Agreement will depend on the future value of the Allego Group following each future Equity Injection. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, the future value of the Allego Group for the Equity Injection has been derived from a weighted average valuation model in which that value can be simulated based on various amounts and expected dates of Equity Injection events, and taking into account the likelihood of Equity Injections to happen, as well as the expected price per share upon Equity Injection.

The total fair value of the share-based payment arrangement as at December 31, 2022 is estimated at €33,481 thousand (grant date: €32,250 thousand)

The Group assessed the impact to the fair value of the share-based payment arrangement as a result of the amendment to the Second Special Fees Agreement which was entered into in March 2022. The amendment modifies the formula of the Relevant Percentage applied to the future value of the Group for equity injections subsequent to the first Equity Injection, which is a component of the calculation of the fees payable. However, the Relevant Percentage used to calculate the fees remained the same following the amendment and therefore did not impact the fair value of the Second Special Fees Agreement as of the amendment date.

Additionally, the Group assessed the accounting impact of the Novation. The Group measured the liability using the Novation date fair value of the equity-settled shared-based payment arrangement based on the elapsed portion of the vesting period (period from Grant Date to each Equity Injection date). Therefore, as of the Novation, an amount of €4,440 thousand was recognized as a current liability, and an amount of €1,353 thousand was recognized as a non-current liability, with a corresponding decrease to equity of €5,793 thousand.

Share-based payment expenses
During the year ended December 31, 2022, the Group recognized total share-based payment expenses with respect to the Second Special Fees Agreement of €17,393 thousand (2021: € nil, 2020: € nil). As a result of the Novation, the Second Special Fees Agreement was modified from an equity-settled plan to a cash-settled plan during the period. Therefore:

•The Group recognized share-based payments expenses of €6,380 thousand (2021: € nil, 2020: € nil) for the period before the Novation, with a corresponding increase in accumulated deficit. As the share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, for the period before the Novation the Group has recognized share-based payment expenses for an amount of €4,498 thousand (2021: € nil, 2020: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €1,881 thousand (2021: € nil, 2020: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.
•The Group recognized share-based payments expenses of €11,014 thousand (2021: € nil, 2020: € nil) for the period after the Novation, with a corresponding increase in liability. As the share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, for the period after the Novation the Group has recognized share-based payment expenses for an amount of €7,214 thousand (2021: € nil, 2020: € nil) as legal, accounting and consulting fees and share-based payment expenses for an amount of €3,800 thousand (2021: € nil, 2020: € nil) has been recognized as employee benefits expenses, both within general and administrative expenses.
11.3. Management Incentive Plan
The establishment of the company’s management incentive plan ("MIP") was approved by the board of directors on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “Grant

Options”), and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “Performance Options”). The granted options carry no dividend or voting rights. The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.

Under the plan, the Grant Options vest immediately, and the Performance Options only vest if certain performance standards are met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The amount of Performance Options that will vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ends on September 18, 2023, for the Grant Options and ten years from the grant date (May 14, 2022) for the Performance Options.

The exercise price of the granted options under the plan is €0.12 per option. When exercisable, each option is convertible into one ordinary share of the Company.

Set out below are summaries of Grant Options and Performance Options granted under the plan:

For the year ended December 31, 2022
	Average exercise price per share option (in €)	Number of grant options	Number of performance options
As at January 1	—	—	—
Granted during the period	0.12	1,329,213	1,329,213
Exercised during the period	—	—	—
Forfeited during the period	—	—	—
As at December 31	0.12	1,329,213	1,329,213
Vested and exercisable at December 31	—	—	—

No options expired during the year ended December 31, 2022.

Share options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price (in €)	Share options December 31, 2022
May 14, 2022	Sep 17, 2033	0.12	1,329,213
May 14, 2022	Mar 16, 2032	0.12	1,329,213
Total			2,658,426

The weighted average remaining contractual life of options outstanding at the end of period is 9.97 years.

The total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense were €14,361 thousand (2021: € nil, 2020: € nil).

Fair value of options granted

The assessed fair value of options granted during the year ended December 31, 2022, was €7.75 per option (December 31, 2021: no options granted, December 31, 2020: no options granted) for both the Grant Options and Performance Options.

The fair value was determined as the share price of the Company’s ordinary shares on grant date of $8.17 (€7.873), determined as the closing price on May 13, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.

No specific option-pricing model (e.g., Black-Scholes) was applied for the valuation, as in the situation when the exercise price applicable to the options is negligible, the calculated fair value of an option is close (or equal) to the value of an ordinary share less the exercise price, regardless of the other input parameters applied in the option valuation.

As the options do not include any market conditions or non-vesting conditions that has an impact on the fair value and there is no adjustment for dividends, the grant date fair value of both Grant Options and Performance Options was determined using the same approach.
3. Translated at the EUR/USD exchange rate as at May 13, 2022.
11.4. Long-term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long Term Incentive Plan ("LTIP") on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years.
As it relates to the LTIP for Allego executive officers, options may be granted annually and would be exercisable after two years. The amount of options issued under the LTIP are based on four equally-weighted criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the Board. Targets are set annually. As of December 31, 2022, no awards were issued under this plan.
As it relates to the LTIP for other Allego employees, individuals may elect to receive up to 50% of their annual performance bonus to be paid in Restricted Stock Units ("RSUs"), which would vest on an annual basis. Additionally, certain Allego employees (approximately 15% as of December 31, 2022, up to a maximum of 50%) are eligible to receive additional RSUs based on the Company's existing internal performance evaluation framework. These RSUs would be granted annually and vest after three years. As of December 31, 2022, no RSUs have been granted under this plan.

12    Finance income/(costs)

(in €‘000)	2022	2021	2020
Interest expenses on shareholder loans	(1,743)	(8,162)	(7,530)
Interest expenses on old facility (senior debt) and renewed facility	(12,139)	(6,446)	(3,240)
Loss on the old facility modification	(1,730)	—	—
Loss on the old facility extinguishment	(2,832)	—	—
Finance costs on borrowings	(18,444)	(14,608)	(10,770)
Interest expenses on lease liabilities	(1,777)	(527)	(294)
Interest accretion on provisions	—	—	(3)
Fair value gains/(losses) on derivatives	5,507	593	(208)
Fair value gains/(losses) on public warrant liabilities	19,964	—	—
Fair value gains/(losses) on private placement warrant liabilities	7,139	—	—
Exchange differences – net	(2,069)	(877)	(7)
Finance income/(costs)	10,320	(15,419)	(11,282)
13    Loss per share
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year (see explanations regarding the impact of the SPAC Transaction over the weighted average number of ordinary shares in Note 4).

The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2022, 2021, and 2020:

	2022	2021	2020
Loss attributable to ordinary equity holders of the Company (in €‘000)	(304,778)	(319,672)	(43,256)
Weighted average number of ordinary shares outstanding	251,434,593	190,270,210	190,270,210
Basic and diluted loss per share (in €)	(1.21)	(1.68)	(0.23)
The Company only has ordinary shares. Refer to Note 23 for details about the Company’s share capital.
There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the First Special Fees Agreement, the Management Incentive Plan or the Public Warrants are anti-dilutive for all periods presented. Refer to Note 11.1, Note 11.3 and Note 27 for details on the First Special Fees Agreement, the Management Incentive Plan and the Public Warrants, respectively.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.
14    Cash generated from operations

(in €‘000)	Notes	2022	2021	2020
Loss before income tax		(304,656)	(319,320)	(43,945)
Adjustments to reconcile loss before income tax to net cash flows:
Loss on modification of old facility	25	1,730	—	—
Loss on extinguishment of old facility	25	2,832	—	—
Fair value (gains)/losses on derivatives	7	(3,787)	(2,900)	—
Fair value (gains)/losses on Public and Private Placement warrant liabilities	27	(27,103)	—	—
Other finance (income)/costs	12	12,221	15,340	11,271
Share-based payment expenses	4, 11	258,089	291,837	7,100
Depreciation, impairments and reversal of impairments of property, plant and equipment	9 , 10 , 15	16,749	5,596	4,775
Depreciation and impairments of right-of-use of assets	9 , 10 , 17	6,710	3,408	1,805
Amortization and impairments of intangible assets	9 , 10, 16	3,691	2,720	3,737
Net (gain)/loss on disposal of property, plant and equipment	7	10,473	210	(7)
Movements in working capital:
Decrease/(increase) in inventories	18	(16,788)	(4,306)	2,362
Decrease/(increase) in other financial assets	19	(1,106)	(2,563)	1,343
Decrease/(increase) in trade and other receivables, contract assets and prepayments and other assets	6 , 20 , 21	(23,870)	(21,315)	(14,243)
Increase/(decrease) in trade and other payables and contract liabilities	6 , 28	(31,031)	28,562	(4,266)
Increase/(decrease) in provisions and other liabilities	26	142	(190)	142
Cash generated from/(used in) operations		(95,704)	(2,921)	(29,926)

15    Property, plant and equipment
The movements in property, plant and equipment for the years ended December 31, 2022 and 2021 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	42,966	1,842	9,123	53,931
Accumulated depreciation and impairment	(12,239)	(1,228)	—	(13,467)
Carrying amount at January 1, 2021	30,727	614	9,123	40,464
Movements in 2021
Additions	—	3	8,107	8,110
Disposals	(2,317)	—	—	(2,317)
Depreciation	(5,417)	(206)	—	(5,623)
Accumulated depreciation of disposals	813	—	—	813
Impairments	(354)	—	—	(354)
Reversal of impairments	381	—	—	381
Reclassifications	6,764	70	(6,764)	70
Carrying amount at December 31, 2021	30,597	481	10,466	41,544
Cost	47,413	1,915	10,466	59,794
Accumulated depreciation and impairment	(16,816)	(1,434)	—	(18,250)
Carrying amount at December 31, 2021	30,597	481	10,466	41,544
Movements in 2022
Acquisition of assets (Mega-E)	88,026	—	2,625	90,651
Acquisition of subsidiary (MOMA)	—	181	—	181
Additions	—	208	30,241	30,449
Disposals	(24,309)	—	—	(24,309)
Depreciation	(16,542)	(185)	—	(16,727)
Accumulated depreciation of disposals	12,951	—	—	12,951
Impairments	(701)	—	—	(701)
Reversal of impairments	679	—	—	679
Reclassifications	35,768	—	(35,768)	—
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Cost	146,898	2,304	7,564	156,766
Accumulated depreciation and impairment	(20,429)	(1,619)	—	(22,048)
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Impairments and reversals of impairments of chargers
In the consolidated statement of profit or loss for the year ended December 31, 2022, the Group recorded an impairment loss of €701 thousand (2021: €354 thousand, 2020: €466 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount.
In the consolidated statement of profit or loss for the year ended December 31, 2022, the Group recorded a reversal of impairment of €679 thousand (2021: €381 thousand, 2020: € nil) for chargers for which an impairment loss was previously recognized that demonstrated an improvement in their utilization rate as at December 31, 2022. The impairment loss and reversal of impairment have been recorded within general and administrative expenses.
Refer to Note 3.2.2 for details on estimates and assumptions made with respect to the impairment and reversal of impairments of non-financial assets.

Additions of property, plant and equipment for which payment is still pending
At December 31, 2022, additions of property, plant and equipment for which payment was still pending totaled €3,953 thousand (December 31, 2021: €123 thousand).
Additions of property, plant and equipment through the Mega-E asset acquisition
Property, plant and equipment of €90,651 thousand were recognized through the asset acquisition of Mega-E. For further details on the fair value of the assets acquired as of the acquisition date, refer to Note 4.
Additions of property, plant and equipment through the MOMA acquisition
The Group recognized additions to property, plant and equipment with an acquisition value of €181 thousand on completion of the MOMA acquisition. For further details on the fair value of the assets acquired as of the acquisition date, refer to Note 4.
Government grants related to chargers and charging infrastructure
The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.
The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2022 and 2021 have been as follows:

(in €‘000)	2022	2021
Opening balance at the beginning of the year	9,628	10,471
Received during the year	512	1,702
Released to the consolidated statement of profit or loss	(1,601)	(2,545)
Reclassifications	(1,554)	—
Closing balance at the end of the year	6,985	9,628
Purchase commitments
The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 34. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.

16    Intangible assets
The movements in intangible assets for the years ended December 31, 2022 and 2021 have been as follows:

(in €‘000)	Software and licenses	Internally developed software	Customer relationships	Goodwill	Total
Cost	1,172	9,802	—	—	10,974
Accumulated amortization and impairment	(974)	(5,990)	—	—	(6,964)
Carrying amount at January 1, 2021	198	3,812	—	—	4,010
Movements in 2021
Additions	4,034	3,009	—	—	7,043
Disposals	—	—	—	—	—
Amortization	(97)	(2,623)	—	—	(2,720)
Amortization of disposals	—	—	—	—	—
Impairments	—	—	—	—	—
Reclassifications	—	—	—	—	—
Carrying amount at December 31, 2021	4,135	4,198	—	—	8,333
Cost	5,206	12,811	—	—	18,017
Accumulated amortization and impairment	(1,071)	(8,613)	—	—	(9,684)
Carrying amount at December 31, 2021	4,135	4,198	—	—	8,333
Movements in 2022
Acquisition of subsidiary (MOMA)	2,120	—	6,560	10,724	19,404
Additions	—	1,322	—	—	1,322
Disposals	—	—	—	—	—
Amortization	(1,252)	(2,208)	(231)	—	(3,691)
Amortization of disposals	—	—	—	—	—
Impairments	—	—	—	—	—
Reclassifications	(720)	—	—	—	(720)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(2,323)	(10,821)	(231)	—	(13,375)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Internally developed software
Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2022, the remaining amortization period was one to three years (December 31, 2021: one to three years, December 31, 2020: one to three years). The Group acquired software in connection with the acquisition of MOMA for a total amount of €2,120 thousand. Refer to Note 4 for details.
Customer relationships
The Group acquired customer relationships in connection with the acquisition of MOMA for a total amount of €6,560 thousand. Refer to Note 4 for details.

Goodwill
Goodwill originated from the acquisition of MOMA as described in Note 4.
Impairment test for goodwill
For annual impairment testing, the Group allocated goodwill to groups of Cash-Generating Units ("CGUs"). The group of CGU's is the lowest level within the Group at which goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by management at the level of the operating segment, which is the Company as a whole.

The Group tests whether goodwill has suffered any impairment on an annual basis. The fair value of the business as of December 31, 2022, which is equal to the market capitalization of the business, was compared to the carrying value of the Company as a whole (i.e., the group of CGU's making up the operating segment) and indicated sufficient headroom of approximately €700,000 thousand at this level. As a result, it was concluded that there is no goodwill impairment as of December 31, 2022.
17    Leases
17.1. Group as a lessee
Amounts recognized in the consolidated statement of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2022	December 31, 2021
Right-of-use assets
Office buildings	11,684	9,886
Cars	646	1,134
Software	14,613	18,674
Land permits	20,366	84
Other	508	575
Total	47,817	30,353
Additions to the right-of-use assets for office buildings during 2022 were €2,912 thousand (2021: €259 thousand), which includes €1,594 thousand (2021: € nil) as a result of business combinations. Additions to the right-of-use assets for cars during 2022 were €179 thousand (2021: €144 thousand). Additions to the right-of-use assets for software during 2022 were € nil (2021: €20,308 thousand). Additions to the right-of-use assets for land permits during 2022 were €21,166 thousand (2021: € nil). This includes additions from business combinations of €11,055 thousand (2021: € nil) and additions from the ordinary course of business of €10,110 thousand (2021: € nil). Additions to the right-of-use assets for other during 2022 were € nil (2021: €90 thousand).

(in €‘000)	December 31, 2022	December 31, 2021
Lease liabilities
Current
Office buildings	1,066	820
Cars	553	604
Software	4,406	4,002
Land permits	1,191	32
Other	64	62
Total	7,280	5,520
Non-current
Office buildings	11,105	9,423
Cars	108	551
Software	12,181	15,596
Land permits	20,188	—
Other	462	527
Total	44,044	26,097
Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.
Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2022	2021	2020
Depreciation expenses right-of-use assets
Office buildings	1,114	893	682
Cars	581	653	948
Software	4,062	1,633	—
Land permits	885	141	141
Other	68	88	34
Total	6,710	3,408	1,805
Interest expenses on lease liabilities (included in finance costs)
Office buildings	281	216	241
Cars	17	25	39
Software	565	266	—
Land permits	898	2	5
Other	16	18	9
Total	1,777	527	294
During 2022 the expenses relating to variable lease payment recognized were €323 thousand (2021: €nil and 2020: €nil).

Total cash outflows for leases
The total cash outflows for leases were as follows:

(in €‘000)	2022	2021	2020
Office buildings	1,267	1,031	764
Cars	602	675	974
Software	4,404	1,774	—
Land permits	657	94	176
Other	78	168	39
Total	7,008	3,742	1,953
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
17.2. Group as a lessor
During the year ended December 31, 2021, the Group entered into a sublease rental agreement with a third party for one of its office buildings. In the consolidated statement of profit or loss for the year ended December 31, 2022, the Group recognized sublease rental income of €200 thousand (2021: €200 thousand, 2020: € nil).
Future minimum rentals receivable under non-cancellable sublease rental agreements classified as operating leases as at each reporting date, are as follows:

(in €‘000)	December 31, 2022	December 31, 2021
Within one year	200	200
After one year but not more than five years	—	200
More than five years	—	—
Total	200	400
18    Inventories

(in €‘000)	December 31, 2022	December 31, 2021
Finished products and goods for resale	21,440	3,748
CO2 tickets	4,577	5,483
Total	26,017	9,231
The CO2 tickets are carried at their net realizable value.
Amounts recognized in the consolidated statement of profit or loss
Inventories recognized as an expense in 2022 amounted to €49,092 thousand (2021: €21,243 thousand, 2020: €9,368 thousand). These were included in cost of sales. Any subsequent net realizable value is determined by an individual assessment of the inventories.

Write-downs of inventories to net realizable value in 2022 amounted to €627 thousand (2021: €651 thousand, 2020: €870 thousand). These were recognized as an expense and included in cost of sales.
19    Other financial assets

(in €‘000)	December 31, 2022	December 31, 2021
Pledged bank balances	12,190	18,887
Security deposits	7,990	—
Derivatives	9,198	31,095
Investments in equity securities	31,389	—
Other non-current receivables	2,321	—
Total	63,088	49,982
Non-current	62,487	19,582
Current	601	30,400
Total	63,088	49,982
Pledged bank balances
As at December 31, 2022, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group's external lender. During the year ended December 31, 2022, the Group exercised the accordion feature of the old facility and subsequently entered into the renewed facility (refer to Note 25 for details). This resulted in a decrease of €6,697 thousand of the pledged bank balances compared to December 31, 2021. These pledged bank balances have an original maturity of twelve months or more. Therefore, the Group has presented its pledged bank balances as other financial assets in the consolidated statement of financial position, as opposed to cash and cash equivalents.
As at December 31, 2022, pledged bank balances for an amount of €12,190 thousand (December 31, 2021: €18,887 thousand) have an original maturity of twelve months or more and are presented as non-current. There were no pledged bank balances that have an original maturity between three and twelve months.
As at December 31, 2022, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €10,500 thousand (December 31, 2021: €17,257 thousand) and bank balances pledged to secure payments to suppliers of the Group for an amount of €430 thousand (December 31, 2021: €430 thousand).
During previous reporting periods, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at December 31, 2022, the Group pledged bank balances in relation to these subsidies for an amount of €1,200 thousand (December 31, 2021: €1,200 thousand).
Security deposits
During the year ended December 31, 2022, the Group entered into contracts related to the purchase of electricity. This resulted in an increase of the Group's security deposits with third parties.
Derivatives
Purchase option to acquire MOMA
On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.5% of the share capital (on a fully diluted basis) of MOMA – a service provider for the Group’s EV Cloud platform – and 100% of OHEA, which holds 42% of the share capital of the MOMA. The provisions of the shareholder’s agreement of the MOMA price include drag-along rights. Consequently, the Group was required to acquire the remaining 49.50% of the share capital of the MOMA upon exercising its option rights, under similar terms and conditions as the original options agreements. The purchase price for 100% of the share capital of the MOMA amounts to €60,000 thousand.

On September 28, 2021, the Group extended the option agreements under similar terms and conditions as the original option agreements. After the extension, the options could be exercised up to and until February 28, 2022. On February 2, 2022, the Group extended the option agreements.
On April 26, 2022, the Group notified MOMA that it intended to exercise its purchase options, subject to, inter alia, obtaining approval from the workers council and simultaneous signing and closure of share purchase agreements for the acquisition of the Direct and Indirect MOMA Shares. Pursuant to the exercise of the Option Rights, on June 7, 2022, Allego Holding B.V closed two separate share and sale purchase agreements (the “agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”). For further details refer to Note 4.
The MOMA options qualified as derivatives and were accounted at fair value through profit and loss. During the year ended December 31, 2022, and up until June 7, 2022, the acquisition date of MOMA, the Group recognized a fair value loss of €3,200 thousand (2021: gain of €1,700 thousand) in relation to the options. As of June 7, 2022, the fair value of these options amounted to fair value € nil (December 31, 2021: €3,200 thousand). The assumptions and model used for estimating the fair value of the purchase options to acquire MOMA are disclosed in Note 31. As at December 31, 2022, the Group no longer holds these derivative options.
Purchase option to acquire Mega-E
On July 28, 2021, the Group and Meridiam EM — an indirectly wholly-owned subsidiary of Meridiam SAS, the Company’s ultimate parent — entered into a call option agreement to acquire 100% of the share capital of Mega-E. Meridiam EM is a related party under common control. The Group paid a consideration of € nil for the option. The exercise of the call option by the Group was conditional upon satisfaction of the Transaction contemplated under the BCA and the call option could be exercised by the Group at the earliest on January 15, 2022, and within the six-month period thereafter. The purchase price under the option amounted to €9,456 thousand. On March 16, 2022, the Group consummated the SPAC Transaction, thereby becoming able to exercise its call option right pursuant to the terms of the Mega-E Option agreement. Therefore, the Group reassessed its control assessment over Mega-E and concluded that the Mega-E Option provided the Group with potential voting rights, which became substantive as of March 16, 2022, being the date all conditions under the Mega-E Option agreement were met and the Group effectively obtained control over Mega-E. Refer to Note 4 for further details.
The Mega-E option qualified as a derivative and was accounted at fair value through profit and loss. The option was acquired via a transaction with a related party under common control. Therefore, the Group recognized the difference between the fair value of the option at the transaction date of €26,000 thousand and the consideration paid of € nil as a share premium contribution in equity during the year ended December 31, 2021. During the year ended December 31, 2022, and up until March 16, 2022, the date the Group obtained control over Mega-E, the Group recognized a fair value gain of €7,056 thousand (2021: €1,200 thousand) in relation to the option in the consolidated statement of profit or loss within other income. As of March 16, 2022, the fair value of the option amounted to €34,256 thousand (December 31, 2021: €27,200 thousand). The assumptions and model used for estimating the fair value of the purchase option to acquire Mega-E are disclosed in Note 31. As at December 31, 2022, the Mega-E Option has been exercised and the Group no longer holds the derivative option.
Preference share derivatives relating to economic rights in Voltalis
Please refer to Note 4 for the acquisition of the derivatives relating to economic rights in Voltalis and the valuation methods applied. These rights qualified as derivatives and were accounted at fair value through profit and loss. Fair value changes of the Group’s preference share derivatives are recognized in the consolidated statement of profit or loss, within other income which are disclosed in Note 7.
Other derivatives
Included in the Group’s derivatives balance as at December 31, 2022, are two interest rate cap(s) (December 31, 2021: one) which the Group entered into to hedge its interest rate risk exposure. The Group entered into the previous interest rate cap in September 2019, which was terminated on December 19, 2022, upon signing the refinancing agreement (refer to Note 25), and the two new interest rate caps. The Group entered into a new interest rate cap with the same counterparty as the previous interest rate cap and received a payment of €1,071 thousand representing the net balance of the premium payable for the new interest rate cap of €4,067 thousand and the amount due with respect to the termination of the old interest cap of €5,138 thousand. Additionally, the Group paid a premium of €4,068 thousand for the second interest rate cap, entered into with a different counterparty. The derivatives are only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivatives at fair value through profit or loss.
During the year ended December 31, 2022, the Group recognized a fair value gain of €5,507 thousand (2021: gain of €593 thousand, 2020: loss of €208 thousand) on its interest rate caps. As at December 31, 2022, the fair value of the interest rate caps amount to €9,198 thousand (December 31, 2021: €695 thousand).
Fair value changes of the Group’s interest rate cap derivatives are recognized in the consolidated statement of profit or loss, within finance income/(costs) which are disclosed in Note 12. Fair value changes of the Group’s purchase options derivatives are recognized in the consolidated statement of profit or loss, within other income which are disclosed in Note 7.
Additionally, in the fourth quarter of 2022, the Group purchased two forward contracts to sell, and buy, an equal amount of CO2 tickets for a fixed price during April and June, 2023. The Group agreed to sell CO2 tickets that were set to expire during 2022, and purchase an equal amount of CO2 tickets for calendar year 2023. The market for these forward contracts is highly illiquid, with limited market activity and no price fluctuations expected before the delivery date of the CO2 tickets. These contracts qualified as derivatives and were accounted at fair value through profit and loss. The Group recognized no gain or loss during the year ended December 31, 2022 and the balance of the derivative on the consolidated statement of financial position as of December 31, 2022 is € nil.

Refer to Note 31 for information about the methods and assumptions used in determining the fair value of derivatives.
Investment in equity securities
The Group’s investments in equity securities relate to an investment in Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings. The Group acquired the investment through the acquisition of MOMA (refer to Note 4 for details).
As of December 31, 2022, the Group holds 12.38% (December 31, 2021: nil) of the total share capital of Voltalis, which has a fair value of €31,389 thousand (December 31, 2021: € nil). The Group recognized a fair value loss of €10,595 thousand with respect to this investment during the year ended December 31, 2022.
Fair value changes of the Group’s investment in equity securities are recognized in the consolidated statement of other comprehensive income. Refer to Note 31 for information about the methods and assumptions used in determining the fair value of the investment.
Other non-current receivables
As of December 31, 2022, the Group has included the non-current portion of an outstanding receivable with one of the Group's customers of €2,321 thousand (net of an allowance of €301 thousand) in the other non-current receivables. The Group has agreed on payments terms with its customer. The receivable will be settled in equal payment installments during approximately four years from the balance sheet date. The Group accrues interest on the balance at an annual rate of 8.4%.

20    Trade and other receivables

(in €‘000)	December 31, 2022	December 31, 2021
Trade receivables – gross	42,670	39,563
Loss allowance	—	(1)
Trade receivables – net	42,670	39,562
VAT receivables	2,459	1,015
Other receivables	1,517	232
Receivables from related parties	194	142
Government grants receivables	395	1,126
Total	47,235	42,077

The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 32.
The movements in the loss allowance for the years ended December 31, 2022 and 2021 have been as follows:

	Trade receivables
(in €‘000)	2022	2021
Opening balance loss allowance at the beginning of the year	1	2
Additions to loss allowance	—	—
Receivables written off during the year as uncollectible	—	—
Unused amount reversed during the year	(1)	(1)
Closing balance loss allowance at the end of the year	—	1
There are no loss allowances on contract assets recognized as of December 31, 2022 and December 31, 2021. Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.
Details about the Group’s exposure to credit risk is included in Note 32.
21    Prepayments and other assets

(in €‘000)	December 31, 2022	December 31, 2021
Current prepayments and other assets	9,079	11,432
Total	9,079	11,432
Current prepayments and other assets primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group, prepaid software licenses with a duration of less than twelve months, prepaid insurance premiums, prepaid extended warranty and other costs to fulfil a contract.
22    Cash and cash equivalents

(in €‘000)	December 31, 2022	December 31, 2021
Cash at banks	83,022	24,652
Total	83,022	24,652
The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.
The renewed credit facility is secured in part by pledges on the bank accounts. Refer to Note 25 for additional details and amounts.
The remaining cash and cash equivalents balance is at the free disposal of the Group for all periods presented.
23    Share capital, share premium and transaction costs on new equity instruments
Share capital
As at December 31, 2022, the issued share capital of the Company amounts to €32,061 thousand (December 31, 2021: €100), divided into 267,177,592 ordinary shares of €0.12 (December 31, 2021: 100 ordinary shares of €1 per share). They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at December 31, 2022 amounted to €108,000 thousand (December 31, 2021: €100), divided into 900,000,000 ordinary shares of €0.12 per share (December 31, 2021: 100 ordinary shares of €1 per share).
Shareholder loans equity conversion
In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations.

On March 16, 2022, before the closing of the SPAC Transaction, the shareholder loan equity conversion resulted in a share issuance of 2 Allego Holding ordinary shares at a par value of €1 per share, increasing share capital by €2, with the remaining difference in the shareholder loan equity conversion being recorded as an increase to share premium of €101,931 thousand and accordingly no gain or loss has been recognized in the consolidated statement of profit or loss.

For further details regarding the terms of the shareholder loans refer to Note 25.

First Special Fees Agreement with external consulting firm
Under the First Special Fees Agreement between Madeleine and an external consulting firm dated December 16, 2020, and subsequently amended, the external consulting firm was provided with the right, prior to closing of a Liquidity Event, to subscribe for new shares to be issued by an Allego Group company at the nominal value of such shares.

On March 16, 2022, in accordance with the First Special Fees Agreement, and before the closing of the SPAC Transaction, Allego Holding issued 22 ordinary shares at a par value of €1 per share to the external consulting firm, increasing share capital by €22. Please refer to Note 11.1 for more details on the First Special Fees Agreement.

Merger between Allego Holding B.V. and Spartan Acquisition Corp. III - the SPAC Transaction
As indicated in Note 4, on March 16, 2022, pursuant to the Business Combination Agreement, each holder of Allego N.V. ordinary shares exchanged by means of a contribution in kind its Allego Holding ordinary shares to Allego N.V. in exchange for the issuance of shares in accordance with the Exchange Ratio. Therefore, Allego Holding became a wholly owned subsidiary of Allego N.V. Consequently, 124 Allego Holding ordinary shares at a par value of €1 each were exchanged for 235,935,061 ordinary shares of Allego N.V. at a par value of €0.12 each. Consequently, share capital increased by €28,311 thousand and the share premium decreased by the same amount.

Furthermore, on March 16, 2022, each share of Spartan’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of ordinary shares of Allego N.V., whereby Allego N.V. issued one ordinary share for each share of Spartan’s common stock exchanged. This resulted in the issuance of 14,907,582 Allego N.V. ordinary shares of €0.12 par value, and increased share capital by €1,789 thousand and share premium by €85,808 thousand, which includes the impact of applying IFRS 2 for €158,714 thousand (see Note 4).

PIPE Financing

Concurrently with the execution of the BCA, Spartan and Allego entered into Subscription Agreements (the “Subscription Agreements”), dated July 28, 2021, with a number of investors (collectively the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Allego N.V. agreed to issue and sell to such PIPE Investors, an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share (€9.074 per share) for an aggregate purchase price of $150,000 thousand (€136,048 thousand) in proceeds (the “PIPE Financing”) on the Closing Date.

Such Subscription Agreements entered with the PIPE investors resulted in two separate share issuances (hereinafter referred to as the “First PIPE Share Issue” and the “Second PIPE Share Issue” respectively) by the Company during the year ended December 31, 2022. The First PIPE Share Issue executed on March 16, 2022, meant a share capital increase of €1,500 thousand (12,500,000 ordinary shares at a price of €0.12 per share) and a rise in share premium of €108,515 thousand. Additionally, an increase in contract liability of €3,358 thousand was recognized for future charging services to be provided to one of the PIPE Investors. See Note 6 for further detail. On March 22, 2022 the Second PIPE Share Issue was executed, 2,500,000 ordinary shares were issued at price of €0.12 per share, increasing share capital by €300 thousand, and raising share premium by €22,375 thousand.

Transaction costs on new equity instruments
During the year ended December 31, 2022, the Group incurred transaction costs of € nil (2021: €1,059 thousand, 2020 € nil) that are directly attributable to the issuance of new equity instruments in relation to the SPAC Transaction. These transaction costs have been recorded as a deduction to share premium. For further details regarding these transaction costs refer to Note 4.

The Group also incurred transaction costs in relation to the SPAC Transaction, which are not directly related to the issuance of new equity instruments (refer to Note 4). These transaction costs have been recorded in the consolidated statement of profit or loss for the year ended December 31, 2022, within general and administrative expenses.

Issuance of Ordinary Shares upon exercise of the Private Placement Warrants
As indicated in Note 27, on April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis. As a result of the exercise, 9,360,000 Private Placement Warrants were converted into 1,334,949 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €160 thousand, and raising share premium by €13,694 thousand.

4 Translated at the EUR/USD Exchange rate as at March 16, 2022

Share capital and share premium movements
Movement of share capital and share premium are as follows:

	Notes	Shares	Price per share (in €)	Share Capital (in €'000)	Share Premium (in €'000)
As at January 1, 2020		100	1.00	1	36,947
As at December 31, 2020		100	1.00	1	36,947

As at January 1, 2021		100	1.00	1	36,947
Share premium Contribution		—	—	—	26,000
Transaction costs		—	—	—	(1,059)
As at December 31, 2021		100	1.00	1	61,888

As at January 1, 2022		100	1.00	1	61,888
Share capital transaction within Allego Holding BV as part of the merger (“the Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	—	101,931
E8 The first special fee agreement March 16, 2022		22	1.00	—	—
As at March 16, 2022 immediately prior to closing the Transaction		124	1.00	1	163,819

Share capital transaction within Allego NV as part of the merger (“the Transaction”)
Elimination old shares March 16, 2022		(124)	1.00	—	—
Share Capital increase on conversion March 16, 2022		235,935,061	0.12	28,311	(28,311)
Spartan Share Capital March 16,2022		14,907,582	0.12	1,789	85,808
Share Capital for PIPE March 16, 2022		12,500,000	0.12	1,500	108,515
Share Capital for PIPE March 22, 2022		2,500,000	0.12	300	22,375

Other equity movements during the year ended December 31, 2022
Private Placement Warrants exercise April 15, 2022		1,334,949	0.12	160	13,694
As at December 31, 2022		267,177,592		32,061	365,900

All the shares issued have been fully paid at the date of the capital issuance.

On March 17, 2022, trading in the new public company commenced on the NYSE. The Company trades under the Allego name under the ticker symbol “ALLG”.
24    Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Reserve for financial assets at FVOCI	Total
As at January 1, 2020	4,589	3	—	4,592
Exchange differences on translation of foreign operations	—	8	—	8
Reclassification	(777)	—	—	(777)
As at December 31, 2020	3,812	11	—	3,823
As at January 1, 2021	3,812	11	—	3,823
Exchange differences on translation of foreign operations	—	(14)	—	(14)
Reclassification	386	—	—	386
As at December 31, 2021	4,198	(3)	—	4,195
As at January 1, 2022	4,198	(3)	—	4,195
Exchange differences on translation of foreign operations	—	98	—	98
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(10,595)	(10,595)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	328	328
Reclassification	(886)	—	—	(886)
As at December 31, 2022	3,312	95	(10,267)	(6,860)
Legal reserve for capitalized development costs
The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €886 thousand in 2022 (2021: positive €386 thousand, 2020: negative €777 thousand) through accumulated deficit.
Reserve for financial assets at FVOCI
The Group has elected to recognize changes in the fair value of its investment in Voltalis in the consolidated statement of other comprehensive income (as explained in Note 19). These changes are accumulated within the FVOCI reserve within equity.
Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
The legal reserve for capitalized development costs, the foreign currency translation reserve, and the reserve for financial assets at FVOCI are not freely distributable.

25    Borrowings
This note provides a breakdown of borrowings in place as at December 31, 2022 and 2021.

(in €‘000)	Interest rate	Maturity	December 31, 2022	December 31, 2021
Renewed facility	Euribor* + 3.9%**	December 19, 2027	269,033	—
Old facility (senior debt)	Euribor* + 5%***	May 27, 2026	—	112,935
Shareholder loans (1)	9%	November 30, 2035, May 31, 2035****	—	100,193
Shareholder loans (2)	Euribor* + 0.1%*****	December 31, 2022	—	—
Total			269,033	213,128
*The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**The margin of 3.9% will increase by 0.2% per year, for the first time in December 2025.
***The margin of 5% would increase by 0.25% per year, for the first time it increased in June 2022.
****     Of the total shareholder loans, one shareholder loan had a maturity date of November 30, 2035. The carrying amount at December 31, 2022 was € nil (2021: €8,129 thousand).
*****     The Euribor rate (6M) is floored at 0%. Therefore, in case of a negative Euribor the applied interest rate is 0.1%.
Old facility (senior debt)
In May 2019, the Group entered into the old facility agreement with a group of lenders to finance its operations. The principal terms and conditions of the old facility are as follows:
•a facility of €120,000 thousand;
•drawdown stop when conditions precedent (covenant ratios) are not met;
•repayment in full at maturity date;
•commitment fee per year equal to 35% of the applicable margin. For the years ended December 31, 2022 and 2021, the commitment fee was 1.75% per year (equal to 35% of the margin of 5%).
During the year ended December 31, 2021, the Group completed three (2020: two) drawdowns on the facility for a total amount of €44,315 thousand (2020: €38,339 thousand). On March 31, 2021, September 30, 2021, and December 2, 2021, the Group completed drawdowns on the facility of €24,203 thousand, €5,660 thousand, and €14,452 thousand, respectively. As a result of these drawdowns, the Group has utilized the maximum amount of credit as allowed under the old facility as of December 2, 2021.
Exercise of old facility accordion feature
On July 28, 2022, the Group has expanded its old €120,000 thousand facility by an additional €50,000 thousand through an accordion feature with the group of lenders within the original old facility agreement. The Group incurred €1,505 thousand in transaction fees. Additionally, the Group has received a waiver such that the Group is no longer required to pledge certain bank balances. In the original agreement, these bank balances were required to be pledged to secure the payment of interest and commitment fees. As at June 30, 2022, these bank balances amounted to €13,247 thousand (December 31, 2021: €12,257 thousand). Consequently, these bank balances are at the free disposal of the Group. All other terms and conditions of the old facility remained effective upon exercising the accordion feature. Under the original terms, the old facility was due to expire in May 2026.
The exercise of the accordion feature was made in the context of the anticipated refinancing of the old facility in December 2022 and was accounted for as modification of the former financial liability. The loss on modification amounted to €1,730 thousand and was recognized in the statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.

Refinancing of the old facility with the renewed facility
On December 19, 2022, the Group has entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of:
i.€170,000 thousand used to settle the old facility;
ii.up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
iii.up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. The principal terms and conditions of the renewed facility are as follows:
•drawdown stop when conditions precedent are not met;
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the year ended December 31, 2022, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).
In December 2022, the Group completed two drawdowns on the renewed facility for a total amount of €279,210 thousand, of which €170,000 thousand was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility.
In parallel to the renewed facility, the Group entered into interest rate caps to hedge the interest rate risk on 65% of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 and Note 32.
The refinancing of the old facility was accounted for as extinguishment of the former financial liability and recognition of the new debt instrument. The loss on extinguishment amounted to €2,832 thousand and was recognized in the statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.
Loan covenants
Under the terms of the renewed facility, the Company and its subsidiaries (other than specific unrestricted subsidiaries) are required to comply with financial covenants. The renewed facility also contains customary negative covenants, including, but not limited to, certain restrictions on the ability of the Company to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The renewed facility further provides that upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default include non-payment, drawdown stop events, breach of financial and other covenants, cross default, insolvency, unlawfulness, material adverse change and other customary events of default. Details about the covenants and compliance with covenants are included in Note 33.

Assets pledged as security
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets) and pledges on the shares in the capital of Allego Holding B.V. held by the Company.
The old facility was secured by pledges on the bank accounts (presented as part of cash and cash equivalents), pledges on trade and other receivables presented in Note 20 and pledges on the shares in the capital of Allego B.V. and Allego Innovations B.V. held by the Company.
The carrying amount of assets pledged as security for the renewed and old facilities respectively are as follows:

(in €‘000)	December 31, 2022	December 31, 2021
Current assets
Floating charge
Cash and cash equivalents	56,317	6,206
Trade receivables	—	38,767
Other receivables	—	5,752
Total current assets pledged as security	56,317	50,725

Non-current assets
Floating charge
Non-current other financial assets	10,500	—
Total current assets pledged as security	10,500	—

Total assets pledged as security	66,817	50,725
After December 31, 2022, the Group has pledged additional assets in relation to the renewed facility. Refer to Note 37 for details.
Transaction costs
During the year ended December 31, 2022, the Group incurred €11,657 thousand (2021: €517 thousand, 2020: €1,291 thousand) of transaction costs of which €1,505 thousand (2021: €517 thousand, 2020: €1,291 thousand) are directly attributable to the old and renewed facilities. These costs are included in the measurement of the respective drawdowns and are amortized over the term of these drawdowns using the effective interest method. Interest expenses on the Group’s old and renewed facilities are recognized as part of finance income/(costs) in the consolidated statement of profit or loss. Refer to Note 12 for details.
The Group expects that it will draw on the funds available under the parts (i) and (ii) of the renewed facility. Therefore, commitment fees paid on the unused portion of these parts of the renewed facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the respective facility parts. For the part (iii) of the renewed facility there is no evidence that it is probable that some or all of this part will be drawn down. As such, the commitment fee is capitalized as a prepayment for liquidity services, amortized over the period of that part of the facility and recognized in the consolidated statement of profit or loss, within finance income/(costs). During the year ended December 31, 2022, the Group did not incur material commitment fees for part (iii) of the renewed facility.
The Group did not incur additional commitment fees after December 2, 2021, on the old facility, as the Group has utilized the maximum amount of credit as allowed under the old facility as of that date.

Shareholder loans (1)
In 2018 and 2019, the Group entered into six shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans have similar terms and conditions. The principal terms and conditions are as follows:
•repayment in full at maturity date;
•interest can be paid or accrued at the discretion of the Group. Any accrued interest is due at the maturity date of the loan.
Interest expenses on the Group’s shareholder loans are recognized as part of finance income/(costs) in the consolidated statement of profit or loss. Refer to Note 12 for details. During the year ended December 31, 2022, the Group recognized interest expenses of €1,738 thousand (2021: €8,162 thousand, 2020: €7,530 thousand) on the shareholder loans. These interest expenses have been accrued to the carrying value of the shareholder loans.
On March 16, 2022, immediately prior to the closing of the previously announced business combination and pursuant to the terms of the BCA, the outstanding principal of the shareholder loans together with the accrued interest on these loans have been converted into equity. For further details regarding the equity conversion of the shareholder loans refer to Note 23.
Shareholder loans (2)
With the acquisition of Mega-E on March 16, 2022, the Group assumed a shareholder loan with Meridiam EM SAS to finance its operations. The terms and conditions of the loan have been amended subsequent to the initial loan agreement being signed. The principal terms and conditions are as follows:
•repayment in full at maturity date;
•interest is paid half yearly in arrears;
•the loans becomes due in the event of a share capital increase.
Interest expense on the shareholder loan is recognized as part of finance income/(costs) in the consolidated statement of profit or loss. During the year ended December 31, 2022, the Group recognized interest expenses of €5 thousand on the shareholder loans. During the year ended December 31, 2022, the loan was fully settled.
Maturity profile of borrowings
The maturity profile of the borrowings is included in Note 32.

Changes in liabilities arising from financing activities
The movements in liabilities from financing activities in 2022 and 2021 have been as follows:

(in €‘000)	Renewed facility	Old facility (senior debt)	Shareholder loans (1)	Shareholder loan (2)	Lease liabilities	Total
As at January 1, 2021	—	67,579	92,031	—	13,903	173,513
Proceeds from borrowings	—	44,315	—	—	—	44,315
Payment of principal portion of lease liabilities	—	—	—	—	(3,215)	(3,215)
New leases	—	—	—	—	20,800	20,800
Termination of leases	—	—	—	—	(670)	(670)
Other changes	—	1,041	8,162	—	799	10,002
As at December 31, 2021	—	112,935	100,193	—	31,617	244,745
As at January 1, 2022	—	112,935	100,193	—	31,617	244,745
Proceeds from borrowings	109,210	50,000	—	—	—	159,210
Transaction fees	(9,200)	(1,505)	—	—	—	(10,705)
Net settlement of old facility against renewed facility	170,000	(170,000)	—	—	—	—
Payment of old facility break costs	—	(46)	—	—	—	(46)
Acquisition of Mega-E	—	—	—	23,398	11,055	34,453
Acquisition of MOMA	—	—	—	—	1,594	1,594
Settlement of borrowings	—	—	—	(23,403)	—	(23,403)
Loss on modification of old facility	—	1,730	—	—	—	1,730
Loss on extinguishment of old facility	—	2,832	—	—	—	2,832
Conversion to equity	—	—	(101,931)	—	—	(101,931)
Payment of principal portion of lease liabilities	—	—	—	—	(5,227)	(5,227)
New leases	—	—	—	—	11,607	11,607
Termination of leases	—	—	—	—	(88)	(88)
Other changes	(977)	4,054	1,738	5	766	5,586
As at December 31, 2022	269,033	—	—	—	51,324	320,357
Other changes for the year ended December 31, 2022 of €5,586 thousand (2021: €10,002 thousand) primarily include the effect of accrued interest on the Group’s borrowings of €13,871 thousand (2021: €14,674 thousand), offset by interest payments on the Group’s borrowings of €7,242 thousand (2021: €5,469 thousand), interest payable reclassified to trade and other payables of €564 thousand (2021: € nil), fees payable reclassified to trade and other payables of €1,037 thousand (2021: € nil) and exchange differences on translation of foreign denominated lease liabilities of €765 thousand (2021: €797 thousand). The Group presents interest paid as cash flows from operating activities.

26    Provisions and other liabilities

(in €‘000)	December 31, 2022	December 31, 2021
Jubilee provision
Current	—	—
Non-current	26	73
Total	26	73
Defined benefit provision
Current	—	—
Non-current	449	—
Total	449	—
Restructuring provision
Current	144	248
Non-current	—	—
Total	144	248
Warranty provision
Current	273	—
Non-current	—	—
Total	273	—
Share-based payment provision
Current	16,806	—
Non-current	—	—
Total	16,806	—
Other provisions
Current	—	—
Non-current	45	60
Total	45	60
Total provisions and other liabilities
Current	17,223	248
Non-current	520	133
Total	17,743	381
Jubilee provision
Refer to Note 10.2 for details about the Group’s jubilee plan in the Netherlands and the movements in the provision over all reporting periods presented.
Restructuring provision
In February 2020, the Group announced a restructuring plan in order to streamline its operations so as to align its expense profile with the size of the business. The Group expected that the restructuring would place the Group in a better position to execute on its strategy in the near future. Implementation of the restructuring plan commenced in June 2020. The Group’s restructuring plan affected its operations in the Netherlands, Germany and Belgium. As a result of the restructuring, the Group’s headcount has been reduced by 167 internal and external staff members.
For the year ended December 31, 2021, the total restructuring costs amounted to €3,804 thousand. The Group recognized termination benefits of €2,674 thousand for its general and administrative function and €360 thousand for its selling and distribution function. The Group incurred €115 thousand of other employee expenses for its general and administrative function and €15 thousand for its selling and distribution function. These expenses primarily relate to termination penalties of leased vehicles. The Group incurred €640 thousand of legal fees in connection with the implementation of its restructuring plan. These expenses have been presented as part of legal, accounting and consulting fees, within general and administrative expenses.
The carrying amount of the restructuring provision recorded in the consolidated statement of financial position and the movements in the restructuring provision for the years ended December 31, 2022 and 2021 are presented below.

(in €‘000)	2022	2021
Current portion	248	364
Non-current portion	—	59
Carrying amount at 1 January	248	423
Movements
Additions	—	53
Releases	—	—
Used during the year	(104)	(228)
Interest accretion	—	—
Carrying amount at December 31	144	248
Current portion	144	248
Non-current portion	—	—
Carrying amount at December 31	144	248
The remaining provision of €144 thousand will be fully utilized in 2023.
Warranty provision
The Group generally offers its customers 24-month assurance type warranties for charging equipment sold to its customers. Management estimates the amount of the provision for warranty claims and its classification as current based on historical information. As at December 31, 2022, this provision had a carrying amount of €273 thousand (December 31, 2021: € nil).
Share-based payment provision
Refer to Note 11.2 for details about the Group’s share-based payment provision related to the Second Special Fees Agreement and the movements in the provision over all reporting periods presented.
Maturities of provisions
Maturities of total provisions as at December 31, 2022 are as follows:

(in €‘000)	Amounts due within one year	Amounts due between one and five years	Amounts due after five years	Total
Jubilee provision	—	—	26	26
Defined benefit provision	34	129	286	449
Restructuring provision	144	—	—	144
Warranty provision	273	—	—	273
Share-based payment provision	16,806	—	—	16,806
Other provisions	—	—	45	45
Total	17,257	129	357	17,743
27     Warrant liabilities
As mentioned in Note 4, as part of the SPAC Transaction, 13,799,948 Public Warrants and 9,360,000 Private Placement Warrants issued by Spartan have been assumed by the Group. At December 31, 2022, the Group had 13,799,948 Public

Warrants and no Private Placement Warrants outstanding, after the Private Placement Warrants holders exercised all their warrants on April 15, 2022.
Public Warrants entitle the holder to convert each warrant into one ordinary share of the Company of €0.12 par value at an exercise price of $11.50 (€10.80)5, and can be exercised starting 30 days after the SPAC Transaction. The Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants, with the exception that as long as the Private Placement Warrants are held by Spartan, they may be exercised for cash or on a cashless basis, and they cannot be transferred, assigned, or sold until 30 days after the Business Combination.
The cashless basis exercise entitles the Private Placement Warrants holders to convert the warrants into a number of Allego ordinary shares of €0.12 par value equal to the quotient obtained by dividing the product of the number of ordinary shares of Allego underlying the warrants and the excess of the fair market value over the exercise price of the warrants by the fair market value. For the purpose of the calculation above, the fair market value shall mean the average last reported sale price of the ordinary shares of Allego for the ten trading days ending on the third trading day prior to the date on which notice of exercise of the warrant is given.
Until warrant holders acquire the ordinary shares upon exercise of such warrants, they will have no voting or economic rights. The warrants will expire on March 16, 2027, five years after the SPAC Transaction, or earlier upon redemption or liquidation in accordance with their terms.
As there are no elements in the warrant agreements that give the Group the possibility to prevent the warrant owners to convert their warrants within twelve months, the Group has classified the warrant liabilities as current liabilities.
Exercise of warrants
On April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis, and the Private Placement Warrants holders received 1,334,949 ordinary shares of the Company. The Private Placement Warrants had a fair value of €13,854 thousand on the exercise date. For further details regarding the Private Placement Warrants exercise refer to Note 23.
There were no Public Warrants exercised during the year ended December 31, 2022.

.Movements in warrant liabilities
The financial liabilities for the warrants are accounted for at fair value through profit or loss. For further details on the assumptions and models used for estimating the fair value of the derivative warrants refer to Note 31.
During the year ended December 31, 2022 the Group recognized a total net fair value gain of €27,103 thousand (2021: € nil) in relation to both the Public Warrants and the Private Placement Warrants, in the consolidated statement of profit or loss, within finance income/(costs).
5 Translated at the EUR/USD Exchange rate as at December 31, 2022.

Movements in the warrant liabilities for the year ended December 31, 2022 are summarized as follows:

	Public Warrants		Private Placement Warrants		Total
	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)
As at January 1, 2022	—	—	—	—	—	—
Warrants assumed on Transaction date	13,799,948	21,260	9,360,000	20,993	23,159,948	42,253
Warrants exercised	—	—	(9,360,000)	(13,854)	(9,360,000)	(13,854)
Change in fair value of warrant liabilities	—	(19,964)	—	(7,139)	—	(27,103)
As at December 31 , 2022	13,799,948	1,296	—	—	13,799,948	1,296

28    Trade and other payables

(in €‘000)	December 31, 2022	December 31, 2021
Trade payables	31,868	13,070
Accrued expenses	15,876	9,446
Employee related liabilities	2,941	950
Payroll taxes, social security and VAT payables	5,127	5,261
Payables to related parties	—	28
Other payables	578	578
Total	56,390	29,333
29    Taxation
29.1. Income taxes
Income tax expense recognized in the consolidated statement of profit or loss
The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in €‘000)	2022	2021	2020
Current income tax expense
Current income tax expense for the year	(1,058)	(200)	(33)
Adjustments in respect of current income tax of previous years	(64)	—	—
Total current tax expense	(1,122)	(200)	(33)
Deferred tax expense
Origination and reversal of temporary differences and tax losses	16,950	—	—
(De)recognition of deferred tax assets	(16,464)	(152)	722
Total deferred tax expense	486	(152)	722
Income tax expense	(636)	(352)	689

Reconciliation of effective tax rate
The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020:

	2022		2021		2020
	(in €‘000)	%	(in €‘000)	%	(in €‘000)	%
Effective tax reconciliation
Loss before income tax	(304,656)		(319,320)		(43,945)
Income tax expense at statutory tax rate	78,601	(25.8)	79,830	(25.0)	10,986	(25.0)
Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	165	(0.1)	—	—	(39)	0.1
Non-taxable income	7,987	(2.6)	—	—	—	—
Non-deductible expenses	(68,372)	22.4	(74,033)	23.2	(1,784)	4.1
Temporary differences for which no deferred tax is recognized	(2,412)	0.8	(5,997)	1.9	(9,196)	20.8
Adjustments previous year	(64)	—	—	—	—	—
(De)recognition of previously (un)recognized deferred tax assets	(16,464)	5.4	(152)	—	722	(1.6)
Other	(77)	—	—	—	—	—
Effective tax (rate)	(636)	0.2	(352)	0.1	689	(1.6)
29.2. Deferred taxes
Deferred tax assets and liabilities

(in €‘000)	2022	2021
Deferred tax assets	570	4,573
Deferred tax liabilities	—	(3,851)
Balance at January 1	570	722
Movements in deferred tax
Recognition of losses	(87)	(859)
Acquisitions / Divestments	(3,043)	—
Movements of temporary differences	899	974
Recognition of tax credits	—	(267)
Balance at December 31	(1,661)	570
Deferred tax assets	523	570
Deferred tax liabilities	(2,184)	—
Balance at December 31	(1,661)	570

Movements of temporary differences
The following table provides an overview of the movements of temporary differences during the years ended December 31, 2022 and 2021 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity.

			Recognized in
(in €‘000)	Net balance January 1	Acquisitions / divestments	Profit or loss	Equity	Net balance December 31	DTA	DTL
Movements in 2021
Property, plant and equipment	880	—	(599)	—	281	928	(647)
Intangible assets	(73)	—	73	—	—	—	—
Right-of-use assets	(3,459)	—	(4,010)	—	(7,469)	—	(7,469)
Trade and other receivables	—	—	—	—	—	—	—
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	1,719	—	3,107	—	4,826	4,826	—
Current lease liabilities	482	—	1,224	—	1,706	1,706	—
Provisions	(63)	—	63	—	—	—	—
Trade and other payables	(49)	—	610	—	561	561	—
Net operating losses	859	—	(194)	—	665	665	—
Interest carry forward	426	—	(426)	—	—	—	—
Total	722	—	(152)	—	570	8,686	(8,116)

Set-off of deferred tax balances pursuant to set-off provisions*						(8,116)	8,116
Net deferred tax balances at December 31, 2021						570	—

Movements in 2022
Property, plant and equipment	281	—	245	—	526	981	(455)
Intangible assets	—	(2,242)	460	—	(1,782)	—	(1,782)
Right-of-use assets	(7,469)	(484)	(4,132)	—	(12,085)	—	(12,085)
Trade and other receivables	—	396	53	—	449	449	—
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	4,826	441	4,048	—	9,315	9,315	—
Current lease liabilities	1,706	43	85	—	1,834	1,834	—
Provisions	—	101	8	(2)	107	107	—
Trade and other payables	561	—	(193)	—	368	374	(6)
Investments in equity securities	—	(1,298)	—	328	(970)	—	(970)
Net operating losses	665	—	(88)	—	577	577	—
Interest carry forward	—	—	—	—	—	—	—
Total	570	(3,043)	486	326	(1,661)	13,637	(15,298)

Set-off of deferred tax balances pursuant to set-off provisions*						(13,114)	13,114
Net deferred tax balances at December 31, 2022						523	(2,184)
* Allego N.V. and its wholly-owned Dutch subsidiaries have applied the tax consolidation legislation, which means that these entities are taxed as a single entity. As a consequence, the deferred tax assets and deferred tax liabilities of these entities have been offset in the consolidated financial statements.

Unrecognized deferred tax assets

(in €‘000)	December 31, 2022	December 31, 2021
Tax losses	197,171	132,498
Deductible temporary differences	17,679	—
Tax credits	—	—
Interest carry forward	36,612	16,986
Total	251,462	149,484
Potential tax benefit	65,832	40,313
Interest carry forwards do not expire.
Estimates and assumptions
Refer to Note 3.2.1 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.
Changes to the applicable tax rate (the Netherlands)
On December 21, 2021, changes to the Dutch corporate income tax law were substantively enacted and are effective from January 1, 2022. Unused tax losses available for carry forward do not longer have an expiry date. The carry back period remains one year. However, the amount of unused tax losses available for carry forward without an expiry date has been maximized to 50% of taxable profits for the year in excess of one million euros. The revised carry forward period applies to all tax losses arising as of January 1, 2022, but also to unused tax losses available for carry forward as of that date to the extent that these tax losses have arisen in fiscal years that commenced on or after January 1, 2013.
On December 20, 2022, changes to the Dutch corporate income tax law were substantively enacted and are effective from January 1, 2023.The corporate income tax rate effective from January 1, 2023, will remain 25.8% (2022: increase from 25.0% to 25.8%), for taxable income in excess of €200 thousand (2022: €395 thousand; 2021: €245 thousand). The corporate income tax rate for taxable income up to €200 thousand (2022: €395 thousand, 2021: €245 thousand) increased from 15.0% to 19.0%. Consequently, the relevant deferred tax balances have been remeasured.
Expiration year of loss carryforwards
As at December 31, 2022, the Group had unused tax losses available for carryforward for an amount of €197,171 thousand (December 31, 2021: €132,498 thousand). These unused tax losses do not have an expiry date for all periods presented.
29.3. Fiscal unity for Dutch corporate income tax purposes
Exclusion from the fiscal unity for Dutch corporate income tax purposes
As of June 1, 2018, Allego Holding and its Dutch wholly-owned subsidiaries formed a fiscal unity with Madeleine — Allego Holding’s then immediate parent entity — and Opera Charging B.V. (“Opera”—parent entity of Madeleine) for Dutch corporate income tax purposes. The completion of the SPAC Transaction has resulted in the exclusion of the Company's Dutch wholly-owned subsidiaries from the Dutch corporate income tax fiscal unity headed by Opera. During the year ended December 31, 2021, the Group has prepared and filed a request with the Dutch Tax Authorities (“DTA”) for upfront certainty regarding the consequences of the exclusion from the fiscal unity. This request specifically covers:
•the methodology of determining the carryforward Dutch tax losses allocable to the Company and its Dutch wholly-owned subsidiaries and the carryover of these carryforward Dutch tax losses;
•the non-deductibility of interest in relation to the carryover of carryforward non-deductible interest allocable to the Company and its Dutch wholly-owned subsidiaries;
•the non-applicability of the Dutch restriction for the use of carryforward tax losses/non-deductible interest after a change in control; and
•the non-applicability of the clawback rules following transfers within the Dutch fiscal unity.

The Group submitted the request to the DTA on July 28, 2021. The request, together with the Group’s answers to various follow-up questions, was under review by the DTA for the remainder of the year ended December 31, 2021. The Group has reached an agreement with the DTA on January 18, 2022 on this request. The agreement with the Dutch Tax Authorities mitigates potential discussions on the various tax topics that have been agreed upon. Additionally, the agreement provides the Group with tax certainty regarding the dissolution of the fiscal unity for Dutch corporate income tax purposes headed by Opera and the related Dutch corporate income tax considerations for the year ended December 31, 2018 up to and including the year ended December 31, 2021 and fiscal year 2022 until the moment of exclusion from the fiscal unity.

Following the Business Combination consummated on March 16, 2022, Allego NV formed a new fiscal unity with Allego Holding BV, Allego BV, Allego Employment and Allego Innovations BV as the subsidiaries included in the fiscal unity.
30    Financial instruments
This note provides information about the Group’s financial instruments, including:
•an overview of all financial instruments held by the Group;
•the classification of the financial instruments;
•the line item on the consolidated statement of financial position in which the financial instrument is included;
•the financial instrument’s book and fair value.
The Group holds the following financial instruments:
Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2021
Non-current other financial assets	19	18,887	695	—	19,582	19,582
Current other financial assets	19	—	30,400	—	30,400	30,400
Trade and other receivables	20	41,063	—	—	41,063	41,063
Cash and cash equivalents	22	24,652	—	—	24,652	24,652
Total		84,602	31,095	—	115,697	115,697
As at December 31, 2022
Non-current other financial assets	19	21,900	9,198	31,389	62,487	62,487
Trade and other receivables	20	44,776	—	—	44,776	44,776
Cash and cash equivalents	22	83,022	—	—	83,022	83,022
Total		150,299	9,198	31,389	190,886	190,886
Due to the highly liquid nature of cash and cash equivalents and the pledged bank balances classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2021
Borrowings	25	213,128	—	213,128	271,370
Non-current lease liabilities	17	26,097	—	26,097	N/A
Current lease liabilities	17	5,520	—	5,520	N/A
Trade and other payables	28	24,072	—	24,072	24,072
Total		268,817	—	268,817	295,442
As at December 31, 2022
Borrowings	25	269,033	—	269,033	272,641
Non-current lease liabilities	17	44,044	—	44,044	N/A
Current lease liabilities	17	7,280	—	7,280	N/A
Trade and other payables	28	51,263	—	51,263	51,263
Warrant liabilities		—	1,296	1,296	1,296
Total		371,620	1,296	372,916	325,200
Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.
31    Fair value measurement
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
An explanation of each level is included in Note 2.7.18 of these consolidated financial statements for the year ended December 31, 2022.
Assets and liabilities measured at fair value
As at December 31, 2022, the Group has recorded the following financial instruments at fair value in the consolidated statement of financial position:
•preference share derivatives;
•interest rate cap derivatives;
•warrant liabilities;
•investment in equity securities.
Preference share derivatives, interest rate cap derivatives and the investment in equity securities are presented within non-current other financial assets. Warrant liabilities are presented as a separate line in the consolidated statement of financial position as at December 31, 2022. During the year ended December 31, 2022 the Group terminated the interest rate cap related to the old facility and entered into two new interest rate caps related to the renewed facility.
As at December 31, 2021, the Group had its interest rate cap derivative and purchase options to acquire Mega-E and MOMA recorded at fair value in the consolidated statement of financial position, which were presented within non-current other financial assets. The Group did not have any other assets and liabilities that were measured at fair value as at December 31, 2021.
The interest rate caps qualify for the level 2 category in the fair value hierarchy due to the fact that they are not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instruments are observable, the instruments are included in level 2.
The investment in equity securities qualified for the level 2 category in the fair value hierarchy at the time of acquisition due to the fact that the investee is not a public company traded in an active market and the fair value was determined using valuation techniques which maximize the usage of observable market data. During the year ended December 31, 2022, the investment in equity securities qualified for and was transferred into the level 3 category in the fair value hierarchy due to the fact that the securities were not traded in an active market at the time and there was no longer observable market data. Therefore, as at December 31, 2022, the fair value of these securities was determined using valuation techniques which use unobservable inputs that were significant to fair value.
The preference share derivatives and purchase options qualified for the level 3 category in the fair value hierarchy before being derecognized in 2022, due to the fact that they were not traded in an active market and the fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value.
The Public Warrants and Private Placement Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. As at December 31, 2022, the Public Warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2022, transfers of €20,568 thousand from level 3 to level 1 occurred with respect to the warrants and transfers of €41,984 thousand from level 2 to level 3 occurred with respect to the investment in equity securities.
The fair values of the Group’s assets and liabilities measured at fair value are disclosed in the table in Note 30.
Fair value of assets and liabilities not measured at fair value
The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.
Borrowings:
For the shareholder loans and the renewed facility, the fair value differs from its carrying amount because the interest payable on the loans is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.
The fair values of the Group’s assets and liabilities not measured at fair value are disclosed in the table in Note 30.
Specific valuation techniques to determine fair values
Specific valuation techniques used to value financial instruments include:
•preference share derivatives: option pricing model;
•interest rate cap derivatives: option pricing model;
•investment in equity securities: discounted cash flow analysis;
•purchase options: option pricing model, i.e. Black-Scholes pricing model;
•borrowings: discounted cash flow analysis using a market interest rate;
•warrants valuation as of issuance: binomial tree framework.

Financial instruments measured at fair value (level 3)
The changes in level 3 items for the year ended December 31, 2022 have been as follows:

(in €‘000)	Purchase options	Investment in equity securities
Carrying amount at January 1, 2021	—	—
Movements during the year ended December 31, 2021
Option premium paid for purchase options	1,500	—
Fair Value gain recognized as a share premium contribution	26,000	—
Fair value gains/(losses) recognized in other income/(expenses)	2,900	—
Carrying amount at December 31, 2021	30,400	—
Carrying amount at January 1, 2022	30,400	—
Movements during the year ended December 31, 2022
Fair value gain on purchase options	3,856	—
Derecognition of substantive purchase option	(34,256)	—
Exercise of purchase option	—	—
Transfer of investment in equity securities from level 2	—	41,984
Fair value loss on investment in equity securities from level 3 classification	—	(10,595)
Carrying amount at December 31, 2022	—	31,389

(in €‘000)	Warrant liabilities	Preference shares derivatives
Carrying amount at January 1, 2021	—	—
Movements during the year ended December 31, 2021
Change in fair value of private placement warrant liabilities	—	—
Change in fair value of public warrant liabilities	—	—
Carrying amount at December 31, 2021	—	—
Carrying amount at January 1, 2022	—	—
Movements in the year ended December 31, 2022
Public warrants assumed as part of the SPAC Transaction	21,260	—
Private placement warrants assumed as part of the SPAC Transaction	20,993	—
Change in fair value of private placement warrant liabilities	(7,139)	—
Transfer of private placement warrant liabilities into level 1	(13,854)	—
Change in fair value of public warrant liabilities	(14,546)	—
Transfer of public warrant liabilities into level 1	(6,714)	—
Preference shares derivatives acquired as part of MOMA acquisition	—	255
Sale of preference shares derivatives	—	(186)
Fair value gains/(losses) recognized in other income/(expenses)	—	(69)
Carrying amount at December 31, 2022	—	—
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

Valuation inputs to the fair value of purchase options
Inputs to the fair value of the purchase options are the spot price per share, the exercise price, the risk-free rate, volatility, time to expiration and dividend yield. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the purchase options at the time of their derecognition or exercise in 2022, using a Black-Scholes pricing model.

	June 7, 2022	March 16, 2022
Purchase option	MOMA	Mega-E
Parameters
Spot price per share (in €)	253	437,000
Volatility	N/A	100.00%
Given that all purchase options have either been exercised or have become substantive during the year ended December 31, 2022, changes to significant unobservable input parameters and the result of these changes on the fair value of the options have not been disclosed.
Further details and background on the purchase options are disclosed in Note 19.
Valuation inputs to the fair value of warrant liabilities
The fair value of the Public Warrants and the Private Placement Warrants have been estimated using a binomial tree framework at the time of their issuance (March 16, 2022) as there was no observable trade price available.
For Public Warrants, subsequent to their listing on an active market, their fair value as of December 31, 2022, is based on the observable listed quoted price (Level 1) for such warrants. For Private Placement Warrants, these were exercised on April 15, 2022 with the fair value on that date being determined based on the spot price per underlying ordinary share of Allego, which is a quoted market input.
Upon issuance, the estimated fair value of both the Public Warrants and Private Placement Warrants was determined using Level 3 inputs as no observable market inputs were available. Inputs to the binomial framework tree are the spot price per share, risk-free interest rate, the warrants key contractual terms and assumptions related to the Groups expected stock-price volatility and dividend yield.
Valuation inputs to the fair value of investments in equity securities
The Group used a third party valuation report to determine the fair value of investment in equity securities. Inputs to the fair value of the investments in equity securities are the earnings growth factor and risk-adjusted discount rate. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the, using the DCF (“Discounted Cash Flows”) methodology.

In %	December 31, 2022
Growth factor	3.0%
Discount rate	11.9%
An increase or decrease of 100 basis point in the growth factor would change the fair value of the investment in equity with €1,407 thousand and respectively €(1,122) thousand.
An increase or decrease of 100 basis point in the discount rate would change the fair value of the investment in equity with €(2,537) thousand and respectively €3,115 thousand.
Valuation inputs to the fair value of preference shares derivatives
The fair value of the preference shares derivatives will depend on the future value of shares in Voltalis at the time of a future Triggering Event. A Triggering Event is a majority disposal, public listing or a joint decision of an extraordinary general meeting of the shareholders to convert the shares of Voltalis. To measure the fair value of the instruments, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.

Given that these rights would be derived from the outcomes of a specific Triggering Event scenario, a probability-weighted equity return method was historically applied in order to value the payouts under the economic rights. Under this approach, the payouts were estimated based upon an analysis of future values for Voltalis, assuming various probable Triggering Event scenarios, each with their own probability attached.
The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the preference shares derivatives in 2022.

	June 7, 2022	December 15, 2022
Parameters
Spot price per share (in €)	115	108
Volatility (in %)	27.50	27.50
Discount rate (in %)	(0.1)% - 0.7%	2.3% - 2.5%
Given that the Group has waived certain potential economic rights associated with a portion of the ordinary shares held by the Group in Voltalis on December 15, 2022, changes to significant unobservable input parameters and the result of these changes on the fair value of the preference shares derivatives have not been disclosed.
Further details and background on the preference shares derivatives are disclosed in Note 4 and 7.
32    Financial risk management
This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap
Market risk – price risk	Investments in equity securities	Sensitivity analysis	Monitoring quarterly valuation updates and forecasts of future cash flows
Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets.	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.
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

Market risk
Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of interest rate caps. During the years ended December 31, 2022 and 2021, the Group’s borrowings at a variable rate were denominated in euro.
The Group’s borrowings are carried at amortized cost.
As at December 31, 2022, approximately 0% of the Group’s borrowings are at a fixed rate of interest (December 31, 2021: 47%). An analysis by maturities is provided below in section "Maturities of financial liabilities" of this note.
Instruments used by the Group
The Group has two interest rate caps in place with a notional of €181,487 thousand (December 31, 2021: one interest rate cap with a notional of €83,054 thousand) which mature in December 2027 (December 31, 2021: in May 2026). As at December 31, 2022, the interest rate caps cover approximately 65% (December 31, 2021: 69%) of the variable loan principal outstanding. The notional of the derivative instruments and the renewed (2021: old) facility changes over time in order for the interest rate cap to mitigate at least 65% (2021: 69%) of the variable debt outstanding. Specifically, the strike price changes over time and ranges between 1.50% and 3.43%. The remaining cash flow risk is accepted.
The interest rate caps require settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the renewed facility.
Sensitivity
The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as both the Group’s bank facilities have a variable interest rate. The Group’s interest expenses incurred in relation to the shareholder loans are not sensitive to changes in interest rates as these borrowings had a fixed interest rate. Equity is not impacted as no hedge accounting is applied. Additionally, an increase or decrease of the Euribor has an impact on the fair value of the Group’s interest rate caps. The impact on the loss for the years ended December 31, 2022 and 2021 as a result of a change in interest rates is as follows:

(in €‘000)	Impact on pre-tax loss
	2022	2021
Interest rates – increase by 10 basis points*	586	76
Interest rates – decrease by 10 basis points*	(629)	(68)
*Keeping all other variables constant.
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
Price risk
Exposure
The Group’s exposure to equity securities price risk arises from investments held by the group and classified in the consolidated statement of financial position as at fair value through other comprehensive income (FVOCI) as detailed in

Note 19. The price risk is mitigated by monitoring quarterly valuation updates and forecasts of future cash flows and aligning the business strategy accordingly.
Sensitivity
The table below summarizes the impact of increases/decreases of the price of equity securities acquired in 2022 on the group’s equity through OCI reserve for the period. The analysis is based on the assumption that the fair value of the equity securities held by the group has increased or decreased by 40%, with all other variables held constant.

(in €‘000)	Impact on Group's equity
2022
Fair Value – increase by 4,000 basis points	12,556
Fair Value – decrease by 4,000 basis points	(12,556)
Amounts recognized in other comprehensive income
The amounts recognized in other comprehensive income in relation to the investment in equity securities held by the group are disclosed in Note 19.
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
At December 31, 2022, the Group had 14 customers (December 31, 2021: 7) that owed the Group more than €450 thousand each and accounted for approximately 86% (December 31, 2021: 71%) of the total amount of trade receivables and contract assets. There were 3 customers (December 31, 2021: 1) with a balance greater than €4,500 thousand accounting for just over 49% (December 31, 2021: 59%) of the total amount of trade receivables and contract assets.
Impairment of financial assets
The Group has six types of financial assets that are subject to the expected credit loss (“ECL”) model:
•trade receivables;
•contract assets;
•pledged bank balances;
•security deposits;
•cash and cash equivalents.
While cash and cash equivalents, security deposits and pledged bank balances (refer to Note 22 and Note 19, respectively) are also subject to the impairment requirements of IFRS 9, no impairments were required to be recognized on these financial assets due to their definition of being subject to an insignificant risk of changes in value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets disclosed in Note 30.

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
The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2022 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.
On that basis, the loss allowance as at December 31, 2022 and December 31, 2021 was determined as follows for both trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 –60 days past due	61 –90 days past due	91+ days past due	Total
As at December 31, 2021
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	33,439	909	480	382	4,353	39,563
Gross carrying amount – contract assets	1,226	—	—	—	—	1,226
Loss allowance	1	—	—	—	—	1
As at December 31, 2022
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	31,404	5,337	3,189	292	2,448	42,670
Gross carrying amount – contract assets	1,512	—	—	—	—	1,512
Loss allowance	—	—	—	—	—	—
Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of over 60 days past due.
For the loss allowances for trade receivables and contract assets for each period presented, refer to Note 20.
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
As disclosed in Note 19, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lenders and pledged bank balances in relation to bank guarantees issued to suppliers of the Group.
The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 33. In this case, funding via the renewed facility would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s cash and cash equivalents (Note 22) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the

Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.
Financing arrangements
The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2022	December 31, 2021
Expiring beyond one year—renewed facility	120,790	—
Expiring beyond one year—old facility	—	—
As indicated in Note 25, the Group has refinanced its old facility in December 2022. The renewed facility is available to be drawn if the drawdown covenants are met, in euros and has an average maturity of approximately 5 years (December 31, 2021: 5 years).
As at December 31, 2022, €90,790 thousand of the capital expenditures facility and €30,000 thousand of the guarantee facility were undrawn.
Maturities of financial liabilities
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The table includes both non-derivative and derivative financial liabilities.
The amounts disclosed in the table are the contractual undiscounted cash flows (including interest payments). Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at December 31, 2021
Borrowings	213,128	464,440	2,975	3,176	6,451	137,258	314,580
Lease liabilities	31,617	38,208	3,630	3,560	6,871	16,729	7,418
Trade and other payables	24,072	24,072	24,072	—	—	—	—
Total	268,817	526,720	30,677	6,736	13,322	153,987	321,998
As at December 31, 2022
Borrowings	269,033	501,004	9,441	13,925	27,802	449,836	—
Lease liabilities	51,324	71,097	4,546	4,828	8,891	18,916	33,916
Trade and other payables	51,263	51,263	51,263	—	—	—	—
Warrant liabilities	1,296	1,296	1,296	—	—	—	—
Total	372,916	624,660	66,546	18,753	36,693	468,752	33,916
33    Capital management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. Refer to Note 23 and Note 24 for the quantitative disclosures of the Company’s share capital, share premium and other reserves.
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
The Group has not paid any dividends since its incorporation. The Group expects to retain all earnings, if any, generated by operations for the development and growth of its business and does not anticipate paying any dividends to shareholders in the foreseeable future. The Group has secured financing for its operations through a renewed facility, which is disclosed in Note 25.
No changes were made in the objectives for managing capital during the years ended December 31, 2022 and 2021.
Loan covenants - renewed facility
Under the terms of the renewed facility, the Group is required to comply with the following financial covenants related to interest and earnings before interest, taxes, depreciation and amortization (“EBITDA”) at the consolidated level of the Group:

1.Leverage ratio: calculated on a consolidated level as (total net debt / Group EBITDA).
2.Interest cover ratio: calculated on a consolidated basis as (Group EBITDA / interest paid).

The covenants shall be determined based on the IFRS financial statements of the Group, as required by the terms and conditions of the renewed facility. The compliance with these covenants shall be tested every six months, with the testing period being twelve months ending December 31 and June 30, with the first testing date being June 30, 2023.

The target covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing period ending on	Leverage ratio	Interest cover ratio
June 30, 2023	Unconditional	-0.8x
December 31, 2023	Unconditional	-0.9x
June 30, 2024	34x	0.4x
December 31, 2024	5.4x	2.3x
June 30, 2025	3.2x	3.8x
December 31, 2025	2.2x	5.5x
June 30, 2026	2.2x	5.5x
December 31, 2026	2.2x	5.5x
June 30, 2027	2.2x	5.5x

The Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.

Additionally, the following ratios are set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop:

•Group EBITDA margin ratio: calculated on a consolidated level as (Group EBITDA / Real Period Revenue).
•Group EBITDA amount: calculated on a consolidated level
•Fast/ultra-fast charging equipment utilization rate: calculated on a consolidated level as (average number of sessions over the relevant Group charger base, divided by 50).

The target drawdown stop conditions are determined based on a twelve-month running basis and are as follows:

Testing period ending on	EBITDA margin (drawstop)	EBITDA (drawstop)		Fast/ultra-fast charging equipment utilization rate (drawstop)
June 30, 2023	-4.3%	€(8.5)	million	10.4%
December 31, 2023	-5.8%	€(11.6)	million	11.5%
June 30, 2024	8.1%	€19.8	million	12.7%
December 31, 2024	19.4%	€68.2	million	12.9%
June 30, 2025	24.1%	€111.2	million	14.2%
December 31, 2025	27.3%	€157.5	million	15.5%
June 30, 2026	28.9%	€200.0	million	16.6%
December 31, 2026	Unconditional	Unconditional		Unconditional
June 30, 2027	Unconditional	Unconditional		Unconditional
Breaching the requirements would cause a drawdown stop. Continuing breaches in the drawstop conditions would permit the bank to cancel the total undrawn commitments and immediately call the debt. The Group may within twenty business days from the occurrence of a drawstop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenants' or utilization rate's levels) which are proposed to be implemented in order to remedy such drawstop event.
In the preparation of its consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. Refer to Note 2.2 for additional information.
34    Commitments and contingencies
Purchase commitments for chargers and charging infrastructure
Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2022 were €2,452 thousand (December 31, 2021: €2,261 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).
35    Related-party transactions
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
Relationship with the Mega-E Group
After the sale of Mega-E Charging B.V. (“Mega-E”) to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, Mega-E and its subsidiaries (the “Mega-E Group”) became related parties under common control until the Group resumed the control over Mega-E Group on March 16, 2022 upon the SPAC Transaction (please also refer to Note 4, Note 35.1 and Note 35.2 for more information).

Prior to the acquisition of Mega-E by the Group on March 16, 2022, the relationship between the Group and the Mega-E Group was that of a customer and service provider. Subsequent to the sale to Meridiam EM SAS, the Group entered into several development and O&M contracts with the Mega-E Group to construct and operate charging stations across Europe. The development agreements related to the engineering, design, procurement, delivery, construction, installation, testing and commissioning of electric vehicle charging infrastructure at designated areas. The Group received a fixed contract price for these services.
The O&M agreements related to the operation and maintenance of the delivered electric vehicle charging infrastructure by the Group to the Mega-E Group. The services consisted of the technical operation of the charging stations, revenue management, maintenance, providing pricing recommendations and providing access to the Group’s EV Cloud platform. The Group received a service fee that contains both fixed and variable fees per charging session.
During the year ended December 31, 2021, one of the directors of the Group was also an executive director of Mega-E. As at December 31, 2021, the director resigned from the Group. Additionally, one of the non-executive directors of the Group was also a non-executive director of Mega-E.

Relationship with EV Cars
EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations.

Voltalis
Upon completion of the MOMA acquisition, Voltalis became a related party of the Group in accordance with the criteria outlined in IAS 24 Related Party Disclosures through its relationship with Meridiam SAS. Madeleine — the majority shareholder of the Company — is indirectly owned by Meridiam. Voltalis is considered to be a controlled investment of Meridiam. Consequently, the Group and Voltalis are related parties and the related-party transactions have been disclosed in the table in this note.
35.1. Transactions with related parties

(in €‘000)	Relationship	2022	2021	2020
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		1,743	8,162	7,530
Management fee		—	—	25
Reimbursement of advisory fees		953	1,868	1,400
Reimbursement of marketing expenses		—	—	1,568
Share-based payment expenses		74,001	291,837	7,100
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		1,066	23,974	10,702
EV Cars	Other related party
Revenue from contracts with related party		51,424	24,566	—
Voltalis	Other related party
Revenue from contracts with related party		2,268	—	—
Fair value losses on pref. shares derivatives and net loss on sale of pref. shares derivatives		69	—	—
Executive Board Member	Key management
Other payments		4,740

The transactions with Mega-E until March 16, 2022, are considered related-party transactions. The Group obtained control of Mega-E as of that date. All subsequent transactions are therefore considered to be intra-group transactions and have been eliminated in these consolidated financial statements.
Share-based payment expenses
On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into an agreement, under which share-based payment awards are provided to an external consulting firm. Madeleine has the obligation to settle the agreement, but the Group accounts for the agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group does not have an obligation to settle the share-based payment awards with the consulting firm in cash or equity instruments and therefore the total arrangement is classified as an equity-settled share-based payment arrangement. On July 28, 2021, Spartan and the Company signed a BCA. Madeleine and the external consulting firm were also parties to the BCA. On February 28, 2022, the BCA was amended whereby the parties modified the thresholds of the First Special Fees Agreement that determine whether the fees payable in cash (“Part A”) to the external consulting firm will be paid in cash, shares or a combination of cash and shares, contingent upon the number of redemptions that will result from the SPAC Transaction. The amendment did not change the accounting treatment of the First Special Fees Agreement, as the total First Special Fees Agreement is classified as an equity-settled share-based payment arrangement, and the amendment did not give rise to an incremental fair value of the share-based payment arrangement. Refer to Note 11.1 for details on the First Special Fees Agreement.
On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego. Before the novation, Madeleine had the obligation to settle the agreement, and the Group accounted for the Second Special Fees Agreement as a share-based payment arrangement as the Group receives services from the consulting firm under the agreement. The Group did not have an obligation to settle the share-based payment awards with the consulting firm and therefore the total arrangement was classified as an equity-settled share-based payment arrangement. Following the novation, the Group has the obligation to settle the share-based payment awards with the consulting firm in cash and therefore the total arrangement was classified as a cash-settled share-based payment arrangement. Refer to Note 11.2 for details on the Second Special Fees Agreement.
Other payments to key management
This amount represents a one-time payment made by the Company to a member of management for their outstanding shares in an acquired subsidiary during 2022.

35.2. Balances with related parties
At December 31, 2022 and 2021, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2022	December 31, 2021
Madeleine Charging B.V.	Immediate parent entity
Shareholder loans		—	(100,193)
Current receivables/(payable) from related party		—	106
Trade payable to related party		—	(140)
Opera Charging B.V.	Parent entity and ultimate holding company
Current receivables from related party		—	37
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Trade receivables from related party		—	26,449
Trade payable to related party		—	(1,599)
Contract assets with related party		—	277
Contract liabilities with related party		—	(2,291)
Other current receivables from related party		—	3
EV Cars	Other related party
Contract assets with related party		1,512	237
Contract liabilities with related party		(5,721)	(17,997)
Trade receivables from related party		11,367	—
Trade payable to related party		(51)	—
Meridiam EM	Other related party
Purchase option derivative		—	27,200
Voltalis	Other related party
Current receivables from related party		187	—
The balances with Mega-E as at December 31, 2021 are considered related-party balances. The Group obtained control of Mega-E as of March 16, 2022. The balances as at December 31, 2022 are therefore considered to be intra-group balances and have been eliminated in these consolidated financial statements.
Key management transaction
This amount represents a one-time payment made by the Company to a member of management for their outstanding shares in an acquired subsidiary during 2022.

35.3. Remuneration of key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers all executive and non-executive members of the Board of Directors and the Executive Board to be key management personnel as defined in IAS 24 Related party disclosures. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).

The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2022, 2021 and 2020:

(in €‘000)	2022	2021	2020
Short-term employee benefits	5,262	1,086	1,675
Termination benefits	—	—	283
Share-based payments	41,230	89,636	2,450
Total	46,492	90,722	4,408

Share-based payments - Special Fee Agreements
On December 16, 2020, the Company’s then immediate parent entity — Madeleine — entered into a First Special Fees Agreement, under which share-based payment awards are provided to an external consulting firm (refer to Note 11.1 for details). On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement (refer to Note 11.2 for details). Prior to joining the Company as members of the Executive Board, two directors were contractors of the external consulting firm, in which capacity they provided management services related to the Company to Madeleine, the Company’s immediate shareholder.
The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the agreement. Therefore, the Group has considered that a portion of the share-based payment expenses represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2022, that portion of the share-based payment expenses amounted to €26,869 thousand (2021: €89,636 thousand, 2020: €2,450 thousand).
For the year ended December 31, 2022, the remaining amount of the total share-based payment expenses of €58,145 thousand (2021: €202,201 thousand, 2020: €4,650 thousand) is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 9 and Note 11 for details).
Share-based payments - Management Incentive Plan
In March 2022, the Company established the management incentive plan and during the year ended December 31, 2022, issued the grant options and the performance options to the key management. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 11.3 for details on the Management Incentive Plan.

36    Group information
36.1. List of principal subsidiaries, associates and joint ventures
The Group’s principal subsidiaries, associates and joint ventures as at December 31, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.
Subsidiaries

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2022	2021	2020
Allego Holding B.V.	Arnhem, the Netherlands	Holding Company	100%	—	—

Allego US Inc.	Wilmington, Delaware, USA	Financial investment services	100%	—	—
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%
Allego Portugal, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%
Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	100%
Allego Italy S.R.L.	Torino, Italy	Charging solutions for electric vehicles	100%	100%	—
Allego Spain S.L.U.	Madrid, Spain	Charging solutions for electric vehicles	100%	100%	—
Mega-E Charging B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles at Mega-E sites	100%	—	—
FEMC Germany GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	—	—
Mega-E Netherlands Asset Co No 1 B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	—	—
Mega-E Denmark Asset Co No 1 ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	—	—
Mega-E Belgium Asset Co No 1 BV	Mechelen, Belgium	Charging solutions for electric vehicles	100%	—	—
Mega-E France SAS	Paris, France	Charging solutions for electric vehicles	100%	—	—
Mega-E Sweden Asset Co No 1 AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	—	—
Mega-E Eastern Europe Holding B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	—	—
Chamberra Sp. z.o.o.	Warsaw, Poland	Charging solutions for electric vehicles	100%	—	—
GreenToWheel SAS	Paris, France	Charging solutions for electric vehicles	80%	—	—
Oury-Heintz Energie Applications SA	Paris, France	Holding Company	100%	—	—
Modélisation, Mesures et Applications SA	Paris, France	IT consulting services	100%	—	—
MOMA ASIA Ltd	Hong Kong, China	IT consulting services	100%	—	—
MOMA Collectivites SAS	Paris, France	IT consulting services	51%	—	—

Associates and Joint Ventures

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2022	2021	2020
FOROIL SAS	Paris, France	Development of solutions to optimize production & reserves of oil and gas fields	44%	—	—
3EA SAS	Paris, France	Electric installation work	50%	—	—

36.2. Changes to the composition of the Group
On March 16, 2022, the Group obtained control over Mega-E. The Group held a Mega-E Option that provided the Group with potential voting rights which were considered substantive as of March 16, 2022.
On March 16, 2022, the Group consummated the previously announced business combination pursuant to the terms of the BCA. As a result of the completion of the SPAC Transaction, the Group acquired 100% of the shares of Spartan (subsequently renamed Allego USA Inc.).
On June 7, 2022, the Group acquired 100% share capital of MOMA, a service provider for the Group’s EV Cloud platform. The acquisition brings the critical support for the EV Cloud platform into the Group and the access to new markets as well as services within the Group, to better meet the needs of its customers. The Group consolidates MOMA as of the acquisition date. Refer to Note 3.1.4 for details about the judgments applied by the Group in applying the acquisition method of accounting for MOMA. FOROIL SAS is an associate of MOMA, but was written off as part of the accounting for the acquisition of MOMA due to it being a loss-making entity.
Reference is made to Note 4 for details on these transactions.
37    Subsequent events
The following events occurred after December 31, 2022:

Pledges in relation the renewed facility
As described in the original agreement entered into during the year ended December 31, 2022, as part of the renewed facility agreement, pledges on the bank accounts and pledges on the shares in the capital of Allego Holding B.V. held by the Company would be used to secure the renewed facility. During the three months ended March 31, 2023, the Group has pledged additional assets in relation to the renewed facility: the bank accounts of €4,776 thousand as at March 31, 2023 (presented as part of cash and cash equivalents), trade and other receivables of €18,782 thousand as at March 31, 2023, and the shares in the capital of Allego Netherlands, Allego Germany and Allego France held by the Group.

Changes to the management incentive plan ('MIP')
In February 2023, the Group’s MIP was modified whereby one of the performance criteria was extended from 2022 until 2023. This modification has no impact on the fair value of the MIP as the performance criterion is a non-market vesting criterion. As a result, the impact to the share-based payment expenses will be recognized in 2023.