Form 20-F
period 2023-12-31
Allego N.V.
filed 2024-05-16
CIK 1874474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, Allego N.V. had 271,010,790 ordinary shares outstanding.
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒
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

Words such as, “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “indicates,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entities “Item 3. Key Information—D. Risk Factors” of this Annual Report. Forward-looking statements in this Annual Report may include, for example, statements about:
•the ability of Allego to cure the minimum share price deficiency and regain compliance with NYSE listing standards and for Allego’s ordinary shares to remain listed on the NYSE;
•changes adversely affecting Allego’s business;
•the price and availability of electricity and other energy sources;
•the risks associated with vulnerability to industry downturns and regional or national downturns;
•fluctuations in Allego’s revenue and operating results;
•unfavorable conditions or further disruptions in the capital and credit markets;
•Allego’s ability to generate cash, service indebtedness and incur additional indebtedness;
•competition from existing and new competitors;
•the agreement of various landowners to deployment of Allego charging stations;
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
•the impact of a pandemic or other health crises, including related supply chain disruptions and expense increases;
•general economic or political conditions, including the Russia/Ukraine and Israel/Hamas conflicts or increased trade restrictions between the United States, Russia, China and other countries; and
•other factors detailed under the section entitled “Item 3. Key Information—D. Risk Factors” in this Annual Report and in Allego’s other filings with the SEC.
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
INDUSTRY AND MARKET DATA
In this Annual Report, we present industry data, forecasts, information and statistics regarding the markets in which Allego competes as well as Allego management’s analysis of statistics, data and other information that it has derived from third-parties, including independent consultant reports, publicly available information, various industry publications and other published industry sources, including: (i) traffic data from governmental agencies, such as Germany’s BAST (Bundesanstalt für Straßenwesen), the Netherlands’ Rijkswaterstaat, and the United Kingdom’s Department of Transport, (ii) population data from EUROSTAT, (iii) registered cars data from governmental statistics agencies, such as Germany’s Kraftfahrt Bundesamt, the Netherlands’ CBS (Centraal Bureau voor de Statistiek) and the United Kingdom’s Department of Transport, (iv) electric vehicle sales forecasts from consultancy firms, such as ING, UBS, BCG and Navigant, (v) electric vehicle sales data from the European Automobile Manufacturers’ Association, and (vi) industry growth forecasts from BloombergNEF. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Such information is supplemented where necessary with our own internal estimates and information obtained from discussions with our customers, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available. This information appears in “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and other sections of this Annual Report.
Although we believe that these third-party sources are reliable, we cannot guarantee the accuracy or completeness of this information, and we have not independently verified this information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Item 3. Key Information—D. Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this Annual Report, including the size of certain markets and our size or position and the positions of our competitors within these markets, including its services relative to its competitors, are based on estimates by us. These estimates have been derived from Allego management’s knowledge and experience in the markets in which Allego operates, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which Allego operates and have not been verified by independent sources. Unless otherwise noted, all of Allego’s market share and market position information presented in this Annual Report is an approximation. Allego’s market share and market position, unless otherwise noted, is based on Allego’s volume relative to the estimated volume in the markets served by Allego’s business segments. References herein to Allego being a leader in a market or product category refer to Allego management’s belief that Allego has a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on Allego management’s internal analysis of Allego volume as compared to the estimated volume of its competitors.
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

“Allego Articles” or “Articles” means the articles of association of Allego N.V. contained in the notarial deed of conversion and amendment of the articles of association of Allego N.V. dated March 16, 2022.

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

“First Special Fees Agreement” means the first agreement pursuant to which E8 Investor provided services to the Group relating to the strategic and operational advice for one or more contemplated share transactions. The agreement was terminated in connection with the Business Combination in 2022.

“General Meeting” means the general meeting of Allego.

“Group” means Allego Holding B.V. and its subsidiaries prior to the completion of the Business Combination and Allego N.V. and its subsidiaries after the completion of the Business Combination, unless indicated requires otherwise.

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

“SEC” means the United States Securities and Exchange Commission.

“Second Special Fees Agreement” has meaning provided in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” in this Annual Report.

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
C.Reasons For the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Summary Risk Factors
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “Item 3. Risk Factors—D. Risk Factors.” in this Annual Report for a detailed description of these risks.
•Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term.

•Allego has experienced growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.

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

•Allego’s business may be adversely affected if it is unable to maintain, protect or enforce its rights in its technology and intellectual property.

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

•Future sales, or the perception of future sales, of our Ordinary Shares by us or selling security holders, including Madeleine, could cause the market price for our Ordinary Shares to decline significantly.

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
Allego incurred a net loss of €110.3 million and €305.3 million for the years ended December 31, 2023 and December 31, 2022, respectively, and as of December 31, 2023, Allego had total equity of approximately €79.3 million. Allego believes it will continue to incur net losses for the near term. Even if it achieves profitability, there can be no assurance that it will be able maintain profitability in the future. Allego’s potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) by consumers in Europe, which may occur at a slower pace than anticipated or may not occur at all. This continued adoption may depend upon continued support from regulatory programs and in each case, the use of Allego chargers and Allego services may be at much lower levels than Allego currently anticipates.
Allego has experienced growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.
Allego has experienced growth in recent periods that has placed and continues to place a significant strain on employee retention, management, operations, financial infrastructure and corporate culture and has required several strategic adjustments. Allego’s revenue has increased from €133.9 million in 2022 to €145.5 million in 2023. In addition, in the event of further growth, Allego’s information technology systems and Allego’s internal control over financial reporting and procedures may not be adequate to support its operations and may increase the risk of data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate company funds. Allego may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors. Allego may also face the risk that EVCloudTM, its core platform, is not able to support Allego’s growth due to increased traffic on Allego charging points, which would interrupt business operations. Allego could then also face contractual penalties with its customers if this results in a failure to meet its contractual obligations.
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
Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market from producers. In most of the countries in which Allego operates, there are many suppliers that can offer medium or long-term contracts that can allow Allego to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity. For example, the price of electricity is generally higher in the winter due to higher electricity demands, and Europe experience record high electricity price increases in 2022 caused in large part by the Russia/Ukraine conflict. While these costs could be passed on to EV customers, increases in the price of electricity could result in near-term cash flow strains to Allego. In addition, global increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by EV customers, thus decreasing the number of charging sessions on Allego’s charging stations and adversely impacting its profitability and growth. Furthermore, competitors may be able to source electricity on better terms than Allego, which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on Allego’s charging stations and adversely impact its profitability and growth.
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
Allego has entered into a credit facility that imposes certain restrictions on its business and operations that may affect its ability to operate its business and make payments on its indebtedness.
We entered into the renewed credit facility on December 19, 2022, which requires us to comply with various affirmative and negative restrictions and covenants. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Sources of Liquidity – Borrowings” and “Note 34 (Capital management) – Loan covenants” of the consolidated financial statements included elsewhere in this Annual Report. The restrictions and covenants under the renewed credit facility may prevent us from engaging in certain transactions which might otherwise be considered beneficial to us and could have other important consequences to shareholders. For example, they could increase our vulnerability to general adverse economic and industry conditions, to fund future working capital, capital expenditures and other requirements; to engage in future acquisitions, construction or development activities; to access capital markets (debt and equity); or to otherwise fully realize the value of our assets and opportunities because of the need to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness or to comply with any restrictive terms of our indebtedness; limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate; and place us at a competitive disadvantage as compared to our competitors that have less debt.
Further, even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented, the Group also forecasts the potential breach of the interest cover ratio and leverage ratio covenants at December 31, 2024 and the Group is dependent on obtaining additional financing to execute on its business plan. The covenant ratios are increasing every testing date until June 30, 2027 in line with this business plan. Failure to comply with the terms and conditions of any existing or future indebtedness would constitute an event of default. If an event of default occurs, the lenders or note holders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness.
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
A potential pandemic or other health crises could have a material adverse effect on Allego’s business and results of operations.
The impact of a pandemic or other health crises, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, can create significant volatility in the global economy or lead to reduced economic activity. The recent COVID-19 pandemic created supply chain disruptions for vehicle manufacturers, suppliers and hardware manufacturers, as well as impacted the capacities of installers. Any sustained new disruption could impact demand for EVs and would harm Allego’s business despite its historical growth.
If a pandemic or other health crises occurs, it could require a modification of our business (for example, grid connections delays), triggering mitigating actions (as may be required by government authorities or otherwise) in the best interests of our employees, customers, suppliers, vendors and business partners. If significant portions of our workforce in the future is unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions, our operations will be negatively impacted. Furthermore, if significant portions of our customers’ or potential customers’ workforce are subject to stay-at-home orders or otherwise have substantial numbers of their employees working remotely for sustained periods of time, user demand for EV charging sessions and services may decline.
As of December 31, 2023, the impact of COVID-19 to Allego’s business has been limited, but prospects and results of operations will depend on any future developments. Ongoing effects from a pandemic or other health crises could limit the ability of customers, suppliers, vendors and business partners to perform, including third-party suppliers’ ability to provide components and materials used for Allego’s charging stations or in providing transport, installation or maintenance services.
Any economic recession that has occurred or may occur in the future will impact the growth of EVs and the growth of EV charging demand.
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
Allego has extended its hardware and equipment supplier base, but it still relies on a limited number of suppliers, although it is not dependent on any one supplier. This reliance on a limited number of hardware manufacturers increases Allego’s risks, since it does not currently have proven alternatives or replacement manufacturers beyond these key parties. In the event of interruption or insufficient capacity, it may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. In particular, disruptions or shortages at such suppliers, including as a result of delays or issues with their supply chain, in respect of electronic chips, processors, semiconductors and other electronic components or materials, can negatively impact deliveries by such suppliers to Allego. Thus, Allego’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location or decides to reduce its deliveries to Allego for any reason including its acquisition by a third party or is unable to provide Allego with the quantities Allego requires for its growth.
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

In addition, the military conflict between Russia and Ukraine, and more recently the conflict between Israel and Hamas, could lead to additional disruption, instability and volatility in global markets and industries that could negatively impact Allego’s supply chain. The European Union, the United States and other governments have already imposed severe sanctions and export controls against Russia and Russian interests and may impose additional sanctions and controls. The impact of these measures, as well as potential responses to them by Russia, is currently unknown and could adversely affect Allego’s supply chain, which, in turn, could affect Allego’s business and operating results.
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
Allego’s success depends, in part, on its continuing ability to identify, hire, attract, train, develop and retain highly qualified and skilled personnel, including software engineers and other employees with the technical skills in design and engineering that will enable us to deliver quality EV charging products and energy management solutions. The inability to do so effectively would adversely affect its business.
Competition for employees can be intense in the various parts of Europe where Allego operates, as there is a high demand of qualified personnel, and we expect certain of our key competitors, who generally are larger than us and have access to more substantial resources, to pursue top talent even more aggressively. The ability to attract, hire and retain personnel depends on Allego’s ability to provide competitive compensation. Allego may not be able to attract, assimilate, develop or retain qualified personnel in the future, and failure to do so could adversely affect its business, including the execution of its strategy.
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
Inflation, which increased significantly during 2022 and 2023, could adversely affect Allego by increasing the costs of materials and labor needed to operate Allego’s business and could continue to adversely affect the Company in future periods. If this current inflationary environment continues, there can be no assurance that Allego would be able to recover related cost increases through price increases, which could result in downward pressure on Allego’s operating margins. As a result, Allego’s financial condition, results of operations, and cash flows, could be adversely affected over time.
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
Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business.
Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in Allego’s operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may continue to occur on Allego’s systems in the future and on hardware manufacturers that supply Allego. Any attempts by cyber attackers to disrupt Allego’s operations, services or systems, if successful, could harm its business, introduce liability to data subjects, result in the misappropriation of company funds, be expensive to remedy and damage Allego’s reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and Allego may not be able to cause the implementation or enforcement of such prevention. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm Allego’s reputation, brand and ability to operate reliably and to retain customers.
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
Allego may be subject to claims that its charging stations have malfunctioned, and persons were injured or purported to be injured. Any insurance that Allego carries may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, Allego’s customers could be subjected to claims as a result of such incidents and may bring legal claims against Allego to attempt to hold it liable. Any of these events could adversely affect Allego’s brand, relationships with customers, operating results or financial condition.
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
Furthermore, Allego’s software platform is complex and includes a number of licensed third-party commercial and open-source software libraries. Allego’s software has contained defects and errors and may in the future contain undetected defects or errors. Allego is continuing to evolve the features and functionality of its platform through updates and enhancements, and as it does, it may introduce additional defects or errors that may not be detected until after deployment to customers. In addition, if Allego’s products and services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance and disruptions in service may result in non-working devices.
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
Allego’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new solutions and services that achieve market acceptance. Allego plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new solutions and services, new technologies and enhance existing solutions and services. Allego’s development expenses were €4.6 million in 2023, €4.0 million in 2022, and €3.0 million in 2021, and are likely to be similar in the future. These expenses related to the development of Allego’s EV Cloud platform and have been capitalized as intangible assets. Further, Allego’s research and development program may not produce successful results, and its new solutions and services or new technologies may not achieve market acceptance, create additional revenue or become profitable. Allego’s potential inability to develop the necessary software and technology systems may harm its competitive position. Allego is also relying on third-party suppliers to develop a number of emerging technologies for use in its products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Allego’s suppliers will be able to meet the technological requirements, scalability, quality, production timing, and volume requirements to support its business plan. As a result, Allego’s business plan could be significantly impacted.

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
In addition, even if Allego is not an Inverted Corporation pursuant to Section 7874 of the Code, it may be subject to unfavorable treatment as a “surrogate foreign corporation” (within the meaning of Section 7874(a)(2)(B) of the Code) under certain circumstances (a “Surrogate Foreign Corporation”). If it was determined that Allego is a Surrogate Foreign Corporation for U.S. federal income tax purposes under Section 7874 of the Code and the Treasury Regulations promulgated thereunder, dividends, if any, made by Allego would not qualify for “qualified dividend income” treatment, and U.S. affiliates of Allego, if any, could be subject to increased taxation under the Code.
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
If Allego were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes, U.S. Holders of Allego Ordinary Shares could be subject to adverse U.S. federal income tax consequences.
If Allego is treated as a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) holds Allego Ordinary Shares (regardless of whether Allego remains a PFIC for subsequent taxable years), certain adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, and interest charges on certain taxes treated as deferred, and additional reporting requirements may apply to such U.S. Holder. Under certain circumstances, certain elections may be available to U.S. Holders of Allego Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment.
PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Allego’s income and assets, including goodwill, Allego expects to take the position that it was not a PFIC for the taxable year of the Business Combination, but such position will not be free from doubt. Allego’s PFIC status for the taxable year of the Business Combination or any subsequent taxable year will not be determinable until after the end of each such taxable year, and Allego cannot assure you that it will not be a PFIC in the taxable year of the Business Combination or in any subsequent taxable year. If Allego were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of Allego Securities that would mitigate the adverse consequences of Allego’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. Allego is not representing to you, and there can be no assurance, that Allego will not be treated as a PFIC for the taxable year of the Business Combination or in any subsequent taxable year. Allego has not sought and will not seek any rulings from the IRS or any opinion from any tax advisor as to such tax treatment. U.S. Holders should consult with, and rely solely upon, their tax advisors to determine the application of the PFIC rules to them and any resultant tax consequences.
For more information about the tax considerations with respect to PFIC classification to Holders, please refer to “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.”

The issuance of additional shares in connection with financings, acquisitions, investments, our long term incentive plan, contributions from Madeleine or otherwise could dilute the ownership and voting power of shareholders.
Allego may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. If Allego chooses to raise additional financing through the issuance of Allego Ordinary Shares, such additional Allego Ordinary Shares or such other securities may be issued at a discount to the market price of Allego Ordinary Shares at the time of issuance. Furthermore, in the event of an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares, subject to certain exceptions, each shareholder will have a pro rata preemption right in proportion to the aggregate nominal value of such holder’s Ordinary Shares. These pre-emption rights may be restricted or excluded by a resolution of the General Meeting or by another corporate body designated by the General Meeting. Our Board has been authorized for a period of five years from the Closing Date to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude pre-emption rights in connection therewith. Any issuance of such securities could result in substantial dilution to Allego’s existing shareholders and cause the market price of Allego Ordinary Shares to decline.
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
Allego conducts operations, directly and through its subsidiaries, within the European Union and the United Kingdom, and Allego and its subsidiaries will therefore be subject to income taxes in such jurisdictions. Allego may also in the future become subject to income taxes in other foreign jurisdictions. Allego’s effective income tax rate could be adversely affected by a number of factors, including changes in the valuation of deferred tax assets and liabilities, changes in tax laws, changes in accounting and tax standards or practices, changes in the composition of operating income by tax jurisdictions, changes in Allego’s operating results before taxes, and the outcome of income tax audits in the jurisdictions in which it operates. Allego will regularly assess all of these matters to determine the adequacy of its tax liabilities. If any of Allego’s assessments are ultimately determined to be incorrect, Allego’s business, results of operations, or financial condition could be materially adversely affected.
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
The ability of Allego to utilize net operating loss and tax loss carryforwards and other tax attributes (including carry-forward non-deductible interest expenses under the Dutch earnings stripping rule) is conditioned upon Allego’s attaining profitability and generating taxable income. Additionally, Allego’s ability to utilize net operating loss and tax loss carryforwards to offset future taxable income may be subject to certain limitations. Allego Holding and its Dutch group entities incurred significant net losses since inception and Allego is expected to continue to incur significant losses. In this respect, the exact amounts of the tax losses of Allego Holding and its Dutch subsidiaries for the financial years 2021, 2022 and 2023 are not fully clear since the Dutch corporate income tax returns for 2021, 2022 and 2023 still have to be filed with the Dutch Tax Authorities and the Dutch Tax Authorities still have to review and approve this tax return. That said, the amount of tax losses of Allego Holding and its Dutch subsidiaries with respect to the period prior to the Business Combination has been discussed with the Dutch Tax Authorities and the Dutch Tax Authorities have confirmed that the Business Combination does not result in the application of the Dutch change in ownership rules. As a result, the tax losses incurred prior to the Business Combination and allocable to Allego Holding and its Dutch subsidiaries will remain available for set-off following the Business Combination (and the termination of the Dutch tax group as a result thereof). The Dutch Tax Authorities concurred with the methodology of allocating the tax losses to Allego Holding and its Dutch subsidiaries at the time of the Business Combination in respect of the tax losses (to be) incurred based on the filed tax returns for the financial years 2018, 2019 and 2020. For the years 2021, 2022 and 2023 a similar outcome can in principle be expected after filing the tax returns for these years. However, going forward, these tax losses will only be available for set off against taxable income actually realized by Allego Holding and its Dutch subsidiaries, in respect of tax losses incurred and allocated to Allego Holding, or its relevant Dutch subsidiary, in respect of tax losses incurred and allocated to that Dutch subsidiary.
In Note 30 regarding Taxation more specific elaboration on Allego's ability to use its tax losses available for carryforward to fully offset taxable income for Dutch tax purposes is outlined.
Allego prepares its consolidated financial statements in accordance with IFRS as issued by the IASB, which is different than the consolidated financial statements prepared in accordance with U.S. GAAP.
The SEC permits foreign private issuers to file consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board’s (“IASB”). As a foreign private issuer, Allego prepares its consolidated financial statements in accordance with IFRS as issued by the IASB. The application by Allego of different accounting standards, a change in the rules of IFRS as issued by the IASB, or in the acceptance of such rules by the SEC, could have a significant effect on Allego’s reported financial results. Additionally, U.S. GAAP is subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Public Company Accounting Oversight Board, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. IFRS are subject to change or revision by the IASB. A change in these principles or interpretations could have a significant effect on Allego’s reported financial results.
Allego faces increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.
Allego faces increased legal, accounting, administrative and other costs and expenses as a public company that it did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements increases costs and makes certain activities more time-consuming. A number of those requirements require it to carry out activities Allego has not done previously. In addition, expenses associated with SEC reporting requirements are incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if Allego's auditors identify a significant deficiency or additional material weaknesses in the internal control over financial reporting), Allego could incur additional costs to rectify those issues, and the existence of those issues could adversely affect its reputation or investor perceptions. In addition, Allego purchases director and officer liability insurance, which has substantial additional premiums. The additional reporting and other obligations imposed by these rules and regulations increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. Advocacy efforts by shareholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
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
As of December 31, 2023, Allego is required to provide management’s attestation on internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. The standards required for a public company under the Sarbanes-Oxley Act are significantly more stringent than those previously required of Allego as a privately-held company. Management has not been able to effectively implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements of the Sarbanes-Oxley Act which may subject it to adverse regulatory consequences or restatements of its consolidated financial statements and could harm investor confidence.
In connection with the preparation and audit of Allego’s consolidated financial statements, material weaknesses were identified in its internal control over financial reporting as of December 31, 2023. See “Item 15. Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.
Management identified the following material weaknesses:
•Allego did not maintain a sufficient complement of personnel with the appropriate degree of accounting knowledge, experience and training, to adequately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.
•Allego did not adequately maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries, and related party transactions. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.
•Allego did not adequately maintain controls over the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, investment in equity securities valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related party transactions.
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
Allego has begun implementing a plan to remediate these material weaknesses; however, its overall control environment is still immature and may expose it to errors, losses or fraud. These remediation measures are ongoing and include hiring additional IT, accounting and financial reporting personnel and implementing additional policies, procedures and controls. Allego currently cannot estimate when it will be able to remediate these material weaknesses and it cannot, at this time, provide an estimate of the costs it expects to incur in connection with implementing the plan to remediate these material weaknesses. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its consolidated financial statements, the consolidated financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.
Further, Allego’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal control over financial reporting until after it is no longer an “emerging growth company” as defined in the U.S. legislation Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). At such time, Allego’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect the business and operating results and could cause a decline in the trading price of Allego Ordinary Shares. In addition, even if Allego is successful in strengthening its internal controls and procedures, in the future those internal controls and procedures may not be adequate to prevent or sufficiently identify irregularities or errors or to facilitate the fair presentation of Allego’s consolidated financial statements.
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
Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure, have the potential to disrupt our business and those of our third-party suppliers and customers, and may cause us to experience higher attrition, losses and additional costs to maintain or resume operations or provide services.
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
New climate disclosure rules adopted by the SEC and further ESG-related regulation may increase Allego’s costs of compliance and adversely impact Allego’s business.
On March 21, 2022, the SEC proposed new rules relating to the disclosure of a range of climate-related risks, which were adopted on March 6, 2024 and expected to be effective for Allego as of financial year 2027; however, in April 2024, the SEC issued an order to voluntarily stay its final climate rules pending the completion of judicial review thereof by the U.S. Court of Appeals for the Eighth Circuit. Further, similar disclosure obligations have been implemented, and have been proposed, in other jurisdictions (including in the EU and the UK). Allego is currently assessing the impact of the rules, and expects to incur increased costs relating to the assessment and disclosure of climate-related risks and costs, but at this time such costs or any potential adverse impacts resulting from the rules cannot be reliably predicted. Allego may also face increased litigation risks related to disclosures made pursuant to the rules. Similar risks may also apply to Allego in relation to its obligations to comply with existing and future climate and ESG-related regulation across a number of jurisdictions.
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
We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.
We are subject to the Dutch Corporate Governance Code (“DCGC”). The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the Board and the General Meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their statutory annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with those provisions, that company would be required to give the reasons for such non-compliance. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
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
We may become subject to the Dutch large company regime which would affect our governance structure, including how the members of our board are appointed and dismissed.
We may become subject to the large company regime (structuurregime) under Dutch law if we have filed a statement with the Dutch trade register for a consecutive period of three years stating that (i) according to our balance sheet with explanatory notes, our issued share capital together with our reserves amounts to at least EUR 16 million, (ii) we, or any of our dependent companies (as defined by Dutch law), has established a Dutch works council pursuant to a statutory requirement under Dutch law and (iii) we and our dependent companies (as defined by Dutch law) together regularly employ at least 100 employees in the Netherlands. If we become subject to this large company regime, this would affect the governance structure of our company. Among other matters, our executive directors would then be appointed by our non-executive directors (instead of the general meeting) and certain nomination rights (including for our Dutch works council) would apply to the appointment of our non-executive directors. We have never filed a statement that we meet the criteria of the structure regime and do not expect to qualify under this regime for at least the next three years.
Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
We are subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us, including, among other laws and regulations, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should a court in another Member State of the European Union determine that our center of main interests (COMI) is situated in that Member State, the courts in that Member State will in principle have jurisdiction over the insolvency proceedings initiated against us and the insolvency laws of that Member State will in principle apply to us, in accordance with and subject to such the aforementioned Regulation and the rules promulgated thereunder. Insolvency laws in the Netherlands or the relevant other Member State of the European Union, as applicable, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation or restructuring under U.S. insolvency laws.
If we are unable for any reason to meet the continued listing requirements of the NYSE, such action or inaction could result in a delisting of our securities.
On March 14, 2024, we were notified by the NYSE that we were not in compliance with Section 802.01C of the NYSE Listed Company Manual because the average closing price of our Ordinary Shares was less than $1.00 over a consecutive 30 trading-day period. The notice had no immediate impact on the listing of our Ordinary Shares, which continued to be listed and traded on the NYSE during the period allowed to regain compliance, subject to our compliance with other listing standards. On May 1, 2024, the NYSE notified us that we had regained compliance based on a calculation of the Company’s average closing share price for the 30 trading days ended April 30, 2024, which reflected an average closing share price above the NYSE’s $1.00 minimum requirement. While we were able to bring the Company back in compliance with the NYSE listing requirements within the six-month window for recompliance, it is possible that this may occur again and we will not be able to bring the Company back in compliance within such window or at all.
If we cannot remain in compliance with the NYSE listing requirements, or cannot regain compliance after becoming non-compliant in the future, our Ordinary Shares will be delisted from the NYSE. For example, our Ordinary Shares could also be delisted if (i) our average market capitalization over a consecutive 30 trading-day period is less than $15 million or (ii) our Ordinary Shares trade at an “abnormally low” price. Additionally, the NYSE considers a listed company to be out of compliance with its continued listing standards if the company’s average global market capitalization over a 30 consecutive trading-day period is less than $50.0 million and, at the same time, the company’s shareholders’ equity is less than $50.0 million. In the event of a delisting, actions taken by us to restore compliance with listing requirements may not allow our securities to become listed again, stabilize the market price or improve the liquidity of our securities, prevent such securities from dropping below any minimum bid price requirement or prevent future non-compliance with the NYSE listing requirements.
The delisting of our Ordinary Shares from the NYSE will likely make it more difficult for us to raise capital on favorable terms in the future. Such a delisting would likely have a negative effect on the price of our securities and would impair your ability to sell or purchase our securities when you wish to do so.
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
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year (i) following the fifth anniversary of the effectiveness of the Form F-4, (ii) in which we have total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time) or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our Allego Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (b) the date on which we have issued more than $1 billion in non-convertible debt during the prior three year period.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
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
In particular, as a result of different initiatives undertaken by the Organization for Economic Co-operation and Development (the “OECD”), Global Anti-Base Erosion Model Rules (the "GloBE Rules"), also known as Pillar Two, were published. The GloBE Rules aim to impose a global minimum tax of 15% on multinational enterprises with a revenue in excess of €750 million. The OECD Pillar Two agreement has been joined by over 140 countries, and many countries have initiated domestic legislative procedures to enact these global minimum tax rules, including the United Kingdom.
Furthermore, on December 15, 2022, the Council of the European Union formally adopted the EU Pillar Two Directive. The EU Pillar II Directive aims at consistently implementing among all 27 member states the GloBE Rules. EU Member States have transposed the EU Pillar Two Directive into their national laws and will have to apply the Pillar Two measures in respect of the fiscal years beginning on or after December 31, 2023. The Netherlands have transposed the EU Pillar Two Directive into its national legislation with effect from December 31, 2023, pursuant to the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024).
Depending on each country’s final enactment, these rules may apply to and adversely affect Allego. The GloBE Rules will only become relevant when Allego reaches an annual turnover of at least €750 million. Allego does not yet meet this revenue threshold but should this threshold be reduced, or Allego’s revenue increases, then the application of Pillar Two could have a material adverse effect on Allego’s business, financial position and results of operations.
It may be difficult to enforce U.S. judgments against us.
We are organized and existing under the laws of the Netherlands. As such, under Dutch private international law, the rights and obligations of our shareholders vis-à-vis the Company originating from Dutch corporate law and our articles of association, as well as the civil liability of our officers (functionarissen) (including our directors and executive officers) are governed in certain respects by the laws of the Netherlands.
We are not a resident of the United States and our officers may also not all be residents of the United States. As a result, depending on the subject matter of the action brought against us and/or our officers, United States courts may not have jurisdiction. If a Dutch court has jurisdiction with respect to such action, that court will apply Dutch procedural law and Dutch private international law to determine the law applicable to that action. Depending on the subject matter of the relevant action, a competent Dutch court may apply another law than the laws of the United States.

Also, service of process against non-residents of the United States can in principle (absent, for example, a valid choice of domicile) not be effected in the United States.
Furthermore, substantially all of our assets are located outside the United States. On the date of this Annual Report, (i) there is no treaty in force between the United States and the Netherlands for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters and (ii) both the Hague Convention on Choice of Court Agreements (2005) and the Hague Judgments Convention (2019) have entered into force for the Netherlands, but have not entered into force for the United States. Consequently, a judgment rendered by a court in the United States will not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to that United States judgment if (i) the jurisdiction of the United States court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the United States court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such United States judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the United States court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a United States judgment is given binding effect, a claim based thereon may, however, still be rejected if the United States judgment is not or no longer formally enforceable. Moreover, if the United States judgment is not final (for instance when appeal is possible or pending) a competent Dutch court may postpone recognition until the United States judgment will have become final, refuse recognition under the understanding that recognition can be asked again once the United States judgment will have become final, or impose as a condition for recognition that security is posted.
A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against us or our officers.
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
B.Business Overview
Allego operates one of the largest pan-European electric vehicle EV public charging networks and is a provider of high value-add EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. As of December 31, 2023, Allego owns or operates more than 35,000 charging ports across 16,402 public and private locations, spanning activities in 16 countries, representing an increase of more than 2,000 charging ports since December 31, 2022. In addition, it provides a wide variety of EV-related services including site design and technical layout, authorization and billing, and operations and maintenance to more than 497 customers that include fleets and corporations, charging hosts, OEMs, and municipalities.
Founded in 2013, Allego is a leading EV charging company in Europe with its first fast charger becoming operational soon after founding and deploying Europe’s first ultra-fast charging station in 2017. From its inception, Allego has focused on EV charging solutions that can be accessed by the highest number of vehicles, regardless of vehicle type or OEM, thus allowing it to grow in a vehicle-agnostic manner. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which at the time provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with 100% certified renewable energy in addition to charging solutions for business customers, including leading retail and auto brands.
Allego’s proprietary suite of software, developed to help identify and assess locations and provide uptime optimization with payment solutions, underpins Allego’s competitive advantage. AllamoTM allows Allego to select premium charging sites to add to its network by analyzing traffic statistics and proprietary databases to forecast EV charging demand using over 100 factors, including local EV density, driving behavior and EV technology development. These features make AllamoTM a predictive, cutting-edge tool to optimize those locations that are best positioned for higher utilization rates.
Despite the recent slowdown in EV sales in Europe, we believe the prospects for European EV market growth remain solid. Allego believes its business is set to expand quickly with the growth of transportation electrification and that its growth could potentially exceed the industry-wide anticipated four-times growth of the number of EVs from 2022 to 2026, according to a report entitled “Electric Vehicle Outlook 2023” by BloombergNEF (“BNEF Report”), a strategic research provider covering global commodity markets and disruptive technologies. The European EV market is larger and growing faster than the U.S. market, according to Allego’s estimates, due to European market attributes that generally favor fast charging, including more stringent regulatory regimes, high urbanization rates, a scarcity of in-home parking in dense cities and significant interurban traffic. The shift from traditional ICE cars to EVs has occurred more rapidly in Europe than expected, particularly in light of governmental regulations such as the total ban of ICE cars in large cities such as London as soon as 2030 and the restrictions on ICE sales in some countries, including the United Kingdom. The BNEF Report projects that the investment in EV charging in Europe for commercial and public charging will require more than $2.1 trillion between 2023 and 2030 and more than an additional $9.9 billion between 2030 and 2040.
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
Owned fast and ultra-fast charging network
Allego’s primary business focus going forward is in building, owning and operating ultra-fast and fast EV charging sites. Allego is the operator of one of the largest pan-European public EV charging networks. We use our proprietary AllamoTM software to identify premium charging sites and forecast demand using external traffic statistics. These sites generally are situated in high-density urban or suburban locations, and we believe that AllamoTM has been instrumental in securing a strong pipeline of premium sites. Allego’s proprietary software also supports compatibility and an optimized user experience for all EV drivers. The Allego EVCloudTM further provides software solutions for EV charging owners, including charging authorization and billing, smart charging and load balancing, analysis and customer support. This service offering is integral to fleet operators’ operations and enables Allego to provide insightful data and analytics to the customer, in addition to driving increased margins through third-party service contracts and operational and maintenance margin. Allego’s charging sites are vehicle-agnostic, and therefore can charge vehicles without limitations on OEM or user groups. Allego has one of the biggest ultra-fast charging networks in Europe, with 543 fast and 1542 ultra-fast charging ports as of December 31, 2023, and intends to accelerate its growth in this business segment.
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
Revenue Streams
Allego generates its revenues through the sale of charging sessions on its charging points to EV drivers and through the service and sales contracts Allego has with its B2B customers (corporate customers and municipalities). For more information, see also Note 5 (Segmentation – Revenue from major customers) and Note 5 (Segmentation – Revenue from external customers) to the consolidated financial statements included elsewhere in this Annual Report.
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
Sale of charging equipment
The Group enters into agreements with customers for the sale of charging equipment. These contracts are development contracts with customers under which the Group purchases and installs charging equipment at the relevant locations. The

Group has determined that the sale and installation of the equipment constitute two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight-forward and these installation services can be provided by other suppliers as well.
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
•Revenue from installation services. Installation services are provided as part of the development contract described above under “Sale of charging equipment” as well as to corporate customers where charging equipment needs to be installed.
•Revenue from operation and maintenance of charging equipment. These services include the deployment of Allego’s cloud-based platform EVCloudTM to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off development cost but generate long-term revenues. Depending on the requirements, Allego can organize the supply of home charging and installation for specific customers as an operation and maintenance contract (e.g. large depots) and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points managed by Allego’s platform in order to maximize synergies with its existing technologies.
The revenue streams described above complement each other: the service activities make the most of the development of Allego network and use the synergies of their technologies while being responsive to customer trends.
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
Our Platform
The Allego go-to-market strategy uses its proprietary platform that facilitates the various steps of development and sales. Site selection, business plan computation, orders, installation, commissioning, maintenance, monitoring and payments are managed through the EVCloudTM and AllamoTM platforms which promote efficiency and continuously decrease operational costs. Allego continuously invests in the EVCloudTM platform for maintenance and to develop new functionalities. It is essential to have a scalable platform that can handle tens of thousands of transactions simultaneously and manage distributed assets on a large scale with thousands of sites remotely.
Energy Supply
Allego has extensive knowledge of the electricity supply in its markets. Its sourcing is from green renewable energy supported by green certificates. Allego can source its electricity on a long-term basis with renewable assets in order to hedge price increases and can pass-through increases in electricity prices in the charging sessions of the Allego network. In addition, Allego has developed its own capacity to operate directly on the electricity market as a wholesale buyer if needed in order to minimize the cost of its sourcing and to have long-term direct relationships with renewable assets such as wind or solar farms. Furthermore, Allego has developed smart charging capacity in order to cope with grid capacity constraints and avoid any overload of the grid. Allego is also developing solutions in order to offer ancillary services to grid operators through its charging points, making it one of the first EV company to propose such services. The anticipated costs associated with providing these ancillary services have been included in the budget for the development of Allego’s platform and do not represent additional costs. Management anticipates that these ancillary services will be offered to grid operators in the near future.
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
For the year ended December 31, 2023, Allego had no major electricity vendor that represented 10% or more of total purchases.
Public Policy
Allego has been at the forefront of the development of EVs in Europe. Allego is one of the founders of Charge Up Europe, the EV charging business organization that promotes EV infrastructure in Europe. Allego promotes:
•Policies related to CO2 reduction
•Openness: standard and interoperability
•Free access to the grid in order to streamline grid connectivity
Growth Strategies
Allego considers itself a market leader in fast and ultra-fast charging in terms of sites in the major European markets including Belgium, Denmark, France, Germany, Hungary, Luxembourg, the Netherlands, Norway, Switzerland, Portugal, Sweden and the United Kingdom, making it a leading EV public charging provider in Europe.
Allego’s growth strategy consists of:
•Increasing its leadership in fast and ultra-fast charging by investing in its owned public charging points network, which is the largest segment of Allego’s services.
•Developing its services business to complement its public charging points network. The objective is twofold, triggering more traffic on the Allego network and securing long-term relationships with B2B customers.
•Offering new functionalities to EV drivers that use the Allego network or its services with enhanced features of Allego’s software platform.

Government Regulation and Incentives
Regulations related to EV policy and building and grid connection permits differ at the European, national, and regional levels and, as a result, compliance with such varying regulations can cause installation delays or cost discrepancies between jurisdictions. In the jurisdictions in which Allego operates, two primary permits are required. One permit is required in order to connect to the distribution grid operator and the other permit is required in order to install charging stations.
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
Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2023, Allego’s research and development team consisted of more than 8 full time employees.
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

Suppliers and Service Providers
Allego relies on third-party vendors for design, manufacturing and testing of EV charging equipment. Currently, equipment is unique to each supplier with respect to components, firmware, after-market maintenance and warranty services. Equipment and services are sourced from different vendors for each category of charging solutions: AC (slow charging), DC (fast charging) and HPC (ultra-fast charging). For the year ended December 31, 2023, Allego had one major equipment vendor that represented approximately 17% of total purchases.
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
Facilities
Allego’s headquarters is located in Arnhem, Netherlands where it currently leases approximately 3,350 square meters of office space under a lease that expires in March 2035. This current primary space is sufficient to meet Allego’s needs for the foreseeable future. Allego also maintains rented facilities in Belgium, Germany, Sweden, Austria, France and Denmark; and sales offices in England and Poland. See also Note 17 (Leases) of the consolidated financial statements included elsewhere in this Annual Report.
Employees
Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2023, Allego had 243 employees, 190 of whom were regular full-time and 52 of whom were engaged on a part-time basis. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.
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

C.Organizational Structure
(1) See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below for more information.
(2) Includes PIPE and other public investors.
(3) See also Exhibit 8.1 to this Annual Report for a list of our subsidiaries.
D.Property, Plants and Equipment
See “Item 4. Information on the Company—B. Business Overview—Facilities” above.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis provides information which Allego’s management believes is relevant to an assessment and understanding of Allego’s consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with Allego’s consolidated financial statements as of December 31, 2023 and December 31, 2022, and for the years ended December 31, 2023, December 31, 2022 and December 31, 2021, and related notes thereto, included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause Allego’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and in other parts of this Annual Report.
A.Operating Results
Overview
Founded in 2013, Allego is a leading EV charging company in Europe and has deployed, as of December 31, 2023, over 35,000 charging ports across 16,402 public and private locations, spanning activities in 16 European countries, representing an increase of more than 2,000 charging ports since December 31, 2022.

Allego continues to benefit from a European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market, and Allego estimates that the European EV market will have a 35% CAGR from 2023 to 2027. Based on this projection, the number of EVs in Europe is expected to grow to nearly 22 million by 2026, as compared to 7 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are preferred by EV drivers and fleets operators.
Additionally, stringent European CO2 regulations for ICE and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust pipeline of over 1,525 premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, and an additional pipeline of more than 1,000 sites being currently negotiated, Allego believes it is well-positioned to execute its growth objectives.
Key Factors Affecting Operating Results
Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Item 3. Key Information—D. Risk Factors” of this Annual Report.
Growth of EV adoption
Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial full battery EVs, which it believes drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance, diverse offers from OEMs and price; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles as a new technology. The uncertainty of the current geopolitical situation in Europe, including the military conflict between Russia and Ukraine, and more recently the conflict between Israel and Hamas, and the volatility in oil supply could drive this demand further. The current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles. If the market for EVs does not develop as expected or if there is any slowdown or delay in overall EV adoption rates, Allego’s ability to increase revenue and grow its business may be impacted.
EV driver’s usage patterns
Allego’s revenues are subject to the driving and charging behaviors of EV users. The EV charging market is still developing and current behavioral patterns may not be representative of future behaviors. Key behavioral shifts may include but are not limited to: annual vehicle miles traveled, preferences for urban, suburban or exurban locations, preferences for public or private fast charging, preferences for home or workplace charging, demand from rideshare or urban delivery services, and the emergence of autonomous vehicles, micro mobility and mobility as-a-service platforms requiring EV charging services.
Competition
The EV charging market has become significantly more competitive in recent years. The principal factors on which industry participants compete include charger count, locations and accessibility; location visibility, including on digital platforms; charger connectivity to EVs and ability to charge all standards; speed of charging relative to expected vehicle dwell times at the location; network reliability, scale and local density; software-enabled services offering and overall customer experience; operator brand, track record and reputation; and pricing. Existing competitors may expand their product offerings and sales strategies and new competitors can enter the market at least locally. Allego intends to maintain its market share over time relative to the overall growth of EV adoption. If Allego’s market share decreases due to increased competition, its revenue and ability to generate profits in the future may be impacted.

Technology risks
The EV charging market is a fast-developing market that is susceptible to technology changes with changing technology from OEMs. Allego relies on numerous internally developed software technologies (EV CloudTM, SmoovTM and AllamoTM) to operate its network and generate earnings. The ability of Allego to continue to integrate its technology stack with technological advances in the wider EV ecosystem including EV model characteristics, charging standards, charging hardware, software and battery chemistries will determine Allego’s sustained competitiveness in offering charging services. There is a risk that some or all of the components of the EV technology ecosystem become obsolete and Allego will be required to make significant investment to continue effective business operations. Allego’s management believes their business model is well-positioned to enable Allego to effectively operate and allow the business to retain its leading market position regardless of long-term technological shifts.
Supply risks
Macro-economic factors regarding the supply side of EV charging equipment or components could negatively influence revenues of Allego. The fast-growing demand in EV driving places an equally high demand on the supply side, which may cause bottlenecks. If Allego experiences problems to meet the increasing demands of charging equipment due to these supply bottlenecks its revenue growth could be negatively impacted with delays of operations.
Energy cost
The results for the year ended December 31, 2022 were heavily influenced by the increase in energy costs in the first half of 2022. In response, Allego increased charging prices during the second half of 2022 and entered into power purchase agreements ("PPAs") to mitigate the future negative impact of increased energy costs. During 2023, Allego entered into more PPAs. This strategy allows the Group to benefit from the secured energy sourced from renewable PPAs in main markets and to minimize the impact of energy price volatility on the cost base. Overall, the average cost of energy per kWh during the year ended December 31, 2023 decreased by 26% compared to the year ended December 31, 2022.
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
Management also reviews utilization rates (for the ultra-fast chargers), which are defined as the number of charging sessions per charger per day divided by a maximum number of charging sessions per charger per day of 50. Allego uses utilization rates to track profitability of the applicable charge point, to make comparisons to its business plan, and also to evaluate when it may want to consider adding charge poles to a given site to avoid increased wait times. It is computed on ultra-fast chargers because it is the main focus of Allego's own network development since 2022. Gathering information on utilization rates may also enable Allego to improve its forecasting abilities in the future.
Allego believes these measures assist its investors in gaining a meaningful understanding of its performance. Because not all companies use identical calculations or definitions, Allego’s presentation of these key performance indicators, including non-IFRS measures, may not be comparable to other similarly titled measures of other companies.
Utilization Rate
The following table represents the utilization rate for ultra-fast chargers of Allego’s charging network for the years ended December 31, 2023, 2022 and 2021.

	For the year ended December 31,
	2023	2022	2021
Utilization rate ultra-fast chargers[1]	13.05%	10.40%	5.90%
1 In prior periods, Allego disclosed the overall utilization rate (which includes slow, fast and ultra-fast chargers). Since 2022, management focuses on the utilization rates for ultra-fast chargers in line with Allego's business strategy. Therefore management considers it to be more relevant to disclose the utilization rate for ultra-fast chargers as of December 31, 2023 and the comparative periods presented.

During the year ended December 31, 2023, the utilization rate for ultra-fast chargers increased as compared to the same period ended December 31, 2022, due to an increase in the number of ultra-fast charging ports as well as an increase in the number of charging sessions.
Key Components of Results of Operations
Revenue
Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego. Allego also supplies electricity to owners and drivers of electric vehicles, which use a charge card issued by an MSP, credit card, or direct payment through SmoovTM to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.
In addition, Allego generates revenues from operation and maintenance of charging equipment, as well as from consulting services.
Cost of sales
Cost of sales represents the electricity cost for the charging revenues which is billed to Allego by utility companies or directly by the markets and renewable assets connected to Allego balancing perimeters. Cost of sales related to development contracts consist of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the operations and maintenance contracts mainly consists of the third-party service cost. Cost of sales also includes charging points depreciation, impairment and reversal of impairment, land permit depreciation, and EV-Cloud platform amortization.
Gross profit and gross margin
Gross profit is revenue less cost of sales. Gross margin is gross profit (loss) as a percentage of revenue.
Other income/(expenses)
Other income/(expenses) consists of government grants, income from the sale of CO2 tickets issued by government (linked to CO2 emission offsets, for example hernieuwbare brandstofeenheden in the Netherlands ("HBE certificates"), the net gain or loss on the disposal of property, plant and equipment, sublease rental income, fair value gains/(losses) on derivatives (power purchase agreements), fair value gains/(losses) on derivatives (purchase options), fair value gains/(losses) on preference shares derivatives, net gain or loss on sale of preference share derivatives and other items. Government grants are related to the development of the EV charging infrastructure networks in the EU and represent the reimbursement of incurred expenses. HBE certificates are issued by a Dutch government agency and are part of a program to stimulate the use of energy efficient and clean transportation. In Germany and in France, a similar scheme is in place. Allego is periodically granted a certificate based on the number of kWh of green energy that has been sold to customers. Allego sells such certificates to companies that are required to offset their use of non-green energy through a brokerage. Other items primarily include reimbursements that the Group has received from one of its suppliers for chargers.
Selling and distribution expenses
Selling and distribution expenses relate to Allego’s sales function and mainly comprise employee benefits, amortization of customer relationships, depreciation charges, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses.
General and administrative expenses
General and administrative expenses relate to Allego’s support functions and mainly comprise employee benefits, depreciation and amortization charges, IT costs, housing and facility costs, travelling costs, fees incurred from third parties, share-based payment expenses, and other general and administrative expenses.

Operating loss
Operating loss consists of Allego’s gross profit plus other income/(expenses), less selling and distribution expenses and general and administrative expenses.
Finance income/(costs)
Finance income/(costs) primarily consist of interest expenses, exchange differences, loss on debt modifications and extinguishments, fair value gains and losses on derivatives, and fair value gains and losses on warrant liabilities.
Income tax
Income tax represents the expected tax payable or recoverable on the taxable profit or loss for the period, using tax rates enacted for the period.
Loss for the year
Loss for the year consists of Allego’s operating loss plus its finance income/(costs) less income tax.
Results of Operations
2023 versus 2022
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2023 and 2022:

	For the year ended December 31,		Change	Change
(in € million)	2023	2022	€	%
Revenue	145.5	133.9	11.6	9%
Cost of sales	(109.3)	(126.7)	17.4	(14%)
Gross profit	36.2	7.2	29.0	403%
Other income/(expenses)	(6.6)	3.7	(10.3)	(278%)
Selling and distribution expenses	(2.6)	(2.6)	—	—%
General and administrative expenses	(99.0)	(323.4)	224.4	(69%)
Operating loss	(72.0)	(315.0)	243.0	(77%)
Finance income/(costs)	(37.8)	10.3	(48.1)	(467%)
Loss before income tax	(109.8)	(304.7)	194.9	(64%)
Income tax	(0.5)	(0.6)	0.1	(17%)
Loss for the year	(110.3)	(305.3)	195.0	(64%)
The revenue numbers are further broken down below:

	For the year ended December 31,		Change	Change
(in € million)	2023	2022	€	%
Type of goods or service
Charging sessions	103.3	65.3	38.0	58%
Service revenue from the sale of charging equipment	10.3	33.6	(23.3)	(69%)
Service revenue from installation services	20.4	28.6	(8.2)	(29%)
Service revenue from operation and maintenance of charging equipment	5.4	3.2	2.2	69%
Service revenue from consulting services	6.1	3.1	3.0	97%
Total revenue from external customers	145.5	133.9	11.6	9%
Revenue
Revenue for the year ended December 31, 2023 increased by €11.6 million, or 9%, compared to the year ended December 31, 2022. The drivers of the changes are further described below:

Charging revenue

(in € million)	2023
Total charging revenue for the year ended December 31, 2022	65.3
Increase related to increase in energy sold	21.9
Increase related to increase of charging prices	16.1
Total charging revenue for the year ended December 31, 2023	103.3
Charging sessions revenue for the year ended December 31, 2023 increased by €38.0 million, or 58%, to €103.3 million compared to €65.3 million for the year ended December 31, 2022.
During the year ended December 31, 2023, charging revenue increased by €21.9 million year-over-year as a result of an increase in energy sold. This was driven by charging sessions at both new and existing chargers. The total energy sold increased by 33%, from 155 GWh for the year ended December 31, 2022 to 206 GWh for the year ended December 31, 2023, due to an increase in EV usage from a growing number of new cars with extended battery capacity being sold during the year, and an increased installed base of charging ports. As at December 31, 2023 compared to December 31, 2022, the Company had a 106% increase in number of owned ultra-fast charging ports. The increase in energy sold was additionally driven by an increase of 19% in the number of charging sessions and a 12% increase in the utilization of the chargers year-over-year.
Finally, an increase of €16.1 million in revenue for the year ended December 31, 2023, was due to an increase in average charging price per kWh of 18% year-over-year. The average charging price per kWh increased from €0.4 in 2022 to €0.5 in 2023, mainly driven by higher charging tariffs on ultra-fast and fast chargers compared to slow chargers.
As at December 31, 2023, Allego owned and operated charging stations predominantly in the Netherlands, Belgium, and Germany.
Service revenue

(in € million)	2023
Total service revenue for the year ended December 31, 2022	68.5
Decrease related to sale of charging equipment	(23.3)
Decrease in installation services	(8.2)
Increase in operation and maintenance of charging equipment	2.2
Increase in consulting services	3.0
Total service revenue for the year ended December 31, 2023	42.2
Overall service revenue for the year ended December 31, 2023 decreased by €26.3 million, or 38%, to €42.2 million compared to €68.5 million for the year ended December 31, 2022.
Service revenue from the sale of charging equipment decreased by €23.3 million, or 69%, to €10.3 million for the year ended December 31, 2023 compared to €33.6 million for the year ended December 31, 2022. Service revenue from installation services decreased by €8.2 million, or 29%, to €20.4 million for the year ended December 31, 2023 compared to €28.6 million for the year ended December 31, 2022. Service revenue from operation and maintenance of charging equipment increased by €2.2 million, or 69%, to €5.4 million for the year ended December 31, 2023 compared to €3.2 million for the year ended December 31, 2022. Revenue from consulting services increased by €3.0 million or 97%, to €6.1 million for the year ended December 31, 2023 compared to €3.1 million for the year ended December 31, 2022.
The decrease in service revenue from the sale of charging equipment and installation services for the year ended December 31, 2023 was primarily due to an anticipated decrease in revenues from the project with EV Cars (formerly project Carrefour). As the majority of the project was developed last year, the project slowed down compared to the year ended December 31, 2022, which resulted in a significant decrease of €39.0 million. This was partially compensated by an increase in service revenue from the sale of charging equipment to Mercedes Benz of €8.7 million. The acquisition of Mega-E in March 2022 has also contributed to the decrease in service revenue by €1.7 million in 2023 as Mega-E is consolidated by the Group since April 2022. Moreover, there was a decrease in service revenue on other projects, such as LeasePlan (a decrease of €1.7 million) and Nissan (a decrease of €0.3 million). This was offset by an increase in service revenue of €1.9 million arising from a collaboration with the Dutch National Post service and an increase of other projects for €0.6 million.

The increase in service revenue from operation and maintenance of charging equipment was mainly driven by the roll out of the EV Cars project for €2.6 million, offset by the decrease of service revenue on other projects for €0.4 million.
The increase in revenue from consulting services of €3.0 million for the year ended December 31, 2023 was driven by the recognition of twelve months revenue in 2023 as opposed to approximately seven months in 2022 in the Group's consolidated statement of profit or loss due to the acquisition of Modélisation, Mesures et Applications S.A. ("MOMA") being finalized at the beginning of June 2022.
Cost of sales
The cost of sales numbers are further specified below:

	For the year ended December 31,		Change	Change
(in € million)	2023	2022	€	%
Cost of sales - charging sessions	(81.4)	(77.8)	(3.7)	5%
Cost of sales - sale of charging equipment	(8.8)	(28.1)	19.3	(69%)
Cost of sales - installation services	(17.4)	(20.2)	2.8	(14%)
Cost of sales - operation and maintenance of charging equipment	(1.6)	(0.6)	(1.0)	167%
Total cost of sales	(109.3)	(126.7)	17.4	(14%)
Cost of sales for the year ended December 31, 2023 decreased by €17.4 million, or 14%, to €109.3 million compared to €126.7 million for the year ended December 31, 2022.
Cost of sales - Charging sessions

(in € million)	2023
Total cost of sales charging sessions for the year ended December 31, 2022	(77.8)
Increase related to more energy sold	(19.2)
Decrease related to lower energy prices	20.2
Increase related to depreciation	(4.6)
Total cost of sales charging sessions for the year ended December 31, 2023	(81.4)
During the year ended December 31, 2023, the increase in cost of sales for charging sessions was substantially driven by an increase in energy sold, resulting from the sale of an additional 51 GWh of energy, when compared to the year ended December 31, 2022. During the year ended December 31, 2023, maintenance costs also increased by 8%, when compared to the same period in 2022. Moreover, the continued growth of Allego's portfolio of chargers resulted in a larger installed base of chargers, driving depreciation expense up by 23% year-over-year for the year ended December 31, 2023. However, the increase was partially offset by the lower energy prices. On average, the costs of energy / kWh decreased by 26% during the year ended December 31, 2023 compared to the same period during 2022.
Cost of sales - Service

(in € million)	2023
Total cost of sales - service for the year ended December 31, 2022	(48.9)
Decrease related to sale of charging equipment	19.3
Decrease related to installation services	2.8
Increase related to operation and maintenance of charging equipment	(1.0)
Total cost of sales - service for the year ended December 31, 2023	(27.8)
The decrease in cost of sales for services for the year ended December 31, 2023, was primarily driven by the decrease of €24.5 million and €9.8 million in relation to the EV Cars project and the acquisition of Mega-E, respectively. However, this was partially offset by an increase of €6.0 million in relation to the Mercedes Benz project.

Gross profit and gross margin
Gross profit for the year ended December 31, 2023 increased by €29.0 million, or 403%, to €36.2 million compared to €7.2 million for the year ended December 31, 2022. The gross margin for the year ended December 31, 2023 increased to 25% compared to 5% for the year ended December 31, 2022. This was driven primarily by higher prices charged to customers and the decrease in energy prices compared to 2022. The decrease in margin on service revenue was due to the lower revenue on several projects as discussed above.
Other income/(expenses)
Other income/(expenses) for the year ended December 31, 2023 decreased by €10.3 million, or 278%, to an expense of €6.6 million compared to an income of €3.7 million for the year ended December 31, 2022. The decrease in other income/(expenses) is due to the following factors:

(in € million)	2023
Other income/(expenses) for the year ended December 31, 2022	3.7
Decrease in fair value gain on purchase option derivatives	(4.0)
Decrease in fair value losses on pref. shares derivatives	0.1
Increase in fair value losses on derivatives (PPAs)	(7.4)
Decrease in income generated from the sale of CO2 tickets	(3.3)
Increase in loss on disposal of property, plant and equipment	4.6
Increase in government grants	0.4
Decrease in income from other items	(0.7)
Other income/(expenses) for the year ended December 31, 2023	(6.6)
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2023 amounted to €2.6 million, remaining relatively constant when compared to €2.6 million for the year ended December 31, 2022.
General and administrative expenses
General and administrative expenses for the year ended December 31, 2023 decreased by €224.4 million, or 69%, to €99.0 million compared to €323.4 million for the year ended December 31, 2022. The change in general and administrative expenses is due to the following factors:

(in € million)	2023
General and administrative expenses for the year ended December 31, 2022	(323.4)
Decrease in employee benefit expenses	22.2
Decrease in legal, accounting and consulting fees	41.0
Decrease in share-based payment expenses - SPAC	158.7
Increase in depreciation and amortization expenses	(0.5)
Increase in IT costs	(0.7)
Decrease in insurance costs	2.9
Increase in other costs	0.8
General and administrative expenses for the year ended December 31, 2023	(99.0)
The decrease in general and administrative expenses for the year ended December 31, 2023 is primarily due to share-based payment expenses incurred in the year ended December 31, 2022 in relation to the Business Combination of €158.7 million that were not incurred during the year December 31, 2023. These expenses represent costs of service related to the stock exchange listing for Allego's ordinary shares, immediately following the Business Combination. In addition, there was a substantial decrease in legal, accounting and consulting fees (2023: €32.9 million, 2022: €73.9 million), as well as a decrease in employee benefit expenses (2023: €42.8 million, 2022: €65.1 million). This is mainly the result of a reduction in share-based payment expenses following the completion of the first share-based payment arrangement with E8 Partenaires, a French société par actions simplifée ("E8 Investor") in connection with the completion of the Business Combination (2023: €10.1 million, 2022: €85.0 million). In addition, there was a decrease of share-based payment expenses related to the Management Incentive Plan (2023: €6.2 million, 2022: €14.4 million). However, this was partially offset by share-based payment expenses incurred in relation to the Long-term Incentive Plan (2023: €4.8 million, 2022: € nil). The share-based payments items described above are all non-cash movements.
Operating Loss
Operating loss for the year ended December 31, 2023 decreased by €243.0 million, or 77%, to €72.0 million compared to €315.0 million for the year ended December 31, 2022. The decreased operating loss is mostly due to the increase in gross profit and lower share-based payment expenses, partially offset by other expenses compared to other income in the previous period.
Finance income/(costs)

(in € million)	2023
Finance income/(costs) for the year ended December 31, 2022	10.3
Increase in finance costs on borrowings	(4.9)
Change in fair value gains/losses on derivatives	(11.0)
Change in fair value gains/losses on warrant liabilities	(33.4)
Decrease in other finance income and costs	1.2
Finance income/(costs) for the year ended December 31, 2023	(37.8)
Finance income/(costs) for the year ended December 31, 2023 decreased by €48.1 million, or 467%, to €37.8 million costs compared to €10.3 million income for the year ended December 31, 2022. The change in finance income/(costs) is due to fair value movements on derivatives and warrant liabilities, as well as increased interest expenses on the renewed facility.
Loss before income tax
Loss before income tax for the year ended December 31, 2023 decreased by €194.9 million, or 64%, to €109.8 million compared to €304.7 million for the year ended December 31, 2022. The increase in gross profit and reduction in general and other administrative expenses have been partially offset by increased finance costs and increased other expenses. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination and the decreased share-based payment expenses related to the Management Incentive Plan, which were partially offset by the share-based payment expenses related to the Long-term Incentive Plan. Finance costs, as opposed to finance income in 2022, were generated due to fair value loss on derivatives and warrant liabilities, as well as the increased finance costs incurred as a result of the refinanced debt facility.
Income tax

(in € million)	2023
Income tax for the year ended December 31, 2022	(0.6)
Decrease in current tax expense	0.2
Reversal of temporary differences and tax losses	(5.3)
Recognition of deferred tax assets	5.2
Income tax for the year ended December 31, 2023	(0.5)
Income tax expense for the year ended December 31, 2023 decreased by €0.1 million or 17% to €0.5 million compared to €0.6 million for the year ended December 31, 2022. The decrease in income tax expense is mainly due to the reversal of temporary difference and tax losses of €5.3 million which has been offset by a recognition of deferred tax assets of €5.2 million and a decrease in current tax expense of €0.2 million. The decrease in current tax expense is mainly explained by a tax credit for subsidized research and development obtained by MOMA of €0.4 million during the year ended December 31, 2023
Loss for the year
Loss for the year ended December 31, 2023 decreased by €195.0 million, or 64%, to €110.3 million compared to €305.3 million for the year ended December 31, 2022. This is mainly due to the increase in gross profit and reduction in general and other administrative expenses, which has been partially offset by increased finance costs and increased other expenses, as explained in "Loss before income tax" paragraph above.

2022 versus 2021
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2022 and 2021:

	For the year ended December 31,		Change	Change
(in € million)	2022	2021	€	%
Revenue	133.9	86.3	47.6	55%
Cost of sales	(126.7)	(69.3)	(57.4)	83%
Gross profit	7.2	17.0	(9.8)	(57%)
Other income/(expenses)	3.7	10.9	(7.1)	(66%)
Selling and distribution expenses	(2.6)	(2.5)	(0.1)	5%
General and administrative expenses	(323.4)	(329.3)	5.9	(2%)
Operating loss	(315.0)	(303.9)	(11.1)	4%
Finance income/(costs)	10.3	(15.4)	25.7	(167%)
Loss before income tax	(304.7)	(319.3)	14.7	(5%)
Income tax	(0.6)	(0.4)	(0.2)	81%
Loss for the year	(305.3)	(319.7)	14.4	(5%)
The revenue numbers are further specified below:

	For the year ended December 31,		Change	Change
(in € million)	2022	2021	€	%
Type of goods or service
Charging sessions	65.3	26.1	39.2	150%
Service revenue from the sale of charging equipment	33.6	37.3	(3.7)	(10%)
Service revenue from installation services	28.6	19.5	9.1	47%
Service revenue from operation and maintenance of charging equipment	3.2	3.4	(0.2)	(5%)
Service revenue from consulting services	3.1	—	3.1	100%
Total revenue from external customers	133.9	86.3	47.6	55%
Revenue
Revenue was €133.9 million for the year ended December 31, 2022 compared to €86.3 million for the year ended December 31, 2021. Revenue increased with €47.6 million, or 55% as further described below:
Charging revenue

(in € million)	2022
Total charging revenue for the year ended December 31, 2021	26.1
Increase related to increase in energy sold	22.7
Increase related to increase of charging prices	16.5
Total charging revenue for the year ended December 31, 2022	65.3
Charging sessions revenue for the year ended December 31, 2022 increased by €39.2 million, or 150%, to €65.3 million compared to €26.1 million for the year ended December 31, 2021.
During 2022, charging revenue increased by €22.7 million as a result of an increase in energy sold. This was driven by both new and existing chargers. During 2022, the Company had a 6% increase in charging points, including strong growth in installations of ultra-fast charging ports, which increased 95% year-over-year. The increase in energy sold was additionally driven by a 71% increase in the number of charging sessions. The total energy sold increased from 83 GWh in 2021 to 155 GWh in 2022, an increase of 71% due to an increase in EV usage and increased installed base of charging ports. There was a 45% increase in the utilization of the chargers year-over-year.

Finally, an increase of €16.5 million was due to an increase in average charging price per kWh. The average charging price / kWh increased by 33% year-over-year. The increase in average revenue per session is due to price increases in the 2nd half of 2022 and a growing number of new cars with extended battery capacity being sold during the period, as well as higher sales prices on ultra-fast and fast chargers compared to slow chargers.
As at December 31, 2022, Allego owned and operated charging stations predominantly in the Netherlands, Belgium, and Germany.
Service revenue

(in € million)	2022
Total service revenue for the year ended December 31, 2021	60.2
Decrease related to sale of charging equipment	(3.7)
Increase in installation services	9.1
Decrease in operation and maintenance of charging equipment	(0.2)
Increase in consulting services	3.1
Total service revenue for the year ended December 31, 2022	68.6
Overall service revenue for the year ended December 31, 2022 increased by €8.4 million, or 14%, to €68.6 million compared to €60.2 million for the year ended December 31, 2021.
Service revenue from the sale of charging equipment for the year ended December 31, 2022 decreased by €3.7 million, or 10%, to €33.6 million compared to €37.3 million for the year ended December 31, 2021. Service revenue from installation services increased by €9.1 million, or 47%, to €28.6 million for the year ended December 31, 2022 from €19.5 million for the year ended December 31, 2021. Service revenue from operation and maintenance of charging equipment was €3.2 million for the year ended December 31, 2022, compared to €3.4 million for the year ended December 31, 2021, a decrease of €0.2 million, or 5%.
Overall, the increase in service revenue was primarily due to a strong growth in demand for business-to-business charging solutions and the continued development with Carrefour for the development of over 200 charging locations across France, which resulted in an increase of service revenue of €28.0 million. This is offset by a decrease on the Mega-E project of €22.5 million due to the acquisition of Mega-E in March 2022, which is now consolidated by the Group.
During 2022, service revenue from consulting services of €3.1 million (2021: €nil) was generated as a result of the acquisition of MOMA in June 2022.
Cost of sales

(in € million)	2022
Cost of sales for the year ended December 31, 2021	69.3
Increase due to volume of energy sold	19.9
Increase due to price of energy	17.0
Increase due to depreciation and amortization	12.2
Increase due to development, sale, and installation of Carrefour chargers	19.6
Decrease due to Mega-E acquisition	(13.2)
Increase due to changes in inventory value	3.3
Decrease due to other projects	(1.4)
Cost of sales for the year ended December 31, 2022	126.7
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

Gross profit and gross margin
Gross profit for the year ended December 31, 2022 decreased by €9.8 million, or 57%, to €7.2 million compared to €17.0 million for the year ended December 31, 2021. The gross margin for the year ended December 31, 2022 decreased to 5% compared to 20% for the year ended December 31, 2021. This was driven primarily by an increase in energy prices throughout Europe during the year, without corresponding increases in prices charged to customers during the first half of 2022. As described above, revenue increased €16.5 million year-over-year as a result of rising electricity prices, compared to an increase in cost of sales of €17.0 million. In addition, there was an increase in inventory write-offs during 2022 of €3.3 million. The remaining decrease in margin was due to faster growth in lower-margin charging revenue compared to service revenue during the year.
Other income/(expenses)
Other income/(expenses) for the year ended December 31, 2022 decreased by €7.1 million, or 66%, to €3.7 million compared to €10.9 million for the year ended December 31, 2021. The decrease in other income/(expenses) is due to the following factors:

(in € million)	2022
Other income/(expenses) for the year ended December 31, 2021	10.9
Increase in fair value gain on purchase option derivatives	1.0
Increase in income generated from the sale of CO2 tickets	4.1
Increase in loss on disposal of property, plant and equipment	(12.3)
Decrease in government grants	(1.8)
Other	1.9
Other income/(expenses) for the year ended December 31, 2022	3.8
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2022 amounted to €2.6 million, remaining relatively constant when compared to the year ended December 31, 2021 (€2.5 million).
General and administrative expenses
General and administrative expenses for the year ended December 31, 2022 decreased by €5.9 million, or 2%, to €323.4 million compared to €329.3 million for the year ended December 31, 2021. The decreased general and administrative expenses is due to the following factors:

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
Operating Loss
Operating loss for the year ended December 31, 2022 increased by €11.1 million, or 4%, to €315.0 million compared to €303.9 million for the year ended December 31, 2021. The increased operating loss is mostly due to a decrease in gross profit and other income, offset by lower share-based payment expenses.
Finance income/(costs)

(in € million)	2022
Finance income/(costs) for the year ended December 31, 2021	(15.4)
Increase in finance costs on borrowings	(3.8)
Fair value gain on derivatives	4.9
Fair value gains on warrant liabilities	27.1
Other	(2.4)
Finance income/(costs) for the year ended December 31, 2022	10.3
Finance income/(costs) for the year ended December 31, 2022 increased by €25.7 million, or 167%, to €10.3 million in income compared to €15.4 million for the year ended December 31, 2021. The increased finance income is due to fair value gains generated by derivatives and warrant liabilities which are offset by increased interest expenses on senior debt as a result of the refinancing that occurred during the year ended December 31, 2022.
Loss before income tax
Loss before income tax for the year ended December 31, 2022 decreased by €14.7 million, or 5%, to €304.7 million compared to €319.3 million for the year ended December 31, 2021. The increase in revenue and reduction in finance costs and general and other administrative expenses have been partially offset by increased cost of sales and lower other income. Finance income, as opposed to finance expense in 2021, was generated due to fair value gains on derivatives and warrant liabilities. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination.
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
Loss for the year
Loss for the year ended December 31, 2022 decreased by €14.4 million, or 4%, to €305.3 million compared to €319.7 million for the year ended December 31, 2021. The increase in revenue and reduction in finance costs and general and other administrative expenses has been partially offset by increased cost of sales and lower other income. Finance income, as opposed to finance expense in 2021, was generated due to fair value gains on derivatives and warrant liabilities. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the completion of the Business Combination.

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
Allego defines EBITDA as net income (loss) before interest expense, taxes, depreciation, amortization and impairments. Allego defines Operational EBITDA as EBITDA further adjusted for share-based payment expenses, transaction costs, certain bonus payments, fair value gain/(losses) on certain derivatives, reorganization and severance costs, and certain business optimization costs. Allego defines gross profit excluding depreciation and amortization as gross profit before depreciation and amortization expenses. Allego defines free cash flow as net cash flow from operating activities less capital expenditures and adjusted for proceeds from/repayments of government grants.
EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable

IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
(in € millions)	2023	2022	2021
Loss for the year	(110.3)	(305.3)	(319.7)
Income tax	0.5	0.6	0.4
Finance (income)/costs	37.8	(10.3)	15.4
Amortization and impairments of intangible assets	3.6	3.7	2.7
Depreciation and impairments of right-of-use assets	8.5	6.7	3.4
Depreciation, impairments and reversal of impairments of property, plant and equipment	20.2	16.7	5.6
EBITDA	(39.6)	(287.8)	(292.2)
Fair value (gains) on derivatives (purchase options & power purchase agreements)	7.4	(3.9)	(2.9)
Share-based payment expenses	21.1	258.1	291.8
Transaction costs	—	8.9	11.8
Bonus payments	1.0	—	0.6
Business optimization costs	18.3	26.5	—
Reorganization and severance	—	0.5	0.1
Costs for manufacturer defective chargers, net of settlement	6.6	—	—
Operational EBITDA	14.8	2.3	9.3

Cash generated from/(used in) operations	(45.2)	(108.3)	(9.2)
Capital expenditures	(69.1)	(27.1)	(15.6)
Proceeds from government grants	0.1	0.5	1.7
Free cash flow	(114.1)	(134.9)	(23.1)

Gross profit	36.2	7.2	17.0
Depreciation expenses included in gross profit	22.6	17.4	5.5
Amortization expenses included in gross profit	2.5	2.9	2.6
Gross profit excluding depreciation and amortization	61.3	27.6	25.2
B.Liquidity and Capital Resources
Sources of Liquidity
The Group’s strategy requires significant capital expenditures and investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including during the year ended December 31, 2023, and expects to continue to incur losses in the next twelve months from the issuance date of the consolidated financial statements for the year ended December 31, 2023. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank borrowings and equity issuance, During 2022, the Group entered into a new facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230.0 million to €400.0 million, to further support its growth. The Group’s strategy is based on further growth and will require additional significant funding from lenders or its existing or new shareholders.
Borrowings
On December 19, 2022, the Group entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230.0 million to €400.0 million, to further support its growth. The renewed facility consists of:

i.€170.0 million used to settle the old facility;
ii.up to €200.0 million to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
iii.up to €30.0 million to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. As of December 31, 2023, the Group has not drawn on €8.4 million of this facility and the unutilized amount from the guarantee facility is €17.5 million. The Company has not drawn any further amount from the renewed facility till the date of issuance of financial statements, however an additional letter of credit was issued on April 3, 2024 to one of the renewable electricity suppliers in relation to an existing power purchase agreement for a maximum original amount of €2.1 million.
Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.
Even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented, the Group is also forecasted to potentially breach the interest cover ratio and leverage ratio covenants at December 31, 2024 and the Group is dependent on obtaining additional financing to execute on its business plan. The covenant ratios are increasing every testing date until June 30, 2027 in line with this business plan.
The compliance with covenants under the renewed facility agreement is tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and as at that date, the Group complied with these covenants. The Group has also complied with these covenants as at December 31, 2023. Further details around the loan covenants is included in Note 34 (Capital management) of the consolidated financial statements included elsewhere in this Annual Report. The first testing date of the leverage ratio is June 30, 2024.
Please refer to Note 25 (Borrowings) and Note 34 (Capital management) of the consolidated financial statements included elsewhere in this Annual Report for more information.
In parallel to the renewed facility, the Group entered into interest rate cap derivatives to help offset the interest rate risk on at least 65%. The Group has two interest rate caps in place with a notional of €240.5 million (December 31, 2022: two interest rate caps with a notional of €181.5 million) which matures in December 2027. As at December 31, 2023, the interest rate cap cover approximately 67% (December 31, 2022: 65%) of the variable loan outstanding The strike price changes over time and ranges between 1.50% and 3.43%.
Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Details about the Group’s interest rate caps are included in Note 19 (Other financial assets) and Note 33 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report.
Pledged balances
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets), pledges on trade and other receivables and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.
The carrying amount of assets pledged as security for the renewed facilities as of December 31, 2023 is €58.3 million. Refer to Note 25 (Borrowings) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Going concern
As an early-stage company, we maintain a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions.

Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until December 31, 2025, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.
Management has performed an analysis of its liquidity levels until December 31, 2025 and prepared a scenario that assumes capital expenditure levels based on the currently available funds, remaining undrawn portion of the renewed facility, as well as service revenue inflows derived from only existing contracts.
Under this scenario, the Group is forecasted to have sufficient available cash and liquidity but has limited headroom. The key assumptions in the analysis are related to the utilization rates of charging stations and the sales prices. These assumptions are sensitive and any adverse change in these assumptions will result in insufficient available cash and liquidity. Under the scenario the Group is also forecasted to potentially breach the interest cover ratio and leverage ratio covenants at December 31, 2024.
In the event the Group fails to meet its loan covenants, or the Group’s forecasts prove to be inaccurate, the Group may be required to obtain additional financing, a waiver for its covenants and/or renegotiation with its current lender. The Group may not be able to negotiate on acceptable terms, or at all. If the Group is unable to raise additional capital when desired, its business, financial condition and results of operations would be adversely affected and may no longer be able to operate as a going concern.
The Company is exploring various options to mitigate the uncertainties related to the funding to be obtained and the potential breach of its covenants by:
•obtaining additional external and shareholder funding.
•delaying capital expenditures.
•negotiating with their current lenders to obtain a covenant waiver.
•funding operations through the special purpose vehicles (i.e. asset companies) with external parties.
•securing non-committed pipeline of sales and services projects.
Please note that securing non-committed pipeline of sales and service projects does not guarantee immediate mitigation of any potential breach of financial covenants. The effectiveness of this measure is contingent upon the Company's success in generating adequate operational EBITDA, which is unpredictable and depends on the timings and the satisfaction of various performance obligations.
As described above, long-term investments, development activities, and operations until December 31, 2025 will require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.
As a result of management’s forecast and the potential breach of its covenants combined with the need for additional funding, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern, and therefore, whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.
Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, its cash flows from operations and renewed credit facility is expected to be sufficient until December 31, 2025 based on the Company’s forecast and the remediation options available. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.
The financial statements do not contain any adjustments that would result if the Group and Company were unable to continue as a going concern.
Contractual Obligations and Commitments
As at December 31, 2023, expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities were €4.9 million. The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).

Allego has entered into medium and long-term power purchase agreements for electricity. Significant expenditures for renewable electricity contracted for, but not recognized as liabilities, as at December 31, 2023 were €256.6 million. The Group had other purchase commitments for electricity contracted for, but not recognized as liabilities for €28.0 million as at December 31, 2023.
As at December 31, 2023, Allego has utilized €12.5 million of the guarantee facility by issuing letters of credit to one of the renewable electricity suppliers. Refer to Note 35 (Commitments and contingencies) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Additionally, our lease agreements provide for lease obligations – refer to Note 17 (Leases) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Finally, for other information related to the Company’s future maturities of financial liabilities, refer to Note 33 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Treasury Policy
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to price risk, interest rate risk, credit risk and liquidity risk.
For information regarding the type of the Company’s financial instruments used, the maturity profile of debt, currency and interest rate structure, exposure to financial risks and risk management measures refer to Notes 25 (Borrowings), 31 (Financial instruments), 32 (Fair value measurement), and 33 (Financial risk management) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Cash flows
The cash flows for the year ended December 31, 2023 are presented below and compared with the cash flows for the year ended December 31, 2022:

	For the year ended December 31,
(in € million)	2023	2022	2021
Cash flows used in operating activities	(45.2)	(108.3)	(9.2)
Cash flows used in investing activities	(68.9)	(95.0)	(15.4)
Cash flows from financing activities	75.6	261.7	41.0
Net increase/(decrease) in cash and cash equivalents	(38.4)	58.4	16.4
Cash flows used in operating activities
Cash used in operating activities for the year ended December 31, 2023 was €45.2 million compared to cash used in operating activities of €108.3 million during the year ended December 31, 2022 and €9.2 million during the year ended December 31, 2021.
During the year ended December 31, 2023, the cash used in operating activities primarily consisted of a net loss before income tax of €109.8 million, reduced by non-operating elements of €106.7 million, an increase in net operating assets of €27.6 million, interest paid of €14.8 million, and income taxes paid of €0.9 million. The major components of non-operating elements related to depreciation, amortization and (reversal of) impairments of €32.4 million, other finance costs of €31.5 million, share-based payment expenses of €21.1 million, net (gain)/loss on disposal of property, plant and equipment of €8.0 million, fair value losses/(gains) on derivatives (PPAs) of €7.4 million and fair value losses/(gains) on warrant liabilities of €6.3 million. The increase in net operating assets was mainly due to an increase of €20.5 million in trade and other receivables, contract assets and prepayments, an increase in other financial assets of €9.5 million, an increase of €7.8 million in trade and other payables and contract liabilities, as well as an increase in inventory of €8.1 million.
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
The major components of non-operating elements related to loss on extinguishment and modification of debt of €4.6 million, other finance costs of €12.2 million, share-based payment expenses of €258.1 million, fair value losses/(gains) on derivatives of €3.8 million, fair value losses/(gains) on warrant liabilities of €27.1 million, depreciation, amortization and

(reversal of) impairments of €27.2 million and net (gain)/loss on disposal of property, plant and equipment of €10.5 million. The increase in net operating assets was mainly due to an increase of €21.4 million in trade and other receivables, contract assets and prepayments, a decrease of €31.3 million in trade and other payables and contract liabilities, as well as an increase in inventory and other financial assets of €20.1 million.
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
Cash flows used in investing activities
Cash used in investing activities for the year ended December 31, 2023 was €68.9 million compared to €95.0 million during the year ended December 31, 2022. The year-over-year movement was primarily due to an increase in purchases of property, plant and equipment of €43.5 million. This was offset by a decrease in cash used for acquisitions of €68.4 million, a decrease in proceeds from government grants of €0.4 million and a decrease in the purchases of intangible assets of €1.6 million.
Cash used in investing activities for the year ended December 31, 2022 was €95.0 million compared to €15.4 million during the year ended December 31, 2021. The year-over-year movement was primarily due to an increase in acquisition expenses of €68.4 million and increased purchases of property, plant and equipment of €16.8 million. This was partially offset by decreased proceeds from government grants of €1.2 million, a decrease in the purchases of intangible assets of €5.2 million and a decrease in the payment of purchase option premiums of €1.5 million.
Cash flows from financing activities
Cash from financing activities for the year ended December 31, 2023 was €75.6 million compared to cash from financing activities of €261.7 million during the year ended December 31, 2022. The year-over-year movement was primarily due to a decrease in proceeds from issuing equity instruments of €142.8 million, a decrease in proceeds from borrowings of €76.8 million, a decrease in repayment of borrowings of €23.4 million and a decrease in the payment of transaction costs related to borrowings of €9.2 million,
Cash from financing activities for the year ended December 31, 2022 was €261.7 million compared to cash from financing activities of €41.0 million during the year ended December 31, 2021. The year-over-year increase was primarily due to proceeds from issuing equity instruments of €142.8 million, and an increase in proceeds from borrowings of €114.9 million. This was partially offset by an increase in the payment of transaction costs of €11.5 million, an increase in repayment of borrowings of €23.4 million, and an increase in the payment of the principal portion of lease liabilities of €2.0 million.
C.Research and Development, Patents and Licenses, etc.
Please refer to “Item 4. Information on the Company—B. Business Overview—Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property”.
D.Trend Information
Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Factors Affecting Operating Results.”
E.Critical Accounting Estimates
The discussion and analysis of Allego’s financial condition and results of operations are based upon the consolidated financial statements which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and equity and disclosures with respect to contingent liabilities and assets at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Certain of Allego’s accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. These judgments are based on Allego’s historical experience, terms of its existing contracts, evaluation of trends in the industry, information provided by its clients and information available from outside sources, as appropriate. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, Allego evaluates its estimates including those related to models and inputs for fair valuation of financial assets and liabilities, impairment of non-financial assets, share-based compensation and the recognition of deferred tax assets. Allego’s actual results may differ from those estimates under different assumptions or conditions and any such differences may be material. Revisions to significant judgments and accounting estimates are recognized in the period in which those are revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
See Note 2 (Material accounting policies) of the consolidated financial statements included elsewhere in this Annual Report for additional description of the material accounting policies that have been followed and Note 3 (Significant accounting estimates, assumptions and judgments) of the consolidated financial statements included elsewhere in this Annual Report for additional description of significant accounting estimates, assumptions and judgments made in preparing Allego’s consolidated financial statements. The significant judgments and accounting estimates described below are those Allego considers to be the most critical to an understanding of its financial condition and results of operations and that require the most complex and subjective management judgment.
Valuation of investment in equity securities
Allego has an investment in equity securities which relates to an investment in Voltalis. The investment qualifies for the level 3 category in the fair value hierarchy as the securities are not traded in an active market and there is no observable market data. The fair value of these securities is determined using valuation techniques which use unobservable inputs that are significant to fair value. The investment in equity securities is presented within non-current other financial assets, and the fair value changes of this investment are recognized in the consolidated statement of other comprehensive income.
The investment in equity securities is valued using a discounted cash flow analysis which inputs include historical financial information of the underlying company, the earnings growth factor and a risk-adjusted discount rate. The significant unobservable input parameters that are considered sensitive and are used in the fair value measurement of the investments in equity securities are the earnings growth factor and the risk-adjusted discount rate. While being management's best estimates, the significant unobservable inputs involve estimation uncertainty and change in any of these inputs might impact the fair value of the investment in equity securities significantly.
The assumptions and model used for estimating the fair value of the investment in equity securities are disclosed in Note 32 (Fair value measurement) of the consolidated financial statements included elsewhere in this Annual Report.
Valuation of share-based payments under the Second Special Fees Agreement
Allego uses different valuation models to assess the fair values of share-based payment transactions, depending on the terms and conditions of the respective grants and agreements. Managements determines the most appropriate inputs to the valuation models and makes assumptions about them, which might in some cases be subjective and involve estimation uncertainties.
A first and second share-based payment arrangement were provided to E8 Investor via the First Special Fees Agreement and Second Special Fees Agreement to compensate for its continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts. The First Special Fees Agreement was terminated in connection with the Business Combination in 2022 and only the Second Special Fees Agreement remains in place during 2023. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, Note 11.1 (First Special Fees Agreement) and 11.2 (Second Special Fees Agreement) of the consolidated financial statements included elsewhere in this Annual Report.
The Second Special Fees Agreement was initially entered into by Madeleine, and novated to the Company on April 20, 2022. The Second Special Fees Agreement is in scope of IFRS 2 Share-based Payment and accounted for as such in the Group’s consolidated financial statements.
The fees payable under the Second Special Fees Agreement depend on the future value of the Allego Group at the time of a future Equity Injection Event. Since there is no market price for the services provided by E8 Investor, to measure the fair value of the Second Special Fees Agreement, management applies a weighted average valuation model, which simulates the value based on various amounts and expected dates of Equity Injection events, and taking into account the likelihood of Equity Injections to happen, as well as the expected price per share upon each Equity Injection. Share-based payment expenses are recognized over the expected service period, being the period till each of the expected Equity Injection Events date. While being management's best estimates, the underlying assumptions involve estimation uncertainty and change in any of these assumptions might impact the fair value of share-based payment arrangements significantly.
The assumptions and model used for estimating the fair value for share-based payment transactions under the Second Special Fees Agreement are disclosed in Note 11.2 (Second Special Fees Agreement) of the consolidated financial statements included elsewhere in this Annual Report.
Valuation of derivative liabilities relating to power purchase agreements (PPAs)
Allego signed multiple Power Purchase Agreements (PPAs) during the years ended December 31, 2023 and December 31, 2022 for the purchase of electricity from renewable sources in the Netherlands and Germany.
For certain PPAs entered into during the year ended December 31, 2023, the renewable electricity volumes supplied by the PPAs in the Netherlands in excess of the expected usage requirements of Allego do not meet the “own use” exemption in IFRS 9, as such are accounted for as a derivative liability at fair value. Estimating fair value for derivative liabilities relating to PPAs requires the most appropriate valuation methodology and involves assumptions about the most significant unobservable inputs.
For the measurement of the fair value of these derivative liabilities at inception of the agreements (and subsequent measurement dates until the expiration of the agreements), the Group uses a discounted cash-flow model using contractual, company specific and market inputs. These include as key input the electricity forward prices, which cannot be forecasted using observable market data for the whole duration of the contract, as such increasing the estimation uncertainty.
Had the estimates of the electricity forward prices be significantly different, the derivative liabilities and corresponding fair value loss recognized in the consolidated financial statements would be materially impacted.
The assumptions and model used for estimating the fair value for derivative liabilities relating to PPAs are disclosed in Note 32 (Fair value measurement) of the consolidated financial statements included elsewhere in this Annual Report.
Related Party Transactions
See Note 36 (Related-party transactions ) of the consolidated financial statements included elsewhere in this Annual Report and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information regarding transactions with related parties.
Recent Accounting Pronouncements
See Note 2 (Material accounting policies) to the consolidated financial statements included elsewhere in this Annual Report for more information regarding recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, and 2022 and 2021, material weaknesses were identified in its internal control over financial reporting. See the subsection entitled “Item 3. Key Information—D. Risk Factors—Allego has identified, and has previously identified, material weaknesses in its internal control over financial reporting. If Allego is unable to remediate these material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of Allego consolidated financial statements or cause Allego to fail to meet its periodic reporting obligations, which may have an adverse effect on the share price” and “Item 15.Controls and Procedures”
Allego has continued to implement remediation plans and activities to address each of the material weaknesses, including, but not limited to, accounting policies and procedures, segregation of duties, manual journal entries, and adequately documenting of controls over certain information technology (“IT”) general controls.
JOBS Act
On April 5, 2012, the JOBS Act was signed into law in the United States. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Allego qualifies as an “emerging growth company” under the JOBS Act and is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. As an “emerging growth company,” Allego is not required to, among other things, provide an auditor’s attestation report on our system of internal control over financial reporting and comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of a business combination or until we otherwise no longer qualify as an “emerging growth company.”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our executive officers and directors.

Name	Age	Position
Mathieu Bonnet	50	Chief Executive Officer and Director
Ton Louwers	58	Chief Financial Officer
Alexis Galley	59	Chief Technical Officer
Jane Garvey	80	Director
Christian Vollmann	46	Director
Julia Prescot	65	Director
Thomas Josef Maier	65	Director
Patrick Sullivan	64	Director
Ronald Stroman	72	Director
Thierry Déau	54	Director
Matthieu Muzumdar	41	Temporary Director
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
Ton Louwers has served as Chief Financial Officer of Allego since September 2021. Mr. Louwers previously worked for a small dredging company in the Netherlands, which he departed when he was asked to assist Alliander in the divestment of the business now operated under Allego Holding. Initially offering support to Allego’s management in 2018, Mr. Louwers soon took over as the interim Chief Financial Officer until Meridiam S.A.S (together with its subsidiaries and affiliates, “Meridiam”) closed the acquisition. He soon shifted focus to Operations and served as Chief Operating Officer until taking the Chief Financial Officer position again in September 2021. Previously, Mr. Louwers served as Chief Financial Officer for the Nordic Division of Royal Imtech, and Chief Financial Officer for Royal Imtech’s Benelux Division. He has also served as Chief Financial Officer of the industrial service company Hertel and Chief Financial Officer for the Netherlands at Thales, in addition to numerous other positions. Mr. Louwers graduated from the University of Amsterdam and holds a Masters in Business Economics, followed by a post-graduate degree as a chartered accountant. Mr. Louwers will be leaving the Company effective June 30, 2024.
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
Christian Vollmann has served as a director on our Board since Closing and is an entrepreneur and angel investor who has made 75 angel investments since 2005. Mr. Vollmann is currently an executive director at Good Hood GmbH. His most recent venture is nebenan.de, Germany’s leading social neighborhood network. Before nebanan.de, Mr. Vollmann built iLove.de into Germany’s leading dating service at the start of the millennium, founded the online video portal MyVideo.de and co-founded Affinitas (now Spark Networks), a global leader in online dating with activities in 29 countries. Mr. Vollmann serves as the Vice Chairman of the board of directors of Linus Digital Finance AG and is a Venture Partner and Member of the Investment Committee of PropTech1 Ventures. Mr. Vollmann advises the German Federal Ministry of Economics as Chairman of the Advisory Board Young Digital Economy and advocates for the interests of startups as Vice-Chairman of the German Startups Association.
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
Thierry Déau has served as a temporary director of our Board since October 13, 2022 and was appointed by the Annual General Meeting as per June 30, 2023 and is Chairman and Chief Executive Officer of Meridiam. He founded Meridiam, an independent investment firm specialized in the development, financing and management of long-term and sustainable infrastructure projects in 2005. Managing over $19 billion of assets, the firm has to date more than 100 projects under development, construction or in operation. Prior to Meridiam, Mr. Déau worked for France’s Caisse des Dépôts et Consignations where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Mr. Déau is currently a board member of Fondation des Ponts, Chairman of Archery for Inclusive Leadership and founder of Africa Infrastructure fellowship program Foundation (AIFP Foundation). In addition, he is a founding member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, a member of Prince of Wales’ Sustainable Markets Council for the Commonwealth, and honorary chairman of the Long Term Infrastructure Association (LTIIA). Mr. Déau graduated from École Nationale des Ponts et Chaussées engineering School.
Matthieu Muzumdar was appointed as a temporary director since December 20, 2023 and is a Partner and Deputy CEO responsible for Europe Investment and Investor Relations at Meridiam. He joined Meridiam in 2011 as an Investment Director with a focus on project development in Europe. From 2013 onwards, he was Investor Relations Director, before moving into the role of Chief Operating Officer Europe in 2018 and was appointed Deputy CEO in 2023. Before joining Meridiam Mr. Muzumdar worked for the French Ministry of Transport as head of concession operations. Mr, Muzumdar graduated from the Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées in Paris. He has been teaching project finance at the Ecole Nationale des Ponts et Chaussées (ENPC) since 2009 and was in 2016-2017 the inaugural program director for the Infrastructure Project Finance Advanced Master Degree’s program at the ENPC.
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
Historical Compensation
Historical Executive and Non-Executive Directors
The following table summarizes the compensation received by the members of the Allego Board from Allego for the year ended December 31, 2023:

Executive director (in €‘000)	Base compensation (1)	Additional benefits	Pension expenses	Share-based payments(2)	Total
M.J.J. Bonnet (CEO)	604	—	—	3,751	4,355
(1)Base compensation represents the cash compensation paid annually to our CEO and statutory director (or his companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Share-based compensation includes payments made by Allego under Long-Term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report. Additionally, certain of Allego’s executive officers have received and may in the future receive additional share-based compensation related to the Second Special Fees Agreement from E8 Investor, including in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—

Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.

Non-executive directors (in €‘000)	Board of directors membership	Committee membership	Share-based payments***	Total
J.C. Garvey*	—	—	—	—
J.M. Touati**	—	—	—	—
C. Vollmann	94	9	415	518
J.E. Prescot*	—	—	—	—
T.J. Maier	94	9	415	518
P.T. Sullivan	94	42	415	551
R.A. Stroman	94	23	415	532
T.E. Déau*	—	—	—	—
M. Muzumdar	—	—	—	—
Total	376	83	1,660	2,119
* Please note that Ms. Jane Garvey, Mr. Julien Touati, Ms. Julia Prescot, Mr. Thierry Déau and Mr. Matthieu Muzumdar are employed by Meridiam SAS and did not receive compensation for their Allego Board of Directors activities.
** Mr. Julien Touati resigned on October 18, 2023.
*** Share-based compensation includes payments made by Allego under the Long-term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report.
Historical Executive Officers
For the fiscal year ended December 31, 2023 (“Fiscal 2023”), Allego’s executive officers were:
•Mathieu Bonnet, Chief Executive Officer
•Ton Louwers, Chief Financial Officer
•Alexis Galley, Chief Technology Officer
Historical Compensation of Allego’s Executive Officers
The amount of compensation paid, and benefits in kind granted, to Allego’s executive officers for the year ended December 31, 2023 is described in the table below (excluding the CEO, whose compensation is included in the discussion of the compensation earned by the Allego Board above). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Allego’s home country and is not otherwise publicly disclosed by Allego.

All executive officers (excluding CEO)	(in € ‘000)
Base compensation(1)	2,111
Share-based compensation(2)	9,012
Additional benefit payments(3)	36
Total compensation	11,159
(1)Base compensation represents the cash compensation paid annually to our executive officers (or their companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Share-based compensation includes payments made by Allego under the Management Incentive Plan and Long-Term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Notes 11.3 (Management Incentive Plan) and 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report. Additionally, certain of Allego’s executive officers have received and may in the future receive additional share-based compensation related to the Second Special Fees Agreement from E8 Investor, in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.
(3)Additional benefits include reimbursement of car expenses.

Management Incentive Plan
The Allego Board and the Compensation Committee adopted the management incentive plan ("MIP") on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, while enabling it to attract, retain, incentivize and reward individuals who will contribute to its long-term success. The plan includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months, and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period. The granted options carry no dividend or voting rights. As of December 31, 2023, there was one participant in the MIP.
As of December 31, 2023, all the MIP options granted had vested and are exercisable. No options expired and no options were exercised during the year ended December 31, 2023.
Long-Term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long-Term Incentive Plan ("LTIP") on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years.
As it relates to the LTIP for Allego executive officers, performance options may be granted annually and would be exercisable after a contractual vesting period of two to three years. The amount of options issued under the LTIP are based on four equally-weighted criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the Board. Targets are set annually.
During the year-ended December 31, 2023, LTIP Performance Options were granted subject to company performance in financial years 2022 and 2023 separately. As of December 31, 2023, LTIP Performance Options based on performance in financial year 2022 vested and became exercisable as a result of the modification for one of the executive officers, while other LTIP Performance Options were cancelled. Additionally, during the year ended December 31, 2023, Allego awarded LTIP Special Options to one of the executives as a replacement for the cancelled LTIP Performance Options, which vested immediately upon grant. None of these options expired or were exercised during the period.
RSUs were awarded in May 2023 to certain non-executive directors. Some of these RSUs were not subject to any vesting conditions and vested fully on the grant date. The rest of these RSUs have a vesting period of one year and will vest on May 23, 2024, subject to the continuous involvement within the board of directors until the vesting date. As of December 31, 2023, the vested RSUs awards to non-executive directors were issued.
For the avoidance of doubt, compensation received by an executive officer who is subject to the Allego N.V. Incentive-Based Compensation Recovery Policy (the “Clawback Policy”) shall be subject to such Clawback Policy in accordance with its terms.
C.Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of the Allego Board. We currently have a classified board of directors, with three directors in Class I (Thomas Maier, Thierry Déau and Christian Vollmann) which will expire in 2026, two directors in Class II (Jane Garvey and Patrick Sullivan), which will expire in 2024, and three directors in Class III (Mathieu Bonnet, Julia Prescot and Ronald Stroman), which will expire in 2025. Additionally, Matthieu Muzumdar is currently serving as a temporary director, with his term expiring in 2024.
Foreign Private Issuer Status
Allego was formed under the laws of the Netherlands in 2021. The majority of Allego’s outstanding voting securities are directly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of Allego’s executive officers or directors, and, following the consummation of the Business Combination Allego’s assets are located, and its business is principally administered, outside of the United States. As a result, Allego reports under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Allego on June 30, 2024. For so long as Allego qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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
Board Committees
The Allego Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy and Business Committee (amended versions adopted per December 20, 2023 to reflect the revised Dutch Corporate Governance Code). Each committee has a charter that has been adopted by the Allego Board. Each committee has the responsibilities described below.
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
The Audit Committee operates under a written charter adopted by the Allego Board. The primary purposes of Allego’s Audit Committee under the committee’s charter are to assist the Allego Board’s oversight of, among other things, the following:
•audits of Allego’s consolidated financial statements;
•the integrity of Allego’s consolidated financial statements;
•our process relating to risk management (including cybersecurity and information risk) and the conduct and systems of internal control over financial reporting and disclosure controls and procedures;

•the qualifications, engagement, compensation, independence and performance of Allego’s independent auditor; and
•the performance of Allego’s internal audit function.
Compensation Committee
Allego has established a Compensation Committee that is in compliance with the rules and regulations of the SEC and the NYSE. Julien Touati (until his resignation of October 18, 2023), Jane Garvey, Julia Prescot, Patrick Sullivan and Matthieu Muzumdar (as per his temporary appointment of December 20, 2023) serve on the Compensation Committee, and Mr. Sullivan serves as the Chair.
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
Nominating and Corporate Governance Committee
Allego has established a Nominating and Corporate Governance Committee that is in compliance with the rules and regulations of the SEC and the NYSE. Julien Touati (until his resignation of October 18, 2023), Jane Garvey, Julia Prescot, Patrick Sullivan and Matthieu Muzumdar (as per his temporary appointment of December 20, 2023) serve on the Nominating and Corporate Governance Committee, and Ms. Prescot serves as the Chair.
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
Strategy and Business Committee
In addition to the above committees, the Allego Board has established a Strategy and Business Committee, composed of Mathieu Bonnet, Christian Vollmann, Julien Touati (until his resignation of October 18, 2023), Julia Prescot and Matthieu Muzumdar (as per his temporary appointment of December 20, 2023) and Mr. Touati served as the Chair until October 18, 2023 and as per December 20, 2023 Matthieu Muzumdar serves as the Chair. The primary purposes of Allego’s Strategy and Business Committee under the committee’s charter includes:
•preparing the business plan including a gap analyses;
•formulating and recording Allego’s objectives mentioned in the business plan;
•reporting about strategic developments;
•overseeing Allego’s strategy and business development; and
•submitting proposals to the Allego Board and reviewing possible acquisitions, divestments, joint ventures and other corporate alliances of Allego.

Board of Directors Service Agreements
There are no arrangements or understandings between us and any of the current members of the board of directors for benefits upon termination of service.
D.Employees
As of December 31, 2023, we had approximately 243 (December 31, 2022: 220, December 31, 2021: 151) employees globally. Some employees are represented by a labor union and we consider our relationship with our employees to be good.
E.Share Ownership
Ownership of Allego Ordinary Shares by the directors and executive officers of Allego as a group is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders" of this Annual Report.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.
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
The percentages in the table below are computed on the basis of 271,010,790 Allego Ordinary Shares issued and outstanding.

Name and Address of Beneficial Owner	Number of Allego Ordinary Shares		Percentage Of Allego Ordinary Shares
Madeleine	197,837,067	(1)	73.0%
E8 Investor	41,097,994	(1) (2)	15.2%
Apollo Principal Holdings III	18,706,989	(3)	6.9%
All Allego directors and executive officers as a group	*	(4) (5)	*
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

(3)According to a Schedule 13G filed February 13, 2024, (i) AP Spartan Energy Holdings III (PPW), LLC (“AP PPW”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (ii) AP Spartan Energy Holdings III, L.P. (“AP Spartan”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (iii) AP Spartan Energy Holdings III (PIPE), LLC (“PIPE Holdings”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (iv) Apollo Natural Resources Partners (P2) III, L.P. (“ANRP (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (v) ANRP III (NGL Debt), L.P. (“NGL Debt”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (vi) ANRP III Intermediate Holdings II, L.P. (“ANRP Intermediate”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (vi) Apollo ANRP Advisors III (P2), L.P. (“ANRP Advisors (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (vii) Apollo ANRP Advisors III, L.P. (“ANRP Advisors”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (viii) Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (ix) APH Holdings, L.P. (“APH Holdings”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, and (x) Apollo Principal Holdings III GP, Ltd. (“Principal Holdings III GP”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares. AP PPW, AP Spartan and PIPE Holdings each hold Allego Ordinary Shares. ANRP (P2) and ANRP Intermediate are the members of AP PPW. ANRP (P2) and NGL Debt are the members of PIPE Holdings. ANRP Advisors (P2) is the general partner of ANRP (P2). ANRP Advisors is the general partner of each of AP Spartan, ANRP Intermediate and NGL Debt. ANRP Capital Management is the general partner of ANRP Advisors and ANRP Advisors (P2). APH Holdings is the sole member of ANRP Capital Management. Principal Holdings III GP is the general partner of APH Holdings. Scott Kleinman, Marc Rowan and James Zelter are the directors of Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the securities held of record by AP PPW, AP Spartan and PIPE Holdings The address of the principal business office of each of AP PPW, PIPE Holdings, AP Spartan, ANRP (P2), ANRP Intermediate and NGL Debt is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the principal business office of each of ANRP Advisors, ANRP Advisors (P2) and Principal Holdings III GP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008. The address of the principal business office of each of ANRP Capital Management and APH Holdings is 100 West Putnam Avenue, Greenwich, Connecticut 06830.
(4)See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—E8 Arrangements—Additional E8 Arrangements” for a description of the fees Messrs. Bonnet and Galley are entitled to receive from E8 Investor, if any, relating to the Special Fees Agreements. For a description of the share-based compensation awarded to members of the Board and key management under the LTIP, please refer to "Item 6. Directors, Senior Management and Employees".
(5)Mr. Déau, Ms. Garvey, Ms. Prescott and Mr. Muzumdar are affiliated with Meridiam. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”.
All of Allego Ordinary Shares have the same voting rights and no major shareholder of Allego has different voting rights. Based on the information in Allego’s shareholder register, as of May 14, 2024, 271,010,790 Allego Ordinary Shares were issued and outstanding, of which 31,525,729 were held by 7 record holders in the United States. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
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
Additional E8 Arrangements
Messrs. Bonnet and Galley are each party to a letter agreement with E8 Investor entitling entities affiliated with Mr. Bonnet and Mr. Galley to receive 30% and 4.5%, respectively, of the revenues (net of all taxes) received by E8 Investor, if any, from the Special Fees Agreements. These entities received €3.5 million under this letter agreement during the year ended December 31, 2023 (December 31, 2022: €26.9 million).
E8 Investor, in its role as a strategic consulting and technology firm, also has entered into contractual arrangements with MOMA, an acquired subsidiary within the Group, to provide management and administrative services to MOMA. During the year ended December 31, 2023 the amount of €840 thousand (December 31, 2022: €490 thousand) has been recognized in general and administrative expenses related to these services. Additionally, E8 Investor subleases a portion of their office building in France to MOMA. During the year ended December 31, 2023 the amount of €86 thousand (December 31, 2022: €150 thousand) has been recognized in the statement of profit or loss related to this lease arrangement. The contractual arrangements including the amounts have been agreed to by Meridiam.
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
Voltalis
Upon completion of the MOMA acquisition, Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings, became a related party of the Group through its relationship with Meridiam SAS. Madeleine — the majority shareholder of the Company — is indirectly owned by Meridiam. Additionally, Mr.Galley is the Chairman of Voltalis. Voltalis is considered to be an investment in an associate of Meridiam. Details of the transactions during the year have been disclosed in Note 36 (Related-party transactions ) to the consolidated financial statements included elsewhere in this Annual Report.
EV Cars
EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. Details of the transactions during the year have been disclosed in Note 36 (Related-party transactions ) to the consolidated financial statements included elsewhere in this Annual Report.
E6 Arrangements
E6 is a European energy management platform for renewable energy. As of December 31, 2023, Allego's Chief Executive Officer, Mathieu Bonnet, owns a stake in E6 of 13.4% and Allego's Chief Technology Officer, Alexis Galley, owns a stake in E6 of 2.5%. E6 has entered into contractual arrangements with MOMA to provide development and maintenance services in support of the E6 platform. During the year ended December 31, 2023, the service revenue from consulting services recognized amounted to €0.6 million (December 31, 2022: €1 million). As of December 31, 2023, the receivable position related to this contractual arrangement was in amount of €2.4 million, from which €1.6 million is long-term.
Allego and E6 entered into a contractual energy contract since 2020. E6 operates a virtual power plant, aggregating production units to better assign value to production on the markets. E6 offers market access through the Nord Pool exchange. Allego uses E6 platform to trade the difference between its energy supply, from the renewable assets, and demand, from the charging sessions. During the year ended December 31, 2023, E6 received an amount of €11.6 million (December 31, 2022: €21 million) and security deposits in amount of €5.5 million in exchange for these services and electricity.
OVM Energies
OVM Energies is an engineering consulting company, of which Allego's Chief Technology Officer, Alexis Galley, owns a 5% stake as of December 31, 2023, and Allego's Chief Executive Officer, Mathieu Bonnet, owns an indirect stake. Allego has entered into a contractual agreement for OVM Energies to provide consulting services for administrative, engineering, and charging site implementation advisory services. During the year ended December 31, 2023, OVM Energies received fees of €0.4 million (December 31, 2022: €0.4 million).
Remuneration Arrangements with the Board and Senior Management
For a description of our remuneration arrangements with members of the Board and senior management, please refer to "Item 6. Directors, Senior Management and Employees".

* * *

See also Note 36 (Related-party transactions ) to the consolidated financial statements included elsewhere in this Annual Report for more information.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
Consolidated Financial Statements
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
B.Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
Allego Ordinary Shares are listed on the NYSE under the symbol ALLG.
At December 31, 2023, the Group had 0 Public Warrants and 0 Private Placement Warrants outstanding after the Public Warrant holders exchanged all their warrants on October 3, 2023 and October 18, 2023 respectively. In connection with the exchange of the Public Warrants in October 2023, Allego issued 3,156,630 Ordinary Shares. Private Placement Warrants holders exercised all their warrants on April 15, 2022. See Note 27 (Warrant liabilities) to the consolidated financial statements included elsewhere in this Annual Report for more information.
B.Plan of Distribution
Not applicable.
C.Markets
Information related to markets is set forth in “Item 9.The Offer and Listing—A. Offer and Listing Details” of this Annual Report.
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
•upon Allego’s liquidation and dissolution, the holders of Ordinary Shares will be entitled to share ratably in the distribution of all of Allego’s assets remaining available for distribution after satisfaction of all Allego’s liabilities; and
•the holders of Ordinary Shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles.
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
Federal Forum Provision
Under the Articles, unless Allego consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, or the Exchange Act, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts. For further information regarding the limitations that the forum provision may impose and the uncertainty as to whether a court would enforce such provisions with respect to the Securities Act or the Exchange Act and the rules and regulations thereunder, see the section entitled “Item 3. Risk Factors—D. Risks Related to Ownership of Allego Securities—The Allego Articles include exclusive jurisdiction and forum selection provisions, which may impact the ability of shareholders to bring actions against us or increase the costs of bringing such actions.”
C.Material Contracts
Information pertaining to Allego’s material contracts is set forth in the sections titled “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, each of which is incorporated herein by reference.
D.Exchange Controls
Information pertaining to exchange controls set forth in “Item 10. Memorandum and Articles of Association—B. Exchange Controls” is incorporated herein by reference.
E.Taxation
Material Dutch Income Tax Considerations
This section only outlines certain material Dutch tax consequences of the acquisition, ownership and disposition of Ordinary Shares. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Ordinary Shares and does not purport to describe the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules.
This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, including, for the avoidance of doubt, the tax rates, tax brackets and deemed returns, applicable on the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change may invalidate the contents of this section, which will not be updated to reflect such change. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.
This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares. In view of its general nature, this section should be treated with corresponding caution. Holders or prospective holders of Ordinary Shares should consult their own tax advisors regarding the Dutch tax consequences relating to the acquisition, ownership and disposition of Ordinary Shares in light of their particular circumstances.
Please note that this section does not describe the Dutch tax consequences for:
i.a holder of Ordinary Shares if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in Allego under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
ii.a holder of Ordinary Shares if such holder applies the participation exemption (deelnemingsvrijstelling) with respect to the Ordinary Shares for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a holder’s shareholding of, or right to acquire, 5% or more in a company’s nominal paid-up share capital qualifies as a participation (deelneming). A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the company in which the shares are held is a related entity (statutorily defined term);
iii.a holder of Ordinary Shares if such holder is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the Ordinary Shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of Ordinary Shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in Allego's nominal paid-up share capital;
iv.a holder of Ordinary Shares if such holder is a pension fund, investment institution (fiscale beleggingsinstelling) or a tax exempt investment institution (vrijgestelde beleggingsinstelling) (each as defined in the Dutch Corporate Income Tax Act 1969) or another entity that is, in whole or in part, not subject to or exempt from Dutch corporate income tax, is an entity that has a function comparable to an investment institution or tax exempt investment institution, or that is exempt from corporate income tax in its country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards;
v.a holder of Ordinary Shares if such holder is an individual for whom the Ordinary Shares or any benefit derived from the Ordinary Shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001); and
vi.a holder of Warrants.
Withholding tax
Dividends distributed by Allego are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, Allego is responsible for the withholding of such dividend withholding tax at its source; the Dutch dividend withholding tax is for the account of the holder of Ordinary Shares.
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
The above generally also applies to holders of Ordinary Shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the Ordinary Shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.
A holder of Ordinary Shares resident of a country other than the Netherlands may, depending on such holder’s specific circumstances, be entitled to exemptions from, reductions of, or full or partial refunds of, Dutch dividend withholding tax under Dutch national tax legislation, EU law, or a double taxation convention in effect between the Netherlands and such other country.
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
As from January 1, 2024, more stringent rules apply to the setoff, exemption from, and reduction or refund of Dutch dividend withholding tax to address situations where a claim for setoff, exemption, reduction or refund may align with the letter of Dutch tax law or a double taxation convention but goes against the underlying intention or spirit of the dividend stripping rules, as perceived by the legislator. The burden of proof with respect to beneficial ownership of dividends distributed by the Company rests on the Dutch tax authorities. If, however, a shareholder would receive dividends, including dividends on the Ordinary Shares, in a calendar year in respect of which an aggregate amount of EUR 1,000 in Dutch dividend withholding tax would otherwise be due based on the rate of 15%, the burden of proof with respect to beneficial ownership of such dividends lies with the shareholder. Furthermore, for shares traded on a regulated market, including the Ordinary Shares, it has been codified that the record date is used when determining the person who is entitled to the dividend.
Conditional withholding tax on dividends. In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by Allego to entities related (gelieerd) to Allego (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:
i.is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
ii.has a permanent establishment located in a Listed Jurisdiction to which the Ordinary Shares are attributable; or
iii.holds the Ordinary Shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
iv.is not considered to be the beneficial owner of the Ordinary Shares in its jurisdiction of residences because such jurisdiction treats another entity as the beneficial owner of the Ordinary Shares (a hybrid mismatch); or
v.is not resident in any jurisdiction (also a hybrid mismatch); or
vi.is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by Allego without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.

The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2024: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2024: 25.8%).
Taxes on income and capital gains
Dutch Resident Entities. Generally, if the holder of Ordinary Shares is a Dutch Resident Entity, any income derived or deemed to be derived from the Ordinary Shares or any capital gain or loss realized on the disposal or deemed disposal of Ordinary Shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2024).
Dutch Resident Individuals. If the holder of Ordinary Shares is a Dutch Resident Individual, any income derived or deemed to be derived from the Ordinary Shares or any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2024), if:
i.the Ordinary Shares are attributable to an enterprise from which the holder of Ordinary Shares derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or
ii.the holder of Ordinary Shares is considered to perform activities with respect to the Ordinary Shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the Ordinary Shares that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).
Taxation of savings and investments. If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Ordinary Shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the Ordinary Shares are as such not subject to Dutch income tax.
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the Ordinary Shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the Ordinary Shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (b) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2024).
The deemed return applicable to other investments, including the Ordinary Shares, is set at 6.04% for the calendar year 2024. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of Ordinary Shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
The current Dutch income tax regime for savings and investments was implemented in Dutch tax law following the decision of the Dutch Supreme Court (Hoge Raad) of December 24, 2021 (ECLI:NL:2021:1963) (the “Decision”). In the Decision, the Dutch Supreme Court ruled that the (old) system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “EC-Human Rights”). A new court procedure is pending before the Dutch Supreme Court questioning whether the current tax system for savings and investments is in line with the Decision. On September 18, 2023 (ECLI:NL:PHR:2023:655) the Attorney General Wattel concluded that the new tax system is not in line with the Decision, except for the taxation of bank savings, as the system is, in short, still based on a deemed return rather than actual returns, and as a result, the regime violates the EC-Human Rights. The decision of the Dutch Supreme Court is expected late-2024. In addition, on September 8, 2023, the outgoing (demissionair) cabinet published a law proposal for a new tax system for savings and investments on the basis of actual returns according to an asset accumulation system, the 'Actual Return Box 3 Act' (Wet werkelijk rendement box 3). The proposed system is expected to come into effect on January 1, 2027, at the earliest.

Holders of Ordinary Shares are advised to consult their own tax advisor to ensure that the tax in respect of the Ordinary Shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
Non-residents of the Netherlands. A holder of Ordinary Shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch taxes on income or capital gains in respect of any income derived or deemed to be derived from the Ordinary Shares or in respect of any capital gain or loss realized on the disposal or deemed disposal of the Ordinary Shares, provided that:
i.such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Ordinary Shares are attributable; and
ii.in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Ordinary Shares that go beyond ordinary asset management and does not otherwise derive benefits from the Ordinary Shares that are taxable as benefits from other activities in the Netherlands.
Gift and inheritance taxes
Residents of the Netherlands. Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares by way of a gift by, or on the death of, a holder of Ordinary Shares who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.
Non-residents of the Netherlands. No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares by way of a gift by, or on the death of, a holder of Ordinary Shares who is neither resident nor deemed to be resident of the Netherlands, unless:
i.in the case of a gift of an Ordinary Share by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands;
ii.in the case of a gift of an Ordinary Share is made under a condition precedent, the holder of the Ordinary Share is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or
iii.the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
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
Value added tax (“VAT”)
No Dutch VAT will be payable by a holder of Ordinary Shares in respect of any payment in consideration for the ownership or disposition of the Ordinary Shares.
Stamp duties
No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of Ordinary Shares in respect of any payment in consideration for the holding or disposal, as applicable, of the Ordinary Shares.
Material U.S. Federal Income Tax Considerations
The following is a discussion of material U.S. federal income tax considerations to Holders (as defined below) relating to the acquisition, ownership and disposition of the Ordinary Shares as of the date hereof. The discussion below only applies to the Ordinary Shares held as capital assets for U.S. federal income tax purposes and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, such as:
•financial institutions or financial services entities;
•insurance companies;
•government agencies or instrumentalities thereof;
•regulated investment companies and real estate investment trusts;
•expatriates or former residents of the United States;
•persons that acquired the Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares;
•persons holding the Ordinary Shares as part of a “straddle,” constructive sale, hedging, integrated transactions or similar transactions;
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
•a person required to accelerate the recognition of any item of gross income with respect to the Ordinary Shares as a result of such income being recognized on an applicable consolidated financial statement;
•a person actually or constructively owning 10% or more of the Ordinary Shares;
•real estate investment trusts;
•regulated investment companies;
•certain former citizens or long-term residents of the United States; or
•tax-exempt entities.
This discussion does not consider the tax treatment of entities that are partnerships or other pass-through entities for U.S. federal income tax purposes or persons who hold the Ordinary Shares through such entities. If a partnership or other pass-through entity for U.S. federal income tax purposes is the beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of partners of the partnership will generally depend on the status of the partners and the activities of the partner and the partnership. This discussion assumes that Allego is not an Inverted Corporation or a Surrogate Foreign Corporation.
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
THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES. EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

Holder, U.S. Holders and Non-U.S. Holder Defined
The section applies to you if you are a U.S. Holder. For purposes of this discussion, a U.S. Holder means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:
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
A “Non-U.S. Holder” is a beneficial owner of Allego Ordinary Shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust, in each case that is not a U.S. Holder. “U.S. Holders” and “Non-U.S. Holders” are referred to collectively herein as “Holders”.
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
Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to certain limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Ordinary Shares generally will be treated as U.S. source gain or loss.
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
Additional Reporting Requirements. Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. Holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Ordinary Shares.
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
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal and selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor be required to comply with Regulation FD, which restricts the selective disclosure of material information.
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
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Please refer to Note 33 (Financial risk management) to the consolidated financial statements included elsewhere in this Annual Report for details on the market risks to which Allego is exposed.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. As defined in Rule 13a-15 of the Exchange Act, the term “disclosure controls and procedures” means controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer, our chief financial officer and other management, as appropriate, to allow timely decisions regarding our required disclosures.
Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting as of December 31, 2023 was not effective due to the presence of material weaknesses in our internal control over financial reporting, as further discussed below.
In connection with the audits of our consolidated financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

A remediation project has been set in place to remediate the internal controls according to the design. The remediation of the controls design and effectiveness is currently in progress. Allego did not adequately maintain an effective control environment commensurate with COSO.
Management identified the following material weaknesses:
•Allego did not maintain a sufficient complement of personnel with the appropriate degree of accounting knowledge, experience and training, to adequately analyze, record and disclose accounting matters commensurate with its accounting and reporting requirements.
•Allego did not adequately maintain formal accounting policies, procedures, including those around risk assessments, and controls, including segregation of duties, over accounts and disclosures to achieve complete, accurate and timely financial accounting, reporting and disclosures, including segregation of duties and adequate controls related to the preparation and review of journal entries, and related party transactions. Further, Allego did not maintain sufficient entity level controls to prevent and correct material misstatements.
•Allego did not adequately maintain controls over the identification and assessment of recurring transactions in revenue recognition, including modification to contracts, inventory management and valuation, investment in equity securities valuation, and lease accounting as well as the proper accounting of unusual significant transactions such as in areas of share-based payments and related party transactions.
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
The material weakness related to formal accounting policies, procedures and controls resulted in adjustments to several accounts and disclosures. The IT deficiencies did not result in a material misstatement to the consolidated financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting financial statement accounts and disclosures that would not be prevented or detected. Each of these material weaknesses could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Allego has begun implementing a plan to remediate these material weaknesses. In the second half of 2023, Allego has hired several senior accounting and finance personnel with IFRS and financial reporting experience allowing for the replacement of all temporary accounting and finance staff. This will not only support the company in enhancing controls over routine processes but also in the accounting for more technical topics in its financial statements. Also in 2023, the Company enhanced the policies and procedures over the identification and disclosure of related party transactions. In 2023, Allego has also started to implement improved IT systems to support a faster, more efficient and higher quality financial closing process. Lastly, Allego has initiated the implementation of a Sarbanes Oxley (SOx) framework, including IT general controls, through which it aims to improve its financial controls over all processes.
Allego currently cannot estimate when it will be able to remediate the material weaknesses in full and it cannot, at this time, provide an estimate of the costs it expects to incur in connection with implementing the plan to remediate this material weakness. These remediation measures may be time consuming, costly, and might place significant demands on its financial and operational resources. If Allego is unable to successfully remediate these material weaknesses or successfully rely on outside advisors with expertise in these matters to assist it in the preparation of its consolidated financial statements, the consolidated financial statements could contain material misstatements that, when discovered in the future, could cause Allego to fail to meet its future reporting obligations and cause the trading price of Allego Ordinary Shares to decline.
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
ITEM 16B.    CODE OF ETHICS
Our Board has established a Code of Business Conduct and Ethics applicable to our employees, directors and officers. Any waiver or amendment of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Our Code of Business Conduct and Ethics is publicly available on our website at www.allego.eu and is reviewed on an annual basis. For the year ended December 31, 2023, we did not grant any waivers of the Code of Business Conduct and Ethics.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Accountants LLP (“E&Y”), our independent registered public accounting firm, for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
(In €’000)	2023	2022
Audit Fees(1)	5,086	3,847
Audit-Related Fees(2)	38	—
Tax Fees(3)	—	—
All Other Fees	—	—
Total	5,124	3,847
(1)Audit Fees consist of fees billed for professional services rendered by the principal accountant for the audit of our annual consolidated financial statements, and those of our consolidated subsidiaries, as well as additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)Audit-Related Fees consist of fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our consolidated financial statements.
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
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
Not applicable.
ITEM 16K.    CYBERSECURITY
Cybersecurity risk management and strategy
We maintain a cybersecurity risk assessment program and framework as set forth in our cybersecurity policies and standards. We have designed our security program around the International Organization for Standardization International Electrotechnical Commission (ISO/IEC) 27001 standard on a strategic and tactical level. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the ISO/IEC standard as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business. Additionally, in furtherance of identifying, assessing, and managing material cybersecurity risks, we:
•Perform risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology ("IT") environment, including those related to use of external cyber security partners. This risk management process consists of risk assessments for identification and decisions on risk treatment strategies with related risk treatment plans. All risks identified in this process are registered in Allego’s Risk Register;
•Perform regular internal assessments of our cybersecurity program against the -ISO/IEC 27001 standard. The results of these assessments are then reviewed and, based on such findings, action plans are developed and progress tracked through completion;
•Maintain security teams principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•Analyze cybersecurity incidents to determine applicability to our environment and industry. Findings from such analyses are then reviewed and utilized to create action plans where applicable and relevant to our environment and industry;
•Perform regular cybersecurity awareness trainings for our employees, and senior management; and
•Implemented a cybersecurity incident response plan that includes procedures for responding to cybersecurity threats.
The risk management process also includes third party risk assessments for third party service providers (e.g. Microsoft Azure Cloud and so-called Software as a Service providers). For this we have a Vendor Information Security Questionnaire (VISQ) which is being performed when introducing a new third-party service provider. Through contractual agreements, we will also monitor compliance with our cybersecurity requirements periodically. With respect to our third-party risk management processes, we employ third-party due diligence, onboarding, and other procedures designed to assess the data protection, data privacy, and cybersecurity practices of third-party service providers, suppliers and vendors. However, our ability to monitor or control such practices is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. When we become aware that a third-party service provider, supplier, or vendor has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connections to our systems, networks and information where appropriate.
We have not identified any risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See also “Item 3. Risk Factors—D. Risk Factors—Risks Related to Allego's Technology, Intellectual Property and Infrastructure—Allego may need to defend against intellectual property infringement or misappropriation claims, which may be time consuming and expensive,” “—Allego’s business may be adversely affected if it is unable to maintain, protect or enforce its rights in its technology and intellectual property,” and “—Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruption in service, which could harm Allego’s business.”
Cybersecurity governance
Our Board of Directors has ultimate oversight for risks relating to our cybersecurity program and practices and receives regular updates from our internal cybersecurity teams on cybersecurity risks and threats.
In addition, our Audit Committee provides Board-level oversight for management’s actions with respect to organization and global strategy used to identify, assess and manage our key cybersecurity programs and risks. The Audit Committee receives regular reports from management on our cybersecurity risks, including, as necessary, any updates on material cybersecurity incidents, as well as any incidents with lower impacts.
Our management team, including our Information Security team and IT management team, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our related external cyber security partners. Our management team takes steps to stay informed about and monitor the identification, prevention, detection, protection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings with internal cybersecurity team members and external consultants, threat intelligence and other information obtained from governmental, public or private sources, and alerts and reports that are generated by security tools deployed in the information systems’ environments.

PART III
ITEM 17.    CONSOLIDATED FINANCIAL STATEMENTS
See Item 18.
ITEM 18.    CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements and related notes of Allego are filed as part of this Annual Report beginning on page F-1.

ITEM 19.    EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

1.1
English translation of Deed of Conversion and Amendment of the Articles of Association of Allego (incorporated by reference to Exhibit 1.1 of Allego N.V.’s Form 20-F filed with the SEC on March 22, 2022).

2.1*	Description of Securities.

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

4.4	Allego Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 of Allego’s Form F-4 filed with the SEC on September 30, 2021 (file no. 333-259916)).

4.5
Second Special Fee Agreement, dated as of February 25, 2022, by and between Madeleine and E8 Investors, with Novation contract signed on May 5, 2022 (incorporated by reference to Exhibit 10.15 to Allego N.V.’s Post-Effective Amendment No. 1 to Form F-1 filed with the SEC on September 30, 2022 (file no. 333-264056)).

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

18.1*	List of Subsidiaries.

97.1*	Allego N.V. Incentive-Based Compensation Recovery Policy.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
*Filed herewith.
**Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

May 15, 2024	By:	/s/ Mathieu Bonnet
Name: Mathieu Bonnet
Title: Chief Executive Officer

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Allego N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Allego N.V. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the financial statements, the Company has suffered recurring losses from operations, has a potential breach of its debt covenants and has stated that substantial doubt exists about the Company’s ability to continue as a going concern.

Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Ernst & Young Accountants LLP
We have served as the Company’s auditor since 2018
Amsterdam, Netherlands
May 15, 2024

Consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Revenue from contracts with customers	6
Charging sessions		103,265	65,347	26,108
Service revenue from the sale of charging equipment		10,303	33,585	37,253
Service revenue from installation services		20,391	28,630	19,516
Service revenue from operation and maintenance of charging equipment		5,399	3,230	3,414
Service revenue from consulting services		6,095	3,108	—
Total revenue from contracts with customers		145,453	133,900	86,291
Cost of sales
Cost of sales - charging sessions		(81,396)	(77,792)	(31,021)
Cost of sales - sale of charging equipment		(8,842)	(28,065)	(21,243)
Cost of sales - installation services		(17,400)	(20,167)	(15,793)
Cost of sales - operation and maintenance of charging equipment		(1,621)	(631)	(1,219)
Total cost of sales		(109,259)	(126,655)	(69,276)
Gross profit		36,194	7,245	17,015
Other income/(expenses)	7	(6,603)	3,724	10,853
Selling and distribution expenses	8	(2,603)	(2,587)	(2,472)
General and administrative expenses	9	(98,957)	(323,358)	(329,297)
Operating loss		(71,969)	(314,976)	(303,901)
Finance income/(costs)	12	(37,809)	10,320	(15,419)
Loss before income tax		(109,778)	(304,656)	(319,320)
Income tax	30	(504)	(636)	(352)
Loss for the year		(110,282)	(305,292)	(319,672)
Attributable to:
Equity holders of the Company		(109,898)	(304,778)	(319,672)
Non-controlling interests		(384)	(514)	—
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	13	(0.41)	(1.21)	(1.68)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Loss for the year		(110,282)	(305,292)	(319,672)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	24	(65)	98	(14)
Income tax related to these items		—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(65)	98	(14)
Items that may not be reclassified to profit or loss in subsequent periods
Changes in the fair value of equity investments at fair value through other comprehensive income	19	(14,832)	(10,595)	—
Remeasurements of post-employment benefit obligations	26	(9)	(27)	—
Income tax related to these items		461	326	—
Other comprehensive income/(loss) that may not be reclassified to profit or loss in subsequent periods, net of tax		(14,380)	(10,296)	—
Other comprehensive income/(loss) for the year, net of tax		(14,445)	(10,198)	(14)
Total comprehensive income/(loss) for the year, net of tax		(124,727)	(315,490)	(319,686)
Attributable to:
Equity holders of the Company		(124,343)	(314,976)	(319,686)
Non-controlling interests		(384)	(514)	—
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2023 and December 31, 2022

(in €‘000)	Notes	December 31, 2023	December 31, 2022
Assets
Non-current assets
Property, plant and equipment	15	176,603	134,718
Intangible assets	16	21,013	24,648
Right-of-use assets	17	76,812	47,817
Deferred tax assets	30	807	523
Other financial assets	19	52,641	64,693
Total non-current assets		327,876	272,399
Current assets
Inventories	18	34,104	26,017
Prepayments and other assets	21	17,934	6,873
Trade and other receivables	20	56,043	47,235
Contract assets	6	—	1,512
Other financial assets	19	1,776	601
Cash and cash equivalents	22	44,585	83,022
Total current assets		154,442	165,260
Total assets		482,318	437,659

Equity
Share capital	23	32,521	32,061
Share premium	23	372,135	365,900
Reserves	24	(23,141)	(6,860)
Accumulated deficit		(461,198)	(364,088)
Equity attributable to equity holders of the Company		(79,683)	27,013
Non-controlling interests		361	745
Total equity		(79,322)	27,758
Non-current liabilities
Borrowings	25	350,722	269,033
Lease liabilities	17	71,563	44,044
Provisions and other liabilities	26	11,793	520
Contract liabilities	6	180	2,442
Deferred tax liabilities	30	1,549	2,184
Derivative liabilities	29	6,720	—
Total non-current liabilities		442,527	318,223
Current liabilities
Trade and other payables	28	76,948	56,390
Contract liabilities	6	9,823	7,917
Current tax liabilities	30	1,050	1,572
Lease liabilities	17	11,927	7,280
Provisions and other liabilities	26	18,643	17,223
Warrant liabilities	27	—	1,296
Derivative liabilities	29	722	—
Total current liabilities		119,113	91,678
Total liabilities		561,640	409,901
Total equity and liabilities		482,318	437,659
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2023, 2022, and 2021

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
As at January 1, 2021		1	36,947	3,823	(114,515)	(73,744)	—	(73,744)
Loss for the year		—	—	—	(319,672)	(319,672)	—	(319,672)
Other comprehensive income/(loss) for the year		—	—	(14)	—	(14)	—	(14)
Total comprehensive income/(loss) for the year		—	—	(14)	(319,672)	(319,686)	—	(319,686)
Share premium contribution	23	—	26,000	—	—	26,000	—	26,000
Other changes in reserves	24	—	—	386	(386)	—	—	—
Share-based payment expenses	11	—	—	—	291,837	291,837	—	291,837
Transaction costs, net of tax	23	—	(1,059)	—	—	(1,059)	—	(1,059)
As at December 31, 2021		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
As at January 1, 2022		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
Loss for the year		—	—	—	(304,778)	(304,778)	(514)	(305,292)
Other comprehensive income/(loss) for the year		—	—	(10,169)	(29)	(10,198)	—	(10,198)
Total comprehensive income/(loss) for the year		—	—	(10,169)	(304,807)	(314,976)	(514)	(315,490)
Other changes in reserves	24	—	—	(886)	886	—	—	—
Equity contribution (Allego Holding shareholders)	23	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	23	1,789	85,808	—	—	87,597	—	87,597
Equity contribution (PIPE financing)	23	1,800	130,890	—	—	132,690	—	132,690
Equity contribution (Private warrants exercise)	23	160	13,694	—	—	13,854	—	13,854
Non-controlling interests on acquisition of subsidiary	4	—	—	—	—	—	1,259	1,259
Share-based payment expenses	11	—	—	—	82,569	82,569	—	82,569
As at December 31, 2022		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
As at January 1, 2023		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
Loss for the year		—	—	—	(109,898)	(109,898)	(384)	(110,282)
Other comprehensive income/(loss) for the year		—	—	(14,436)	(9)	(14,445)	—	(14,445)
Total comprehensive income/(loss) for the year		—	—	(14,436)	(109,907)	(124,343)	(384)	(124,727)
Other changes in reserves		—	—	(1,845)	1,845	—	—	—
Issuance of shares under the LTIP from IPO Grant Shares	23	1	—	—	—	1	—	1
Issuance of shares under the LTIP from RSUs	23	80	—	—	(80)	—	—	—
Issuance of shares in exchange of Public Warrants	23	379	7,190	—	—	7,569	—	7,569
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	23	—	(955)	—	—	(955)	—	(955)
Share-based payment expenses	11	—	—	—	11,032	11,032	—	11,032
As at December 31, 2023		32,521	372,135	(23,141)	(461,198)	(79,683)	361	(79,322)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2023, 2022 and 2021

(in €‘000)	Notes	2023	2022	2021
Cash flows from operating activities
Cash generated from/(used in) operations	14	(30,681)	(95,704)	(2,921)
Interest paid		(14,792)	(9,224)	(5,996)
Interest received		1,156	—	—
Proceeds from settlement of interest cap derivatives	19	—	1,071	—
Payment of interest cap derivative premiums	19	—	(4,068)	—
Income taxes received/(paid)		(852)	(424)	(296)
Net cash flows from/(used in) operating activities		(45,169)	(108,349)	(9,213)

Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	4	—	(9,720)	—
Acquisition of MOMA, net of cash acquired	4	—	(58,644)	—
Purchase of property, plant and equipment	15	(69,060)	(25,581)	(9,983)
Proceeds from sale of property, plant and equipment	15	—	45	1,207
Purchase of intangible assets	16	—	(1,572)	(6,793)
Proceeds from government grants	15	137	512	1,702
Other cash flows used in investing activities		17	—	(1,500)
Net cash flows from/(used in) investing activities		(68,906)	(94,960)	(15,367)

Cash flows from financing activities
Proceeds from borrowings	25	82,400	159,210	44,315
Repayment of borrowings	25	—	(23,403)	—
Payment of principal portion of lease liabilities	17	(4,692)	(5,227)	(3,215)
Payment of transaction costs on new equity instruments	23	(498)	(925)	(134)
Payment of transaction costs on borrowings	25	(1,576)	(10,751)	—
Proceeds from issuing equity instruments (Spartan shareholders)	4, 23	—	10,079	—
Proceeds from issuing equity instruments (PIPE financing)	4, 23	—	132,690	—
Net cash flows from/(used in) financing activities		75,634	261,673	40,966

Net increase/(decrease) in cash and cash equivalents		(38,441)	58,364	16,386
Cash and cash equivalents at the beginning of the year		83,022	24,652	8,274
Effect of exchange rate changes on cash and cash equivalents		4	6	(8)
Cash and cash equivalents at the end of the year	22	44,585	83,022	24,652
The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated financial statements

1    Reporting Entity
Allego N.V. (“Allego” or the “Company”) was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021 under the laws of the Netherlands, under the name of Athena Pubco B.V.
On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”). The public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.
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
These financial statements are consolidated financial statements for the group consisting of Allego N.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”). Further disclosure on why the Company’s consolidated financial statements include comparative information for transactions occurring during the year ended December 31, 2021, despite the Company only being incorporated on June 3, 2021, is provided in Note 2 and Note 3. Allego’s principal subsidiaries are listed in Note 37.
2    Material accounting policies
This section provides an overview of the material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the periods presented, unless otherwise stated.
2.1. Basis of preparation
2.1.1 Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were prepared by the Executive Board and were approved and authorized for issuance in accordance with a resolution of the Board of Directors on May 15, 2024.
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

Therefore, the comparable consolidated financial statements as of and for the year ended December 31, 2021 and the prior period from January 1, 2022, until March 16, 2022 represent the consolidated financial statements of Allego Holding and its subsidiaries.
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
The Group’s scale of operations
The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including 2023 and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank financing and equity issuance. During 2022, the Group entered into a new facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. Refer to the more detailed description of the terms and conditions in the Financing section below. The Group’s strategy is based on further growth and will require additional significant funding from lenders or its existing or new shareholders.
Financial position of the Group
As at December 31, 2023, the losses incurred during the first years of its operations (partially offset by equity contributions from 2022), resulted in a negative equity of €79,322 thousand. (December 31, 2022: positive €27,758 thousand) and cash and cash equivalents of €44,585 thousand (December 31, 2022: €83,022 thousand). As of December 31, 2023 an amount of approximately €39,000 thousand included in the cash and cash equivalents originated from the drawdown of the renewed facility and will be used for capital expenditures in early 2024.
The Group's operations to date have been funded by borrowings from the banks, as well as proceeds from the SPAC Transaction. In the consolidated statement of financial position as at December 31, 2023, the carrying value of the Group’s borrowings amounts to €350,722 thousand (December 31, 2022: €269,033 thousand). Additionally, the Group had €83,490 thousand in lease liabilities (December 31, 2022: €51,324 thousand) and €76,948 thousand in trade and other payables (December 31, 2022: €56,390 thousand).
Financing
On December 19, 2022, the Group entered into a new facility agreement (“the renewed facility”) with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of (i) €170,000 thousand used to settle the old facility, (ii) up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses) and (iii) up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes). The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. As of December 31, 2023, the Group has not drawn on €8,390 thousand of this facility and the unutilized amount from the guarantee facility is €17,500 thousand. The Company has not drawn any further amount from the renewed facility till the date of issuance of financial statements.
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.
Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.
The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and the first testing date of the leverage ratio is June 30, 2024.

Even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented the Group is also forecasted to potentially breach the interest cover ratio and leverage ratio covenants at December 31, 2024 and the Group is dependent on obtaining additional financing to execute on its business plan. The covenant ratios are increasing every testing date until June 30, 2027 in line with this business plan.
Please refer to Note 34 for additional detail on loan covenants, and Note 25 for information on the terms and conditions of the renewed facility.
In parallel to the renewed facility, the Group entered into interest rate cap derivatives to help offset the interest rate risk on at least 65% of the outstanding loan amounts under the renewed facility. The Group has two interest rate caps in place with a notional of €240,500 thousand (December 31, 2022: two interest rate caps with a notional of €181,487 thousand) which mature in December 2027. As at December 31, 2023, the interest rate caps cover approximately 67% (December 31, 2022: 65%) of the variable loan principal outstanding. The strike price changes over time and ranges between 1.50% and 3.43%.
Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Additional information on interest rate risk is described in Note 33.
Liquidity forecasts
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until December 31, 2025, incorporating current cash levels, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.
Management has performed an analysis of its liquidity forecast until December 31, 2025 and prepared a scenario that assumes capital expenditure levels based on the currently available funds, remaining undrawn portion of the renewed facility, as well as service revenue inflows derived from only existing contracts.
Under this scenario, the Group is forecasted to have sufficient available cash and liquidity but has limited headroom. The key assumptions in the analysis are related to the utilization rates of charging stations and the sales prices. These assumptions are sensitive and any adverse change in these assumptions will result in insufficient available cash and liquidity. Under this scenario the Group is also forecasted to breach the interest cover ratio and leverage ratio covenants at December 31, 2024.
In the event the Group fails to meet its loan covenants, or the Group’s forecasts prove to be inaccurate, the Group may be required to obtain additional financing, a waiver for its covenants and/or renegotiation with its current lender. The Group may not be able to negotiate on acceptable terms, or at all. If the Group is unable to raise additional capital when desired, its business, financial condition and results of operations would be adversely affected and may no longer be able to operate as a going concern.
The Company is exploring various options to mitigate the uncertainties related to the funding to be obtained and the potential breach of its covenants by:
•obtaining additional external and shareholder funding.
•delaying capital expenditures.
•negotiating with their current lenders to obtain a covenant waiver.
•funding operations through the special purpose vehicles (i.e.asset companies) with external parties.
•securing non-committed pipeline of sales and services projects.
Please note that securing non-committed pipeline of sales and service projects does not guarantee immediate mitigation of any potential breach of financial covenants. The effectiveness of this measure is contingent upon the Company's success in generating adequate operational EBITDA, which is unpredictable and depends on the timings and the satisfaction of various performance obligations.
As described above, long-term investments, development activities, and operations beyond December 31, 2025 will require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.
As a result of management’s forecast and the potential breach of its covenants combined with the need for additional funding, there is a material uncertainty that casts significant doubt upon the Group’s ability to continue as a going concern, and therefore, whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.
Although the expectation for the coming year is that the Company will continue to have net losses and make additional investments, its cash flows from operations and renewed credit facility is expected to be sufficient until December 31, 2025 based on the Company’s forecast and the remediation options available. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.
The financial statements do not contain any adjustments that would result if the Group and Company were unable to continue as a going concern.
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
Associates are all entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method and are initially recognized at cost, including any potential transaction costs, as of the date the significant influence was obtained. Subsequently, the Group’s share of the profit or loss and other comprehensive income/(loss) of the associates is included in the consolidated financial statements until the date on which the significant influence ceases. As at December 31, 2023, the Group has one associate (December 31, 2022: one, December 31, 2021: nil).
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
2.4. Principles for the consolidated statement of cash flows
The consolidated statement of cash flows is prepared based on the indirect method. The consolidated statement of cash flows distinguishes between cash flows from operating, investing and financing activities. The cash items disclosed in the statement of cash flows comprise cash at bank, cash in hand, deposits held at call with financial institutions, and bank overdrafts when they are considered an integral part of the Group’s cash management.
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
2.6. New and amended standards
2.6.1 New and amended standards adopted by the group
A number of amended standards have been published by the IASB and are effective as of January 1, 2023, The Group did not have to change its accounting policies or make retrospective adjustments as a result of applying these standards and amendments because these amended standards do not have a material effect on the Group's consolidated financial statements for the year ended December 31, 2023:
•IFRS 17 – Insurance Contracts. This standard does not have an impact on the Group's consolidated financial statements because the Group does not have any contracts qualifying as insurance contracts.
•Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules. This amendment will only become relevant if the Group reaches an annual turnover of at least Euro 750 million per year. The Group does not yet reach this revenue threshold and no assessment was yet performed to determine if it would be in scope via its majority shareholders. Should any of these conditions change, then the application of Pillar Two could have a material adverse effect on the Group's business, financial position and results of operations.
•Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. This amendment does not have an impact on the Group's consolidated financial statements
•Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Material Accounting Policies. The Group assessed the impact of this amendment and updated its consolidated financial statements accordingly.
•Amendments to IAS 8 - Definition of Accounting Estimates. This amendment does not have an impact on the Group's consolidated financial statements
2.6.2 New standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
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
Other new and amended standards and interpretations
The following new and amended standards have been published by the IASB and will become effective on or after January 1, 2024:
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements
•Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback
•Amendments to IAS 1 - Non- Current Liabilities with Covenants
•Amendments to IAS 21 - Lack of Exchangeability
The adoption of the amendments listed above is not expected to have an impact on the Group’s consolidated financial statements.
2.7. Summary of material accounting policies
2.7.1 Segment reporting
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
Charging sessions
Charging sessions reflect the revenues related to charging sessions at charging equipment owned by the Group. The Group acts as a charge point operator in public spaces, at consumers' homes and at companies' locations. The Group supplies electricity to owners and drivers of electric vehicles which use a charge card issued by a mobility service provider (“MSP”), credit card or a charging app to pay for these services. Charging revenue is recognized at the moment of charging, when the control of electricity is transferred to the customer. The Group is acting as a principal in charging transactions for charging equipment that is owned by the Group as it has the primary responsibility for these services and discretion in establishing the price of electricity.
The Group is considered an agent in charging transactions for charging equipment owned by third parties as the Group does not have control over electricity, the Group has to reimburse the electricity costs to EV drivers, and because the charging services to homeowners and company locations are administrative in nature.
Sale of charging equipment
The Group enters into agreements with customers for the sale of charging equipment. These contracts are development contracts with customers under which the Group purchases and installs charging equipment at the relevant locations. The Group has determined that the sale and installation of the equipment constitute two distinct performance obligations since the integration of both performance obligations is limited, the installation is relatively straight-forward and these installation services can be provided by other suppliers as well. These separate performance obligations are both sold on a stand-alone basis and are distinct within the context of the contract. When the contract includes multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where such stand-alone selling prices are not directly observable, these are estimated based on expected cost-plus margin.
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
Operation and maintenance of charging equipment
Service revenue from operation and maintenance (“O&M”) services of charging equipment owned by customers is recognized over time. Services include the deployment of the Group’s cloud-based platform to collect, share and analyze charging data as well as the maintenance of the site. Customers are invoiced on a monthly basis and consideration is payable when invoiced. The Group recognizes revenue from O&M services over time using an output method in measuring progress towards complete satisfaction of its performance obligations (straight lining the recognition of revenue over the period of the contract) as the Group believes this method faithfully depicts their performance. Any upfront billing and payments are accounted for as an advance payment.
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
2.7.5 Cost of sales
Cost of sales represents the electricity cost for the charging revenues, which is billed to the Group by utility companies, including the electricity purchased under all PPA contracts, maintenance costs, depreciation expense related to charging equipment and charging infrastructure, and amortization expense related to the EV Cloud platform. Cost of sales related to development contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the O&M contracts mainly consists of the third-party service cost (such as costs incurred for monitoring the state of charging poles, cleaning of charging poles, data-related costs). These expenses are recognized in the period in which they are incurred.

2.7.6 Other income/(expenses)
The Group recognizes other income/(expenses) from the following sources:
•sale of CO2 tickets issued by government (for example, “HBE certificates” or hernieuwbare brandstofeenheden in the Netherlands and similar schemes in Germany and France);
•government grants;
•disposal of property, plant and equipment;
•sublease rental income;
•fair value gains/(losses) on derivatives (power purchase agreements, purchase options);
•fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives; and
•other items.
For CO2 tickets issued by governments IAS 20 Accounting for government grants and disclosure of government assistance is applicable. CO2 tickets are initially recognized at fair value as inventory (refer to the accounting policies on inventories in Note 2.7.16). Other income from the sale of CO2 tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany and France) includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.
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
2.7.7 Government grants
Government grants are recognized where there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, which it is intended to compensate, are expensed. Income from government grants is recorded in the consolidated statement of profit or loss as other income/(expenses).
When the grant relates to an asset, the carrying amount of the related asset is reduced with the amount of the grant. The grant is recognized in the consolidated statement of profit or loss over the useful life of the depreciable asset by way of a reduced depreciation charge.
Grants relating to assets relate to the Group’s chargers and charging infrastructure. Refer to Note 15 for details.
2.7.8 General and administrative expenses
General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation of right-of-use assets, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.9 Selling and distribution expenses
Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, amortization costs, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.
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
The Group operates various pension plans, including both defined benefit and defined contribution plans, for its employees in the Netherlands, Belgium, Germany, Denmark, Norway and Sweden. To the employees in France, both pension plan and a statutory end-of-service benefit applies. The plans are generally funded through payments to insurance companies or trustee-administered funds as determined by periodic actuarial calculations.
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
2.7.11.1 Second special fees agreement
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
IFRS 2 requires the total expense to be recognized over the vesting periods, which are the periods over which all of the specified service and non-market vesting conditions are to be satisfied. For the Second Special Fees Agreement the expenses are recognized over the service periods (from the grant date until each forecasted equity injection, refer to Note 3.1.2). The Group shall revise its estimate of the length of the vesting periods, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting periods are extended.
2.7.11.2 Management Incentive Plan
The share-based payment arrangement in place related to the Management Incentive Plan (“MIP”) includes two types of options that can be issued to the key management personnel: the grant options and the performance options. The options issued under the plan are classified as equity-settled share-based payment transactions, as the settlement with the participants shall be made using the company’s shares, as such they fall in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
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
The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the relevant service period, which is concluded to start on March 17, 2022 (the date at which the Group became a listed entity) as at that date there was a valid expectation of an award and a corresponding obligation by the Group, and end on September 18, 2023 (the end of vesting period). At the end of each reporting period, the Group revises the expense for the services received based on the non-market vesting and service conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
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
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As the exercise price applicable to the options under the Company's Management Incentive Plan is negligible, no specific option-pricing models are used by the Company and the fair value of options granted is determined by reference to the fair value of the Company’s share at the grant date, excluding the impact of any service and non-market performance vesting conditions. At the end of each period, the Group revised its estimates of the number of options that are expected to vest based on the service conditions and non-market conditions, with the final revision made in December 2023, when all options vested.
2.7.11.3 Other share-based payment plans
The share-based payment arrangement in place related to the Long-Term Incentive Plan ("LTIP") qualifies as equity settled share-based payments in accordance with IFRS 2. As mentioned in Note 11.4, as part of Allego´s incentive plans, certain eligible members of the Board of Directors, Executive Committee and employees were granted Restricted Stock Units ("RSUs"), performance based share options ("LTIP Performance Options"), Company ordinary shares ("IPO Grant Shares") and special options ("LTIP Special Options"), based on the Company's internal performance evaluation framework.
The grant date fair value is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period, being the period over which all of the specified vesting conditions are satisfied. For all awards the service period is concluded to start on the date when there was a valid expectation of an award and a corresponding obligation by the Group. The RSUs awarded to employees and the LTIP Performance Options awarded to executive officers are recognized over the relevant service period (three years for RSUs to employees and two to three years for LTIP Performance Options starting from grant date). For the LTIP Special Options, IPO Grant Shares and the RSUs awarded to eligible members of the board of directors, there are no vesting conditions, the vesting date being the grant date and the expenses are recognized immediately. At the end of each reporting period, the Group revises the expense for the services received based on the vesting conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
The RSUs, LTIP Performance Options, IPO Grant Shares, and LTIP Special Options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
When the awards are vested, the Group transfers the appropriate number of shares to employees. Where awards are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture. In case of awards to a good leaver for which vesting conditions are not satisfied during the vesting period, failure to satisfy the conditions is treated as a cancellation with immediate recognition of any expense that were not previously recognized. Where an award is designated as a replacement award, any incremental fair value must be recognized over the vesting period of the replacement award. The incremental fair value is the difference between the fair value of the original award and that of the modified award, both measured at the date of modification.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As the exercise price applicable to the LTIP Performance Options, RSUs, IPO Grant Shares and LTIP Special Options under the LTIP is negligible, no specific option-pricing models are used by the Company for these awards. The fair value of the awards granted under these plans is determined by reference to the fair value of the Company’s share at the grant date. At the end of each period, the Group revises its estimates of the number of LTIP Performance Options that are expected to vest based on the service conditions and non-market conditions. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to accumulated deficit.
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
2.7.13 Intangible assets
The Group’s intangible assets consist of software, customer relationships and goodwill. Software primarily comprises the Group’s internally developed EV Cloud platform and software purchased from third parties. Customer relationships, software and goodwill resulted from the acquisition of MOMA business combination as detailed in Note 4.
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
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use over its estimated useful life of three years. Following initial recognition, internally developed software is carried at cost less any accumulated amortization and accumulated impairment losses.
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
Customer relationships
The customer relationships were acquired as part of the acquisition of MOMA business combination (see Note 4 for details). They are recognized at their fair value at the date of acquisition and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships are amortized on a straight-line basis over its useful life, which is based on the timing of projected cash flows of the contracts.
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
2.7.14 Leases
Group as a lessee
The Group leases office buildings, cars, software, land permits and other assets. Other assets comprise office furniture. Rental contracts are typically agreed for fixed periods of several years. The contractual lease term of office buildings is typically set at five years but may have extension options as described below. The contractual lease term of cars is set at four years, where extensions are unusual. Software relates to the right of use of a third-party supplier’s application software. The contractual lease term of software is set at five years with a two-year extension option. The contractual lease term of land permits is set between 10 years and 15 years, where extension is depended on future performance of the sites.
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
The determined remaining lease terms per December 31, 2023 vary in ranges of 1 up to 15 years for land permits, 1 up to 12 years for offices and other assets, and 1 up to 4 years for cars and software.
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
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of other income/(expenses).

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
Impairment of goodwill
Goodwill impairment testing is performed annually or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment. These indicators include changes in the business climate, changes in management, legal factors, operating performance indicators or sale of disposal of the acquired business. The Group allocates goodwill to a group of CGU’s for the purpose of impairment testing based on such CGU's being expected to benefit from the business combination in which the goodwill arose. This group of CGU's is the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by Allego at the level of the operating segment, which is the Company as a whole.
The carrying amount of goodwill is compared with the recoverable amount of the group of CGU’s it was allocated to, which is the higher of the group of CGU’s value in use and its fair value less cost to sell. In case indication of impairment exists and when the Group uses a discounted cash flow (“DCF”) model to determine the value-in-use, the cash flow projections contain assumptions and estimates of future expectations. This value in use is determined using cash flow projections from financial budgets approved by senior management covering a five-year period, cash flows beyond the five-year period are extrapolated using a growth rate and the future cash flows are discounted. The value in use amount is sensitive to the discount rate used in the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.
The impairment assessment was performed for the year ended December 31, 2023, resulting in a sufficient headroom (refer to Note 16 for details), as such no impairment was identified.
Impairment of other intangible assets
During the year ended December 31, 2023 no impairment indicators were identified for other intangible assets.
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
CO2 Tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany and France)
The Group distinguishes the CO2 Tickets issues by government (for example, HBE certificates in the Netherlands and similar schemes in Germany and France).
The Group's policy is to sell the CO2 Tickets received from the government in the ordinary course of business. These CO2 Tickets are initially recognized when the underlying electricity volumes are sold to charging customers, because at this point in time would be reasonably certain that these certificates will be received. These CO2 Tickets are initially measured at fair value, which is the initial cost of the certificates. Upon initial recognition of the certificates, the Group records a corresponding gain in other income/(expenses). They are subsequently stated at the lower of cost and net realizable value. Costs are assigned on an individual basis. Net realizable value is the average market price available at closing of the period less the estimated costs necessary to make the sale, considering the existing sales contracts. The sale of CO2 Tickets is recognized based on the agreements between the Group and the buyers. The Group recognizes the income from sale of CO2 Tickets when the control is transferred to the buyer because at this point in time the performance obligation is satisfied.
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
Financial assets at FVOCI – equity instruments
The Group measures all equity investments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to the consolidated statement of profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in the consolidated statement of profit or loss as other income/(expenses) when the Group’s right to receive payments is established.
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
This category includes interest cap derivatives which are included under non-current other financial assets. In 2022, the Group also had purchase options derivatives which were included under current other financial assets and preference shares derivatives which were included under non-current other financial assets.
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
Trade receivables and contract assets
The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets (if present). To measure the ECLs, trade receivables and contract assets are grouped based on shared credit risk characteristics and the days past due. If present, the contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same types of contracts. The

Group has therefore concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.
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
Financial liabilities at FVPL
Financial liabilities at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognized in the consolidated statement of profit or loss.
This category includes derivative liabilities relating to Power Purchase Agreements (PPAs) and warrant liabilities which are presented under non-current or current liabilities, depending on their respective maturity.
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
Derivatives
The Group uses derivative financial instruments, interest rate caps to hedge its interest rate risks, derivative liabilities relating to PPAs to hedge its price risk, and warrant liabilities. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The Group does not apply hedge accounting. Therefore, changes in the fair value of the Group’s derivative financial instruments are recognized immediately in the consolidated statement of profit or loss and are included in finance income/(costs) for interest rate caps and warrant liabilities, and in other income/(expenses) for derivative liabilities relating to PPAs.
Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Warrant liabilities
According to management’s assessment, both the Public Warrants and Private Placement Warrants were within the scope of IAS 32 and have been classified as a current derivative financial liability (based on the warrants being exercisable 30 days after the Closing Date of the BCA). In accordance with IFRS 9 Financial Instruments, the warrant derivatives that have been classified as financial liabilities shall be measured at fair value with subsequent changes in fair value to be recognized in the consolidated statement of profit or loss.
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
2.7.19 Cash and cash equivalents
Cash and cash equivalents include cash in hand, cash at banks, and deposits held at call with financial institutions. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.
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
2.7.21 Profit/(loss) per share
Basic profit/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
Diluted profit/(loss) per share adjusts the figures used in the determination of basic profit/(loss) per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. Potentially dilutive securities are excluded from the computation of diluted profit/(loss) per share if their inclusion is anti-dilutive (for example, if it would result in a lower profit/(loss) per share).
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
Warranty provisions
A provision for estimated warranty claims is made by the Group in respect of products sold that are under warranty at the end of the reporting period. The provision is based on historical warranty data and the claims are expected to be settled in the next 2 years.
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
As at December 31, 2023, the Group recorded a deferred tax asset, which relates to the partial recognition of the carried-forward tax losses of the Group’s operations in Germany and Belgium (December 31, 2022: Germany and Belgium). The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.
At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to history of losses and uncertainties such as the planned fiscal restructuring of the Group (e.g. the integration of the Mega-E group into the Allego group). Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.
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
2.7.24 Reclassification of prior year presentation
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated statement of financial position and consolidated statements of cash flows for the fiscal year ended December 31, 2022, to reclassify non-current portion of prepaid extended warranties.

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
The significant accounting estimates, assumptions and judgments applied in preparing the Group’s consolidated annual financial statements for the year ended December 31, 2023 are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022, as well as the Group's interim condensed consolidated financial statements for the nine months ended September 30, 2023, except for those estimates, assumptions and judgments which were not considered significant as of December 31, 2023 and the new estimates, assumptions and judgments identified during the year .
3.1. Judgments
In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements.
3.1.1 Revenue recognition
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
The Group enters into development contracts for the delivery and installation of charging equipment as a bundled package related to sales and services contracts. The Group has determined that there are two separate performance obligations in these contracts. These distinct promises are (1) to deliver the charging equipment and, (2) to install the charging equipment (including the connection to the grid). The main reasons for separating these performance obligations are that these promises can be fulfilled separately with other readily available resources, and that the Group does not provide significant integration, modification or customization services related to the charging equipment.
In addition, the Group enters into development contracts related to engineering, procurement and construction ("EPC") contracts. Management concluded that these contracts contain three separate performance obligations, (1) development activities, (2) delivery of charging equipment and, (3) installation of charging equipment (including the connection to the grid). The rationale for the identification of these distinct performance obligations is similar to the reasons described for sales and services contracts.
The Group also provides operation and maintenance services to its customers which include operation of the EV charging infrastructure, maintenance of the charging points, access to the Group’s EV Cloud solution, EV Cloud software updates and interface management. The Group has determined that operation and maintenance services represent two distinct performance obligations.
3.1.2 Accounting for the second Special Fees Agreement
On February 25, 2022 (‘the Second Special Fees Agreement grant date’), the Company’s then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement, with the same external consulting firm as for the First Special Fees Agreement described above. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to the Group’s capital raising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine no longer holds any equity security in the Company. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the completion of the SPAC Transaction (the “Equity Injection(s)”).
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
3.1.3 Accounting for Power Purchase Agreements (PPAs)
The Group signed multiple Power Purchase Agreements (PPAs) during the years ended December 31, 2023 and December 31, 2022 for the purchase of electricity from renewable sources in the Netherlands and Germany.
Significant judgment was required to assess the accounting for these PPAs, depending on the specific characteristics of the underlying agreements. The following was considered in this assessment:
• whether the agreements contain a lease (IFRS 16); or if not
• whether the agreements meet the “own use” criteria (IFRS 9).
The Group concluded that the PPAs do not contain a lease, as while the Group has the right to obtain substantially all of the economic benefits from the use of the renewable energy assets in the PPAs, the design of the underlying renewable assets was predetermined, the operational control over the renewable assets is maintained by the suppliers, and the Group has no option to choose the timing and volumes of power production. Therefore, the Group is unable to direct the use of respective assets.
The Group further concluded that all German PPAs and some PPAs in the Netherlands entered into in the year ended December 31, 2023 and December 31, 2022 meet the “own use” criteria in IFRS 9, as these are physical PPAs for the purchase of renewable electricity in accordance with the expected usage requirements of the Group in these countries. As such, these agreements are accounted for as executory contracts.
The renewable electricity supplied by the remaining PPAs in the Netherlands will be sold occasionally on the spot electricity market, when the supply at particular moments in time is excessive, as such the renewable electricity supplied under these agreements does not meet the “own use” exemption in IFRS 9. As such the Group concluded that these PPAs contain an embedded derivative, being the renewable electricity supply, which is accounted for at fair value, and the host contract is treated as an executory contract.

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
3.2.1 Valuation of investment in equity securities
The fair value of investment in equity securities that are not traded in an active market is determined using valuation techniques. The Group used its judgment in selecting the discounted cash flow analysis as the relevant method for the investment in equity securities and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The details of the key assumptions used and the impact of changes to these assumptions over the valuation are disclosed in Note 32.
3.2.2 Valuation of share-based payments under the second Special Fees Agreement
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.
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
3.2.3 Valuation of derivative liabilities relating to Power Purchase Agreements (PPAs)
Estimating fair value for derivative liabilities relating to PPAs requires the most appropriate valuation methodology and involves a determination of the most appropriate inputs, and assumptions about them.
For the measurement of the fair value of these derivative liabilities at inception of the agreements (and subsequent measurement dates until the expiration of the agreements), the Group uses a discounted cash-flow model using contractual, company specific and market inputs. The electricity forward prices are among the key inputs and cannot be forecasted using observable market data for the whole duration of the contract. Other key inputs include the renewable electricity production volumes and discount rate (including the credit spread).
The assumptions and model used for estimating the fair value for derivative liabilities relating to PPAs are disclosed in Note 32.
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
The fair value of the Company’s shares exchanged in the transaction to Spartan amounted to €87,597 thousand. This resulted in a difference with the net assets of Spartan of €158,714 thousand. The difference is considered as an expense and was recognized in general and administrative expenses in the consolidated statement of profit and loss of the Group at the Closing Date, which represented the costs of service in respect of the stock exchange listing for Spartan’s shares.
Treatment of transaction costs
The total costs incurred in relation to the SPAC Transaction were analyzed to determine which were directly attributed to the issuance of new shares and therefore are to be deducted from equity directly instead of being recognized in the consolidated statement of profit or loss. For the year ended December 31, 2022, transaction costs incurred of € nil (December 31, 2021: €1,059 thousands) were directly attributable to the issuance of new shares and have been deducted from share premium. For the year ended December 31, 2022, transaction costs incurred of €7,190 thousand (December 31, 2021: €6,145 thousand) were not directly attributable to the issuance of new shares. These transaction costs were recorded in the consolidated statement of profit or loss, within general and administrative expenses. No transaction costs were incurred in relation to the SPAC Transaction during the year ended December 31, 2023.
Impact of the SPAC Transaction on loss per share
Upon the completion of the SPAC Transaction the already existing 124 shares in Allego Holding were exchanged for 235,935,061 shares with no cash contribution being made. As such, the exchange ratio used at March 16, 2022, has been deemed to be 1,902,702.
The contribution in kind of Spartan shares modified the number of ordinary shares with a change in resources (the net assets of Spartan are new in the Allego Group and are considered a change in resources). Therefore, such new shares would impact the weighted average number of ordinary shares outstanding from March 16, 2022. Consequently, the weighted average number of ordinary shares outstanding for basic and diluted earnings per share (“EPS”) for the period prior to March 16, 2022 is as follows:

December 31, 2021
Shares for basic EPS Allego Holding	100
Exchange ratio	1,902,702
Adjusted number of shares	190,270,211
1 Translated at the EUR/USD exchange rate as at March 16, 2022.
2 Gross proceeds: not inclusive of transaction expenses.

Acquisition of Mega-E (asset acquisition)
Following the execution of the SPAC Transaction on March 16, 2022, the Group exercised its call option right to acquire Mega-E, pursuant to the terms of the Mega-E Option. The Group paid a total purchase consideration of €10,594 thousand, comprising of €9,456 thousand for the shares and €1,138 thousand for the accrued interest on the deferred purchase price. The fair value of the net assets recognized as a result of the acquisition was €67,034 thousand. The main asset acquired was property, plant and equipment, which was initially measured at cost by allocating the purchase price based on the relative fair values of the assets. Mega-E has 100% interest in its subsidiaries, except for GreenToWheel SAS (“GreenToWheel”) in which it holds an interest of 80%, resulting in a 20% Non-controlling Interest (“NCI”) which amounted to €1,259 thousand. As described in Note 3, the transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 Business Combinations.
Acquisition of MOMA (business combination)
On March 26, 2021, the Group entered into two option agreements, pursuant to which the Group was entitled to purchase shares representing 8.50% of the share capital (on a fully diluted basis) of MOMA (the "Direct MOMA Shares") and 100% of Oury-Heintz Energie Applications SA ("OHEA"), which held 42.0% of the share capital of MOMA (the "Indirect MOMA Shares"). The shareholder's agreement of MOMA includes drag-along rights, which required the Group to acquire the remaining 49.50% of MOMA's share capital upon exercising its option rights. The Group extended the option agreements on September 28, 2021, under similar terms and conditions as the original agreements.
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
The Group paid a total purchase consideration of €59,986 thousand. The fair value of the net identifiable assets acquired was €49,262 thousand, resulting in the recognition of goodwill of €10,724 thousand.
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

Revenue from major customers
For the year ended December 31, 2023, there was one customer that had a revenue contribution of 10% or more of the Group's total revenue for the year (2022: one customers, 2021: two customers). The amount of revenue from the major customers can be broken down as follows:

(in €‘000)	2023		2022		2021
Customer A	—	*	—	*	23,974
Customer B	—	*	—	*	— *
Customer C	—	*	—	*	— *
Customer D	15,585		51,424		24,566
Total	15,585		51,424		48,540
*This customer's revenue contribution was less than 10% of the total revenue of the respective year.
Revenue from external customers
The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2023	2022	2021
The Netherlands	73,737	46,302	29,689
Belgium	21,364	10,692	4,358
Germany	22,553	15,045	14,477
France	23,289	55,815	32,098
Other	4,510	6,046	5,669
Total	145,453	133,900	86,291
Non-current assets by country
The amount of total non-current assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2023	December 31, 2022
The Netherlands	101,934	109,851
Belgium	14,609	8,778
Germany	85,179	43,510
France	41,136	32,675
Other	31,570	12,369
Total	274,428	207,183
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

(in €‘000)	2023	2022	2021
Type of goods or service
Charging sessions	103,265	65,347	26,108
Service revenue from the sale of charging equipment	10,303	33,585	37,253
Service revenue from installation services	20,391	28,630	19,516
Service revenue from operation and maintenance of charging equipment	5,399	3,230	3,414
Service revenue from consulting services	6,095	3,108	—
Total revenue from external customers	145,453	133,900	86,291
Timing of revenue recognition
Services transferred over time	32,337	34,968	22,930
Goods and services transferred at a point in time	113,116	98,932	63,361
Total revenue from external customers	145,453	133,900	86,291
Liabilities related to contracts with customers
The Group has recognized the following liabilities related to contracts with customers:

(in €‘000)	December 31, 2023	December 31, 2022
Assets
Current contract assets	—	1,512
Loss allowance	—	—
Total contract assets	—	1,512
Liabilities
Current contract liabilities	9,823	7,917
Non-current contract liabilities	180	2,442
Total contract liabilities	10,003	10,359
Refer to Note 20 for details on trade receivables and the loss allowance on trade receivables and contract assets.
Significant changes in contract liabilities
The change in contract liabilities is the result of the Group’s development contract activities which started in 2019 and which have increased since then. For certain development contracts, the Group provides services exceeding the payments received from customers which result in contract assets. Conversely, the Group receives prepayments for certain development contracts which result in contract liabilities. Contract liabilities increased mainly as a result of prepayments received for development contracts with EV Cars in current and previous years for which the performance obligations have not been satisfied before the current year-end. This increase has been offset by a decrease in contract liabilities of €452 thousand for charging services provided to one of the PIPE Investors during the current year. For more information on balances with related parties, reference is made to Note 36.2.
During the year ended December 31, 2022, the Group entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. During the current year, the Group satisfied a portion of the performance obligation related to this contract liability and the amount recognized as charging revenue was €452 thousand. As of December 31, 2023, €2,906 thousand (December 31, 2022: €3,358 thousand) of the contract liability balance relates to this arrangement, of which €2,726 thousand is recognized as current and €180 thousand is recognized as non-current.

Revenue recognized in relation to contract liabilities
The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2023	2022	2021
Revenue recognized that was included in the contract liability balance at the beginning of the period	7,453	21,192	7,280
Performance obligations
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	2023	2022
Within one year	14,062	24,791
More than one year	4,391	7,909
Total	18,453	32,700
As at December 31, 2023, the Group expects that 76% of the transaction price allocated to unsatisfied performance obligations will be recognized as revenue during the next financial reporting year. The remaining 24% will be recognized in the 2025 and 2026 financial reporting years. Of the total unsatisfied performance obligations, 84% relates to service revenue from the sale of charging equipment and service revenue from installation services. The remaining portion of 16% relates to revenue from charging sessions.
7    Other income/(expenses)

(in €‘000)	2023	2022	2021
Government grants	602	213	2,037
Income from CO2 tickets	6,230	9,527	5,403
Net gain/(loss) on disposal of property, plant and equipment	(7,970)	(12,528)	(210)
Sublease rental income	200	200	200
Fair value gains/(losses) on derivatives (PPAs)	(7,442)	—	—
Fair value gains/(losses) on derivatives (purchase options)	—	3,856	2,900
Fair value gains/(losses) on pref. shares derivatives and net gain/(loss) on sale of pref. shares derivatives	—	(69)	—
Other items	1,777	2,525	523
Total	(6,603)	3,724	10,853
Government grants
Government grants that relate to an expense item, are recognized as income on a systematic basis over the periods that the related costs, which the grants are intended to compensate, are expensed.
Income from sale of CO2 tickets
The Group sells CO2 tickets issued by government (for example, HBE certificates in the Netherlands and similar schemes in Germany and France) to companies that are required to compensate their use of non-green energy through a brokerage. These certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable.
For the year ended December 31, 2023, income from the sale of CO2 tickets includes a fair value gain on initial recognition of €6,636 thousand (2022: €9,423 thousand, 2021: €5,483 thousand) and a loss on the subsequent sale of €406 thousand (2022: gain of €104 thousand, 2021: loss of €80 thousand).
Net gain/(loss) on disposal of property, plant and equipment
During the year ended December 31, 2023, the Group recorded a loss on disposal of property, plant and equipment of €7,970 thousand (2022: €12,528 thousand, 2021: €210 thousand). This primarily consists of the costs of upgrading HPC charger locations where old chargers were replaced with new chargers.

Sublease rental income
Refer to Note 17.2 for details on the Group’s subleases.
Fair value gains/(losses) on derivatives (PPAs)
Refer to Note 29 for details on the Group's PPA derivative liabilities.
Fair value gains/(losses) on derivatives (purchase options)
Refer to Note 4 for details on the Group’s purchase options.
Fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives
In 2022, the Group has waived certain potential economic rights associated with a portion of the shares held by the Group in Voltalis for a consideration of €187 thousand. The transaction resulted in an immaterial loss, which has been recognized in the consolidated statement of profit or loss, within other income/(expenses). This transaction does not affect the Group's interest held in the ordinary share capital of Voltalis.
Other items
Other items primarily consists of reimbursements that the Group has received from one of its suppliers for chargers.
During the year ended December 31, 2023, the Group purchased a number of chargers that malfunctioned and the Group has disposed of these chargers. During the year ended December 31, 2023, the Group has recognized a gain of €1,400 thousand (2022: €2,250 thousand, 2021: € nil) for reimbursement received from suppliers.
8    Selling and distribution expenses

(in €‘000)	2023	2022	2021
Employee benefits expenses	1,236	1,650	1,898
Amortization of customer relationships	395	231	—
Depreciation of right-of-use assets	114	148	92
Marketing and communication costs	765	478	421
Housing and facility costs	39	48	60
Travelling costs	54	32	1
Total	2,603	2,587	2,472
Refer to Note 10 for a breakdown of expenses by nature.
9    General and administrative expenses

(in €‘000)	2023	2022	2021
Employee benefits expenses	42,796	65,089	105,025
Depreciation of property, plant and equipment	257	185	206
Depreciation of right-of-use assets	5,949	5,676	3,175
Amortization of intangible assets	723	577	97
IT costs	4,037	3,307	1,625
Housing and facility costs	764	490	337
Travelling costs	942	398	7
Legal, accounting and consulting fees	32,908	73,867	208,945
Insurance costs	4,276	7,164	397
Other costs	6,305	7,891	9,483
Share-based payment expenses - SPAC Transaction	—	158,714	—
Total	98,957	323,358	329,297

Employee benefits expenses include share-based payment expenses relating to the First and Second Special Fees Agreements, the management incentive plan and the long term incentive plan. For the year ended December 31, 2023, share-based payment expenses relating to the First Special Fees and Second Special Fees Agreements amount to € nil (2022: €21,188 thousand, 2021: €89,636 thousand) and €3,480 thousand (2022: €5,681 thousand, 2021: € nil), respectively, as certain directors of the Company are entitled to a percentage of the total benefits received by the external consulting firm as part of these agreements. Refer to Note 11.1 and Note 11.2 for details. Share-based payment expenses relating to the management incentive plan for the year ended December 31, 2023 amount to €6,242 thousand (2022: €14,361 thousand, 2021: € nil) as the Group has granted the options to acquire a percentage of the Company's issued share capital to key management personnel. Refer to Note 11.3 for details. Furthermore, employee benefit expenses for the year ended December 31, 2023 include share-based payment expenses relating to the long term incentive plan of €4,790 thousand (2022: € nil, 2021: € nil). Refer to Note 11.4 for details.
Legal, accounting and consulting fees for the year ended December 31, 2023 include share-based payment expenses relating to the First Special Fees Agreement of € nil (2022: €46,433 thousand, 2021: €202,201 thousand) and Second Special Fees Agreement of €6,607 thousand (2022: €11,712 thousand, 2021: € nil) as the Group has provided share-based payment awards to an external consulting firm. Refer to Note 11.1 and Note 11.2 for details.
Share-based payment expenses related to the SPAC Transaction for the year ended December 31, 2022 represent the difference between Spartan’s net assets at the Closing Date and the fair value of the Company’s shares exchanged in the transaction to Spartan. This difference is considered as an expense representing the costs of service in respect of the stock exchange listing for Spartan’s shares.
Refer to Note 10 for a breakdown of expenses by nature.
10    Breakdown of expenses by nature
10.1. Depreciation, amortization and impairments

(in €‘000)	2023	2022	2021
Included in cost of sales:
Depreciation of property, plant and equipment	20,090	16,542	5,417
Impairments of property, plant and equipment	510	701	354
Reversal of impairments of property, plant and equipment	(635)	(679)	(381)
Amortization of intangible assets	2,517	2,883	2,623
Depreciation of right-of-use assets	2,474	886	141
Included in selling and distribution expenses:
Depreciation of right-of-use assets	114	148	92
Amortization of customer relationships	395	231	—
Included in general and administrative expenses:
Depreciation of property, plant and equipment	257	185	206
Depreciation of right-of-use assets	5,949	5,676	3,175
Amortization of intangible assets	723	577	97
Total	32,394	27,150	11,724

10.2. Employee benefits expenses

(in €‘000)	2023	2022	2021
Included in selling and distribution expenses:
Wages and salaries	991	1,195	1,527
Social security costs	150	127	178
Pension costs	90	139	144
Termination benefits	—	194	11
Other employee costs	5	(5)	34
Contingent workers	—	—	4
Subtotal	1,236	1,650	1,898
Included in general and administrative expenses:
Wages and salaries	17,157	14,968	9,951
Social security costs	2,674	1,980	1,262
Pension costs	1,664	1,553	1,025
Termination benefits	265	222	42
Share-based payment expenses	14,512	41,230	89,636
Other employee costs	472	283	219
Contingent workers	6,052	4,853	3,358
Capitalized hours	—	—	(468)
Subtotal	42,796	65,089	105,025
Total	44,032	66,739	106,923
Average number of employees
During 2023, 218 employees were employed on a full-time basis (2022: 163, 2021: 127). Of these employees, 94 were employed outside the Netherlands (2022: 59, 2021: 40).
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
As the ABP pension plan contains actuarial risks, i.e. a recovery contribution is charged as part of the annual contribution, it does not qualify as a defined contribution plan under IAS 19 and thus qualifies as a defined benefit plan. Under IAS 19, the ABP pension plan qualifies as a multi-employer plan. The Group’s proportionate share in the total multi-employer plan is insignificant. The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2023 was €1,142 thousand (2022: €1,290 thousand, 2021: €1,034 thousand). The contributions to the ABP pension plan for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.
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
The funding ratio of the fund as at December 31, 2023 was 110.5% (December 31, 2022: 110.9%, December 31, 2021: 110.2%). The policy funding ratio as at December 31, 2023 was 113.9% (December 31, 2022: 118.6%, December 31, 2021: 102.8%), which is above the required minimum of 104.0% as prescribed by De Nederlandsche Bank (DNB).
Belgium
The Group operates a defined benefit pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid by employees. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, the plan qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of €1 thousand in 2023 (2022: € nil , 2021: €10 thousand) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.
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
The next table provides a summary of the changes in the defined benefit obligations in France.

(in €‘000)	2023	2022
Defined benefit pension provision - Opening	449	—
Current service cost	69	30
Interest cost	20	6
Total amount recognized in the consolidated statement of profit or loss	89	36
Remeasurement:
(Gain)/loss from change in financial assumptions	7	(19)
(Gain)/loss from change in demographic assumptions	8	—
Experience (gain)/loss	(7)	46
Total amount recognized in the consolidated statement of other comprehensive income	8	27
Acquisition	—	386
Benefit payments from plans	(9)	—
Defined benefit provision - Closing	537	449
Actuarial assumptions
The principal actuarial assumptions at the reporting dates are:

(in %)	2023	2022
Discount rate	3.1% - 3.2%	2.5% - 3.7%
Wage inflation	3.0%	2.5%
Turnover	5.3% - 20.1%	5.6% - 16.8%
The discount rate is based on yields on AA-rated high-quality bonds, with durations comparable to the duration of the pension plan’s liabilities. Based on the assumptions described in this note.
Sensitivity analysis
The calculation of the defined benefit obligation is sensitive to, amongst others, the discount rate, rate of inflation and changes in life expectancy. In 2023, the sensitivity analysis was as follows:

(In %)	-0.5%	+0.5%
Discount rate	5.5%	(5.0)%
Salary increases	(5.0)%	5.4%
Turnover rates	1.1%	(1.1)%
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
Other countries
The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden, Norway and Denmark. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €79 thousand in 2023 (2022: €67 thousand, 2021: €75 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2024 are expected to be in line with the contributions paid for the year ended December 31, 2023.

Other long-term employee benefits:
The Netherlands
Jubilee plan
The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2023. The valuation is carried out with a discount rate of 3.3% (December 31, 2022: 3.6%), an expected rate of salary increase of 2.5% (December 31, 2022: an increase of 2.5%) and a retirement age of 68 years (December 31, 2022: 68 years). The provision recorded in the Group’s consolidated statement of financial position amounts to €35 thousand as at December 31, 2023 (December 31, 2022: €26 thousand).
The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2023	2022
Jubilee provision – Opening	26	73
Current service cost	5	11
Interest cost	1	—
Remeasurements	3	(58)
Total amount recognized in the consolidated statement of profit or loss	9	(47)
Benefit payments	—	—
Jubilee provision – Closing	35	26
Senior leave plan
Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2023. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.
11    Share-based payments
11.1. First Special Fees Agreement
The First Special Fees Agreement was terminated in connection with the Business Combination in 2022. During the year ended December 31, 2023, the Group recognized share-based payment expenses of € nil (2022: €67,621 thousand, 2021: €291,837 thousand) for this equity-settled arrangement, with a corresponding increase in accumulated deficit. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, during the year ended December 31, 2023 the Group has recognized share-based payment expenses for an amount of € nil (2022: €46,433 thousand, 2021: €202,201) as legal, accounting and consulting fees, and share-based payment expenses for an amount of € nil (2022: €21,188 thousand, 2021: €89,636 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.
11.2. Second Special Fees Agreement
On February 25, 2022, the Allego Holdings' then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The agreement ultimately expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each, an “Equity Injection”).
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
The total fair value of the share-based payment arrangement as at December 31, 2023 is estimated at €38,583 thousand (2022: €33,481 thousand). The increase in fair value of the share-based payment arrangement is mainly driven by an increase in the probability and expected amount of the Equity Injection events.

The Group recognized a share-based payment provision related to the Second Special Fees Agreement of €26,894 thousand as of December 31, 2023 (December 31, 2022: €16,806 thousand), of which an amount of €16,677 thousand (December 31, 2022: €16,806 thousand) is recognized as a current liability, and an amount of €10,217 thousand (December 31, 2022: € nil) is recognized as a non-current liability in the consolidated statement of financial position.
Share-based payment expenses
During the year ended December 31, 2023, the Group recognized total share-based payment expenses with respect to the Second Special Fees Agreement of €10,088 thousand (2022: €17,393 thousand, 2021: € nil). As share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €6,607 thousand (2022: €11,712 thousand , 2021: € nil ) as legal, accounting and consulting fees and share-based payment expenses for an amount of €3,480 thousand (2022: €5,681 thousand , 2021: € nil ) has been recognized as employee benefit expenses, both within general and administrative expenses. These share-based payment expenses were recognized with a corresponding increase in liability for the year ended December 31, 2023, and for the period after the novation during the year ended December 31, 2022. For the period before the novation during the year ended December 31, 2022, these share-based payment expenses were recognized with a corresponding increase in accumulated deficit.
11.3. Management Incentive Plan
The establishment of the company’s management incentive plan ("MIP") was approved by the board of directors on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “MIP Grant Options”), and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “MIP Performance Options”). The granted options carry no dividend or voting rights. The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
Under the plan, the MIP Grant Options vest immediately, and the MIP Performance Options only vest if certain performance standards are met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
The amount of MIP Performance Options that will vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ends on September 18, 2023, for the MIP Grant Options and ten years from the grant date (May 14, 2022) for the MIP Performance Options.
In April 2023, one non-market performance condition included in the original MIP agreement was modified, together with its respective service period, to be applied to the group's performance over financial year 2023 instead of 2022. For the MIP performance options the blocking period was extended to April 30, 2024. The exercise period is ten years following the end of the blocking period. The exercise period and blocking period end date remain unchanged for the other MIP Performance Options. These changes result in an increased number of awards being expected to vest but do not have an impact on the fair value of the options.
On December 29, 2023, all MIP Options were modified to expire on June 30, 2024. Furthermore, the MIP Performance Options based on the modified MIP agreement were further modified to vest immediately. These modifications occurred as part of an approach towards retention of employees. These modifications do not result in a change in the number of awards expected to vest, but results in an earlier vesting date and an accelerated expense recognition for the MIP Performance Options based on the modified MIP agreement. As a result, these modifications do not have an impact on the fair value of the options.
The exercise price of the granted options under the plan is €0.12 per option. When exercisable, each option is convertible into one ordinary share of the Company.
Set out below are summaries of MIP Grant Options and MIP Performance Options granted under the plan:

	2023			2022
	Average exercise price per share option (in €)	Number of grant options	Number of performance options	Average exercise price per share option (in €)	Number of grant options	Number of performance options
As at January 1	0.12	1,329,213	1,329,213	—	—	—
Granted during the period	—	—	—	0.12	1,329,213	1,329,213
Exercised during the period	—	—	—	—	—	—
Forfeited during the period	—	—	—	—	—	—
As at December 31	0.12	1,329,213	1,329,213	0.12	1,329,213	1,329,213
Vested and exercisable at December 31	0.12	1,329,213	1,329,213	—	—	—
As of December 31, 2023, 1,329,213 MIP Grant Options and 996,910 MIP Performance Options vested and became exercisable after the end of the blocking period, which ended on September 18, 2023, and 332,303 MIP Performance Options vested and became exercisable as a result of the modification from December 2023. No options expired and no options were exercised during the year ended December 31, 2023.
Share options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Share options December 31, 2023
MIP Grant Options	May 14, 2022	September 18, 2023	June 30, 2024	€0.12	1,329,213
MIP Performance Options	May 14, 2022	September 18, 2023	June 30, 2024	€0.12	996,910
MIP Performance Options (modified)	May 14, 2022	December 29, 2023	June 30, 2024	€0.12	332,303
Total					2,658,426
The weighted average remaining contractual life of options outstanding at the end of period is 0.50 years.
For the year ended December 31, 2023 the total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense was €6,242 thousand (2022: €14,361 thousand, 2021: € nil ). This includes an amount of €2,575 thousand (2022: € nil , 2021: € nil ) related to the additional expense recognized as a result of the modification of the MIP agreement.
Fair value of options granted
There were no options granted during the year ended December 31, 2023 in relation to the MIP. The assessed fair value of options granted during the year ended December 31, 2022, was €7.75 per option (December 31, 2021: no options granted) for both the MIP Grant Options and MIP Performance Options.
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
As the options do not include any market conditions or non-vesting conditions that has an impact on the fair value and there is no adjustment for dividends, the grant date fair value of both MIP Grant Options and MIP Performance Options was determined using the same approach.

3 Translated at the EUR/USD exchange rate as at May 13, 2022.

11.4. Long-Term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long-Term Incentive Plan ("LTIP") on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years.
Performance Based Share Options
As it relates to the LTIP for Allego executive officers, performance based share options may be granted annually and would be exercisable after a contractual vesting period of two to three years. The number of LTIP Performance Options issued under the LTIP is based on four equally-weighted performance criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the board of directors. The targets for the performance criteria are set annually by the Compensation Committee.
During the year ended December 31, 2023, LTIP Performance Options were granted to executive officers based on company performance in financial years 2022 and 2023. The LTIP Performance Options based on company performance in financial year 2022 have a contractual vesting period of two years, and the target number of options awarded was determined and set at grant date in line with the known level of completion of the performance criteria for that financial year. In addition, Allego granted LTIP Performance Options based on company performance in financial year 2023 with a contractual vesting period of three years, and the target number of options awarded was determined based on a target level of completion of 100% of the performance criteria for that financial year (to be adjusted according to actual level of completion of performance criteria).
On December 29, 2023, the LTIP Performance Options based on company performance in financial year 2022 were modified for one of the executive officers to vest immediately, with the expiry date being June 30, 2024. This modification does not result in a change in the number of awards expected to vest, but results in an earlier vesting date and an accelerated expense recognition. As a result, this modification does not have an impact on the fair value of the options.
On December 29, 2023, LTIP Performance Options based on company performance in financial year 2023 for one of the executive officers were cancelled as part of a package of an approach towards retention of employees.
The exercise price of the LTIP Performance Options granted under the LTIP is €0.12 per option. When exercised, each LTIP Performance Option is convertible into one ordinary share of the Company.
Set out below is a summary of the target number of LTIP Performance Options granted under the plan:

	2023
	Average exercise price per LTIP Performance Option (in €)	Target number of LTIP Performance Options
As at January 1	—	—
Granted during the period	0.12	2,798,063
Exercised during the period	—	—
Forfeited during the period	—	—
Cancelled during the period	—	(577,722)
As at December 31	0.12	2,220,341
Vested and exercisable at December 31	0.12	341,377
During the year ended December 31, 2023, the Company granted two types of LTIP Performance Options: 1,039,222 options based on financial year 2022 company performance and 1,758,841 options based on financial year 2023 company performance. The target number of options granted based on financial year 2022 company performance is final, subject to meeting the service condition of two years. The target number of options granted based on financial year 2023 company performance is based on a target level of completion of 100% of the performance criteria for that financial year (actual level of completion not known at the time of grant date). During the year ended December 31, 2023, 577,722 LTIP Performance Options based on financial year 2023 company performance were cancelled.

As of December 31, 2023, 341,377 LTIP Performance Options based on performance in financial year 2022 vested and became exercisable as a result of the modification for one of the executive officers.
The number of LTIP Performance Options based on financial year 2023 company performance expected to vest is estimated to be 723,384 options in accordance with the expected level of completion of performance criteria as at December 31, 2023.
LTIP Performance Options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Target number of options December 31, 2023
LTIP Performance Options (2022)	April 12, 2023	April 12, 2025	April 12, 2032	0.12	697,845
LTIP Performance Options (2022) - modified	April 12, 2023	December 29, 2023	June 30, 2024	0.12	341,377
LTIP Performance Options (2023)*	April 12, 2023	April 12, 2026	April 12, 2033	0.12	1,181,119
*Service period for this award started on January 1, 2023
The weighted average remaining contractual life of LTIP Performance Options outstanding at the end of period is 7.62 years.
For the year ended December 31, 2023, the total expense arising from the LTIP Performance Options recognized as part of employee benefit expense was €2,070 thousand (2022: € nil , 2021: € nil ).
Fair value of LTIP Performance Options granted
The assessed fair value of LTIP Performance Options 2022 was €1.83 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $2.13 (€1.954), determined as the closing price on April 12, 2023 (the grant date), less the exercise price of €0.12.
The assessed fair value of LTIP Performance Options 2023 was €2.82 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $3.14 (€2.945), determined as the closing price on December 30, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.
As the LTIP Performance Options do not include any market conditions or non-vesting conditions that have an impact on the fair value and there is no adjustment for dividends, the grant date fair value of LTIP Performance Options was determined using the same approach as used for the options granted under the MIP.
Restricted Stock Units
As it relates to the LTIP for other Allego employees, individuals may elect to receive up to 50% of their annual performance bonus to be paid in RSUs, which would vest on an annual basis. Additionally, certain Allego employees are eligible to receive additional RSUs based on the Company's existing internal performance evaluation framework. These RSUs would be granted annually and vest after three years. In May 2023, the Group awarded RSUs to eligible and selected employees based on the Company's internal performance evaluation framework. The RSUs have a vesting period of three years and are subject to the participant's continued employment until the vesting date.
Under the terms of the same plan, RSUs were awarded to eligible members of the board of directors in May 2023. 666,968 RSUs were not subject to any vesting conditions and vested fully on the grant date. The related Company's ordinary shares were issued to the eligible members of the board of directors on August 10, 2023. 285,844 RSUs have a vesting period of one year and will vest on May 23, 2024, subject to the members continuous involvement within the board of directors until the vesting date.
Set out below are summaries of the number of RSUs granted under the plan:
4 Translated at the EUR/USD exchange rate as at April 12, 2023.
5 Translated at the EUR/USD exchange rate as at December 30, 2022.

	2023
	Employees	Eligible directors
As at January 1	—	—
Granted during the period	176,952	952,812
Forfeited during the period	—	—
Vested and issued during the period	—	(666,968)
As at December 31	176,952	285,844
Vested and exercisable at December 31	—	—
The grant date fair value of the RSUs granted to the employees in 2023 is recognized as an expense on a straight-line basis over the three-year vesting period, with a corresponding entry in equity. Since the RSUs granted to certain members of the board of directors are not subject to any vesting conditions, the grant date fair value of these awards is recognized immediately, on the grant date, as an expense with a corresponding entry in equity.
The assessed fair value of RSUs granted during the period ended 2023, was €1.97 per RSU (December 31, 2022: no RSUs granted). The fair value of the RSUs has been determined with reference to the share price of the Company’s ordinary shares at the grant date. Since the Company does not expect to pay dividends during the vesting period, the weighted average fair value of the RSUs granted in the year ended December 31, 2023 of $2.13 (€1.976) is equal to share price at the grant date, May 24, 2023.
The share-based payment expense recognized for the year ended December 31, 2023 for the equity-settled RSUs amounted to €1,729 thousand (2022: € nil, 2021: € nil), consisting of €1,316 thousand related to the fully vested board of directors' RSUs recognized on grant date, €342 thousand representing the expense for the current period related to the board of directors' RSUs with a one year vesting period, and €70 thousand representing the expense for the current period in relation to the RSUs issued to employees.
IPO Grant Shares
In May 2023, the Group awarded 100 ordinary shares per employee to a select group of individuals who were instrumental in the success of the IPO. The Company granted this one-off share award as of the IPO date to employees of the Company, who were still employed by the Company a year later. This award granted in 2023 was not subject to any vesting conditions. The Company awarded a total number of 9,600 ordinary shares in May 2023. The ordinary shares were issued to the employees on June 9, 2023.
The fair value of the share awards of $2.13 (€1.977) is equal to the share price of the Company's ordinary shares at the date of grant. The share-based payment expenses for the year ended December 31, 2023 is €19 thousand (2022: € nil, 2021: € nil).
LTIP Special Options
On December 29, 2023, the Group awarded 1,000,197 LTIP Special Options to one of the executive officers as replacement for the cancelled Performance Based Share Options. The vesting date of the LTIP Special Options is December 29, 2023 and the expiry date is June 30, 2024. No performance or service conditions are attached to the vesting date, and the options were granted immediately.
The fair value of the LTIP Special Options was €1.10 per option (December 31, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $1.35 (€1.228), determined as the closing price on December 29, 2023, less the exercise price of €0.12. The incremental fair value granted from these options as a result of the cancellation and replacement amounts to €972 thousand and was recognized as part of shared-based payment expenses for the year ended December 31, 2023. The incremental fair value was measured as the difference between the fair value of the LTIP Special Options at grant date and the fair value of the cancelled Performance Based Share Options at the time of cancellation.
6 Translated at the EUR/USD exchange rate as at May 24, 2023.
7 Translated at the EUR/USD exchange rate as at May 24, 2022.
8 Translated at the EUR/USD exchange rate as at December 29, 2023.

12    Finance income/(costs)

(in €‘000)	Notes	2023	2022	2021
Interest expenses on shareholder loans	25	—	(1,743)	(8,162)
Interest expenses on old facility (senior debt) and renewed facility	25	(23,364)	(12,139)	(6,446)
Loss on the old facility modification	25	—	(1,730)	—
Loss on the old facility extinguishment	25	—	(2,832)	—
Finance costs on borrowings		(23,364)	(18,444)	(14,608)
Interest expenses on lease liabilities	17	(3,678)	(1,777)	(527)
Fair value gains/(losses) on derivatives	19	(5,497)	5,507	593
Fair value gains/(losses) on public warrant liabilities	27	(6,273)	19,964	—
Fair value gains/(losses) on private placement warrant liabilities	27	—	7,139	—
Other finance income/(costs)		480	—	—
Exchange differences – net		523	(2,069)	(877)
Finance income/(costs)		(37,809)	10,320	(15,419)
13    Loss per share
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year (see explanations regarding the impact of the SPAC Transaction over the weighted average number of ordinary shares in Note 4).
The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
Loss attributable to ordinary equity holders of the Company (in €‘000)	(109,898)	(304,778)	(319,672)
Weighted average number of ordinary shares outstanding	268,217,951	251,434,593	190,270,210
Basic and diluted loss per share (in €)	(0.41)	(1.21)	(1.68)
The Company only has ordinary shares. Refer to Note 23 for details about the Company’s share capital.
There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the First Special Fees Agreement, the Management Incentive Plan or the Long Term Incentive Plan are anti-dilutive for all periods presented. Refer to Note 11.1, Note 11.3 and Note 11.4 for details on the First Special Fees Agreement, the Management Incentive Plan and the Long Term Incentive Plan, respectively.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

14    Cash generated from operations

(in €‘000)	Notes	2023	2022	2021
Loss before income tax		(109,778)	(304,656)	(319,320)
Adjustments to reconcile loss before income tax to net cash flows:
Loss on modification of old facility	25	—	1,730	—
Loss on extinguishment of old facility	25	—	2,832	—
Fair value (gains)/losses on derivatives (purchase options)	7	—	(3,787)	(2,900)
Fair value (gains)/losses on derivatives (power purchase agreements)	7	7,442	—	—
Fair value (gains)/losses on Public and Private warrant liabilities	27	6,273	(27,103)	—
Other finance (income)/costs	12	31,535	12,221	15,340
Share-based payment expenses	4, 11	21,120	258,089	291,837
Depreciation, impairments and reversal of impairments of property, plant and equipment	9 , 10 , 15	20,222	16,749	5,596
Depreciation and impairments of right-of-use of assets	9 , 10 , 17	8,537	6,710	3,408
Amortization and impairments of intangible assets	9 , 10, 16	3,635	3,691	2,720
Net (gain)/loss on disposal of property, plant and equipment	7	7,975	10,473	210
Movements in working capital:
Decrease/(increase) in inventories	18	(8,087)	(16,788)	(4,306)
Decrease/(increase) in other financial assets	19	(9,491)	(3,312)	(2,563)
Decrease/(increase) in trade and other receivables, contract assets, and prepayments and other assets	6 , 20 , 21	(20,490)	(21,664)	(21,315)
Increase/(decrease) in trade and other payables and contract liabilities	6 , 28	7,828	(31,031)	28,562
Increase/(decrease) in provisions and other liabilities	26	2,597	142	(190)
Cash generated from/(used in) operations		(30,681)	(95,704)	(2,921)

15    Property, plant and equipment
The movements in property, plant and equipment for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	47,413	1,915	10,466	59,794
Accumulated depreciation and impairment	(16,816)	(1,434)	—	(18,250)
Carrying amount at January 1, 2022	30,597	481	10,466	41,544
Movements in 2022
Acquisition of assets (Mega-E)	88,026	—	2,625	90,651
Acquisition of subsidiary (MOMA)	—	181	—	181
Additions	—	208	30,241	30,449
Disposals	(24,309)	—	—	(24,309)
Depreciation	(16,542)	(185)	—	(16,727)
Accumulated depreciation of disposals	12,951	—	—	12,951
Impairments	(701)	—	—	(701)
Reversal of impairments	679	—	—	679
Reclassifications	35,768	—	(35,768)	—
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Cost	146,898	2,304	7,564	156,766
Accumulated depreciation and impairment	(20,429)	(1,619)	—	(22,048)
Carrying amount at December 31, 2022	126,469	685	7,564	134,718
Movements in 2023
Additions	—	190	69,886	70,076
Disposals	(15,335)	—	(594)	(15,929)
Depreciation	(20,090)	(257)	—	(20,347)
Accumulated depreciation of disposals	7,960	—	—	7,960
Impairments	(510)	—	—	(510)
Reversal of impairments	635	—	—	635
Reclassifications	37,192	—	(37,192)	—
Carrying amount at December 31, 2023	136,321	618	39,664	176,603
Cost	168,755	2,494	39,664	210,913
Accumulated depreciation and impairment	(32,434)	(1,876)	—	(34,310)
Carrying amount at December 31, 2023	136,321	618	39,664	176,603
Impairments and reversals of impairments of chargers
In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recorded an impairment loss of €510 thousand (2022: €701 thousand, 2021: €354 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount.
In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recorded a reversal of impairment of €635 thousand (2022: €679 thousand, 2021: €381 thousand) for chargers for which an impairment loss was previously recognized that demonstrated an improvement in their utilization rate as at December 31, 2023. The impairment loss, reversal of impairment and the loss on disposal have been recorded within cost of sales.
Additions of property, plant and equipment for which payment is still pending
At December 31, 2023, additions of property, plant and equipment for which payment was still pending totaled €5,100 thousand (December 31, 2022: €3,953 thousand).
Government grants related to chargers and charging infrastructure

The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.
The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	2023	2022
Opening balance at the beginning of the year	6,986	9,628
Received during the year	137	512
Released to the consolidated statement of profit or loss	(1,229)	(1,601)
Reclassifications	—	(1,554)
Closing balance at the end of the year	5,894	6,985
Purchase commitments
The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 35. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.
16    Intangible assets
The movements in intangible assets for the years ended December 31, 2023 and 2022 have been as follows:

(in €‘000)	Software and licenses	Internally developed software	Customer relationships	Goodwill	Total
Cost	5,206	12,811	—	—	18,017
Accumulated amortization and impairment	(1,071)	(8,613)	—	—	(9,684)
Carrying amount at January 1, 2022	4,135	4,198	—	—	8,333
Movements in 2022
Acquisition of subsidiary (MOMA)	2,120	—	6,560	10,724	19,404
Additions	—	1,322	—	—	1,322
Amortization	(1,252)	(2,208)	(231)	—	(3,691)
Reclassifications	(720)	—	—	—	(720)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(2,323)	(10,821)	(231)	—	(13,375)
Carrying amount at December 31, 2022	4,283	3,312	6,329	10,724	24,648
Movements in 2023
Amortization	(1,395)	(1,845)	(395)	—	(3,635)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(3,718)	(12,666)	(626)	—	(17,010)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013

Internally developed software
Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2023, the remaining amortization period was one to three years (December 31, 2022: one to three years, December 31, 2021: one to three years).
Goodwill
Goodwill originated from the acquisition of MOMA as described in Note 4.
Impairment test for goodwill
For annual impairment testing, the Group allocated goodwill to groups of Cash-Generating Units ("CGUs"). The group of CGUs is the lowest level within the Group at which goodwill is monitored for internal management purposes. Goodwill is allocated and monitored by management at the level of the operating segment, which is the Company as a whole.
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if indicators of potential impairment exist. The fair value of the business as of December 31, 2023, which is based on the market capitalization of the business, was compared to the carrying value of the Group as a whole (i.e., the group of CGUs making up the operating segment) and indicated sufficient headroom of approximately €400,000 thousand at this level (December 31, 2022: €700,000 thousand). As a result, it was concluded that there is no goodwill impairment as of December 31, 2023.
17    Leases
17.1. Group as a lessee
Amounts recognized in the consolidated statement of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2023	December 31, 2022
Right-of-use assets
Office buildings	11,956	11,684
Cars	1,075	646
Software	10,542	14,613
Land permits	52,799	20,366
Other	440	508
Total	76,812	47,817
Additions to the right-of-use assets for office buildings during 2023 were €1,624 thousand (2022: €2,912 thousand), there were no additions as a result of business combinations (2022: €1,594 thousand). Additions to the right-of-use assets for cars during 2023 were €1,053 thousand (2022: €179 thousand). Additions to the right-of-use assets for software during 2023 were € nil (2022: € nil ). Additions to the right-of-use assets for land permits during 2023 were €35,255 thousand (2022: €21,166 thousand). This includes no additions from business combinations (2022: €11,055 thousand) and all additions of €35,255 thousand during 2023 emerged from the ordinary course of business (2022: €10,110 thousand). Additions to the right-of-use assets for other during 2023 were € nil (2022: € nil ).

(in €‘000)	December 31, 2023	December 31, 2022
Lease liabilities
Current
Office buildings	1,382	1,066
Cars	403	553
Software	4,392	4,406
Land permits	5,684	1,191
Other	66	64
Total	11,927	7,280
Non-current
Office buildings	11,191	11,105
Cars	694	108
Software	7,280	12,181
Land permits	52,002	20,188
Other	396	462
Total	71,563	44,044
Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.
Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2023	2022	2021
Depreciation expenses right-of-use assets
Office buildings	1,351	1,114	893
Cars	573	581	653
Software	4,071	4,062	1,633
Land permits	2,474	885	141
Other	68	68	88
Total	8,537	6,710	3,408
Interest expenses on lease liabilities (included in finance costs)
Office buildings	422	281	216
Cars	42	17	25
Software	448	565	266
Land permits	2,751	898	2
Other	15	16	18
Total	3,678	1,777	527
During 2023 the expenses relating to variable lease payment recognized were €58 thousand (2022: €323 thousand and 2021: € nil).

Total cash outflows for leases
The total cash outflows for leases were as follows:

(in €‘000)	2023	2022	2021
Office buildings	1,649	1,267	1,031
Cars	612	602	675
Software	4,624	4,404	1,774
Land permits	1,410	657	94
Other	78	78	168
Total	8,373	7,008	3,742
Decommissioning of charging sites
The Group, in its ordinary course of business, has entered into various land permit contracts with site owners throughout Europe. These contracts are classified as lease agreements under IFRS 16 Leases. As per the terms of these agreements, the Group has an obligation to restore the leased sites to their original condition upon the expiration or termination of the lease. In accordance with IFRS 16 and IAS 37, the Group assesses the obligation for decommissioning costs and, if material, recognizes a provision for the present value of the estimated costs of dismantling and removing the charging equipment and restoring the site. Concurrently, an equivalent 'right-of-use' asset is capitalized and depreciated over the lease term.
As of December 31, 2023, the Group has evaluated the potential decommissioning costs associated with the dismantling and removal of charging equipment installed at these leased sites. Based on the assessment, the estimated costs are deemed to be immaterial. Consequently, the Group has determined that the recognition of a decommissioning provision and the corresponding capitalization of these costs as part of the 'right-of-use' assets are not required. The immaterial costs are anticipated to be incurred in the future as expenses related to the recovery of charging equipment, and will be recognized in the income statement when incurred.
17.2. Group as a lessor
During the year ended December 31, 2021, the Group entered into a sublease rental agreement with a third party for one of its office buildings. In the consolidated statement of profit or loss for the year ended December 31, 2023, the Group recognized sublease rental income of €200 thousand (2022: €200 thousand, 2021: €200 thousand).
Future minimum rentals receivable under non-cancellable sublease rental agreements classified as operating leases as at each reporting date, are as follows:

(in €‘000)	December 31, 2023	December 31, 2022
Within one year	—	200
After one year but not more than five years	—	—
More than five years	—	—
Total	—	200
18    Inventories

(in €‘000)	December 31, 2023	December 31, 2022
Finished products and goods for resale	27,249	21,440
CO2 tickets	6,855	4,577
Total	34,104	26,017
Amounts recognized in the consolidated statement of profit or loss
Inventories recognized as an expense in 2023 amounted to €8,842 thousand (2022: €28,065 thousand, 2021: €21,243 thousand). These were included in cost of sales.

Write-downs of inventories to net realizable value in 2023 amounted to €70 thousand (2022: €627 thousand, 2021: €651 thousand). These were recognized as an expense and included in cost of sales.
19    Other financial assets

(in €‘000)	December 31, 2023	December 31, 2022
Pledged bank balances	15,512	12,190
Security deposits	11,170	7,990
Derivatives	3,700	9,198
Investments in equity securities	16,557	31,389
Prepaid warranties non-current	5,657	2,206
Other receivables	1,821	2,321
Total	54,417	65,294
Non-current	52,641	64,693
Current	1,776	601
Total	54,417	65,294
Pledged bank balances
As at December 31, 2023, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group's external lender. These pledged bank balances have an original maturity of twelve months or more. Therefore, the Group has presented its pledged bank balances as other financial assets - non-current in the consolidated statement of financial position, as opposed to cash and cash equivalents.
As at December 31, 2023, pledged bank balances for an amount of €15,512 thousand (December 31, 2022: €12,190 thousand). There were no pledged bank balances that have an original maturity between three and twelve months.
As at December 31, 2023, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €10,500 thousand (December 31, 2022: €10,500 thousand) and bank balances pledged to secure payments to suppliers of the Group for an amount of €3,612 thousand (December 31, 2022: €430 thousand).
During previous reporting periods, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security, in the event the Group is required to repay the subsidy. As at December 31, 2023, the Group pledged bank balances in relation to these subsidies for an amount of €1,400 thousand (December 31, 2022: €1,200 thousand).
Security deposits
During the year ended December 31, 2023, the Group entered into contracts related to the purchase of electricity. This resulted in an increase of the Group's security deposits with third parties.
Derivatives
Other derivatives
Included in the Group’s derivatives balance as at December 31, 2023, are two interest rate cap(s) (December 31, 2022: two) which the Group entered into to hedge its interest rate risk exposure. The Group entered into the previous interest rate cap in September 2019, which was terminated on December 19, 2022, upon signing the refinancing agreement (refer to Note 25), and the two new interest rate caps. During the year ended December 31, 2022 the Group entered into a new interest rate cap with the same counterparty as the previous interest rate cap and received a payment of €1,071 thousand representing the net balance of the premium payable for the new interest rate cap of €4,067 thousand and the amount due with respect to the termination of the old interest cap of €5,138 thousand. Additionally, the Group paid a premium of €4,068 thousand for the second interest rate cap, entered into with a different counterparty. The derivatives are only used for economic hedging purposes and not as a speculative investment. The Group does not apply hedge accounting. Therefore, the Group accounts for the derivatives at fair value through profit or loss.

During the year ended December 31, 2023, the Group recognized a fair value loss of €5,497 thousand (2022: gain of €5,507 thousand, 2021: gain of €593 thousand) on its interest rate caps. As at December 31, 2023, the fair value of the interest rate caps amount to €3,700 thousand (December 31, 2022: €9,198 thousand).
Fair value changes of the Group’s interest rate cap derivatives are recognized in the consolidated statement of profit or loss, within finance income/(costs) which are disclosed in Note 12.
Additionally, in the fourth quarter of 2022, the Group purchased two forward contracts to sell, and buy, an equal amount of CO2 tickets for a fixed price during April and June, 2023. The Group agreed to sell CO2 tickets that were set to expire during 2022, and purchase an equal amount of CO2 tickets for calendar year 2023. The market for these forward contracts is highly illiquid, with limited market activity and no price fluctuations expected before the delivery date of the CO2 tickets. These contracts qualified as derivatives and were accounted at fair value through profit and loss. The Group sold these contracts in 2023, and recognized no gain or loss during the year ended December 31, 2023 (2022: € nil) and the balance of the derivative on the consolidated statement of financial position as of December 31, 2023 is € nil (2022: € nil).
Refer to Note 32 for information about the methods and assumptions used in determining the fair value of derivatives.
Investment in equity securities
The Group’s investments in equity securities relate to an investment in Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings. The Group acquired the investment through the acquisition of MOMA.
As of December 31, 2023, the Group holds 12.38% (December 31, 2022: 12.38%) of the total share capital of Voltalis, which has a fair value of €16,557 thousand (December 31, 2022: €31,389 thousand). The Group recognized a fair value loss of €14,832 thousand with respect to this investment during the year ended December 31, 2023. The loss is due to the decrease in the overall performance of this private company.
Fair value changes of the Group’s investment in equity securities are recognized in the consolidated statement of other comprehensive income. Refer to Note 32 for information about the methods and assumptions used in determining the fair value of the investment.
Prepaid warranties non-current
The Group purchases extended warranties for its fast and ultra-fast chargers for a period between 1 and 3 years depending on the charging pole's supplier. The extended warranty period starts after the standard warranty period of 2 years expires. The extended warranty is paid in advance at the moment when the charger is delivered.
As of December 31, 2023, the Group's prepaid extended warranties for charging equipment in amount of €5,657 thousand (December 31, 2022: €2,206 thousand). This amount of prepaid extended warranties is classified as non-current. The prepaid extended warranties classified as current as of December 31, 2023 amount to €311 thousand (December 31, 2022: € nil) and are presented as part of prepayments and other assets in Note 21.
Other receivables
As of December 31, 2023, the other receivables mainly represent the non-current portion of an outstanding receivable with one of the Group's customers of €1,651 thousand (December 31, 2022: €2,321 thousand), net of an allowance of €143 thousand (December 31, 2022: €301 thousand). The Group has agreed on payments terms with its customer. The receivable will be settled in equal payment installments during approximately three years from the balance sheet date. The Group accrues interest on the balance at an annual rate of 8.4%.

20    Trade and other receivables

(in €‘000)	December 31, 2023	December 31, 2022
Trade receivables – gross	47,228	42,670
Loss allowance	—	—
Trade receivables – net	47,228	42,670
VAT receivables	6,166	2,459
Other receivables	2,285	1,517
Receivables from related parties	9	194
Government grants receivables	355	395
Total	56,043	47,235
The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 33.
The movements in the loss allowance for the years ended December 31, 2023 and 2022 have been as follows:

	Trade receivables
(in €‘000)	2023	2022
Opening balance loss allowance at the beginning of the year	—	1
Additions to loss allowance	—	—
Receivables written off during the year as uncollectible	—	—
Unused amount reversed during the year	—	(1)
Closing balance loss allowance at the end of the year	—	—
Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.
Details about the Group’s exposure to credit risk is included in Note 33.
21    Prepayments and other assets

(in €‘000)	December 31, 2023	December 31, 2022
Current prepayments and other assets	17,934	6,873
Total	17,934	6,873
Current prepayments and other assets primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group, prepaid software licenses with a duration of less than twelve months, prepaid insurance premiums, prepaid extended warranty and other costs to fulfil a contract.
22    Cash and cash equivalents

(in €‘000)	December 31, 2023	December 31, 2022
Cash at banks	44,585	83,022
Total	44,585	83,022
The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.
The renewed credit facility is secured in part by pledges on the bank accounts. Refer to Note 25 for additional details and amounts.
As of December 31, 2023 an amount of approximately €39,000 thousand included in the cash and cash equivalents originated from the drawdown of the renewed facility and will be used for capital expenditures in early 2024.

The remaining cash and cash equivalents balance is at the free disposal of the Group for all periods presented.

23    Share capital, share premium and transaction costs on new equity instruments
Share capital
As at December 31, 2023, the issued share capital of the Company amounts to €32,521 thousand (December 31, 2022: €32,061 thousand), divided into 271,010,790 ordinary shares of €0.12 (December 31, 2022: 267,177,592 ordinary shares of €0.12 per share). They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at December 31, 2023 amounted to €108,000 thousand (December 31, 2022: €108,000 thousand), divided into 900,000,000 ordinary shares of €0.12 per share (December 31, 2022: 900,000,000 ordinary shares of €0.12 per share).
On March 17, 2022, trading in the public company commenced on the NYSE. The Company trades under the Allego name under the ticker symbol “ALLG”.
Share capital and share premium transactions as part of the SPAC Transaction
In 2018 and 2019, the Group entered into shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations (refer to Note 25). On March 16, 2022, before the closing of the SPAC Transaction, the shareholder loan equity conversion resulted in a share issuance of 2 Allego Holding ordinary shares at a par value of €1 per share, increasing share capital by €2, with the remaining difference in the shareholder loan equity conversion being recorded as an increase to share premium of €101,931 thousand and accordingly no gain or loss has been recognized in the consolidated statement of profit or loss.
On the same date, in accordance with the First Special Fees Agreement, Allego Holding issued 22 ordinary shares at a par value of €1 per share to the external consulting firm, increasing share capital by €22. Please refer to Note 11.1 for more details on the First Special Fees Agreement.
As indicated in Note 4, on March 16, 2022, each holder of Allego N.V. ordinary shares exchanged by means of a contribution in kind its Allego Holding ordinary shares to Allego N.V. in exchange for the issuance of shares in accordance with the Exchange Ratio. Therefore, Allego Holding became a wholly owned subsidiary of Allego N.V. Consequently, 124 Allego Holding ordinary shares at a par value of €1 each were exchanged for 235,935,061 ordinary shares of Allego N.V. at a par value of €0.12 each. Consequently, share capital increased by €28,311 thousand and the share premium decreased by the same amount.
Furthermore, each share of Spartan’s common stock was exchanged by means of a contribution in kind in exchange for the issuance of ordinary shares of Allego N.V., whereby Allego N.V. issued one ordinary share for each share of Spartan’s common stock exchanged. This resulted in the issuance of 14,907,582 Allego N.V. ordinary shares of €0.12 par value, and increased share capital by €1,789 thousand and share premium by €85,808 thousand, which includes the impact of applying IFRS 2 for €158,714 thousand (see Note 4).
Concurrently with the execution of the BCA, Spartan and Allego entered into Subscription Agreements (the “Subscription Agreements”), dated July 28, 2021, with a number of investors (collectively the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Allego N.V. agreed to issue and sell to such PIPE Investors, an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share (€9.079 per share) for an aggregate purchase price of $150,000 thousand (€136,048 thousand) in proceeds (the “PIPE Financing”) on the Closing Date. This resulted in a share capital increase of €1,500 thousand (12,500,000 ordinary shares at a price of €0.12 per share) and a rise in share premium of €108,515 thousand. Additionally, an increase in contract liability of €3,358 thousand was recognized for future charging services to be provided to one of the PIPE Investors (see Note 6). On March 22, a second PIPE share issue was executed. 2,500,000 ordinary shares were issued at price of €0.12 per share, increasing share capital by €300 thousand, and raising share premium by €22,375 thousand.
During the year ended December 31, 2021, the Group incurred transaction costs of €1,059 thousand that are directly attributable to the issuance of new equity instruments in relation to the SPAC Transaction. These transaction costs have been recorded as a deduction to share premium. For further details regarding these transaction costs refer to Note 4.
Issuance of ordinary shares upon exercise of the Private Placement Warrants
9 Translated at the EUR/USD Exchange rate as at March 16, 2022.

As indicated in Note 27, on April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis. As a result of the exercise, 9,360,000 Private Placement Warrants were converted into 1,334,949 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €160 thousand, and raising share premium by €13,694 thousand.
Issuance of ordinary shares related to the IPO Grant Shares award under the LTIP
On June 9, 2023, 9,600 ordinary shares, with a nominal value of 0.12 per share, were issued for no consideration to employees of the Company. These shares relate to the IPO Grant Shares award under LTIP as described in note 11.4.
Issuance of ordinary shares related to the RSUs award under the LTIP
On August 10, 2023, 666,968 ordinary shares, with a nominal value of 0.12 per share, were issued for no consideration to eligible members of the board of directors. These shares relate to the RSUs award under the LTIP as described in note 11.4.
Issuance of ordinary shares upon exchange of Public Warrants
On October 3, 2023 and October 18, 2023, all the Public Warrants were exchanged. As a result of the exchange, 13,799,948 Public Warrants were converted into 3,156,630 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €379 thousand, and raising share premium by €7,190 thousand. No consideration was received from the Company as part of the exchange. As a result of these transactions, no public warrants remain outstanding. For further details on the exchange of Public Warrants, refer to Note 27.
Transaction costs for the issuance of ordinary shares in exchange of Public Warrants
During the year ended December 31, 2023, the Group incurred transaction costs of €955 thousand (December 31, 2022: € nil ) that are directly attributable to the issuance of ordinary shares in relation to the exchange of Public Warrants. These transaction costs have been recorded as a deduction to share premium. For further details on the exchange of Public Warrants, refer to Note 27.
Share capital and share premium movements
Movement of share capital and share premium are as follows:

	Notes	Shares	Price per share (in €)	Share Capital (in €'000)	Share Premium (in €'000)
As at January 1, 2021		100	1.00	1	36,947
Share premium contribution		—	—	—	26,000
Transaction costs		—	—	—	(1,059)
As at December 31, 2021		100	1.00	1	61,888
As at January 1, 2022		100	1.00	1	61,888
Share capital transaction within Allego Holding BV as part of the merger (“the Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	—	101,931
E8 The first special fee agreement March 16, 2022		22	1.00	—	—
As at March 16, 2022 immediately prior to closing the Transaction		124	1.00	1	163,819

Share capital transaction within Allego NV as part of the merger (“the Transaction”)
Elimination old shares March 16, 2022		(124)	1.00	—	—
Share Capital increase on conversion March 16, 2022		235,935,061	0.12	28,311	(28,311)
Spartan Share Capital March 16, 2022		14,907,582	0.12	1,789	85,808
Share Capital for PIPE March 16, 2022		12,500,000	0.12	1,500	108,515
Share Capital for PIPE March 22, 2022		2,500,000	0.12	300	22,375

Other equity movements during the year ended December 31, 2022
Private Placement Warrants exercise April 15, 2022		1,334,949	0.12	160	13,694
As at December 31, 2022		267,177,592	0.12	32,061	365,900
As at January 1, 2023		267,177,592	0.12	32,061	365,900
Issuance of shares under the LTIP from IPO Grant Shares June 9, 2023	11.4	9,600	0.12	1	—
Issuance of shares under the LTIP from RSUs August 10, 2023	11.4	666,968	0.12	80	—
Issuance of shares in exchange of Public Warrants October 3, 2023	27	2,996,918	0.12	360	6,938
Issuance of shares in exchange of Public Warrants October 18, 2023	27	159,712	0.12	19	252
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	27	—	—	—	(955)
As at December 31, 2023		271,010,790	0.12	32,521	372,135
All the shares issued have been fully paid at the date of the capital issuance.

24    Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Reserve for financial assets at FVOCI	Total
As at January 1, 2021	3,812	11	—	3,823
Exchange differences on translation of foreign operations	—	(14)	—	(14)
Reclassification	386	—	—	386
As at December 31, 2021	4,198	(3)	—	4,195
As at January 1, 2022	4,198	(3)	—	4,195
Exchange differences on translation of foreign operations	—	98	—	98
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(10,595)	(10,595)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	328	328
Reclassification	(886)	—	—	(886)
As at December 31, 2022	3,312	95	(10,267)	(6,860)
As at January 1, 2023	3,312	95	(10,267)	(6,860)
Exchange differences on translation of foreign operations	—	(65)	—	(65)
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(14,832)	(14,832)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	461	461
Reclassification	(1,845)	—	—	(1,845)
As at December 31, 2023	1,467	30	(24,638)	(23,141)
Legal reserve for capitalized development costs
The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €1,845 thousand in 2023 (2022: negative €886 thousand, 2021: positive €386 thousand) through accumulated deficit.
Reserve for financial assets at FVOCI
The Group has elected to recognize changes in the fair value of its investment in Voltalis in the consolidated statement of other comprehensive income. These changes are accumulated within the FVOCI reserve within equity.
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

25    Borrowings
This note provides a breakdown of borrowings in place as at December 31, 2023 and 2022.

(in €‘000)	Interest rate	Maturity	December 31, 2023	December 31, 2022
Renewed facility	Euribor* + 3.9%**	December 19, 2027	350,722	269,033
Total***			350,722	269,033
*The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**The margin of 3.9% will increase by 0.2% for the first time in December 2025.
***During the year ended December 31, 2022, the Group had an old facility, which was settled with the proceeds from the renewed facility. In addition, the Group had two shareholder loans, which were either settled or converted to equity during the year ended December 31, 2022. Refer to the paragraphs below for details.
Old facility (senior debt)
In May 2019, the Group entered into the old facility agreement with a group of lenders to finance its operations. The principal terms and conditions of the old facility were as follows:
•a facility of €120,000 thousand;
•drawdown stop when conditions precedent (covenant ratios) are not met;
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin. For the year ended December 31, 2022, the commitment fee was 1.75% per year (equal to 35% of the contractual margin of 5%).
The Group has utilized the maximum amount of credit as allowed under the old facility as of December 2, 2021, as such no additional commitment fees were incurred after this date.
Exercise of old facility accordion feature
On July 28, 2022, the Group has expanded its old €120,000 thousand facility by an additional €50,000 thousand through an accordion feature with the group of lenders within the original old facility agreement. The main terms and conditions of the old facility remained effective upon exercising the accordion feature. Under the original terms, the old facility was due to expire in May 2026.
The exercise of the accordion feature was made in the context of the anticipated refinancing of the old facility in December 2022 and was accounted for as modification of the former financial liability. The loss on modification amounted to €1,730 thousand for the year ended December 31, 2022 and was recognized in the consolidated statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.
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
•repayment in full at maturity date;

•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the year ended December 31, 2023, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).
In December 2022, the Group completed two drawdowns on part (i) and part (ii) of the renewed facility for a total amount of €279,210 thousand, of which €170,000 thousand (part (i)) was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility. In June and December 2023, the Group completed two drawdowns on part (ii) of €43,400 thousand and €39,000 thousand, respectively. As of December 31, 2023, the Group has not drawn on €8,390 thousand of this facility. In addition, part (iii) was partially utilized in October 2023, by issuance of letters of credit to a renewable energy supplier for an amount of €12,500 thousand. As of December 31, 2023 the unutilized amount from the guarantee facility is €17,500 thousand. Refer to Note 35 for details.
In parallel to the renewed facility, the Group entered into two interest rate caps to hedge the interest rate risk on 67% of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 and Note 33.
The refinancing of the old facility was accounted for as extinguishment of the former financial liability and recognition of the new debt instrument. The loss on extinguishment amounted to €2,832 thousand for the year ended December 31, 2022 and was recognized in the consolidated statement of profit and loss, within finance income/(costs). Refer to Note 12 for details.
Interest expenses on the Group’s old and renewed facilities are recognized as part of finance income/(costs) in the consolidated statement of profit or loss. Refer to Note 12 for details.
Loan covenants
Under the terms of the renewed facility, the Company and its subsidiaries (other than specific unrestricted subsidiaries) are required to comply with financial covenants. The renewed facility also contains customary negative covenants, including, but not limited to, certain restrictions on the ability of the Company to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The renewed facility further provides that upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default include non-payment, drawdown stop events, breach of financial and other covenants, cross default, insolvency, unlawfulness, material adverse change and other customary events of default. Details about the covenants and compliance with covenants are included in Note 34.
Assets pledged as security
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Group, which combined represent more than 85% of the Group's total assets.
The carrying amount of assets pledged as security for the renewed facility are as follows:

(in €‘000)	December 31, 2023	December 31, 2022
Current assets
Floating charge
Cash and cash equivalents	40,628	56,317
Trade receivables	7,178	—
Other receivables	—	—
Total current assets pledged as security	47,806	56,317

Non-current assets
Floating charge
Non-current other financial assets	10,500	10,500
Total current assets pledged as security	10,500	10,500

Total assets pledged as security	58,306	66,817
Transaction costs
During the year ended December 31, 2023, the Group incurred €624 thousand (2022: €11,657 thousand, 2021: €517 thousand) of transaction costs, which are directly attributable to the old and renewed facilities. These costs are included in the measurement of the respective drawdowns and are amortized over the term of these drawdowns using the effective interest method.
The Group expects that it will draw on the funds available under the parts (i) and (ii) of the renewed facility. Therefore, commitment fees paid on the unused portion of these parts of the renewed facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the respective facility parts. Part (iii) of the renewed facility is utilized by the issuance of guarantees and letters of credit to the Group's counterparties, thus no actual drawdowns are made by the Group. The issued guarantees or letters of credit represent off-balance sheet commitments, refer to Note 35 for further details. As such, the commitment fee is capitalized as a prepayment for liquidity services, amortized over the period of that part of the facility and recognized in the consolidated statement of profit or loss, within finance income/(costs). During the years ended December 31, 2023 and December 31, 2022, the Group did not incur material commitment fees for part (iii) of the renewed facility.
Shareholder loans (1)
In 2018 and 2019, the Group entered into six shareholder loans with Madeleine (the Company’s immediate parent) to finance its operations. All shareholder loans had similar terms and conditions. The principal terms and conditions were as follows:
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
Interest expenses on the Group’s shareholder loans with Madeleine were recognized as part of finance income/(costs) in the consolidated statement of profit or loss, refer to Note 12 for details, and were accrued to the carrying value of the shareholder loans. During the year ended December 31, 2022, the Group recognized an interest expense of €1,738 thousand (2021: €8,162 thousand) on these shareholder loans before the conversion into equity.

Shareholder loans (2)
With the acquisition of Mega-E on March 16, 2022, the Group assumed a shareholder loan with Meridiam EM SAS to finance its operations. The terms and conditions of the loan have been amended subsequent to the initial loan agreement being signed. The principal terms and conditions were as follows:
•repayment in full at maturity date;
•interest is paid half yearly in arrears;
•the loan becomes due in the event of a share capital increase.
During the year ended December 31, 2022, the loan was fully settled.
Interest expense on the shareholder loan with Meridiam EM SAS was recognized as part of finance income/(costs) in the consolidated statement of profit or loss. During the year ended December 31, 2022, the Group recognized interest expenses of €5 thousand on the shareholder loan.
Maturity profile of borrowings
The maturity profile of the borrowings is included in Note 33.

Changes in liabilities arising from financing activities
The movements in liabilities from financing activities in 2023 and 2022 have been as follows:

(in €‘000)	Renewed facility	Old facility (senior debt)	Shareholder loans (1)	Shareholder loan (2)	Lease liabilities	Total
As at January 1, 2022	—	112,935	100,193	—	31,617	244,745
Proceeds from borrowings	109,210	50,000	—	—	—	159,210
Transaction fees	(9,200)	(1,505)	—	—	—	(10,705)
Net settlement of old facility against renewed facility	170,000	(170,000)	—	—	—	—
Payment of old facility break costs	—	(46)	—	—	—	(46)
Acquisition of Mega-E	—	—	—	23,398	11,055	34,453
Acquisition of MOMA	—	—	—	—	1,594	1,594
Settlement of borrowings	—	—	—	(23,403)	—	(23,403)
Loss on modification of old facility	—	1,730	—	—	—	1,730
Loss on extinguishment of old facility	—	2,832	—	—	—	2,832
Conversion to equity	—	—	(101,931)	—	—	(101,931)
Payment of principal portion of lease liabilities	—	—	—	—	(5,227)	(5,227)
New leases	—	—	—	—	11,607	11,607
Termination of leases	—	—	—	—	(88)	(88)
Foreign exchange adjustments	—	—	—	—	766	766
Other changes	(977)	4,054	1,738	5	—	4,820
As at December 31, 2022	269,033	—	—	—	51,324	320,357
Proceeds from borrowings	82,400	—	—	—	—	82,400
Transaction fees*	(624)	—	—	—	—	(624)
Payment of principal portion of lease liabilities	—	—	—	—	(4,692)	(4,692)
New leases	—	—	—	—	37,932	37,932
Termination of leases	—	—	—	—	(393)	(393)
Foreign exchange adjustments	—	—	—	—	(684)	(684)
Other changes	(87)	—	—	—	3	(84)
As at December 31, 2023	350,722	—	—	—	83,490	434,212
*The transaction costs on borrowings as displayed in the consolidated statement of cash flows of €1,576 thousand do not reconcile to the transaction fees disclosed above for the year ended December 31, 2023 as they also include the cash payment of transaction costs incurred in the previous period on the refinancing of the facility and shown as payables in the prior period of €952 thousand.
Other changes for the year ended December 31, 2023 reflect a decrease of €84 thousand (2022: an increase of €4,820 thousand) which primarily include the effect of accrued interest on the Group’s borrowings of €23,364 thousand (2022: €13,871 thousand), offset by interest payments on the Group’s borrowings of €9,407 thousand (2022: €7,242 thousand), interest payable reclassified to trade and other payables of €13,019 thousand (2022: €564 thousand), fees paid of €1,080 thousand (2022: €205 thousand) and fees payable reclassified to trade and other payables of €56 thousand (2022: €1,037 thousand). The Group presents interest paid as cash flows from operating activities.

26    Provisions and other liabilities

(in €‘000)	December 31, 2023	December 31, 2022
Jubilee provision
Current	—	—
Non-current	35	26
Total	35	26
Defined benefit provision
Current	37	—
Non-current	500	449
Total	537	449
Restructuring provision
Current	62	144
Non-current	—	—
Total	62	144
Warranty provision
Current	218	273
Non-current	72	—
Total	290	273
Share-based payment provision
Current	16,677	16,806
Non-current	10,217	—
Total	26,894	16,806
Other provisions
Current	1,649	—
Non-current	969	45
Total	2,618	45
Total provisions and other liabilities
Current	18,643	17,223
Non-current	11,793	520
Total	30,436	17,743
Jubilee provision
Refer to Note 10.2 for details about the Group’s jubilee plan in the Netherlands and the movements in the provision over all reporting periods presented.
Defined benefit provision
Refer to Note 10.2 for details about the Group’s defined benefit plans in the Netherlands, Belgium and France.
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

For the year ended December 31, 2021, the total restructuring costs amounted to €3,804 thousand. The Group recognized termination benefits of €2,674 thousand for its general and administrative function and €360 thousand for its selling and distribution function. The Group incurred €115 thousand of other employee expenses for its general and administrative function and €15 thousand for its selling and distribution function. These expenses primarily relate to termination penalties of leased vehicles. The Group incurred €640 thousand of legal fees in connection with the implementation of its restructuring plan. These expenses have been presented as part of legal, accounting and consulting fees, within general and administrative expenses. The carrying amount of the restructuring provision recorded in the consolidated statement of financial position and the movements in the restructuring provision for the years ended December 31, 2023 and 2022 are presented below.

(in €‘000)	2023	2022
Current portion	144	248
Non-current portion	—	—
Carrying amount at January 1	144	248
Movements
Additions	60	—
Releases		—
Used during the year	(142)	(104)
Interest accretion	—	—
Carrying amount at December 31	62	144
Current portion	62	144
Non-current portion	—	—
Carrying amount at December 31	62	144
The remaining provision of €62 thousand is expected to be fully utilized in 2024.
Warranty provision
The Group generally offers its customers 24-month assurance type warranties for charging equipment sold to its customers. Management estimates the amount of the projected costs to repair or replace items under warranties if identified. These estimates are based on historical claims incurred to date and the estimate of costs of future claims. Therefore, the provision for warranty claims and its classification as current or non-current is based on historical information. As at December 31, 2023, this provision had a carrying amount of €290 thousand (December 31, 2022: €273 thousand).
Share-based payment provision
Refer to Note 11.2 for details about the Group’s share-based payment provision related to the Second Special Fees Agreement and the movements in the provision over all reporting periods presented.
Maturities of provisions
Maturities of total provisions as at December 31, 2023 are as follows:

(in €‘000)	Amounts due within one year	Amounts due between one and five years	Amounts due after five years	Total
Jubilee provision	—	—	35	35
Defined benefit provision	37	116	384	537
Restructuring provision	62	—	—	62
Warranty provision	218	72	—	290
Share-based payment provision	16,677	10,217	—	26,894
Other provisions	1,649	—	969	2,618
Total	18,643	10,405	1,388	30,436

27     Warrant liabilities
As mentioned in Note 4, as part of the SPAC Transaction, 13,799,948 Public Warrants and 9,360,000 Private Placement Warrants issued by Spartan, which had a fair value of €42,253 thousand at the time of the transaction and they have been assumed by the Group. At December 31, 2023, the Group had no Public Warrants and no Private Placement Warrants outstanding after the Public Warrant holders exchanged all their warrants on October 3, 2023 and October 18, 2023 respectively. Private Placement Warrants holders exercised all their warrants on April 15, 2022.
Public Warrants entitled the holder to convert each warrant into one ordinary share of the Company of €0.12 par value at an exercise price of $11.50 (€10.80)10, and could be exercised starting 30 days after the SPAC Transaction. The Private Placement Warrants had terms and provisions that are identical to those of the Public Warrants, with the exception that as long as the Private Placement Warrants are held by Spartan, they may be exercised for cash or on a cashless basis, and they could not be transferred, assigned, or sold until 30 days after the Business Combination.
The cashless basis exercise entitled the Private Placement Warrants holders to convert the warrants into a number of Allego ordinary shares of €0.12 par value equal to the quotient obtained by dividing the product of the number of ordinary shares of Allego underlying the warrants and the excess of the fair market value over the exercise price of the warrants by the fair market value. For the purpose of the calculation above, the fair market value shall mean the average last reported sale price of the ordinary shares of Allego for the ten trading days ending on the third trading day prior to the date on which notice of exercise of the warrant is given.
Exchange of warrants
On April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis, and the Private Placement Warrants holders received 1,334,949 ordinary shares of the Company. The Private Placement Warrants had a fair value of €13,854 thousand on the exercise date. For further details regarding the Private Placement Warrants exercise refer to Note 23.
In August 25, 2023, the Company announced the commencement of an exchange offer which provided Public Warrant holders the opportunity to receive 0.23 Ordinary Shares of the Company in exchange for each warrant tendered by such holders. This offer coincided with a solicitation of consents from holders of the Public Warrants to amend the Warrant Agreement, and require that each Public Warrant that is outstanding upon the closing of the exchange offer be converted into 0.207 Ordinary Shares of the Company.
On October 3, 2023, the Company exchanged 13,029,838 Public Warrants for Ordinary Shares of the Company at an exchange ratio of 0.23 shares for each Public Warrant exchanged. As a result, the Company issued 2,996,918 Ordinary Shares which includes fractional shares7. In connection with the exchange, the Company entered into the related amendment to the warrant agreement after receiving approval of approximately 94.3% by outstanding Public Warrant holders in relation to the consent solicitation, and exercised its right to exchange all remaining untendered Public Warrants at an exchange ratio of 0.207 Ordinary Shares of the Company for each warrant. The fair value of the Public Warrants that were exchanged on October 3, 2023 amounted to €7,298 thousand.
On October 18, 2023, in connection with the amendment of the Warrant Agreement, the Company exercised its right to exchange the remaining 770,110 Public Warrants for Ordinary Shares of the Company at an exchange ratio of 0.207 shares for each Public Warrant exchanged. As a result, the Company issued 159,413 Ordinary Shares. An additional 299 shares were issued in relation to the Public Warrants exchanged on October 18, 2023 to account for fractional shares11. The fair value of the Public Warrants that were exchanged on October 18, 2023 amounted to €271 thousand.
Movements in warrant liabilities
The financial liabilities for the warrants are accounted for at fair value through profit or loss. For further details on the assumptions and models used for estimating the fair value of the derivative warrants refer to Note 32.
During the year ended December 31, 2023 the Group recognized a total net fair value loss of €6,273 thousand (2022: gain of €27,103 thousand, 2021: € nil ) in relation to the Public Warrants, in the consolidated statement of profit or loss, within finance income/(costs).
Movements in the warrant liabilities for the year ended December 31, 2023 are summarized as follows:

10 Translated at the EUR/USD Exchange rate as at December 31, 2022.
11 Holders of Public Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, received one whole share in lieu of such fractional share.

	Public Warrants		Private Placement Warrants		Total
	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)
As at January 1, 2022	—	—	—	—	—	—
Warrants assumed on Transaction date	13,799,948	21,260	9,360,000	20,993	23,159,948	42,253
Warrants exercised	—	—	(9,360,000)	(13,854)	(9,360,000)	(13,854)
Change in fair value of warrant liabilities	—	(19,964)	—	(7,139)	—	(27,103)
As at December 31 , 2022	13,799,948	1,296	—	—	13,799,948	1,296
Change in fair value of warrant liabilities	—	6,273	—	—	—	6,273
Warrants exercised	(13,799,948)	(7,569)	—	—	(13,799,948)	(7,569)
As at December 31 , 2023	—	—	—	—	—	—
28    Trade and other payables

(in €‘000)	December 31, 2023	December 31, 2022
Trade payables	37,751	31,868
Accrued expenses	32,076	15,876
Employee related liabilities	3,566	2,941
Payroll taxes, social security and VAT payables	2,735	5,127
Other payables	820	578
Total	76,948	56,390
Current accrued expenses primarily relate to interest payable, accrued energy costs and goods receipt not invoiced.
29    Derivative liabilities
The Group signed multiple Power Purchase Agreements (PPAs) during the years ended December 31, 2023 and December 31, 2022 for the purchase of electricity from renewable sources in the Netherlands and Germany, to secure a long-term supply of green electricity to its charging equipment. These agreements are "buy-as-produced" contracts, have duration of 5 to 11 years and set a fixed price of the renewable electricity for the whole duration of agreements. The expected contractual volumes of renewable electricity were determined based on the historical production profiles of the local comparable facilities.
During the year ended December 31, 2023 two renewable facilities were commissioned, the remaining facilities are in construction with the expected commissioning dates in 2024-2025. The actual coverage of the total electricity consumption with the supply from PPAs during the year ended December 31, 2023 and the expected coverage over the duration of the PPAs are disclosed in Note 33.
As discussed in Note 3.1.3 the German PPAs and some PPAs in the Netherlands entered into in the year ended December 31, 2023 meet the “own use” criteria in IFRS 9 and accounted for as executory contracts. However, the renewable electricity supplied by the remaining PPAs in the Netherlands do not meet the “own use” exemption in IFRS 9 and recognized as such as derivative liabilities.
The derivative liabilities relating to PPAs had a nil fair value at inception. The methodology and main inputs to the fair value model at inception and as at December 31, 2023 are further described in Note 32.

30    Taxation

30.1. Income taxes
Income tax expense recognized in the consolidated statement of profit or loss
The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021 are as follows:

(in €‘000)	2023	2022	2021
Current income tax expense
Current income tax expense for the year	(927)	(1,058)	(200)
Adjustments in respect of current income tax of previous years	(34)	(64)	—
Total current tax expense	(961)	(1,122)	(200)
Deferred tax expense
Origination and reversal of temporary differences and tax losses	11,609	16,950	—
(De)recognition of deferred tax assets	(11,152)	(16,464)	(152)
Total deferred tax expense	457	486	(152)
Income tax expense	(504)	(636)	(352)
Reconciliation of effective tax rate
The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021
	(in €‘000)	%	(in €‘000)	%	(in €‘000)	%
Effective tax reconciliation
Loss before income tax	(109,778)		(304,656)		(319,320)
Income tax at statutory tax rate of the Netherlands	28,323	(25.8)	78,601	(25.8)	79,830	(25.0)
Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	31	—	165	(0.1)	—	0.0
Non-taxable income	96	(0.1)	7,987	(2.6)	—	—
Non-deductible expenses	(8,387)	7.6	(68,372)	22.4	(74,033)	23.2
Temporary differences for which no deferred tax is recognized	(9,305)	8.5	(2,412)	0.8	(5,997)	1.9
Adjustments previous year	(34)	—	(64)	—	—	—
(De)recognition of (un)recognized deferred tax assets	(11,152)	10.2	(16,464)	5.4	(152)	—
Other	(76)	0.1	(77)	—	—	—
Effective tax (rate)	(504)	0.5	(636)	0.2	(352)	0.1
Uncertain tax positions
Liabilities for uncertain tax positions are recognized if and to the extent it is probable that additional taxes will become due. Our assessments are based on our best estimate of how the tax authorities concerned are likely to evaluate and respond to the cases in question, taking into account expert advice. Uncertain tax positions for which liabilities have been recorded, mainly relate to international transfer pricing and tax deductibility of expenses.

30.2. Deferred taxes
Deferred tax assets and liabilities

(in €‘000)	2023	2022
Deferred tax assets	523	570
Deferred tax liabilities	(2,184)	—
Balance at January 1	(1,661)	570
Movements in deferred tax
Recognition of losses	257	(87)
Acquisitions / Divestments	—	(3,043)
Movements of temporary differences	662	899
Recognition of tax credits	—	—
Balance at December 31	(742)	(1,661)
Deferred tax assets	807	523
Deferred tax liabilities	(1,549)	(2,184)
Balance at December 31	(742)	(1,661)

Origination of deferred tax assets and liabilities
The following table provides the origination of deferred tax assets and liabilities during the years ended December 31, 2023 and 2022 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity or other comprehensive income (OCI).

			Recognized in
(in €‘000)	Net balance January 1	Acquisitions / divestments	Profit or loss	Equity / OCI	Net balance December 31	DTA	DTL
Movements in 2022
Property, plant and equipment	281	—	245	—	526	981	(455)
Intangible assets	—	(2,242)	460	—	(1,782)	—	(1,782)
Right-of-use assets	(7,469)	(484)	(4,132)	—	(12,085)	—	(12,085)
Trade and other receivables	—	396	53	—	449	449	—
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	4,826	441	4,048	—	9,315	9,315	—
Current lease liabilities	1,706	43	85	—	1,834	1,834	—
Provisions	—	101	8	(2)	107	107	—
Trade and other payables	561	—	(193)	—	368	374	(6)
Investments in equity securities	—	(1,298)	—	328	(970)	—	(970)
Net operating losses	665	—	(88)	—	577	577	—
Interest carry forward	—	—	—	—	—	—	—
Total	570	(3,043)	486	326	(1,661)	13,637	(15,298)

Set-off of deferred tax balances pursuant to set-off provisions*						(13,114)	13,114
Net deferred tax balances at December 31, 2022						523	(2,184)

Movements in 2023
Property, plant and equipment	526	—	(741)	—	(215)	—	(215)
Intangible assets	(1,782)	—	(10)	—	(1,792)	—	(1,792)
Right-of-use assets	(12,085)	—	(8,802)	—	(20,887)	—	(20,887)
Trade and other receivables	449	—	164	—	613	628	(15)
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	9,315	—	8,468	—	17,783	20,114	(2,331)
Current lease liabilities	1,834	—	1,287	—	3,121	3,121	—
Provisions	107	—	15	1	123	123	—
Trade and other payables	368	—	(181)	—	187	187	—
Investments in equity securities	(970)	—	—	461	(509)	—	(509)
Net operating losses	577	—	257	—	834	834	—
Interest carry forward	—	—	—	—	—	—	—
Total	(1,661)	—	457	462	(742)	25,007	(25,749)

Set-off of deferred tax balances pursuant to set-off provisions*						(24,200)	24,200
Net deferred tax balances at December 31, 2023						807	(1,549)
* The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction if permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Unrecognized deferred tax assets

(in €‘000)	December 31, 2023	December 31, 2022
Tax losses	234,538	197,171
Deductible temporary differences	30,121	17,679
Tax credits	—	—
Interest carry forward	60,249	36,612
Total	324,908	251,462
Potential tax benefit	84,793	65,832
Interest carry forwards do not expire.
Estimates and assumptions
Refer to Note 2.7.23 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.
Changes to the Dutch corporate income tax law
As per January 1, 2022 changes to the Dutch corporate income tax law have been enacted and become effective. These changes have resulted in the following:
•The carry back period remains one year.
•Unused tax losses available for carry forward do not longer have an expiry date.
•The amount of unused tax losses available for carry forward without an expiry date has been maximized to 50% of taxable profits for the year in excess of € 1 million.
•The revised carry forward period applies to all tax losses arising as of January 1, 2022 and to unused tax losses available for carry forward as of that date to the extent that these tax losses have arisen in fiscal years that commenced on or after January 1, 2013.
The corporate income tax rate from 2024, remains 25.8% (2022: increase from 25.0% to 25.8%), for taxable income in excess of €200 thousand (2023: €395 thousand; 2022: €395 thousand). The corporate income tax rate for taxable income up to €200 thousand (2023: €395 thousand, 2022: €395 thousand) increased from 15.0% to 19.0%. Consequently, the relevant deferred tax balances have been remeasured in 2022.
Expiration year of loss carryforwards
As at December 31, 2023, the Group had unused tax losses available for carryforward for an amount of €234,538 thousand (December 31, 2022: €197,171 thousand) as unrecognized losses and for an amount of €2,616 thousand (December 31, 2022: €1,941 thousand) as recognized losses, in total €237,155 thousand (December 31, 2022: €199,112 thousand). These unused tax losses do not have an expiry date for all periods presented.
30.3. Fiscal unity for Dutch corporate income tax purposes
Exclusion from the fiscal unity for Dutch corporate income tax purposes
As of June 1, 2018, Allego Holding and its Dutch wholly-owned subsidiaries formed a fiscal unity with Madeleine — Allego Holding’s then immediate parent entity — and Opera Charging B.V. (“Opera”—parent entity of Madeleine) for Dutch corporate income tax purposes. The completion of the SPAC Transaction has resulted in the exclusion of Allego Holding B.V. and the Dutch wholly-owned subsidiaries from the fiscal unity headed by Opera.
During the year ended December 31, 2022, the Group has prepared and filed a request with the Dutch Tax Authorities (“DTA”) for upfront certainty regarding the consequences of the exclusion from the fiscal unity.
The Group submitted the request to the DTA on July 28, 2021. The Group has reached an agreement with the DTA on January 18, 2022 on this request. The agreement with the Dutch Tax Authorities mitigates potential discussions on the various tax topics that have been agreed upon. Additionally, the agreement provides the Group with tax certainty regarding the dissolution of the fiscal unity for Dutch corporate income tax purposes headed by Opera and the related Dutch corporate income tax considerations for the year ended December 31, 2018 up to and including the year ended December 31, 2022 and fiscal year 2023 until the moment of exclusion from the fiscal unity.

Following the Business Combination consummated on March 16, 2022, Allego N.V. (being the parent company) formed a new fiscal unity with Allego Holding BV, Allego BV, Allego Employment and Allego Innovations BV for Dutch corporate income tax purposes.
31    Financial instruments
This note provides information about the Group’s financial instruments, including:
•an overview of all financial instruments held by the Group;
•the classification of the financial instruments;
•the line item on the consolidated statement of financial position in which the financial instrument is included;
•the financial instrument’s book and fair value.
The Group holds the following financial instruments:
Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2022
Non-current other financial assets	19	24,105	9,198	31,389	64,693	64,693
Current other financial assets	19	601	—	—	601	601
Trade and other receivables	20	44,776	—	—	44,776	44,776
Cash and cash equivalents	22	83,022	—	—	83,022	83,022
Total		152,504	9,198	31,389	193,092	193,092
As at December 31, 2023
Non-current other financial assets	19	32,383	3,700	16,557	52,641	52,641
Current other financial assets	19	1,776	—	—	1,776	1,776
Trade and other receivables	20	49,877	—	—	49,877	49,877
Cash and cash equivalents	22	44,585	—	—	44,585	44,585
Total		128,621	3,700	16,557	148,879	148,879
Due to the highly liquid nature of cash and cash equivalents and the pledged bank balances classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2022
Borrowings	25	269,033	—	269,033	272,641
Non-current lease liabilities	17	44,044	—	44,044	N/A
Current lease liabilities	17	7,280	—	7,280	N/A
Trade and other payables	28	51,263	—	51,263	51,263
Warrant liabilities	27	—	1,296	1,296	1,296
Total		371,620	1,296	372,916	325,200
As at December 31, 2023
Borrowings	25	350,722	—	350,722	374,525
Non-current lease liabilities	17	71,563	—	71,563	N/A
Current lease liabilities	17	11,927	—	11,927	N/A
Trade and other payables	28	74,213	—	74,213	74,213
Warrant liabilities	27	—	—	—	—
Derivative liabilities	29	—	7,442	7,442	7,442
Total		508,425	—	508,425	448,738
Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.
32    Fair value measurement
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
An explanation of each level is included in Note 2.7.18 of these consolidated financial statements for the year ended December 31, 2023.
Assets and liabilities measured at fair value
As at December 31, 2023 and December 31, 2022, the Group has recorded the following financial instruments at fair value in the consolidated statement of financial position:
•interest rate cap derivatives;
•investment in equity securities;
•derivative liabilities;
•warrant liabilities.
The Group has two interest rate caps related to the renewed facility, presented within non-current other financial assets. The interest rate caps qualify for the level 2 category in the fair value hierarchy due to the fact that they are not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instruments are observable, the instruments are included in level 2.
The investment in equity securities is also presented within non-current other financial assets. The investment qualified for the level 2 category in the fair value hierarchy at the time of acquisition due to the fact that the investee is not a public company traded in an active market and the fair value was determined using valuation techniques which maximize the usage of observable market data. During the year ended December 31, 2022 the instrument was transferred to the level 3 category in the fair value hierarchy, as the securities are not traded in an active market and there is no observable market data. During the year ended December 31, 2023, the investment in equity securities remained in level 3 category. Therefore, the fair value of these securities is determined using valuation techniques which use unobservable inputs that are significant to fair value.

The derivative liabilities include the PPAs derivatives. The fair value of PPAs derivatives is estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on the forward prices for the remaining maturity of the agreements, using amongst others significant unobservable inputs related to future renewable electricity prices. Since significant inputs required to fair value the instruments are unobservable, the instruments are classified in level 3 category.
As at December 31, 2022, the Group had warrant liabilities related to Public Warrants, recorded at fair value in the consolidated financial statement of financial position, presented as a separate line item. As a result of the Private Placement Warrants exercise in 2022, and the Public Warrants exchange in 2023, no warrant liabilities remain outstanding as at December 31, 2023 (refer to Note 27). The Public Warrants and Private Placement Warrants qualified for the level 3 category in the fair value hierarchy at the time of their issuance due to the fact that they were not traded in an active market at the time and their fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. The Private Placement Warrants and Public Warrants qualified for the level 1 category in the fair value hierarchy before being derecognized in 2022 and 2023 respectively, due to the fact that their fair value is determined based on quoted market prices.
In addition, during the year ended December 31, 2022, preference shares and purchase options were derecognized. Both instruments qualified for the level 3 category in the fair value hierarchy before being derecognized, due to the fact that they were not traded in an active market and the fair value was determined using valuation techniques which use unobservable inputs that were significant to the fair value. Preference share derivatives and purchase options were both presented within non-current other financial assets.
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2023 no transfers occurred between level of fair value hierarchy. During the year ended December 31, 2022 a transfer of €20,568 thousand from level 3 to level 1 with respect to the warrants and a transfer of €41,984 thousand from level 2 to level 3 with respect to the investment in equity securities occurred.
The fair values of the Group’s assets and liabilities measured at fair value are disclosed in the table in Note 31.
Fair value of assets and liabilities not measured at fair value
The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.
Borrowings:
For the renewed facility, the fair value differs from its carrying amount because the interest payable on the loans is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.
The fair values of the Group’s assets and liabilities not measured at fair value are disclosed in the table in Note 31.
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
•derivative liabilities: discounted cash flow analysis;
•warrants valuation as of issuance: binomial tree framework.

Financial instruments measured at fair value (level 3)
The changes in level 3 items for the year ended December 31, 2023 and December 31, 2022 have been as follows:

(in €‘000)	Purchase options	Investment in equity securities
Carrying amount at January 1, 2022	30,400	—
Movements during the year ended December 31, 2022
Fair value gain on purchase options	3,856	—
Derecognition of substantive purchase option	(34,256)	—
Transfer of investment in equity securities from level 2	—	41,984
Fair value loss on investment in equity securities from level 3 classification	—	(10,595)
Carrying amount at December 31, 2022	—	31,389
Movements during the year ended December 31, 2023
Fair value gain/( loss) on investment in equity securities recognized in other comprehensive income	—	(14,832)
Carrying amount at December 31, 2023	—	16,557

(in €‘000)	Warrant liabilities	Preference shares derivatives	Derivative liabilities
Carrying amount at January 1, 2022	—	—	—
Movements during the year ended December 31, 2022
Public warrants assumed as part of the SPAC Transaction	21,260	—	—
Private placement warrants assumed as part of the SPAC Transaction	20,993	—	—
Change in fair value of private placement warrant liabilities	(7,139)	—	—
Transfer of private placement warrant liabilities into level 1	(13,854)	—	—
Change in fair value of public warrant liabilities	(14,546)	—	—
Transfer of public warrant liabilities into level 1	(6,714)	—	—
Preference shares derivatives acquired as part of MOMA acquisition	—	255	—
Sale of preference shares derivatives	—	(186)	—
Fair value gains/(losses) recognized in other income/(expenses)	—	(69)	—
Carrying amount at December 31, 2022	—	—	—
Movements in the year ended December 31, 2023
Initial recognition of derivative liabilities relating to PPAs	—	—	—
Change in fair value of derivative liabilities relating to PPAs	—	—	(7,442)
Carrying amount at December 31, 2023	—	—	(7,442)
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
Valuation inputs to the fair value of warrant liabilities
The fair value of the Public Warrants and the Private Placement Warrants have been estimated using level 3 inputs to a binomial tree framework at the time of their issuance (March 16, 2022) as there was no observable trade price available. Inputs to the binomial framework tree are the spot price per share, risk-free interest rate, the warrants key contractual terms and assumptions related to the Groups expected stock-price volatility and dividend yield.
Subsequent to their listing on an active market in 2022, the Public Warrants qualified for the level 1 category in the fair value hierarchy, due to the fact that their fair value is determined based on quoted market prices. For Private Placement Warrants, which were exercised on April 15, 2022 the fair value on that date was determined based on the spot price per underlying ordinary share of Allego, which is a quoted market price. For Public Warrants, which were exchanged for shares on October 3, 2023 and October 18, 2023 respectively, the fair value on the relevant dates was determined based on the observable listed quoted price (level 1).
Valuation inputs to the fair value of investments in equity securities
The Group updated the valuation model to determine the fair value of investments in equity securities. Inputs to the fair value of the investments in equity securities include historical financial information of the underlying company, EBITDA margin, capital expenditure, the earnings growth factor and risk-adjusted discount rate. The following table summarizes the quantitative information about the significant unobservable input parameters that are considered sensitive and are used in the level 3 fair value measurement of the investments in equity securities, using the DCF (“Discounted Cash Flows”) methodology.

In %	December 31, 2023	December 31, 2022
Growth factor	2.0%	3.0%
Discount rate	10.3%	11.9%
An increase or decrease of 100 basis point in the growth factor would change the fair value of the investment in equity by an increase of €5,221 thousand or a decrease of €3,963 thousand respectively.
An increase or decrease of 100 basis point in the discount rate would change the fair value of the investment in equity by a decrease of €5,148 thousand or an increase of €6,808 thousand respectively.
Valuation inputs to the fair value of preference shares derivatives
Preference share derivatives were derecognized on December 15, 2022 and therefore have a fair value of € nil for the year ended December 31, 2022 and December 31, 2023. The fair value of the preference shares derivatives depended on the future value of shares in Voltalis at the time of a future Triggering Event. A Triggering Event is a majority disposal, public listing or a joint decision of an extraordinary general meeting of the shareholders to convert the shares of Voltalis. To measure the fair value of the instruments, valuation techniques that are based on discounting expected future cash flows, also referred to as the income approach, have been taken into account.

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
The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the preference shares derivatives at the time the Group obtained the rights to the derivative, and at the time of derecognition in 2022.

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
Further details and background on the preference shares derivatives are disclosed in Note 7.
Valuation inputs to the fair value of derivative liabilities relating to PPAs
The fair value of the derivative liabilities relating to PPAs has been estimated using level 3 inputs to a discounted cash-flow model using contractual, company specific and market inputs. These include as key inputs the electricity forward prices, the renewable electricity production volumes and the discount rate (including the credit spread). The electricity forward prices cannot be forecasted using observable market data for the whole duration of the contract and needs to be estimated.
The following table summarizes the quantitative information about the significant unobservable input parameters that are considered sensitive and are used in the level 3 fair value measurement of the derivatives liabilities relating to PPAs, using the DCF (“Discounted Cash Flows”) methodology:

	At inception	December 31, 2023
Parameters
Electricity forward price - wind (in €/MWh) *	90 - 128	83 - 91
Electricity forward price - solar (in €/MWh)	78	69
* the electricity forward price used in the model depends on the contract date and duration of the contract.
An increase or decrease of an average 1,100 basis point in the electricity forward price would change the fair value of the derivative liabilities by a decrease of approximately €4,213 thousand or an increase of approximately €4,213 thousand respectively.

33    Financial risk management
This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap
Market risk – investments price risk	Investments in equity securities	Sensitivity analysis	Monitoring quarterly valuation updates and forecasts of future cash flows
Market risk – commodities price risk	Derivative liabilities	Maturity profile and coverage	Increase supply of renewable electricity via fixed price PPAs
Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.
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
Market risk
Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of interest rate caps. During the years ended December 31, 2023 and 2022, the Group’s borrowings at a variable rate were denominated in euro.
The Group’s borrowings are carried at amortized cost.
As at December 31, 2023, approximately 0% of the Group’s borrowings are at a fixed rate of interest (December 31, 2022: 0%). An analysis by maturities is provided below in section "Maturities of financial liabilities" of this note.
Instruments used by the Group
The Group has two interest rate caps in place with a notional of €240,500 thousand (December 31, 2022: two interest rate cap with a notional of €181,486.5 thousand) which mature in December 2027 (December 31, 2022: in December 2027). As at December 31, 2023, the interest rate caps cover approximately 67% (December 31, 2022: 65%) of the variable loan principal outstanding. The notional of the derivative instruments is based on the principal of the debt and changes over time in order for the interest rate caps to mitigate at least 65% (2022: 65%) of the variable debt outstanding. According to the contract and as the loan is almost fully drawn, the notional of the interest rate cap will remain €240,500 thousand until the maturity of the agreement. Specifically, the strike price is linked to Euribor and was 3.43% at the end of 2023 (2022: 1.50%). The strike price will be 2.97% at the end of 2024, 2.64% at the end of 2025, 2.63% at the end of 2026 and 2.62% at the end of 2027. The remaining cash flow risk is accepted.
The interest rate caps require settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the renewed facility.
Sensitivity
The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as the Group’s bank facilities have a variable interest rate. Equity is not impacted as no hedge accounting is applied. Additionally, an increase or decrease of the Euribor has an impact on the fair value of the Group’s interest rate caps. The impact on the loss for the years ended December 31, 2023 and 2022 as a result of a change in interest rates is as follows:

(in €‘000)	Impact on pre-tax loss
	2023	2022
Interest rates – increase by 10 basis points*	309	586
Interest rates – decrease by 10 basis points*	(346)	(629)
*Keeping all other variables constant.
Global regulators and central banks have been driving international efforts to reform key benchmark interest rates. The market is therefore in transition to alternative risk-free reference rates. Although limited impact is expected on the Euribor, the Group monitors the implications of such a phase out and the market developments. The Group has no interest rate hedging relationships which are affected by the reform and does not expect any significant impact on existing contracts due to a change in the interest rates.
Investments price risk
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

(in €‘000)	Impact on Group's equity
	2023	2022
Fair Value – increase by 4,000 basis points	6,623	12,556
Fair Value – decrease by 4,000 basis points	(6,623)	(12,556)
Amounts recognized in other comprehensive income
The amounts recognized in other comprehensive income in relation to the investment in equity securities held by the group are disclosed in Note 19.
Commodities price risk
Exposure
The Group’s exposure to commodities price risk arises from fluctuations in the energy market prices. The Group concluded long-term fixed price PPAs for wind and solar energy, with the aim to cover at least 80% of the Group's electricity supply with these agreements, in order to hedge against fluctuations in energy prices and secure a long-term and sustainable supply of renewable electricity. These agreements cover the period until the end of 2035.
During the year ended December 31, 2023 the Group has covered 52% of the total electricity consumption in the Netherlands and Germany with the supply from PPAs. The average market prices of renewable electricity were €96 and €95 per MWh in the Netherlands and Germany respectively.
Analysis
The table below summarizes the contractual electricity supply profile (P50) from all PPAs at Allego as at December 31, 2023, resulting in an average expected annual coverage of 25% of the total Group electricity supply till the end of 2035:

	Contractual electricity production
(in GWh)	Total	Less than 12 months	1–5 years	More than 5 years
The Netherlands	2,419	142	1,000	1,277
Germany	880	5	361	514
Average expected coverage	25%	77%	56%	17%
The Group is also exposed to the risk of the market prices being lower than the contractual prices, resulting in high electricity costs for the Group. In this case cost of electricity purchased under the PPAs could be passed on to EV customers.
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
At December 31, 2023, the Group had 25 customers (December 31, 2022: 14) that owed the Group more than €470 thousand (December 31, 2022: €450 thousand) each and accounted for approximately 78% (December 31, 2022: 86%) of the total amount of trade receivables and contract assets. There were 2 customers (December 31, 2022: 3) with a balance greater than €4,700 thousand (December 31, 2022: €4,500 thousand) accounting for just over 32% (December 31, 2022: 49%) of the total amount of trade receivables and contract assets.
Impairment of financial assets
The Group has five types of financial assets that are subject to the expected credit loss (“ECL”) model:
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

The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets disclosed in Note 31.
The Group applies the IFRS 9 simplified approach to measuring ECLs which uses a lifetime expected loss allowance for all trade receivables and contract assets.
The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2023 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.
On that basis, the loss allowance as at December 31, 2023 and December 31, 2022 was determined as follows for trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 –60 days past due	61 –90 days past due	91+ days past due	Total
As at December 31, 2022
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	31,404	5,337	3,189	292	2,448	42,670
Gross carrying amount – contract assets	1,512	—	—	—	—	1,512
Loss allowance	—	—	—	—	—	—
As at December 31, 2023
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	32,931	7,459	897	(5,280)	11,221	47,228
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	—	—
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
The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 34. In this case, funding via the renewed facility would not be available. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s cash and cash equivalents (Note 22) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

Financing arrangements
The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2023	December 31, 2022
Expiring beyond one year—renewed facility	8,390	120,790
As indicated in Note 25, the Group has refinanced its old facility in December 2022. The renewed facility is available to be drawn if the drawdown covenants are met, in euros and has an average maturity of approximately 5 years (December 31, 2022: 5 years).
As at December 31, 2023, €8,390 thousand of the undrawn facilities relate to undrawn capital expenditures facility.
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

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at December 31, 2022
Borrowings	269,033	501,004	9,441	13,925	27,802	449,836	—
Lease liabilities	51,324	71,097	4,546	4,828	8,891	18,916	33,916
Trade and other payables	51,263	51,263	51,263	—	—	—	—
Warrant liabilities	1,296	1,296	1,296	—	—	—	—
Total	372,916	624,660	66,546	18,753	36,693	468,752	33,916
As at December 31, 2023
Borrowings	350,722	479,082	27,198	13,039	22,529	416,316	—
Lease liabilities	83,490	127,101	6,121	6,458	12,841	26,234	75,447
Trade and other payables	74,213	74,213	74,213	—	—	—	—
Warrant liabilities	—	—	—	—	—	—	—
Derivative liabilities	7,442	100,214	1,378	1,410	9,949	28,904	58,573
Total	515,867	780,610	108,910	20,907	45,319	471,454	134,020
34    Capital management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. Refer to Note 23 and Note 24 for the quantitative disclosures of the Company’s share capital, share premium and other reserves.
The objective of capital management is to secure financial flexibility to maintain long-term business operations. The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may amongst others issue new shares or other financial instruments.
The Group has not paid any dividends since its incorporation. The Group expects to retain all earnings, if any, generated by operations for the development and growth of its business and does not anticipate paying any dividends to shareholders in the foreseeable future. In December 2022, the Group has secured financing for its operations through a renewed facility, which is disclosed in Note 25.
No changes were made in the objectives for managing capital during the years ended December 31, 2023 and 2022.

Loan covenants
Under the terms of the renewed facility, the Group is required to comply with the following financial covenants related to interest and earnings before interest, taxes, depreciation and amortization (“EBITDA”) at the consolidated level of the Group:
1.Leverage ratio: calculated on a consolidated level as (total net debt 12 / Group EBITDA).
2.Interest cover ratio: calculated on a consolidated basis as (Group EBITDA / interest paid).
The covenants shall be determined based on the IFRS financial statements of the Group, as required by the terms and conditions of the renewed facility. The compliance with these covenants shall be tested every six months, with the testing period being twelve months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023. The first testing date of the leverage ratio is June 30, 2024.
The target covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing period ending on	Leverage ratio	Interest cover ratio
June 30, 2023	Unconditional	-0.8x
December 31, 2023	Unconditional	-0.9x
June 30, 2024	33.9x	0.4x
December 31, 2024	5.4x	2.3x
June 30, 2025	3.2x	3.8x
December 31, 2025	2.2x	5.5x
June 30, 2026	2.2x	5.5x
December 31, 2026	2.2x	5.5x
June 30, 2027	2.2x	5.5x
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
•Group EBITDA margin ratio: calculated on a consolidated level as (Group EBITDA / Group Revenue).
•Group EBITDA amount: calculated on a consolidated level
•Fast/ultra-fast charging equipment utilization rate: calculated on a consolidated level as (average number of sessions over the relevant Group charger base, divided by 50).
12 Total net debt is calculated as external borrowings less cash and cash equivalents.

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
Breaching the requirements would cause a drawdown stop. Continuing breaches in the drawstop conditions would permit the bank to cancel the total undrawn commitments. The Group may within twenty business days from the occurrence of a drawstop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenants' or utilization rate's levels) which are proposed to be implemented in order to remedy such drawstop event.
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
The Group has complied with these covenants in the reporting period ended December 31, 2023. The actual interest cover ratio for the twelve months ended December 31, 2023 was 0.6.
35    Commitments and contingencies
Purchase commitments for chargers and charging infrastructure
Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2023 were €4,890 thousand (December 31, 2022: €2,452 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).
Purchase commitments for electricity
As disclosed in Note 29, Allego has entered into medium and long-term power purchase agreements for electricity. Significant expenditures for renewable electricity contracted for period between 2024 and 2035, but not recognized as liabilities, as at December 31, 2023 were €256,554 thousand (December 31, 2022: €69,701 thousand). Other purchase commitments for electricity contracted for, but not recognized as liabilities, as at December 31, 2023 were €27,960 thousand (December 31, 2022: €35,990 thousand). These commitments refer to periods between 2024 and 2027. The expected contractual electricity production till the end of 2035 is further detailed in Note 33.
Guarantees
On December 19, 2022, the Group has entered into a renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, which included up to €30,000 thousand to be used for issuance of guarantees and letters of credit, refer to Note 25. The first letters of credit were issued on October 19, 2023 to Solarpark Lindenhof GmbH, as follows: one letter of credit from Banco Santander for the maximum original amount of €6,250 thousand and one letter of credit from Société Générale for the maximum original amount of €6,250 thousand. These letters of credit are not payable by the Group as of December 31, 2023, and the liability will be triggered only in case of non-delivery of physical settlement under the power purchase agreement. The commencement date of the operations of the Solarpark plant is planned to be in September 2024.

36    Related-party transactions
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.
Relationship with the Mega-E Group
After the sale of Mega-E Charging B.V. (“Mega-E”) to Meridiam EM SAS, Mega-E established subsidiaries and formed the Mega-E Group. As a result of the sale, Mega-E and its subsidiaries (the “Mega-E Group”) became related parties under common control until the Group resumed the control over Mega-E Group on March 16, 2022 upon the SPAC Transaction (please also refer to Note 4, Note 36.1 and Note 36.2 for more information).
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

36.1. Transactions with related parties

(in €‘000)	Relationship	2023	2022	2021
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		—	1,743	8,162
Reimbursement of advisory fees		—	953	1,868
Share-based payment expenses		—	74,001	291,837
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		—	1,066	23,974
EV Cars	Other related party
Revenue from contracts with related party		15,585	51,424	24,566
Voltalis	Other related party
Revenue from contracts with related party		5,455	2,268	—
Fair value losses on pref. shares derivatives and net loss on sale of pref. shares derivatives		—	69	—
Executive Board Member	Key management
Other payments		—	4,740	—
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

36.2. Balances with related parties
At December 31, 2023 and 2022, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2023	December 31, 2022
EV Cars	Other related party
Contract assets with related party		—	1,512
Contract liabilities with related party		(6,241)	(5,721)
Trade receivables from related party		7,178	11,367
Trade payable to related party		(220)	(51)
Voltalis	Other related party
Current receivables from related party		—	187
36.3. Remuneration of key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group. The Group considers all executive and non-executive members of the Board of Directors and the Executive Board to be key management personnel as defined in IAS 24 Related party disclosures. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).
The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2023, 2022 and 2021:

(in €‘000)	2023	2022	2021
Short-term employee benefits	3,210	5,262	1,086
Share-based payments	14,422	41,230	89,636
Total	17,632	46,492	90,722
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
The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the agreement. Therefore, the Group has considered that a portion of the share-based payment expenses related to the Special Fees Agreements represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2023, that portion of the share-based payment expenses related to Special Fees Agreements amounted to €3,480 thousand (2022: €26,869 thousand, 2021: €89,636 thousand).
For the year ended December 31, 2023, the remaining amount of the total share-based payment expenses related to the Special Fees Agreement of €6,607 thousand (2022: €58,145 thousand, 2021: €202,201 thousand) is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 9 and Note 11 for details).
Share-based payments - Management Incentive Plan
In March 2022, the Company established the management incentive plan and during the year ended December 31, 2023, issued the grant options and the performance options to the key management. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 11.3 for details on the Management Incentive Plan.
Share-based payments - Long Term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long Term Incentive Plan ("LTIP") on the Closing Date. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. Refer to Note 11.4 for details on the Long Term Incentive Plan.
37    Group information
37.1. List of principal subsidiaries, associates and joint ventures
The Group’s principal subsidiaries, associates and joint ventures as at December 31, 2023, 2022 and 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.
Subsidiaries

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2023	2022	2021
Allego Holding B.V.	Arnhem, the Netherlands	Holding Company	100%	100%	—
Allego US Inc.	Wilmington, Delaware, USA	Financial investment services	100%	100%	—
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%
Allego Portugal, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%
Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	100%
Allego Italy S.R.L.	Torino, Italy	Charging solutions for electric vehicles	100%	100%	100%
Allego Spain S.L.U.	Madrid, Spain	Charging solutions for electric vehicles	100%	100%	100%

Allego Charging Oy	Helsinki, Finland	Charging solutions for electric vehicles	100%	—	—
Allego Switzerland GmbH	Zürich, Switzerland	Charging solutions for electric vehicles	100%	—	—
Allego Austria GmbH	Vienna, Austria	Charging solutions for electric vehicles	100%	—	—
Allego Latvia SIA	Riga, Latvia	Charging solutions for electric vehicles	100%	—	—
Allego Estonia OU	Tallinn, Estonia	Charging solutions for electric vehicles	100%	—	—
Allego Lithuania UAB	Vilnius, Lithuania	Charging solutions for electric vehicles	100%	—	—
Allego Poland Sp. Z o.o	Allego Poland Sp. Z o.o	Charging solutions for electric vehicles	100%	—	—
Faolan GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	—	—
Mega-E Charging B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles at Mega-E sites	100%	100%	—
FEMC Germany GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	—
Mega-E Netherlands Asset Co No 1 B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	—
Mega-E Denmark Asset Co No 1 ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	—
Mega-E Belgium Asset Co No 1 BV	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	—
Mega-E France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	—
Mega-E Sweden Asset Co No 1 AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	—
Mega-E Eastern Europe Holding B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	—
Chamberra Sp. z.o.o.	Warsaw, Poland	Charging solutions for electric vehicles	100%	100%	—
GreenToWheel SAS	Paris, France	Charging solutions for electric vehicles	80%	80%	—
Oury-Heintz Energie Applications SA	Paris, France	Holding Company	100%	100%	—
Modélisation, Mesures et Applications SA	Paris, France	IT consulting services	100%	100%	—
MOMA ASIA Ltd	Hong Kong, China	IT consulting services	—	100%	—
MOMA Collectivites SAS	Paris, France	IT consulting services	51%	51%	—
Associates and Joint Ventures

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2023	2022	2021
FOROIL SAS	Paris, France	Development of solutions to optimize production & reserves of oil and gas fields	44%	44%	—
3EA SAS	Paris, France	Electric installation work	50%	50%	—

37.2. Changes to the composition of the Group
On March 16, 2022, the Group obtained control over Mega-E. The Group held a Mega-E Option that provided the Group with potential voting rights which were considered substantive as of March 16, 2022.
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
38    Subsequent events
The following events occurred after December 31, 2023:
Changes to the composition of the Group
In February 2024, several of the Group's Dutch subsidiaries merged as part of a larger rationalization of the Group's structure. On February 22, 2024, Mega-E Charging B.V. was merged with and into Allego Holding B.V., with Allego Holding B.V. being the surviving entity. In addition, on February 23, 2024, both Mega-E Eastern Europe Holding B.V. and Mega-E Netherlands Asset Co No 1 B.V. were merged with and into Allego B.V., with Allego B.V. being the surviving entity.
Guarantee facility
On April 3, 2024, a letter of credit was issued to one of the renewable electricity suppliers Solar-EP III B.V. as part of the Guarantee Facility, in relation to one of the existing power purchase agreements for a maximum original amount of €2,059 thousand.