Form 20-F
period 2024-12-31
Allego N.V.
filed 2025-04-30
CIK 1874474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Steven Salo
Westervoortsedijk 73 KB, 6827 AV Arnhem, the Netherlands
+31 (0) 88 033 3033
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, Allego N.V. had 273,340,743 ordinary shares outstanding.
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

Words such as, “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “indicates,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would”, "will" and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The risk factors and cautionary language referring to or incorporated by reference in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entities “Item 3. Key Information—D. Risk Factors” of this Annual Report. Forward-looking statements in this Annual Report may include, for example, statements about:
•changes adversely affecting Allego’s business;
•the price and availability of electricity and other energy sources;
•the risks associated with vulnerability to industry downturns and regional or national downturns;
•the effect of new tariffs on our business and financial conditions
•fluctuations in Allego’s revenue and operating results;
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
•the impact of a pandemic or other health crises, climate change and/or other unforeseen events, including related supply chain disruptions, expense increases and inflationary pressures;
•the impact of worldwide and regional political, military or economic conditions, including the Russia/Ukraine and Israel/Hamas conflicts increased trade tensions between the United States, the EU, Russia, China and other countries, hyperinflation, higher interest rates, and other significant political or civil disturbances in international markets where we conduct business ; and
•other factors detailed under the section entitled “Item 3. Key Information—D. Risk Factors” in this Annual Report and in Allego’s other filings with the SEC.
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
FINANCIAL STATEMENT PRESENTATION
Athena Pubco B.V. was incorporated by Madeleine Charging B.V. on June 3, 2021 for the purpose of effectuating the Business Combination. Prior to the Business Combination, Athena Pubco B.V., which was redesignated as Allego N.V. in connection with the Closing, had no material assets and did not operate any businesses. The Business Combination resulted in Allego N.V acquiring Allego Holding and combining with Spartan, with an exchange of the shares and warrants issued by Spartan for those of Allego N.V. The Business Combination was accounted for as a capital reorganization followed by the combination with Spartan, which was treated as a recapitalization. Following the Business Combination, both Allego Holding and Spartan are wholly owned subsidiaries of Allego N.V.
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
Risks Related to Allego’s Business, Industry and Regulatory Environment
Allego is a company with a history of operating losses, and expects to incur significant expenses in the near term and medium term.
Allego incurred a net loss of €44.6 million and €110.3 million for the years ended December 31, 2024 and December 31, 2023, respectively, and as of December 31, 2024, Allego had total negative equity of approximately €97.9 million. Allego believes it will continue to incur net losses for the near term. Even if it achieves profitability, there can be no assurance that it will be able to maintain profitability in the future. Allego’s potential profitability is particularly dependent upon the continued adoption of electric vehicles (“EVs”) by consumers in Europe, which may occur at a slower pace than anticipated or may not occur at all. This continued adoption may depend upon continued support from regulatory programs and in each case, the use of Allego chargers and Allego services may be at much lower levels than Allego currently anticipates.
Allego has experienced growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adversely affected.
Allego has experienced growth in recent periods that has placed and continues to place a significant strain on employee retention, management, operations, financial infrastructure and corporate culture and has required several strategic adjustments. Allego’s revenue has increased from €145.5 million in 2023 to €190.1 million in 2024. In addition, in the event of further growth, Allego’s information technology systems and Allego’s internal control over financial reporting and procedures may not be adequate to support its operations and may increase the risk of data security incidents that may interrupt business operations and permit bad actors to obtain unauthorized access to business information or misappropriate company funds. Allego may also face risks to the extent such bad actors infiltrate the information technology infrastructure of its contractors. Allego may also face the risk that EVCloudTM, its core platform, is not able to support Allego’s growth due to increased traffic on Allego charging points, which would interrupt business operations. Allego could then also face contractual penalties with its customers if this results in a failure to meet its contractual obligations.
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
Allego obtains electricity for its own charging stations through contracts with power suppliers or through direct sourcing on the market from producers. In most of the countries in which Allego operates, there are many suppliers that can offer medium or long-term contracts that can allow Allego to hedge the price of electricity. However, market conditions may change, triggering fluctuations and global increases in the price of electricity. For example, the price of electricity is generally higher in the winter due to higher electricity demands, and Europe experienced record high electricity price increases in 2022 caused in large part by the Russia/Ukraine conflict. While these costs could be passed on to EV customers, increases in the price of electricity could result in near-term cash flow strains for Allego. In addition, global increases in electricity pricing will increase the price of charging, which could impact demand and hamper the use of public charging by EV customers, thus decreasing the number of charging sessions on Allego’s charging stations and adversely impacting its profitability and growth. Furthermore, competitors may be able to source electricity on better terms than Allego, which may allow those competitors to offer lower prices for charging, which may also decrease the number of charging sessions on Allego’s charging stations and adversely impact its profitability and growth.
Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity (for example, grid connections delays) would adversely affect Allego’s business and results of operations.
The operation and development of Allego’s charging points is dependent upon the availability of electricity, which is beyond its control. Allego’s charging points are affected by problems accessing electricity sources, such as planned or unplanned power outages or limited grid capacity. In the event of a power outage, Allego will be dependent on the grid operator, and in some cases the site host, to restore power for its charging solutions or to unlock grid capacity. Any prolonged power outage or limited grid capacity could adversely affect customer experience and Allego’s business and results of operations.
Allego’s public charging points may be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the charging equipment. Such increased wear and tear could shorten the usable lifespan of the chargers, adversely impact the availability of charging equipment and require Allego to increase its spending on replacement and maintenance costs.
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
In addition, there are means for charging EVs other than publicly accessible charging, which could affect the level of demand for onsite charging capabilities at public or commercial areas, which are Allego’s primary focus. For example, Tesla Inc. ("Tesla") continues to build out its supercharger network across Europe for its vehicles, which could reduce overall demand for EV charging at other sites. Tesla has opened its supercharger network to support charging of non-Tesla EVs. Additionally, third-party contractors can provide basic electric charging capabilities to potential customers of Allego, including commercial on premise charging and home charging solutions. Many EV hardware manufacturers are now offering home charging equipment, which could reduce demand for public charging if EV owners find charging at home to be more convenient. Regulations imposing home or workplace charging capabilities for all new buildings could also adversely affect the development of public charging versus home charging.
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
Allego’s future revenue growth will depend in significant part on its ability to increase the number and size of its charging sites, traffic, and the roll out of Business to Business ("B2B") as well as Business to Consumer ("B2C") customers.
The sites Allego may wish to lease or acquire may first be leased or acquired by competitors or they may no longer be economically attractive due to certain adverse conditions such as increased rent which would hamper the growth and profitability of Allego’s business.
Furthermore, Allego’s customer base may not increase as quickly as expected because the adoption of EVs may be delayed or transformed by new technologies. In addition to the factors affecting the growth of the EV market generally, transitioning to an EV fleet for some customers or providing EV equipment to facilities for other customers can be costly and capital intensive, which could result in slower than anticipated adoption. The sales cycle for certain B2B customers could also be longer than expected.

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
Further, even though the Group has complied with the covenants of the old facility and renewed facility throughout all reporting periods presented and used the equity cure at December 31, 2024, the Group also forecasts the potential breach of the interest cover ratio and leverage ratio covenants at June 30, 2025 and the Group is dependent on obtaining additional financing to execute its business plan. The covenant ratios are increasing every testing date until June 30, 2027. Failure to comply with the terms and conditions of any existing or future indebtedness would constitute an event of default. If an event of default occurs, the lenders or note holders will have the right to accelerate the maturity of such indebtedness and foreclose upon the collateral, if any, securing that indebtedness.
Allego may need to raise additional funds or debt and these funds may not be available when needed.
Allego may need to raise additional capital or debt in the future to further scale its business and expand to additional markets. Allego may raise additional funds through the issuance of equity, equity-related or debt securities, or through obtaining credit from financial institutions. Further, on January 3, 2025, the Company filed a Form 15 to terminate the registration of the Allego Ordinary Shares under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Section 15(d) of the Exchange Act, which will limit its ability to raise equity capital through the U.S. public markets in the future. Allego cannot be certain that additional funds will be available on favorable terms when required, or at all. If Allego cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially and adversely affected. If Allego raises funds through the issuance of debt securities or through loan arrangements, the terms of such arrangements could require significant interest payments, contain covenants that restrict Allego’s business, or other unfavorable terms. In addition, to the extent Allego raises funds through the sale of additional equity securities, Allego shareholders would experience additional dilution
If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer.
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
Adverse macroeconomic conditions, including an recession, may impact the growth of EVs, the growth of EV charging demand and Allego's business as a whole.
Difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence, as well as reduced spending by businesses, could each have a material adverse effect on the demand for Allego’s charging points network and services.
Further, the market for EVs is affected by macroeconomic events and conditions, including inflation, interest rate fluctuations, uncertainty with respect to the federal budget and debt ceiling and potential government shutdowns related thereto, increasing financial market volatility and uncertainty, the impact of war or military conflict, including regional conflicts around the world, and public health pandemics. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact us and our customers and suppliers. For example, on April 2, 2025, the United States announced an initial baseline 10% tariff on all foreign goods, with goods imported from specified nations, including China and those in the European Union, taxed at higher rates (subject to a temporary implementation delay). If our suppliers suffer disruptions in the global supply chain caused by macroeconomic events and conditions, the development and build out of our charging network may be delayed or infeasible, which could significantly harm our business.
Further, the automotive manufacture industry is particularly sensitive to the impact of tariffs on the increased costs of manufacturing and selling vehicles, which may result in substantial increases to the cost of vehicles to consumers, including EVs. Because Allego is substantially reliant on the increased adoption and sales of new EVs, if there is any downturn in the sales of EVs or consumers reduce their purchases of new EVs, either because the vehicles are more expensive or as the result of a general downturn in the overall economy as the result of the tariffs, Allego’s customers may reduce their need for EV infrastructure development and Allego’s business, financial results and results of operations may be harmed.
A downturn in macroeconomic conditions, including a resumption in the rise of inflation and interest rates; increases or changes in U.S. or global tariff policies and programs and any corresponding supply chain disruptions; global political and economic uncertainty; geopolitical tensions, such as the ongoing Russia-Ukraine conflict, conflicts in the Middle East and the possibility of trade war, conflict or sanctions between the United States and China; a lack of availability of credit; financial services sector instability; a reduction in business confidence and activity; and other factors have in the past, and may in the future, negatively affect the industries to which Allego sells its products and services. Allego’s customers may suffer from reduced operating budgets, which could cause them to defer, reduce, or forego purchases of Allego’s products or services. Moreover, competitors may respond to market conditions by lowering prices, which may make the prices for Allego’s products and services less competitive or cause Allego to reduce its prices, which in turn may reduce Allego’s gross margins and adversely affect Allego’s growth. Uncertainty about global and regional economic conditions, a downturn in the sale or delivery of EVs, or a reduction in EV infrastructure spending even if economic conditions are stable, could adversely impact Allego’s business, financial condition, and results of operations.
Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes, including issues caused by increased tariffs, could negatively affect its business.
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
In addition, the military conflict between Russia and Ukraine, the conflict between Israel and Hamas and the broader geopolitical uncertainties could lead to additional disruption, instability and volatility in global markets and industries that could negatively impact Allego’s supply chain. Sanctions, tariffs and export controls imposed by the United States, Russia and potential other territories could adversely affect Allego’s supply chain, which, in turn, could affect Allego’s business and operating results.
Further, the United States has imposed extraordinary tariffs and extensive export controls targeted primarily at China, including China's semiconductor industry, and China has retaliated with reciprocal increases in tarrifs. If the trade war between the United States and China escalates, or there is a conflict between China and Taiwan, which is a leading producer of semiconductors, there could be further disruption to the semiconductor industry and global supply chains. Allego or the suppliers it procures components from may be unable to manufacture products at prices our customers would accept, or at all. Any inability to pass on future increased costs to customers would put downward pressure on Allego’s gross margins and adversely affect Allego’s business, results of operations and financial condition. In addition, Allego may experience an impact in the future due to increased fuel and shipping costs, limited supply of or tariffs imposed on components or replacement parts used by Allego in its manufacturing process, or the automotive industry in general, and delays caused by changes to global shipping routes and logistics. Such adverse impacts on Allego’s supply chain could limit its ability to manufacture and sell its products on a timely and cost-effective basis and adversely affect its gross margins, which could materially adversely affect Allego’s business and results of operations.
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
Inflation, which increased significantly during 2023 and 2024, could adversely affect Allego by increasing the costs of materials and labor needed to operate Allego’s business and could continue to adversely affect the Company in future periods. If a high inflationary environment were to continue, there can be no assurance that Allego would be able to recover related cost increases through price increases, which could result in downward pressure on Allego’s operating margins. As a result, Allego’s financial condition, results of operations, and cash flows, could be adversely affected over time.
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
Allego relies on some open-source software and libraries, including those issued under the General Public License (or similar “copyleft” licenses) for development of its products and may continue to rely on open source software in the future. Companies that use open source software in connection with their products have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, third parties may assert claims against Allego claiming ownership of what Allego believes to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses may require users who distribute proprietary software containing or linked to open source software to publicly disclose all or part of the source code to such proprietary software and/or make available any derivative works of the open source code under the same open source license, which could include proprietary source code. In such cases, the open source software license may also restrict from charging fees to licensees for their use of our software. While we monitor the use of open source software and try to ensure that open source software is not used in a manner that would subject our proprietary source code to these requirements and restrictions, such use could inadvertently occur, which may decrease revenue and lessen any competitive advantage Allego has due to the secrecy of its source code.
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
Allego currently serves customers from third-party data center facilities operated by Microsoft Azure Services (“MAS”) located in the United States, Europe and Canada. In addition to MAS, some Allego services are housed in third-party data centers. Any outage or failure of MAS or of such data centers could negatively affect Allego’s product connectivity and performance. Furthermore, Allego depends on connectivity from its charging stations to its data centers through cellular service providers, such as KPN, a Dutch cellular service provider. Any incident affecting a data center's facilities or a cellular service provider’s infrastructure or operations, whether caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, breach of security protocols, computer viruses and disabling devices, failure of access control mechanisms, natural disasters, war, criminal act, military actions, terrorist attacks and other similar events could negatively affect the use, functionality or availability of Allego’s services.
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
Allego’s future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new solutions and services that achieve market acceptance. Allego plans to incur significant research and development costs in the future as part of its efforts to design, develop, manufacture and introduce new solutions and services, new technologies and enhance existing solutions and services. Allego’s development expenses were €5.3 million in 2024, €4.6 million in 2023, and €4.0 million in 2022, and are likely to be similar in the future. Further, Allego’s research and development program may not produce successful results, and its new solutions and services or new technologies may not achieve market acceptance, create additional revenue or become profitable. Allego’s potential inability to develop the necessary software and technology systems, including systems incorporating the use of artificial intelligence, may harm its competitive position. Allego is also relying on third-party suppliers to develop a number of emerging technologies for use in its products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that Allego’s suppliers will be able to meet the technological requirements, scalability, quality, production timing, and volume requirements to support its business plan. As a result, Allego’s business plan could be significantly impacted.
Customer-Related Risks
Allego may be unable to increase the demand for its public charging network, which could adversely affect its profitability and growth.
Allego’s development strategy consists, in part, on the rollout of public charging sites with ultra-fast charging capabilities. The growth in utilization of these charging sites is key for the profitability of Allego’s business. If utilization does not increase, if the adoption of ultra-fast charging is slower than expected, or if the marketing cost to increase such utilization, either directly or through third parties, is increasing widely, the profitability and growth of Allego may be adversely affected. The expected premium for ultra-fast charging compared to slow charging may not be realized, hampering the growth of ultra-fast charging which may adversely affect Allego’s profitability and growth.
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

Risks Related to Ownership of Allego Securities
We have deregistered the Allego Ordinary Shares under the Exchange Act, which could negatively affect the liquidity and trading prices of Allego Ordinary Shares.
On January 3, 2025, we filed with the SEC a Form 15, Notice of Termination of Registration and Suspension of Duty to File, to voluntarily deregister the Allego Ordinary Shares and suspend our reporting obligations under the Exchange Act. Deregistering the Allego Ordinary Shares will negatively affect the liquidity, trading volume and trading prices of Allego Ordinary Shares. Further, after this report, we are no longer required to, and will not, file information with the SEC or provide certain information to our stockholders under the Exchange Act, including without limitation through the filing of Forms 20-Fs and 6-K, and many provisions of the Exchange Act will become inapplicable to us.
There can be no assurance of an active, liquid and orderly trading market for our Ordinary Shares or that investors will be able to sell their Ordinary Shares.
Our Ordinary Shares are currently quoted on the OTC Pink Open Market under the symbol “ALLGF.” There is only a limited, public trading market for our Ordinary Shares. Market liquidity will depend on the perception of our business and any steps that our management might take to bring public awareness of our business to the investing public within the parameters of the federal securities laws. There is no assurance that any such awareness will be generated or sustained. Therefore, investors may not be able to liquidate their investment or liquidate it at a price paid by investors equal to or greater than their initial investment in our Ordinary Shares. Moreover, holders of our Ordinary Shares may not find purchasers for their shares should they decide to sell the Ordinary Shares held by them at any particular time, if ever. Our Ordinary Shares should be purchased only by investors who have no immediate need for liquidity in their investment and who can hold our Ordinary Shares, possibly for a prolonged period of time.
Further, Rule 15c2-11, promulgated under the Exchange Act, ensures that broker-dealers, in their role as professional gatekeepers to the over-the-counter-market, where our Ordinary Shares are quoted for trading, do not publish quotations for an issuer's security when current issuer information is not publicly available, subject to certain exceptions. Companies trading on the OTC Pink Open Market must generally have current information be available for broker-dealers to be able to publish quotations for their securities. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market unless we make current information regarding our company available as required by the Rule. As we do not plan to be current on our reporting requirements, we could be removed from quotation on the OTC Pink Open Market, which would limit the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in a secondary market.
Furthermore, our articles of association provide that for as long as any of our common shares are admitted to trading on Nasdaq, the New York Stock Exchange, or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Ordinary Shares reflected in the register administered by our transfer agent, subject to certain overriding provisions of Dutch international private law. Since the Delisting, if our Ordinary Shares are no longer admitted to trading on a regulated stock exchange operating in the U.S., Dutch law would require any issuance or transfer of our common shares to be effected by means of a notarial deed executed before a civil law notary officiating in the Netherlands, unless Dutch international private law would cause a different property law regime to apply. There can be no assurance that trades in our common shares on the OTC Pink Open Market or another over-the-counter market would constitute a valid share transfer as a matter of Dutch law.
Allego could be treated as a U.S. corporation or a “surrogate foreign corporation” for U.S. federal income tax purposes as a result of the [Business Combination].
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
If Allego is treated as a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) holds Ordinary Shares (regardless of whether Allego remains a PFIC for subsequent taxable years), certain adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, and interest charges on certain taxes treated as deferred, and additional reporting requirements may apply to such U.S. Holder. Under certain circumstances, certain elections may be available to U.S. Holders of Ordinary Shares to mitigate some of the adverse tax consequences resulting from PFIC treatment.
PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Based on the composition of Allego’s income and assets, including goodwill, Allego expects to take the position that it was not a PFIC for the taxable year of the Business Combination, but such position is not free from doubt. Allego’s PFIC status for the taxable year of the Business Combination or any subsequent taxable year will not be determinable until after the end of each such taxable year, and Allego cannot assure you that it will not be a PFIC in the taxable year of the Business Combination or in any subsequent taxable year. If Allego were later determined to be a PFIC, you may be unable to make certain advantageous elections with respect to your ownership of Ordinary Shares that would mitigate the adverse consequences of Allego’s PFIC status, or making such elections retroactively could have adverse tax consequences to you. Allego is not representing to you, and there can be no assurance, that Allego will not be treated as a PFIC for the taxable year of the Business Combination or in any subsequent taxable year. Allego has not sought and will not seek any rulings from the IRS or any opinion from any tax advisor as to such tax treatment. U.S. Holders should consult with, and rely solely upon, their tax advisors to determine the application of the PFIC rules to them and any resultant tax consequences.
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
Allego may need to raise additional financing through loans, securities offerings or additional investments in order to fund its ongoing operations. If Allego chooses to raise additional financing through the issuance of Ordinary Shares, such additional Ordinary Shares or such other securities may be issued at a discount to the market price of Ordinary Shares at the time of issuance. Furthermore, in the event of an issuance of Ordinary Shares or a grant of rights to subscribe for Ordinary Shares, subject to certain exceptions, each shareholder will have a pro rata preemption right in proportion to the aggregate nominal value of such holder’s Ordinary Shares. These pre-emption rights may be restricted or excluded by a resolution of the General Meeting or by another corporate body designated by the General Meeting. Our Board has been authorized for a period of five years from the Closing Date to issue shares or grant rights to subscribe for shares up to our authorized share capital from time to time and to limit or exclude pre-emption rights in connection therewith. Any issuance of such securities could result in substantial dilution to Allego’s existing shareholders.
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
Financial and Accounting-Related Risks
Allego’s financial condition and results of operations are likely to fluctuate in future periods, which could cause its results for a particular period to fall below expectations.
Allego’s financial condition and results of operations have fluctuated in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond its control.
In addition to the other risks described herein, the following factors could also cause Allego’s financial condition and results of operations to fluctuate:
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
Fluctuations in operating results and cash flow could, among other things, give rise to short-term liquidity issues. In addition, revenue, and other operating results in future quarters may fall short of the expectations of investors and financial analysts.

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
The ability of Allego to utilize net operating loss and tax loss carryforwards and other tax attributes (including carry-forward non-deductible interest expenses under the Dutch earnings stripping rule) is conditioned upon Allego’s attaining profitability and generating taxable income. Additionally, Allego’s ability to utilize net operating loss and tax loss carryforwards to offset future taxable income may be subject to certain limitations. Allego Holding and its Dutch group entities incurred significant net losses since inception and Allego is expected to continue to incur significant losses in the foreseeable future. In this respect, the exact amounts of the tax losses of Allego Holding and its Dutch subsidiaries for the financial years 2021, 2022, 2023 and 2024 are not fully clear since the Dutch corporate income tax returns for 2021, 2022, 2023 and 2024 still have to be filed with the Dutch Tax Authorities and the Dutch Tax Authorities still have to review and approve this tax return. That said, the amount of tax losses of Allego Holding and its Dutch subsidiaries with respect to the period prior to the Business Combination has been discussed with the Dutch Tax Authorities and the Dutch Tax Authorities have confirmed that the Business Combination does not result in the application of the Dutch change in ownership rules. As a result, the tax losses incurred prior to the Business Combination and allocable to Allego Holding and its Dutch subsidiaries will remain available for set-off following the Business Combination (and the termination of the Dutch tax group as a result thereof). The Dutch Tax Authorities concurred with the methodology of allocating the tax losses to Allego Holding and its Dutch subsidiaries at the time of the Business Combination in respect of the tax losses (to be) incurred based on the filed tax returns for the financial years 2018, 2019 and 2020 . For the years 2021, 2022, 2023 and 2024 a similar outcome can in principle be expected after filing the tax returns for these years. However, going forward, these tax losses will only be available for set off against taxable income actually realized by Allego Holding and its Dutch subsidiaries, in respect of tax losses incurred and allocated to Allego Holding, or its relevant Dutch subsidiary, in respect of tax losses incurred and allocated to that Dutch subsidiary.
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

Allego has previously identified material weaknesses in its internal control over financial reporting. If Allego is unable to remediate material weaknesses, or if Allego identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may potentially result in material misstatements of Allego consolidated financial statements.

As of December 31, 2024, Allego is required to provide management’s attestation on internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. The standards required for a public company under the Sarbanes-Oxley Act are significantly more stringent than those previously required of Allego as a privately held company.

Throughout 2024, Allego made significant improvements in their internal control over financial reporting by implementing policies, procedures, and business process and IT General controls. These improvements included hiring and retaining qualified finance and accounting personnel, enhancing the financial closing process, deploying a risk assessment framework, rolling out a comprehensive internal control framework, investing in risk management and internal control tooling, and further strengthening its internal control governance by adopting internal control monitoring and control testing. As a result, Allego has resolved certain previously reported Material Weaknesses.

Allego has identified one material weakness in its internal control over financial reporting as of December 31, 2024. See “Item 15. Controls and Procedures” of this Annual Report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Allego’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified the following material weakness:

•Allego did not adequately maintain initiation controls and / or sufficient controls over the completeness and accuracy of the related reports utilized in the financial statement close process including property, plant, and equipment, leases, and procure to pay transactions and did not maintain controls over certain reports utilized in the IT general controls processes.

A material weakness could result in a misstatement of account balances or disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected.

In order to remediate the material weakness, Allego continues to roll out initiatives to further strengthen its internal control maturity, thereby limiting Allego’s exposure to errors, losses or fraud. These remediation measures build on initiatives deployed throughout 2024 as well as improving project administration, contract administration and IT automation to improve control execution quality.

Allego estimates it will be able to remediate the remaining material weakness throughout 2025. Remediation measures may be time-consuming and might place demands on its financial and operational resources. In addition, even if Allego is successful in strengthening its internal controls and procedures, in the future those internal controls and procedures may not be adequate to prevent or sufficiently identify irregularities or errors or to facilitate the fair presentation of Allego’s consolidated financial statements.
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
ESG disclosure obligations have been implemented, and have been proposed, in many jurisdictions (including in the EU and the UK). Allego is currently assessing the impact of the rules, and expects to incur increased costs relating to the assessment and disclosure of climate-related risks and costs, but at this time such costs or any potential adverse impacts resulting from the rules cannot be reliably predicted. Similar risks may also apply to Allego in relation to its obligations to comply with existing and future climate and ESG-related regulation across a number of jurisdictions.
We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.
Until our Delisting, we were subject to the Dutch Corporate Governance Code (“DCGC”) and the DCGC may still apply to us after the Delisting if the OTC Pink Open Market qualifies as a regulated market (as defined by Dutch law), a multilateral trading facility (as defined by Dutch law) or a comparable trading venue. The DCGC contains principles and best practice provisions on corporate governance that regulate relations between the Board and the General Meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies must disclose in their statutory annual reports whether they comply with the provisions of the DCGC. If a company subject to the DCGC does not comply with those provisions, that company would be required to give the reasons for such non-compliance. We do not comply with all best practice provisions of the DCGC. This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.
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
The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.
When we were an Exchange Act reporting company, we qualified as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we took advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important.
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
Madeleine owns approximately 86.54% of our outstanding Ordinary Shares and has the right to direct the voting of an additional approximately 4.86% of our outstanding Ordinary Shares as a result of the irrevocable voting power of attorney granted by E8 Investor to Madeleine. As a result, Madeleine will be able to control matters requiring shareholder or board approval, including the election of directors, approval of any potential acquisition of Allego, changes to Allego’s organizational documents and significant corporate transactions. This concentration of ownership and voting power makes it unlikely that any other holder or group of holders of Allego’s securities will be able to affect the way Allego is managed or the direction of its business. The interests of Madeleine with respect to matters potentially or actually involving or affecting Allego, such as future acquisitions, financings and other corporate opportunities and attempts to acquire Allego may conflict with the interests of other shareholders. In particular, Meridiam, which is the manager of the indirect parent entities of Madeleine, is in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with Allego. Meridiam and their respective affiliates may also pursue acquisition opportunities that may be complementary to Allego’s business (and, as a result, those acquisition opportunities may not be available to Allego) or may have an interest in Allego pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to Allego or other Allego shareholders.
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
A competent Dutch court may deny the recognition and enforcement of punitive damages or other awards. Moreover, a competent Dutch court may reduce the amount of damages granted by a United States court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Finally, there may be specific other instances, including pursuant to anti-boycott rules and regulations, where Dutch law prohibits the recognition and enforcement of a United States judgment. Thus, United States investors may not be able, or experience difficulty, to enforce a judgment obtained in a United States court against Allego or its officers.
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
Athena Pubco B.V. was incorporated pursuant to Dutch law on June 3, 2021 for the purpose of effectuating the Business Combination and, following the consummation of the Business Combination on March 16, 2022, Allego N.V. became the parent company of the combined business. In connection with the Business Combination, the Allego Articles were amended and Athena Pubco B.V. changed its legal form from a Dutch private liability company (besloten vennootschap met beperkte aansprakelijkheid) to a Dutch public liability company (naamloze vennootschap) and its name from Athena Pubco B.V. into Allego N.V. See “Item 5. Operating and Financial Review and Prospects” for a discussion of Allego N.V.’s principal capital expenditures and divestitures.
On June 16, 2024, Allego N.V., Madeleine Charging B.V. and Meridiam Sustainable Infrastructure Europe IV SLP, as represented by Meridiam, entered into a Transaction Framework Agreement (“TFA” ). Pursuant to the TFA, Madeleine launched a tender offer (the “Offer” ) to purchase all ordinary shares of Allego N.V. that were not held by Madeleine or its affiliates for a cash payment of $1.70 per share, without interest. The Offer expired one minute after 11:59 p.m., New York City time, on July 31, 2024 and was not extended, and a total of 38,718,988 Allego Ordinary Shares were properly tendered and not withdrawn, and Meridiam accepted for purchase all such shares.
In accordance with the TFA, on August 12, 2024, the Company filed a Form 25 with the SEC to voluntarily delist the Allego Ordinary Shares from the NYSE, (the “Delisting”). The Delisting took effect ten days thereafter, with August 22, 2024 being the last trading day of Allego’s Ordinary Shares on the NYSE. After the Delisting, Allego did not change its legal form and continues to be a Dutch public liability company (naamloze vennootschap).
By entering into the Transaction Framework Agreement, Meridiam reaffirms its commitment to supporting the Company strategically and financially, and to cooperate closely with Allego’s management team. Contingent upon the Delisting, Meridiam SAS, through its managed funds, has committed to making available to Allego an amount of €46,000 thousand in order to develop, operate and maintain charging sites in Germany (for further details reference is made to Note 36 Related-party transactions), as well as an additional amount of €310,000 thousand in the form convertible bond funding to support the delivery of Allego’s growth plan. The €310,000 thousand financing shall be made available in three installments. As such, in December 2024, Allego N.V entered into a convertible bond agreement with Meridiam Found IV S.A.S for the first tranche, with an aggregate principal amount of €150,000 thousand. The convertible bonds were issued on December 27, 2024. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026. For further details, reference is made to Note 25 Borrowings.
On January 3, 2025, the Company filed a Form 15 to terminate the registration of the Allego Ordinary Shares under Section 12(g) of the Exchange Act, and suspended the Company's reporting obligations under Section 15(d) of the Exchange Act. Therefore, the Company expects this Annual Report to be its last filing with the SEC until such time as the Company is required to, or otherwise elects, to make filings with the SEC pursuant to SEC rules and regulations.
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
B.Business Overview
Allego operates one of the largest pan-European electric vehicle EV public charging networks and is a provider of high value-add EV charging services to third-party customers. Its large, vehicle-agnostic European public network offers easy access for all EV car, truck and bus drivers. As of December 31, 2024, Allego owns or operates more than 33,500 charging ports across more than 13,600 public and private locations, spanning activities in 16 countries, representing a decrease of more than 1,500 charging ports since December 31, 2023. The overall decrease in the number of charging ports is primarily attributable to a reduction in third-party managed ports, while the Allego own network increased from 25,600 to 26,780, reflecting Allego’s strategic shift toward prioritizing its own charging infrastructure. In addition, it provides a wide variety of EV-related services including site design and technical layout, authorization and billing, and operations and maintenance to more than 595 customers that include fleets and corporations, charging hosts, OEMs, and municipalities.
Founded in 2013, Allego deployed its first fast charger soon after and deployed Europe’s first ultra-fast charging station in 2017. From its inception, Allego has focused on EV charging solutions that can be accessed by the highest number of vehicles, regardless of vehicle type or OEM, thus allowing it to grow in a vehicle-agnostic manner. In 2018, Allego was acquired by Meridiam, a global long-term sustainable infrastructure developer and investor, which at the time provided necessary capital to enable the expansion of Allego’s existing global network, services and technologies. Allego’s charging network includes fast, ultra-fast, and slow charging equipment. Allego takes a two-pronged approach to delivering charging solutions, providing an owned and operated public charging network with energy either certified renewable, CO2-neutral or green or directly sourced through PV plants or wind farms and supplied by Allego, renewable energy in addition to charging solutions for business customers, including leading retail and auto brands.
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
Despite the recent slowdown in EV sales in Europe, the prospects for European EV market growth remain strong. The European EV market is larger and growing faster than the U.S. market, according to Allego’s estimates, due to European market attributes that generally favor fast charging, including more stringent regulatory regimes, high urbanization rates, a scarcity of in-home parking in dense cities and significant interurban traffic. The shift from traditional ICE cars to EVs has occurred more rapidly in Europe than expected, particularly in light of governmental regulations such as the total ban of ICE cars in large cities such as London as soon as 2030 and the restrictions on ICE sales in some countries, including the United Kingdom.
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
Allego’s two business lines complement each other: the service activities capitalize on Allego’s network and technologies while directly addressing and being responsive to its customers’ trends. Both business lines also allow Allego to focus on long-term and recurring revenue ranging from 5 years on average for our service activities to more than 15 years for the revenue from our charging stations. Allego invests significantly in its owned ultra fast charging network and believes this segment will grow the fastest and represents the highest margins in the EV charging value chain.
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
Charging sessions
Allego sells EV drivers charging sessions at its public charging points. Drivers can pay for these sessions through direct payment, such as by contactless payment or credit card, or with tokens with MSPs with whom the EV driver has a contract. With respect to tokens, Allego charges the price of the sessions on a monthly basis to the MSP. Allego’s network can be accessed by more than 172 MSPs in Europe and through e-clearing net, which facilitates the interoperability of the public charging networks. Allego typically manages its charging sites by selecting the site through its AllamoTM software which then provides an optimal configuration of charger types based on the expected traffic. Allego then processes the building and grid connection permits. The technical layout of the charging stations is derived from Allego’s intellectual property which minimizes installation and maintenance costs while addressing capacity constraints of the site. Allego then selects chargers that are installed by Allego contractors, and when complete, the site is onboarded onto Allego’s EVCloudTM platform to enable access and charging sessions to the EV drivers with its SmoovTM app. With the SmoovTM app, all EV drivers can find Allego charging points, see their availability, start sessions, and determine the price and the cost of the charging sessions. As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions.
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
•Revenue from operation and maintenance of charging equipment. These services include the deployment of Allego’s cloud-based platform EVCloudTM to monitor chargers and charging sessions, collect, share and analyze charging data as well as the maintenance of the site. Generally, these contracts involve a one-off development cost but generate long-term revenues. Depending on the requirements, Allego can organize the supply of charging and installation for specific customers as an operation and maintenance contract (e.g. large depots) and provide the information flow management that such solutions require. The range of solutions offered is standardized in terms of hardware and charging points managed by Allego’s platform in order to maximize synergies with its existing technologies.
The revenue streams described above complement each other: the service activities make the most of the development of Allego network and use the synergies of their technologies while being responsive to customer trends.
•Consulting services. Allego provides consulting services on research strategy and development of proprietary integrated tools taking the form of both software and/or hardware as a result of the MOMA acquisition. However, the Company has discontinued this revenue stream in alignment with its strategic focus on core charging operations. As a result, consulting services will no longer be offered going forward.
•
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
Energy Supply
Allego has extensive knowledge of the electricity supply in its markets. Its sourcing is from green renewable energy supported by green certificates. Allego can source its electricity on a long-term basis with renewable assets in order to hedge price increases and can pass-through increases in electricity prices in the charging sessions of the Allego network. In addition, Allego has developed its own capacity to operate directly on the electricity market as a wholesale buyer if needed in order to minimize the cost of its sourcing and to have long-term direct relationships with renewable assets such as wind or solar farms. Furthermore, Allego is developing smart charging capacity in order to cope with grid capacity constraints and avoid any overload of the grid.
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
For the year ended December 31, 2024, Allego had no major electricity vendor that represented 10% or more of total purchases.
Public Policy
Allego has been at the forefront of the development of EVs in Europe. Allego is one of the founders of Charge Up Europe, the EV charging business organization that promotes EV infrastructure in Europe. Allego promotes:
•Policies related to CO2 reduction
•Openness: standard and interoperability
•Free access to the grid in order to streamline grid connectivity
Growth Strategies
Allego considers itself a market leader in fast and ultra-fast charging pan-Europe. Its major markets include: Germany, France, the Netherlands, Belgium, Sweden, Denmark, and the United Kingdom and Austria, with the Company also having a presence in Finland, Estonia, Norway, Poland, Italy, Spain, Lithuania, Latvia, Switzerland and Portugal.
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
Allego’s research and development is principally conducted at its headquarters in Arnhem, Netherlands. As of December 31, 2024, Allego’s research and development team consisted of more than 8 full time employees.
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
Suppliers and Service Providers
Allego relies on third-party vendors for design, manufacturing and testing of EV charging equipment. Currently, equipment is unique to each supplier with respect to components, firmware, after-market maintenance and warranty services. Equipment and services are sourced from different vendors for each category of charging solutions: AC (slow charging), DC (fast charging) and HPC (ultra-fast charging). For the year ended December 31, 2024, Allego had one major equipment vendor that represented approximately 5% of total purchases.
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
Facilities
Allego’s headquarters is located in Arnhem, Netherlands where it currently leases approximately 3,350 square meters of office space under a lease that expires in March 2035. This current primary space is sufficient to meet Allego’s needs for the foreseeable future. Allego also maintains rented facilities in Belgium, Germany, Sweden, Austria, France and Denmark; and sales offices amongst in England and Poland. See also Note 17 (Leases) of the consolidated financial statements included elsewhere in this Annual Report.
Employees
Allego strives to offer competitive employee compensation and benefits in order to attract and retain a skilled and diverse work force. As of December 31, 2024, Allego had 292 employees, 257 of whom were regular full-time, 32 of whom were engaged on a part-time basis and 4 nonworkers paid. All of Allego’s employees are located in Europe, with the majority in the Netherlands, Germany, Belgium, France, Sweden and the United Kingdom. Allego has a works council as required by law in the Netherlands and Allego believes it maintains good relations with its employees.
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
(2) Includes other public investors.
(3) See also Exhibit 8.1 to this Annual Report for a list of our subsidiaries.
D.Property, Plants and Equipment
See “Item 4. Information on the Company—B. Business Overview—Facilities” above.
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis provides information which Allego’s management believes is relevant to an assessment and understanding of Allego’s consolidated results of operations and financial condition. The discussion and analysis should be read in conjunction with Allego’s consolidated financial statements as of December 31, 2024 and December 31, 2023, and for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, and related notes thereto, included elsewhere in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause Allego’s actual results to differ materially from management’s expectations due to a number of factors, including those discussed in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and in other parts of this Annual Report.

A.Operating Results
Overview
Founded in 2013, Allego is a leading EV charging company in Europe and has deployed, as of December 31, 2024, over 33,500 charging ports across more than 13,600 public and private locations, spanning activities in 16 European countries, representing a decrease of more than 1,500 charging ports since December 31, 2023. The overall decrease in the number of charging ports is primarily attributable to a reduction in third-party managed ports, while the Allego own network increased from 25,600 to 26,780, reflecting Allego’s strategic shift toward prioritizing its own charging infrastructure.
Allego continues to benefit from an European EV market that, according to Allego’s estimates, is nearly twice the size of the United States’ EV market. The number of EVs in Europe is expected to grow to over 16 million by 2026, as compared to 8 million today. The combination of a high urbanization rate and a scarcity of in-home parking means European EV drivers require fast, public EV charging locations that provide reliable and convenient charging. As part of Allego’s expansion plans, Allego will focus on fast and ultra-fast charging locations, which maximize utilization rates, carry higher gross margins and are preferred by EV drivers and fleets operators.
Additionally, stringent European CO2 regulations for ICE and highly favorable incentives for electric vehicle purchases are expected to continue to drive adoption rates of EV over ICE vehicles. With a first mover advantage, a robust backlog of premium sites to be equipped with fast and ultra-fast chargers, committed by legally binding agreements, Allego believes it is well-positioned to execute its growth objectives.
Key Factors Affecting Operating Results
Allego believes its performance and future success depend on several factors that present significant opportunities for it but also pose risks and challenges, including those discussed below and in the section titled “Item 3. Key Information—D. Risk Factors” of this Annual Report.
Growth of EV adoption
Allego’s revenue growth is directly tied to the adoption and continued acceptance and usage of passengers and commercial full battery EVs, which it believes drives the demand for charging infrastructure and charging services. Even though the EV market has grown rapidly in recent years, future growth is not guaranteed. Factors affecting the adoption of EVs include but are not limited to: perceptions about EV features, quality, safety, performance, diverse offers from OEMs and price; perceptions about the limited range over which EVs may be driven on a single battery charge; availability of services for EVs; consumers’ perception about the convenience, speed and cost of EV charging; volatility in the price of gasoline and diesel; availability, cost and desirability of other alternative fuel vehicles and plug-in hybrid electric vehicles. In addition, macroeconomic factors could impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles as a new technology. The uncertainty of the current geopolitical and trade situation in the United States, China, and Europe, including the military conflict between Russia and Ukraine and between Israel and Hamas, and the volatility in oil supply could drive this demand further. The current macroeconomic situation could also impact the supply of EVs given the sharp increase of required commodities in EV battery manufacturing such as copper and nickel. These factors may increase prices for EV cars more compared to traditional gasoline-powered vehicles. If the market for EVs does not develop as expected or if there is any slowdown or delay in overall EV adoption rates, Allego’s ability to increase revenue and grow its business may be impacted.
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
Energy cost
The results for the year ended December 31, 2023 were heavily influenced by the increase in energy costs in the first half of 2023. In response, Allego increased charging prices during the second half of 2023 and entered into power purchase agreements ("PPAs") to mitigate the substantial future fluctuations of energy costs. During 2024, Allego extended the PPA portfolio further. This strategy allows the Group to benefit from the secured energy sourced from renewable PPAs in main markets and to minimize the impact of energy price volatility on the cost base. Overall, the average cost of energy per kWh during the year ended December 31, 2024 increased by 7% compared to the year ended December 31, 2023, driven by a mix of increased grid costs and energy costs.
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

Utilization Rate
The following table summarizes the number of ultra-fast chargers of Allego’s charging network for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Number of ultra-fast chargers	1,144	762	372
The following table represents the utilization rate for ultra-fast chargers of Allego’s charging network for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024	2023	2022
Utilization rate ultra-fast chargers[1]	11.20%	13.05%	10.40%
During the year ended December 31, 2024, the utilization rate for ultra-fast chargers decreased as compared to the same period ended December 31, 2023, due to multiple factors, including the decrease of EV penetration, increase of competition and increase in the number of installed ultra-fast charging ports meaning non mature chargers suppressing overall utilization rates.
Key Components of Results of Operations
Revenue
Allego’s revenues are generated across various revenue streams. The majority of Allego’s revenue is generated from charging sessions on its charging points and the sale and installation of charging equipment. Charging sessions revenue include the revenues related to charging sessions at charging equipment owned by Allego. Allego also supplies electricity to owners and drivers of electric vehicles, which use a charge card issued by an MSP, credit card, or direct payment or through SmoovTM to pay for these services. Agreements related to the sale and installation of charging equipment are arranged via a development contract under which Allego purchases and installs charging equipment at the relevant location.
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
Results of Operations
2024 versus 2023
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2024 and 2023:

	For the year ended December 31,		Change	Change
(in € million)	2024	2023	€	%
Revenue	190.1	145.5	44.6	31%
Cost of sales	(138.2)	(109.3)	(28.9)	26%
Gross profit	51.9	36.2	15.7	43%
Other income/(expenses)	(2.3)	(6.6)	4.3	(65%)
Selling and distribution expenses	(8.8)	(2.6)	(6.2)	238%
General and administrative expenses	(50.6)	(99.0)	48.4	(49%)
Operating loss	(9.8)	(72.0)	62.2	(86%)
Finance income/(costs)	(36.5)	(37.8)	1.3	(3%)
Loss before income tax	(46.3)	(109.8)	63.5	(58%)
Income tax	1.7	(0.5)	2.2	(440%)
Loss for the year	(44.6)	(110.3)	65.7	(60%)

The revenue numbers are further broken down below:

	For the year ended December 31,		Change	Change
(in € million)	2024	2023	€	%
Type of goods or service
Charging sessions	124.0	103.3	20.7	20%
Service revenue from the sale of charging equipment	13.9	10.3	3.6	35%
Service revenue from installation services	37.4	20.4	17.0	83%
Service revenue from operation and maintenance of charging equipment	8.5	5.4	3.1	57%
Service revenue from consulting services	6.3	6.1	0.2	3%
Total revenue from external customers	190.1	145.5	44.6	31%
Revenue
Revenue for the year ended December 31, 2024 increased by €44.6 million, or 31%, compared to the year ended December 31, 2023. The drivers of the changes are further described below:
Charging revenue

(in € million)	2024
Total charging revenue for the year ended December 31, 2023	103.3
Increase related to increase in energy sold	19.4
Increase related to increase of charging prices	1.3
Total charging revenue for the year ended December 31, 2024	124.0
Charging sessions revenue for the year ended December 31, 2024 increased by €20.7 million, or 20%, to €124.0 million compared to €103.3 million for the year ended December 31, 2023.
During the year ended December 31, 2024, charging revenue increased by €19.4 million year-over-year as a result of an increase in energy sold. This was driven by charging sessions at both new and existing chargers. The total energy sold increased by 19%, from 206 GWh for the year ended December 31, 2023 to 245 GWh for the year ended December 31, 2024, due to an increase in EV usage from a growing number of new cars with extended battery capacity being sold during the year, and an increased installed base of charging ports. As at December 31, 2024 compared to December 31, 2023, the Company had a 50% increase in number of owned ultra-fast charging ports. The increase in energy sold was additionally driven by an increase of 12% in the number of charging sessions.
Finally, an increase of €1.3 million in revenue for the year ended December 31, 2024, was due to an increase in average charging price per kWh of 1% year-over-year. The average charging price per kWh increased from €0.50 in 2023 to €0.51 in 2024, mainly driven by higher charging tariffs on ultra-fast and fast chargers compared to slow chargers.
As at December 31, 2024, Allego owned and operated charging stations predominantly in the Netherlands, Belgium, Germany and the United Kingdom.
Service revenue

(in € million)	2024
Total service revenue for the year ended December 31, 2023	42.2
Increase related to sale of charging equipment	3.6
Increase in installation services	17.0
Increase in operation and maintenance of charging equipment	3.1
Increase in consulting services	0.2
Total service revenue for the year ended December 31, 2024	66.1
Overall service revenue for the year ended December 31, 2024 increased by €23.9 million, or 57%, to €66.1 million compared to €42.2 million for the year ended December 31, 2023.

Service revenue from the sale of charging equipment increased by €3.6 million, or 35%, to €13.9 million for the year ended December 31, 2024 compared to €10.3 million for the year ended December 31, 2023. Service revenue from installation services increased by €17.0 million, or 83%, to €37.4 million for the year ended December 31, 2024 compared to €20.4 million for the year ended December 31, 2023. Service revenue from operation and maintenance of charging equipment increased by €3.1 million, or 57%, to €8.5 million for the year ended December 31, 2024 compared to €5.4 million for the year ended December 31, 2023. Revenue from consulting services remained stable at €6.3 million for the year ended December 31, 2024 compared to €6.1 million for the year ended December 31, 2023.
The increase in service revenue from the sale of charging equipment and installation services for the year ended December 31, 2024 was primarily due to an increase in revenue from the project with Meridiam Faolan EV Cars related to Porta sites, which was partially offset by an anticipated decrease in revenues from the project with EV Cars (formerly project Carrefour). As the majority of the Carrefour project was developed in the past two years, the project slowed down compared to the year ended December 31, 2023, which resulted in a decrease of €8.4 million. Additionally, the increase was also partially offset by the amount of €8.8 million related to Mercedes-Benz project that was completed during 2023. Moreover, there was a decrease in service revenue on other projects for a total amount of €4.4 million, as a result of management decision to decrease the sales and services to third parties which resulted in lower service revenue in 2024.
The increase in service revenue from the operation and maintenance of charging equipment was mainly driven by the rollout of the EV Cars project of €2.1 million and Porta sites of €1.3 million, offset by a decrease in service revenue of €0.1 million from other projects.
Cost of sales
The cost of sales numbers are further specified below:

	For the year ended December 31,		Change	Change
(in € million)	2024	2023	€	%
Cost of sales - charging sessions	(100.0)	(81.4)	(18.7)	23%
Cost of sales - sale of charging equipment	(11.6)	(8.8)	(2.8)	32%
Cost of sales - installation services	(22.1)	(17.4)	(4.7)	27%
Cost of sales - operation and maintenance of charging equipment	(4.4)	(1.6)	(2.8)	175%
Total cost of sales	(138.2)	(109.3)	(28.9)	26%
Cost of sales for the year ended December 31, 2024 increased by €28.9 million, or 26%, to €138.2 million compared to €109.3 million for the year ended December 31, 2023.
Cost of sales - Charging sessions

(in € million)	2024
Total cost of sales charging sessions for the year ended December 31, 2024	(81.4)
Increase related to more energy sold	(10.5)
Increase related to energy prices	(4.6)
Increase related to depreciation	(3.5)
Total cost of sales charging sessions for the year ended December 31, 2024	(100.0)
During the year ended December 31, 2024, the increase in cost of sales for charging sessions was substantially driven by an increase in energy sold, resulting from the sale of an additional 39 GWh of energy, when compared to the year ended December 31, 2023. Moreover, the continued growth of Allego's portfolio of chargers resulted in a larger installed base of chargers, driving a higher depreciation expense. On average, the costs of energy / kWh increased by 7% during the year ended December 31, 2024 compared to the same period during 2023.
Cost of sales - Service

(in € million)	2024
Total cost of sales - service for the year ended December 31, 2023	(27.8)
Increase related to sale of charging equipment	(2.8)
Increase related to installation services	(4.7)
Increase related to operation and maintenance of charging equipment	(2.8)
Total cost of sales - service for the year ended December 31, 2024	(38.1)
The increase in cost of sales for services for the year ended December 31, 2024, was primarily driven by the increase of €22.5 million in relation to the development of Porta sites project. However, this was partially offset by the decrease of €5.9 million in relation to the EV Cars project and the decrease of €6.0 million in relation to Mercedes-Benz project.
Gross profit and gross margin
Gross profit for the year ended December 31, 2024 increased by €15.7 million, or 43%, to €51.9 million compared to €36.2 million for the year ended December 31, 2023. The gross margin for the year ended December 31, 2024 increased to 27% compared to 25% for the year ended December 31, 2023. This was driven primarily by higher prices charged to customers.
Other income/(expenses)
Other income/(expenses) for the year ended December 31, 2024 increased by €4.3 million, or 65%, to an expense of €2.3 million compared to an expense of €6.6 million for the year ended December 31, 2023. The increase in other income/(expenses) is due to the following factors:

(in € million)	2024
Other income/(expenses) for the year ended December 31, 2023	(6.6)
Increase in fair value losses on derivatives (PPAs)	(5.2)
Increase in income generated from the sale of CO2 tickets	7.3
Decrease in loss on disposal of property, plant and equipment	4.2
Decrease in income from government grants	(0.6)
Decrease in income from other items	(1.3)
Other income/(expenses) for the year ended December 31, 2024	(2.2)
Selling and distribution expenses
Selling and distribution expenses for the year ended December 31, 2024 increased by €6.2 million or 238% to an expense of €8.8 million, compared to an expense of €2.6 million for the year ended December 31, 2023. This increase was primarily due to an increase in employees benefit expenses of €0.3 million due to the increase in number of employees, and an increase in marketing and communication costs of €0.3 million.

General and administrative expenses
General and administrative expenses for the year ended December 31, 2024 increased by €48.4 million, or 49%, to €50.6 million compared to €99.0 million for the year ended December 31, 2023. The change in general and administrative expenses is due to the following factors:

(in € million)	2024
General and administrative expenses for the year ended December 31, 2023	(99.0)
Decrease in employee benefit expenses	17.8
Decrease in legal, accounting and consulting fees	33.3
Increase in depreciation and amortization expenses of other assets	(1.0)
Increase in IT costs	(0.1)
Increase in insurance costs	(0.3)
Increase in other costs	(1.4)
General and administrative expenses for the year ended December 31, 2024	(50.7)
The decrease in general and administrative expenses for the year ended December 31, 2024 is primarily due to a substantial decrease in legal, accounting and consulting fees of €33.3 million and the decrease in employee benefit expenses of €17.8 million. This is mainly the result of a reduction of the share-based payment expenses incurred in the year ended December 31, 2024, following the derecognition of the previously recognized provision in relation to the Second Special Fees Agreement with E8 Investor of €27.5 million ( €9.2 million related to the employee benefits expenses and €18.3 million related to legal, accounting and consulting fees).
Further decrease in employee benefit expenses relate to the reduction of the share-based payment expenses incurred in the year ended December 31, 2024 in relation to the Long-term Incentive Plan in amount of €4.1 million, following the reduction of share-based payment expenses related to the Management Incentive Plan of €6.2 million incurred in the year ended December 31, 2023 that were not incurred during the current year.
Operating Loss
Operating loss for the year ended December 31, 2024 decreased by €62.2 million, or 86%, to €9.8 million compared to €72.0 million for the year ended December 31, 2023. The decreased operating loss is mostly due to the increase in gross profit and lower share-based payment expenses.
Finance income/(costs)

(in € million)	2024
Finance income/(costs) for the year ended December 31, 2023	(37.8)
Increase in finance costs on borrowings	(4.8)
Change in fair value gains/(losses) on derivatives	3.0
Change in fair value gains/(losses) on warrant liabilities	6.3
Increase in other finance income/(costs)	(3.2)
Finance income/(costs) for the year ended December 31, 2024	(36.5)
Finance income/(costs) for the year ended December 31, 2024 decreased by €1.3 million, or 3%, to €36.5 million costs compared to €37.8 million costs for the year ended December 31, 2023. The change in finance income/(costs) is due to the fair value movements on warrant liabilities incurred in the year ended December 31, 2023 that were not incurred during the current year and a lower fair value loss on derivatives, offset by the increased interest expenses on the borrowings.
Loss before income tax
Loss before income tax for the year ended December 31, 2024 decreased by €63.5 million, or 58%, to €46.3 million compared to €109.8 million for the year ended December 31, 2023. The increase in gross profit, the reduction in general and other administrative expenses and the reduction in finance costs have been partially offset by the increase of selling and distribution expenses and other expenses. General and administrative expenses decreased due to a decrease in share-based payments subsequent to the derecognition of the provision related to the Second Special Fees Agreement and the decreased share-based payment expenses related to the Management Incentive Plan and the Long-term Incentive Plan.

Income tax

(in € million)	2024
Income tax for the year ended December 31, 2023	(0.5)
Decrease in current tax expense	0.1
Reversal of temporary differences and tax losses	(1.9)
Recognition of deferred tax assets	4.0
Income tax for the year ended December 31, 2024	1.7
Income tax expense for the year ended December 31, 2024 increased by €2.2 million to €1.7 million compared to €0.5 million income tax expense for the year ended December 31, 2023. The increase in income tax expense/income is mainly due to the reversal of temporary difference and tax losses of €1.9 million and by a recognition of deferred tax assets of €4.0 million and a decrease in current tax expense of €0.1 million. The reversal of the temporary differences is mainly related to the amortization of the PPA intangible assets related to the MOMA acquisition in 2022.
Loss for the year
Loss for the year ended December 31, 2024 decreased by €65.7 million, or 60%, to €44.6 million compared to €110.3 million for the year ended December 31, 2023. This is mainly due to the increase in gross profit, reduction in general and other administrative expenses and reduction of finance costs, which has been partially offset by the increased selling and distribution costs and other expenses.
2023 versus 2022
The following table summarizes Allego’s historical results of operations for the years ended December 31, 2023 and 2022:

	For the year ended December 31		Change	Change
(in € million)	2023	2022	€	%
Revenue	145.5	133.9	11.6	9%
Cost of sales	(109.3)	(126.7)	17.4	(14%)
Gross profit	36.2	7.2	29.0	403%
Other income/(expenses)	(6.6)	3.7	(10.3)	(278%)
Selling and distribution expenses	(2.6)	(2.6)	—	—%
General and administrative expenses	(99.0)	(323.4)	224.4	(69%)
Operating loss	(72.0)	(315.0)	243.0	(77%)
Finance income/(costs)	(37.8)	10.3	(48.1)	(467%)
Loss before income tax	(109.8)	(304.7)	194.9	(64%)
Income tax	(0.5)	(0.6)	0.1	(17%)
Loss for the year	(110.3)	(305.3)	195.0	(64%)
The revenue numbers are further specified below:

	For the year ended December 31		Change	Change
(in € million)	2023	2022	€	%
Type of goods or service
Charging sessions	103.3	65.3	38.0	58%
Service revenue from the sale of charging equipment	10.3	33.6	(23.3)	(69%)
Service revenue from installation services	20.4	28.6	(8.2)	(29%)
Service revenue from operation and maintenance of charging equipment	5.4	3.2	2.2	69%
Service revenue from consulting services	6.1	3.1	3.0	97%
Total revenue from external customers	145.5	133.9	11.6	9%

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
Finally, an increase of €16.1 million in revenue for the year ended December 31, 2023, was due to an increase in average charging price per kWh of 18% year-over-year. The average charging price per kWh increased from €0.40 in 2022 to €0.50 in 2023, mainly driven by higher charging tariffs on ultra-fast and fast chargers compared to slow chargers.
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
Cost of sales
The cost of sales numbers are further specified below:

	For the year ended December 31		Change	Change
(in € million)	2023	2022	€	%
Cost of sales - charging sessions	(81.4)	(77.8)	(3.7)	5%
Cost of sales - sale of charging equipment	(8.8)	(28.1)	19.3	(69%)
Cost of sales - installation services	(17.4)	(20.2)	2.8	(14%)
Cost of sales - operation and maintenance of charging equipment	(1.6)	(0.6)	(1.0)	167%
Total cost of sales	(109.3)	(126.7)	17.4	(14%)
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
The decrease in general and administrative expenses for the year ended December 31, 2023 is primarily due to share-based payment expenses incurred in the year ended December 31, 2022 in relation to the Business Combination of €158.7 million that were not incurred during the year December 31, 2023. These expenses represent costs of service related to the stock exchange listing for Allego's ordinary shares, immediately following the Business Combination. In addition, there was a substantial decrease in legal, accounting and consulting fees (2023: €32.9 million, 2022: €73.9 million), as well as a decrease in employee benefit expenses (2023: €42.8 million, 2022: €65.1 million). This is mainly the result of a reduction in share-based payment expenses following the completion of the first share-based payment arrangement with E8 Investor in connection with the completion of the Business Combination (2023: €10.1 million, 2022: €85.0 million). In addition, there was a decrease of share-based payment expenses related to the Management Incentive Plan (2023: €6.2 million, 2022:

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
Finance income/(costs)

(in € million)	2023
Finance income/(costs) for the year ended December 31, 2022	10.3
Increase in finance costs on borrowings	(4.9)
Change in fair value gains/losses on derivatives	(11.0)
Change in fair value gains/losses on warrant liabilities	(33.4)
Decrease in other finance income and (costs)	1.2
Finance income/(costs) for the year ended December 31, 2023	(37.8)
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
Income tax expense for the year ended December 31, 2023 decreased by €0.1 million or 17% to €0.5 million compared to €0.6 million for the year ended December 31, 2022. The decrease in income tax expense is mainly due to the reversal of temporary difference and tax losses of €5.3 million which has been offset by a recognition of deferred tax assets of €5.2 million and a decrease in current tax expense of €0.2 million. The decrease in current tax expense is mainly explained by a tax credit for subsidized research and development obtained by MOMA of €0.4 million during the year ended December 31, 2023.
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
EBITDA, Operational EBITDA, gross profit excluding depreciation and amortization, and free cash flow are not prepared in accordance with IFRS and may be different from non-IFRS financial measures used by other companies. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing Allego’s financial performance. These metrics should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with IFRS. The following unaudited table presents the reconciliation of net loss, the most directly comparable

IFRS measure to EBITDA and Operational EBITDA and the reconciliation of cash generated from operations, the most directly comparable IFRS measure to free cash flow for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
(in € millions)	2024	2023	2022
Loss for the year	(44.6)	(110.3)	(305.3)
Income tax	(1.7)	0.5	0.6
Finance (income)/costs	36.5	37.8	(10.3)
Amortization and impairments of intangible assets	8.9	3.6	3.7
Depreciation and impairments of right-of-use assets	11.7	8.5	6.7
Depreciation, impairments and reversal of impairments of property, plant and equipment	25.5	20.2	16.7
EBITDA	36.4	(39.6)	(287.8)
Fair value gains/(losses) on derivatives	12.7	7.4	(3.9)
Share-based payment expenses	(26.8)	21.1	258.1
Transaction costs	3.3	—	8.9
Bonus payments	—	1.0	—
Business optimization costs	4.5	18.3	26.5
Reorganization and severance	—	—	0.5
Costs for manufacturer defective chargers, net of settlement	—	6.6	—
Operational EBITDA	30.1	14.8	2.3

Cash generated from/(used in) operations	16.4	(45.2)	(108.3)
Capital expenditures	(56.6)	(69.1)	(27.1)
Proceeds from government grants	1.4	0.1	0.5
Free cash flow	(38.8)	(114.1)	(134.9)

Gross profit	51.9	36.2	7.2
Depreciation expenses included in gross profit	26.9	22.6	17.4
Amortization expenses included in gross profit	1.4	2.5	2.9
Gross profit excluding depreciation and amortization	80.2	61.3	27.6
B.Liquidity and Capital Resources
Sources of Liquidity
The Group’s strategy requires significant capital expenditures and investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including 2024, and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank, shareholder financing through convertible debt and equity issuance to further support its growth. In
December 2024, as contemplated by the TFA, the Company entered into a convertible bond agreement with Meridiam Fund IV A S.A.S for an aggregate principal amount of EUR 150 million (the first tranche). Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026.
Borrowings
On December 19, 2022, the Group entered into the renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230 million to €400 million, to further support its growth. The renewed facility consists of:
i.€170.0 million used to settle the old facility;

ii.up to €200.0 million to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
iii.up to €30.0 million to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. As of December 31, 2024, the Group has utilized the maximum amount of credit as allowed under the part (ii) of this facility, and the unutilized amount from the guarantee facility is €0.3 million. The Company issued one new letter of credit to a renewable electricity supplier in relation to an existing power purchase agreement and one letter of credit issued to the German Federal Government in relation to the development of charging locations in Germany. Both letters were not part of the unutilized guarantee facility and they were issued from cash deposits from Société Générale.
Under the terms of the renewed facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio, at the consolidated level of Allego N.V. Historically, the Group met its covenants as per the old facility agreement as disclosed in Note 25. Borrowings. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event of a covenant breach, the Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case the covenants breach is not cured, such a breach is considered a default and could lead the loan to become immediately due and payable.
The compliance with covenants under the renewed facility agreement is tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023 and the first testing date of the leverage ratio was June 30, 2024. The Group has complied with the covenants of the old facility and renewed facility until June 30, 2024. However, at December 31, 2024 the Group has used the equity cure right in relation to the interest coverage ratio and leverage ratio (see further details below). The covenant ratios are increasing every testing date until June 30, 2027. Further details around the loan covenants is included in Note 34 (Capital management) and details on the terms and conditions of the renewed facility in Note 25 (Borrowings) of the consolidated financial statements included elsewhere in this Annual Report.
In parallel to the renewed facility, the Group entered into interest rate cap derivatives to help offset the interest rate risk on at least 65% of its exposure. The Group has two interest rate caps in place with a notional of €240.5 million (December 31, 2023: two interest rate caps with a notional of €240.5 million) which matures in December 2027. As at December 31, 2024, the interest rate cap cover approximately 65% (December 31, 2023: 67%) of the variable loan outstanding. The strike price changes over time and ranges between 1.50% and 3.43%.
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
On 8 July 2024, the Group entered into a new facility agreement with the EBRD for an amount of €20,000 thousand to support the development of EV-charging infrastructure, mainly in Poland. The Group has not yet drawn any amount from this facility. Refer to Note 25 Borrowings of the consolidated financial statements for further details on both new facilities.
Convertible Debt
On December 20, 2024, Allego N.V. and Meridiam Europe IV A S.A.S., entered into a convertible bond agreement for the first tranche of the Meridiam Contribution, pursuant to the TFA, with an aggregate principal amount of €150,000 thousand. The 15% convertible bonds were issued on December 27, 2024, when the proceeds were received by the Group. In accordance with the provisions of the agreement, the proceeds will be used for capex expenditures and operational requirements during 2025 and 2026. The Maturity Date of the first tranche is December 27, 2031. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026. For further details, reference is made to Note 25 Borrowings
Pledged balances
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets), pledges on trade and other receivables and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.

The carrying amount of assets pledged as security for the renewed facilities as of December 31, 2024 was €185.3 million. Refer to Note 25 (Borrowings) of the consolidated financial statements included elsewhere in this Annual Report for more information.
Going concern
The company maintains a strong focus on liquidity and define our liquidity risk tolerance based on uses and sources to maintain a sufficient liquidity position to meet our obligations under both normal and stressed conditions.
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until June 30, 2026, incorporating current cash levels, remaining convertible bond proceeds, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks and shareholder. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments.
Management has performed an analysis of its liquidity forecast until June 30, 2026 and prepared a scenario that assumes capital expenditure levels based on the currently available funds, the remaining convertible bond proceeds, as well as revenue inflows derived from operations.
Under this scenario, the Group is forecasted to have sufficient available cash and liquidity. The key assumptions in the analysis are related to the utilization rates of charging stations and the roll out of new chargers. Sensitivities and stress test scenarios show that the Group has sufficient available cash and liquidity. However, the Group is forecasted to have a breach of its drawstop event tests at June 30, 2025, and the drawstop event tests and the financial covenants (interest cover and leverage) at December 31, 2025 which could lead to the loan becoming immediately due and payable. The Company is planning to use the equity cure funds for the June 30, 2025 financial covenant test as the renewed facility allows for two consecutive testing periods to remediate financial covenants.
As a result of management’s forecasted breach of its existing covenants, there is a material uncertainty upon the Group’s ability to continue as a going concern, and therefore, whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.
The Group is in discussions with its lenders with respect to an amendment to the drawstop event tests and the financial covenants and, on the basis of the commitment of the convertible bond proceeds, and believes that the lenders will agree to the amendment such that there is no default on its facilities as at 30 June 2025 and 31 December 2025. For further details, reference is made to Note 34.
The Company holds alternate options to mitigate the uncertainties related to the facilities and the potential breach of its covenants including:
•refinancing the facilities.
•obtaining additional shareholder funding, and / or
•funding operations through special purpose vehicles (i.e. asset companies) with external parties.

The Group may not be able to negotiate on acceptable terms, or at all. If the Group is unable remedy the potential breach of its covenants, financial position and cash flows would be adversely affected and may no longer be able to operate as a going concern.
Although the expectation for the coming year is that the Company will continue to have net losses, breach its covenants and make additional investments, its cash flows from operations and funding received is expected to be sufficient for more than the next 12 months from the issuance of these consolidated financial statements, based on the Group’s forecast and the remediation options available. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.
The financial statements do not contain any adjustments that would result if the Group and Company were unable to continue as a going concern.
Contractual Obligations and Commitments
As at December 31, 2024, expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities were €8.4 million. The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).

Allego has entered into medium and long-term power purchase agreements for electricity. Significant expenditures for renewable electricity contracted for, but not recognized as liabilities, as at December 31, 2024 were €274.1 million. The Group had other purchase commitments for electricity contracted for, but not recognized as liabilities for €18.9 million as at December 31, 2024.
As at December 31, 2024, Allego has utilized €29.7 million of the guarantee facility by issuing letters of credit to the renewable electricity suppliers. Refer to Note 35 (Commitments and contingencies) of the consolidated financial statements included elsewhere in this Annual Report for more information.
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
Cash flows
The cash flows for the year ended December 31, 2024 are presented below and compared with the cash flows for the year ended December 31, 2023:

	For the year ended December 31,
(in € million)	2024	2023	2022
Cash flows from/(used in) operating activities	16.4	(45.2)	(108.3)
Cash flows used in investing activities	(55.0)	(68.9)	(95.0)
Cash flows from financing activities	154.9	75.6	261.7
Net increase/(decrease) in cash and cash equivalents	116.3	(38.4)	58.4
Cash flows used in operating activities
Cash used in operating activities for the year ended December 31, 2024 was €16.4 million compared to cash used in operating activities of €45.2 million during the year ended December 31, 2023 and €108.3 million during the year ended December 31, 2022.
During the year ended December 31, 2024, the cash used in operating activities primarily consisted of a net loss before income tax of €46.3 million, reduced by non-cash of €66.1 million, an decrease in net operating assets of €29.2 million, interest paid of €33.5 million, and income taxes paid of €1.3 million. The major components of non-operating elements related to depreciation, amortization and (reversal of) impairments of €42.4 million, other finance costs of €36.5 million, a reversal of previously provided for share-based payment expenses of €30.0 million, net loss on disposal of property, plant and equipment of €4.4 million and fair value losses on derivatives (PPAs) of €12.7 million. The decrease in net operating assets was mainly due to a decrease of €11.3 million in trade and other receivables, contract assets and prepayments, an increase in other financial assets of €2.1 million, an increase of €4.4 million in provisions and other liabilities, an increase of €8.8 million in trade and other payables and contract liabilities, as well as a decrease in inventory of €6.9 million.
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
Cash flows used in investing activities
Cash used in investing activities for the year ended December 31, 2024 was €55.0 million compared to €68.9 million during the year ended December 31, 2023. The year-over-year movement was primarily due to a decrease in purchases of property, plant and equipment of €12.5 million. This was offset by an increase in proceeds from government grants of €1.3 million.
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
Cash flows from financing activities
Cash from financing activities for the year ended December 31, 2024 was €154.9 million compared to cash from financing activities of €75.6 million during the year ended December 31, 2023. The year-over-year movement was primarily due to an increase in proceeds from borrowings of €82.5 million, offset by an increase in the payment of transaction costs related to borrowings of €1.0 million, and an increase in the payment of principal portion of lease liabilities of €2.7 million.
Cash from financing activities for the year ended December 31, 2023 was €75.6 million compared to cash from financing activities of €261.7 million during the year ended December 31, 2022. The year-over-year movement was primarily due to a decrease in proceeds from issuing equity instruments of €142.8 million, a decrease in proceeds from borrowings of €76.8 million, a decrease in repayment of borrowings of €23.4 million and a decrease in the payment of transaction costs related to borrowings of €9.2 million.
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
Valuation of investment in equity securities
Allego has an investment in equity securities which relates to an investment in Voltalis. The investment qualifies for the level 3 category in the fair value hierarchy as the securities are not traded in an active market and no observable market transactions occurred on or near the reporting date. The fair value as of December 31, 2024, was determined based on a observable market transaction in July 2024, factoring in potential changes in the valuation through the reporting date and adjusting for differences in the observable transaction and equity owned by Allego securities (i.e., applying a minority discount). The investment in equity securities is presented within non-current other financial assets, and the fair value changes of this investment are recognized in the consolidated statement of other comprehensive income.

In July 2024, Voltalis issued additional shares to an existing shareholder (a subsidiary of Meridiam), raising additional capital. The observable market transaction provides observable inputs, as each shareholder had equal rights to participate in the funding round, and transaction was unanimously accepted by all shareholders of Voltalis.
The assumptions and model used for estimating the fair value of the investment in equity securities are disclosed in Note 32 (Fair value measurement) of the consolidated financial statements included elsewhere in this Annual Report.
Valuation of share-based payments under the Second Special Fees Agreement
Allego uses different valuation models to assess the fair values of share-based payment transactions, depending on the terms and conditions of the respective grants and agreements. Management determines the most appropriate inputs to the valuation models and makes assumptions about them, which might in some cases be subjective and involve estimation uncertainties.
A first and second share-based payment arrangement were provided to E8 Investor via the First Special Fees Agreement and Second Special Fees Agreement to compensate for its continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts. The First Special Fees Agreement was terminated in connection with the Business Combination in 2023 and only the Second Special Fees Agreement remained in place during 2023. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, Note 11.1 (First Special Fees Agreement) and 11.2 (Second Special Fees Agreement) of the consolidated financial statements included elsewhere in this Annual Report.

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
During the year ended December 31, 2024, the fair value of the share-based payment arrangement decreased to € nil as a result of securing the necessary financing through the convertible debt from Meridiam Europe IV A S.A.S, as part of the TFA. The Group does not expect any Equity Injections through the remaining term of the arrangement. Therefore, the estimated fair value of the Second Special Fees Agreement as of December 31, 2024 was € nil. The assumptions and model used for estimating the fair value for share-based payment transactions under the Second Special Fees Agreement are disclosed in Note 11.2 (Second Special Fees Agreement) of the consolidated financial statements included elsewhere in this Annual Report.
Valuation of derivative liabilities relating to power purchase agreements (PPAs)
Allego signed multiple Power Purchase Agreements (PPAs) during the years 2022 to 2024 for the purchase of electricity from renewable sources in the Netherlands and Germany.
For certain PPAs entered into during the year 2023, the renewable electricity volumes supplied by the PPAs in the Netherlands in excess of the expected usage requirements of Allego do not meet the “own use” exemption in IFRS 9, as such are accounted for as a derivative liability at fair value. Estimating fair value for derivative liabilities relating to PPAs requires the most appropriate valuation methodology and involves assumptions about the most significant unobservable inputs.
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
Had the estimates of the electricity forward prices been significantly different, the derivative liabilities and corresponding fair value loss recognized in the consolidated financial statements would be materially impacted.
The assumptions and model used for estimating the fair value for derivative liabilities relating to PPAs are disclosed in Note 32 (Fair value measurement) of the consolidated financial statements included elsewhere in this Annual Report.
Related Party Transactions
See Note 36 (Related-party transactions) of the consolidated financial statements included elsewhere in this Annual Report and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information regarding transactions with related parties.
Recent Accounting Pronouncements
See Note 2 (Material accounting policies) to the consolidated financial statements included elsewhere in this Annual Report for more information regarding recently issued accounting pronouncements.
Internal Control Over Financial Reporting
In connection with the preparation and audit of Allego’s consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, and 2023 and 2022, material weaknesses were identified in its internal control over financial reporting. See“Item 15.Controls and Procedures”. Allego has continued to implement remediation plans and activities to address the material weakness that remained for the year ended December 31, 2024, including, but not limited to, building on initiatives deployed throughout 2024 as well as further Information Technology automation to improve control execution quality

JOBS Act
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
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth the names, ages and positions of our current executive officer and directors*.

Name	Age	Position
Steven Salo	45	Chief Executive Officer, Chief Financial Officer and Executive Director
Jane Garvey	81	Non-Executive Director and chairperson
Christian Vollmann	47	Non-Executive Director
Julia Prescot	66	Non-Executive Director
Thomas Josef Maier	66	Non-Executive Director
Patrick Sullivan	65	Non-Executive Director
Ronald Stroman	73	Non-Executive Director
Thierry Déau	55	Non-Executive Director
Matthieu Muzumdar	42	Non-Executive Director
*In February 2025, the former Chief Executive Officer and member of the Board, Mathieu Bonnet, and the former Chief Technology Officer, Alexis Galley, departed from the Company. Ton Louwers resigned as Chief Financial Officer of the Company effective June 30, 2024.
The following is a brief summary of the business experience of our executive officer and directors:
Steven Salo has served the Company as Chief Financial Officer since July 1, 2024 and acting Chief Executive Officer since 24 January, 2025. In 2013, Steven joined Arabtec Holding PJSC in Abu Dhabi, where he worked closely with the CEO and board in his role as Head of Strategy and M&A. He later moved to Depa plc in 2016 as Group Chief Financial Officer, where he led the finance team until 2021 and played a pivotal role in Depa selling a majority share to the Public Investment Fund of Saudi Arabia. Steven served as interim CEO of Design Studio Group Ltd, a subsidiary of Depa listed on the Singapore Stock Exchange, from 2019 to 2021. Most recently, Steven served as the Chief Financial Officer of Accsys Technologies plc. Early 2025, Mr. Salo served as interim executive director and was formally appointed as executive director during the extraordinary general meeting of shareholders of the Company held on February 24, 2025.
Jane Garvey has served as a director on our Board since Closing and has served as the Global Chairman of Meridiam Infrastructure, a global investor and asset manager specializing in long-term public infrastructure projects, since August 2009. Before Meridiam, Ms. Garvey was the 14th Administrator of the Federal Aviation Administration (“FAA”) from August 1997 to August 2002, where she led the FAA through the formidable events of September 11, 2001 and through many safety and modernization milestones. She also served as the Acting Administrator and Deputy Administrator of the Federal Highway Administration. After leaving public service, Ms. Garvey led the U.S. Public/Private Partnerships advisory group at JP Morgan, where she advised states on financing strategies to facilitate project delivery for state governments. She joined the board of United Airlines Holdings, Inc. in 2009 and served as chairman of the board from 2017 until 2019. Ms. Garvey has previously served as a member of the board of Blade Urban Mobility.
Christian Vollmann has served as a director on our Board since Closing and is an entrepreneur and angel investor who has made 75 angel investments since 2005. Mr. Vollmann is currently CEO of C1 Green Chemicals AG, a chemical innovation company commercializing a breakthrough novel methanol catalysis. Before C1, Mr. Vollmann built iLove.de into

Germany’s leading dating service at the start of the millennium, founded the online video portal MyVideo.de, co-founded Affinitas (now Spark Networks), a global online dating service with activities in 29 countries and established nebenan.de into Germany’s leading social neighborhood network. Mr. Vollmann is a Venture Partner and Member of the Investment Committee of PropTech1 Ventures. Mr. Vollmann has advised the German Federal Ministry of Economics as Chairman of the Advisory Board Young Digital Economy and advocated for the interests of startups as Vice-Chairman of the German Startups Association.
Julia Prescot has served as a director on our Board since Closing and has been a co-Founder of Meridiam since 2005. She is engaged in roles linked to Meridiam, including acting as the Chair of Neuconnect Limited, a company developing a major interconnector between UK and Germany, and is Chair of Fulcrum Infrastructure Group as well as sitting on a number of Meridiam Investment Committees. She was Deputy Chair of the UK’s National Infrastructure Commission, and has recently become a member of the UK Chief Secretary to the Treasury’s Advisory Council on Infrastructure. She is Deputy Chair of the Port of Tyne, Chair of the infrastructure trade association, IPFA and a non-executive director on WIlton Park, an organisation supported by the UK’s Foreign and Commonwealth Office as well as being an investment committee member of P Capital Partners based in Sweden. She remains as an Honorary Professor of University College London. Before Meridiam, Ms. Prescot was a Senior Director at HBOS, London. Prior to HBOS, she served as a Director and Head of Project Advisory at Charterhouse Bank and a Director and Head of Project Finance at Hill Samuel Bank.
Thomas Josef Maier has served as a director on our Board since Closing and currently serves as a director on the Regional Advisory Board of Meridiam Infrastructure Europe and Eastern Europe. He is also a strategic advisor to the Global Infrastructure Hub, a G20 body and has been Chairman of the Board of INFEN Limited since 2017. Mr. Maier was a member of the Advisory Board of Stirling Infrastructure Partners between April 2021 and September 2024. Previously, he was Managing Director for Infrastructure at the European Bank for Reconstruction and Development, where he oversaw both commercial and social infrastructure delivery. He has chaired the Global Infrastructure Council of the World Economic Forum and has been involved in infrastructure related work streams of G20 since 2013. He served on the board of Global Ports Holding from 2017 to 2020.
Patrick T. Sullivan has served as a director on our Board since Closing and served as a partner at PricewaterhouseCoopers LLP (“PwC”) from 1993 until his retirement in 2020. From 2014 to 2020, he led PwC’s New York market private equity practice. Over his career, he primarily led teams in assisting global private equity and corporate clients in their evaluation of potential transactions across a wide range of industries, including consumer, energy, technology, business services and industrials. In addition, he worked extensively with portfolio companies on financings, operational improvements, and public and private exits. Since his retirement from PwC in 2020, Mr. Sullivan has provided consulting services to private equity firms and their portfolio companies. Mr. Sullivan obtained his B.S. in Accounting from the University of Maryland.
Ronald Stroman has served as a director on our Board since Closing and is currently serving on the United States Postal Service Board of Governors (the “U.S. Postal Board”), a position he was appointed to by President Joseph Biden and confirmed by the Senate, with his current term expiring on December 8, 2028. Mr. Stroman also serves on the U.S. Postal Board Audit and Finance Committee and currently serves as chair of the Operations Committee and he is a member of the Compensation and Corporate Governance Committee. Previously, Mr. Stroman served as the 20th Deputy Postmaster General (“DPMG”), the second-highest ranking postal executive, from March 2011 until his retirement in June 2020. While serving as DPMG, Mr. Stroman was directly responsible for the Postal Service functions of Government Relations and Public Policy, International Postal Affairs, Sustainability, and the Judicial Officer Department. Mr. Stroman also had more than 30 years of professional experience in government, legislative affairs and leadership before becoming DPMG. Mr. Stroman earned his undergraduate degree from Manhattan College and his Juris Doctorate from Rutgers University Law Center.
Thierry Déau serves as a Board member of Allego. He is the Founder and CEO of Meridiam, an independent investment Benefit Corporation, specialized in the development, financing, and management of long-term and sustainable infrastructure projects. Managing over €23 billion of assets, the firm has to date more than 130 projects under development, construction or in operation. Prior to Meridiam, Mr. Déau worked for France’s Caisse des Dépôts et Consignations (CDC) where he held several positions with its engineering and development subsidiary Egis Projects to his appointment as Chief Executive Officer in 2001. Thierry Déau is currently a Board Member of Fondation des Ponts, Board Member of the Friends of the Paris Opera (AROP), Chairman of the Établissement public du Palais de la Porte Dorée, Founder of the Africa Infrastructure fellowship program (AIFP), Founding Member of the Sustainable Development Investment Partnership (SDIP) of the World Economic Forum, Chairman of the Long-term Infrastructure Investors Association (LTIIA), Chairman of the Fast Infra Group (FIG), Chairman of UP for Humanness and President of the Archery Foundation, which supports young talents from underprivileged areas in France in their personal and professional development. Thierry Déau graduated from École Nationale des Ponts et Chaussées engineering School.

Matthieu Muzumdar was appointed as a temporary director since December 20, 2023, whose appointment has been confirmed during the annual general meeting of shareholders of the Company held on July 8, 2024, and is a Partner and Deputy CEO responsible for Europe Investment and Investor Relations at Meridiam. He joined Meridiam in 2011 as an Investment Director with a focus on project development in Europe. From 2013 onwards, he was Investor Relations Director, before moving into the role of Chief Operating Officer Europe in 2018 and was appointed Deputy CEO in 2023. Before joining Meridiam Mr. Muzumdar worked for the French Ministry of Transport as head of concession operations. Mr, Muzumdar graduated from the Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées in Paris. He has been teaching project finance at the Ecole Nationale des Ponts et Chaussées (ENPC) since 2009 and was in 2016-2017 the inaugural program director for the Infrastructure Project Finance Advanced Master Degree’s program at the ENPC.
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
Historical Compensation
Historical Executive and Non-Executive Directors
The following table summarizes the compensation received by the members of the Allego Board from Allego for the year ended December 31, 2024:

Executive director (in €‘000)	Base compensation (1)	Additional benefits	Pension expenses	Share-based payments(2)	Total
M.J.J. Bonnet (former CEO)	594	—	—	(7,974)	(7,380)
(1)Base compensation represents the cash compensation paid annually to our CEO and statutory director (or his companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Share-based compensation includes payments made by Allego under Long-Term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report. Share-based compensation that would have been received in related to the Second Special Fees Agreement from E8 Investor was derecognized in connection with the cancellation of the equity injections as a result of obtaining the necessary funding through the convertible debt, including in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.

Non-executive directors (in €‘000)	Board of directors membership	Committee membership	Share-based payments***	Total
J.C. Garvey*	—	—	—	—
C. Vollmann	94	9	118	221
J.E. Prescot*	—	—	—	—
T.J. Maier	94	9	118	221
P.T. Sullivan	94	42	118	254
R.A. Stroman	94	23	118	235
T.E. Déau*	—	—	—	—
M. Muzumdar*	—	—	—	—
Total	376	83	472	931
* Please note that Ms. Jane Garvey, Ms. Julia Prescot, Mr. Thierry Déau and Mr. Matthieu Muzumdar are employed by Meridiam SAS and did not receive compensation for their Allego Board of Directors activities.
** Share-based compensation includes payments made by Allego under the Long-term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report.
Historical Executive Officers
For the fiscal year ended December 31, 2024 (“Fiscal 2024”), Allego’s executive officers were:
•Mathieu Bonnet, Chief Executive Officer (left the company in February 2025)
•Steven Salo, Chief Financial Officer (was appointed as CFO on July 01, 2024)
•Ton Louwers (resigned as CFO per June 30, 2024)
•Alexis Galley, Chief Technology Officer (left the Company in February 2025)
Historical Compensation of Allego’s Executive Officers
The amount of compensation paid, and benefits in kind granted, to Allego’s executive officers for the year ended December 31, 2024 is described in the table below (excluding the former CEO, whose compensation is included in the discussion of the compensation earned by the Allego Board above). We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Allego’s home country and is not otherwise publicly disclosed by Allego.

All executive officers (excluding former CEO)	(in € ‘000)
Base compensation(1)	726
Share-based compensation(2)	(1,142)
Total compensation	(416)
(1)Base compensation represents the cash compensation paid annually to our executive officers (or their companies), as well as any social security payment relating to premiums paid in addition to the cash salary for mandatory employee insurances required by Dutch law and paid to the tax authorities.
(2)Share-based compensation includes payments made by Allego under the Long-Term Incentive Plan described below. For details related to the specific share-based compensation received, refer to Note 11.4 (Long-Term Incentive Plan) of the consolidated financial statements elsewhere in this Annual Report. Additionally, certain of Allego’s executive officers have received and may in the future receive additional share-based compensation related to the Second Special Fees Agreement from E8 Investor, in connection with the employment agreements with Mathieu Bonnet and Alexis Galley. For further detail, see “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions”. These are not included within the historical compensation amounts as they are not paid by Allego.
Long-Term Incentive Plan
The Allego Board and the Compensation Committee approved the general framework for the Long-Term Incentive Plan ("LTIP") on the Closing Date, as amended from time to time. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego Board meetings. On December 20, 2022, the Allego Board approved a detailed plan for the LTIP for future years.
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
During the year-ended December 31, 2024, LTIP Performance Options were granted to three executive officers subject to company performance in financial year 2024. As of December 31, 2024, LTIP Performance Options based on performance in financial year 2023 were forfeited for two executive officers due to not meeting the performance targets attached to it. Additionally, during the year ended December 31, 2024, Allego awarded LTIP Sign-on Options to one of the executives, as an one-time reward for joining the Company with a vesting period of one year from the grant date.
RSUs were awarded in June 2024 to certain non-executive directors. These RSUs have a vesting period of one year and will vest on June 11, 2025, subject to the continuous involvement within the board of directors until the vesting date. On July 29, 2024 the Company issued 285,844 vested RSUs awards granted in the past years to non-executive directors as explained in note 11.4.
For the avoidance of doubt, compensation received by an executive officer who is subject to the Allego N.V. Incentive-Based Compensation Recovery Policy (the “Clawback Policy”) shall be subject to such Clawback Policy in accordance with its terms.
C.Board Practices
Composition of the Board of Directors
Our business and affairs are managed under the direction of the Board comprising executive and non-executive directors. Our Board consists of nine members, comprised of one executive director i.e. the only current executive officer (Steven Salo), and eight non-executive directors. We currently have a classified board of directors, where our non-executive directors serve staggered three year terms, with three non-directors in Class I (Thomas Maier, Thierry Déau and Christian Vollmann) which will expire in 2026, three non-directors in Class II (Jane Garvey, Matthieu Muzumdar and Patrick Sullivan), which will expire 2027), and currently two non-directors in Class III ( Julia Prescot and Ronald Stroman), which will expire in 2025
Foreign Private Issuer Status
Allego was formed under the laws of the Netherlands in 2021. The vast majority of Allego’s outstanding voting securities are directly owned of record by non-U.S. residents. In addition, U.S. residents do not comprise a majority of Allego’s executive officers or directors, and Allego’s assets are located, and its business is principally administered, outside of the United States. As a result, when Allego was subject to the reporting requirements under the Exchange Act, it was a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to Allego on June 30, 2025. For so long as Allego qualifies as a foreign private issuer, it was when it was an Exchange Act reporting company (and in the future, to the extend applicable, will be) exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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
Accordingly, there may be less publicly available information concerning Allego’s business than there would be if it were a U.S. public company. For as long as we qualify as a foreign private issuer, we may take advantage of these exemptions (to the extend applicable).
Board Committees
The Allego Board has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategy and Business Committee. In December 2024 an Investment Committee was established. Each committee has a charter that has been adopted, including amendments thereto from time to time, by the Allego Board. Each committee has the responsibilities described below.
Audit Committee
Allego has established an Audit Committee that is in compliance with applicable securities laws, including Rule 10A-3 under the Exchange Act. Ronald Stroman, Patrick Sullivan and Thomas Josef Maier serve on the Audit Committee, and Mr. Stroman serves as the Chair. Mr. Sullivan and Mr. Maier each qualify as an audit committee financial expert as defined under applicable SEC rules.
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
Compensation Committee
Allego has established a Compensation Committee that is in compliance with applicable rules and regulations of the SEC. Jane Garvey, Julia Prescot, Patrick Sullivan and Matthieu Muzumdar serve on the Compensation Committee, and Mr. Sullivan serves as the Chair.
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
Nominating and Corporate Governance Committee
Allego has established a Nominating and Corporate Governance Committee that is in compliance with the applicable rules and regulations of the SEC. Jane Garvey, Julia Prescot, Patrick Sullivan and Matthieu Muzumdar serve on the Nominating and Corporate Governance Committee, and Ms. Prescot serves as the Chair.

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
Strategy and Business Committee
The Allego Board has established a Strategy and Business Committee, composed of Christian Vollmann, Julia Prescot and Matthieu Muzumdar and Matthieu Muzumdar serves as the Chair. The primary purposes of Allego’s Strategy and Business Committee under the committee’s charter includes:
•preparing the business plan including a gap analyses;
•formulating and recording Allego’s objectives mentioned in the business plan;
•reporting about strategic developments;
•overseeing Allego’s strategy and business development; and
•submitting proposals to the Allego Board and reviewing possible acquisitions, divestments, joint ventures and other corporate alliances of Allego.

Investment Committee
In addition to the above committees, the Allego Board has established an Investment Committee, composed of Christian Vollmann, Julia Prescot and Matthieu Muzumdar, who serves as the Chair. The primary purposes of Allego’s Investment Committee under the committee’s charter includes:
• approving the allocation of funds in relation to certain CAPEX and OPEX spend.
Board of Directors Service Agreements
There are no arrangements or understandings between us and any of the current members of the Board for benefits upon termination of service.
TFA Governance and Strategy Rights
The TFA provides that for so long as any Allego Ordinary Shares continue held by shareholders that did not tender their Allego Ordinary Shares in the Offer (“Unaffiliated Private Shareholders”), an affirmative vote of at least two of Christian Vollmann, Patrick Sullivan and Ronald Stroman (each, a “Disinterested Director” and collectively, the “Disinterested Directors”, which definitions includes their respective successor independent directors appointed to the Allego Board in accordance with the provisions of the TFA) (or the affirmative vote of one Disinterested Director if there is only one incumbent Disinterested Director at that time) is required for the Company or any subsidiary of the Company to take any of the following actions after the closing of the Offer: (i) issuing shares or rights to subscribe for shares without offering pro rata pre-emption rights to the Unaffiliated Private Shareholders, subject to certain exceptions; (ii) agreeing to or effecting any transaction with Madeleine or any of its affiliates, in each case, which is not on arm’s length terms; and (iii) taking any other action that prejudices the interests of, or is disproportionately adverse to the Unaffiliated Private Shareholders.
Further, pursuant to the TFA, Madeleine has further committed to, for 24 months after the Delisting, supporting the Company’s current strategy, not making substantial changes to the Company’s existing business plan, and supporting the Company and its subsidiaries in serving their existing customers, and has agreed that there will be no material redundancies with respect to the workforce of the Company and its subsidiaries as a direct consequence of the Offer and related transactions. Any deviations from these commitments require approval from the Allego Board, including the affirmative vote of at least two Disinterested Directors.

D.Employees
As of December 31, 2024, we had approximately 292 (December 31, 2023: 243, December 31, 2022: 220) employees globally. Some employees are represented by a labor union and we consider our relationship with our employees to be good.
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
The percentages in the table below are computed on the basis of 273,340,743 Allego Ordinary Shares issued and outstanding.

Name and Address of Beneficial Owner	Number of Allego Ordinary Shares		Percentage Of Allego Ordinary Shares
Madeleine	249,848,266	(1)	91.4%
Apollo	18,706,989	(3)	6.8%
All Allego directors and executive officers as a group	*	(4) (5)	*
* Less than one percent of outstanding Allego Ordinary Shares
(1)According to a Schedule 13D filed on August 8, 2024, Madeleine has shared voting and dispositive power over 249,848,266 Allego Ordinary Shares it directly holds. According to the Schedule 13D. with respect to 13,292,182 Allego Ordinary Shares held by E8 Investor, Madeleine also has, as a result of a power of attorney agreement, shared voting and shares dispositive power over all of such shares. Meridiam, as the manager of the indirect parent entities of Madeline (and Emmanuel Rotat, as managing director of Meridiam) has shared voting and dispositive power over the Ordinary Shares beneficially owned by Madeleine. The address of the principal business office of Madeline is Zuidplein 126, WTC, Tower H, Floor 15, Amsterdam, Netherlands, 1077 XV. The principal business office of Meridiam and Mr. Rotat is 4 place de l’Opera 75002 Paris, France.
(2)According to a Schedule 13G filed November 14, 2024, (i) AP Spartan Energy Holdings III (PPW), LLC (“AP PPW”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (ii) AP Spartan Energy Holdings III, L.P. (“AP Spartan”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (iii) AP Spartan Energy Holdings III (PIPE), LLC (“PIPE Holdings”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (iv) Apollo Natural Resources Partners (P2) III, L.P. (“ANRP (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (v) ANRP III (NGL Debt), L.P. (“NGL Debt”) has shared voting and dispositive power over 3,672,040 Allego Ordinary Shares, (vi) ANRP III Intermediate Holdings II, L.P. (“ANRP Intermediate”) has shared voting and dispositive power over 1,334,949 Allego Ordinary Shares, (vi) Apollo ANRP Advisors III (P2), L.P. (“ANRP Advisors (P2)”) has shared voting and dispositive power over 13,700,000 Allego Ordinary Shares, (vii) Apollo ANRP Advisors III, L.P. (“ANRP Advisors”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (viii) Apollo ANRP Capital Management III, LLC (“ANRP Capital Management”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, (ix) APH Holdings, L.P. (“APH Holdings”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares, and (x) Apollo Principal Holdings A GP, Ltd. (“Principal Holdings A GP”) has shared voting and dispositive power over 18,706,989 Allego Ordinary Shares. AP PPW, AP Spartan and PIPE Holdings each hold Allego Ordinary Shares. ANRP (P2) and ANRP Intermediate are the members of AP PPW. ANRP (P2) and NGL Debt are the members of PIPE Holdings. ANRP Advisors (P2) is the general partner of ANRP (P2). ANRP Advisors is the general partner of each of AP Spartan, ANRP Intermediate and NGL Debt. ANRP Capital Management is the general partner of ANRP Advisors and ANRP Advisors (P2). APH Holdings is the sole member of ANRP Capital Management. Principal Holdings A GP is the general partner of APH Holdings. Scott Kleinman, Marc Rowan and James Zelter are the directors of Principal Holdings A GP, and as such may be deemed to have voting and dispositive control of the securities held of record by AP PPW, AP Spartan and PIPE Holdings The address of the principal business office of each of AP PPW, PIPE Holdings, AP Spartan, ANRP (P2), ANRP Intermediate and NGL Debt is 9 West 57th Street, 43rd Floor, New York, New York 10019. The address of the principal business office of each of ANRP Advisors, ANRP Advisors (P2) and Principal Holdings A GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008. The address of the principal business office of each of ANRP Capital Management and APH Holdings is 100 West Putnam Avenue, Greenwich, Connecticut 06830.
(3)See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—E8 Arrangements—Additional E8 Arrangements” for a description of the fees Messrs. Bonnet and Galley are entitled to receive from E8 Investor relating to the Special Fees Agreements. For a description of the share-based compensation awarded to members of the Board and key management under the LTIP, please refer to "Item 6. Directors, Senior Management and Employees".
(4)Mr. Déau, Ms. Garvey, Ms. Prescott and Mr. Muzumdar are affiliated with Meridiam. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”.
All of Allego Ordinary Shares have the same voting rights and no major shareholder of Allego has different voting rights. Based on the information in Allego’s shareholder register, as of April 21, 2025, 273,340,743 Allego Ordinary Shares were issued and outstanding, of which 22,942,477 were held by 3 record holders in the United States. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.
B.Related Party Transactions
Transactions with Meridiam
TFA
On June 16, 2024, the Company, Madeleine and Meridiam Sustainable Infrastructure Europe IV SLP, as represented by Meridiam, entered into the TFA. Pursuant to the TFA, Madeleine launched the Offer to purchase all Allego Ordinary Shares that were not held by Madeleine or its affiliates for a cash payment of $1.70 per share, without interest. The Offer expired one minute after 11:59 p.m., New York City time, on July 31, 2024 and was not extended, and a total of 38,718,988 Allego Ordinary Shares were properly tendered and not withdrawn, and Meridiam accepted for purchase all such shares.

Bond Agreement
As contemplated by the TFA, the Company entered into a convertible bond agreement with Meridiam Fund IV A S.A.S for the first tranche, with an aggregate principal amount of €150 million, in December 2024. The convertible bonds were issued on December 27, 2024. For further details, reference is made to Note 25 Borrowings . The Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026.
E8 Arrangements
Second Special Fees Agreement

On February 25, 2022, Allego Holdings' then immediate parent entity — Madeleine — entered into the second agreement (the “Second Special Fees Agreement”) with E8 Investor. The purpose of this Second Special Fees Agreement was to compensate E8 Investor for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, E8 Investor is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each an “Equity Injection”).
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
Certain (former) directors and officers of the Company are entitled to compensation from E8 Investor in the form of a fixed percentage of the total benefits that the external consulting firm generates under the Second Special Fees Agreement, including any amendments. See “—Additional E8 Arrangements” below.
The total fair value of the share-based payment arrangement as at December 31, 2024 is estimated at € nil (2023: €38,583 thousand). During the year ended December 31, 2024, the fair value of the share-based payment arrangement decreased to € nil as a result of canceling the equity injections and securing the necessary financing through the convertible debt, as part of the TFA.
Additional E8 Arrangements
Messrs. Bonnet and Galley (both of whom left the Company on February 24, 2025) are each party to a letter agreement with E8 Investor entitling entities affiliated with Mr. Bonnet and Mr. Galley to receive 30% and 4.5%, respectively, of the compensation (net of all taxes) received by E8 Investor, if any, from the Second Special Fees Agreement. Since the equity injections were cancelled, E8 Investor did not receive any compensation during the years ended December 31, 2023 and December 31, 2024, and are not expected to receive any further compensation before the expiration of the agreement.
E8 Investor, in its role as a strategic consulting and technology firm, also has entered into contractual arrangements with MOMA, an acquired subsidiary within the Group, to provide management and administrative services to MOMA. During the year ended December 31, 2024 the amount of €948 thousand (December 31, 2023: €840 thousand) has been recognized in general and administrative expenses related to these services. Additionally, E8 Investor subleases a portion of their office building in France to MOMA. During the year ended December 31, 2024 the amount of €64 thousand (December 31, 2023: €86 thousand) has been recognized in the statement of profit or loss related to this lease arrangement.
Registration Rights Agreement
In connection with the Closing, Allego, Sponsor, Madeleine, E8 Investor and certain other holders of Ordinary Shares (collectively, the “Reg Rights Holders”) entered into a Registration Rights Agreement on March 16, 2022 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, Allego agreed to file a shelf registration statement to register the resale of certain securities held by the Reg Rights Holders (the “Registerable Securities”). In certain circumstances, Reg Rights Holders that hold Registerable Securities having an aggregate value of at least $50 million can demand up to three underwritten offerings. Each of the Reg Rights Holders are entitled to customary piggyback registration rights, subject to certain exceptions, in such case of demand offerings by Madeleine. In addition, under certain circumstances, Madeleine may demand up to three underwritten offerings.
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

Voltalis
Upon completion of the MOMA acquisition, Voltalis S.A. (“Voltalis”), a private company that provides distributed demand response products which enable households to achieve energy savings, became a related party of the Group through its relationship with Meridiam SAS. Madeleine — the majority shareholder of the Company — is indirectly owned by Meridiam. Additionally, Mr.Galley is the Chairman of Voltalis. Voltalis is considered to be an investment in an associate of Meridiam. Details of the transactions during the year have been disclosed in Note 36 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report.
EV Cars
EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations. Details of the transactions during the year have been disclosed in Note 36 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report.

Meridiam Faolan EV Cars
Meridiam Faolan EV Cars GmbH & Co. KG is a related party under common control of Meridiam EM SAS. On June 14, 2024, the Group entered into a contract with Meridiam Faolan EV Cars for the design, construction, installation, operation and maintenance and electricity sale of charging stations as amended from time to time. Details of the transactions during the year have been disclosed in Note 36. Related-party transactions to the consolidated financial statements included elsewhere in this Annual Report.
E6 Arrangements
E6 is a European energy management platform for renewable energy. During 2024, Allego's former Chief Executive Officer, Mathieu Bonnet, owned a stake in E6 of 13.4% and Allego's former Chief Technology Officer, Alexis Galley, owned a stake in E6 of 2.5%. However, in December 2024 both executives transferred their shares to a third party. E6 has entered into contractual arrangements with MOMA to provide development and maintenance services in support of the E6 platform. During the year ended December 31, 2024, the service revenue from consulting services recognized amounted to €0.6 million (December 31, 2023: €0.6 million). As of December 31, 2024, the receivable position related to this contractual arrangement was in amount of €2.4 million, from which €0.9 million is long-term
Allego and E6 entered into an energy trading services contract since 2020. E6 operates a virtual power plant, aggregating production units to better assign value to production on the markets. During the year ended December 31, 2024, E6 received an amount of €6.1 million (December 31, 2023: €12 million) and security deposits in amount of €3.5 million (December 31, 2023: €5.5 million) in exchange for services and electricity.
OVM Energies
OVM Energies is an engineering consulting company, of which Allego's former Chief Technology Officer, Alexis Galley, owns a 5% stake as of December 31, 2024, and Allego's former Chief Executive Officer, Mathieu Bonnet, owns an indirect stake. Allego has entered into a contractual agreement for OVM Energies to provide consulting services for administrative, engineering, and charging site implementation advisory services. During the year ended December 31, 2024, OVM Energies received fees of €0.7 million (December 31, 2023: €0.4 million). The contract was terminated as per December 31, 2024.
Remuneration Arrangements with the Board and Senior Management
For a description of our remuneration arrangements with members of the Board and senior management, please refer to “Item 6. Directors, Senior Management and Employees”.

* * *

See also Note 36 (Related-party transactions) to the consolidated financial statements included elsewhere in this Annual Report for more information.

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
B.Significant Changes
Not applicable.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
In accordance with the TFA, on August 12, 2024, the Company filed a Form 25 with the SEC to voluntarily delist the Allego Ordinary Shares from the NYSE. The Delisting took effect ten days thereafter, with August 22, 2024 being the last trading day of Allego Ordinary Shares on the NYSE.

On January 3, 2025, the Company filed a Form 15 to terminate the registration of the Allego Ordinary Shares under Section 12(g) of the Exchange Act, and suspended the Company's reporting obligations under Section 15(d) of the Exchange Act. Therefore, the Company expects this Annual Report to be its last filing with the SEC until such time as the Company is required to, or otherwise elects, to make filings with the SEC pursuant to SEC rules and regulations.

The Allego Ordinary Shares are currently quoted on the OTC Pink Open Market under the symbol “ALLGF.” There is only a limited, public trading market for our Allego Ordinary Shares.
B.Plan of Distribution
Not applicable.
C.Markets
See “Item 9.The Offer and Listing—A. Offer and Listing Details” of this Annual Report.

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

Shareholders’ Register
Pursuant to Dutch law and the Articles, Allego must keep its shareholders’ register accurate and current. The Board keeps the shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification of Allego as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) on registered shares belonging to another or a pledge (pandrecht) in respect of such shares. In case our Ordinary Shares lare held through DTC. DTC or its nominee will be recorded in the shareholders’ register as the holder of those Ordinary Shares. The Ordinary Shares shall be in registered form (op naam).
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
Pursuant to Dutch law, one or more shareholders or others with meeting rights under Dutch law who jointly represent at least one-tenth of Allego’s issued share capital may request Allego to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that such meeting can be held within six weeks after the request, the proponent(s) may, on their application, be authorized by the competent Dutch court in preliminary relief proceedings to convene a General Meeting. The court shall disallow the application if it does not appear that the proponent(s) has/have previously requested the Board to convene a General Meeting and the Board has not taken the necessary steps so that the General Meeting could be held within six weeks after the request. The application shall also be disallowed if the proponent(s) has/have not demonstrated to have a reasonable interest in the convening of the General Meeting.
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
Under the Dutch Corporate Governance Code (the “DCGC”), shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect if and for as long as the DCGC applies to us, if one or more shareholders intend to request that an item be put on the agenda that may result in a change in Allego’s strategy (for example, the dismissal of members of the Board), the Board must be given the opportunity to invoke a reasonable period up to 180 days to respond to the shareholders' intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply: (a) in respect of a matter for which either a response period or a statutory cooling-off period (as described below) has been previously invoked; or (b) if a shareholder holds at least 75% of Allego’s issued share capital as a consequence of a successful public bid.
If the OTC Pink Open Market qualifies as a regulated market (as defined by Dutch law), a multilateral trading facility (as defined by Dutch law) or a comparable trading venue, the Board can invoke a cooling-off period of up to 250 days when shareholders, using either their shareholder proposal right or their right to request a General Meeting, propose an agenda item for the General Meeting to dismiss, suspend or appoint a member of the Board (or to amend any provision in the Articles dealing with those matters) or when a public offer for Allego is made or announced without Allego’s support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of Allego and its business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint members of the Board (or amend the provisions in the Articles dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of Allego’s issued share capital at the time the cooling-off period was invoked, as well as with Allego’s Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on Allego’s website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board of directors must publish a report in respect of its policy and conduct of affairs during the cooling-off period on Allego’s website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at Allego’s office and must be tabled for discussion at the next General Meeting.
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
b.the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
c.if other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and not terminated or suspended at the relevant shareholders’ request within a reasonable period following the request (i.e., no ‘stacking’ of defensive measures).

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
The Board adopted a diversity and inclusion policy for the composition of the Board, as well as a profile for the composition of the Board. The Board shall make any nomination for the appointment of a Director with due regard to the rules and principles set forth in such diversity and inclusion policy and profile, as applicable.
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
Material Dutch Tax Considerations
Scope of Discussion
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
This section does not describe any Dutch tax considerations or consequences arising from the Dutch Minimum Tax Act 2024 (Wet minimumbelasting 2024; the Dutch implementation of Directive (EU) 2022/2523 of 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the European Union) which may be relevant for a particular holder.
Please note that this section does not describe the Dutch tax considerations for:
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
iii.a holder of Ordinary Shares if such holder is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any income (opbrengst) derived from the Ordinary Shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Generally, a holder of Ordinary Shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it is an entity and holds an interest of 5% or more in Allego's nominal paid-up share capital;
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
Withholding tax on Dividends
Regular Dutch Dividend Withholding Tax

Dividends distributed by Allego are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, Allego is responsible for the withholding of such dividend withholding tax at its source; the Dutch dividend withholding tax is for the account of the holder of Ordinary Shares.
The expression “dividends distributed” includes, but is not limited to:
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
iii.an amount equal to the nominal value of Ordinary Shares issued or an increase of the nominal value of Ordinary Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
iv.partial repayment of the paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent Allego has net profits (zuivere winst), unless (i) the General Meeting has resolved in advance to make such repayment and (ii) the nominal value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment of Allego’s Articles. The term “net profits” includes anticipated profits that are yet to be realized.
Corporate legal entities which are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax.
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
Conditional withholding tax on dividends
In addition to the regular Dutch dividend withholding tax as described above, a Dutch conditional withholding tax will be imposed on dividends distributed by Allego to a Related Entity (as defined below), if such Related Entity:

i.is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
ii.has a permanent establishment located in a Listed Jurisdiction to which the Ordinary Shares are attributable; or
iii.holds the Ordinary Shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
iv.is not considered to be the beneficial owner of the Ordinary Shares in its jurisdiction of residences because such jurisdiction treats another entity as the beneficial owner of the Ordinary Shares (a hybrid mismatch); or
v.is not resident in any jurisdiction (also a hybrid mismatch); or
vi.is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid holding a Qualified Interest in the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by Allego without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021 (Wet bronbelasting 2021).
For purposes of this section:
“Related Entity” means an entity (i) that has a Qualifying Interest in the Company or (ii) in which a third party has a Qualifying Interest if such third party also has a Qualifying Interest in the Company.
“Qualifying Interest” means a direct or indirectly held interest – either by an entity individually or, if an entity is part of a Qualifying Unity, jointly – that enables such entity or such Qualifying Unity to exercise a definitive influence over another entity’s decisions and allows it to determine that other entity’s activities (as interpreted by the European Court of Justice in case law on the right of freedom of establishment (vrijheid van vestiging)).
“Qualifying Unity” means entities acting together with the main purpose or one of the main purposes of avoiding Dutch conditional withholding tax at the level of any of those entities (kwalificerende eenheid).
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2025: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2025: 25.8%).
Taxes on Income and Capital Gains
Dutch Resident Entities. Generally, if the holder of Ordinary Shares is a Dutch Resident Entity, any benefits derived or deemed to be derived from the Ordinary Shares or any capital gains realized on the disposal or deemed disposal of Ordinary Shares is subject to Dutch corporate income tax at a rate of 19% with respect to taxable profits up to €200,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2025).
Dutch Resident Individuals. If the holder of Ordinary Shares is a Dutch Resident Individual, any benefits derived or deemed to be derived from the Ordinary Shares or any capital gains realized on the disposal or deemed disposal of the Ordinary Shares is taxable at the progressive Dutch income tax rates (with a maximum of 49.5% in 2025), if:
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
Taxation of savings and investments. If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Ordinary Shares will be subject to an annual Dutch income tax under the regime for savings and investments (inkomen uit sparen en beleggen). Taxation only occurs insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The net investment assets for the year are the fair market value of the investment assets less the fair market value of the liabilities on January 1 of the relevant calendar year (reference date; peildatum). Actual income or capital gains realized in respect of the Ordinary Shares are in principle not subject to Dutch income tax.
The Dutch Resident Individual's assets and liabilities taxed under this regime, including the Ordinary Shares, are allocated over the following three categories: (a) bank savings (banktegoeden), (b) other investments (overige bezittingen), including the Ordinary Shares, and (c) liabilities (schulden). The taxable benefit for the year (voordeel uit sparen en beleggen) is equal to the product of (x) the total deemed return divided by the sum of bank savings, other investments and liabilities and (y) the sum of bank savings, other investments and liabilities minus the statutory threshold, and is taxed at a flat rate of 36% (rate for 2025).
The deemed return applicable to other investments, including the Ordinary Shares, is set at 5.88% for the calendar year 2025. Transactions in the three-month period before and after January 1 of the relevant calendar year implemented to arbitrate between the deemed return percentages applicable to bank savings, other investments and liabilities will for this purpose be ignored if the holder of Ordinary Shares cannot sufficiently demonstrate that such transactions are implemented for other than tax reasons.
On June 6 and 14 2024, the Dutch Supreme Court (Hoge Raad) ruled that the current Dutch income tax regime for savings and investments in certain specific circumstances contravenes with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights (the “Rulings”). This is, in short, the case in the event the deemed return on the investement assets exceeds the actual return realized in respect thereof (calculated in line with the rules set out in the Rulings and successfully demonstrated by the taxpayer). Holders of Ordinary Shares are advised to consult their own tax advisor to ensure that the tax in respect of the Ordinary Shares is levied in accordance with the applicable Dutch tax rules at the relevant time.
Non-residents of the Netherlands. A holder of Ordinary Shares that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the Ordinary Shares or in respect of any capital gains realized on the disposal or deemed disposal of the Ordinary Shares, provided that:
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
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. Holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation (such dividend income is referred to as "qualified dividend income"), provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will generally be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There can be no assurances that Allego will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Allego’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Allego will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See “—Passive Foreign Investment Company Rules.” U.S. Holders should consult with their tax advisors regarding the availability of the lower preferential rate for qualified dividend income for any dividends paid with respect to the Ordinary Shares.
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
Passive Foreign Investment Company Rules
Generally. The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above if Allego is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfies either of the qualification tests in subsequent years.
The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Allego is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the assets and income of Allego. Further, because Allego may value its goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of its passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that Allego is a PFIC for the current taxable year, a prior taxable year, or a future year.
If Allego is or becomes a PFIC during any year in which a U.S. Holder holds Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. Holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) QEF regime, and (iii) mark-to-market regime. A U.S. Holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. Holder will depend upon which of these regimes applies to such U.S. Holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income, discussed above under "Distribution on Ordinary Shares", under any of the foregoing regimes.

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
The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of your Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as qualified dividend income.
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
A U.S. Holder’s tax basis in Ordinary Shares will be increased to reflect QEF income inclusions and will be decreased to reflect distributions of amounts previously included in income as QEF income inclusions. No portion of the QEF income inclusions attributable to ordinary income will be treated as qualified dividend income. Amounts included as QEF income inclusions with respect to direct and indirect investments generally will not be taxed again when distributed. You should consult your tax advisors as to the manner in which QEF income inclusions affect your allocable share of Allego’s income and your basis in your Ordinary Shares.
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

Mark-to-Market Regime. Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange

Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that for the taxable years in which Ordinary Shares, were listed on the New York Stock Exchange, such Ordinary Shares were traded on a qualifying national securities exchange or market, but there can be no assurance that such Ordinary Shares were “regularly traded” for purposes of qualifying as marketable shares in each of such years. Additionally, Ordinary Shares traded on the OTC Pink Open Market are generally not expected to be treated as traded on a qualifying exchange or market for purposes of qualifying as marketable shares. A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a holding company (such as Allego) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules.
Pursuant to a mark-to-market election, a taxpayer would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. Holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. Holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of PFIC shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). We advise you to consult your own tax advisor to determine whether the mark-to-market tax election is available to you and the consequences resulting from such election.
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
F.Dividends and Paying Agents
Not Applicable.
G.Statement by Experts
Not Applicable.
H.Documents on Display
We have historically filed periodic and interim reports and other information with the SEC. The SEC maintains an internet site that contains such reports and other information regarding issuers at http://www.sec.gov. On January 3, 2025, the Company filed a Form 15 to terminate the registration of the Company's Ordinary Shares under Section 12(g) of the Exchange Act, and suspended the Company's reporting obligations under Section 15(d) of the Exchange Act. Therefore, the Company expects this Annual Report on Form 20-F to be its last filing with the SEC until such time as the Company is required to, or otherwise elects, to make filings with the SEC pursuant to SEC rules and regulations.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule 13a-15 under the Exchange Act, our management, under the supervision and with the participation of our Executives, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. As defined in Rule 13a-15 of the Exchange Act, the term “disclosure controls and procedures” means controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our chief executive officer, our chief financial officer and other management, as appropriate, to allow timely decisions regarding our required disclosures.
Based on the foregoing, our Executives have concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective.
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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting as of December 31, 2024 was not fully effective due to the presence of a material weakness in our internal control over financial reporting, as further discussed below.

In connection with the audits of our consolidated financial statements as of December 31, 2023 and 2022, our management and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Throughout 2024, Allego made significant improvements in their internal control over financial reporting by implementing policies, procedures, and business process and IT General controls. These improvements include (i) hiring and retaining qualified finance and accounting personnel , (ii) enhancing the financial closing process, (iii) deploying a risk assessment framework, (iv) rolling out a comprehensive internal control framework, (v) investing in risk management and internal control tooling, and (vi) further strengthening its internal control governance by adopting internal control monitoring and control testing.

As a result, Allego adequately resolved certain previously identified material weaknesses. However, management identified the following material weakness:

•Allego did not adequately maintain initiation controls and / or sufficient controls over the completeness and accuracy of the related reports utilized in the financial statement close process including property, plant, and equipment, leases, and procure to pay transactions and did not maintain controls over certain reports utilized in the IT general controls processes.

In order to remediate the material weakness, Allego continues to roll out initiatives to further strengthen its internal control maturity, thereby limiting Allego’s exposure to errors, losses or fraud. These remediation measures build on initiatives deployed throughout 2024 as well as improving project administration, contract administration and IT automation to improve control execution quality.

Allego estimates it will be able to remediate the remaining material weakness during 2025. These remediation measures may be time-consuming and might place demands on its financial and operational resources. Even if Allego is successful in strengthening its internal controls and procedures, in the future those internal controls and procedures may not be adequate to prevent or sufficiently identify irregularities or errors or to facilitate the fair presentation of Allego’s consolidated financial statements.
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Based on the qualifications and relevant experience described in “Item 6.A. Directors and Senior Management”, our Board has determined that Patrick Sullivan and Thomas Josef Maier each qualify as an audit committee financial expert as defined under applicable SEC rules and are independent in accordance with Rule 10A-3 of the Securities Exchange Act, and the DCGC.
ITEM 16B.    CODE OF ETHICS
Our Board has established a Code of Business Conduct and Ethics applicable to our employees, directors and officers. Any waiver or amendment of this code may be made only by our Board and will be promptly disclosed as required by applicable U.S. federal securities laws. Our Code of Business Conduct and Ethics is publicly available on our website at www.allego.eu and is reviewed on an annual basis. For the year ended December 31, 2024, we did not grant any waivers of the Code of Business Conduct and Ethics.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Accountants B.V. (“E&Y”), our independent registered public accounting firm, for the years ended December 31, 2024 and 2023:

	For the year ended December 31,
(In €’000)	2024	2023
Audit Fees(1)	6,093	5,086
Audit-Related Fees(2)	—	38
Tax Fees(3)	—	—
All Other Fees	—	—
Total	6,093	5,124
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 16, 2024, the Company, Madeleine and Meridiam Sustainable Infrastructure Europe IV SLP, as represented by Meridiam, entered into the TFA. Pursuant to the TFA, Madeleine launched the Offer to purchase all Allego Ordinary Shares that were not held by Madeleine or its affiliates for a cash payment of $1.70 per share, without interest. The Offer expired one minute after 11:59 p.m., New York City time, on July 31, 2024 and was not extended, and a total of 38,718,988 Allego Ordinary Shares were properly tendered and not withdrawn, and Meridiam accepted for purchase all such shares.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G.    CORPORATE GOVERNANCE
Not Applicable.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
The Company has adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees. We believe the policy is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our insider trading policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
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
•Perform risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology (“IT”) environment, including those related to use of external cyber security partners. This risk management process consists of risk assessments for identification and decisions on risk treatment strategies with related risk treatment plans. All risks identified in this process are registered in Allego’s Risk Register;
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
The risk management process also includes third party risk assessments for third party service providers (e.g. Microsoft Azure Cloud and so-called Software as a Service providers). For this we have a Vendor Information Security Questionnaire (VISQ) which is being performed when introducing a new third-party service provider. Through contractual agreements, we also monitor compliance with our cybersecurity requirements periodically. With respect to our third-party risk management processes, we employ third-party due diligence, onboarding, and other procedures designed to assess the data protection, data privacy, and cybersecurity practices of third-party service providers, suppliers and vendors. However, our ability to monitor or control such practices is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise, or failure in the systems, networks, and information owned or controlled by such third parties. When we become aware that a third-party service provider, supplier, or vendor has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connections to our systems, networks and information where appropriate.
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
Cybersecurity governance
Our Board of Directors has ultimate oversight for risks relating to our cybersecurity program and practices and receives regular updates from our internal cybersecurity teams on cybersecurity risks and threats. For the majority of the year, Allego has chief information security officer (CISO), as per 31 December 2024 this function was vacant, but on 1 April 2025 a new CISO has been onboarded. Additionally, within its IT team Allego has several experts on information and cybersecurity.
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

2.1*	Description of Securities (incorporated by reference to Exhibit 2.1 to Allego N.V.’s Form 20-F filed with the SEC on May 16, 2024).

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

4.6	Transaction Framework Agreement, dated as of June 16, 2024, by and among the Allego N.V., Madeleine Charging B.V., and Meridiam Sustainable Infrastructure Europe IV SLP, represented by Meridiam SAS, its management company (incorporated by reference to Exhibit 99.1 to Allego N.V.’s Form 6-K filed with the SEC on June 18, 2024)

8.1*	List of Subsidiaries

11.1*	Insider Trading Policy

12.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Allego N.V. Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Allego N.V.’s Form 20-F filed with the SEC on May 16, 2024)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
*Filed herewith.
**Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

April 30, 2025	By:	/s/ Steven Salo
Name: Steven Salo
Title: Chief Executive Officer, Chief Financial Officer, Executive Director

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Allego N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Allego N.V. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
The Company's Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.2 to the financial statements, the Company has suffered recurring losses from operations, has a forecasted breach of its debt covenants and drawstop events and has stated that substantial doubt exists about the Company’s ability to continue as a going concern.

Management's evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2.2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ EY Accountants B.V.
We have served as the Company’s auditor since 2018.
Amsterdam, Netherlands
April 30, 2025

Consolidated statement of profit or loss for the years ended December 31, 2024, 2023 and 2022

(in €‘000)	Notes	2024	2023	2022
Revenue from contracts with customers	6
Charging sessions		123,997	103,265	65,347
Service revenue from the sale of charging equipment		13,879	10,303	33,585
Service revenue from installation services		37,359	20,391	28,630
Service revenue from operation and maintenance of charging equipment		8,529	5,399	3,230
Service revenue from consulting services		6,292	6,095	3,108
Total revenue from contracts with customers		190,056	145,453	133,900
Cost of sales
Cost of sales - charging sessions		(100,024)	(81,396)	(77,792)
Cost of sales - sale of charging equipment		(11,592)	(8,842)	(28,065)
Cost of sales - installation services		(22,101)	(17,400)	(20,167)
Cost of sales - operation and maintenance of charging equipment		(4,437)	(1,621)	(631)
Total cost of sales		(138,154)	(109,259)	(126,655)
Gross profit		51,902	36,194	7,245
Other income/(expenses)	7	(2,268)	(6,603)	3,724
Selling and distribution expenses	8	(8,756)	(2,603)	(2,587)
General and administrative expenses	9	(50,643)	(98,957)	(323,358)
Operating loss		(9,765)	(71,969)	(314,976)
Finance income/(costs)	12	(36,544)	(37,809)	10,320
Loss before income tax		(46,309)	(109,778)	(304,656)
Income tax	30	1,694	(504)	(636)
Loss for the year		(44,615)	(110,282)	(305,292)
Attributable to:
Equity holders of the Company		(44,208)	(109,898)	(304,778)
Non-controlling interests		(407)	(384)	(514)
Loss per share attributable to the Equity holders of the Company:
Basic and diluted loss per ordinary share	13	(0.16)	(0.41)	(1.21)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of comprehensive income for the years ended December 31, 2024, 2023 and 2022

(in €‘000)	Notes	2024	2023	2022
Loss for the year		(44,615)	(110,282)	(305,292)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations	24	(10)	(65)	98
Income tax related to these items		—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(10)	(65)	98
Items that may not be reclassified to profit or loss in subsequent periods
Changes in the fair value of equity investments at fair value through other comprehensive income	19	29,407	(14,832)	(10,595)
Remeasurements of post-employment benefit obligations	26	—	(9)	(27)
Income tax related to these items		(901)	461	326
Other comprehensive income/(loss) that may not be reclassified to profit or loss in subsequent periods, net of tax		28,506	(14,380)	(10,296)
Other comprehensive income/(loss) for the year, net of tax		28,496	(14,445)	(10,198)
Total comprehensive income/(loss) for the year, net of tax		(16,119)	(124,727)	(315,490)
Attributable to:
Equity holders of the Company		(15,712)	(124,343)	(314,976)
Non-controlling interests		(407)	(384)	(514)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of financial position as at December 31, 2024 and December 31, 2023

(in €‘000)	Notes	December 31, 2024	December 31, 2023
Assets
Non-current assets
Property, plant and equipment	15	202,546	176,603
Intangible assets	16	12,146	21,013
Right-of-use assets	17	105,608	76,812
Deferred tax assets	30	1,563	807
Other financial assets	19	78,536	52,641
Total non-current assets		400,399	327,876
Current assets
Inventories	18	27,246	34,104
Prepayments and other assets	21	15,282	17,934
Trade and other receivables	20	47,393	56,043
Other financial assets	19	4,566	1,776
Cash and cash equivalents	22	160,919	44,585
Total current assets		255,406	154,442
Total assets		655,805	482,318

Equity
Share capital	23	32,801	32,521
Share premium	23	372,135	372,135
Reserves	24	3,980	(23,141)
Accumulated deficit		(506,797)	(461,198)
Equity attributable to equity holders of the Company		(97,881)	(79,683)
Non-controlling interests		(46)	361
Total equity		(97,927)	(79,322)
Non-current liabilities
Borrowings	25	512,014	350,722
Lease liabilities	17	99,691	71,563
Provisions and other liabilities	26	5,559	11,793
Contract liabilities	6	202	180
Deferred tax liabilities	30	640	1,549
Derivative liabilities	29	20,132	6,720
Total non-current liabilities		638,238	442,527
Current liabilities
Trade and other payables	28	73,919	76,948
Contract liabilities	6	22,650	9,823
Current tax liabilities	30	428	1,050
Lease liabilities	17	16,724	11,927
Provisions and other liabilities	26	1,773	18,643
Derivative liabilities	29	—	722
Total current liabilities		115,494	119,113
Total liabilities		753,732	561,640
Total equity and liabilities		655,805	482,318
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of changes in equity for the years ended December 31, 2024, 2023, and 2022

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
As at January 1, 2022		1	61,888	4,195	(142,736)	(76,652)	—	(76,652)
Loss for the year		—	—	—	(304,778)	(304,778)	(514)	(305,292)
Other comprehensive income/(loss) for the year		—	—	(10,169)	(29)	(10,198)	—	(10,198)
Total comprehensive income/(loss) for the year		—	—	(10,169)	(304,807)	(314,976)	(514)	(315,490)
Other changes in reserves	24	—	—	(886)	886	—	—	—
Equity contribution (Allego Holding shareholders)	23	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	23	1,789	85,808	—	—	87,597	—	87,597
Equity contribution (PIPE financing)	23	1,800	130,890	—	—	132,690	—	132,690
Equity contribution (Private warrants exercise)	23	160	13,694	—	—	13,854	—	13,854
Non-controlling interests on acquisition of subsidiary	4	—	—	—	—	—	1,259	1,259
Share-based payment expenses	11	—	—	—	82,569	82,569	—	82,569
As at December 31, 2022		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
As at January 1, 2023		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
Loss for the year		—	—	—	(109,898)	(109,898)	(384)	(110,282)
Other comprehensive income/(loss) for the year		—	—	(14,436)	(9)	(14,445)	—	(14,445)
Total comprehensive income/(loss) for the year		—	—	(14,436)	(109,907)	(124,343)	(384)	(124,727)
Other changes in reserves	24	—	—	(1,845)	1,845	—	—	—
Issuance of shares under the LTIP from IPO Grant Shares	23	1	—	—	—	1	—	1
Issuance of shares under the LTIP from RSUs	23	80	—	—	(80)	—	—	—
Issuance of shares in exchange of Public Warrants	23	379	7,190	—	—	7,569	—	7,569
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	23	—	(955)	—	—	(955)	—	(955)
Share-based payment expenses	11	—	—	—	11,032	11,032	—	11,032
As at December 31, 2023		32,521	372,135	(23,141)	(461,198)	(79,683)	361	(79,322)
As at January 1, 2024		32,521	372,135	(23,141)	(461,198)	(79,683)	361	(79,322)
Loss for the year		—	—	—	(44,208)	(44,208)	(407)	(44,615)
Other comprehensive income/(loss) for the year		—	—	28,486	10	28,496	—	28,496
Total comprehensive income/(loss) for the year		—	—	28,486	(44,198)	(15,712)	(407)	(16,119)
Other changes in reserves	24	—	—	(1,365)	1,365	—	—	—
Issuance of shares under the LTIP from Performance Options	23	242	—	—	(242)	—	—	—
Issuance of shares under the LTIP from RSUs	23	38	—	—	(38)	—	—	—
Share-based payment expenses	11	—	—	—	(2,486)	(2,486)	—	(2,486)
As at December 31, 2024		32,801	372,135	3,980	(506,797)	(97,881)	(46)	(97,927)
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statement of cash flows for the years ended December 31, 2024, 2023 and 2022

(in €‘000)	Notes	2024	2023	2022
Cash flows from operating activities
Cash generated from/(used in) operations	14	48,909	(30,681)	(95,704)
Interest paid		(33,498)	(14,792)	(9,224)
Interest received		2,326	1,156	—
Proceeds from settlement of interest cap derivatives	19	—	—	1,071
Payment of interest cap derivative premiums	19	—	—	(4,068)
Income taxes received/(paid)		(1,315)	(852)	(424)
Net cash flows from/(used in) operating activities		16,421	(45,169)	(108,349)

Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired	4	—	—	(9,720)
Acquisition of MOMA, net of cash acquired	4	—	—	(58,644)
Purchase of property, plant and equipment	15	(56,543)	(69,060)	(25,581)
Proceeds from sale of property, plant and equipment	15	—	—	45
Purchase of intangible assets	16	(31)	—	(1,572)
Proceeds from government grants	15	1,392	137	512
Other cash flows used in investing activities		170	17	—
Net cash flows from/(used in) investing activities		(55,012)	(68,906)	(94,960)

Cash flows from financing activities
Proceeds from borrowings	25	164,851	82,400	159,210
Repayment of borrowings	25	—	—	(23,403)
Payment of principal portion of lease liabilities	17	(7,362)	(4,692)	(5,227)
Payment of transaction costs on new equity instruments	23	—	(498)	(925)
Payment of transaction costs on borrowings	25	(2,564)	(1,576)	(10,751)
Proceeds from issuing equity instruments (Spartan shareholders)	4, 23	—	—	10,079
Proceeds from issuing equity instruments (PIPE financing)	4, 23	—	—	132,690
Net cash flows from/(used in) financing activities		154,926	75,634	261,673

Net increase/(decrease) in cash and cash equivalents		116,335	(38,441)	58,364
Cash and cash equivalents at the beginning of the year		44,585	83,022	24,652
Effect of exchange rate changes on cash and cash equivalents		(1)	4	6
Cash and cash equivalents at the end of the year	22	160,919	44,585	83,022
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
On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze vennootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”). The public company — Allego N.V. — traded under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.
On June 16, 2024, Allego N.V., Madeleine Charging B.V. and Meridiam Sustainable Infrastructure Europe IV SLP, as represented by Meridiam, entered into a Transaction Framework Agreement ("TFA"). Pursuant to the TFA, Madeleine launched a tender offer (the "Offer") to purchase all ordinary shares of Allego N.V. that were not held by Madeleine or its affiliates for a cash payment of $1.70 per share, without interest. The Offer expired one minute after 11:59 p.m., New York City time, on July 31, 2024 and was not extended, and a total of 38,718,988 ordinary shares of Allego N.V. were properly tendered and not withdrawn, and Meridiam accepted for purchase all such shares. On August 12, 2024, Allego N.V. filed Form 25 with the SEC relating to the delisting of their ordinary shares. The delisting took effect ten days thereafter, with August 22, 2024 being the last trading day of Allego N.V.’s ordinary shares on the NYSE. After delisting, Allego did not change its legal form and continues to be a Dutch public liability company (naamloze vennootschap).

By entering into the Transaction Framework Agreement, Meridiam reaffirms its commitment to supporting the Company strategically and financially, and to cooperate closely with Allego’s management team. Contingent upon the Delisting, Meridiam SAS, through its managed funds, has committed to making available to Allego an amount of €46,000 thousand in order to develop, operate and maintain charging sites in Germany (for further details reference is made to Note 36 Related-party transactions), as well as an additional amount of €310,000 thousand in the form convertible bond funding to support the delivery of Allego’s growth plan. The €310,000 thousand financing shall be made available in three installments. As such, in December 2024, Allego N.V entered into a convertible bond agreement with Meridiam Found IV S.A.S for the first tranche, with an aggregate principal amount of €150,000 thousand. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026. For further details, reference is made to Note 25 Borrowings.

The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services customers with the long-term operation of comprehensive charging solutions. The Company seeks to offer its customers the best EV charging experience with end-to-end charging solutions through its different charging products (e.g. slow, fast, ultra-fast charging) and additional service support. The majority of the Allego N.V. shares are held by Madeleine which is an indirectly controlled subsidiary of Meridiam SAS (“Meridiam”) – a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the mobility, energy transition and social infrastructure sectors.
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

The consolidated financial statements were prepared by the Executive Board and were approved and authorized for issuance in accordance with a resolution of the Board of Directors on April 30, 2025.
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
Therefore, the comparable consolidated financial statements for the prior period from January 1, 2022, until March 16, 2022 represent the consolidated financial statements of Allego Holding and its subsidiaries.
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
The Group’s scale of operations
The Group’s strategy requires significant capital expenditures. The Group has incurred losses during the first years of its operations including in 2024 and expects to continue to incur losses in the next twelve months from the issuance date of these consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from its lenders, shareholder financing, and equity issuances to support its growth. Refer to Financing section below for further details on financing developments.
Financial position of the Group
As at December 31, 2024, the losses incurred during the first years of its operations (partially offset by equity contributions from 2022), resulted in a negative equity balance of €97,927 thousand. (December 31, 2023: negative €79,322 thousand) and cash and cash equivalents of €160,919 thousand (December 31, 2023: €44,585 thousand). As of December 31, 2024 an amount of approximately €150,000 thousand issued on December 27, 2024 included in the cash and cash equivalents originated from the convertible debt proceeds and will be used for capital expenditures throughout 2025 and 2026.
The Group's operations to date have been funded by borrowings from shareholders and lenders, as well as proceeds from the SPAC Transaction. In the consolidated statement of financial position as at December 31, 2024, the carrying value of the Group’s borrowings amounts to €512,014 thousand (December 31, 2023: €350,722 thousand). Additionally, the Group had €116,415 thousand in lease liabilities (December 31, 2023: €83,490 thousand) and €73,919 thousand in trade and other payables (December 31, 2023: €76,948 thousand).
Impact of volatility in energy prices
The Group provides electricity directly through its own chargers and needs to procure this energy from the power markets in Europe. The Group obtains energy through contracts with power suppliers or through direct sourcing on the power market.. The Group has entered into medium and long-term power purchase agreements with renewable power generators to mitigate the future negative impact of increased energy costs. This has allowed the Group to fix the price of a portion of energy purchased.
During 2024, electricity prices remained relatively stable. In previous years, notably 2022, the Group increased its prices as a result of the increase in input prices relating to the Ukraine war. Despite the historical increase in prices, the Group experienced improved utilization rates, indicating a relatively high degree of demand inelasticity by customers and enabling predictable margins on charging revenues.
Financing
On December 19, 2022, the Group entered into a new facility agreement (“the renewed facility”), increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of (i) €170,000 thousand used to settle the old facility (“Refinancing facility”), (ii) up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses) (“CAPEX facility”) and (iii) up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes) (“guarantee facility”). The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin.
As of December 31, 2024, the Group has drawn the full amount of the renewed facility other than the guarantee facility which as an unutilized amount of €326 thousand. The Company has not drawn any further amount from the guarantee facility between 31 December 2024 and the date of issuance of these financial statements.
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares of its main subsidiaries in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.
In parallel to the renewed facility, the Group entered into interest rate cap derivatives to help offset the interest rate risk on at least 65% of the outstanding loan amounts under the renewed facility. The Group has two interest rate caps in place with a notional amount of €240,500 thousand (December 31, 2023: two interest rate caps with a notional of €240,500 thousand) which mature in December 2027. As at December 31, 2024, the interest rate caps cover approximately 65% (December 31, 2023: 67%) of the variable loan principal outstanding. The strike price changes over time and ranges between 1.50% and 3.43%.
Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Additional information on interest rate risk is described in Note 33.
On December 27, 2024, the Company received the first tranche of convertible bond proceeds totaling EUR 150 million, in accordance with the TFA signed with Meridiam Europe IV A S.A.S (a related party under common control of Meridiam SAS). The convertible bonds carry a fixed interest rate of 15% (paid-in-kind) and are expected to mature in December 2031, without being affected by any accelerated default or optional conversion events. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026. These funds are considered sufficient to meet the Company’s capital expenditures and operational requirements. For more information regarding the convertible bond financing, please refer to Note 25.
Renewed facility covenants
Under the terms of the renewed facility, the Group is required to comply with financial covenants, being the leverage ratio and interest cover ratio, at the consolidated level of Allego N.V based on IFRS. A covenant breach would negatively affect the Group’s financial position and cash flows. In the event the Group does not meet the leverage ratio or interest cover ratio under the renewed facility, the Group may within ten business days from the testing date remedy the test by providing evidence of receipt of new funding, sufficient to cure the ratio test (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. Should the ratio test not be cured, this would be considered an event of default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.
In addition to the two financial covenants there are three drawstop event conditions as outlined in Note 34.
The compliance with covenants under the renewed facility agreement shall be tested every 6 months, with the testing period being the 12 months ending December 31 and June 30. The first testing date of the interest cover ratio was June 30, 2023, and the first testing date of the leverage ratio was June 30, 2024.
The Group has complied with the financial covenants of the renewed facility until June 30, 2024. At 31 December 2024 the Group has not met the interest coverage ratio and leverage ratio. However, the Group has used the equity cure right in relation to the interest cover ratio and leverage ratio covenants at December 31, 2024.

One of the drawstop event conditions, the utilization rate, was not met per June 30, 2024 and December 31, 2024 and the two others (EBITDA margin and EBITDA margin ratio) were not met per December 31, 2024. Not meeting the drawstop conditions on three consecutive testing dates could lead to the loan becoming immediately due and payable.
Please refer to Note 34 for additional detail on loan covenants, and Note 25 for information on the terms and conditions of the renewed facility.
Liquidity forecasts
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the consolidated financial statements, management estimated the expected cash flows until June 30, 2026, incorporating current cash levels, remaining convertible bond proceeds, revenue projections, detailed capital expenditures, operating expense budgets, interest payment obligations, and working capital projections, as well as compliance with covenants, potential future equity raises, and availability of other financial funding from banks and shareholder. The Group invests in new stations, chargers, grid connections, and potential business acquisitions only if the Group has secured financing for such investments.
Management has performed an analysis of its liquidity forecast until June 30, 2026 and prepared a scenario that assumes capital expenditure levels based on the currently available funds, the remaining convertible bond proceeds, as well as revenue inflows derived from operations.
Under this scenario, the Group is forecasted to have sufficient available cash and liquidity. The key assumptions in the analysis are related to the utilization rates of charging stations and the roll out of new chargers. Sensitivities and stress test scenarios show that the Group has sufficient available cash and liquidity. However, the Group is forecasted to have a breach of its drawstop event tests at June 30, 2025, and the drawstop event tests and the financial covenants (interest cover and leverage) at December 31, 2025 which could lead to the loan becoming immediately due and payable. The Company is planning to use the equity cure funds for the June 30, 2025 financial covenant test as the renewed facility allows for two consecutive testing periods to remediate financial covenants.
As a result of management’s forecasted breach of its existing covenants, there is a material uncertainty upon the Group’s ability to continue as a going concern, and therefore, whether the Group will realize its assets and settle its liabilities in the ordinary course of business at the amounts recorded in the financial statements.
The Group is in discussions with its lenders with respect to an amendment to the drawstop event tests and the financial covenants and, on the basis of the commitment of the convertible bond proceeds, and believes that the lenders will agree to the amendment such that there is no default on its facilities as at 30 June 2025 and 31 December 2025. For further details, reference is made to Note 34.
The Company holds alternate options to mitigate the uncertainties related to the facilities and the potential breach of its covenants including:
•refinancing the facilities.
•obtaining additional shareholder funding, and / or
•funding operations through special purpose vehicles (i.e. asset companies) with external parties.

The Group may not be able to negotiate on acceptable terms, or at all. If the Group is unable remedy the potential breach of its covenants, financial position and cash flows would be adversely affected and may no longer be able to operate as a going concern.
Although the expectation for the coming year is that the Company will continue to have net losses, breach its covenants and make additional investments, its cash flows from operations and funding received is expected to be sufficient for more than the next 12 months from the issuance of these consolidated financial statements, based on the Group’s forecast and the remediation options available. Therefore, the consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.
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
Associates are all entities over which the Group has significant influence but not control or joint control. Investments in associates are accounted for using the equity method and are initially recognized at cost, including any potential transaction costs, as of the date the significant influence was obtained. Subsequently, the Group’s share of the profit or loss and other comprehensive income/(loss) of the associates is included in the consolidated financial statements until the date on which the significant influence ceases. As at December 31, 2024, the Group has one associate (December 31, 2023: one, December 31, 2022: one).
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
2.6. New and amended standards
2.6.1 New and amended standards adopted by the group
A number of amended standards have been published by the IASB and are effective as of January 1, 2024, The Group did not have to change its accounting policies or make retrospective adjustments as a result of applying these standards and amendments because these amended standards do not have a material effect on the Group's consolidated financial statements for the year ended December 31, 2024:
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-current. The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively in accordance with the normal requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. This standard does not have an impact on the classification of the Group's liabilities within the consolidated financial statements.
•Amendments to IAS 1 - Non -current liabilities with covenants. The Group assessed the impact of this amendment and updated its consolidated financial statements accordingly.
•Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback. This standard does not have an impact on the Group's consolidated financial statements because the Group does not have transactions of sale and leaseback.
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements. This standard does not have an impact on the Group's consolidated financial statements because the Group does not have any supplier finance agreements.
2.6.2 New standards and interpretations not yet adopted
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.
IFRS 18 – Presentation and Disclosure in the Financial Statements
The standard was issued in April 2024 to supersede IAS 1 Presentation of Financial Statements. IFRS 18 is applicable to annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 introduces, among others, new requirements for presentation within the Consolidated statement of profit or loss, including specified totals and subtotals. Even though the new standard will not impact the recognition and measurement of items in the financial statements, the new standard requires entities to include additional defined subtotals to the Consolidated statement of profit and loss, disclosures about management-defined performance measures and is adding new principles for aggregation and disaggregation of information. Management will start with the impact assessment in 2025.
Other new and amended standards and interpretations
The following new and amended standards have been published by the IASB and will become effective on or after January 1, 2025:
•Amendments to IAS 21 - Lack of Exchangeability
•Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments
•Amendments to IFRS 9 and IFRS 7 - Contract referencing Nature-dependent Electricity
•IFRS 19 - Subsidiaries without Public Accountability: Disclosures
•Annual Improvements to IFRS Accounting Standards (Volume 11)
In December 2024, the IASB issued amendments to IFRS 9 and IFRS 7 regarding contracts referencing nature-dependent electricity. These amendments clarify the application of the ‘own use’ exception and hedge accounting for contracts where the amount of electricity generated is influenced by uncontrollable natural factors, such as wind or solar conditions. The amendments provide guidance on assessing whether physical power purchase agreements (PPAs) qualify for the ‘own use’ exception and introduce new disclosure requirements for these contracts. Key changes to the 'own use' exception under IFRS 9 include new application guidance and qualifying criteria for physical PPAs. To qualify, the contract must require purchasing and taking delivery of generated electricity, expose the entity to buying electricity it can't use, and necessitate selling unused electricity due to market conditions. The entity must also show it's historically been and expects to remain a net purchaser of electricity.
The amendments are effective for annual periods beginning on or after 1 January 2026, with early adoption permitted. Based on a preliminary analysis performed, it is anticipated that there will be no significant impact on the classification of current PPA contracts. The Group expects to adopt the amendments when they become effective.

For the remaining standards, the Company does not expect to have an impact on the Group’s consolidated financial statements, but will evaluate any additional disclosure requirements, as applicable.
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
2.7.2 Goodwill
In a business combination, goodwill is initially measured at cost (being the excess of the aggregate of the: consideration transferred, amount of non-controlling interests and the fair value of any previously interest held, over the fair value of the net identifiable assets acquired and liabilities assumed). After initial recognition, goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Refer to the accounting policies on impairment of non-financial assets (including goodwill) in Note 2.7.14.
On disposal of an entity, the associated goodwill is included in the carrying amount of the entity when determining the gains or losses on disposal.
2.7.3 Revenue recognition
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
The Group is considered an agent in charging transactions for charging equipment owned by third parties as the Group does not have control over electricity.
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
Contract assets
Fees associated with the development contracts are fixed and payable upon the achievement of milestones. If the services rendered by the Group exceed the payment, a contract asset is recognized. Contract assets are subject to an impairment assessment. Refer to the accounting policies on impairment of financial assets in Note 2.7.16.

Contract liabilities
A contract liability is recognized if a payment from the customer is received, and it precedes the satisfaction of a performance obligation by the Group. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
2.7.4 Cost of sales
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
2.7.5 Other income/(expenses)
The Group recognizes other income/(expenses) from the following sources:
•sale of CO2 tickets issued by government (for example, “HBE certificates” or hernieuwbare brandstofeenheden in the Netherlands and similar schemes in Germany and France);
•government grants;
•disposal of property, plant and equipment;
•disposal of intangible assets
•sublease rental income;
•fair value gains/(losses) on derivatives (power purchase agreements, purchase options);
•fair value gains/(losses) on preference shares derivatives and net gain/(loss) on sale of preference shares derivatives; and
•other items.
For CO2 tickets issued by governments IAS 20 Accounting for government grants and disclosure of government assistance is applicable. CO2 tickets are initially recognized at fair value as inventory (refer to the accounting policies on inventories in Note 2.7.15). Other income from the sale of CO2 tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany and France) includes both the fair value gain on initial recognition and the gain or loss on the subsequent sale.
The accounting policy for government grants is disclosed in Note 2.7.6. The accounting policy for the disposal of property, plant and equipment is disclosed in Note 2.7.11. The accounting policy for sublease rental income is disclosed in Note 2.7.13, section “Group as a lessor”. The accounting policy for the fair value gains and losses on the purchase options derivatives is disclosed in Note 2.7.16.
Other items mainly relate to reimbursements that the Group has received from one of its suppliers for chargers. See note 7.
2.7.6 Government grants
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

2.7.7 General and administrative expenses
General and administrative expenses relate to the Group’s support function and mainly comprise employee benefits, depreciation of right-of-use assets, IT costs, housing and facility costs, travelling costs, fees incurred from third parties and other general and administrative expenses. General and administrative expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.8 Selling and distribution expenses
Selling and distribution expenses relate to the Group’s sales function and mainly comprise employee benefits, amortization costs, marketing and communication costs, housing and facility costs, travelling costs and other selling and distribution expenses. Selling and distribution expenses are recognized in the consolidated statement of profit or loss when incurred.
2.7.9 Employee benefits
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
2.7.10 Share-based payment
2.7.10.1 Second special fees agreement
A second share-based payment arrangement was provided to an external consulting firm via a second special fees agreement (the "Second Special Fees Agreement"). Information relating to this agreement which was originally between the Company’s immediate parent entity — Madeleine— and the consulting firm is set out in Note 11.2. In line with IFRS 2, the arrangement was classified as equity-settled. The fair value of the share-based payment arrangement granted under the Second Special Fees Agreement was recognized as an expense, with a corresponding increase in accumulated deficit as long as the agreement remained in place between Madeleine and the consulting firm. The Second Special Fees Agreement was novated from Madeleine to the Company on April 20, 2022 and as a result, the arrangement was classified as cash-settled. As such, the fair value of the share-based payment arrangement granted under the Second Special Fees Agreement was recognized as an expense, with corresponding movements in the provision recognized as part of the novation. The total amount to be expensed was determined by reference to the fair value of the share-based payment arrangement, including market performance conditions. The fair value excluded the impact of any service and non-market performance vesting conditions.
IFRS 2 requires the total expense to be recognized over the vesting periods, which are the periods over which all of the specified service and non-market vesting conditions are to be satisfied. For the Second Special Fees Agreement the expenses were recognized over the service periods (from the grant date until each forecasted equity injection, refer to Note 3.1.2). The Group shall revise its estimate of the length of the vesting periods, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates. This may result in the reversal of expenses if the estimated vesting periods are extended. If the equity injections are not expected, the fair value will be adjusted downward as a reversal of the previously recognized expense.
2.7.10.2 Management Incentive Plan
The share-based payment arrangement that was in place until December 31, 2023 related to the Management Incentive Plan (“MIP”). This plan included two types of options that could have been issued to the key management personnel: the grant options and the performance options. The options issued under the plan were classified as equity-settled share-based payment transactions, as the settlement with the participants shall be made using the company’s shares, as such they fall in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
The grant date fair value of grant options (options subject to the expiry of a blocking period) was recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value was determined at the grant date and the total expense was recognized immediately since the participants are not required to complete a specified period of service period before becoming unconditionally entitled to these equity instruments.
The grant date fair value of the performance options (options subject to predefined performance conditions and the expiry of the blocking period) was recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value was determined at the grant date and the total expense was recognized over the relevant service period. For the year ended December 31, 2024 there was no expense recognized in relation to the MIP. Refer to note 11.3 for further details of this plan.

2.7.10.3 Long-Term Incentive Plan
The share-based payment arrangement in place related to the Long-Term Incentive Plan ("LTIP") qualifies as equity settled share-based payments in accordance with IFRS 2. As mentioned in Note 11.4, as part of Allego´s incentive plans, certain eligible members of the Board of Directors, Executive Committee and employees were granted Restricted Stock Units ("RSUs"), performance based share options ("LTIP Performance Options"), Company ordinary shares ("IPO Grant Shares"), special options ("LTIP Special Options") and sign-on options ("LTIP Sign-on Options"), based on the Company's internal performance evaluation framework.
The grant date fair value is recognized as an operating expense with a corresponding increase in accumulated deficit. The fair value is determined at the grant date and the total expense is recognized over the vesting period, being the period over which all of the specified vesting conditions are satisfied. For all awards the service period is concluded to start on the date when there was a valid expectation of an award and a corresponding obligation by the Group. The RSUs awarded to employees and the LTIP Performance Options awarded to executive officers are recognized over the relevant service period (three years for RSUs to employees and two to three years for LTIP Performance Options starting from grant date). The RSUs awarded to eligible members of the board of directors and LTIP Sign-on Options are recognized over time over the relevant service period of one year starting from the grant date. At the end of each reporting period, the Group revises the expense for the services received based on the vesting conditions. The impact is recognized in the consolidated statement of profit or loss with the corresponding increase in accumulated deficit.
The RSUs, LTIP Performance Options, IPO Grant Shares, LTIP Special Options and LTIP Sign-on options do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
When the RSUs and options awards are vested, the Group transfers the appropriate number of shares to employees. Where awards are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognized in relation to such shares are reversed effective from the date of the forfeiture. In case of awards to a good leaver for which vesting conditions are not satisfied during the vesting period, failure to satisfy the conditions is treated as a cancellation with immediate recognition of any expense that were not previously recognized. Where an award is designated as a replacement award, any incremental fair value must be recognized over the vesting period of the replacement award. The incremental fair value is the difference between the fair value of the original award and that of the modified award, both measured at the date of modification.
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them. As the exercise price applicable to the LTIP Performance Options, RSUs, IPO Grant Shares, LTIP Special Options, LTIP Sign-on Options under the LTIP is negligible, no specific option-pricing models are used by the Company for these awards. The fair value of the awards granted under these plans is determined by reference to the fair value of the Company’s share at the grant date. At the end of each period, the Group revises its estimates of the number of LTIP Performance Options that are expected to vest based on the service conditions and non-market conditions. It recognizes the impact of the revision to original estimates, if any, in operating expenses, with a corresponding adjustment to accumulated deficit.
2.7.11 Property, plant and equipment
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
2.7.12 Intangible assets
The Group’s intangible assets consist of software, customer relationships and goodwill. Software comprises the Group’s internally developed EV Cloud platform and software purchased from third parties. Customer relationships, software and goodwill resulted from the acquisition of MOMA business combination as detailed in Note 4.
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
Goodwill
The goodwill arisen from the acquisition of subsidiaries is included in the Group’s intangible assets. Please refer to Note 2.7.2 and Note 2.7.14 for details over the accounting policies applied in accounting for goodwill.
Customer relationships
The customer relationships were acquired as part of the acquisition of MOMA business combination (see Note 4 for details). They were recognized at their fair value at the date of acquisition and were subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships were amortized on a straight-line basis over its useful life. At December 31, 2024, the future economic benefits expected to arise from the customer relationships use was estimated to €nil, due to the loss of MOMA key customers for whom customer relationships were previously recognized as assets. As such, customer relationships were fully impaired and derecognized. Please refer to Note 16 for details over the impairment and derecognition of intangible assets.
Amortization methods and periods
The Group amortizes intangible assets with a finite useful life using the straight-line method to allocate their cost over their estimated useful lives. The estimated useful lives used are as follows:

Asset class	Useful life
Software – Internally developed software	3 years
Software and licenses	1 – 25 years
The useful lives and amortization methods are reviewed at the end of each reporting period and adjusted prospectively, if appropriate.
2.7.13 Leases
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
The right-of-use assets are also subject to impairment and are allocated to the cash-generating unit to which these assets relate. Refer to the accounting policy for impairment of non-financial assets, which is disclosed in Note 2.7.14.
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
The Group took contractual provisions and legal frameworks into account. In doing so, it applied legal and contractual renewal terms for leases and took into account break options (provided by contractual provisions and/or legal frameworks) in determining estimated lease terms. Lease terms at the end of their term are reviewed one year in advance to assess if a new term should be added.
For all eight office leases the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or the Group is contemplating whether that office will be suitable for the Group’s operations.
For all land permit leases, the extension options have not been included in the lease liability, because the leases either have a significant remaining non-cancellable lease term or it is not reasonably certain that the Group will extend these leases. The extension is dependent on future performance of the sites.
The determined remaining lease terms per December 31, 2024 vary in ranges of 1 up to 15 years for land permits, 1 up to 12 years for offices and other assets, and 1 up to 4 years for cars and software.
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

2.7.14 Impairment of non-financial assets (including goodwill)
The Group assesses at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets (“cash-generating units”). An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognized in the consolidated statement of profit or loss in expense categories consistent with the function of the impaired asset.
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
The carrying amount of goodwill is compared with the recoverable amount of the group of CGU’s it was allocated to, which is the higher of the group of CGU’s value in use and its fair value less cost to sell. For the goodwill impairment analysis the fair value less costs of disposal has been determined based on the market capitalization of the business using the tender price of Meridiam’s offer at July 30, 2024. The impairment assessment was performed for the year ended December 31, 2024, resulting in a sufficient headroom (refer to Note 16 for details), as such, no impairment was identified.
Impairment of other intangible assets
During the year ended December 31, 2024 impairment indicators were identified for customer relationships and software acquired as part of the acquisition of MOMA business combination (see Note 4 for details). The carrying amount of the intangible assets was compared with the recoverable amount estimated to € nil, due to the loss of MOMA key customers for whom customer relationships and software were previously recognized as assets. As such the customer relationships and software were fully impaired and derecognized. Please refer to Note 16 for details over the impairment and derecognition of intangible assets.
No impairment indicators were identified for other intangible assets.
2.7.15 Inventories
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

CO2 Tickets (for example, HBE certificates in the Netherlands and similar schemes in Germany, France and Belgium)
The Group recognizes the CO2 Tickets issued by government (for example, HBE certificates in the Netherlands and similar schemes in Germany, France and Belgium).
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
2.7.16 Financial instruments
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

In accordance with the Company's accounting policy and IAS 32, convertible bonds are separated into financial liabilities or equity instruments based on the substance of the contractual terms. A convertible bond is classified as a financial liability if it includes a contractual obligation to deliver cash or another financial asset or when the conversion option includes a contractual obligation for the company to deliver a variable number of its own equity instruments. However, if the bond includes a conversion feature that allows the holder to convert it into a fixed number of the Company’s own equity instruments and does not contain an obligation to deliver cash or financial asset, it is classified as an equity instrument.
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
Derivatives
The Group uses derivative financial instruments, interest rate caps to hedge its interest rate risks and derivative liabilities relating to PPAs to hedge its price risk. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The Group does not apply hedge accounting. Therefore, changes in the fair value of the Group’s derivative financial instruments are recognized immediately in the consolidated statement of profit or loss and are included in finance income/(costs) for interest rate caps and in other income/(expenses) for derivative liabilities relating to PPAs.
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
2.7.17 Fair value measurement
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
2.7.18 Cash and cash equivalents
Cash and cash equivalents include cash in hand, cash at banks, and deposits held at call with financial institutions. Bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position.
2.7.19 Equity
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
2.7.20 Profit/(loss) per share
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
2.7.21 Provisions and contingencies
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
2.7.22 Income tax
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
As at December 31, 2024, the Group recorded a deferred tax asset, which relates to the partial recognition of the carried-forward tax losses of the Group’s operations in Germany and to the full recognition of the carried-forward tax losses of the Group's operations in Belgium. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized. These losses can be carried forward indefinitely and have no expiry date.
At each reporting date presented, the Group also had unused tax losses available for carryforward in other jurisdictions where the Group incurred losses in the past for which no deferred tax assets have been recognized. The Group expects that future taxable profits will be available against which these unused tax losses can be utilized before the expiry date. However, the Group has determined that, for those jurisdictions, the threshold for recognizing deferred tax assets in excess of the level of deferred tax liabilities has not been met due to history of losses. Therefore, for those jurisdictions, deferred tax assets have been recognized to the extent that the Group has deferred tax liabilities and no additional deferred tax assets have been recognized for unused tax losses at each reporting date presented.
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
The significant accounting estimates, assumptions and judgments applied in preparing the Group’s consolidated annual financial statements for the year ended December 31, 2024 are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2023, except for those estimates, assumptions and judgments which were not considered significant as of December 31, 2024 and the new estimates, assumptions and judgments identified during the year .
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
3.1.2 Accounting for the second Special Fees Agreement
On February 25, 2022 (‘the Second Special Fees Agreement grant date’), the Company’s then immediate parent entity — Madeleine — entered into the Second Special Fees Agreement, with an external consulting firm. The purpose of this Second Special Fees Agreement was to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to the Group’s capital raising efforts in the near future. The agreement expires on the earlier of June 30, 2025, and the date on which Madeleine no longer holds any equity security in the Company. As consideration for the Second Special Fees Agreement, the external consulting firm was entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the completion of the SPAC Transaction (the “Equity Injection(s)”).
Management assessed whether the Group has received services under the Second Special Fees Agreement that required the Second Special Fees Agreement to be accounted for in the Group’s consolidated financial statements. The Second Special Fees Agreement was initially entered into by Madeleine and subsequently novated to Allego. The consulting services provided related to the Equity Injections, but also to strategic and operational advice. Therefore, the Second Special Fees Agreement was in scope of IFRS 2 Share-based Payment from the perspective of the Group and accounted for in the Group’s consolidated financial statements.
On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable for equity injections subsequent to the first Equity Injection. Management assessed and concluded these changes had no impact to the fair value of the grant.

On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), all the other terms of the Second Special Fees Agreement remained the same. As a result of the Novation, the Group had the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.
During the year ended December 31, 2024, the fair value of the share-based payment arrangement decreased to € nil. As a result of securing the necessary financing through the convertible debt from Meridiam Europe IV A S.A.S, as part of the TFA. As such, no payment was required during 2024 in relation to the Second Special Fees Agreement. The Group does not expect any Equity Injections through the remaining term of the arrangement. Therefore, the estimated fair value of the Second Special Fees Agreement as of December 31, 2024 was at € nil.
Refer to Note 11.2 for further details on the accounting for the Second Special Fees Agreement.
3.1.3 Accounting for Power Purchase Agreements (PPAs)
The Group signed multiple Power Purchase Agreements (PPAs) during the years 2022 - 2024 for the purchase of electricity from renewable sources in the Netherlands and Germany.
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
The Group further concluded that some PPAs entered into in the year ended December 31, 2023 meet the “own use” criteria in IFRS 9, as these are physical PPAs for the purchase of renewable electricity in accordance with the expected usage requirements of the Group in these countries. As such, these agreements are accounted for as executory contracts.
The renewable electricity supplied by the remaining PPAs will be sold occasionally on the spot electricity market, when the supply at particular moments in time is excessive, as such the renewable electricity supplied under these agreements does not meet the “own use” exemption in IFRS 9. As such the Group concluded that these PPAs contain an embedded derivative, being the renewable electricity supply, which is accounted for at fair value, and the host contract is treated as an executory contract.
3.1.4 Accounting for the Convertible Bond
In December 2024, Allego N.V. and Meridiam Europe IV A S.A.S., as part of the TFA, entered into a convertible bond agreement for the first tranche of the Meridiam Contribution, with an aggregate principal amount of €150,000 thousand. The 15% convertible bonds, were issued on December 27, 2024. Refer to Note 25 for further details for the convertible bond agreement. If not redeemed early or converted into ordinary shares with their terms, the bonds, together with accrued interest, are convertible into ordinary shares of Allego N.V., at the discretion of Allego N.V., or redeemable on the date that is seven years after the issuance date, in December 2031. The conversion should be made at a conversion price determined on the basis of a valuation of the Company applied in the most recent conversion event, provided a conversion event occurred within 6 months prior to the maturity date, or in the absence of a conversion event within 6 months prior to the maturity date, a valuation performed by an independent third party. In both cases the amount is equal to the aggregate principal amount of such bonds plus the accrued interest.
The aggregate net proceeds of all subscriptions for bonds under this agreement shall be primarily used for capital expenditures (CAPEX) to ensure that the funds are directed towards investments and improvements in the Company’s infrastructure and operational capabilities, supporting the Company’s growth plan.
Significant judgment was required to assess the accounting for the convertible bond debt, depending on the specific characteristics of the underlying agreement. The Group concluded that the convertible bond is classified as a financial liability because the 'fixed for fixed' criteria is not met, as the conversion into Ordinary Shares is done using a conversion price determined on the basis of a valuation of Allego N.V. at that point in time. The instrument is classified in its entirety as a non-derivative financial instrument. While the optional conversion feature in the event of a change in control contains an embedded derivative, its fair value was assessed to be immaterial fair value as at December 31, 2024. However, in accordance with IFRS 9, the fair value of the embedded option must be reassessed at each annual reporting date to determine whether it meets the definition of a derivative.
The convertible bond is recognized initially at fair value, net of directly attributable transaction costs. After initial recognition the instrument is subsequently measured at amortized cost using the effective interest rate method ("EIR"). Amortized cost is calculated by taking into account any fees or costs that are an integral part of the EIR. Gains and losses are recognized in the consolidated statement of profit or loss when the liability is derecognized as well as through the EIR amortization process. The EIR amortization is included within finance income/(costs) in the consolidated statement of profit or loss. Incremental fees paid on the establishment of the convertible bond agreement are recognized as transaction costs and they are amortized over the term of the convertible note.
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
3.2.1 Valuation of investment in equity securities
The fair value of investment in equity securities that are not traded in an active market is determined using valuation techniques. As of December 31, 2024, the fair value of the investment in Voltalis was determined based on an observable market transaction that happened in July 2024 for funding purposes, factoring in potential changes to the valuation through the reporting date and adjusting for differences in the observable transaction and equity owned by Allego (i.e., applying a minority discount). The details of the key assumptions used and the impact of changes to these assumptions over the valuation are disclosed in Note 32.
3.2.2 Valuation of share-based payments under the second Special Fees Agreement
Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also required determination of the most appropriate inputs to the valuation model and making assumptions about them.
For the measurement of the fair value of equity-settled transactions with an external consulting firm under the Second Special Fees Agreement at the grant date (and subsequent measurement dates until the novation of the Second Special Fees Agreement to determine the fair value of consulting services received, for the portion of share-payment expenses that relates to compensation for external consulting services) and at the novation date, the Group used a valuation model which took into account how the fees payable in cash will depend on the equity value following future Equity Injection events. The same valuation model was used for the measurement of the fair value of cash-settled transactions with an external consulting firm under the Second Special Fees Agreement for measurement dates subsequent to the novation of the Second Special Fees Agreement.
The assumptions and model used for estimating the fair value for share-based payment transactions under the First and Second Special Fees Agreements are disclosed in Note 11.
3.2.3 Valuation of derivative liabilities relating to Power Purchase Agreements (PPAs)
Estimating fair value for derivative liabilities relating to PPAs requires the most appropriate valuation methodology and involves determination of the most appropriate inputs, and assumptions about them.
For the measurement of the fair value of these derivative liabilities at inception of the agreements (and subsequent measurement dates until the expiration of the agreements), the Group uses a discounted cash-flow model using contractual, company specific and market inputs. The electricity forward prices are among the key inputs and cannot be forecasted using observable market data for the whole duration of the contract. Other key inputs include the renewable electricity production volumes and discount rate (including the credit spread of the PPA vendor).

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
On March 17, 2022, trading in the new public company commenced on the NYSE. The new public company — Allego N.V. — traded under the Allego name under the ticker symbol “ALLG” until August 22, 2024, when it was delisted as a result of the TFA.
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
Treatment of transaction costs
The total costs incurred in relation to the SPAC Transaction were analyzed to determine which were directly attributed to the issuance of new shares and therefore are to be deducted from equity directly instead of being recognized in the consolidated statement of profit or loss. No transaction costs were incurred during the year ended December 31, 2023 and 2022 that were directly attributable to the issuance of new shares. For the year ended December 31, 2023, transaction costs incurred of € nil (December 31, 2022: €7,190 thousand) were not directly attributable to the issuance of new shares. These transaction costs were recorded in the consolidated statement of profit or loss, within general and administrative expenses. No transaction costs were incurred in relation to the SPAC Transaction during the years ended December 31, 2023 and December 31, 2024.
Impact of the SPAC Transaction on loss per share
1 Translated at the EUR/USD exchange rate as at March 16, 2022.
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

December 31, 2022
Shares for basic EPS Allego Holding	100
Exchange ratio	1,902,702
Adjusted number of shares	190,270,211
Acquisition of Mega-E (asset acquisition)
Following the execution of the SPAC Transaction on March 16, 2022, the Group exercised its call option right to acquire Mega-E, pursuant to the terms of the Mega-E Option. The main asset acquired was property, plant and equipment, which was initially measured at cost by allocating the purchase price based on the relative fair values of the assets. Allego has 100% interest in its subsidiaries, except for GreenToWheel SAS (“GreenToWheel”) in which it holds an interest of 80%, resulting in a 20% Non-controlling Interest (“NCI”). The transaction has been accounted for as an acquisition of assets due to Mega-E not meeting the definition of a business under IFRS 3 Business Combinations.

Acquisition of MOMA (business combination)
On June 7, 2022, the Group closed two separate share and sale purchase agreements (the “Agreements”) to acquire shares representing 100% of the share capital of MOMA in a business combination agreement (the “MOMA Business Combination”). The Group paid a total purchase consideration of €59,986 thousand and the fair value of the net identifiable assets acquired was €49,262 thousand, resulting in the recognition of goodwill of €10,724 thousand. During the year ended December 31, 2024, customer relationships and software recognized as part of MOMA acquisition were fully impaired and derecognized, due to the loss of MOMA key customers. Refer to Note 16 for further details of the considerations for impairment.
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

Revenue from major customers
For the year ended December 31, 2024, there were two customers that had a revenue contribution of 10% or more of the Group's total revenue for the year (2023: one customer, 2022: one customer). The amount of revenue from the major customers can be broken down as follows:

(in €‘000)	2024		2023		2022
Customer A	43,199		—	*	—	*
Customer B	18,422		—	*	—	*
Customer C	—	*	—	*	—	*
Customer D	—	*	15,585		51,424
Total	61,621		15,585		51,424
*This customer's revenue contribution was less than 10% of the total revenue of the respective year.
Revenue from external customers
The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

(in €‘000)	2024	2023	2022
The Netherlands	69,370	73,737	46,302
Belgium	25,932	21,364	10,692
Germany	69,191	22,553	15,045
France	18,881	23,289	55,815
Other	6,682	4,510	6,046
Total	190,056	145,453	133,900
Non-current assets by country
The amount of total non-current assets, based on the locations of the assets, can be broken down by country as follows:

(in €‘000)	December 31, 2024	December 31, 2023
The Netherlands	96,055	101,934
Belgium	19,737	14,609
Germany	82,081	85,179
France	60,280	41,136
Other	62,147	31,570
Total	320,300	274,428
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

(in €‘000)	2024	2023	2022
Type of goods or service
Charging sessions	123,997	103,265	65,347
Service revenue from the sale of charging equipment	13,879	10,303	33,585
Service revenue from installation services	37,359	20,391	28,630
Service revenue from operation and maintenance of charging equipment	8,529	5,399	3,230
Service revenue from consulting services	6,292	6,095	3,108
Total revenue from external customers	190,056	145,453	133,900
Timing of revenue recognition
Services transferred over time	55,041	32,337	34,968
Goods and services transferred at a point in time	135,015	113,116	98,932
Total revenue from external customers	190,056	145,453	133,900
Liabilities related to contracts with customers
The Group has recognized the following liabilities related to contracts with customers:

(in €‘000)	December 31, 2024	December 31, 2023
Assets
Current contract assets	—	—
Loss allowance	—	—
Total contract assets	—	—
Liabilities
Current contract liabilities	22,650	9,823
Non-current contract liabilities	202	180
Total contract liabilities	22,852	10,003
Refer to Note 20 for details on trade receivables and the loss allowance on trade receivables and contract assets.
Significant changes in contract liabilities
The change in contract liabilities is the result of the Group’s development contract activities which started in 2019 with EV Cars and in 2024 with Meridiam Faolan EV Cars and which have increased since then. For these development contracts, the Group provides services exceeding the payments received from customers which result in contract assets. Conversely, the Group receives prepayments for certain development contracts which result in contract liabilities. The Group determines the contract assets or contract liabilities positions for each contract on a net basis. As such, at December 31, 2024, the group netted the contract assets position with the contract liabilities position for each contract, resulting in an overall contract liabilities position.
For the year ended December 31, 2024, contract liabilities increased mainly as a result of prepayments received for development contracts with EV Cars and Meridiam Faolan EV Cars in current and previous years for which the performance obligations have not been satisfied before the current year-end. This increase has been offset by a decrease in contract liabilities of €2,861 thousand for charging services provided to one of the PIPE Investors during the current year. For more information on balances with related parties, reference is made to Note 36.2.
During the year ended December 31, 2023, the Group entered into a strategic partnership with a PIPE Investor for future charging sessions. A portion of the cash received for the PIPE Investment was therefore accounted for as a contract liability in recognition of future services to be transferred to the customer. During the current year, the Group satisfied a portion of the performance obligation related to this contract liability and the amount recognized as charging revenue was €2,861 thousand. As of December 31, 2024, €45 thousand (December 31, 2023: €2,906 thousand) of the contract liability balance relates to this arrangement, of which €45 thousand is recognized as current and € nil is recognized as non-current.
Revenue recognized in relation to contract liabilities
The following table shows how much revenue the Group recognized that relates to carried-forward contract liabilities.

(in €‘000)	2024	2023	2022
Revenue recognized that was included in the contract liability balance at the beginning of the period	8,467	7,453	21,192
Performance obligations
The transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at each reporting date is, as follows:

(in €‘000)	2024	2023
Within one year	30,157	14,062
More than one year	—	4,391
Total	30,157	18,453
As at December 31, 2024, the Group expects that 100% of the transaction price allocated to unsatisfied performance obligations will be recognized as revenue during the next financial reporting year. Of the total unsatisfied performance obligations, 100% relates to service revenue from the sale of charging equipment and service revenue from installation services.
7    Other income/(expenses)

(in €‘000)	2024	2023	2022
Government grants	—	602	213
Income from CO2 tickets	13,513	6,230	9,527
Net gain/(loss) on disposal of property, plant and equipment	(3,764)	(7,970)	(12,528)
Sublease rental income	—	200	200
Fair value gains/(losses) on derivatives (PPAs)	(12,690)	(7,442)	—
Fair value gains/(losses) on derivatives (purchase options)	—	—	3,856
Fair value gains/(losses) on pref. shares derivatives and net gain/(loss) on sale of pref. shares derivatives	—	—	(69)
Other items	673	1,777	2,525
Total	(2,268)	(6,603)	3,724
Government grants
Government grants that relate to an expense item, are recognized as income on a systematic basis over the periods that the related costs, which the grants are intended to compensate, are expensed.
Income from sale of CO2 tickets
The Group sells CO2 tickets issued by the government (for example, HBE certificates in the Netherlands and similar schemes in Germany, France and Belgium) to companies that are required to compensate their use of non-green energy through a brokerage. These certificates are issued by the government and therefore IAS 20 Accounting for government grants and disclosure of government assistance is applicable.
For the year ended December 31, 2024, income from the sale of CO2 tickets includes a fair value gain on initial recognition of €13,123 thousand (2023: €6,636 thousand, 2022: €9,423 thousand) and a gain on the subsequent sale of €390 thousand (2023: loss of €406 thousand, 2022: gain of €104 thousand).
Net gain/(loss) on disposal of property, plant and equipment

During the year ended December 31, 2024, the Group recorded a loss on disposal of property, plant and equipment of €3,764 thousand (2023: €7,970 thousand, 2022: €12,528 thousand). This primarily consists of the costs of upgrading HPC charger locations where old chargers were replaced with new chargers.
Fair value gains/(losses) on derivatives (PPAs)
Refer to Note 29 for details on the Group's PPA derivative liabilities.
Other items
Other items primarily comprise reimbursements from one of the Group's suppliers for chargers (€350 thousand), interest income from an outstanding receivable with a customer (€158 thousand) and income from the sale of a land asset (€107 thousand), amounting other smaller items.
During the year ended December 31, 2024, the Group purchased a number of chargers that malfunctioned and the Group has disposed of these chargers. During the year ended December 31, 2024, the Group has recognized a gain of €350 thousand (2023: €1,400 thousand, 2022: € €2,250 thousand) for reimbursement received from suppliers.
8    Selling and distribution expenses

(in €‘000)	2024	2023	2022
Employee benefits expenses	1,558	1,236	1,650
Amortization of customer relationships including impairment	5,934	395	231
Depreciation of right-of-use assets	113	114	148
Marketing and communication costs	1,045	765	478
Housing and facility costs	56	39	48
Travelling costs	50	54	32
Total	8,756	2,603	2,587
Refer to Note 10 for a breakdown of expenses by nature.
9    General and administrative expenses

(in €‘000)	2024	2023	2022
Employee benefits expenses	24,989	42,796	65,089
Depreciation of property, plant and equipment	109	257	185
Depreciation of right-of-use assets	6,247	5,949	5,676
Amortization of intangible assets including impairment	1,562	723	577
IT costs	4,173	4,037	3,307
Housing and facility costs	1,167	764	490
Travelling costs	949	942	398
Legal, accounting and consulting fees	(432)	32,908	73,867
Insurance costs	4,564	4,276	7,164
Other costs	7,315	6,305	7,891
Share-based payment expenses - SPAC Transaction	—	—	158,714
Total	50,643	98,957	323,358
Employee benefits expenses include share-based payment expenses relating to the derecognition of the expense related to the Second Special Fees Agreements, and the long term incentive plan. For the year ended December 31, 2024, share-based payment expenses relating to the Second Special Fees Agreement were derecognized in amount of €(9,161) thousand (2023: €3,480 thousand, 2022: € €5,681 thousand), as certain directors of the Company were entitled to a percentage of the total benefits received by the external consulting firm as part of these agreements. Refer to Note 11.1 and Note 11.2 for details. Share-based payment expenses relating to the management incentive plan for the year ended December 31, 2024 amounts to € nil (2023: €6,242 thousand, 2022: €14,361 thousand) as the Group has granted the options to acquire a percentage of the Company's issued share capital to key management personnel. Refer to Note 11.3 for details.

Furthermore, employee benefit expenses for the year ended December 31, 2024 include share-based payment expenses relating to the long term incentive plan of €704 thousand (2023: €4,790 thousand, 2022: € nil). Refer to Note 11.4 for details.
Legal, accounting and consulting fees for the year ended December 31, 2024 include the derecognition of the expense related to the Second Special Fees Agreement of €(18,320) thousand (2023: €6,607 thousand, 2022: € €11,712 thousand) as the Group has provided share-based payment awards in prior years to an external consulting firm. Refer to Note 11.2 for details.
Share-based payment expenses related to the SPAC Transaction for the year ended December 31, 2022 represent the difference between Spartan’s net assets at the Closing Date and the fair value of the Company’s shares exchanged in the transaction to Spartan. This difference is considered as an expense representing the costs of service in respect of the stock exchange listing for Spartan’s shares.
Refer to Note 10 for a breakdown of expenses by nature.
10    Breakdown of expenses by nature
10.1. Depreciation, amortization and impairments

(in €‘000)	2024	2023	2022
Included in cost of sales:
Depreciation of property, plant and equipment	21,490	20,090	16,542
Impairments of property, plant and equipment	320	510	701
Reversal of impairments of property, plant and equipment	(152)	(635)	(679)
Amortization of intangible assets	1,390	2,517	2,883
Depreciation of right-of-use assets	5,374	2,474	886
Included in selling and distribution expenses:
Amortization of customer relationships	395	395	231
Impairment of customer relationships	5,539	—	—
Depreciation of right-of-use assets	113	114	148
Included in general and administrative expenses:
Depreciation of property, plant and equipment	109	257	185
Depreciation of right-of-use assets	6,247	5,949	5,676
Amortization of intangible assets	1,268	723	577
Impairment of intangible assets	294	—	—
Total	42,387	32,394	27,150

10.2. Employee benefits expenses

(in €‘000)	2024	2023	2022
Included in selling and distribution expenses:
Wages and salaries	1,020	991	1,195
Social security costs	197	150	127
Pension costs	88	90	139
Termination benefits	258	—	194
Other employee costs	(5)	5	(5)
Subtotal	1,558	1,236	1,650
Included in general and administrative expenses:
Wages and salaries	21,868	17,157	14,968
Social security costs	4,107	2,674	1,980
Pension costs	1,782	1,664	1,553
Termination benefits	342	265	222
Share-based payment expenses	(8,457)	14,512	41,230
Other employee costs	739	472	283
Contingent workers	4,608	6,052	4,853
Subtotal	24,989	42,796	65,089
Total	26,547	44,032	66,739
Average number of employees
During 2024, 267 employees were employed on a full-time basis (2023: 218, 2022: 163). Of these employees, 132 were employed outside the Netherlands (2023: 94, 2022: 59).
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
As the ABP pension plan contains actuarial risks, i.e. a recovery contribution is charged as part of the annual contribution, it does not qualify as a defined contribution plan under IAS 19 and thus qualifies as a defined benefit plan. Under IAS 19, the ABP pension plan qualifies as a multi-employer plan. The Group’s proportionate share in the total multi-employer plan is insignificant. The Group should account for its proportionate share of this multi-employer plan, which is executed by ABP. However, ABP is unwilling to provide the information to perform such an actuarial valuation to the Group. As such, the ABP plan is treated as a defined contribution pension plan for accounting purposes. The contributions are treated as an employee benefit expense in the consolidated statement of profit or loss when they are due. The expense recognized in relation to the ABP pension plan in 2024 was €1,227 thousand (2023: €1,142 thousand, 2022: €1,290 thousand). The contributions to the ABP pension plan for the year ending December 31, 2025 are expected to be in line with the contributions paid for the year ended December 31, 2024.
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
The funding ratio of the fund as at December 31, 2024 was 110.5% (December 31, 2023: 110.5%, December 31, 2022: 110.9%). The policy funding ratio as at December 31, 2024 was 113.9% (December 31, 2023: 113.9%, December 31, 2022: 118.6%), which is above the required minimum of 104.0% as prescribed by De Nederlandsche Bank (DNB).
Belgium
The Group operates a defined benefit pension plan in Belgium. Statutory minimum interest rates apply to the contributions paid by employees. If in any year the pension contribution is insufficient to cover the minimum yield and if the means in the premium reserve / depot are not sufficient to finance the deficit, the employer should finance the deficit by paying an additional contribution into the depot. Therefore, the plan qualifies as a defined benefit plan under IAS 19 due to the employer’s obligation to finance the plan’s minimum guaranteed returns. These should be quantified and recognized as a liability in the Group’s consolidated statement of financial position. However, given the limited number of participants, limited annual contributions of € nil in 2024 (2023: €1 thousand, 2022: € nil ) and as the plan started as of 2016, the current underfunding and the resulting pension liability under IAS 19 is expected to be limited. The Group estimates that the resulting pension liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position. The contributions to the defined contribution pension plan in Belgium for the year ending December 31, 2025 are expected to be in line with the contributions paid for the year ended December 31, 2024.
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
The next table provides a summary of the changes in the defined benefit obligations in France.

(in €‘000)	2024	2023
Defined benefit pension provision - Opening	537	449
Current service cost	—	69
Interest cost	—	20
Total amount recognized in the consolidated statement of profit or loss	—	89
Remeasurement:
(Gain)/loss from change in financial assumptions	—	7
(Gain)/loss from change in demographic assumptions	—	8
Experience (gain)/loss	—	(7)
Total amount recognized in the consolidated statement of other comprehensive income	—	8
Acquisition	—	—
Benefit payments from plans	—	(9)
Defined benefit provision - Closing	537	537
Actuarial assumptions
The principal actuarial assumptions at the reporting dates are:

(in %)	2024	2023
Discount rate	3.1% - 3.2%	3.1% - 3.2%
Wage inflation	3.0%	3.0%
Turnover	5.3% - 20.1%	5.3% - 20.1%
The discount rate is based on yields on AA-rated high-quality bonds, with durations comparable to the duration of the pension plan’s liabilities. Based on the assumptions described in this note.
Sensitivity analysis
The calculation of the defined benefit obligation is sensitive to, amongst others, the discount rate, rate of inflation and changes in life expectancy. In 2024, the sensitivity analysis was as follows:

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
Other countries
The Group solely operates defined contribution plans in Germany, United Kingdom, Sweden, Norway and Denmark. The Group’s legal or constructive obligation for these plans is limited to the Group’s contributions. The expense recognized in relation to these defined contribution pension plans was €111 thousand in 2024 (2023: €79 thousand, 2022: €67 thousand). The contributions to these defined contribution pension plans for the year ending December 31, 2025 are expected to be in line with the contributions paid for the year ended December 31, 2024.

Other long-term employee benefits:
The Netherlands
Jubilee plan
The Group operates a jubilee plan for all active employees under the Dutch collective labor agreement (CLA) for energy networking companies (CAO NWb). The most recent actuarial valuations of the present value of the long-term employee benefits were carried out as at December 31, 2024. The valuation is carried out with a discount rate of 3.3% (December 31, 2023: 3.3%), an expected rate of salary increase of 2.5% (December 31, 2023: an increase of 2.5%) and a retirement age of 68 years (December 31, 2023: 68 years). The provision recorded in the Group’s consolidated statement of financial position amounts to €38 thousand as at December 31, 2024 (December 31, 2023: €35 thousand).
The amounts recorded in the consolidated statement of financial position and the movements in the jubilee provision over all reporting periods presented, are as follows:

(in €‘000)	2024	2023
Jubilee provision – Opening	35	26
Current service cost	3	5
Interest cost	—	1
Remeasurements	—	3
Total amount recognized in the consolidated statement of profit or loss	3	9
Benefit payments	—	—
Jubilee provision – Closing	38	35
Senior leave plan
Additionally, the Group operates a senior leave plan for its employees in the Netherlands. As the amount of benefits (i.e. additional leave) provided under the plan is limited, the Group does not contract any additional hours to replace the respective employees. In addition, only a limited number of employees is entitled to seniority leave as of December 31, 2024. The Group estimates that the resulting liability is immaterial to the consolidated financial statements and therefore the Group has not recorded a pension liability for this plan in the consolidated statement of financial position.
11    Share-based payments
11.1. First Special Fees Agreement
The First Special Fees Agreement was terminated in connection with the Business Combination in 2022. During the year ended December 31, 2024, the Group recognized share-based payment expenses of € nil (2023: € nil , 2022: €67,621 thousand) for this equity-settled arrangement, with a corresponding increase in accumulated deficit. As the share-based payment expenses reflect both compensation for external consulting services and key management remuneration, during the year ended December 31, 2024 the Group has recognized share-based payment expenses for an amount of € nil (2023:€ nil , 2022: €46,433 thousand) as legal, accounting and consulting fees, and share-based payment expenses for an amount of € nil (2023:€ nil , 2022: €21,188 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.
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
The Group accounted for the Second Special Fees Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for cash amounts based on the equity value of the Company. Madeleine, instead of the Group, had the obligation to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement was therefore classified as an equity-settled share-based payment arrangement. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), with all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, Allego had the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.
Certain directors and officers of the Company were entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm would generate under the Second Special Fees Agreement, including any amendments. The share-based payment expenses for the Second Special Fees Agreement therefore reflected both compensation for external consulting services and key management remuneration.
Measurement of fair value as a cash-settled plan
Following the Novation, the Second Special Fees Agreement was classified as a cash-settled plan as opposed to an equity-settled plan. Therefore, in accordance with IFRS 2 Share-based Payment, the fair value of both the key management remuneration and the services provided by the consulting firm under a cash-settled share-based payment arrangement was measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtained these services. The fair value of the liability was recognized over the service period.
In effect, IFRS 2 Share-based Payment provides that the cumulative amount recognized as the expense over the life of the Second Special Fees Agreement is the grant-date fair value plus or minus any subsequent changes in fair value after the change in classification. Therefore, the cumulative amount may be less than the original grant-date fair value.
Fair value of equity instruments granted
The fees payable under the Second Special Fees Agreement were dependent on the future value of the Allego Group following each future Equity Injection. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, the future value of the Allego Group for the Equity Injection has been derived from a weighted average valuation model in which that value can be simulated based on various amounts and expected dates of Equity Injection events, and taking into account the likelihood of Equity Injections to happen, as well as the expected price per share upon Equity Injection.
The total fair value of the share-based payment arrangement as at December 31, 2024 is estimated at € nil (2023: €38,583 thousand). During the year ended December 31, 2024, the fair value of the share-based payment arrangement decreased to € nil as a result of securing the necessary financing through the convertible debt from Meridiam Europe IV A S.A.S, as part of the TFA. This transaction is out of scope for the Second Special Fees Agreement. The Group does not expect any Equity Injections through the remaining term of the arrangement. Therefore, the estimated fair value of the Second Special Fees Agreement as of December 31, 2024 was at € nil.
Therefore, the Group derecognized the full amount of share-based payment provision related to the Second Special Fees Agreement as of December 31, 2024 (December 31, 2023: €26,894 thousand), of which an amount of € nil (December 31, 2023: €16,677 thousand) is recognized as a current liability, and an amount of € nil (December 31, 2023: €10,217 thousand) is recognized as a non-current liability in the consolidated statement of financial position.
Share-based payment expenses
During the year ended December 31, 2024, the Group recognized reversal of share-based payment expenses with respect to the Second Special Fees Agreement of €27,481 thousand (2023: €10,088 thousand, 2022: €17,393 thousand). As share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized reversal of share-based payment expenses for an amount of €18,320 thousand (2023: €6,607 thousand , 2022: € €11,712 thousand ) as legal, accounting and consulting fees and reversal of share-based payment expenses for an amount of €9,161 thousand (2023: €3,480 thousand , 2022: € €5,681 thousand ) has been recognized as employee benefit expenses, both within general and administrative expenses. The reversal of these share-based payment expenses were recognized with a corresponding decrease of €0.6 million from equity for the year ended December 31, 2024.
11.3. Management Incentive Plan
The establishment of the company’s management incentive plan ("MIP") was approved by the board of directors on April 20, 2022. The MIP was designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “MIP Grant Options”), and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “MIP Performance Options”). The granted options carried no dividend or voting rights. The options did not include any market conditions or non-vesting conditions that should have been included in the fair value at recognition.
Under the plan, the MIP Grant Options vested immediately, and the MIP Performance Options only vested if certain performance standards were met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
The amount of MIP Performance Options that should vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ends on September 18, 2023, for the MIP Grant Options and ten years from the grant date (May 14, 2022) for the MIP Performance Options.
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
Set out below are summaries of MIP Grant Options and MIP Performance Options granted under the plan:

	2024			2023
	Average exercise price per share option (in €)	Number of grant options	Number of performance options	Average exercise price per share option (in €)	Number of grant options	Number of performance options
As at January 1	0.12	1,329,213	1,329,213	0.12	1,329,213	1,329,213
Granted during the period	—	—	—	—	—	—
Exercised during the period	0.12	(1,329,213)	(1,329,213)	—	—	—
Forfeited during the period	—	—	—	—	—	—
As at December 31	—	—	—	0.12	1,329,213	1,329,213
Vested and exercisable at December 31	—	—	—	—	1,329,213	1,329,213

As of December 31, 2024, all MIP Grant Options and all MIP Performance Options vested on June 30, 2024 and they were exercised in July 2024, as part of Meridiam tender offer process. Therefore, as of December 31, 2024, there are no options outstanding as part of this plan.
For the year ended December 31, 2024 the total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense was € nil (2023: €6,242 thousand, 2022: € €14,361 thousand).
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
Performance Based Share Options
As it relates to the LTIP for Allego executive officers, performance-based share options may be granted annually and would be exercisable after a contractual vesting period of two to three years. The number of LTIP Performance Options issued under the LTIP is based on four equally-weighted performance criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the board of directors. The targets for the performance criteria are set annually by the Compensation Committee.
The LTIP Performance Options based on company performance in financial year 2022 have a contractual vesting period of two years, and the target number of options awarded was determined and set at grant date in line with the known level of completion of the performance criteria for that financial year. In addition, Allego granted LTIP Performance Options based on company performance of financial years 2023 and 2024 with a contractual vesting period of three years, and the target number of options awarded was determined based on a target level of completion of 100% of the performance criteria for that financial year (to be adjusted according to actual level of completion of performance criteria).
On December 29, 2023, the LTIP Performance Options based on company performance in financial year 2022 regarding 2,02M shares were modified for one of the executive officers to vest immediately, with the expiry date being June 30, 2024. This modification did not result in a change in the number of awards expected to vest, but resulted in an earlier vesting date and an accelerated expense recognition. As a result, this modification did not have an impact on the fair value of the options.
On December 29, 2023, LTIP Performance Options based on company performance of financial year 2023 for one of the executive officers were cancelled as part of a package of an approach towards retention of employees.
On June 25, 2024, the Company settled one of the former executive officer's options upon meeting the good leaver criteria. The Company awarded 4,000,000 options as part of settlement on December 29, 2023 out of which 1,980,000 options were withheld for net settlement of wage taxes required under the Dutch tax law. These options relates to Performance options awards issued under the LTIP and MIP. The options were fully converted into ordinary shares on June 25, 2024. Upon settlement, the Company deducted wage taxes payable from equity amounting to EUR 2.603 million through accumulated deficit in equity
The exercise price of the LTIP Performance Options granted under the LTIP is €0.12 per option. When exercised, each LTIP Performance Option is convertible into one ordinary share of the Company.
Set out below is a summary of the target number of LTIP Performance Options granted under the plan:

	2024
	Average exercise price per LTIP Performance Option (in €)	Target number of LTIP Performance Options
As at January 1	—	2,220,341
Granted during the period	0.12	4,035,203
Exercised during the period	0.12	(341,377)
Forfeited during the period	—	(1,181,119)
Cancelled during the period	—	—
As at December 31	0.12	4,733,048
Vested and exercisable at December 31	—	—
During the year ended December 31, 2024, the Company granted to Allego executive officers 4,035,203 options based on financial year 2024 company performance. The target number of options granted is subject to meeting the service condition of three years, based on a target level of completion of 100% of the performance criteria for the 2024 financial year (actual level of completion was not known at the time of grant date). However, the actual number of LTIP Performance Options based on company performance of financial year 2024 expected to vest for all Allego executive officers is estimated to be nil in accordance with the expected level of completion of performance criteria as at December 31, 2024.
As of December 31, 2024, 341,377 LTIP Performance Options based on performance of financial year 2022 vested and became exercisable as a result of the modification for one of the former executive officers.
On June 18, 2024, 1,181,119 LTIP Performance Options based on company performance of financial year 2023 for two of the executive officers were forfeited due to failing to meet the performance criteria for that financial year.
LTIP Performance Options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Target number of options December 31, 2024
LTIP Performance Options (2022)	April 12, 2023	April 12, 2025	April 12, 2032	0.12	697,845
LTIP Performance Options (2024)*	June 11, 2024	June 11, 2027	June 11, 2034	0.12	4,035,203
*Service period for this award started on January 1, 2024 for two executives and on June 01, 2024 for one executive.
The weighted average remaining contractual life of LTIP Performance Options outstanding at the end of period is 9.13 years.
For the year ended December 31, 2024, the total expense arising from the LTIP Performance Options recognized as part of employee benefit expense was €(12) thousand (2023: € €2,070 thousand, 2022: € nil).
Fair value of LTIP Performance Options granted
The assessed fair value of LTIP Performance Options 2022 was €1.83 per option. This fair value was determined as the share price of the Company’s ordinary shares on grant date of $2.13 (€1.953), determined as the closing price on April 12, 2023 (the grant date), less the exercise price of €0.12.
The assessed fair value of LTIP Performance Options 2024 that were granted to two executive officers was €1.10 per option. This fair value was determined as the share price of the Company’s ordinary shares on grant date of $1.35 (€1.224), determined as the closing price on December 29, 2023 (the last working day preceding the grant date), less the exercise price of €0.12. The assessed fair value of LTIP Performance Options 2024 granted to one executive officer was €0.57 per option. This fair value was determined as the share price of the Company’s ordinary shares on grant date of $0.75 (€0.695), determined as the
3 Translated at the EUR/USD exchange rate as at April 12, 2023.
4 Translated at the EUR/USD exchange rate as at December 29, 2023.
5 Translated at the EUR/USD exchange rate as at May 31, 2024.

closing price on May 31, 2024 (the last working day preceding the grant date) less the exercise price of €0.12.
As the LTIP Performance Options do not include any market conditions or non-vesting conditions that have an impact on the fair value and there is no adjustment for dividends, the grant date fair value of LTIP Performance Options was determined using the same approach as used for the options granted under the MIP.
Restricted Stock Units
As it relates to the LTIP for other Allego employees, individuals may elect to receive up to 50% of their annual performance bonus to be paid in RSUs, which would vest on an annual basis. Additionally, certain Allego employees are eligible to receive additional RSUs based on the Company's existing internal performance evaluation framework. These RSUs would be granted annually and vest after three years. In May 2023 and June 2024, the Group awarded RSUs to eligible and selected employees based on the Company's internal performance evaluation framework. The RSUs have a vesting period of three years from the grant date and are subject to the participant's continued employment until the vesting date.
Under the terms of the same plan, 952,812 RSUs were awarded to eligible members of the board of directors in May 2023. 666,968 RSUs granted in May 2023 were not subject to any vesting conditions and vested fully on the grant date. The related Company's ordinary shares were issued to the eligible members of the board of directors on August 10, 2023. The remaining 285,844 RSUs had a vesting period of one year and they vested on May 24, 2024. The related Company's ordinary shares were issued to the eligible members of the board of directors on July 29, 2024.
Additionally, 632,412 RSUs were awarded to eligible members of the board of directors in June 2024 that have a vesting period of one year and they vest on June 11, 2025.
Set out below are summaries of the number of RSUs granted to eligible employees and members of the board of directors under the plan:

	2023
	Employees	Eligible directors
As at January 1	—	—
Granted during the period	176,952	952,812
Forfeited during the period	—	—
Vested and issued during the period	—	(666,968)
As at December 31	176,952	285,844
Vested and exercisable at December 31	—	—

	2024
	Employees	Eligible directors
As at January 1	176,952	285,844
Granted during the period	645,548	632,412
Forfeited during the period	(48,681)	—
Vested and issued during the period	(24,109)	(285,844)
As at December 31	749,710	632,412
Vested and exercisable at December 31	—	—
The grant date fair value of the RSUs granted to the employees is recognized as an expense on a straight-line basis over the three-year vesting period, with a corresponding entry in equity. Since the RSUs granted to certain members of the board of directors were not subject to any vesting conditions, the grant date fair value of these awards was recognized immediately, on the grant date, as an expense with a corresponding entry in equity. The grant fair value of RSUs granted to certain members of the board of directors is recognized as an expense on a straight-line basis over one-year vesting period, with a corresponding entry in equity.
The assessed fair value of RSUs granted during the period ended 2024, was €0.71 per RSU (December 31, 2023: €1.97 per RSUs). The fair value of the RSUs has been determined with reference to the share price of the Company’s ordinary shares at the grant date. Since the Company does not expect to pay dividends during the vesting period, the weighted average fair value of the RSUs granted in the year ended December 31, 2024 of $0.76 (€0.716) (December 31, 2023: $2.13 (€1.97 7)) is equal to share price at the grant date, June 11, 2024 (2023: May 24, 2023).
The share-based payment expense recognized for the year ended December 31, 2024 for the equity-settled RSUs amounted to €659 thousand (2023: €1,729 thousand, 2022: € nil), consisting of €223 thousand (2023: €1,316 thousand; 2022: € nil) related to the fully vested board of directors' RSUs recognized on grant date, €249 thousand (2023: €342 thousand; 2022: € nil) representing the expense for the period related to the board of directors' RSUs with a one year vesting period, and €187 thousand (2023: €70 thousand; 2022: € nil ) representing the expense for the period in relation to the RSUs issued to employees.
IPO Grant Shares
In May 2023, the Group awarded 100 ordinary shares per employee to a select group of individuals who were instrumental in the success of the IPO. No such shares were awarded in 2024. The Company granted this one-off share award as of the IPO date to employees of the Company, who were still employed by the Company a year later. This award granted in 2023 was not subject to any vesting conditions. The Company awarded a total number of 9,600 ordinary shares in May 2023. The ordinary shares were issued to the employees on June 9, 2023.
The fair value of the share awards of $2.13 (€1.978) is equal to the share price of the Company's ordinary shares at the date of grant. The share-based payment expenses for the year ended December 31, 2024 is € nil (2023: €19 thousand, 2022: € nil).
LTIP Special Options
On December 29, 2023, the Group awarded 1,000,197 LTIP Special Options to one of the executive officers as replacement for the cancelled Performance Based Share Options. The vesting date of the LTIP Special Options was December 29, 2023 and the expiry date was June 30, 2024. No performance or service conditions were attached to the vesting date, and the options were granted immediately.
The fair value of the LTIP Special Options was €1.10 per option (2022: no special options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $1.35 (€1.229), determined as the closing price on December 29, 2023, less the exercise price of €0.12.
As of December 31, 2024, all LTIP Special Options vested on June 30, 2024 and they were exercised in July 2024, as part of Meridiam tender offer process. Therefore, as of December 31, 2024, there are no LTIP Special Options outstanding.
LTIP Sign-on Options
On June 11, 2024, the Group awarded 176,807 LTIP Sign-on Options to one of the executive officers as incentive for joining the Company. No performance or service conditions were attached to the grant and the options have a vesting period of one year. The vesting date of the LTIP Sign-on Options is June 11, 2025 and the expiry date is June 11, 2034.
The fair value of the LTIP Sign-on Options was €0.57 per option (2023: no sign-on options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $0.75 (€0.6910), determined as the closing price on May 31, 2023, less the exercise price of €0.12. The share-based payment expenses related to these options for the year ended December 31, 2024 is €57 thousand (2023: € nil, 2022: € nil).
6 Translated at the EUR/USD exchange rate as at June 11, 2024.
7 Translated at the EUR/USD exchange rate as at May 24, 2023.
8 Translated at the EUR/USD exchange rate as at May 24, 2023.
9 Translated at the EUR/USD exchange rate as at December 29, 2023.
10 Translated at the EUR/USD exchange rate as at May 31, 2024.

12    Finance income/(costs)

(in €‘000)	Notes	2024	2023	2022
Interest expenses on shareholder loans	25	—	—	(1,743)
Interest expenses on borrowings	25	(28,116)	(23,364)	(12,139)
Loss on the old facility modification	25	—	—	(1,730)
Loss on the old facility extinguishment	25	—	—	(2,832)
Finance costs on borrowings		(28,116)	(23,364)	(18,444)
Interest expenses on lease liabilities	17	(6,159)	(3,678)	(1,777)
Fair value gains/(losses) on derivatives	19	(2,533)	(5,497)	5,507
Fair value gains/(losses) on public warrant liabilities	27	—	(6,273)	19,964
Fair value gains/(losses) on private placement warrant liabilities	27	—	—	7,139
Other finance income/(costs)		1,381	480	—
Exchange differences – net		(1,117)	523	(2,069)
Finance income/(costs)		(36,544)	(37,809)	10,320
13    Loss per share
Basic loss per share is calculated by dividing the loss for the year attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the year (see explanations regarding the impact of the SPAC Transaction over the weighted average number of ordinary shares in Note 4).
The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
Loss attributable to ordinary equity holders of the Company (in €‘000)	(44,208)	(109,898)	(304,778)
Weighted average number of ordinary shares outstanding	272,184,355	268,217,951	251,434,593
Basic and diluted loss per share (in €)	(0.16)	(0.41)	(1.21)
The Company only has ordinary shares. Refer to Note 23 for details about the Company’s share capital.
There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the First Special Fees Agreement, the Management Incentive Plan, the Long Term Incentive Plan or the Convertible Debt Agreement are anti-dilutive for all periods presented. Refer to Note 11.1, Note 11.3, Note 11.4 and Note 25 for details on the First Special Fees Agreement, the Management Incentive Plan, the Long Term Incentive Plan and the Convertible Debt Agreement, respectively.
There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these consolidated financial statements.

14    Cash generated from operations

(in €‘000)	Notes	2024	2023	2022
Loss before income tax		(46,309)	(109,778)	(304,656)
Adjustments to reconcile loss before income tax to net cash flows:
Loss on modification of old facility	25	—	—	1,730
Loss on extinguishment of old facility	25	—	—	2,832
Fair value (gains)/losses on derivatives (purchase options)	7	—	—	(3,787)
Fair value (gains)/losses on derivatives (power purchase agreements)	7	12,690	7,442	—
Fair value (gains)/losses on Public and Private warrant liabilities	27	—	6,273	(27,103)
Other finance (income)/costs	12	36,544	31,535	12,221
Share-based payment expenses	11	(29,967)	21,120	258,089
Depreciation, impairments and reversal of impairments of property, plant and equipment	9 , 10 , 15	21,767	20,222	16,749
Depreciation and impairments of right-of-use of assets	9 , 10 , 17	11,734	8,537	6,710
Amortization and impairments of intangible assets	9 , 10, 16	8,886	3,635	3,691
Net (gain)/loss on disposal of property, plant and equipment	7	4,407	7,975	10,473
Movements in working capital:
Decrease/(increase) in inventories	18	6,858	(8,087)	(16,788)
Decrease/(increase) in other financial assets	19	(2,143)	(9,491)	(3,312)
Decrease/(increase) in trade and other receivables, contract assets, and prepayments and other assets	6 , 20 , 21	11,302	(20,490)	(21,664)
Increase/(decrease) in trade and other payables and contract liabilities	6 , 28	8,752	7,828	(31,031)
Increase/(decrease) in provisions and other liabilities	26	4,387	2,597	142
Cash generated from/(used in) operations		48,909	(30,681)	(95,704)

15    Property, plant and equipment
The movements in property, plant and equipment for the years ended December 31, 2024 and 2023 have been as follows:

(in €‘000)	Chargers and charging infrastructure	Other fixed assets	Assets under construction	Total
Cost	146,898	2,304	7,564	156,766
Accumulated depreciation and impairment	(20,429)	(1,619)	—	(22,048)
Carrying amount at January 1, 2023	126,469	685	7,564	134,718
Movements in 2023
Additions	—	190	69,886	70,076
Disposals	(15,335)	—	(594)	(15,929)
Depreciation	(20,090)	(257)	—	(20,347)
Accumulated depreciation of disposals	7,960	—	—	7,960
Impairments	(510)	—	—	(510)
Reversal of impairments	635	—	—	635
Reclassifications	37,192	—	(37,192)	—
Carrying amount at December 31, 2023	136,321	618	39,664	176,603
Cost	168,755	2,494	39,664	210,913
Accumulated depreciation and impairment	(32,434)	(1,876)	—	(34,310)
Carrying amount at December 31, 2023	136,321	618	39,664	176,603
Movements in 2024
Additions	—	33	53,137	53,170
Disposals	(8,014)	—	(2,372)	(10,386)
Depreciation	(21,490)	(109)	—	(21,599)
Accumulated depreciation of disposals	4,814	—	—	4,814
Impairments	(320)	—	—	(320)
Reversal of impairments	152	—	—	152
Reclassifications	52,529		(52,529)	—
Translation differences	(39)	—	151	112
Carrying amount at December 31, 2024	163,953	542	38,051	202,546
Cost	213,231	2,527	38,051	253,809
Accumulated depreciation and impairment	(49,278)	(1,985)	—	(51,263)
Carrying amount at December 31, 2024	163,953	542	38,051	202,546
Impairments and reversals of impairments of chargers
In the consolidated statement of profit or loss for the year ended December 31, 2024, the Group recorded an impairment loss of €320 thousand (2023: €510 thousand, 2022: €701 thousand) for chargers that were underutilized and not performing as expected. The carrying amount of these chargers have been reduced to its recoverable amount.
In the consolidated statement of profit or loss for the year ended December 31, 2024, the Group recorded a reversal of impairment of €152 thousand (2023: €635 thousand, 2022: €679 thousand) for chargers for which an impairment loss was previously recognized that demonstrated an improvement in their utilization rate as at December 31, 2024. The impairment loss, reversal of impairment and the loss on disposal have been recorded within cost of sales.
Additions of property, plant and equipment for which payment is still pending
At December 31, 2024, additions of property, plant and equipment for which payment was still pending totaled €3,231 thousand (December 31, 2023: €5,100 thousand).
Government grants related to chargers and charging infrastructure

The Group has received government grants for the purchase of certain items of chargers and charging infrastructure. There are no unfulfilled conditions or contingencies attached to these grants.
The grants are recognized in the consolidated statement of profit or loss over the useful life of the depreciable assets by way of a reduced depreciation charge. The movements in government grants related to chargers and charging infrastructure for the years ended December 31, 2024 and 2023 have been as follows:

(in €‘000)	2024	2023
Opening balance at the beginning of the year	5,894	6,986
Received during the year	1,392	137
Released to the consolidated statement of profit or loss	(1,362)	(1,229)
Closing balance at the end of the year	5,923	5,894
Purchase commitments
The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 35. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.
16    Intangible assets
The movements in intangible assets for the years ended December 31, 2024 and 2023 have been as follows:

(in €‘000)	Software and licenses	Internally developed software	Customer relationships	Goodwill	Total
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(2,323)	(10,821)	(231)	—	(13,375)
Carrying amount at January 1, 2023	4,283	3,312	6,329	10,724	24,648
Movements in 2023
Amortization	(1,395)	(1,845)	(395)	—	(3,635)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013
Cost	6,606	14,133	6,560	10,724	38,023
Accumulated amortization and impairment	(3,718)	(12,666)	(626)	—	(17,010)
Carrying amount at December 31, 2023	2,888	1,467	5,934	10,724	21,013
Movements in 2024
Disposals	(855)	(7,175)	—	—	(8,030)
Amortization	(1,268)	(1,390)	(395)	—	(3,053)
Amortization of disposals	849	7,169	—	—	8,018
Impairments	(294)	—	(5,539)	—	(5,833)
Reclassifications	—	31	—	—	31
Carrying amount at December 31, 2024	1,320	102	—	10,724	12,146
Cost	5,751	6,989	6,560	10,724	30,024
Accumulated amortization and impairment	(4,431)	(6,887)	(6,560)	—	(17,878)
Carrying amount at December 31, 2024	1,320	102	—	10,724	12,146

Internally developed software
Internally developed software comprises the Group’s internally developed EV Cloud platform. As at December 31, 2024, the remaining amortization period was one to three years (December 31, 2023: one to three years, December 31, 2022: one to three years).
Customer relationships
The customer relationships were acquired as part of the acquisition of MOMA business combination (see Note 4 for details). They were recognized at their fair value at the date of acquisition and were subsequently carried at cost less accumulated amortization and accumulated impairment losses. Customer relationships were amortized on a straight-line basis over its useful life. At December 31, 2024, the future economic benefits expected to arise from the customer relationships' use was estimated to €nil, due to the loss of MOMA key customers for whom customer relationships were previously recognized as assets. These contract cancellations have led to the full impairment of the carrying value of the customer relationships. As such, this intangible asset was derecognized at December 31, 2024.
Any gain or loss arising on derecognition of this asset (determined as the difference between the net disposal proceeds and the carrying amount of the asset) was recorded in the consolidated statement of profit or loss upon derecognition.
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
The Group tests whether goodwill has suffered any impairment on an annual basis or more frequently if indicators of potential impairment exist. For the goodwill impairment analysis the fair value less costs of disposal has been determined based on the market capitalization of the business using the tender price of Meridiam’s offer at July 30, 2024. This results in an overall fair value of approximately €425,000 thousand. The Group has then compared this amount to the net assets of the entity at the balance sheet date. At December 31, 2024, the Company concluded that this results in significant headroom such that the developments until the balance sheet date (including those as disclosed under Note 2.2 and Note 25) could not result in an impairment for the current fiscal year. As a result, it was concluded that there is no goodwill impairment as of December 31, 2024.
17    Leases
17.1. Group as a lessee
Amounts recognized in the consolidated statement of financial position
The consolidated statement of financial position shows the following amounts relating to leases:

(in €‘000)	December 31, 2024	December 31, 2023
Right-of-use assets
Office buildings	10,832	11,956
Cars	2,387	1,075
Software	6,461	10,542
Land permits	85,555	52,799
Other	373	440
Total	105,608	76,812
Additions to the right-of-use assets for office buildings during 2024 were €621 thousand (2023: €1,624 thousand), there were no additions as a result of business combinations (2023: €nil ). Additions to the right-of-use assets for cars during 2024 were €2,058 thousand (2023: €1,053 thousand). Additions to the right-of-use assets for software during 2024 were € nil (2023: € nil ). Additions to the right-of-use assets for land permits during 2024 were €53,025 thousand (2023: €35,255 thousand). This includes no additions from business combinations (2023: €nil ) and all additions of €53,025 thousand during 2024 emerged from the ordinary course of business (2023: €35,255 thousand). Additions to the right-of-use assets for other during 2024 were € nil (2023: € nil ).

(in €‘000)	December 31, 2024	December 31, 2023
Lease liabilities
Current
Office buildings	1,377	1,382
Cars	794	403
Software	4,821	4,392
Land permits	9,663	5,684
Other	69	66
Total	16,724	11,927
Non-current
Office buildings	10,224	11,191
Cars	1,650	694
Software	2,945	7,280
Land permits	84,543	52,002
Other	329	396
Total	99,691	71,563
Lease liabilities are effectively secured as the rights to the leased assets recorded in the consolidated financial statements revert to the lessor in the event of default.
Amounts recognized in the consolidated statement of profit or loss
The consolidated statement of profit or loss shows the following amounts relating to leases:

(in €‘000)	2024	2023	2022
Depreciation expenses right-of-use assets
Office buildings	1,464	1,351	1,114
Cars	747	573	581
Software	4,081	4,071	4,062
Land permits	5,374	2,474	885
Other	68	68	68
Total	11,734	8,537	6,710
Interest expenses on lease liabilities (included in finance costs)
Office buildings	379	422	281
Cars	121	42	17
Software	317	448	565
Land permits	5,329	2,751	898
Other	13	15	16
Total	6,159	3,678	1,777
During 2024 the expenses relating to variable lease payment recognized were €749 thousand (2023: €58 thousand and 2022: €323 thousand).

Total cash outflows for leases
The total cash outflows for leases were as follows:

(in €‘000)	2024	2023	2022
Office buildings	1,750	1,649	1,267
Cars	835	612	602
Software	4,761	4,624	4,404
Land permits	6,094	1,410	657
Other	78	78	78
Total	13,518	8,373	7,008
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
As of December 31, 2024, the Group has evaluated the potential decommissioning costs associated with the dismantling and removal of charging equipment installed at these leased sites. Based on the assessment, the estimated costs are deemed to be immaterial. Consequently, the Group has determined that the recognition of a decommissioning provision and the corresponding capitalization of these costs as part of the 'right-of-use' assets are not required. The immaterial costs are anticipated to be incurred in the future as expenses related to the recovery of charging equipment, and will be recognized in the income statement when incurred.
17.2. Group as a lessor
During the year ended December 31, 2022, the Group entered into a sublease rental agreement with a third party for one of its office buildings. At December 31, 2023, the sublease rental agreement was terminated. In the consolidated statement of profit or loss for the year ended December 31, 2024, the Group recognized sublease rental income of € nil (2023: €200 thousand, 2022: €200 thousand).
18    Inventories

(in €‘000)	December 31, 2024	December 31, 2023
Finished products and goods for resale	17,137	27,249
CO2 tickets	10,109	6,855
Total	27,246	34,104
Amounts recognized in the consolidated statement of profit or loss
Inventories recognized as an expense in 2024 amounted to €11,592 thousand (2023: €8,842 thousand, 2022: €28,065 thousand). These were included in cost of sales.
Write-downs of inventories to net realizable value in 2024 amounted to €738 thousand (2023: €70 thousand, 2022: €627 thousand). These were recognized as an expense and included in cost of sales.

19    Other financial assets

(in €‘000)	December 31, 2024	December 31, 2023
Pledged bank balances	21,722	15,512
Security deposits	8,618	11,170
Derivatives	1,167	3,700
Investments in equity securities	45,965	16,557
Prepaid warranties non-current	4,705	5,657
Other receivables	925	1,821
Total	83,102	54,417
Non-current	78,536	52,641
Current	4,566	1,776
Total	83,102	54,417
Pledged bank balances
As at December 31, 2024, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group's external lender. These pledges do not impact the ability of the Group to use these bank accounts and their balances. These pledged bank balances have an original maturity of twelve months or more. Therefore, the Group has presented its pledged bank balances as other financial assets - non-current in the consolidated statement of financial position, as opposed to cash and cash equivalents.
As at December 31, 2024, the Group had pledged bank balances for an amount of €21,734 thousand (December 31, 2023: €15,512 thousand). There were no pledged bank balances that have an original maturity between three and twelve months.
As at December 31, 2024, the non-current portion relates to bank balances pledged to secure the payment of interest and commitment fees to the Group’s external lender for an amount of €13,313 thousand (December 31, 2023: €10,500 thousand) and bank balances pledged to secure bank guarantees and letters of credit for an amount of €5,248 thousand (December 31, 2023: €3,612 thousand).
During previous reporting periods, the Group received subsidies in advance from the Innovation and Networks Executive Agency (“INEA”), an agency established by the European Commission. The Group pledged bank balances as a security for a bank guarantee, in the event the Group is required to repay the subsidy. As at December 31, 2024, the Group pledged bank balances in relation to the bank guarantee for these subsidies for an amount of €1,400 thousand (December 31, 2023: €1,400 thousand).
Security deposits
The security deposits decreased during the year ended December 31, 2024 due to settlement and release of security deposits by E6 during the year which resulted in an overall year-over-year decrease in security deposits.
Derivatives
Other derivatives
Included in the Group’s derivatives balance as at December 31, 2024, are two interest rate caps (December 31, 2023: two) which the Group entered into to hedge its interest rate risk exposure.
During the year ended December 31, 2024, the Group recognized a fair value loss of €2,533 thousand (2023: loss of €5,497 thousand, 2022: gain of €5,507 thousand) on its interest rate caps. As at December 31, 2024, the fair value of the interest rate caps amount to €1,167 thousand (December 31, 2023: €3,700 thousand).
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
As of December 31, 2024, the Group holds 10.86% (December 31, 2023: 12.38%) of the total share capital of Voltalis, which has a fair value of €45,965 thousand (December 31, 2023: €16,557 thousand). The Group recognized a fair value gain of €29,407 thousand with respect to this investment during the year ended December 31, 2024. The gain is due to the increase in the investment fair value, which has been based on the transaction price of the additional capital raised by this private company in July 2024.
Fair value changes of the Group’s investment in equity securities are recognized in the consolidated statement of other comprehensive income. Refer to Note 32 for information about the methods and assumptions used in determining the fair value of the investment.
Prepaid warranties non-current
The Group purchases extended warranties for its fast and ultra-fast chargers for a period between 1 and 3 years depending on the charging pole's supplier. The extended warranty period starts after the standard warranty period of 2 years expires. The extended warranty was paid in advance at the moment when the charger is delivered.
As of December 31, 2024, the Group's prepaid extended warranties for charging equipment in amount of €4,705 thousand (December 31, 2023: €5,657 thousand). This amount of prepaid extended warranties is classified as non-current. The prepaid extended warranties classified as current as of December 31, 2024 amount to €1,221 thousand (December 31, 2023: €311 thousand) and are presented as part of prepayments and other assets in Note 21.
Other receivables
As of December 31, 2024, the other receivables mainly represent the non-current portion of an outstanding receivable with one of the Group's customers of €925 thousand (December 31, 2023: €1,651 thousand), net of an allowance of €41 thousand (December 31, 2023: €143 thousand). The Group has agreed on payments terms with its customer. The receivable will be settled in equal payment installments during approximately two years from the balance sheet date. The Group accrues interest on the balance at an annual rate of 8.4%.
20    Trade and other receivables
Trade and other receivables can be broken down as per the table below.

(in €‘000)	December 31, 2024	December 31, 2023
Trade receivables – gross	37,417	47,228
Loss allowance	(1,121)	—
Trade receivables – net	36,296	47,228
VAT receivables	9,631	6,166
Other receivables	1,453	2,285
Receivables from related parties	13	9
Government grants receivables	—	355
Total	47,393	56,043
The aging of the Group’s trade receivables and contract assets at the reporting date for all periods presented is disclosed in Note 33.

The movements in the loss allowance for the years ended December 31, 2024 and 2023 have been as follows:

	Trade receivables
(in €‘000)	2024	2023
Opening balance loss allowance at the beginning of the year	—	—
Additions to loss allowance	1,135	—
Receivables written off during the year as uncollectible	(14)	—
Unused amount reversed during the year	—	—
Closing balance loss allowance at the end of the year	1,121	—
Impairment losses on trade receivables and contract assets are recorded in other costs, within general and administrative expenses in the consolidated statement of profit or loss. Subsequent recoveries of amounts previously written off are credited against the same line item.
Details about the Group’s exposure to credit risk is included in Note 33.
21    Prepayments and other assets

(in €‘000)	December 31, 2024	December 31, 2023
Current prepayments and other assets	15,282	17,934
Total	15,282	17,934
Current prepayments and other assets primarily relate to prepaid chargers, charging equipment that have not yet been delivered to the Group, prepaid software licenses with a duration of less than twelve months, prepaid insurance premiums, prepaid extended warranty and other costs to fulfil a contract.
22    Cash and cash equivalents

(in €‘000)	December 31, 2024	December 31, 2023
Cash at banks	160,919	44,585
Total	160,919	44,585
The above figures reconcile to the amount of cash and cash equivalents shown in the consolidated statement of cash flows at the end of each reporting period.
The renewed credit facility is secured in part by pledges on the bank accounts. Refer to Note 25 for additional details and amounts.
The remaining cash and cash equivalents balance is at the free disposal of the Group for all periods presented, in line with the Company's business plan and the convertible debt received in December 2024. Please refer to Note 2.2 for further details on the Company's business plan. These pledges do not impact the ability of the Group to use these bank accounts and their balances.
23    Share capital, share premium and transaction costs on new equity instruments
Share capital
As at December 31, 2024, the issued share capital of the Company amounts to €32,801 thousand (December 31, 2023: €32,521 thousand), divided into 273,340,743 ordinary shares of €0.12 (December 31, 2023: 271,010,790 ordinary shares of €0.12 per share). They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at December 31, 2024 amounted to €108,000 thousand (December 31, 2023: €108,000 thousand), divided into 900,000,000 ordinary shares of €0.12 per share (December 31, 2023: 900,000,000 ordinary shares of €0.12 per share).
On March 17, 2022, trading in the public company commenced on the NYSE. The Company traded under the Allego name under the ticker symbol “ALLG” until August 22, 2024, when the Company was voluntarily delisted from NYSE as a result of the TFA.

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
Concurrently with the execution of the BCA, Spartan and Allego entered into Subscription Agreements (the “Subscription Agreements”), dated July 28, 2021, with a number of investors (collectively the “PIPE Investors”), pursuant to which the PIPE Investors agreed to subscribe to and purchase, and Allego N.V. agreed to issue and sell to such PIPE Investors, an aggregate of 15,000,000 Ordinary Shares (the “PIPE Shares”) at a price of $10.00 per share (€9.0711 per share) for an aggregate purchase price of $150,000 thousand (€136,048 thousand) in proceeds (the “PIPE Financing”) on the Closing Date. This resulted in a share capital increase of €1,500 thousand (12,500,000 ordinary shares at a price of €0.12 per share) and a rise in share premium of €108,515 thousand. Additionally, an increase in contract liability of €3,358 thousand was recognized for future charging services to be provided to one of the PIPE Investors (see Note 6). On March 22, a second PIPE share issue was executed. 2,500,000 ordinary shares were issued at price of €0.12 per share, increasing share capital by €300 thousand, and raising share premium by €22,375 thousand.
Issuance of ordinary shares upon exercise of the Private Placement Warrants
As indicated in Note 27, on April 15, 2022, all the Private Placement Warrants were exercised on a cashless basis. As a result of the exercise, 9,360,000 Private Placement Warrants were converted into 1,334,949 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €160 thousand, and raising share premium by €13,694 thousand. As a result of this transactions, no private warrants remained outstanding.
Issuance of ordinary shares related to the IPO Grant Shares award under the LTIP
In 2023, on June 9, 2023, 9,600 ordinary shares, with a nominal value of €0.12 per share, were issued for no consideration to employees of the Company. These shares related to the IPO Grant Shares award under LTIP as described in note 11.4. There were no such transactions during 2024.
Issuance of ordinary shares related to the RSUs award under the LTIP
During 2024, 309,953 (2023: 666,968) ordinary shares, with a nominal value of €0.12 per share (2023: €0.12 per share), were issued for no consideration to eligible members of the board of directors and employees. These shares relate to the RSUs award under the LTIP as described in note 11.4.
Issuance of ordinary shares related to the Performance Options award under the LTIP and MIP
11 Translated at the EUR/USD Exchange rate as at March 16, 2022.

On June 25, 2024, 2,020,000 (2023: nil) ordinary shares, with a nominal value of €0.12 per share were issued for the consideration of €0.12 per share to one of the former executive officers. These shares relate to Performance Options award under the LTIP and MIP as described in note 11.3 and note 11.4.
Issuance of ordinary shares upon exchange of Public Warrants
In 2023 on October 3, 2023 and October 18, 2023, all the Public Warrants were exchanged. As a result of the exchange, 13,799,948 Public Warrants were converted into 3,156,630 Allego N.V. ordinary shares, with a nominal value of €0.12 per share, increasing share capital by €379 thousand, and raising share premium by €7,190 thousand. No consideration was received from the Company as part of the exchange. As a result of these transactions, no public warrants remained outstanding. For further details on the exchange of Public Warrants, refer to Note 27.
Transaction costs for the issuance of ordinary shares in exchange of Public Warrants
During the year ended December 31, 2024, the Group incurred transaction costs of € nil (December 31, 2023: €955 thousand) that are directly attributable to the issuance of ordinary shares in relation to the exchange of Public Warrants. These transaction costs have been recorded as a deduction to share premium. For further details on the exchange of Public Warrants, refer to Note 27.
Share capital and share premium movements
Movement of share capital and share premium are as follows:

	Notes	Shares	Price per share (in €)	Share Capital (in €'000)	Share Premium (in €'000)
As at January 1, 2022		100	1.00	1	61,888
Share capital transaction within Allego Holding BV as part of the merger (“the Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	—	101,931
E8 The first special fee agreement March 16, 2022		22	1.00	—	—
As at March 16, 2022 immediately prior to closing the Transaction		124	1.00	1	163,819

Share capital transaction within Allego NV as part of the merger (“the Transaction”)
Elimination old shares March 16, 2022		(124)	1.00	—	—
Share Capital increase on conversion March 16, 2022		235,935,061	0.12	28,311	(28,311)
Spartan Share Capital March 16, 2022		14,907,582	0.12	1,789	85,808
Share Capital for PIPE March 16, 2022		12,500,000	0.12	1,500	108,515
Share Capital for PIPE March 22, 2022		2,500,000	0.12	300	22,375

Other equity movements during the year ended December 31, 2022
Private Placement Warrants exercise April 15, 2022		1,334,949	0.12	160	13,694
As at December 31, 2022		267,177,592	0.12	32,061	365,900
As at January 1, 2023		267,177,592	0.12	32,061	365,900
Issuance of shares under the LTIP from IPO Grant Shares June 9, 2023	11.4	9,600	0.12	1	—
Issuance of shares under the LTIP from RSUs August 10, 2023	11.4	666,968	0.12	80	—
Issuance of shares in exchange of Public Warrants October 3, 2023	27	2,996,918	0.12	360	6,938
Issuance of shares in exchange of Public Warrants October 18, 2023	27	159,712	0.12	19	252
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	27	—	—	—	(955)
As at December 31, 2023		271,010,790	0.12	32,521	372,135
As at January 1, 2024		271,010,790	0.12	32,521	372,135
Issuance of shares under the LTIP from Performance Options June 25, 2024	11.4	2,020,000	0.12	242	—
Issuance of shares under the LTIP from RSUs July 29, 2024	11.4	285,844	0.12	35	—
Issuance of shares under the LTIP from RSUs November 15, 2024	11.4	24,109	0.12	3	—
As at December 31, 2024		273,340,743	0.12	32,801	372,135
All the shares issued have been fully paid at the date of the capital issuance.

24    Reserves

(in €‘000)	Legal reserve for capitalized development costs	Foreign currency translation reserve	Reserve for financial assets at FVOCI	Total
As at January 1, 2022	4,198	(3)	—	4,195
Exchange differences on translation of foreign operations	—	98	—	98
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(10,595)	(10,595)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	328	328
Reclassification	(886)	—	—	(886)
As at December 31, 2022	3,312	95	(10,267)	(6,860)
As at January 1, 2023	3,312	95	(10,267)	(6,860)
Exchange differences on translation of foreign operations	—	(65)	—	(65)
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(14,832)	(14,832)
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	461	461
Reclassification	(1,845)	—	—	(1,845)
As at December 31, 2023	1,467	30	(24,638)	(23,141)
As at January 1, 2024	1,467	30	(24,638)	(23,141)
Exchange differences on translation of foreign operations	—	(10)	—	(10)
Changes in the fair value of equity investments at fair value through other comprehensive income	—	—	29,407	29,407
Deferred tax on changes in the fair value of equity investments at fair value through other comprehensive income	—	—	(911)	(911)
Reclassification	(1,365)	—	—	(1,365)
As at December 31, 2024	102	20	3,858	3,980
Legal reserve for capitalized development costs
The Company’s legal reserve relates to the capitalized development costs of the Group’s internally developed EV Cloud software platform. The Company recorded the net change in the legal reserve of negative €1,365 thousand in 2024 (2023: negative €1,845 thousand, 2022: negative €886 thousand) through accumulated deficit.
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

25    Borrowings
This note provides a breakdown of borrowings in place as at December 31, 2024 and 2023.

(in €‘000)	Interest rate	Maturity	December 31, 2024	December 31, 2023
Renewed facility	Euribor* + 3.9%**	December 19, 2027	364,577	350,722
Convertible debt	15%***	December 27, 2031	147,437	—
Total			512,014	350,722
*The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the consolidated statement of financial position.
**The margin of 3.9% will increase by 0.2% for the first time in December 2025.
***The bonds shall carry a compounding interest rate of 15% per annum.
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
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the year ended December 31, 2024, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).
In December 2022, the Group completed the full drawdown of part (i) of the renewed facility, for a total amount of €170,000 thousand, that was used to repay the Group's old facility by a way of netting with the drawdown on the renewed facility. During 2024, the Group completed the last drawdown for the total amount of €8,390 thousand from part (ii) of this facility. Since the Group has utilized the maximum amount of credit as allowed under the part (ii) of the facility as of December 31, 2024, no additional commitment fees were incurred after this date.
In addition, part (iii) was partially utilized in 2024, by issuance of letters of credit to some of the renewable energy suppliers for a total amount of €10,712 thousand (2023: €12,500 thousand), and an amount of €6,461 thousand (2023: € nil) was withdrawn in cash from part (iii) of the facility for collateral provided in relation to certain bank guarantees provided to renewable suppliers and INEA. The Company intends to utilize these amounts for the next twelve months and pay interest at regular EURIBOR plus margin.
As of December 31, 2024 the unutilized amount from the guarantee facility (part (iii)) is €326 thousand ( December 31, 2023: €17,500 thousand). Refer to Note 35 for details.
In parallel to the renewed facility, the Group entered into two interest rate caps to hedge the interest rate risk on 65% of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included in Note 19 and Note 33.
Interest expenses on the Group’s old and renewed facilities are recognized as part of finance income/(costs) in the consolidated statement of profit or loss. Refer to Note 12 for details.
Convertible debt
On December 20, 2024, Allego N.V. and Meridiam Europe IV A S.A.S., entered into a convertible bond agreement for the first tranche of the Meridiam Contribution, pursuant to the TFA, with an aggregate principal amount of €150,000 thousand. The 15% convertible bonds were issued on December 27, 2024, when the proceeds were received by the Group. In accordance with the provisions of the agreement, the proceeds will be used for capex expenditures and operational requirements during 2025 and 2026. The Maturity Date of the first tranche is December 27, 2031. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026. No financial covenants are applicable for the convertible bonds.
The bonds issued on December 27, 2024 carry a compounding interest rate of 15% per annum, which shall accrue and be added to the aggregate outstanding principal amount of such Bonds.
The convertible bond agreement includes several conversion options, as outlined below:
•Early redemption: the Company may redeem any or all of the outstanding bonds, on or after the third anniversary of the issuance date (and prior to the maturity date). The Company shall redeem the relevant bond(s) by paying to the relevant Bondholder(s) an amount in cash equal to the aggregate principal amount of such bond(s) plus the accrued interest.
•Acceleration on an event of default: on or at any time after the occurrence of an event of default (as defined in the agreement which includes customary events of default, such as failure to pay principal or interest, insolvency or liquidation of a Group Company, enforcement actions against material assets, suspension of business, and any event making it unlawful for the Company to fulfill its obligations) which is continuing, the Bondholder(s) shall have the option (but not the obligation) to declare by way of written notice to the Company (an acceleration notice) that some or all of the bonds (to the extent not already redeemed) shall be converted into Ordinary Shares by the Company, at: (a) a conversion price determined on the basis of a valuation of the Company applied in the most recent conversion event, provided a conversion event occurred within 6 months prior to the date of the acceleration notice; or (b) in the absence of the occurrence of a conversion event within 6 months prior to the date of the acceleration notice, a valuation performed by an independent third party.
•Optional conversion: for so long as (and, where applicable, to the extent that: (a) the maturity date (December 27, 2031) has not been reached; (b) the Company has not issued an early redemption notice; (c) no event of default has occurred; (d) the bonds have not otherwise been converted into Ordinary Shares or redeemed, the Bondholder(s) may elect, by delivery of a written notice to the Company to convert any or all of their bonds into Ordinary Shares at the applicable conversion price on the optional conversion date, upon the occurrence of: (a) a sale by Madeleine Charging B.V., any of its affiliates, and any Tagging Shareholder (as defined in the TFA) in a Third Party Sale (as defined in the TFA) of a number of Ordinary Shares resulting that Madeleine Charging B.V. no longer holds more than half of the issued and outstanding Ordinary Shares; or (b) a sale by Madeleine Charging B.V. or any of its affiliates in an initial public offering of securities by the Company of a number of Ordinary Shares resulting that Madeleine Charging B.V. no longer holds more than half of the issued and outstanding Ordinary Shares. Upon the conversion of one or more bonds in accordance with the above conditions, the relevant Bondholder(s) shall receive newly issued Ordinary Shares at 90% of the Company's valuation used in the applicable conversion event. The derivative related to a potential change of control had an immaterial fair value as of the balance sheet date, December 31, 2024, as the likelihood of such an event was considered remote.
If not redeemed early or converted into ordinary shares with their terms, as mentioned above, the bonds, together with accrued interest, are convertible into ordinary shares of Allego N.V., or redeemable at the discretion of Allego N.V., on the date that is seven years after the issuance date, on December 27, 2031. The conversion should be made at a conversion price determined on the basis of a valuation of the Company applied in the most recent conversion event, provided a conversion event occurred within 6 months prior to the maturity date, or in the absence of a conversion event within 6 months prior to the maturity date, a valuation performed by an independent third party. In both cases the amount is equal to the aggregate principal amount of such bonds plus the accrued interest.
EBRD facility
On July 8, 2024, the Group entered into a new facility agreement with the European Bank for Reconstruction and Development ("EBRD") for an amount of €20,000 thousand to support the development of EV-charging infrastructure, mainly in Poland. As of December 31, 2024 certain drawstop tests were not met, and as such, the Group has not drawn any amount from this facility.
The EBRD facility expires on June 18, 2029 and bears interest at EURIBOR plus a margin, however the Group can choose to apply for a fixed interest rate, subject to certain conditions. Under the terms of the facility, the Group is required to comply with financial covenants, including leverage ratio and interest cover ratio. The compliance with covenants under the EBRD facility agreement shall be tested every 6 months, with the testing period being the 12 months ending 31 December and 30 June.
Loan covenants
Under the terms of the renewed facility and the EBRD facility, the Company and its subsidiaries (other than specific unrestricted subsidiaries) are required to comply with financial covenants. The renewed facility also contains customary negative covenants, including, but not limited to, certain restrictions on the ability of the Company to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, pay dividends or make other restricted payments, sell or otherwise transfer assets or enter into transactions with affiliates. The renewed facility further provides that upon the occurrence of certain events of default, the obligations thereunder may be accelerated. Such events of default include non-payment, drawdown stop events, breach of financial and other covenants, cross default, insolvency, unlawfulness, material adverse change and other customary events of default. Details about the covenants and compliance with covenants are included in Note 34.
Assets pledged as security
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents in Note 22 and non-current other financial assets in Note 19), pledges on trade and other receivables presented in Note 20 and pledges on the shares in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Group, which combined represent more than 85% of the Group's total assets. These pledges do not impact the ability of the Group to use these bank accounts and their balances.
The carrying amount of assets pledged as security for the renewed facility are as follows:

(in €‘000)	December 31, 2024	December 31, 2023
Current assets
Floating charge
Cash and cash equivalents	159,623	40,628
Trade receivables	5,478	7,178
Other receivables	—	—
Total current assets pledged as security	165,101	47,806

Non-current assets
Floating charge
Non-current other financial assets	20,242	10,500
Total current assets pledged as security	20,242	10,500

Total assets pledged as security	185,343	58,306
Transaction costs
During the year ended December 31, 2024, the Group incurred €2,564 thousand (2023: €624 thousand, 2022: €11,657 thousand) of transaction costs, which are directly attributable to the convertible debt (2023 and 2022: directly attributable to the old and renewed facility). These costs are included in the measurement of the respective drawdowns and are amortized over the term of these drawdowns using the effective interest method. Additionally, the Group also incurred €174 thousand of transaction costs and €111 thousand of commitment fees related to the EBRD facility. These costs are classified as prepaid expenses, since no drawdowns were executed before December 31, 2024 from this facility.
The Group withdrawn in full the funds available under the parts (i) and (ii) of the renewed facility. Therefore, no additional commitment fees were incurred after December 31, 2024. Part (iii) of the renewed facility is mainly utilized by the issuance of guarantees and letters of credit to the Group's counterparties, thus limited drawdowns were made by the Group from this facility. The issued guarantees or letters of credit represent off-balance sheet commitments, refer to Note 35 for further details. As such, the commitment fee is capitalized as a prepayment for liquidity services, amortized over the period of that part of the facility and recognized in the consolidated statement of profit or loss, within finance income/(costs). During the years ended December 31, 2024 and December 31, 2023, the Group did not incur material commitment fees for part (iii) of the renewed facility.
Maturity profile of borrowings
The maturity profile of the borrowings is included in Note 33.
Changes in liabilities arising from financing activities
The movements in liabilities from financing activities in 2024 and 2023 have been as follows:

(in €‘000)	Renewed facility	Convertible Bond	Lease liabilities	Total
As at January 1, 2023	269,033	—	51,324	320,357
Proceeds from borrowings	82,400	—	—	82,400
Transaction fees	(624)	—	—	(624)
Payment of principal portion of lease liabilities	—	—	(4,692)	(4,692)
New leases	—	—	37,932	37,932
Termination of leases	—	—	(393)	(393)
Foreign exchange adjustments	—	—	(684)	(684)
Other changes	(87)	—	3	(84)
As at December 31, 2023	350,722	—	83,490	434,212
Proceeds from borrowings	14,851	150,000	—	164,851
Transaction fees	—	(2,564)	—	(2,564)
Payment of principal portion of lease liabilities	—	—	(7,362)	(7,362)
New leases	—	—	55,704	55,704
Termination of leases	—	—	(16,349)	(16,349)
Foreign exchange adjustments	—	—	931	931
Other changes	(996)	1	1	(994)
As at December 31, 2024	364,577	147,437	116,415	628,429

Other changes for the year ended December 31, 2024 reflect a decrease of €994 thousand (2023: an decrease of €84 thousand) which primarily include the effect of accrued interest on the Group’s borrowings of €28,116 thousand (2023: €23,364 thousand), offset by interest payments on the Group’s borrowings of €14,048 thousand (2023: €9,407 thousand), interest payable classified to trade and other payables of €14,897 thousand (2023: €13,019 thousand), fees paid of €166 thousand (2023: €1,080 thousand) and fees payable classified to trade and other payables of € nil (2023: €56 thousand). The Group presents interest paid as cash flows from operating activities.

26    Provisions and other liabilities

(in €‘000)	December 31, 2024	December 31, 2023
Defined benefit provision
Current	37	37
Non-current	500	500
Total	537	537
Warranty provision
Current	249	218
Non-current	77	72
Total	326	290
Share-based payment provision
Current	—	16,677
Non-current	—	10,217
Total	—	26,894
Subsidy provision
Current	1,425	1,649
Non-current	4,899	924
Total	6,324	2,573
Other provisions
Current	62	62
Non-current	83	80
Total	145	142
Total provisions and other liabilities
Current	1,773	18,643
Non-current	5,559	11,793
Total	7,332	30,436
Defined benefit provision
Refer to Note 10.2 for details about the Group’s defined benefit plans in the Netherlands, Belgium and France.
Warranty provision
The Group generally offers its customers 24-month assurance type warranties for charging equipment sold to its customers. Management estimates the amount of the projected costs to repair or replace items under warranties if identified. These estimates are based on historical claims incurred to date and the estimate of costs of future claims. Therefore, the provision for warranty claims and its classification as current or non-current is based on historical information. As at December 31, 2024, this provision had a carrying amount of €326 thousand (December 31, 2023: €290 thousand).
Share-based payment provision
The total fair value of the share-based payment arrangement related to the Second Special Fees Agreement, as at December 31, 2024, is estimated at € nil (December 31, 2023: €26,894 thousand). The fair value of the share-based payment arrangement decreased to € nil as a result of securing the necessary financing through the convertible bond, which is out of scope for the Second Special Fees Agreement. Refer to Note 11.2 for details about the Group’s share-based payment provision related to the Second Special Fees Agreement and the movements in the provision over all reporting periods presented.
Subsidy provision
The Group receives government grants for the purchase of chargers and for incurred expenses for the development of the charging infrastructure. Government grants are recognized where there is reasonable assurance that the grant will be received and that the Group will comply with all attached conditions. .
Other provisions
Other provisions refer to jubilee provision and restructuring provision. Refer to Note 10.2 for details about the Group’s jubilee plan in the Netherlands and the movements in the provision over all reporting periods presented.
The carrying amount of the restructuring provision of €62 thousand (December 31, 2023: €62 thousand) recorded in the consolidated statement of financial position for the year ended December 31, 2024 is expected to be fully utilized in 2025.
Maturities of provisions
Maturities of total provisions as at December 31, 2024 are as follows:

(in €‘000)	Amounts due within one year	Amounts due between one and five years	Amounts due after five years	Total
Defined benefit provision	37	116	384	537
Warranty provision	249	77	—	326
Share-based payment provision	—	—	—	—
Subsidy provision	1,425	1,192	3,707	6,324
Other provision	62	—	83	145
Total	1,773	1,385	4,174	7,332
27     Warrant liabilities
At December 31, 2023 and December 31, 2024, the Group had no Public Warrants and no Private Placement Warrants outstanding after the Public Warrant holders exchanged all their warrants on October 3, 2023 and October 18, 2023 respectively. Private Placement Warrants holders exercised all their warrants on April 15, 2022.
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
On October 18, 2023, in connection with the amendment of the Warrant Agreement, the Company exercised its right to exchange the remaining 770,110 Public Warrants for Ordinary Shares of the Company at an exchange ratio of 0.207 shares for each Public Warrant exchanged. As a result, the Company issued 159,413 Ordinary Shares. An additional 299 shares were issued in relation to the Public Warrants exchanged on October 18, 2023 to account for fractional shares12. The fair value of the Public Warrants that were exchanged on October 18, 2023 amounted to €271 thousand.
Movements in warrant liabilities
The financial liabilities for the warrants are accounted for at fair value through profit or loss. For further details on the assumptions and models used for estimating the fair value of the derivative warrants refer to Note 32.
During the year ended December 31, 2023 the Group recognized a total net fair value €6,273 thousand of (2022: gain of €27,103 thousand) in relation to the Public Warrants, in the consolidated statement of profit or loss, within finance income/(costs).
Movements in the warrant liabilities for the year ended December 31, 2024 are summarized as follows:

	Public Warrants		Private Placement Warrants		Total
	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)	Number of warrants	(in €‘000)
As at January 1, 2023	13,799,948	1,296	—	—	13,799,948	1,296
Warrants assumed on Transaction date
Change in fair value of warrant liabilities	—	6,273	—	—	—	6,273
Warrants exercised	(13,799,948)	(7,569)	—	—	(13,799,948)	(7,569)
As at December 31 , 2023	—	—	—	—	—	—
Change in fair value of warrant liabilities	—	—	—	—	—	—
Warrants exercised	—	—	—	—	—	—
As at December 31 , 2024	—	—	—	—	—	—
28    Trade and other payables

(in €‘000)	December 31, 2024	December 31, 2023
Trade payables	33,067	37,751
Accrued expenses	33,594	32,076
Employee related liabilities	3,175	3,566
Payroll taxes, social security and VAT payables	2,544	2,735
Other payables	1,539	820
Total	73,919	76,948
Current accrued expenses primarily relate to interest payable, accrued energy costs and goods receipt not invoiced.
29    Derivative liabilities
The Group signed multiple Power Purchase Agreements (PPAs) during the years 2022 - 2024 for the purchase of electricity from renewable sources in the Netherlands and Germany, to secure a long-term supply of green electricity to its charging equipment. These agreements are "buy-as-produced" contracts, have duration of 5 to 11 years and set a fixed price of the renewable electricity for the whole duration of agreements. The expected contractual volumes of renewable electricity were determined based on the historical production profiles of the local comparable facilities.
During the year ended December 31, 2024 six (December 31, 2023: two) renewable facilities were commissioned, the remaining facilities are in construction with the expected commissioning dates in 2025. The actual coverage of the total
12 Holders of Public Warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer, received one whole share in lieu of such fractional share.

electricity consumption with the supply from PPAs during the year ended December 31, 2024 and the expected coverage over the duration of the PPAs are disclosed in Note 33.
As discussed in Note 3.1.3 some German PPAs and some PPAs in the Netherlands entered into in the year ended December 31, 2023 meet the “own use” criteria in IFRS 9 and accounted for as executory contracts. However, the renewable electricity supplied by the remaining PPAs entered into in the year ended December 31, 2023 in the Netherlands do not meet the “own use” exemption in IFRS 9 and recognized as such as derivative liabilities. Additionally, the renewable electricity supplied by one German PPA and two Dutch PPAs does not longer meet the “own use” exemption in IFRS 9 because of change in market expectations, and were classified as such as derivative liability at December 31, 2024.
The derivative liabilities relating to PPAs had a nil fair value at inception. The methodology and main inputs to the fair value model at inception and as at December 31, 2024 are further described in Note 32.

30    Taxation
30.1. Income taxes
Income tax expense recognized in the consolidated statement of profit or loss
The major components of income tax expense recognized in the consolidated statement of profit or loss for the years ended December 31, 2024, 2023 and 2022 are as follows:

(in €‘000)	2024	2023	2022
Current income tax expense
Current income tax expense for the year	(857)	(927)	(1,058)
Adjustments in respect of current income tax of previous years	(15)	(34)	(64)
Total current tax expense	(872)	(961)	(1,122)
Deferred tax expense
Origination and reversal of temporary differences and tax losses	9,726	11,609	16,950
(De)recognition of deferred tax assets	(7,160)	(11,152)	(16,464)
Total deferred tax expense	2,566	457	486
Income tax expense	1,694	(504)	(636)

Reconciliation of effective tax rate
The following table provides a reconciliation of the statutory income tax rate with the average effective income tax rate in the consolidated statement of profit or loss for the years ended December 31, 2024, 2023 and 2022:

	2024		2023		2022
	(in €‘000)	%	(in €‘000)	%	(in €‘000)	%
Effective tax reconciliation
Loss before income tax	(46,309)		(109,778)		(304,656)
Income tax at statutory tax rate of the Netherlands	11,948	(25.8)	28,323	(25.8)	78,601	(25.8)
Adjustments to arrive at the effective tax rate:
Impact of different tax rates of local jurisdictions	308	(0.7)	31	—	165	(0.1)
Non-taxable income	7,112	(15.4)	96	(0.1)	7,987	(2.6)
Non-deductible expenses	(1,232)	2.7	(8,387)	7.6	(68,372)	22.4
Temporary differences for which no deferred tax is recognized	(8,894)	19.2	(9,305)	8.5	(2,412)	0.8
Adjustments previous year	(575)	1.2	(34)	—	(64)	—
(De)recognition of (un)recognized deferred tax assets	(7,160)	15.5	(11,152)	10.2	(16,464)	5.4
Other	187	(0.4)	(76)	0.1	(77)	—
Effective tax (rate)	1,694	(3.7)	(504)	0.5	(636)	0.2
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
30.2. Deferred taxes
Deferred tax assets and liabilities

(in €‘000)	2024	2023
Deferred tax assets	807	523
Deferred tax liabilities	(1,549)	(2,184)
Balance at January 1	(742)	(1,661)
Movements in deferred tax
Recognition of losses	1,551	257
Acquisitions / Divestments	—	—
Movements of temporary differences	114	662
Recognition of tax credits	—	—
Balance at December 31	923	(742)
Deferred tax assets	1,563	807
Deferred tax liabilities	(640)	(1,549)
Balance at December 31	923	(742)

Origination of deferred tax assets and liabilities
The following table provides the origination of deferred tax assets and liabilities during the years ended December 31, 2024 and 2023 and where those movements have been recorded: the consolidated statement of profit or loss (“profit or loss”) or directly in equity or other comprehensive income (OCI).

			Recognized in
(in €‘000)	Net balance January 1	Acquisitions / divestments	Profit or loss	Equity / OCI	Net balance December 31	DTA	DTL
Movements in 2023
Property, plant and equipment	526	—	(741)	—	(215)	—	(215)
Intangible assets	(1,782)	—	(10)	—	(1,792)	—	(1,792)
Right-of-use assets	(12,085)	—	(8,802)	—	(20,887)	—	(20,887)
Trade and other receivables	449	—	164	—	613	628	(15)
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	9,315	—	8,468	—	17,783	20,114	(2,331)
Current lease liabilities	1,834	—	1,287	—	3,121	3,121	—
Provisions	107	—	15	1	123	123	—
Trade and other payables	368	—	(181)	—	187	187	—
Investments in equity securities	(970)	—	—	461	(509)	—	(509)
Net operating losses	577	—	257	—	834	834	—
Interest carry forward	—	—	—	—	—	—	—
Total	(1,661)	—	457	462	(742)	25,007	(25,749)

Set-off of deferred tax balances pursuant to set-off provisions*						(24,200)	24,200
Net deferred tax balances at December 31, 2023						807	(1,549)

Movements in 2024
Property, plant and equipment	(215)	—	(670)	—	(885)	—	(885)
Intangible assets	(1,792)	—	1,792	—	—	—	—
Right-of-use assets	(20,887)	—	(6,907)	—	(27,794)	—	(27,794)
Trade and other receivables	613	—	(4,044)	—	(3,431)	615	(4,046)
Inventories	—	—	—	—	—	—	—
Non-current lease liabilities	17,783	—	7,137	—	24,920	27,508	(2,588)
Current lease liabilities	3,121	—	319	—	3,440	3,440	—
Provisions	123	—	6	10	139	139	—
Trade and other payables	187	—	3,382	—	3,569	3,569	—
Investments in equity securities	(509)	—	—	(911)	(1,420)	—	(1,420)
Net operating losses	834	—	1,551	—	2,385	2,385	—
Interest carry forward	—	—	—	—	—	—	—
Total	(742)	—	2,566	(901)	923	37,656	(36,733)

Set-off of deferred tax balances pursuant to set-off provisions*						(36,093)	36,093
Net deferred tax balances at December 31, 2024						1,563	(640)
* The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction if permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Unrecognized deferred tax assets

(in €‘000)	December 31, 2024	December 31, 2023
Tax losses	245,837	234,538
Deductible temporary differences	48,499	30,121
Tax credits	—	—
Interest carry forward	76,377	60,249
Total	370,713	324,908
Potential tax benefit	96,915	84,793
Interest carry forwards do not expire.
Estimates and assumptions
Refer to Note 2.7.22 for details on estimates and assumptions made with respect to the recognition of deferred tax assets.
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
The 2024 corporate income tax rate remains 25.8% (2023 & 2022: 25.8%), for taxable income above €200 thousand (2023: €200 thousand; 2022: €395 thousand). The corporate income tax rate for taxable income up to €200 thousand (2023: €200 thousand, 2022: €395 thousand) remains 19.0% (2023: 19.0% and 2022: 15.0%). The relevant deferred tax balances have been valued at the current corporate income tax rate.
Expiration year of loss carryforwards
As at December 31, 2024, the Group had unused tax losses available for carryforward for an amount of €245,837 thousand (December 31, 2023: €234,538 thousand) as unrecognized losses and for an amount of €8,777 thousand (December 31, 2023: €2,616 thousand) as recognized losses, in total €254,614 thousand (December 31, 2023: €237,155 thousand). These unused tax losses do not have an expiry date for all periods presented.
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
•the financial instrument’s book and fair value.
The Group holds the following financial instruments:
Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2023
Non-current other financial assets	19	32,383	3,700	16,557	52,641	52,641
Current other financial assets	19	1,776	—	—	1,776	1,776
Trade and other receivables	20	49,877	—	—	49,877	49,877
Cash and cash equivalents	22	44,585	—	—	44,585	44,585
Total		128,621	3,700	16,557	148,879	148,879
As at December 31, 2024
Non-current other financial assets	19	31,404	1,167	45,965	78,536	78,536
Current other financial assets	19	4,566	—	—	4,566	4,566
Trade and other receivables	20	37,762	—	—	37,762	37,762
Cash and cash equivalents	22	160,919	—	—	160,919	160,919
Total		234,651	1,167	45,965	281,783	281,783
Due to the highly liquid nature of cash and cash equivalents and the pledged bank balances classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables, their carrying amount is considered to be the same as their fair value.
Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2023
Borrowings	25	350,722	—	350,722	374,525
Non-current lease liabilities	17	71,563	—	71,563	N/A
Current lease liabilities	17	11,927	—	11,927	N/A
Trade and other payables	28	74,213	—	74,213	74,213
Derivative liabilities	29	—	7,442	7,442	7,442
Total		508,425	7,442	515,867	456,180
As at December 31, 2024
Borrowings	25	512,014	—	512,014	496,711
Non-current lease liabilities	17	99,691	—	99,691	N/A
Current lease liabilities	17	16,724	—	16,724	N/A
Trade and other payables	28	71,375	—	71,375	71,375
Derivative liabilities	29	—	20,132	20,132	20,132
Total		699,804	20,132	719,936	588,218
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
An explanation of each level is included in Note 2.7.17 of these consolidated financial statements for the year ended December 31, 2024.
Assets and liabilities measured at fair value
As at December 31, 2024 and December 31, 2023, the Group has recorded the following financial instruments at fair value in the consolidated statement of financial position:
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
The investment in equity securities is also presented within non-current other financial assets. The investment qualified for the level 2 category in the fair value hierarchy at the time of acquisition due to the fact that the investee is not a public company traded in an active market and the fair value was determined using valuation techniques which maximize the usage of observable market data. During the year ended December 31, 2024, the investment in equity securities remained in level 3 category. Therefore, the fair value of these securities is determined using valuation techniques which use unobservable inputs that are significant to fair value.
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
For assets and liabilities that are recognized in the consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the year ended December 31, 2024 and December 31, 2023 no transfers occurred between level of fair value hierarchy.
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
For the convertible debt, the fair value at December 31, 2024 is not significantly different from its carrying amount, since the proceeds were received close to year-end. Additionally, the conversion options described in Note 25 do not have (material) value, as such, the fair value is related to the actual debt and the interest.
The fair values of the Group’s assets and liabilities not measured at fair value are disclosed in the table in Note 31.

Specific valuation techniques to determine fair values
Specific valuation techniques used to value financial instruments include:
•interest rate cap derivatives: option pricing model;
•investment in equity securities: observable market transaction;
•borrowings: discounted cash flow analysis using a market interest rate;
•derivative liabilities: discounted cash flow analysis;
Financial instruments measured at fair value (level 3)
The changes in level 3 items for the year ended December 31, 2024 and December 31, 2023 have been as follows:

(in €‘000)	Investment in equity securities
Carrying amount at January 1, 2023	31,389
Movements during the year ended December 31, 2023
Fair value loss on investment in equity securities from level 3 classification	(14,832)
Carrying amount at December 31, 2023	16,557
Movements during the year ended December 31, 2024
Fair value gain/( loss) on investment in equity securities recognized in other comprehensive income	29,407
Carrying amount at December 31, 2024	45,965

(in €‘000)	Derivative liabilities
Carrying amount at January 1, 2023	—
Movements during the year ended December 31, 2023
Change in fair value of derivative liabilities relating to PPAs	(7,442)
Fair value gains/(losses) recognized in other income/(expenses)	—
Carrying amount at December 31, 2023	(7,442)
Movements in the year ended December 31, 2024
Initial recognition of derivative liabilities relating to PPAs	—
Change in fair value of derivative liabilities relating to PPAs	(12,690)
Carrying amount at December 31, 2024	(20,132)
At each reporting date, the Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Group’s accounting policies.
Valuation inputs to the fair value of investments in equity securities
Allego has an investment in equity securities which relates to an investment in Voltalis. The investment qualifies for the level 3 category in the fair value hierarchy as the securities are not traded in an active market and no observable market transactions occurred on or near the reporting date. The fair value as of December 31, 2024, was determined based on an observable market transaction in 2024 factoring in potential changes in the valuation through the reporting date and adjusting for differences in the observable transaction and the equity owned by Allego (i.e., applying a minority discount).

The investment in equity securities is presented within non-current other financial assets, and the fair value changes of this investment are recognized in the consolidated statement of other comprehensive income.

As of December 31, 2024, the fair value of the investment in Voltalis was determined based on an observable market transaction during July 2024 factoring in potential changes to the valuation through the reporting date and adjusting for differences between the observable transaction and equity owned by Allego (i.e., applying a minority discount).

For the year ended December 31, 2023, there were no observable market transactions; therefore, the investment was valued using a discounted cash flow analysis which included the inputs such as historical financial information of the underlying company, the earnings growth factor and a risk-adjusted discount rate.

In July 2024, Voltalis issued additional shares to an existing shareholder (a subsidiary of Meridiam), raising additional capital. The observable market transaction provides observable inputs, as each shareholder had equal rights to participate in the funding round, and transaction was unanimously accepted by all shareholders of Voltalis. After this transaction, the equity ownership of Allego's stake in Voltalis was diluted from 12.38% to 10.86%.

The Company assessed that the observable transaction price remains the best estimate of the fair value of the underlying equity. Management’s assessment included a confirmation from Meridiam that there were no material changes to the underlying business plan in the period following the transaction until the balance sheet and was supported by management's analysis of macro and industry trends.

In determining the overall fair value, the Company further applied a minority discount of 16.70% to the implied price. Management estimated the minority discount by considering the control premiums typically applied in private company valuations.

As of December 31, 2024, the Group holds 10.86% (December 31, 2023: 12.38%) of the total share capital of Voltalis, which has a fair value of €45,965 thousand (December 31, 2023: €16,557 thousand).

Sensitivity Analysis
The fair value measurement is sensitive to changes in the overall price for the valuation and the underlying minority discount. A change in the minority discount applied and overall price could significantly affect the fair value of the investment. In 2024, the sensitivity analysis was as follows:

(in €‘000)	December 31, 2024
Minority discount - increase by +5 percent points	(2,759)
Minority discount - decrease by -5 percent points	2,759
Overall price paid - increase by 5%	2,298
Overall price paid - decrease by 5%	(2,298)
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
The following table summarizes the quantitative information about the significant unobservable input parameters that are considered sensitive and are used in the level 3 fair value measurement of the derivatives liabilities relating to PPAs, using the DCF (“Discounted Cash Flows”) methodology:

	At inception	December 31, 2024
Parameters
Electricity forward price - wind (in €/MWh) *	82 - 128	83 - 88
Electricity forward price - solar (in €/MWh)	76 - 82	57 - 64
* the electricity forward price used in the model depends on the contract date and duration of the contract.
An increase or decrease of an average 10% in the electricity forward price would change the fair value of the derivative liabilities by a decrease of approximately €12,853 thousand or an increase of approximately €12,853 thousand respectively.
33    Financial risk management
This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate cap
Market risk – investments price risk	Investments in equity securities	Sensitivity analysis	Monitoring valuation updates
Market risk – commodities price risk	Electricity Procurement	Maturity profile and coverage	Increase supply of renewable electricity via fixed price PPAs
Credit risk	Cash and cash equivalents, trade receivables, derivative financial instruments and contract assets	Aging analysis	Doing business with creditworthy companies and a strict policy of cash collection.
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.
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
Market risk
Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of interest rate caps. During the years ended December 31, 2024 and 2023, the Group’s borrowings at a variable rate were denominated in euro.
The Group’s borrowings are carried at amortized cost.
As at December 31, 2024, approximately 29% of the Group’s borrowings are at a fixed rate of interest (December 31, 2023: 0%). An analysis by maturities is provided below in section "Maturities of financial liabilities" of this note.
Instruments used by the Group
The Group has two interest rate caps in place for the renewed facility with a notional of €240,500 thousand (December 31, 2023: two interest rate cap with a notional of €240,500 thousand) which mature in December 2027 (December 31, 2023: in

December 2027). As at December 31, 2024, the interest rate caps cover approximately 65% (December 31, 2023: 67%) of the variable loan principal outstanding. The notional of the derivative instruments is based on the principal of the debt and changes over time in order for the interest rate caps to mitigate at least 65% (2023: 65%) of the variable debt outstanding. According to the contract and as the loan is almost fully drawn, the notional of the interest rate cap will remain €240,500 thousand until the maturity of the agreement. Specifically, the strike price is linked to Euribor and was 2.97% at the end of 2024 (2023: 3.43%). The strike price will be 2.64% at the end of 2025, 2.63% at the end of 2026, 2.62% at the end of 2027. The remaining cash flow risk is accepted.
The interest rate caps require settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the renewed facility.
Sensitivity
The consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as the Group’s bank facilities have a variable interest rate. Equity is not impacted as no hedge accounting is applied. Additionally, an increase or decrease of the EURIBOR has an impact on the fair value of the Group’s interest rate caps. The exposure relates to the unhedged portion of the variable rate of the facilities. The impact on the loss for the years ended December 31, 2024 and 2023 as a result of a change in interest rates is as follows:

(in €‘000)	Impact on pre-tax loss
	2024	2023
Interest rates – increase by 10 basis points*	188	309
Interest rates – decrease by 10 basis points*	(185)	(346)
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
During the year ended December 31, 2024 the Group has covered 91% (December 31, 2023: 52%) of the total electricity consumption in the Netherlands and Germany with the supply from PPAs. During the year-ended December 31, 2024, the average market prices of renewable electricity were €77.29 and €78.51 per MWh (December 31, 2023: €95.82 and €95.18 per MWh) in the Netherlands and Germany respectively.
Analysis
The table below summarizes the contractual electricity supply profile (P50) from all PPAs at Allego as at December 31, 2024, resulting in an average expected annual coverage of 78% (December 31, 2023: 25%) of the total Group electricity supply till the end of 2035:

	Contractual electricity production
(in GWh)	Total	Less than 12 months	1–5 years	More than 5 years
The Netherlands	2,499	282	1,068	1,149
Germany	1,022	107	427	488
Average expected coverage	78%	207%	104%	57%
The Group is also exposed to the risk of the market prices being lower than the contractual prices, resulting in high electricity costs for the Group. In this case cost of electricity purchased under the PPAs is expected to be able to pass the cost on to EV customers.
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
At December 31, 2024, the Group had 11 customers (December 31, 2023: 25) that owed the Group more than €460 thousand (December 31, 2023: €470 thousand) each and accounted for approximately 35% (December 31, 2023: 78%) of the total amount of trade receivables and contract assets. There were 1 customers (December 31, 2023: 2) with a balance greater than €4,600 thousand (December 31, 2023: €4,700 thousand) accounting for just over 10% (December 31, 2023: 32%) of the total amount of trade receivables and contract assets.
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
The expected loss rates are based on the payment profiles of sales over a period of 36 months before December 31, 2024 and the corresponding historical credit losses experienced within this period. The Group has considered but not identified any forward-looking factors which require an adjustment of the historical loss rates based on expected changes in these factors.
On that basis, the loss allowance as at December 31, 2024 and December 31, 2023 was determined as follows for trade receivables and contract assets:

(in €‘000)	Current	1 – 30 days past due	31 –60 days past due	61 –90 days past due	91+ days past due	Total
As at December 31, 2023
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	0.00%
Gross carrying amount – trade receivables	32,931	7,459	897	(5,280)	11,221	47,228
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	—	—
As at December 31, 2024
Expected loss rate (in %)	0.00%	0.00%	0.00%	0.00%	4.47%
Gross carrying amount – trade receivables	25,625	4,791	983	326	5,692	37,417
Gross carrying amount – contract assets	—	—	—	—	—	—
Loss allowance	—	—	—	—	1,121	1,121
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
As disclosed in Note 19, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lenders and pledged bank balances in relation to bank guarantees issued to suppliers of the Group. These pledges do not impact the ability of the Group to use these bank accounts and their balances.
The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 34. In this case, the Group may be obliged to repay the facility. The Group monitors the liquidity risk on a weekly basis. Management monitors rolling forecasts of the Group’s cash and cash equivalents (Note 22) on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.

Financing arrangements
The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	December 31, 2024	December 31, 2023
Expiring beyond one year—renewed facility	—	8,390
Expiring beyond one year—EBRD facility	20,000	—
As indicated in Note 25, on July 8, 2024, the Group entered into a new facility agreement with the European Bank for Reconstruction and Development ("EBRD") for an amount of €20,000 thousand to support the development of EV-charging infrastructure, mainly in Poland. As of December 31, 2024 due to not meeting the utilisation rate drawstop test, and as such, the Group has not drawn any amount from this facility.
As indicated in Note 25, on December 20, 2024, Allego N.V. and Meridiam Europe IV A S.A.S., entered into a convertible bond agreement for the first tranche of the Meridiam Contribution, pursuant to the TFA, with an aggregate principal amount of €150,000 thousand. The 15% convertible bonds, were issued on December 27, 2024, when the proceeds were received by the Group. The proceeds will be used for capex expenditures during 2025 and 2026. The Maturity Date of the first tranche is December 27, 2031. Under the TFA, the Company anticipates receiving additional committed funds from Meridiam amounting to EUR 150 million by the end of December 2025 and EUR 10 million by the end of December 2026.
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

	Contractual cash flows
(in €‘000)	Carrying amount of liabilities	Total	Less than 6 months	6–12 months	1–2 years	2–5 years	More than 5 years
As at December 31, 2023
Borrowings	350,722	479,082	27,198	13,039	22,529	416,316	—
Lease liabilities	83,490	127,101	6,121	6,458	12,841	26,234	75,447
Trade and other payables	74,213	74,213	74,213	—	—	—	—
Derivative liabilities	7,442	100,214	1,378	1,410	9,949	28,904	58,573
Total	515,867	780,610	108,910	20,907	45,319	471,454	134,020
As at December 31, 2024
Borrowings	512,014	846,229	12,297	11,428	23,354	400,296	398,854	*
Lease liabilities	116,415	165,548	9,617	8,185	15,096	34,403	98,247
Trade and other payables	71,375	71,375	71,375	—	—	—	—
Derivative liabilities	20,132	192,436	9,271	9,775	20,677	59,808	92,905
Total	719,936	1,275,588	102,560	29,388	59,127	494,507	590,006
*The amount of €398,854 thousand refers to the repayment of the convertible debt. If not redeemed early or converted into ordinary shares with their terms, the bonds, together with accrued interest, are convertible into ordinary shares of Allego N.V., at the discretion of Allego N.V., on the date that is seven years after the issuance date, on December 27, 2031.
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

The Group has not paid any dividends since its incorporation. The Group expects to retain all earnings, if any, generated by operations for the development and growth of its business and does not anticipate paying any dividends to shareholders in the foreseeable future. In December 2023, the Group has secured financing for its operations through a renewed facility, and in December 2024, the group has secured financing through a convertible debt agreement (first tranche of the Meridiam Contribution), which are disclosed in Note 25.
No changes were made in the objectives for managing capital during the years ended December 31, 2024 and 2023.
Loan covenants
Under the terms of the renewed facility and EBRD facility, the Group is required to comply with the following financial covenants related to interest and earnings before interest, taxes, depreciation and amortization (“EBITDA”) at the consolidated level of the Group:
1.Leverage ratio: calculated on a consolidated level as (total net debt 13 / Group EBITDA).
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
The Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead the loans to become immediately due and payable.
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
13 Total net debt is calculated as external borrowings less cash and cash equivalents.

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
In the preparation of its consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these consolidated financial statements. The company does not expect to meet all of its covenants during 2025. Refer to Note 2.2 for additional information.
The Group made use of an equity cure right to comply with these covenants in the reporting period ended December 31, 2024. The actual leverage and interest cover ratios for the twelve months ended December 31, 2024 were respectively 3.0 and 2.3 (after equity cure) (December 31, 2023: nil and 0.6 respectively).
35    Commitments and contingencies
Purchase commitments for chargers and charging infrastructure
Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at December 31, 2024 were €8,426 thousand (December 31, 2023: €4,890 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory).
Purchase commitments for electricity
As disclosed in Note 29, Allego has entered into medium and long-term power purchase agreements for electricity. Significant expenditures for renewable electricity contracted and not recognized as liabilities, as at December 31, 2024 were €274,117 thousand (December 31, 2023: €256,554 thousand). These commitments refer to periods between 2025 and 2035. Other purchase commitments for electricity contracted for, but not recognized as liabilities, as at December 31, 2024 were €18,866 thousand (December 31, 2023: €28,209 thousand). These commitments refer to periods between 2025 and 2027. The expected contractual electricity production based on the supply profile (P50 - the average level of generation, where the output is forecasted to be exceeded 50% over the projects life) from all PPAs till the end of 2035 is further detailed in Note 33.
Guarantees
On December 19, 2022, the Group has entered into a renewed facility agreement with a group of lenders led by Société Générale and Banco Santander, which included up to €30,000 thousand to be used for issuance of guarantees and letters of credit, refer to Note 25. These letters of credit were issued to renewable electricity suppliers and they are not payable by the Group as of December 31, 2024. The liability will be triggered only in case of non-delivery of physical settlement under the power purchase agreement. The total amount of the letters of credit issued as part of the guarantee facility before December 31, 2024 is €29,674 thousand (December 31, 2023: €12,500 thousand).

36    Related-party transactions
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.
Relationship with Meridiam Europe IV A S.A.S
Meridiam Europe IV A S.A.S is a related party under common control of Meridiam SAS. On December 20, 2024, Allego N.V. and Meridiam Europe IV A S.A.S., entered into a convertible bond agreement for the first tranche of the Meridiam Contribution, pursuant to the TFA, with an aggregate principal amount of €150,000 thousand. The 15% convertible bonds, with a principal amount of €100 thousand per bond, were issued on December 27, 2024, when the proceeds were received by the Group. The bonds shall carry a compounding interest rate of 15% per annum, which shall accrue and be added to the aggregate outstanding principal amount of such Bonds monthly in arrears on the last day of each month, starting from the last day of the month following the issuance date. Refer to Note 25 for further details on the convertible debt agreement.
Relationship with EV Cars
EV Cars is a related party under common control of Meridiam EM SAS. On June 28, 2021, the Group entered into a contract with EV Cars for the design, construction, installation and operation and maintenance of charging stations.
Relationship with Meridiam Faolan EV Cars
Contingent upon the Delisting, as part of the TFA, Meridiam SAS, through its managed funds, has committed to making available to Allego an amount of €46,000 thousand in order to develop, operate and maintain charging sites in Germany. Meridiam Faolan EV Cars is a related party under common control of Meridiam EM SAS. On June 14, 2024, the Group entered into contracts with Meridiam Faolan EV Cars for the design, construction, installation and operation, maintenance and energy supply of charging stations at designated parking areas of Porta sites in Germany.
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

36.1. Transactions with related parties

(in €‘000)	Relationship	2024	2023	2022
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		—	—	1,743
Reimbursement of advisory fees		—	—	953
Share-based payment expenses		—	—	74,001
Meridiam Europe IV A S.A.S.	Other related party
Convertible debt		150,000	—	—
Interest expense on convertible debt		230	—	—
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		—	—	1,066
EV Cars	Other related party
Revenue from contracts with related party		9,734	15,585	51,424
Meridiam Faolan EV Cars GmbH & Co. KG	Other related party
Revenue from contracts with related party		43,199	—	—
Voltalis	Other related party
Revenue from contracts with related party		5,455	5,455	2,268
Fair value losses on pref. shares derivatives and net loss on sale of pref. shares derivatives		—	—	69
Executive Board Member	Key management
Other payments		—	—	4,740
The transactions with Mega-E until March 16, 2022, are considered related-party transactions. The Group obtained control of Mega-E as of that date. All subsequent transactions are therefore considered to be intra-group transactions and have been eliminated in these consolidated financial statements.

36.2. Balances with related parties
At December 31, 2024 and 2023, the Group held the following balances with related parties:

(in €‘000)	Relationship	December 31, 2024	December 31, 2023
Meridiam Europe IV A S.A.S.	Other related party
Convertible debt		(150,000)	—
Interest payable on convertible debt		(229)	—
EV Cars	Other related party
Contract assets with related party		—	—
Contract liabilities with related party		(7,883)	(6,241)
Trade receivables from related party		5,896	7,178
Trade payable to related party		(727)	(220)
Meridiam Faolan EV Cars GmbH & Co. KG	Other related party
Contract assets with related party		—	—
Contract liabilities with related party		(14,500)	—
Trade receivables from related party		1,084	—
Trade payable to related party		(677)	—
Voltalis	Other related party
Current receivables from related party		1,637	—
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
The following remuneration of key management personnel was recognized as an expense in the consolidated statement of profit or loss for the years ended December 31, 2024, 2023 and 2022:

(in €‘000)	2024	2023	2022
Short-term employee benefits	1,702	3,210	5,262
Share-based payments	(8,645)	14,422	41,230
Total	(6,943)	17,632	46,492
Share-based payments - Special Fee Agreements
On February 25, 2022, the Company’s then immediate parent entity — Madeleine — entered into a Second Special Fees Agreement with the same external consulting firm as for the First Special Fees Agreement (refer to Note 11.2 for details). Prior to joining the Company as members of the Executive Board, two directors were contractors of the external consulting firm, in which capacity they provided management services related to the Company to Madeleine, the Company’s immediate shareholder.
The directors are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits (including the proceeds from a future sale of shares in the Company) that the external consulting firm will generate under the agreement. Therefore, the Group has considered that a portion of the share-based payment expenses related to the Special Fees Agreements represents key management compensation and accordingly recognized that portion as employee benefits expenses within general and administrative expenses. For the year ended December 31, 2024, that portion of the share-based payment expenses related to Second Special Fees Agreement amounted to €(9,161) thousand (2023: €3,480 thousand, 2022: €26,869 thousand).

For the year ended December 31, 2024, the remaining amount of the total share-based payment expenses related to the Special Fees Agreement of €(18,320) thousand (2023: €6,607 thousand, 2022: €58,145 thousand) is compensation for external consulting services. Therefore, the Group has recognized this amount as legal, accounting and consulting fees, within general and administrative expenses (refer to Note 9 and Note 11 for details).
Share-based payments - Management Incentive Plan
In March 2022, the Company established the management incentive plan and during the year ended December 31, 2023, issued the grant options and the performance options to the key management. These options are classified as equity-settled share-based payment transactions as the settlements with the participants shall be done using the Company’s shares. The vested options were recognized at fair value at the issuance date as an employee benefits expense in the general and administrative expenses, with a corresponding increase in equity. The Management Incentive Plan was terminated at December 31, 2023. Refer to Note 11.3 for details on the Management Incentive Plan.
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
37    Group information
37.1. List of principal subsidiaries, associates and joint ventures
The Group’s principal subsidiaries, associates and joint ventures as at December 31, 2024, 2023 and 2022 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.
Subsidiaries

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2024	2023	2022
Allego Holding B.V.	Arnhem, the Netherlands	Holding Company	100%	100%	100%
Allego US Inc.	Wilmington, Delaware, USA	Financial investment services	100%	100%	100%
Allego B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	100%	100%	100%
Allego Innovations B.V.	Arnhem, the Netherlands	Software development	100%	100%	100%
Allego Employment B.V.	Arnhem, the Netherlands	Staffing agency within the Group	100%	100%	100%
Allego GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
Allego België B.V.	Mechelen, Belgium	Charging solutions for electric vehicles	100%	100%	100%
Allego France SAS	Paris, France	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Ltd	London, United Kingdom	Charging solutions for electric vehicles	100%	100%	100%
Allego Denmark ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	100%	100%	100%

Allego Portugal, Unipessoal Lda	Lisbon, Portugal	Charging solutions for electric vehicles	100%	100%	100%
Allego Norway AS	Olso, Norway	Charging solutions for electric vehicles	100%	100%	100%
Allego Sweden AB	Stockholm, Sweden	Charging solutions for electric vehicles	100%	100%	100%
Allego Italy S.R.L.	Torino, Italy	Charging solutions for electric vehicles	100%	100%	100%
Allego Spain S.L.U.	Madrid, Spain	Charging solutions for electric vehicles	100%	100%	100%
Allego Charging Oy	Helsinki, Finland	Charging solutions for electric vehicles	100%	100%	—
Allego Switzerland GmbH	Zürich, Switzerland	Charging solutions for electric vehicles	100%	100%	—
Allego Austria GmbH	Vienna, Austria	Charging solutions for electric vehicles	100%	100%	—
Allego Latvia SIA	Riga, Latvia	Charging solutions for electric vehicles	100%	100%	—
Allego Estonia OU	Tallinn, Estonia	Charging solutions for electric vehicles	100%	100%	—
Allego Lithuania UAB	Vilnius, Lithuania	Charging solutions for electric vehicles	100%	100%	—
Allego Poland Sp. Z o.o	Allego Poland Sp. Z o.o	Charging solutions for electric vehicles	100%	100%	—
Faolan GmbH *	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	—
FEMC Germany GmbH	Berlin, Germany	Charging solutions for electric vehicles	100%	100%	100%
GreenToWheel SAS	Paris, France	Charging solutions for electric vehicles	80%	80%	80%
Oury-Heintz Energie Applications SA	Paris, France	Holding Company	100%	100%	100%
Modélisation, Mesures et Applications SA	Paris, France	IT consulting services	100%	100%	100%
Mega-E Charging B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles at Mega-E sites	—	100%	100%
Faolan GmbH	Berlin, Germany	Charging solutions for electric vehicles	—	100%	—
Mega-E Netherlands Asset Co No 1 B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	—	100%	100%
Mega-E Denmark Asset Co No 1 ApS	Copenhagen, Denmark	Charging solutions for electric vehicles	—	100%	100%
Mega-E Belgium Asset Co No 1 BV	Mechelen, Belgium	Charging solutions for electric vehicles	—	100%	100%
Mega-E France SAS	Paris, France	Charging solutions for electric vehicles	—	100%	100%
Mega-E Sweden Asset Co No 1 AB	Stockholm, Sweden	Charging solutions for electric vehicles	—	100%	100%
Mega-E Eastern Europe Holding B.V.	Arnhem, the Netherlands	Charging solutions for electric vehicles	—	100%	100%
Chamberra Sp. z.o.o.	Warsaw, Poland	Charging solutions for electric vehicles	—	100%	100%
MOMA ASIA Ltd	Hong Kong, China	IT consulting services	—	—	100%
MOMA Collectivites SAS	Paris, France	IT consulting services	51%	51%	51%

Associates and Joint Ventures

Name of entity	Place of business/country of incorporation	Principle activities	Ownership interest held by the Group
			2024	2023	2022
FOROIL SAS	Paris, France	Development of solutions to optimize production & reserves of oil and gas fields	44%	44%	44%
3EA SAS	Paris, France	Electric installation work	50%	50%	50%
*Ownership interest sold on January 15,2025
37.2. Changes to the composition of the Group
On March 16, 2022, the Group consummated the previously announced business combination pursuant to the terms of the BCA. As a result of the completion of the SPAC Transaction, the Group acquired 100% of the shares of Spartan (subsequently renamed Allego USA Inc.).
On June 7, 2022, the Group acquired 100% share capital of Modélisation, Mesures et Applications SA ('MOMA'), a service provider for the Group’s EV Cloud platform. The acquisition brings the critical support for the EV Cloud platform into the Group and the access to new markets as well as services within the Group, to better meet the needs of its customers. The Group consolidates MOMA as of the acquisition date. FOROIL SAS is an associate of MOMA, but was written off as part of the accounting for the acquisition of MOMA due to it being a loss-making entity.
During 2024 several of the Group’s subsidiaries merged as part of a larger rationalization of the Group’s structure and to further integrate the former Mega-E Group into the Allego Group.
38    Subsequent events
The following events occurred after December 31, 2024:
Cash Guarantees
The Group issued one new letter of credit to a renewable electricity supplier in relation to an existing power purchase agreement . The letter of credit was not issued from the unutilized guarantee facility but was issued from cash deposits from Société Générale in January 2025, and have a total original amount of €420 thousand.
Change in Leadership
At the beginning of 2025, the former CEO and member of the Board of Directors, Mathieu Bonnet, and the former CTO, Alexis Galley, departed the Company. Therefore, on February 24, 2025, the Group announced a leadership transition as part of the Company’s continued focus on strengthening its operational and financial strategy. It was decided that Steven Salo shall replace Mathieu Bonnet and was appointed as Executive Director, effective immediately. The Group remains committed to delivering innovative and accessible EV charging solutions across Europe while continuing to build a strong and sustainable future.