Form 20-F/A
period 2024-12-31
Allego N.V.
filed 2025-05-01
CIK 1874474

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_________________________
Amendment No. 1 to
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
This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F of Allego N.V. (the “Company”) for the fiscal year ended December 31, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2025 (the “Original Report”), and is being filed for the purpose of correcting and re-filing the certifications by the Principal Executive Officer and Principal Financial Officer in Exhibit 12.1 (the “Section 302 Certification”) and Exhibit 13.1 (the “Section 906 Certification” and, together with the Section 302 Certification, the “Certifications”). Due to an inadvertent administrative error, the Certifications filed with the Original Report were not dated and did not include conformed signatures of the Principal Executive Officer and Principal Financial Officer.

The Certifications have been corrected and are re-filed as Exhibits 12.1 and 13.1 to this Amendment.
Except as described above, this Amendment does not amend, update or change any other items or disclosures contained in the Original Report, and accordingly, this Amendment does not reflect or purport to reflect any information or events occurring after the original filing date of the Original Report or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Report and the Company’s other filings with the SEC.

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

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to Allego N.V.’s Form 20-F filed with the SEC on May 16, 2024).

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

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Original Report)

11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 of the Original Report)

12.1*	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Allego N.V. Incentive-Based Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to Allego N.V.’s Form 20-F filed with the SEC on May 16, 2024)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)
*Filed herewith.
**Furnished herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

ALLEGO N.V.

May 1, 2025	By:	/s/ Steven Salo
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